Exhibit 99.1

(Technip Energies N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, with its seat in Amsterdam, the Netherlands)

Admission to listing and trading on Euronext Paris of ordinary shares

This prospectus (the "Prospectus") is published in connection with the listing and the first admission to trading (the "Listing") on Euronext in Paris, a regulated market of Euronext Paris S.A. ("Euronext Paris") of ordinary shares in the share capital of Technip Energies N.V. ("Technip Energies") with a par value of EUR 0.01 each (the "Technip Energies Shares").

THIS PROSPECTUS IS NOT PUBLISHED IN CONNECTION WITH AND DOES NOT CONSTITUTE AN OFFER OF SECURITIES BY OR ON BEHALF OF TECHNIP ENERGIES

The Listing is made in furtherance of the separation of the Technip Energies business segment (including Genesis) as well as Loading Systems, and Cybernetix from the rest of TechnipFMC plc, a public limited company formed under the laws of England and Wales ("TechnipFMC"). TechnipFMC will separate its Technip Energies business segment (including Genesis), Loading Systems and Cybernetix by means of a spin-off of a newly formed company named Technip Energies. TechnipFMC's entire Technip Energies business segment (including Genesis), Loading Systems and Cybernetix, will be transferred to Technip Energies, following which Technip Energies will hold, directly or through its subsidiaries, the business formerly constituting the Technip Energies business segment (including Genesis), Loading Systems and Cybernetix of TechnipFMC (the "Technip Energies Business"). TechnipFMC will subsequently distribute (the "Distribution") 50.1% of Technip Energies Shares held by TechnipFMC to the shareholders of TechnipFMC. As a result of the spin-off, each such shareholder of TechnipFMC will become a shareholder of two independent public companies: TechnipFMC and Technip Energies.

The dividend detachment date in respect of the Distribution (the "Ex Date") is expected to be 16 February 2021. Shareholders of TechnipFMC on 5:00 p.m., New York time, on 17 February 2021 (the "Record Date") will be entitled to receive one Technip Energies Share for every five TechnipFMC ordinary shares with a nominal value of $1.00 per share (each a "TechnipFMC Share") that such shareholder owns. Holders of TechnipFMC Shares will, depending on their current custody arrangements, receive an automatic distribution or be asked to make an election in respect of the manner in which they wish to take delivery of their Technip Energies Shares as further described in this Prospectus and such elections will be fulfilled as long as such holders hold TechnipFMC Shares on the Record Date. The actual number of Technip Energies Shares that will be distributed will depend on the total number of issued and outstanding TechnipFMC Shares as of the Record Date. At the date of this Prospectus, the number of shares in TechnipFMC issued and outstanding was 450,433,770. TechnipFMC shareholders will not receive fractional Technip Energies Shares. The Distribution of Technip Energies Shares will be made on 23 February 2021 (the "Payment Date"). Depending on the respective shareholders' bank or broker, it is expected that Technip Energies Shares will be credited to applicable securities accounts either on or as soon as possible after the Payment Date. Additionally, the net cash proceeds from the sale by the relevant intermediaries of all fractional Technip Energies Shares that their clients who are TechnipFMC shareholders would otherwise have been entitled to receive will be credited by the intermediaries to the accounts of such TechnipFMC shareholders as soon as practicable after the Payment Date. See "Listing—Delivery, Clearing and Settlement" for more information. TechnipFMC Shares are currently listed on Euronext Paris and the New York Stock Exchange ("NYSE") under the symbol "FTI".

Following the completion of the Distribution, TechnipFMC will retain approximately 49.9% of the Technip Energies Shares but intends to significantly reduce its shareholding in Technip Energies over the 18 months following the spin-off, including in connection with the sale of shares to BPI pursuant to the Investment. In connection with the proposed spin-off, TechnipFMC entered into a share purchase agreement, dated 7 January 2021 (the "Share Purchase Agreement"), with Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France ("BPI"), pursuant to which BPI will purchase from TechnipFMC for $200.0 million, subject to adjustment, a number of Technip Energies Shares determined based upon a thirty day volume-weighted average price ("VWAP") of Technip Energies Shares, less a six percent discount (the "Investment"). The Investment is subject to the conditions set forth in the section entitled "Share Purchase Agreement".

Technip Energies was incorporated on 16 October 2019 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands and formed to hold the Technip Energies Business. Technip Energies was converted into a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands on 31 January 2021. The Technip Energies Shares will constitute the entire issued and outstanding share capital of Technip Energies after the spin-off.

Prior to the Listing, there has been no public market for the Technip Energies Shares. Application has been made to list and admit all of the Technip Energies Shares to trading under the symbol "TE" with International Securities Identification Number ("ISIN") NL0014559478 on Euronext Paris (Compartment A). Trading in the Technip Energies Shares on Euronext Paris will start at 9:00 a.m. Central European Time ("CET") on 16 February 2021 (the "Listing Date"), initially on an if-and-when-delivered (conditional upon delivery) basis with delivery on 23 February 2021. Regular trading in the Technip Energies Shares on Euronext Paris will start at 9:00 a.m. CET on 19 February 2021.

INVESTING IN THE TECHNIP ENERGIES SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 18 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN RISKS THAT SHOULD BE CAREFULLY CONSIDERED BEFORE INVESTING IN THE TECHNIP ENERGIES SHARES.

This Prospectus has been approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the "AFM"), as competent authority under Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the "Prospectus Regulation"). The AFM only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the Prospectus Regulation. Such approval should not be considered as an endorsement of the quality of the securities and of Technip Energies that are the subject of this Prospectus. Investors should make their own assessment as to the suitability of investing in the securities. Technip Energies has requested the AFM to notify its approval in accordance with Article 25(1) of the Prospectus Regulation to the competent authority in France, the French Authority of the Financial Markets (Autorité des Marchés Financiers, "AMF"), with a certificate of approval attesting that this Prospectus has been prepared in accordance with the Prospectus Regulation.

Distribution of this Prospectus may, in certain jurisdictions, be subject to specific regulations or restrictions. Persons in possession of this Prospectus are urged to inform themselves of any such restrictions which may apply in their jurisdiction and to observe them. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. TechnipFMC and Technip Energies disclaim all responsibility for any violation of such restrictions by any person.

This Prospectus is dated 9 February 2021.

TABLE OF CONTENTS

Summary	2

Résumé	9

Risk Factors	16

Important Information	43

The Spin-Off	50

Listing	56

Dividend Policy	61

Capitalization and Indebtedness	63

Operating and Financial Review	67

Business	105

Trend Information	131

Profit Forecasts	133

Management, Employees and Corporate Governance	136

Description of Share Capital	160

Major Shareholders and Related Party Transactions	172

Taxation	182

Independent Auditors	198

General Information	199

Definitions	200

Index to the Financial Statements	F-1

Summary

Section A – Introduction and Warnings

This summary should be read as an introduction to the prospectus (the "Prospectus") relating to the listing and the first admission to trading (the "Listing") on Euronext in Paris, a regulated market of Euronext Paris S.A. ("Euronext Paris") of ordinary shares in the share capital of Technip Energies N.V. ("Technip Energies") with a par value of EUR 0.01 each (the "Technip Energies Shares"). Technip Energies will hold the Technip Energies business segment (including Genesis), Loading Systems and Cybernetix (the "Technip Energies Business") which will be separated from TechnipFMC plc ("TechnipFMC") through a spin-off.

Any decision to invest in the Technip Energies Shares should be based on a consideration of the Prospectus as a whole by the investor. An investor could lose all or part of the invested capital. Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under the relevant national legislation, have to bear the costs of translating the Prospectus before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only where the summary is misleading, inaccurate or inconsistent, when read together with the other parts of the Prospectus, or where it does not provide, when read together with the other parts of the Prospectus, key information in order to aid investors when considering whether to invest in the Technip Energies Shares.

The international securities identification number ("ISIN") of the Technip Energies Shares is NL0014559478. The issuer of the Technip Energies Shares is Technip Energies, and its legal and commercial name is Technip Energies N.V. Technip Energies' address is 6-8 Allée de l'Arche, Faubourg de l'Arche, ZAC Danton, 92400 Courbevoie, France, its telephone number is +33 (0)1 47 78 21 21, and its website is www.technipenergies.com. Technip Energies is registered in the Trade Register of the Chamber of Commerce (Handelsregister van de Kamer van Koophandel) under number 76122654 and its legal entity identifier ("LEI") is 724500FLODI49NSCIP70.

The competent authority approving the Prospectus is the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the "AFM"). The AFM's address is Vijzelgracht 50, 1017 HS Amsterdam, the Netherlands. Its telephone number is +31 (0)20 797 2000 and its website is www.afm.nl. The AFM has approved the Prospectus on 9 February 2021. Technip Energies has requested the AFM to notify its approval in accordance with Article 25(1) of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the "Prospectus Regulation") to the competent authority in France, the French Authority of the Financial Markets (Autorité des Marchés Financiers, "AMF"), with a certificate of approval attesting that the Prospectus has been prepared in accordance with the Prospectus Regulation.

Section B – Key Information on the Issuer

Who is the issuer of the securities?

Technip Energies is the issuer of the Technip Energies Shares. Technip Energies is a public limited liability company (naamloze vennootschap) incorporated under the laws of and is domiciled in the Netherlands. Its LEI is 724500FLODI49NSCIP70 and it operates under the laws of the Netherlands.

Technip Energies, together with its subsidiaries within the meaning of article 2:24b of the Dutch Civil Code (the "Company"), offers a full range of design and project development services to its customers spanning the entire downstream value chain, from early engagement technical consulting through final acceptance testing. The Company has a track record of more than 60 years in managing large engineering, procurement, and construction ("EPC") projects.

The Company's onshore business focuses on the study, EPC, and project management of the entire range of onshore facilities related to gas monetization, refining, and chemical processing from biofuels and hydrocarbons. The Company conducts large-scale, complex, and challenging projects often in environments with extreme climatic conditions. The Company relies on early engagement and front-end design as well as technological know-how for process design and engineering, either through the integration of technologies from its own proprietary portfolio or belonging to leading alliance partners. The Company seeks to integrate and develop advanced technologies and reinforce its project execution capabilities in each project.

The Company's offshore business focuses on the study, EPC, and project management within the entire range of fixed and floating offshore facilities, many of which were the first of their kind, including the development of floating liquefied natural gas facilities and floating production storage and offloading facilities.

Following the completion of the Distribution, TechnipFMC will retain approximately 49.9% of the Technip Energies Shares but intends to significantly reduce its shareholding in Technip Energies over the 18 months following the spin-off, including in connection with the sale of shares to BPI pursuant to the Investment. In connection with the proposed spin-off, TechnipFMC entered into a share purchase agreement, dated 7 January 2021, with Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France ("BPI"), pursuant to which BPI will purchase from TechnipFMC for $200.0 million, subject to adjustment, a number of Technip Energies Shares determined based upon a thirty day volume-weighted average price (subject to a certain cap and floor) of Technip Energies Shares, less a six percent discount (the "Investment"). The Investment is subject to conditions set out in the share purchase agreement.

2

At the date of this Prospectus, the number of issued and outstanding TechnipFMC ordinary shares with a nominal value of $1.00 per share (the "TechnipFMC Shares") was 450,433,770. Immediately following the spin-off, based on the public filings of the beneficial owners of TechnipFMC Shares or ownership notifications received from beneficial owners of TechnipFMC Shares, Technip Energies expects the following holders of TechnipFMC Shares (other than nominees) to hold 3% or more of Technip Energies' total voting rights (with the number of Technip Energies Shares to be held by each such holder to be correspondingly reduced after giving effect to a distribution ratio of one Technip Energies Share for every five TechnipFMC Shares and the dilution effect of fractional shares):

Name of Beneficial Owner	Number of TechnipFMC Shares beneficially owned	Percentage of outstanding TechnipFMC Shares beneficially owned(1)	Number of Technip Energies Shares beneficially owned	Percentage of outstanding Technip Energies Shares beneficially owned(2)
The Vanguard Group, Inc. (3)	29,406,224	6.53%	5,881,244	3.27%
Bpifrance Participations S.A. (4)	24,688,691	5.48%	4,937,738	2.75%
BlackRock, Inc. (5)	24,096,858	5.40%	4,819,378	2.67%
Pzena Investment Management, LLC(6)	24,671,025	5.40%	4,934,205	2.67%
First Eagle Investment Management, LLC(7)	21,712,783	4.84%	4,342,556	2.42%
Société Générale SA(8)	20,017,658	4.45%	4,003,531	2.23%
Norges Bank(9)	14,087,530	3.13%	2,817,506	1.57%

(1)	The calculation of percentage of ownership of each listed beneficial owner is based on 450,433,770 TechnipFMC Shares outstanding on 5 February 2021.

(2)	Immediately following the spin-off, Technip Energies estimates that approximately 179,813,880 Technip Energies Shares will be issued and outstanding. The calculation of percentage of outstanding Technip Energies Shares beneficially owned by each holder is based on a distribution ratio of one Technip Energies Share for every five TechnipFMC Shares held by such holder as of the close of business on 17 February 2021, the Record Date.

(3)	Based on a Schedule 13G/A filed with the SEC on 12 February 2020. The Vanguard Group, Inc. has sole voting power over 448,097 TechnipFMC Shares, shared voting power over 129,243 TechnipFMC Shares, sole dispositive power over 28,553,856 TechnipFMC Shares, and shared dispositive power over 852,368 TechnipFMC Shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 610,922 TechnipFMC Shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 370,927 TechnipFMC Shares as a result of its serving as investment manager of Australian investment offerings. No natural person is a beneficial owner of more than 5% of any class of The Vanguard Group, Inc.'s voting securities.

(4)

Based on a Schedule 13D filed with the SEC on 30 May 2017. Bpifrance Participations S.A., jointly with Caisse des Dépôts et Consignations, EPIC Bpifrance, and Bpifrance S.A., have shared voting power over 24,688,691 TechnipFMC Shares and shared dispositive power over 24,688,691 TechnipFMC Shares. No natural person is a beneficial owner of more than 5% of any class of Bpifrance Participations S.A.'s voting securities.

The number of Technip Energies Shares BPI will acquire as part of the Investment is determined based on the volume-weighted average price per share of Technip Energies Shares on Euronext Paris on the first thirty trading days after the Distribution (as defined below). BPI's ownership in this table therefore does not yet reflect BPI's ownership after the Investment. In connection with the agreement signed between BPI and Technip Energies, subject to certain exceptions, BPI has agreed to a lock-up in respect of its Technip Energies Shares for 180 days following the Distribution Date.

(5)	Based on a Schedule 13G/A filed with the SEC on 1 February 2021. BlackRock, Inc. has sole voting power over 20,848,596TechnipFMC Shares and sole dispositive power over 24,096,858 TechnipFMC Shares. BlackRock, Inc. reports that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of TechnipFMC Shares, and no one person's interest in the TechnipFMC is more than 5% of the total outstanding TechnipFMC Shares. No natural person is a beneficial owner of more than 5% of any class of BlackRock, Inc.'s voting securities.

(6)	Based on a Schedule 13G/A filed with the SEC on 2 February 2021. Pzena Investment, LLC has sole voting power over 18,923,986 TechnipFMC Shares and sole dispositive power over 24,671,025 TechnipFMC Shares. No natural person is a beneficial owner of more than 5% of any class of Pzena Investment, LLC's voting securities.

(7)	Based on a form TR-1 filed with the United Kingdom Financial Conduct Authority ("FCA") on 27 May 2020.

(8)	Based on a form TR-1 filed with the FCA on 25 January 2021.

(9)	Based on a form TR-1 filed with the FCA on 12 October 2020.

At the date of the Prospectus, Mr. Stephen Siegel is the sole director of Technip Energies. Prior to 16 February 2021 (the "Effective Date"), Mr. Siegel will resign and the board of directors of Technip Energies (the "Technip Energies Board", and each member a "Director") as of the spin-off will consist of Mr. Arnaud Pieton, Ms. Alison Goligher and Mr. Nello Uccelletti and from the current TechnipFMC board of directors Mr. Arnaud Caudoux, Mr. Pascal Colombani, Ms. Marie-Ange Debon, Mr. Didier Houssin, and Mr. Joseph Rinaldi. Technip Energies has initiated a search for additional independent non-executive directors and may appoint such additional directors before the closing of the Distribution, or propose their election after the closing, including at the annual shareholders' meeting to be held in 2022. The Company's independent auditor is PricewaterhouseCoopers Audit S.A.S.

3

What is the key financial information regarding the issuer?

Combined Statements of Income

	Year ended 31 December			Six months ended 30 June
(EUR millions, except percentages)	2019	2018	2017	2020	2019
Total revenue	5,768.7	5,365.2	7,229.2	2,829.4	2,594.5
Profit before financial expense, net and income taxes	673.2	313.3	479.8	258.6	316.0
Net profit or loss attributable to the owners of the Technip Energies group	146.3	(85.4)	58.6	110.3	66.4
Year on year revenue growth	7.5%	(25.8%)	133.8%	9.1%	2.8%

Combined Statements of Financial Position

	As at 31 December			As at 30 June
(EUR millions)	2019	2018	2017	2020
Total assets	8,380.6	8,119.3	8,600.7	8,574.6
Total equity	1,784.4	1,718.7	2,231.6	2,017.6
Net financial debt (long term debt plus short term debt minus cash)	(2,976.7)	(3,016.8)	(3,303.9)	(3,101.1)

Combined Statements of Cash Flows

	Year ended 31 December			Six months ended 30 June
(EUR millions)	2019	2018	2017	2020	2019
Cash provided (required) by operating activities	1,006.4	507.1	48.2	473.3	601.9

The audited combined financial statements of the Company for the years ended 31 December 2019, 2018 and 2017 (the "Combined Financial Statements") and the unaudited combined financial statements for the six months ended 30 June 2020 and 2019 (the "Interim Condensed Combined Financial Statements") are carve-out financial statements prepared for the purposes of the Listing and present the historical financial information of the Company in the format that it intends to use to report its financial results in the future beginning with the publication of the statutory consolidated financial statements for fiscal year 2021.

As the Company did not operate as a stand-alone entity in the past, the Combined Financial Statements and the Interim Condensed Combined Financial Statements may not be indicative of the Company's future performance and what its combined results of operations, financial position and cash flows would have been, had the Company operated as an entity separate from TechnipFMC for the periods presented.

No pro forma financial information has been included in the Prospectus. There are no qualifications in the auditor's report relating to the historical financial information for the years ended 31 December 2019, 2018 and 2017.

The independent auditor's report to the Combined Financial Statements includes the following emphasis of matter: "We draw attention to the notes 1.3 "Basis of preparation" and 1.4 "Principles applied in preparing the combined financial statements" to the combined financial statements, which describe the key assumptions underlying the preparation of the Company's combined financial statements and the fact that it has not operated as a single entity. These combined financial statements are, therefore, not necessarily indicative of results that would have occurred if the Company had operated as a single business during the years presented or of future results of the Company.

These combined financial statements are prepared in connection with the spin-off transaction described in note 1.1 "Background" to these combined financial statements."

Alternative Performance Measures

Certain parts of the Prospectus contain non-IFRS financial measures and ratios. The non-IFRS financial measures presented are not measures of financial performance under IFRS, but measures used by management to monitor the underlying performance of the Company's business and operations and, accordingly, they have not been audited or reviewed. Further, they may not be indicative of the Company's historical operating results, nor are such measures meant to be predictive of the Company's future results. These non-IFRS measures are presented in the Prospectus because management considers them an important supplemental measure of the Company's performance and believes that they and similar measures are widely used in the industry in which the Company operates as a means of evaluating a company's operating performance and liquidity. However, not all companies calculate Alternative Performance Measures ("APMs") in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the APMs contained in this Prospectus and they should not be considered as a substitute for revenue, operating profit for the year, cash flow or other financial measures computed in accordance with IFRS.

4

The Prospectus contains the following non-IFRS measures presented as APMs: Adjusted Revenue, Adjusted Recurring EBIT, Adjusted Recurring EBITDA, Adjusted net (debt) cash, Adjusted Order Backlog and Adjusted Order Intake. The APMs are determined by integrating line by line for their respective share incorporated construction project entities that are not 100% owned by the Company

The key financial APM information regarding the issuer are set forth in the table below:

	Year ended 31 December			Six months ended 30 June
(EUR millions, except percentages)	2019	2018	2017	2020	2019
Adjusted Revenue	5,529.8	4,467.1	5,242.3	3,011.1	2,394.4
Adjusted Recurring EBIT	393.4	287.5	302.5	164.2	202.2
Adjusted Recurring EBIT / Adjusted Revenue	7.1%	6.4%	5.8%	5.5%	8.4%
Adjusted net (debt) cash	2,466.2	1,816.7	1,926.3	2,936.9	N/A
Year on year Adjusted Revenue growth	23.8%	(14.8%)	N/A	25.8%	N/A

What are the key risks that are specific to the issuer?

The following are the key risks that relate to the Company's industry and business, operations, financial conditions, prospects, capital structure, and structure of the Company, based on the probability of their occurrence and the expected magnitude of their negative impact. In making the selection, the Company has considered circumstances such as the probability of the risk materializing on the basis of the current state of affairs, the potential impact which the materialization of the risk could have on the Company's business, financial condition, results of operations and prospects, and the attention that management of the Company would on the basis of the current expectations have to devote to these risks if they were to materialize.

•	The Company operates in a highly competitive environment and unanticipated changes relating to competitive factors in its industry may impact its results of operations.

•	Demand for the Company's products and services depends on oil and gas industry activity and expenditure levels, which are directly affected by trends in the demand for and price of crude oil and natural gas.

•	COVID-19 has significantly temporarily reduced demand for the Company's products and services, and has had, and may continue to have, an adverse impact on the Company's financial condition, results of operations, and cash flows.

•	The Company may lose money on fixed-price contracts.

•	The Company's failure to timely deliver its backlog could affect future sales, profitability, and relationships with its customers.

•	The Company faces risks relating to its reliance on subcontractors, suppliers, and its joint venture partners.

•	The Company may not realize revenue on its current backlog due to customer order reductions, cancellations or acceptance delays, which may negatively impact its financial results.

•	Currency exchange rate fluctuations could adversely affect the Company's financial condition, results of operations, or cash flows.

•	The Company is subject to an ongoing investigation by the French Parquet National Financier related to historical projects in Equatorial Guinea and Ghana.

•	Its operations require the Company to comply with numerous regulations, violations of which could have a material adverse effect on its financial condition, results of operations, or cash flows.

•	Compliance with environmental and climate change related laws and regulations may adversely affect the Company's business and results of operations.

•	The Company is subject to the tax laws of numerous jurisdictions; challenges to the interpretation of, or future changes to, such laws could adversely affect it.

•	Historically, the Technip Energies Business was operated as a business segment of TechnipFMC and the Company's historical financial information is not necessarily representative of the results that the Technip Energies Business would have achieved as an independent public company and may not be a reliable indicator of its future results.

•	The Company may not achieve some or all of the expected benefits of the separation and spin-off, and the separation and spin-off may adversely affect its business.

5

Section C – Key Information on the Securities

What are the main features of the securities?

The Technip Energies Shares are ordinary shares in the issued and outstanding share capital of Technip Energies with a par value of EUR 0.01 each. The Technip Energies Shares are denominated in and will trade in euro. Technip Energies will become an independent public company, no longer part of the group of which TechnipFMC is a part, at 9:00 a.m. Central European Time ("CET") on 16 February 2021 (the "Ex Date"), the dividend detachment date in respect of the distribution of the dividend-in-kind of the Technip Energies Shares (the "Distribution"). Shareholders of TechnipFMC on 5:00 p.m., New York time, on 17 February 2021 (the "Record Date") will be entitled to receive one Technip Energies Share for every five TechnipFMC Shares with a nominal value of $1.00 per share (each a "TechnipFMC Share") that such shareholder owns. The Distribution of Technip Energies Shares will be made on 23 February 2021 (the "Payment Date"). Depending on the respective shareholders' bank or broker, it is expected that Technip Energies Shares will be credited to applicable securities accounts either on or as soon as possible after the Payment Date. The actual number of Technip Energies Shares that will be distributed will depend on the total number of issued and outstanding TechnipFMC Shares at the Record Date. The Technip Energies Shares will be admitted for trading on Euronext Paris. The ISIN of the Technip Energies Shares is NL0014559478.

The Technip Energies Shares will rank pari passu with each other and holders of Technip Energies Shares will be entitled to dividends and other distributions declared and paid on them. Each Technip Energies Share carries distribution rights and entitles its holder the right to attend and to cast one vote at the general meeting (algemene vergadering) of Technip Energies, being the corporate body, or where the context so requires, the physical meeting of shareholders of Technip Energies (the "General Meeting"). There are no restrictions on voting rights attaching to the Technip Energies Shares. Each holder of Technip Energies Shares shall, subject to exceptions, have a pre-emptive right in respect of the Technip Energies Shares to be issued in proportion to the number of Technip Energies Shares already held by it.

There are no restrictions under the articles of association of Technip Energies or Dutch law that limit the right of holders of Technip Energies Shares to hold Technip Energies Shares. The transfer of Technip Energies Shares to persons who are located or resident in, citizens of, or have a registered address in jurisdictions other than the Netherlands may, however, be subject to specific regulations or restrictions according to their relevant laws.

In the event of insolvency, the holders of Technip Energies Shares are subordinated to other creditors of Technip Energies. This means that an investor could lose all or part of its invested capital.

The Technip Energies Board may, in its discretion, resolve to make interim distributions if an interim statement of assets and liabilities shows that Technip Energies' equity exceeds the sum of the paid-up and called-up part of the capital plus the reserves required to be maintained by Dutch law. The determination of the Technip Energies Board as to whether to resolve upon a dividend will depend upon many factors, including Technip Energies' financial condition, earnings, corporate strategy, capital requirements of its operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Technip Energies Board.

The Distribution of Technip Energies Shares will be taxable at the level of the TechnipFMC French tax resident shareholders according to applicable tax law on the distribution of dividends. TechnipFMC shareholders who are physical persons with France as their tax residence are reminded that the distribution in kind of Technip Energies Shares is subject, prior to the delivery of the securities or payment in respect of fractional shares, to a 12.8% non-final withholding tax on account of income tax as well as 17.2% social contributions, corresponding to a total of 30% of the gross amount of distributed income. As the case may be, the paying agent will be allowed to sell the number of Technip Energies Shares necessary to pay the currently applicable taxes and social contributions to be withheld. TechnipFMC shareholders are advised to contact their financial intermediary to determine the procedure that will be followed.

Where will the securities be traded?

Prior to the Listing, there has been no public market for the Technip Energies Shares. Application has been made to list all Technip Energies Shares under the symbol "TE" on Euronext Paris (Compartment A). Trading in the Technip Energies Shares will start at 9:00 a.m. CET on 16 February 2021, initially on an if-and-when-delivered (conditional upon delivery) basis with delivery on 23 February 2021 (the Payment Date). Investors should contact their broker or custodian regarding such institution's arrangements and/or ability to participate in as-if-and-when-delivered trading. Regular trading in the Technip Energies Shares will start at 9:00 a.m. CET on 19 February 2021.

What are the key risks that are specific to the securities?

The following is a key risk relating to the Technip Energies Shares. In selecting this risk, the Company has considered circumstances, such as the probability of the risk materializing and the potential impact which the materialization of the risk could have on holders of the Technip Energies Shares.

•	The combined post-spin-off value of Technip Energies Shares and TechnipFMC Shares may not equal or exceed the aggregate pre-spin-off value of TechnipFMC Shares.

6

Section D – Key Information on the Listing

Under which conditions and timetable can I invest in this security?

Shares to be listed

Technip Energies will become an independent public company, no longer part of TechnipFMC, at 9:00 CET on 16 February 2021, the Ex Date or Effective Date, the dividend detachment date in respect of the Distribution of the Technip Energies Shares and Technip Energies Shares will commence trading on an independent basis on Euronext Paris at market open at 9:00 a.m. CET on the same date, initially on an if-and-when-delivered (conditional upon delivery) basis with delivery on 23 February 2021, the Payment Date. Shareholders of TechnipFMC on 5:00 p.m., New York time, on 17 February 2021, the Record Date, will be entitled to receive one Technip Energies Share for every five TechnipFMC Shares that such shareholder owns. The Distribution of Technip Energies Shares will be made on the Payment Date. Depending on the respective shareholders' bank or broker, it is expected that Technip Energies Shares will be credited to applicable securities accounts either on or as soon as possible after the Payment Date. Regular trading in the Technip Energies Shares on Euronext Paris will start at 9:00 a.m. CET on 19 February 2021.

Delivery of Technip Energies Shares

Société Générale Securities Services ("SGSS", as the "Distribution Agent"), in coordination with Computershare Trust Company, N.A., TechnipFMC's transfer agent, will arrange for the delivery of Technip Energies Shares to Account Holders of TechnipFMC Shares. An "Account Holder" is a financial intermediary institution entitled to hold, directly or indirectly, accounts on behalf of its customers with Euroclear France, and includes Euroclear Bank SA/NV and the depositary bank for Clearstream Banking, S.A. TMF Netherlands B.V. will act as the Dutch share registrar for the Technip Energies Shares. SGSS will act as the registrar for shares held in registered form through Euroclear France S.A.

Where necessary, the custodian will be allowed to sell the number of Technip Energies Shares necessary to pay the currently applicable withholding taxes. TechnipFMC shareholders should seek advice from their account custodian to determine the procedure that will be put in place in that respect.

Expected timetable

Timing	Event
4 February 2021	Euronext Paris S.A. notice announcing the distribution Euronext Paris S.A. notice announcing the admission to trading of the Technip Energies Shares

15 February 2021	Euronext Paris S.A. notice announcing the technical reference price for Technip Energies Shares

16 February 2021

Ex Date for the TechnipFMC Shares

Effective Date of the spin-off

Listing Date – Listing of Technip Energies Shares and commencement of trading under the ticker symbol "TE" on an "if-and-when-delivered" (conditional upon delivery) basis

17 February 2021	Record Date

19 February 2021	Technip Energies Shares commence regular trading with standard T+2 settlement cycle

23 February 2021	Payment Date - Delivery of Technip Energies Shares Settlement of trades in Technip Energies Shares made on an "if-and-when-delivered" basis on 16 February 2021, 17 February 2021and 18 February 2021

Technip Energies and TechnipFMC may adjust the dates, times and periods given in the timetable and throughout this Prospectus. If Technip Energies and TechnipFMC decide to adjust dates, times or periods, they will issue a press release to be published on Technip Energies' and TechnipFMC's websites. Any other material alterations will be published in a press release on Technip Energies' and TechnipFMC's websites and in a supplement to the Prospectus (if required).

7

American Depositary Receipts

The Company intends to establish a sponsored American Depositary Receipt ("ADR") program in the United States as of the Payment Date. ADRs are negotiable U.S. securities issued by a U.S. depositary bank that represent a specified number of shares of a non-U.S. company's securities, which non-U.S. securities are deposited with the same depositary bank acting as custodian. The ADRs will not be listed on any national securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States and will instead trade over-the-counter. ADR holders are generally entitled to the same rights as the underlying shareholders, subject to the terms specified on the ADR certificate and in the deposit agreement that will be filed with the SEC in connection with the establishment of the ADRs. Holders of ADRs are generally entitled to vote by supplying their voting instructions to the depositary bank or its nominee, who will vote the Technip Energies Shares underlying their ADRs in accordance with their instructions. ADR holders are generally eligible for all dividends or other entitlements attaching to the underlying shares of the Company and receive all cash payments in U.S. dollars. A scrip option may be available, allowing shareholders to accumulate more ADRs. ADR holders may be charged fees in accordance with the deposit agreement, including, but not limited to, related to issuance of ADRs, cancellation of ADRs and fees for the exchange and transmission of cash payments. There can be no assurance the Company will be successful in establishing an ADR program. The details of the Company's ADR program, if and when established, will be available on the relevant registration statement on Form F-6 to be filed with the SEC on www.sec.gov.

Dilution

Not applicable.

Estimated expenses

The expenses related to the Listing payable by Technip Energies are estimated at EUR 745,000. No expenses will be charged to investors by Technip Energies or TechnipFMC in respect of the Listing.

Why is this prospectus being produced?

The Prospectus is being produced in furtherance of the Listing following the spin-off of the Technip Energies Business to Technip Energies.

Reasons for the spin-off

The spin-off builds on the results of the successful merger agreed on 14 June 2016 and completed on 16 January 2017, whereby FMC Technologies, Inc., a U.S. Delaware corporation (together with its consolidated subsidiaries, "FMC Technologies"), Technip S.A., a French société anonyme (together with its consolidated subsidiaries, "Technip") and TechnipFMC, entered into a definitive business combination agreement whereby Technip merged with and into TechnipFMC with TechnipFMC surviving, immediately followed by the merger of FMC Technologies with and into a wholly owned indirect subsidiary of TechnipFMC (the "Merger").

The performance of TechnipFMC since the Merger has made the spin-off possible and, when completed, Technip Energies believes that the spin-of will enable the two companies to unlock additional value. The spin-off is expected to allow each company to highlight its specialized attributes and distinct value propositions.

Technip Energies believes that the strategic rationale for the spin-off is compelling based primarily on the following reasons:

•	Diverging customer bases and absence of substantial operational synergies between Technip Energies and TechnipFMC;

•	Distinct and compelling market opportunities;

•	Strong individual balance sheets with tailored capital structures;

•	Distinct business profiles with differentiated investment appeal;

•	Increased management focus; and

•	Enhanced ability to attract, retain and develop talent.

The Listing completes the process of spinning off and establishing Technip Energies and its affiliates as a separate group, well-placed to capitalize on market opportunities and to unlock greater value than if it were to remain a part of TechnipFMC.

Use of proceeds

Technip Energies will not receive any proceeds in connection with the spin-off.

8

Résumé

The French translation of the summary below has not been part of the approval process of the Prospectus by the AFM.

La traduction française du résumé ci-dessous n'a pas été soumise au processus d'approbation de l'AFM.

Section A – Introduction et avertissements

Ce résumé doit être lu comme une introduction au prospectus (le « Prospectus ») relatif à l'admission aux négociations sur Euronext Paris (l'« Admission »), un marché réglementé d'Euronext Paris S.A. (« Euronext Paris »), d'actions ordinaires de Technip Energies N.V. (« Technip Energies ») d'une valeur nominale de 0,01 euro chacune (les « Actions Technip Energies »). Technip Energies conservera les segments d'activité Technip Energies (y compris Genesis), Loading Systems et Cybernetix (l' « Activité de Technip Energies ») qui seront séparés de TechnipFMC (« TechnipFMC ») par le biais d'une scission.

Toute décision d'investir dans les Actions Technip Energies devra être fondée sur un examen, par l'investisseur, du Prospectus dans son ensemble. Un investisseur pourrait perdre tout ou partie du capital investi. Lorsqu'une action relative aux informations contenues dans le Prospectus est intentée devant un tribunal, l'investisseur plaignant pourrait, selon la législation nationale applicable, avoir à supporter les frais de traduction du Prospectus avant que la procédure judiciaire puisse être initiée. La responabilité civile n'est encourue que par les personnes ayant déposé le résumé, en ce compris sa traduction, et uniquement que dans les cas où le résumé serait trompeur, inexact ou contradictoire, lorsqu'il est lu conjointement avec les autres parties du Prospectus, ou s'il ne fournit pas, lu conjointement avec les autres parties du Prospectus, des informations essentielles permettant d'aider les investisseurs lorsqu'ils envisagent d'investir dans les Actions Technip Energies.

Le numéro international d'identification des valeurs mobilières (« ISIN ») des Actions Technip Energies est NL0014559478. L'émetteur des Actions Technip Energies est Technip Energies et sa dénomination juridique et commerciale est Technip Energies N.V. L'adresse de Technip Energies est 6-8 Allée de l'Arche, Faubourg de l'Arche, ZAC Danton, 92400 Courbevoie, France, son numéro de téléphone est le +33 (0)147 78 21 21 et l'adresse de son site internet est www.technipenergies.com. Technip Energies est immatriculée au Registre Commercial de la Chambre de Commerce (Handelsregister van de Kamer van Koophandel) sous le numéro 76122654 et son identifiant juridique (« LEI ») est le 724500FLODI49NSCIP70.

L'autorité compétente pour approuver le Prospectus est l'Autorité des Marchés Financiers hollandaise (Stichting Autoriteit Financiële Markten, l' « AFM »). L'adresse de l'AFM est Vijzelgracht 50, 1017 HS Amsterdam, Pays-Bas. Son numéro de téléphone est le +31 (0)20 797 2000 et l'adresse de son site internet est www.afm.nl. L'AFM a approuvé le Prospectus le 9 février 2021. Technip Energies a demandé à l'AFM de notifier son approbation, conformément à l'Article 25(1) du Règlement (UE) 2017/1129 du Parlement européen et du Conseil du 14 juin 2017 concernant le prospectus à publier en cas d'offre au public de valeurs mobilières ou en vue de l'admission de valeurs mobilières à la négociation sur un marché réglementé, et abrogeant la Directive 2003/71/CE (le « Règlement Prospectus »), à l'autorité compétente en France, l'Autorité des Marchés Financiers (l' « AMF »), en fournissant un certificat d'approbation attestant que le Prospectus a été établi conformément au Règlement Prospectus.

Section B – Informations essentielles concernant l'Emetteur

Qui est l'émetteur des valeurs mobilières ?

Technip Energies est l'émetteur des Actions Technip Energies. Technip Energies est une société anonyme (naamloze vennootschap met beperkte aansprakelijkheid) immatriculée selon les lois des Pays-Bas et domiciliée aux Pays-Bas. Son LEI est le 724500FLODI49NSCIP70 et elle exerce son activité selon les lois des Pays-Bas.

Technip Energies, ensemble avec ses filiales au sens de l'article 2:24b du Code Civil hollandais (la « Société »), propose une gamme complète de services de conception et de développement de projets à ses clients couvrant toute la chaîne de valeur en aval, des premières missions de consulting technique jusqu'aux tests de validation finaux. La Société dispose d'une expérience de plus de 60 dans la gestion de grands projets d'ingénierie, d'approvisionnement et de construction (« EPC »).

L'activité onshore de la Société se concentre sur l'étude, l'EPC et la gestion de projet de toute la gamme des installations onshore relatives à la valorisation et au raffinage du gaz et des produits chimiques issus des biocarburants et des hydrocarbones. La Société réalise des projets de grande échelle, complexes et exigeants, souvent dans des environnements présentant des conditions climatiques extrêmes. La Société s'appuie sur l'engagement en amont et la conception préliminaire ainsi que sur un savoir-faire technologique en matière de conception et d'ingénierie des processus, via l'intégration de technologies provenant de son propre portefeuille ou appartenant à des partenaires alliés de premier plan. La Société cherche à intégrer et à développer des technologies avancées et à renforcer ses capacités d'exécution pour chaque projet.

L'activité offshore de la Société se concentre sur l'étude, l'EPC et la gestion de projet dans toute la gamme des installations offshore fixes et flottantes, dont beaucoup ont été les premières du genre, en ce compris le développement d'installations flottantes de gaz naturel liquéfié et d'installations flottantes de production, de stockage et de déchargement.

9

Suite à la réalisation de la Distribution, TechnipFMC détiendra environ 49,9% des Actions Technip Energies, mais entend réduire significativement sa participation dans Technip Energies au cours des 18 mois suivant la scission envisagée, y compris dans le cadre de la vente d'Actions Technip Energies à BPI au titre de l'Investissement. Dans le cadre de la scission envisagée, TechnipFMC a conclu une convention de cession d'actions en date du 7 janvier 2021 avec Bpifrance Participations S.A., une société anonyme de droit français (« BPI »), aux termes de laquelle BPI procèdera à l'acquisition auprès de TechnipFMC d'un nombre d'Actions Technip Energies pour un montant de 200 millions de dollars américains ($200 000 000), sous réserve d'un ajustement de ce montant (assujetti d'un certain plafond et plancher), sur la base du cours moyen pondéré par les volumes de l'Action Technip Energies sur une période de 30 jours, minorée d'une décote de six pourcent (l' « Investissement »). L'Investissement est soumis aux conditions telles que prévues dans le contrat de souscription.

A la date de ce Prospectus, il y a 450.433.770 actions ordinaires TechnipFMC d'une valeur nominale égale à 1,00 USD par action émises et en circulation (les « Actions TechnipFMC »). Immédiatement après la scission, sur la base des déclarations de franchissement de seuil des bénéficiaires effectifs des Actions TechnipFMC, Technip Energies prévoit que les titulaires d'Actions TechnipFMC (autres que des nominees) suivants détiendront 3% ou plus du total des droits de vote de Technip Energies (avec le nombre d'Actions Technip Energies de ceux-ci réduit en conséquence de la parité d'échange de une Action Technip Energies pour cinq Actions TechnipFMC et de l'effet dilutif des rompus d'actions) :

Nom du bénéficiaire effectif	Nombre d'Actions TechnipFMC détenues par les bénéficiaires effectifs	Pourcentage d'Actions TechnipFMC en circulation détenues par les bénéficiaires effectifs(1)	Nombre d'Actions Technip Energies détenues par les bénéficiaires effectifs	Pourcentage d'Actions Technip Energies en circulation détenues par les bénéficiaires effectifs(2)
The Vanguard Group, Inc. (3)	29.406.224	6,53%	5.881.244	3,27%
Bpifrance Participations S.A. (4)	24.688.691	5,48%	4.937.738	2,75%
BlackRock, Inc. (5)	24.096.858	5,40%	4.819.378	2,67%
Pzena Investment Management, LLC (6)	24.671.025	5,40%	4.934.205	2,67%
First Eagle Investment Management, LLC(7)	21.712.783	4,84%	4.342.556	2,42%
Société Générale SA(8)	20.017.658	4,45%	4.003.531	2,23%
Norges Bank(9)	14.087.530	3,13%	2.817.506	1,57%

(1)	Le calcul du pourcentage de détention de chacun des bénéficiaires effectifs listés repose sur un montant total de 450.433.770 Actions TechnipFMC en circulation au 5 février 2021.

(2)	Immédiatement après la scission, Technip Energies estime qu'environ 179.813.880 Actions Technip Energies seront émises et en circulation. Le calcul du pourcentage d'Actions Technip Energies en circulation détenues par chacun des bénéficiaires effectifs est basé sur une parité d'échange de une Action Technip Energies pour cinq Actions TechnipFMC détenues par ces bénéficiaires effectifs à 17h00, heure de New York le 17 février 2021, la Date d'Enregistrement.

(3)	Sur la base d'une Annexe 13G/A déposée auprès de la SEC le 12 février 2020. The Vanguard Group, Inc. dispose de la totalité des droits de vote sur 448.097 Actions TechnipFMC, partage les droits de vote sur 129.243 Actions TechnipFMC, bénéficie d'un pouvoir de disposition exclusif sur 28.553.856 Actions TechnipFMC et partage le pouvoir de disposition sur 852.368 Actions TechnipFMC. Vanguard Fiduciary Trust Company, une filiale à 100% de The Vanguard Group, Inc., est le bénéficiaire effectif de 610.922 Actions TechnipFMC en raison de sa qualité de gestionnaire d'investissement de comptes fiduciaires collectifs. Vanguard Investments Australia, Ltd., une filiale à 100% de The Vanguard Group, Inc., est le bénéficiaire effectif de 370.927 Actions TechnipFMC en raison de sa qualité de gestionnaire d'investissement d'offres de placements australiennes. Aucune personne physique n'est le bénéficiaire effectif de plus de 5% de toute catégorie d'actions ayant le droit de vote de The Vanguard Group, Inc.

(4)	Sur la base d'une Annexe 13D déposée auprès de la SEC le 30 mai 2017. Bpifrance Participations S.A., conjointement avec la Caisse des Dépôts et Consignations, EPIC Bpifrance et Bpifrance S.A., se partagent les droits de vote sur 24.688.691 Actions TechnipFMC et le pouvoir de disposition sur 24.688.691 Actions TechnipFMC. Aucune personne physique n'est le bénéficiaire effectif de plus de 5% de toute catégorie d'actions ayant le droit de vote de Bpifrance Participations S.A. Le nombre d'Actions Technip Energies que BPI détiendra dans le cadre de l'Investissement est déterminé sur la base du cours moyen pondéré par les volumes de l'Action Technip Energies sur Euronext Paris au cours des 30 premiers jours de bourse suivant la Distribution (tel que défini ci-dessous). La participation de BPI dans ce tableau ne reflète donc pas encore la participation de BPI après l'Investissement. Dans le cadre de l'accord conclu entre BPI et Technip Energies, sous réserve de certaines exceptions, BPI a souscrit un engagement de conservation des Actions Technip Energies d'une période de 180 jours à compter de la date de Distribution.
(5)	Sur la base d'une Annexe 13G/A déposée auprès de la SEC le 1 février 2021. BlackRock, Inc. dispose de la totalité des droits de vote sur 20.848.596 Actions TechnipFMC et du pouvoir de disposition sur 24.096.858 Actions TechnipFMC. BlackRock, Inc. déclare que diverses personnes ont le droit de bénéficier de, ou le pouvoir de contrôler, la perception de dividendes provenant d'actions TechnipFMC ou du produit de leur vente et qu'aucune autre personne détenant une participation dans TechnipFMC ne détient plus de 5% du total des Actions TechnipFMC en circulation. Aucune personne physique n'est le bénéficiaire effectif de plus de 5% de toute catégorie d'actions ayant le droit de vote de BlackRock, Inc.

(6)	Sur la base d'une Annexe 13G/A déposée auprès de la SEC le 2 février 2021. Pzena Investment, LLC dispose de la totalité des droits de vote sur 18.923.986 Actions TechnipFMC et d'un pouvoir de disposition exclusif sur 24.671.025 Actions TechnipFMC. Aucune personne physique n'est le bénéficiaire effectif de plus de 5% de toute catégorie d'actions ayant le droit de vote de Pzena, LLC.

(7)	Sur la base d’un formulaire TR-1 déposé auprès de la United Kingdom Financial Conduct Authority (la « FCA » ) le 27 mai 2020.

(8)	Sur la base d’un formulaire TR-1 déposé auprès de la FCA le 25 janvier 2021.

(9)	Sur la base d’un formulaire TR-1 déposé auprès de la FCA le 12 october 2020.

10

A la date du Prospectus, M. Stephen Siegel est le président de Technip Energies. M. Siegel démissionnera avant le 16 février 2021 (la « Date d'Admission ») et le conseil d'administration de Technip Energies (le « Conseil d'Administration de Technip Energies », et chacun des membres dudit Conseil d'Administration, un « Administrateur ») sera composé le jour de la scission de M. Arnaud Pieton, Mme Alison Goligher et M. Nello Uccelletti, parmi les membres actuels du conseil d'administration de TechnipFMC, M. Arnaud Caudoux, M. Pascal Colombani, Mme Marie-Ange Debon, M. Didier Houssin, et M. Joseph Rinaldi. Technip Energies a débuté une recherche d'administrateurs non exécutifs indépendants supplémentaires et peut nommer ces administrateurs supplémentaires avant la clôture de la Distribution, ou proposer leur élection après la clôture, y compris lors de l'assemblée générale annuelle des actionnaires qui se tiendra en 2022. Le commissaire aux comptes de la Société est PricewaterhouseCoopers Audit S.A.S.

Quelles sont les informations financières essentielles concernant l'émetteur ?

Comptes de Résultat Combinés

	Exercice clos au 31 décembre			Situation au 30 juin
(en millions d'euros, sauf pour les pourcentages)	2019	2018	2017	2020	2019
Revenu total	5.768,7	5.365,2	7.229,2	2.829,4	2.594,5
Bénéfice avant charges financières, impôts nets et sur le revenu	673,2	313,3	479,8	258,6	316,0
Bénéfice net ou perte nette attribuable aux actionnaires du groupe Technip Energies	146,3	(85,4)	58,6	110,3	66,4
Croissance des revenus d'une année sur l'autre	7,5%	(25,8%)	133,8%	9,1%	2,8%

Situations Financières Combinées

	Exercice clos au 31 décembre			Situation au 30 juin
(en millions d'euros)	2019	2018	2017	2020
Total actifs	8.380,6	8.119,3	8.600,7	8.574,6
Total fonds propres	1.784,4	1.718,7	2.231,6	2.017,6
Dette financière nette (dette long terme plus dette court terme moins trésorerie)	(2.976,7)	(3.016,8)	(3.303,9)	(3.101,1)

Flux de Trésorerie Combinés

	Exercice clos au 31 décembre			Situation au 30 juin
(en millions d'euros)	2019	2018	2017	2020	2019
Trésorerie générée (requise) par les activités opérationnelles	1.006,4	507,1	48,2	473,3	601,9

Les comptes combinés audités de la Société pour les exercices clos aux 31 décembre 2019, 2018 et 2017 (les « Comptes Combinés ») et les comptes semestriels combinés non audités de la Société arrêtés aux 30 juin 2020 et 2019 ( les « Comptes Combinés Intermédiaires Simplifiés ») sont des comptes détachés établis pour les besoins de l'Admission et présentent les informations financières historiques de la Société dans le format qu'elle entend utiliser pour présenter ses résultats financiers à l'avenir, à compter de la publication des comptes consolidés requis pour l'exercice 2021.

La Société n'ayant pas fonctionné comme une entité indépendante dans le passé, il se peut que les Comptes Combinés et les Comptes Combinés Intermédiaires Simplifiés ne reflètent pas la performance future de la Société et ce qu'auraient été ses résultats combinés d'exploitation, sa situation financière et ses flux de trésorerie si la Société avait fonctionné comme une entité distincte de TechnipFMC pour les périodes présentées.

Aucune information financière pro forma n'a été incluse dans le Prospectus. Il n'est pas fait mention de réserves dans le rapport du commissaire aux comptes relatif aux informations financières historiques pour les exercices clos aux 31 décembre 2019, 2018 et 2017.

Le rapport du commissaire aux comptes sur les Comptes Combinés comporte les paragraphes d'observation suivants : « Nous attirons votre attention sur les sections 1.3 « Base de préparation » et 1.4 « Principes mis en application pour l'établissement des comptes combinés » des comptes combinés, qui décrivent les principales hypothèses ayant servi à l'établissement des comptes combinés de Technip Energies, et sur le fait que la Société n'a pas exercé ses activités en tant qu'entité indépendante. Ces comptes combinés ne sont dès lors pas nécessairement représentatifs des résultats qui auraient été obtenus si la Société avait exercé ses activités en tant qu'entité indépendante pour les exercices présentés ni de ses résultats futurs.

Ces comptes combinés sont établis dans le cadre de l'opération de scission présentée dans la section 1.1 « Contexte » de ces comptes combinés. »

11

Mesures de Performance Alternatives

Certaines parties du Prospectus contiennent des mesures et des ratios financiers non-IFRS. Les mesures financières non-IFRS présentées ne sont pas des mesures de la performance financière selon les normes IFRS, mais des mesures utilisées par la direction pour contrôler la performance sous-jacente de l'activité et des opérations de la Société et, par conséquent, ces dernières n'ont pas été auditées ou revues. En outre, elles peuvent ne pas être indicatives des résultats d'exploitation historiques de la Société et ne sont pas non plus des mesures destinées à prévoir les résultats futurs de la Société. Ces mesures non-IFRS sont présentées dans le Prospectus parce que la direction les considère comme une mesure supplémentaire importante de la performance de la Société et estime que ces mesures et d'autres similaires sont largement utilisées dans le secteur dans lequel la Société exerce son activité comme moyens d'évaluer les performances opérationnelles et la liquidité d'une société. Cependant, toutes les sociétés ne calculent pas les Mesures de Performance Alternatives (« APM ») de la même manière ou sur une base uniforme. Par conséquent, ces mesures et ratios ne sont pas comparables aux mesures utilisées sous le même nom ou sous des noms similaires par d'autres sociétés. Ainsi, il convient de ne pas se fier indûment aux APM présents dans le Prospectus, qui ne doivent pas être assimilés au résultat, au bénéfice d'exploitation, aux flux de trésorerie ou à d'autres indices de performances calculés conformément à IFRS.

Le Prospectus contient les mesures non-IFRS suivantes présentées en tant qu'APM : Produits Ajustés, EBIT Récurrent Ajusté, EBITDA Récurrent Ajusté, trésorerie nette (dette) Ajustée, Carnet de Commandes Ajusté et Prises de Commandes Ajustées. Les APM sont déterminées en intégrant, ligne par ligne, pour leur part respective, les entités de projet de construction intégrées qui ne sont pas détenues à 100% par la Société.

Les informations financières essentielles relatives aux APM concernant l'émetteur figurent dans le tableau suivant :

	Exercice clos au 31 décembre			Situation au 30 juin
(en millions d'euros, sauf pour les pourcentages)	2019	2018	2017	2020	2019
Revenu Ajusté	5.529,8	4.467,1	5.242,3	3.011,1	2.394,4
EBIT Récurrent Ajusté	393,4	287,5	302,5	164,2	202,2
EBIT Récurrent Ajusté/ Revenu Ajusté	7,1%	6,4%	5,8%	5,5%	8,4%
Trésorerie nette (dette) ajustée	2.466,2	1.816,7	1.926,3	2.936,9	N/A
Croissance Ajustée des Revenus d'une année sur l'autre	23,8%	(14,8%)	N/A	25,8%	N/A

Quels sont les principaux risques propres à l'émetteur ?

Les principaux risques listés ci-dessous concernent le secteur dans lequel la Société évolue, ses activités, ses opérations, sa situation financière, ses perspectives, la structure de son capital et sa structure propre, fondés sur leur probabilité de survenance et sur l'ampleur attendue de leur impact négatif. Pour effectuer la sélection, la Société a tenu compte des circonstances telles que la probabilité de réalisation du risque sur la base de l'état actuel des choses, l'impact éventuel que la matérialisation du risque pourrait avoir sur l'activité, la situation financière, les résultats d'exploitation et les perspectives de la Société et l'attention que la direction de la Société devrait, sur la base des attentes actuelles, consacrer à ces risques s'ils venaient à se matérialiser.

•	La Société évolue dans un marché hautement concurrentiel et des changements imprévus relatifs à des facteurs concurrentiels dans son secteur peuvent avoir un impact sur ses résultats d'exploitation.

•	La demande pour les produits et les services de la Société dépend de l'activité et des niveaux de dépenses de l'industrie du pétrolière et gazière, qui sont directement affectés par des tendances dans la demande et du prix du pétrole brut et de gaz naturel.

•	L'épidémie de COVID-19 a de manière temporaire considérablement réduit la demande pour les produits et les services de la Société et a entraîné et pourrait continuer à entraîner un impact négatif sur la situation financière, les résultats d'exploitation ou les flux de trésorerie de la Société.

•	La Société pourrait perdre de l'argent sur des contrats à prix fixe.

•	L'incapacité de la Société à honorer son carnet de commandes dans les délais impartis pourrait affecter les ventes, la profitabilité, ainsi que ses relations avec ses clients.

•	La Société fait face à des risques liés à sa dépendance vis-à-vis de sous-traitants, de fournisseurs et de ses partenaires de joint venture.

•	La Société pourrait ne pas générer de revenus sur son carnet de commandes actuel, en raison de réductions, d'annulations ou de délais d'acceptation de commandes par des clients, qui pourraient avoir un effet négatif sur des résultats financiers.

•	Les variations des taux de change pourraient avoir un impact négatif sur la situation financière, les résultats d'exploitation ou les flux de trésorerie de la Société.

•	La Société fait l'objet d'une enquête en cours par le Parquet National Financier français au sujet de projets historiques en Guinée Equatoriale et au Ghana.

•	Les activités de la Société exigent qu'elle se conforme à des nombreuses réglementations dont la violation pourrait avoir un impact négatif significatif sur la situation financière, les résultats d'exploitation ou les flux de trésorerie de la Société.

•	Le respect des lois et des réglementations en matière d'environnement et de changement climatique pourrait avoir un impact négatif sur l'activité et les résultats d'exploitation de la Société.

•	La Société est soumise à des législations fiscales de nombreux pays ; toute contestation de l'interprétation de ces lois fiscales ou toute modification future auxdites lois pourraient avoir un impact négatif sur la Société.

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•	Historiquement, l'activité qui constituait le segment d'activité Onshore/Offshore (y compris Genesis) était exercée en tant que segment d'activité de TechnipFMC. Ce segment, ensemble avec les activités Loading Systems et Cybernetix seront les Activités de Technip Energies. Les informations financières historiques de la Société ne sont pas nécessairement représentatives des résultats que l'Activité Energies de Technip aurait atteints en tant que société cotée indépendante et peuvent ne pas être un indicateur fiable de ses résultats futurs.

•	La Société pourrait ne pas réaliser tout ou partie des bénéfices attendus de la séparation et de la scission, et la séparation et la scission pourraient avoir un impact négatif sur son activité.

Section C – Informations essentielles concernant les valeurs mobilières

Quelles sont les principales caractéristiques des valeurs mobilières ?

Les Actions Technip Energies sont des actions ordinaires du capital social émis et en circulation de Technip Energies, d'une valeur nominale de 0,01 euro chacune. Les Actions Technip Energies sont libellées et seront négociées en euros. Technip Energies deviendra une société cotée indépendante, qui ne fera plus partie du groupe dont fait partie TechnipFMC, à 9h00, heure d'Europe Centrale (CET), le 16 février 2021 (la « Date de Détachement » ou « Date de Réalisation »), soit la date de détachement du dividende au titre de la distribution du dividende en nature des Actions Technip Energies (la « Distribution »). Les actionnaires de TechnipFMC à 17h00, heure de New York, le 17 février 2021 (la « Date d'Enregistrement ») recevront une Action Technip Energies pour cinq Actions TechnipFMC, que ledit actionnaire détient. La Distribution des Actions Technip Energies sera effectuée le 23 février 2021 (la « Date de Mise en Paiement »). En fonction de l'intermédiaire financier considéré, il est prévu que les Actions Technip Energies soient créditées sur les comptes titres respectifs soit à la Date de Mise en Paiement, soit dès que possible après cette date. Le nombre effectif d'Actions Technip Energies qui seront distribuées dépendra du nombre total d'Actions TechnipFMC émises et en circulation à la Date d'Enregistrement. Les Actions Technip Energies seront admises à la négociation sur Euronext Paris. Le numéro ISIN des Actions Technip Energies est NL0014559478.

Les Actions Technip Energies auront le même rang et les titulaires d'Actions Technip Energies auront droit aux dividendes et aux autres distributions déclarés et payés sur lesdites Actions. Chaque Action Technip Energies est assortie de droits de distribution et donne à son titulaire le droit d'assister aux assemblées générales (algemene vergadering) de Technip Energies, qui s'entend comme l'organe social ou, lorsque le contexte l'exige, la réunion physique des actionnaires de Technip Energies (l'« Assemblée Générale ») et d'y disposer d'une voix. Il n'existe aucune restriction relative aux droits de vote attachés aux Actions Technip Energies. Chaque titulaire d'Actions Technip Energies disposera, sauf exception, d'un droit préférentiel de souscription sur les Actions Technip Energies à émettre proportionnel au nombre d'Actions Technip Energies qu'il détient déjà.

Il n'existe aucune restriction au titre des statuts de Technip Energies ou du droit néerlandais qui limite le droit des titulaires d'Actions Technip Energies de détenir des Actions Technip Energies. Le transfert d'Actions Technip Energies à des personnes situées ou résidant dans d'autres états que les Pays-Bas, qui en sont citoyens ou qui y possèdent une adresse enregistrée, pourra cependant être soumis à des règles ou à des restrictions spécifiques en vertu de leurs lois applicables.

En cas d'insolvabilité, les titulaires d'Actions Technip Energies sont subordonnés aux autres créanciers de Technip Energies. Ceci signifie qu'un investisseur pourrait perdre tout ou partie du capital qu'il a investi.

Le Conseil d'Administration de Technip Energies peut, à sa discrétion, décider de procéder à la distribution d'acomptes sur dividende si un état financier intermédiaire relatif aux actifs et des passifs révèle que le montant des fonds propres de Technip Energies est supérieur à la somme de la partie du capital libéré et appelé, à laquelle s'ajoutent les réserves devant être constituées conformément au droit néerlandais. La décision du Conseil d'Administration de Technip Energies de distribuer ou non un dividende dépendra d'un grand nombre de facteurs, en ce compris la situation financière, les revenus, la stratégie d'entreprise, les besoins en capitaux de ses filiales opérationnelles, les engagements, les exigences légales et d'autres facteurs qui seront considérés comme pertinents par le Conseil d'Administration de Technip Energies.

La Distribution des Actions Technip Energies est imposée au niveau des actionnaires de TechnipFMC qui ont leur résidence fiscale en France selon le régime fiscal applicable aux distributions de dividendes. L'attention des actionnaires personnes physiques ayant leur résidence fiscale en France est appelée sur le fait que la distribution en nature d'actions Technip Energies est assujettie, préalablement à la livraison des titres ou au paiement des rompus, à un prélèvement forfaitaire non libératoire de 12,8% du montant brut distribué ainsi qu'à différents prélèvements sociaux à hauteur de 17,2% du montant brut distribué, soit un total de prélèvements s'élevant à 30% de ce montant. Le cas échéant, l'établissement payeur pourra vendre le nombre d'Actions Technip Energies nécessaire afin de payer les prélèvements fiscaux en vigueur. Les actionnaires de TechnipFMC sont invités à se rapprocher de leur intermédiaire financier teneur de compte afin de connaître la procédure qui sera mise en place à ce titre par ce dernier.

Sur quel marché les valeurs mobilières seront-elles négociées ?

Préalablement à l'Admission, il n'y a pas eu d'offre au public pour les Actions Technip Energies. Une demande a été soumise aux fins de cotation de l'ensemble des Actions Technip Energies sous le symbole « TE » sur Euronext Paris (Compartiment A). La négociation des Actions Technip Energies commencera à 9h00, heure d'Europe Centrale (CET), le 16 février 2021, d'abord sur une base conditionnelle avec règlement-livraison le 23 février 2021 (la Date de Mise en Paiement). Les investisseurs doivent interroger leur courtier ou leur dépositaire pour connaître leur politique de négociation et/ou leur faculté à participer à cette négociation conditionnelle. Les Actions Technip Energies commenceront à être négociées sur une base irrévocable à 9h00, heure d'Europe Centrale (CET), le 19 février 2021.

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Quels sont les risques essentiels propres aux valeurs mobilières ?

Le risque suivant est un risque essentiel relatif aux Actions Technip Energies. En sélectionnant ce risque, la Société a tenu compte de circonstances telles que la probabilité de réalisation du risque et l'impact potentiel que la réalisation du risque pourrait avoir sur les détenteurs d'Actions Technip Energies.

•	La valeur combinée post-scission des Actions Technip Energies et des Actions TechnipFMC pourrait ne pas être égale ou ne pas être supérieure à la valeur totale des Actions TechnipFMC avant la scission.

Section D – Informations essentielles concernant l'Admission

Dans quelles conditions et selon quel calendrier puis-je investir dans ce titre ?

Actions devant être cotées

Technip Energies deviendra une société cotée indépendante, qui ne fera plus partie de TechnipFMC à 9h00, heure d'Europe Centrale (CET), à la Date de Détachement ou Date de Réalisation, le 16 février 2021, soit la date de détachement du dividende au titre de la distribution du dividende en nature des Actions Technip Energies. Les Actions Technip Energies commenceront à être négociées de manière indépendante sur Euronext Paris à l'ouverture du marché, à 9h00, heure d'Europe Centrale (CET), à la même date (la « Date d'Admission »), d'abord sur une base conditionnelle avec règlement-livraison à la Date de Mise en Paiement, le 23 février 2021. Les actionnaires de TechnipFMC à 17h00, heure de New York, à la Date d'Enregistrement, le 17 février 2021, recevront, une Action Technip Energies pour cinq Actions TechnipFMC, que ledit actionnaire détient. La Distribution d'Actions Technip Energies sera effectuée à la Date de Mise en Paiement. En fonction de l'intermédiaire financier considéré, il est prévu que les Actions Technip Energies soient créditées sur les comptes titres respectifs soit à la Date de Mise en Paiement, soit dès que possible après cette date. Les Actions Technip Energies commenceront à être négociées sur Euronext Paris sur une base irrévocable à 9h00, heure d'Europe Centrale (CET), le 19 février 2021.

Règlement-livraison des Actions Technip Energies

Société Générale Securities Services (« SGSS », en tant qu'« Agent de Distribution »), en coordination avec Euronext Paris et Computershare Trust Company, N.A., le gestionnaire de titres de TechnipFMC, organisera la remise des Actions Technip Energies aux Titulaires de Compte d'Actions TechnipFMC. Un « Titulaire de Compte » est un établissement intermédiaire habilité à détenir, directement ou indirectement, des comptes pour le compte de ses clients auprès d'Euroclear France et comprend Euroclear bank SA/NV et la banque dépositaire pour Clearstream Banking, S.A. TMF Netherlands B.V. agira en tant que gestionnaire de titres néerlandais s'agissant des Actions Technip Energies. SGSS agira en tant que gestionnaires de titres s'agissant des actions détenues en nominatif via Euroclear France S.A.

Le cas échéant, le dépositaire sera autorisé à vendre le nombre d'Actions Technip Energies nécessaires pour payer tout montant dû au titre des retenues à la source actuellement applicables. Les actionnaires de TechnipFMC doivent demander conseil à leur dépositaire afin de déterminer la procédure qui sera mise en place à cet égard.

Calendrier prévisionnel

Calendrier	Evènement
4 février 2021	Avis d'Euronext Paris S.A. annonçant la distribution Avis d'Euronext Paris S.A. annonçant l'admission aux négociations des Actions Technip Energies

15 février 2021	Avis d'Euronext Paris S.A. annonçant le prix de référence technique des Actions Technip Energies

16 février 2021

Date de détachement pour les Actions TechnipFMC

Date de réalisation de la scission

Date d'admission – Admission des Actions Technip Energies et début des négociations sur une base conditionnelle sous le symbole « TE »

17 février 2021	Date d'enregistrement en compte

19 février 2021	Commencement des négociations des Actions Technip Energies avec règlement-livraison des titres à deux jours

23 février 2021

Date de mise en paiement – Distribution des Actions Technip Energies

Livraison des Actions Technip Energies négociées sur une base conditionnelle les 16 février 2021, 17 février 2021 et 18 février 2021

Technip Energies et TechnipFMC pourront ajuster les dates, délais et échéances indiqués dans ce calendrier et tout au long de ce Prospectus. Dans le cas où Technip Energies et TechnipFMC décideraient d'ajuster les dates, délais et échéances, elles rédigeront un communiqué de presse à publier sur les sites internet de Technip Energies et de TechnipFMC. Toute autre modification significative devra être publiée dans un communiqué de presse sur les sites internet de Technip Energies et de TechnipFMC et dans un complément au Prospectus (si celui-ci est requis).

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American Depository Receipts

La société a l'intention de lancer un programme d'American Depositary Receipt (« ADR ») sponsorisé aux États-Unis à partir de la Date de Mise en Paiement. Les ADR sont des titres américains négociables émis par une banque dépositaire américaine qui représentent un nombre déterminé d'actions des titres d'une société non américaine, lesquels titres non américains sont déposés avec la même banque dépositaire agissant comme dépositaire. Les ADR ne seront pas admis aux négociations sur une place boursière nationale aux États-Unis ni sur un système de cotation automatisé entre courtiers aux États-Unis et seront plutôt négociés de gré à gré. Les titulaires d'ADR jouissent généralement des mêmes droits que les actionnaires sous-jacents, sous réserve des conditions spécifiées sur le certificat d'ADR et dans le contrat de dépôt relatif au lancement des ADR qui sera enregistré auprès de la SEC. Les titulaires d'ADR ont généralement le droit de voter en fournissant leurs instructions de vote à la banque dépositaire ou à son mandataire, qui exercera les droits de vote attachés aux Actions Technip Energies sous-jacents à leurs ADR conformément à leurs instructions. Les titulaires d'ADR sont généralement éligibles à tous les dividendes ou d'autres droits attachés aux actions sous-jacentes de la Société et recevoir tous les dividendes en espèces libellés en dollars américains. Une option de souscription peut être conférée, permettant aux actionnaires de souscrire à davantage d'ADR. Les titulaires d'ADR peuvent se voir imposer des frais conformément au contrat de dépôt, notamment, mais pas exclusivement, des frais liés à l'émission d'ADR, à l'annulation d'ADR et des frais pour l'échange et la transmission de dividendes en numéraire. Il n'y a aucune garantie que la Société réussisse à lancer un programme d'ADR. Les détails du programme ADR de la Société, s'il est mis en place, seront disponibles sur la déclaration d'enregistrement correspondante sur le formulaire F-6 à déposer auprès de la SEC sur www.sec.gov.

Dilution

Non applicable.

Dépenses estimées

Les dépenses liées à l'Admission payables par Technip Energies sont estimées à 745 000 d'euros. Aucune dépense relative à l'Admission ne sera facturée aux investisseurs par Technip Energies ou TechnipFMC.

Pourquoi ce prospectus a-t-il été établi ?

Le Prospectus est établi dans le cadre de l'Admission à la suite de la scission de l'Activité de Technip Energies au bénéfice de Technip Energies.

Raisons de la scission

La scission s'appuie sur les résultats de la fusion réussie décidée le 14 juin 2016 et réalisée le 16 janvier 2017, aux termes de laquelle FMC Technologies, Inc., une société de l'Etat du Delaware (ensemble avec ses filiales consolidées, « FMC Technologies »), Technip S.A., une société anonyme de droit français (ensemble avec ses filiales consolidées, « Technip ») et TechnipFMC, ont conclu un accord de rapprochement définitif aux termes duquel Technip a fusionné avec, et été absorbée par, TechnipFMC, TechnipFMC étant l'entité survivante, fusion-absorption qui a été immédiatement suivie de la fusion-absorption de FMC Technologies dans une filiale indirecte détenue à 100% de TechnipFMC (la « Fusion »).

La performance de TechnipFMC depuis la Fusion a rendu possible la présente scission et Technip Energies est d'avis qu'une fois réalisée, la scission permettra aux deux sociétés de générer une valeur accrue. La scission devrait permettre à chaque société de mettre en avant ses caractéristiques spécialisées et des propositions de valeur séparées.

Technip Energies est d'avis que la logique stratégique de la scission se justifie principalement pour les raisons suivantes :

•	Clientèle séparée et absence de synergies opérationnelles substantielles entre Technip Energies et TechnipFMC;

•	Opportunités de marché distinctes et convaincantes ;

•	Bilans respectifs solides combinés à des structures capitalistiques adaptées ;

•	Profils d'activité distincts avec des cas d'investissements différenciés ;

•	Attention plus grande portée par le management ; et

•	Capacité accrue à attirer, retenir et développer des talents.

L'Admission achève le processus de scission et d'établissement de Technip Energies et de ses filiales en tant que groupe distinct, bien positionné pour capitaliser sur des opportunités de marché et pour dégager une valeur plus importante que si elle avait continué à faire partie de TechnipFMC.

Utilisation du produit de la scission

Technip Energies ne recevra aucun produit dans le cadre de la scission.

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Risk Factors

Before investing in Technip Energies Shares, prospective investors should carefully consider the risks and uncertainties described below, together with the other information contained or incorporated by reference in this Prospectus. The occurrence of any of the events or circumstances described in these risk factors, individually or together with other circumstances, could have a material adverse effect on the business, results of operations, financial condition and prospects of Technip Energies together with its subsidiaries within the meaning of article 2:24b of the Dutch Civil Code ("BW") (each a "Group Subsidiary", and together with Technip Energies the "Company"). In that event, the value of the Technip Energies Shares could decline, and an investor might lose part or all of its investment.

All of these risk factors and events are contingencies, which may or may not occur. The Company may face a number of these risks described below simultaneously, and one or more risks described below may be interdependent. In accordance with Article 16 of the Prospectus Regulation, the most material risk factors have to be presented first in each category. The order in which the remaining risks are presented is not necessarily an indication of the likelihood of the risks actually materializing, of the potential significance of the risks, or of the scope of any potential harm to the business, results of operations, financial condition and prospects of the Company.

In selecting the risk factors, the Company has considered circumstances such as the probability of the risk materializing on the basis of the current state of affairs, the potential impact which the materialization of the risk could have on the Company's business, financial condition, results of operations and prospects, and the attention that management of the Company would have to devote to these risks if they were to materialize.

The risk factors are based on assumptions that could turn out to be incorrect. Furthermore, although the Company believes that the risks and uncertainties described below are the material risks and uncertainties concerning the Company's business and the Technip Energies Shares, they are not the only risks and uncertainties relating to the Company and the Technip Energies Shares. Other risks, facts or circumstances not presently known to the Company, or that the Company currently deems to be immaterial, could, individually or cumulatively, prove to be important and could have a material adverse effect on the Company's business, results of operations, financial condition and prospects. The value of the Technip Energies Shares could decline as a result of the occurrence of any such risks, facts or circumstances, or as a result of the events or circumstances described in these risk factors, and investors could lose part or all of their investment.

Prospective investors should carefully read the entire Prospectus and should reach their own views before making an investment decision with respect to any Technip Energies Shares. Furthermore, before making an investment decision with respect to any Technip Energies Shares, prospective investors should consult their own stockbroker, bank manager, lawyer, auditor or other financial, legal and tax advisers, and carefully review the risks associated with an investment in the Technip Energies Shares and consider such an investment decision in light of their personal circumstances.

Risks Related to the Company's Industry

The Company operates in a highly competitive environment and unanticipated changes relating to competitive factors in its industry may impact its results of operations.

The Company competes on the basis of a number of different factors, such as product offerings, project execution, customer service, and price. In order to compete effectively the Company must develop and implement innovative technologies and processes, and execute its clients' projects effectively. The Company can give no assurances that it will continue to be able to compete effectively with the products and services or prices offered by its competitors.

The Company's position as a provider of capital expenditure ("CAPEX") solutions to the oil and gas industry has seen increased competition from service providers in Asia and the Middle East for less complex projects where the Company may be less competitive in terms of pricing. The Company has adapted to this challenge by delivering projects in new production areas (e.g., projects in the Russian Arctic); implementing new technologies (with the development of its sustainable chemistry offering illustrated by its work on Neste's bio refinery in Singapore, as well as the acquisition and continued growth of its EPICEROL® technology); and adapting scalable solutions for different reserve levels (through Genesis' differentiating offering).

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Additionally, in recent years, certain engineering and technology ("E&T") companies have announced or consummated significant acquisitions and entered into joint ventures with the stated goal of pursuing complementary products, services or geographic focus. This could impact the Company's ability to maintain market share, maintain or increase pricing for its products and services, or negotiate favorable contract terms with customers and suppliers, which could have a significant negative impact on the Company's results of operations, financial condition, or cash flows. The Company is unable to predict what effect competitive factors in the industry may have on prices, capital spending by its customers, its selling strategies, its competitive position, its ability to retain customers, or its ability to negotiate favorable agreements with its customers and suppliers.

Demand for the Company's products and services depends on oil and gas industry activity and expenditure levels, which are directly affected by trends in the demand for and price of crude oil and natural gas.

The Company's revenue is almost exclusively derived from energy sector infrastructure capital expenditure. The Company's business relies on a limited number of customers' prospective views on sanctioning new projects in the oil and gas industry. A transition away from oil and gas by the Company's clients is leading the Company to engage in energy projects not based on oil or gas, which projects represent a small fraction of its prospective orders. As a result, the Company's activity continues to depend to a very large extent on oil and gas energy companies' (i) level of exploration, development, and production activity, (ii) capital spending, and (iii) processing of oil and natural gas in refining units, petrochemical sites, and natural gas liquefaction plants. Any substantial or extended decline in the discovery and development of new reserves of oil and gas and the reduced exploitation of existing wells could adversely affect demand for the Company's products and services. These factors could have an adverse effect on the Company's revenue and profitability. The level of exploration, development, and production activity is directly affected by trends in oil and natural gas prices, which historically have been volatile and are likely to continue to be volatile in the future.

Factors affecting the prices of oil and natural gas include, but are not limited to, the following:

•	demand for hydrocarbons, which is affected by worldwide population growth, economic growth rates, and general economic and business conditions;

•	costs of exploring for, producing, and delivering oil and natural gas;

•	political and economic uncertainty, global health crises, and socio-political unrest;

•	governmental laws, policies, regulations and subsidies related to or affecting the production, use, and exportation/importation of oil and natural gas;

•	available excess production capacity within the Organization of Petroleum Exporting Countries ("OPEC") and the level of oil production by non-OPEC countries;

•	oil refining and transportation capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

•	technological advances affecting energy consumption;

•	development, exploitation, relative price, and availability of alternative sources of energy and the Company's customers' shift of capital to the development of these sources;

•	volatility in, and access to, capital and credit markets, which may affect the Company's customers' activity levels, and spending for the Company's products and services; and

•	natural disasters.

17

The oil and gas industry has historically experienced periodic downturns, which have been characterized by diminished demand for oilfield services and downward pressure on the prices the Company charges. While oil and natural gas prices had partially rebounded from the downturn that began in 2014, in early 2020 oil prices fell by around 66% to approximately $24 (Brent) and $29 (West Texas Intermediate) per barrel, levels not seen since the early 2000s, and gas prices by around 12.5%, as a result of COVID-19 and tensions between OPEC producers and Russia leading to a glut of available supply. Price recovery and business activity levels will be dependent on variables beyond the Company's control, such as the ability of the world economy to recover from the recession resulting from COVID-19, geopolitical stability on the Arabian peninsula and in the Persian Gulf, OPEC's actions to regulate its production capacity, abidance by Russia and Saudi Arabia with their commitments to reduce production output negotiated in the first half of 2020, changes in demand patterns, related to both conventional and renewable energy, and changing landscape of international sanctions and new tariff barriers. Continued volatility or any future reduction in demand for oilfield services could further adversely affect the Company's financial condition, results of operations, or cash flows.

Disruptions in the political, regulatory, economic, and social conditions of the countries in which the Company conducts business could adversely affect its business or results of operations.

The Company operates in various countries across the world. Instability and unforeseen changes in any of the markets in which the Company conducts business, including economically and politically volatile areas could have an adverse effect on the demand for its services and products, its business, or its results of operations. These factors include, but are not limited to, the following:

•	disease outbreaks and other public health issues, including COVID-19;

•	natural disasters;

•	nationalization and expropriation;

•	potentially burdensome taxation;

•	inflationary and recessionary markets, including capital and equity markets;

•	civil unrest, labor issues, political instability, terrorist attacks, cyber-terrorism, military activity, and wars;

•	supply disruptions in key oil producing countries;

•	the ability of OPEC to set and maintain production levels and pricing;

•	trade restrictions, trade protection measures, price controls, or trade disputes;

•	sanctions, such as prohibitions or restrictions by the United States of America (the "U.S." or "United States") against countries that are the targets of economic sanctions, or are designated as state sponsors of terrorism;

•	foreign ownership restrictions;

•	import or export licensing requirements;

•	restrictions on operations, trade practices, trade partners, and investment decisions resulting from domestic and foreign laws, and regulations;

•	regime changes;

•	changes in, and the administration of, treaties, laws, and regulations, including in response to public health issues;

•	inability to repatriate income or capital;

•	reductions in the availability of qualified personnel;

•	foreign currency fluctuations or currency restrictions; and

•	fluctuations in the interest rate component of forward foreign currency rates.

18

Financial and Business Risks

COVID-19 has significantly temporarily reduced demand for the Company's products and services, and has had, and may continue to have, an adverse impact on the Company's financial condition, results of operations, and cash flows.

COVID-19, including actions taken by governments and businesses, has resulted in a significant reduction in global economic activity, including increased volatility in global oil and natural gas markets. Measures taken to address and limit the spread of the disease-such as stay-at-home orders, social distancing guidelines, and travel restrictions-have adversely affected the economies and financial markets of many countries. The resulting disruption to the Company's operations, communications, travel, and supply chain may continue or increase in the future, and could limit the ability of the Company's employees, partners, or vendors to operate efficiently or at all. These disruptions have had, and are reasonably likely to continue to have, an adverse impact on the Company's financial condition, operating results, and cash flows. As of the date of this Prospectus, a limited number of the Company's projects have been impacted by delays, the costs of which have been waived or fairly allocated between the Company and clients, and the Company estimates that it has suffered EUR 39 million in non-recurring costs as a result of COVID-19. To date, none of the Company's projects or of the tenders the Company follows have been cancelled.

While the full impact of COVID-19 is not yet known, the Company is closely monitoring the effects of the pandemic on commodity demands, and on its customers, as well as on its operations and employees. These effects include adverse revenue and net income effects, disruptions to the Company's operations, potential project delays or cancellations, employee impacts from illness, work force reductions, school closures, and other community response measures, and temporary closures of the Company's facilities or the facilities of its customers and suppliers.

COVID-19, and the volatile regional and global economic conditions stemming from the pandemic, could also aggravate the other risk factors that the Company identified in this Prospectus including but not limited to risks related to the demand for oil and gas, which may take prolonged period of time to recover. The full extent to which COVID-19 will impact the Company's results is unknown and evolving and will depend on various factors and consequences beyond the Company's control, such as the severity, duration, and spread of COVID-19, the success of actions taken by governments and health organizations to combat the disease and treat its effects, decisions by the Company's alliance partners and customers regarding their business plans and capital expenditures, and the extent to which, and the timing of, general economic and operating conditions recover. For more discussion on the impact of the COVID-19, see "Operating and Financial Review―Impacts of COVID-19".

See also "―Demand for the Company's products and services depends on oil and gas industry activity and expenditure levels, which are directly affected by trends in the demand for and price of crude oil and natural gas", "―The Company may lose money on fixed-price contracts", "―The Company's failure to timely deliver its backlog could affect future sales, profitability, and relationships with its customers", "―The Company faces risks relating to its reliance on subcontractors, suppliers, and its joint venture partners" and "―The Company may not realize revenue on its current backlog due to customer order reductions, cancellations or acceptance delays, which may negatively impact its financial results".

The Company may lose money on fixed-price contracts.

As is customary for some of its projects, the Company often agrees to provide products and services under fixed-price contracts. The Company is subject to material risks in connection with such fixed-price contracts. It is not possible to estimate with complete certainty the final cost or margin of a project at the time of bidding or during the early phases of its execution. Actual expenses incurred in executing these fixed-price contracts can vary substantially from those originally anticipated for several reasons including, but not limited to, the following:

•	unforeseen additional costs related to the purchase of substantial equipment necessary for contract fulfillment or labor shortages in the markets where the contracts are performed;

•	unforeseen additional costs during the construction, commissioning, and start-up during the commissioning phase;

•	mechanical failure of the Company's production equipment and machinery;

19

•	delays caused by local weather conditions, health issues, including the COVID-19 pandemic and/or natural disasters (including earthquakes and floods); and

•	a failure of suppliers, subcontractors, or joint venture partners to perform their contractual obligations.

The realization of any material risks and unforeseen circumstances could also lead to delays in the execution schedule of a project. The Company may be held liable to a customer should it fail to meet project milestones or deadlines or to comply with other contractual provisions. Additionally, delays in certain projects could lead to delays in subsequent projects that were scheduled to use equipment and machinery still being utilized on a delayed project.

Pursuant to the terms of fixed-price contracts, the Company may not be able to increase the price of the contract to reflect factors that were unforeseen at the time its bid was submitted, and this risk may be heightened for projects with longer terms. Depending on the size of a project, variations from estimated contract performance, or variations in multiple contracts, could have a significant impact on the Company's financial condition, results of operations, or cash flows.

This risk factor is highly interdependent with the following other risk factors: "―Risks Related to the Company's Industry―Disruptions in the political, regulatory, economic, and social conditions of the countries in which the Company conducts business could adversely affect its business or results of operations", "―The Company faces risks relating to its reliance on subcontractors, suppliers, and its joint venture partners", "―Currency exchange rate fluctuations could adversely affect the Company's financial condition, results of operations, or cash flows", "―New capital asset construction projects for manufacturing facilities are subject to risks, including delays and cost overruns, which could have a material adverse effect on the Company's financial condition, or results of operations.", "―The Company may be unable to employ a sufficient number of skilled and qualified workers", "―Seasonal and weather conditions could adversely affect demand for the Company's services and operations", and "―Legal and Regulatory Risks―Its operations require the Company to comply with numerous regulations, violations of which could have a material adverse effect on its financial condition, results of operations, or cash flows" as these affect the Company's costs and its ability to preserve its margin.

The Company's failure to timely deliver its backlog could affect future sales, profitability, and relationships with its customers.

Many of the contracts the Company enters into with its customers require long manufacturing lead times due to complex technical and logistical requirements. These contracts may contain clauses related to liquidated damages or financial incentives regarding on-time delivery, and a failure by the Company to deliver in accordance with customer expectations could subject it to liquidated damages or loss of financial incentives, reduce its margins on these contracts, or result in damage to existing customer relationships. The ability to meet customer delivery schedules for this backlog is dependent upon a number of factors, including, but not limited to, access to the equipment and material required for the delivering of products and the rendering of services, an adequately trained and capable workforce, subcontractor performance, project engineering expertise and execution, sufficient manufacturing plant capacity, and appropriate planning and scheduling of manufacturing resources. Additionally, in certain instances, the Company has provided performance bonds in respect of products and services it has contracted to provide to customers. Failure to deliver backlog in accordance with expectations could negatively impact the Company's financial performance.

This risk factor is highly interdependent with the following other risk factors: "―The Company faces risks relating to its reliance on subcontractors, suppliers, and its joint venture partners", "―The Company may not realize revenue on its current backlog due to customer order reductions, cancellations or acceptance delays, which may negatively impact its financial results", "―The Company may be unable to employ a sufficient number of skilled and qualified workers", "―Seasonal and weather conditions could adversely affect demand for the Company's services and operations" as these affect the Company's ability to timely deliver on its projects.

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The Company faces risks relating to its reliance on subcontractors, suppliers, and its joint venture partners.

The Company relies on multiple suppliers (e.g., Baker Hughes Company, Siemens Aktiengesellschaft, Emerson Electric Co., Yokogawa Electric Corporation, Schlumberger N.V., Sulzer Ltd, and ABB Ltd), subcontractors (e.g., The Petroleum Projects And Technical Consultations Company (Petrojet) (for the Midor project), multiple Chinese yards used for Yamal and Arctic LNG 2, Performance Contractors and Kiewit (for projects carried out in the USA)), and joint venture partners (e.g., JGC Holdings Corporation for the Yamal project as well as for other projects, Chiyoda Corporation (Yamal), KBR Inc., Samsung Heavy Industries Co. (Prelude, Martin Linge, Coral), Fluor (prospective projects), Malaysia Marine and Heavy Engineering Holdings Berhad (Pluto), National Petroleum Construction Company Limited (Umm Lulu and prospective projects)) for the performance of its contracts. Although the Company is not dependent upon any single supplier, certain geographic areas of its business or a project or group of projects may depend heavily on certain suppliers for fabrication materials or semi-finished goods (in particular as relates to steel structure fabrication in the Russian Federation for Russian contracts such as Yamal or Arctic LNG 2). Any difficulty in engaging suitable subcontractors or acquiring equipment and materials could also compromise the Company's ability to generate a significant margin on a project or to complete a project within the allocated timeframe. If suppliers or joint venture partners refuse to adhere to their contractual obligations with the Company or are unable to do so due to a deterioration of their financial condition, including due to the evolving COVID-19 pandemic, it may be unable to find a suitable replacement at a comparable price, or at all.

Any delay, failure to meet contractual obligations, or other event beyond the Company's control or which the Company would have not been able to foresee, that is attributable to a subcontractor, supplier, or joint venture partner, could lead to delays in the overall progress of a project and/or generate significant extra costs as the Company may be obligated to assume its defaulting partner's obligations or compensate its customers. Even if the Company is entitled to make a claim for these extra costs against the defaulting supplier, subcontractor, or joint venture partner, it may be unable to recover all or part of these costs and this could materially adversely affect its business, financial condition or results of operations.

This risk factor is highly interdependent with the following other risk factors: "―The Company's failure to timely deliver its backlog could affect future sales, profitability, and relationships with its customers" and "―The Company may lose money on fixed-price contracts.", as this affects the Company's ability to deliver on its projects in timely and cost-effective manner, which may in turn affect the profitability of fixed-price contracts in particular.

The Company may not realize revenue on its current backlog due to customer order reductions, cancellations or acceptance delays, which may negatively impact its financial results.

As of 30 June 2020, the Company's backlog was equal to EUR 11,730.2 million, as compared to EUR 13,676.4 million as of 31 December 2019. In certain limited circumstances the Company's customers have invoked termination clauses leading to order reductions, cancellations, and acceptance delays, and it may experience more of these in the future, including as a result of the evolving COVID-19 pandemic. Order reductions have, for instance, resulted from contract overruns putting in jeopardy the project economics, with the client either cancelling a project in its entirety (e.g., with respect to Dong's Hjere platform, the revenue backlog for the year ended 31 December 2016 was decreased by EUR 104.2 million) or descoping the Company's contractual work (e.g., with respect to the Algiers Refinery project, the 2015 revenue backlog for the year ended 31 December 2015 was decreased by EUR 201.7 million).

Additionally, acts of state related to nationalization, expropriation or change in the applicable legal framework may impose or require changes to contract terms which could in turn affect the Company's backlog and may result in the suspension or termination of contracts.

The Company may be unable to collect revenue for orders reflected in its backlog, or it may be unable to collect cancellation penalties, to the extent it has the right to impose them, or the revenues may be delayed and pushed into future periods. In addition, customers who are more highly leveraged or otherwise unable to pay their creditors in the ordinary course of business may become insolvent or be unable to operate as a going concern. The Company may be unable to collect amounts due or damages it is awarded from these customers, and its efforts to collect such amounts may negatively affect customer relationships. The Company's results of operations and overall financial condition may be negatively impacted by a reduction in revenue as a result of these circumstances.

21

Currency exchange rate fluctuations could adversely affect the Company's financial condition, results of operations, or cash flows.

The Company conducts operations around the world in multiple currencies. Because a significant portion of the Company's revenue is denominated in currencies other than its reporting currency, the euro, changes in exchange rates will produce fluctuations in the Company's revenue, costs, and earnings, and may also affect the book value of its assets and liabilities and related equity. The Company hedges transaction impacts on margins and earnings where a transaction is not in the functional currency of the business unit, but the Company does not hedge transaction impacts on earnings. The Company's efforts to minimize its currency exposure through such hedging transactions may not be successful depending on market and business conditions. Moreover, certain currencies in which the Company conducts operations, specifically currencies in countries such as Mozambique, do not actively trade in the global foreign exchange markets and may subject the Company to increased foreign currency exposure. As a result, fluctuations in foreign currency exchange rates may adversely affect the Company's financial condition, results of operations, or cash flows.

This risk factor is highly interdependent with the following risk factor "―The Company may lose money on fixed-price contracts", as the fixed-price element of such contracts may not be adjustable to take into account fluctuating currency exchange rates.

New capital asset construction projects for manufacturing facilities are subject to risks, including delays and cost overruns, which could have a material adverse effect on the Company's financial condition, or results of operations.

The Company carries out capital asset construction projects to maintain, upgrade, and develop the asset base of its clients. Such projects are subject to risks of delay and cost overruns that are inherent to any large construction project, which are the result of numerous factors including, but not limited to, the following:

•	shortages of key materials, equipment, or skilled labor;

•	delays in the delivery of ordered materials and equipment;

•	design and engineering issues; and

•	shipyard delays and performance issues.

Failure to complete construction on time, or the inability to complete construction in accordance with design specifications, may result in loss of revenue or claims for liquidated damages. Additionally, final capital expenditures for a construction project could materially exceed the initially planned investment or could result in delays in putting such assets into operation.

This risk factor is highly interdependent with the following other risk factors: "―Risks Related to the Company's Industry―Disruptions in the political, regulatory, economic, and social conditions of the countries in which the Company conducts business could adversely affect its business or results of operations ", "―The Company may lose money on fixed-price contracts", "―The Company faces risks relating to its reliance on subcontractors, suppliers, and its joint venture partners", "―The Company may be unable to employ a sufficient number of skilled and qualified workers", "―Seasonal and weather conditions could adversely affect demand for the Company's services and operations", and "―Legal and Regulatory Risks―Its operations require the Company to comply with numerous regulations, violations of which could have a material adverse effect on its financial condition, results of operations, or cash flows" as these affect the timing of the Company's completed projects and the costs associated therewith.

22

Due to the types of contracts the Company enters into and the markets in which it operates, the cumulative loss of several major contracts, customers, or alliances may have an adverse effect on its results of operations.

In the ordinary course of its business, the Company enters into large, long-term contracts that, in the aggregate, represent a significant portion of its revenue. If long-term contracts are terminated or breached, the Company's operating results or its financial condition would be disproportionately impacted compared to if shorter-term contracts were terminated or breached due to the higher value at risk. Moreover, the global market for the production, transportation, and transformation of hydrocarbons and by-products, as well as the other industrial markets in which the Company operates, is dominated by a small number of companies. As a result, the Company's business relies on a limited number of customers. As of 30 June 2020, the Company's top five customers (Novatek, MIDOR, BP, Siam Cement and ExxonMobil), represented 73% of the Company's consolidated backlog and 57% of the Company's revenues. Losing several key contracts, customers, or alliances could have a significant adverse impact on the Company's financial condition, results of operations, or cash flows. See also "―The Company may lose money on fixed-price contracts".

A downgrade in the Company's credit rating could restrict its ability to secure financing.

As of the date of this Prospectus, the Company has secured a public credit rating of BBB (with a negative outlook) from S&P Global Ratings ("S&P") which is a credit rating agency established in the European Union and registered under Regulation (EU) 462/2013. The terms of the Company's financing will, in part, be dependent on its ability to maintain such credit rating. The Company cannot provide assurance that credit ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency. Factors that may impact the Company's credit ratings include debt levels, capital structure, planned asset purchases or sales, near- and long-term production growth opportunities, market position, liquidity, asset quality, cost structure, product mix, customer and geographic diversification, and commodity price levels. A downgrade in the Company's credit rating particularly to non-investment grade level, could limit its ability to access new financing, increase its interest cost, or refinance its existing debt or cause it to refinance or issue debt with less favorable terms and conditions, which could have a material adverse effect on its business, financial condition, and results of operations. Moreover, the terms of the new revolving credit facility it anticipates entering into (the "New Revolving Credit Facility") will provide that in the event its credit rating is downgraded, the applicable margin will be increased, thereby increasing the interest it would pay under the facility, which could have an adverse effect on its results of operations. An increase in the level of the Company's indebtedness and related interest costs may increase its vulnerability to adverse general economic and industry conditions and may affect the Company's ability to obtain additional financing, as well as have a material adverse effect on its business, financial condition, and results of operations.

The Company may be unable to employ a sufficient number of skilled and qualified workers.

The delivery of the Company's products and services requires personnel with specialized skills and experience. The Company's ability to be productive and profitable depends on its ability to employ and retain skilled workers. During periods of low activity in the industries it serves, the Company has had to reduce the size of its labor force to offset declining revenue levels, and other employees have chosen to leave in order to secure more stable employment. Similar circumstances, including circumstances resulting from the evolving COVID-19 pandemic may cause the Company to lose skilled personnel, the absence of which could cause it to incur quality, efficiency, and deliverability issues in its operations, or delay its response to an upturn in the market. During periods of increasing activity in its industry, the Company's ability to expand its operations depends in part on its ability to increase the size of its skilled labor force. In addition, during those periods, the demand for skilled workers is high, the supply is limited, and the cost to attract and retain qualified personnel increases. For example, the Company has in the past experienced shortages of engineers and welders, which in some instances slowed the productivity of certain of its operations. Furthermore, a significant increase in the wages paid by competing employers could result in a reduction of the Company's skilled labor force, increases in the wage rates that it must pay, or both. If these circumstances occur, the Company's ability to respond quickly to customer demands may be inhibited and its growth potential could be impaired.

This risk factor is interdependent with the following other risk factors "―The Company may lose money on fixed-price contracts", "―The Company's failure to timely deliver its backlog could affect future sales, profitability, and relationships with its customers", and "―New capital asset construction projects for manufacturing facilities are subject to risks, including delays and cost overruns, which could have a material adverse effect on the Company's financial condition, or results of operations" as delays in and untimely delivery of its projects could lock up personnel necessary for subsequent projects, affecting the timing of those subsequent projects.

23

Seasonal and weather conditions could adversely affect demand for the Company's services and operations.

The Company's business and its assets may be materially affected by adverse weather conditions, such as extreme winter conditions in North America, Russia, and Europe. Such conditions may interrupt or curtail the Company's operations, or its customers' operations, may cause supply disruptions or loss of productivity, and result in a loss of revenue or damage to the Company's equipment and facilities, which may or may not be insured.

This risk factor is highly interdependent with the following other risk factor: "―The Company may lose money on fixed-price contracts" as the consequences of adverse weather conditions are aggravated for fixed-price contracts.

A failure of the Company's IT infrastructure, including as a result of cyber-attacks, could adversely impact its business and results of operations.

The efficient operation of the Company's business is dependent on its information technology ("IT") systems. Accordingly, the Company relies upon the capacity, reliability, and security of its IT hardware and software infrastructure and its ability to expand and update this infrastructure in response to changing needs. The Company has been subject to cyber-attacks in the past, including phishing, malware, and ransomware. While no such attack has had a material adverse effect on its business; however, this may not be the case with future attacks. The Company's systems may be vulnerable to damage from such attacks, as well as from natural disasters, failures in hardware or software, power fluctuations, unauthorized access to data and systems, loss or destruction of data (including confidential customer information), human error, and other similar disruptions, and the Company cannot give assurance that any security measures it has implemented or may in the future implement will be sufficient to identify and prevent or mitigate such disruptions.

The Company relies on third parties to support the operation of its IT hardware, software infrastructure, and cloud services, and in certain instances, utilize web-based and software-as-a-service applications. These third parties include vendors that provide infrastructure and business system support services such as Microsoft and CapGemini. Third party reviews are performed prior to engagement to assess security and controls. The security and privacy measures implemented by such third parties, as well as the measures implemented by any entities the Company acquires or with whom it does business, may not be sufficient to identify or prevent cyber-attacks, and any such attacks may have a material adverse effect on its business. While the Company's IT vendor agreements typically contain provisions that seek to eliminate or limit its exposure to liability for damages from a cyber-attack, the Company cannot ensure such provisions will withstand legal challenges or cover all or part of such damages.

Threats to the Company's IT systems arise from numerous sources, not all of which are within its control, including fraud or malice on the part of third parties, accidental technological failure, electrical or telecommunication outages, failures of computer servers or other damage to its property or assets, outbreaks of hostilities, or terrorist acts. The failure of the Company's IT systems or those of its vendors to perform as anticipated for any reason or any significant breach of security could disrupt the Company's business and result in numerous adverse consequences, including reduced effectiveness and efficiency of operations, inappropriate disclosure of confidential and proprietary information, reputational harm, increased overhead costs, and loss of important information, which could have a material adverse effect on the Company's business and results of operations. In addition, the Company may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. The Company's insurance coverage may not cover all of the costs and liabilities it incurs as the result of any disruptions or security breaches, and if its business continuity and/or disaster recovery plans do not effectively and timely resolve issues resulting from a cyber-attack, the Company may suffer material adverse effects on its business.

24

The Company's acquisition and divestiture activities involve substantial risks.

The Company may pursue acquisitions, divestitures, or other investments that may strategically fit its business and/or growth objectives. The Company cannot provide assurances that it will be able to locate suitable acquisitions, divestitures, or investments, or that it will be able to consummate any such transactions on terms and conditions acceptable to it. Even if the Company does execute such transactions, these may not result in anticipated benefits. If the Company is unable to successfully integrate and develop acquired businesses, it could fail to achieve anticipated synergies and cost savings, including any expected increases in revenues and operating results, which could have a material adverse effect on its financial results. The Company may invest in companies or businesses that fail, causing a loss of all or part of its investment. In addition, if the Company determines that a decline in the fair value exists for a company in which it has invested, the Company may have to write down that investment to its fair value and recognize the related write-down as an investment loss. As a result of divestitures, the Company may not be able to cause a buyer of a divested business to assume the liabilities of that business or, even if such liabilities are assumed, the Company may have difficulties enforcing its rights, contractual or otherwise, against the buyer.

Legal and Regulatory Risks

The Company is subject to an ongoing investigation by the French Parquet National Financier related to historical projects in Equatorial Guinea and Ghana.

The Company is subject to an ongoing investigation by the French Parquet National Financier ("PNF") related to historical projects in Equatorial Guinea and Ghana. The Company will continue to seek a resolution with the PNF. The financial consequences of this matter are to be retained by TechnipFMC by way of an indemnity provided by TechnipFMC to the Company under the separation and distribution agreement which the Company and TechnipFMC entered into on 7 January 2021 (the "Separation and Distribution Agreement"). As such, the Company will be dependent on TechnipFMC's ability to fulfil its obligations under the Separation and Distribution Agreement. In the event that TechnipFMC is unable to indemnify the Company for all or part of the amounts payable to the Company, this could adversely affect the Company's financial condition, results of operations or cash flows. A resolution could also result in non-monetary obligations and could include plea agreements with legal entities. If the Company cannot reach a resolution with the PNF, it could be subject to criminal proceedings in France, the outcome of which cannot be predicted. See "Business―Legal and Arbitration Proceedings".

Its operations require the Company to comply with numerous regulations, violations of which could have a material adverse effect on its financial condition, results of operations, or cash flows.

The Company's operations and manufacturing activities are governed by international, regional, transnational, and national laws and regulations in every place where it operates relating to matters such as environmental protection, climate change, health and safety, labor and employment, import/export controls, currency exchange, bribery and corruption, sanctions and taxation. These laws and regulations are complex, frequently change, and have tended to become more stringent over time. In the event the scope of these laws and regulations expands in the future, the incremental cost of compliance could adversely impact the Company's financial condition, results of operations, or cash flows.

The Company's international operations are subject to anti-corruption laws and regulations, such as the anti-corruption provisions of French law n° 2016-1691 dated 9 December 2016 relating to Transparency, the U.S. Foreign Corrupt Practices Act (the "FCPA"), the U.K. Bribery Act of 2010, Anti-corruption and Modernization of the Business Practice, and economic and trade sanctions, including those administered by the United Nations, the European Union, the Office of Foreign Assets Control of the U.S. Department of the Treasury (the "U.S. Treasury"), and the U.S. Department of State. The FCPA prohibits corruptly providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. The Company may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of these laws.

As a result of doing business in foreign countries, including through partners and agents, the Company is exposed to a risk of violating anti-corruption laws and sanctions regulations. Some of the international locations in which the Company currently operates or may, in the future, operate, have developing legal systems and may have higher levels of corruption than more developed nations. The Company's continued expansion and worldwide operations, including in developing countries, its development of joint venture relationships worldwide, and the employment of local agents in the countries in which the Company operates increases the risk of violations of anti-corruption laws and economic and trade sanctions. Violations of anti-corruption laws and economic and trade sanctions are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts), and revocations or restrictions of licenses, as well as criminal fines and imprisonment. In addition, any major violations could have a significant impact on the Company's reputation and consequently on the Company's ability to win future business.

25

The Company has implemented internal controls designed to minimize and detect potential violations of laws and regulations in a timely manner but it can provide no assurance that such policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of its employees, consultants, agents, or partners. The occurrence of any such violation could subject the Company to penalties and material adverse consequences for its business, financial condition, results of operations, or cash flows.

See also "―The Company is subject to governmental regulation and other legal obligations related to privacy, data protection, and data security. The Company's actual or perceived failure to comply with such obligations could harm its business", "―Compliance with environmental and climate change related laws and regulations may adversely affect the Company's business and results of operations", and "Business―Legal and Arbitration Proceedings".

Compliance with environmental and climate change related laws and regulations may adversely affect the Company's business and results of operations.

Environmental laws and regulations in various countries affect the equipment, systems, and services the Company designs, markets, and sells, as well as the facilities where it manufactures its equipment and systems, and any other operations it undertakes. The Company is required to invest financial and managerial resources to comply with environmental laws and regulations and believes that the Company will continue to be required to do so in the future. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, the issuance of orders enjoining the Company's operations, or other claims and complaints. Additionally, the Company's insurance and compliance costs may increase as a result of changes in environmental laws and regulations or changes in enforcement. These laws and regulations, as well as any new laws and regulations affecting exploration and development of drilling for crude oil and natural gas, are becoming increasingly strict and could adversely affect the Company's business and results of operations by increasing its costs, limiting the demand for its products and services, or restricting its operations.

The Company's success will be affected by the use and protection of its proprietary technology. Due to the limitations of its intellectual property rights, the Company's ability to exclude others from the use of its proprietary technology may be reduced.

The Company's success will be affected by its development and implementation of new product designs and improvements and by its ability to protect and maintain intellectual property assets related to these developments, as well as to intellectual property assets it already holds. The Company seeks to protect the intellectual property rights in its proprietary technologies through a combination of patent, copyright, and trade secret laws.

Following completion of the spin-off, the Company will hold 2,214 granted patents globally, of which 1,779 relate to its onshore activity and 435 relate to its offshore activity. The Company also has applications pending for an additional 574 patents globally, of which 465 relate to its onshore activity and 109 relate to its offshore activity. The Company's patent portfolio has increased significantly over the last decade, including as a result of the acquisition of Technip Zimmer from Air Liquide, full consolidation of the Badger joint venture and the acquisition of the EPICEROL technology from Solvay. The Company cannot provide assurance that its patent applications will be approved, or if approved, that their scope will provide meaningful protection. Further, the patents that the Company owns could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide the Company with any meaningful protection or commercial advantage. Patent rights give the owner of a patent the right to exclude third parties from making, using, selling, and offering for sale the inventions claimed in the patents in the applicable country. Patent rights do not necessarily grant the owner of a patent the right to practice the invention claimed in a patent, but merely the right to exclude others from practicing the invention claimed in the patent. It may also be possible for a third party to design around the Company's patents. Furthermore, patent rights have strict territorial limits, and accordingly, the Company may only enforce its patent rights against infringing activity in those jurisdictions in which it has patent coverage.

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In addition, the Company attempts to protect its technology from misappropriation and unauthorized use by limiting access to, and distribution of, its technology, and by customarily entering into confidentiality and/or license agreements with its employees, customers, and potential customers and suppliers, The Company's efforts to maintain its proprietary technology and information as trade secrets may not be successful. Furthermore, even if the Company successfully maintains the confidentiality of its trade secrets, and confidential information and know-how, third parties could independently develop similar technology. Publicly available information, including information in expired issued patents, published patent applications, and scientific literature, can also be used by third parties to independently develop technology. The Company cannot provide assurance that this independently developed technology will not be equivalent or superior to its proprietary technology.

The Company's competitors may infringe upon, misappropriate, violate, or challenge the validity or enforceability of its intellectual property and the Company may not be able to adequately protect or enforce its intellectual property rights in the future, which could materially adversely affect the Company's business, financial condition, or result of operations. Further, any legal proceeding concerning intellectual property is likely to be protracted and costly and is inherently unpredictable, and could have a material adverse effect on the Company's business regardless of its outcome.

The Company may be adversely affected by disputes regarding intellectual property rights and the value of its intellectual property rights is uncertain.

The Company may become involved in legal proceedings from time to time to protect and enforce its intellectual property rights. Third parties may initiate litigation against the Company by asserting that the conduct of its business infringes, misappropriates, or otherwise violates intellectual property rights. Any such claims, even those without merit, could be expensive and time-consuming to defend, and divert management's attention and resources. Further, the Company may not prevail in any such legal proceedings related to such claims, and its products and services may be found to infringe, impair, misappropriate, dilute, or otherwise violate the intellectual property rights of others. The resolution of these claims could require the Company to enter into license agreements or develop alternative technologies. The development of these technologies or the payment of royalties under licenses from third parties, if available, would increase the Company's costs. If a license were not available, or if the Company were not able to develop alternative technologies, it might not be able to continue providing a particular service or product, which could adversely affect its financial condition, results of operations, or cash flows. Further, any legal proceeding concerning intellectual property is likely to be protracted and costly and is inherently unpredictable, and could have a material adverse effect on the Company's business regardless of its outcome.

Potential liabilities arising from equipment malfunctions, equipment misuse, personal injuries, and natural disasters could have a material adverse effect on the Company's business, results of operations, financial condition, or cash flows.

Although such occurrences are rare, the industries in which the Company operates or has operated, expose it to potential liabilities arising from, among other events, equipment malfunctions, equipment misuse, personal injuries, and natural disasters, any of which may result in hazardous situations, including uncontrollable flows of gas or well fluids, fires, and explosions.

The Company is expected to enter into a master insurance liability program, which will cover public liability, product liability, professional liability, environmental liability and employment liability. In addition, the Company intends to secure insurance programs covering (i) construction; (ii) property; and (iii) cargo.

The Company's insurance programs are expected to include excesses/deductibles (which would mean that a fraction of the loss would not be covered by insurance) and caps/limits (the result of which is that the loss in excess of that amount is uninsured). These will be negotiated to be in adequation with the activities and expected revenues of the Company and will be benchmarked against those of companies considered to be peers of the Company. In addition to these deductibles and caps, the insurance programs that the Company will negotiate is expected to be subject to specific and standard exclusions (such as gross negligence of the insured party), which would obviate insurance.

Insurance may generally not be available in the future or, if such insurance is available, premiums may not be commercially justifiable. The Company's ability to secure insurance will also be dependent on the insurance market's then available capacity for risk of the type represented by the Company. If the Company incurs substantial liability the consequences of which are not covered by insurance or are in excess of policy limits, or if the Company were to incur liability at a time when it is not able to obtain liability insurance, such liabilities could have a material adverse effect on the Company's business, results of operations, financial condition, or cash flows.

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See also "―Uninsured claims and litigation against the Company, including intellectual property litigation, could adversely impact the Company's financial condition, results of operations, or cash flows".

Existing or future laws and regulations relating to greenhouse gas emissions and climate change may adversely affect the Company's business.

Climate change continues to attract considerable public and scientific attention. As a result, numerous laws, regulations, and proposals have been made and are likely to continue to be made at the international, national, and regional levels of government to monitor and limit emissions of carbon dioxide, methane, and other greenhouse gases. These efforts have included cap-and-trade programs, carbon taxes, greenhouse gas reporting and tracking programs that directly limit greenhouse gas emissions from certain sources. Such existing or future laws, regulations, and proposals concerning the release of greenhouse gases or that concern climate change (including laws, regulations, and proposals that seek to mitigate the effects of climate change) may adversely impact demand for the equipment, systems, and services the Company designs, markets, and sells. For example, oil and natural gas exploration and production may decline as a result of such laws, regulations, and proposals and as a consequence demand for the Company's equipment, systems, and services may also decline. In addition, such laws, regulations, and proposals may also result in more onerous obligations with respect to the Company's operations, including the facilities where it manufactures its equipment and systems. Such decline in demand for the Company's equipment, systems, and services and such onerous obligations in respect of its operations may adversely affect its financial condition, results of operations, or cash flows. Finally, it should be noted that increasing concentrations of greenhouse gases in the Earth's atmosphere may lead to more extreme climate related events that have significant physical effects, such as increased frequency and severity of storms, floods, droughts, and other extreme climatic events; if any such effects were to occur in areas where the Company is conducting projects, they could have an adverse effect on the Company's operations or the operations of its customers.

See also "―The Company's failure to timely deliver its backlog could affect future sales, profitability, and relationships with its customers" and "―Seasonal and weather conditions could adversely affect demand for the Company's services and operations".

Uninsured claims and litigation against the Company, including intellectual property litigation, could adversely impact the Company's financial condition, results of operations, or cash flows.

The Company could be impacted by the outcome of pending litigation, as well as unexpected litigation or proceedings. The Company is expected to secure insurance coverage against operating hazards, including product liability claims and personal injury claims related to its products or operating environments in which its employees operate. However, the Company's insurance policies are expected to be subject to exclusions, limitations, and other conditions and may not apply in all cases, for example where willful wrongdoing on the Company's part is alleged. Additionally, the nature and amount of that insurance may not be sufficient to fully indemnify the Company against liabilities arising out of pending and future claims and litigation. Additionally, in individual circumstances, certain proceedings or cases may also lead to the Company's formal or informal exclusion from tenders or the revocation or loss of business licenses or permits. The Company's financial condition, results of operations, or cash flows could be adversely affected by unexpected claims not covered by insurance.

See also "―Potential liabilities arising from equipment malfunctions, equipment misuse, personal injuries, and natural disasters could have a material adverse effect on the Company's business, results of operations, financial condition, or cash flows".

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The Company is subject to governmental regulation and other legal obligations related to privacy, data protection, and data security. The Company's actual or perceived failure to comply with such obligations could harm its business.

The Company is subject to international data protection laws, such as the General Data Protection Regulation ("GDPR") in the European Economic Area (the "EEA"). The GDPR imposes several stringent requirements for controllers and processors of personal data that have increased the Company's obligations, including, for example, by requiring more robust disclosures to individuals, notifications, in some cases, of data breaches to regulators and data subjects, and a record of processing and other policies and procedures to be maintained to adhere to the accountability principle. In addition, the Company is subject to the GDPR's rules on transferring personal data outside of the EEA (including to the United States), and some of these rules are currently being challenged in the courts. Failure to comply with the requirements of GDPR and the local laws implementing or supplementing the GDPR could result in fines of up to EUR 20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as other administrative penalties. The Company is likely to be required to expend significant capital and other resources to ensure ongoing compliance with the GDPR and other applicable data protection legislation, and it may be required to put in place additional control mechanisms which could be onerous and adversely affect its business, financial condition, results of operations, or cash flows.

See also "―Its operations require the Company to comply with numerous regulations, violations of which could have a material adverse effect on its financial condition, results of operations, or cash flows".

Because Technip Energies is organized under the laws of the Netherlands as a public limited liability company, the ability of its shareholders in certain countries other than the Netherlands, in particular in the U.S., to bring an action against Technip Energies may be limited under law.

A majority of the Company's directors and senior managers are citizens or residents of countries other than the U.S. All or a substantial proportion of the assets of these individuals are located outside the U.S. In addition, a majority of the Company's assets are located outside of the U.S. As a result, it may be impossible or difficult for investors to effect service of process within the U.S. upon such persons or Technip Energies or to enforce against them in U.S. courts a judgment obtained in such courts. In addition, there is doubt as to the enforceability, in the Netherlands, of original actions or actions for enforcement based on the federal or state securities laws of the U.S. or judgments of U.S. courts, including judgments based on the civil liability provisions of the U.S. federal or state securities laws.

The U.S. and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The Company has been advised by its Dutch counsel that a judgment rendered by a court in the U.S. will not be recognized and enforced by the Dutch courts; however, if a person has obtained a final judgment without appeal in such a matter rendered by a court in the U.S. that is enforceable in the U.S. and such person files his or her claim with the competent Dutch court, the Dutch court will recognize and give effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable, (ii) proper legal procedures have been observed, (iii) the judgment does not contravene Dutch public policy and (iv) the judgment is not irreconcilable with a judgment of a Dutch court or an earlier judgment of a foreign court that is capable of being recognized in the Netherlands.

Tax Risks

The Company is subject to the tax laws of numerous jurisdictions; challenges to the interpretation of, or future changes to, such laws could adversely affect it.

The Company and its subsidiaries are subject to tax laws and regulations in the Republic of France, and numerous other jurisdictions in which the Company operates. These laws and regulations are inherently complex, and the Company is, and will continue to be, obligated to make judgments and interpretations about the application of these laws and regulations to its operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authorities, which could result in administrative or judicial procedures, actions, or sanctions, which could be material.

On 22 December 2017, the Tax Cuts and Jobs Act was signed into law in the United States, which made extensive changes to the U.S. taxation of multinational companies, which is subject to future regulatory and possible legislative changes. In addition, the U.S. Congress, the French or Dutch Governments, the European Union, the Organization for Economic Cooperation and Development (the "OECD"), and other government agencies in jurisdictions where the Company and its affiliates do business, have had an extended focus on issues related to the taxation of multinational corporations. New tax initiatives, directives, and rules, such as the U.S. Tax Cuts and Jobs Act, the OECD's Base Erosion and Profit Shifting initiative and the European Union's Anti-Tax Avoidance Directives, may increase the Company's tax burden and require additional compliance-related expenditures. As a result, the Company's financial condition, results of operations or cash flows may be adversely affected. Further changes, including with retroactive effect, in the tax laws of the Republic of France, the European Union or other countries in which the Company and its affiliates do business could also adversely affect it.

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Technip Energies intends to be treated exclusively as a resident of the Republic of France for tax purposes, but Dutch or other tax authorities may seek to treat it as a tax resident of another jurisdiction.

Technip Energies intends to operate in a manner so as to be treated as a resident of France for tax purposes, although it is a company incorporated under the laws of the Netherlands.

As a Dutch incorporated company, Technip Energies is in principle also a resident of the Netherlands for Dutch tax purposes and thus subject to Dutch taxes. However, on the basis of the Convention between the Government of the Kingdom of the Netherlands and the Government of the Republic of France for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "France-Netherlands Tax Treaty"), the Netherlands should be restricted in imposing these Dutch taxes where Technip Energies' "effective place of management" is located in France and Technip Energies is thus a tax resident of France under such tax treaty. The test of "effective place of management" is largely a question of fact based on all the circumstances, rather than a question of law. The relevant case law and OECD guidance suggest that Technip Energies is likely to be regarded as having become a French tax resident from incorporation and remaining so if, as it intends, (i) meetings of its board of directors ("Technip Energies Board", and each member a "Director") are prepared and held in France (and none will be prepared and held in the Netherlands) with a majority of Directors present in France for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting Technip Energies and its subsidiaries; (iii) those meetings are properly minuted; (iv) a majority of the Directors, together with supporting staff, senior executives and management are based in France; and (v) Technip Energies has permanent staffed office premises in France.

Technip Energies anticipates that, so long as the factors listed in the preceding paragraph are present at all material times, it is unlikely that the Netherlands competent tax authorities would take the position that Technip Energies should be treated as a tax resident of the Netherlands and not of France. If the Netherlands competent tax authorities nevertheless so rule, the main consequences will be that distributions made by Technip Energies would be subject to both French and Dutch dividend withholding tax. To resolve any dual tax residency issue, Technip Energies has access to dispute resolution mechanisms under the France-Netherlands Tax Treaty and the EU Arbitration Directive, or it can submit its case for judicial review by Dutch courts. These procedures would require substantial time, costs and efforts. In the unlikely event that it would finally be determined under these dispute resolution mechanisms or judicial review by Dutch courts that Technip Energies is a company having its tax residence in the Netherlands, Technip Energies would be required to pay Dutch dividend withholding tax at an effective rate of approximately 17.6% in respect of dividends paid by Technip Energies in respect of any year in which it was considered as being a Dutch tax resident and from which it did not withhold Dutch dividend withholding tax. Uncertainty as to Technip Energies' tax residency might also impact the manner in which Technip Energies is considered as a French tax resident company for purposes of tax treaties concluded by France with other countries. See "―The Company may not qualify for benefits under tax treaties entered into between the Republic of France and other countries" for more details.

The Company may not qualify for benefits under tax treaties entered into between the Republic of France and other countries.

The Company operates in a manner such that it believes it is eligible for benefits under tax treaties concluded between the Republic of France and other countries. However, the Company's ability to qualify for such benefits will depend on whether it is treated as a French tax resident, the requirements contained in each treaty and applicable domestic laws, on the facts and circumstances surrounding the Company's operations and management, and on the relevant interpretation of the tax authorities and courts. The failure by the Company to qualify for benefits under tax treaties entered into between the Republic of France and other countries could result in adverse tax consequences to it (including an increased tax burden and increased filing obligations) and could result in certain tax consequences of owning and disposing of the Company's shares.

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Transactions in Technip Energies' Shares could be subject to the French financial transaction tax or the European financial transaction tax, if adopted.

Article 235 ter ZD of the French Tax Code (Code général des impôts or the "FTC") subjects to a French financial transaction tax, under certain circumstances, the acquisition of equity securities or assimilated securities admitted to trading on a regulated market, which are issued by a company whose registered office is located in France and whose market capitalization as of 1 December of the preceding year exceeds EUR 1.0 billion (the "French FTT"). As Technip Energies is a company incorporated in the Netherlands, it does not expect the acquisition of Technip Energies Shares to be subject to such French FTT. However, it cannot be excluded that, as a result of Technip Energies' "effective place of management" being located in France, the tax authorities of France take a contrary position and try to subject transactions on the Technip Energies Shares to such tax, in which case the costs associated with the purchase and sale of the Technip Energies Shares could be increased and the liquidity on the market on such Technip Energies Shares be reduced.

Moreover, on 14 February 2013, the European Commission published a proposal for a Directive for a common financial transactions tax (the "EU FTT") in Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (together, except for Estonia, the "Participating Member States") and which, if enacted and implemented by France, would replace the French FTT.

The EU FTT could, if introduced in its current draft form, apply, under certain circumstances, to some transactions involving Technip Energies Shares and to persons both established within and outside the Participating Member States.

The EU FTT proposal remains subject to negotiation between the Participating Member States, the scope of such tax being therefore uncertain. The timing of its implementation remains also unclear. Additional EU Member States may decide to participate and certain of the Participating Member States may decide to withdraw. If the proposed directive or any similar taxes are adopted, such taxes could increase the transaction costs associated with the purchases and sales of the Technip Energies Shares and could reduce liquidity in the market for the Technip Energies Shares.

The Distribution will be treated as a taxable distribution of dividend for TechnipFMC shareholders that are French tax residents.

The Distribution will be treated as a taxable distribution of dividend for TechnipFMC shareholders that are French tax residents. As a result, French individuals will be subject to a 12.8% non-final withholding tax on account of income tax as well as 17.2% social contributions, corresponding to a total of 30% of the gross amount of distributed income. The corresponding amount shall be made available to the custodian prior to the delivery of the Technip Energies Shares or the payment of the proceeds resulting from the sale of Technip Energies' fractional shares pursuant to the spin-off. As the case may be, the paying agent will be allowed to sell the number of Technip Energies Shares necessary to pay the currently applicable taxes and social contributions to be withheld (see the section entitled "Material French Tax Consequences of the Distribution to TechnipFMC shareholders that are resident for tax purposes in France").

The Distribution will be taxable to TechnipFMC shareholders for U.S. federal income tax purposes.

The Distribution will be taxable for U.S. federal income tax purposes. Accordingly, an amount equal to the fair market value of the Technip Energies Shares received by a TechnipFMC shareholder in the Distribution (including any fractional shares deemed received and any Technip Energies Shares withheld on account of any applicable withholding taxes) will be treated as a taxable dividend to the extent of such TechnipFMC shareholder's ratable shares of the current and accumulated earnings and profits of TechnipFMC for the taxable year of the Distribution. To the extent that the fair market value of such Technip Energies Shares (and fractional shares deemed received and any Technip Energies Shares withheld on account of any applicable withholding taxes) exceeds such TechnipFMC shareholder's ratable share of such earnings and profits, any such excess will be treated first as a non-taxable return of capital to the extent of such TechnipFMC shareholder's tax basis in TechnipFMC Shares and thereafter as capital gain recognized on a sale or exchange of such shares. No cash will be distributed to TechnipFMC shareholders pursuant to the Distribution (other than cash paid in lieu of fractional Technip Energies Shares). Accordingly, TechnipFMC shareholders will need to have alternative sources of cash from which to pay any resulting U.S. federal income tax liability. For more information, see "Taxation―Material U.S. Federal Income Tax Consequences of the Distribution and the Ownership and Disposition of Technip Energies Shares".

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There could be significant liability if certain restructuring transactions entered into in connection with the Distribution are not taxed as intended.

TechnipFMC expects that restructuring transactions undertaken in connection with the Distribution will be taxed in a certain manner. If, contrary to TechnipFMC's expectations, such transactions are taxed in a different manner, TechnipFMC and/or Technip Energies may incur additional tax liabilities, which may be substantial. If Technip Energies is required to pay any such liabilities, the payments could materially adversely affect Technip Energies' financial position.

Under the Tax Matters Agreement that Technip Energies and TechnipFMC intend to enter into (as defined below), Technip Energies will generally be required to indemnify TechnipFMC against certain taxes incurred by TechnipFMC that arise as a result the transactions undertaken in connection with the Distribution. For more information, see the section entitled "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies and TechnipFMC―Tax Matters Agreement".

The IRS may not agree that Technip Energies is a foreign corporation for U.S. federal income tax purposes as a result of the spin-off.

Although Technip Energies is incorporated in the Netherlands and is expected to be a tax resident in France, the IRS may assert that it should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the IRC. For U.S. federal income tax purposes, a corporation is generally considered a U.S. "domestic" corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a "foreign" corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because Technip Energies is an entity incorporated in the Netherlands that expects to be a tax resident in France, it would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 of the IRC provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

Generally, under IRC Section 7874, a corporation created or organized outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires, within the meaning of IRC Section 7874, substantially all of the properties of a U.S. corporation, (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% (or 60% if the Third Country Rule, as defined herein, applies) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the "Section 7874 Percentage"), and (iii) the foreign corporation's "expanded affiliated group" does not have substantial business activities in the foreign corporation's country of tax residency relative to such expanded affiliated group's worldwide activities. The Treasury Regulations promulgated under IRC Section 7874 (the "Section 7874 Regulations") generally also provide that in certain cases, the applicable Section 7874 Percentage threshold for a foreign acquiring corporation to be treated as a U.S. corporation is reduced to 60% where a foreign acquiring corporation acquires, in related transactions, substantially all of the properties of a U.S. corporation and another foreign corporation which is itself tax resident in a different jurisdiction than the foreign acquiring corporation (the "Third Country Rule"). The Section 7874 Regulations also provide a number of special rules, including rules that can affect a foreign corporation's ability to use its equity to acquire other U.S. businesses within a 36-month period following the acquisition of a U.S. corporation.

In addition, the Section 7874 Regulations provide certain exceptions to the application of IRC Section 7874 with respect to restructuring transactions involving "foreign-parented groups" (the "Foreign-Parented Group Exception"), generally providing exceptions to transactions that would otherwise be acquisitions, within the meaning or IRC Section 7874, of substantially all of the properties of a U.S. corporation.

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Assuming TechnipFMC is respected as a foreign corporation for U.S. federal income tax purposes (subject to the discussion below under "―The IRS may assert that IRC Section 7874 applies to the spin-off as a result of TechnipFMC being treated as a U.S. corporation."), there is a risk that IRC Section 7874 may apply to Technip Energies because, as part of the spin-off and taking into account certain prior transactions, Technip Energies may be treated as acquiring, within the meaning of IRC Section 7874, substantially all of the properties of certain U.S. corporate affiliates of TechnipFMC. In such a case, if the Section 7874 Percentage is at least 80% (or in the case of the application of the Third Country Rule, 60%), Technip Energies would be treated as a U.S. corporation for U.S. federal income tax purposes.

Based on the terms of the spin-off and the rules for determining the Section 7874 Percentage, Technip Energies is not expected to be treated as acquiring, within the meaning of IRC Section 7874, substantially all of the properties of one or more U.S. corporations. Even if Technip Energies is considered to have acquired, within the meaning of IRC Section 7874, substantially all of the properties of one or more U.S. corporations as a result of the spin-off, the Foreign-Parented Group Exception may apply and result in Technip Energies not being treated as a U.S. corporation for U.S. federal income tax purposes. Technip Energies, as a result, is expected to be treated as a foreign corporation (i.e., a non-U.S. tax resident) for U.S. federal income tax purposes. However, the calculation of the Section 7874 Percentage is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of Technip Energies or the status of any of its foreign affiliates as a foreign corporation under IRC Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under IRC Section 7874 Technip Energies' status as a foreign corporation for U.S. federal income tax purposes, Technip Energies and certain holders of Technip Energies Shares ("Shareholders") would be subject to significant adverse tax consequences, including a higher effective corporate tax rate on Technip Energies and future withholding taxes on certain Shareholders.

See "Taxation―Material U.S. Federal Income Tax Consequences of the Distribution and the Ownership and Disposition of Technip Energies Shares―Application of IRC Section 7874 to Technip Energies―Tax Residence of Technip Energies for U.S. Federal Income Tax Purposes" for a more detailed discussion of the application of IRC Section 7874 to the spin-off.

The IRS may assert that IRC Section 7874 applies to the spin-off as a result of TechnipFMC being treated as a U.S. corporation.

On 14 June 2016, FMC Technologies, Inc., a U.S. Delaware corporation (together with its consolidated subsidiaries, "FMC Technologies"), Technip S.A., a French société anonyme (together with its consolidated subsidiaries, "Technip") and TechnipFMC, entered into a definitive business combination agreement whereby Technip merged with TechnipFMC with TechnipFMC surviving, immediately followed by the merger of FMC Technologies with a wholly owned indirect subsidiary of TechnipFMC (the "Merger"). The Merger was completed on 16 January 2017. Immediately following the closing of the Merger, all former shareholders of FMC Technologies and Technip owned shares in TechnipFMC, subject to the terms of the definitive business combination agreement.

Because TechnipFMC is an entity incorporated in England and Wales and issued shares to the former shareholders of FMC Technologies in exchange for their shares in FMC Technologies as a result of the Merger, the IRS may assert that TechnipFMC should be treated as a U.S. corporation under IRC Section 7874. TechnipFMC expects that it would be treated as a U.S. corporation for U.S. federal income tax purposes under the Third Country Rule if the Section 7874 Percentage were at least 60%.

Based on the facts and analysis at the time, Technip Energies believes that the Section 7874 Percentage was less than 60% at the time of the Merger such that IRC Section 7874 should not apply to cause TechnipFMC to be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Merger. However, the calculation of the Section 7874 Percentage is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect). If the IRS successfully challenged TechnipFMC's status as a foreign corporation, Technip Energies may be treated as acquiring, within the meaning of IRC Section 7874, substantially all of the properties of one or more U.S. corporations and may also be treated as a domestic corporation as a result of the spin-off, resulting in significant adverse consequences for Technip Energies and certain Shareholders. Accordingly, there can be no assurance that the IRS will agree with Technip Energies' position and/or would not successfully challenge TechnipFMC's status as a foreign corporation, which may result in a challenge to Technip Energies' status as a foreign corporation. If the IRS were to successfully challenge Technip Energies' status as a foreign corporation under IRC Section 7874 as a result of a challenge to TechnipFMC's status as a foreign corporation, Technip Energies and certain Shareholders would be subject to significant adverse tax consequences and future withholding taxes on certain Shareholders.

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See "Taxation―Material U.S. Federal Income Tax Consequences of the Distribution and the Ownership and Disposition of Technip Energies Shares―Application of IRC Section 7874 to Technip Energies―Tax Residence of Technip Energies for U.S. Federal Income Tax Purposes" for a more detailed discussion of the application of IRC Section 7874 to the spin-off.

IRC Section 7874 may limit the ability of Technip Energies' U.S. affiliates to use certain tax attributes following the spin-off, increase such U.S. affiliates' U.S. taxable income or have adverse consequences to Shareholders.

Following the acquisition, within the meaning of IRC Section 7874, of a U.S. corporation by a foreign corporation, IRC Section 7874 can apply in a manner to limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of IRC Section 7874.

If IRC Section 7874 were to apply in such a manner, Technip Energies and certain Shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to "inversion gain" recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential "qualified dividend income" rates and the requirement that any U.S. corporation owned by Technip Energies include as "base erosion payments", which may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain "disqualified individuals" (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

Based on the terms of the spin-off and the rules for determining the Section 7874 Percentage, Technip Energies does not expect to be subject to the adverse consequences described above.

The above determinations, however, are subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in such U.S. Treasury regulations, with possible retroactive effect) and are subject to certain factual uncertainties. There can be no assurance that the IRS will not challenge whether Technip Energies is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Technip Energies, significant adverse tax consequences would result for Technip Energies and for certain Shareholders, including a higher effective corporate tax rate on Technip Energies.

See "Taxation―Material U.S. Federal Income Tax Consequences of the Distribution and the Ownership and Disposition of Technip Energies Shares―Application of IRC Section 7874 to Technip Energies―Tax Residence of Technip Energies for U.S. Federal Income Tax Purposes" for a more detailed discussion of the application of IRC Section 7874 to the spin-off.

If Technip Energies is a passive foreign investment company, U.S. holders of Technip Energies Shares could be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes in any taxable year if either (i) at least 75% of its gross income for such year is passive income for purposes of the PFIC rules or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, a non-U.S. corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation the stock of which it owns, directly or indirectly, 25% or more of by value.

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Based on the current and anticipated composition of the Company's income, assets and operations, the Company does not believe it will be a PFIC at the time of the spin-off and does not anticipate becoming a PFIC for the 2021 taxable year. However, the determination of whether the Company is a PFIC must be made annually after the close of each taxable year, depends on the particular facts and circumstances, and may also be affected by the interpretation and application of the PFIC rules. As a result, there can be no assurance regarding whether the Company will be a PFIC in the future. If the Company is a PFIC for any taxable year, U.S. holders of Technip Energies Shares may be subject to adverse U.S. federal income tax consequences, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional information reporting obligations. Certain elections may be available to U.S. holders to address certain consequences as a result of the application of the PFIC rules, which elections may have their own adverse tax consequences. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to holding and disposing of Technip Energies Shares.

Risks Related to the Spin-off

Historically, the Technip Energies Business was operated as a business segment of TechnipFMC and the Company's historical financial information is not necessarily representative of the results that the Technip Energies Business would have achieved as an independent public company and may not be a reliable indicator of its future results.

The Company's audited combined financial statements for the years ended 31 December 2019, 31 December 2018 and 31 December 2017 (the "Combined Financial Statements") and the unaudited combined financial statements for the six months ended 30 June 2020 and 2019 (the "Interim Condensed Combined Financial Statements") have been derived (carved out) from the TechnipFMC consolidated financial statements and accounting records, and these financial statements and the other historical financial information of Technip Energies included in this Prospectus are presented on a combined basis. This audited combined information does not reflect the financial position, results of operations, and cash flows the Company would have achieved as an independent company during the periods presented, or those that it will achieve in the future.

This is primarily because of the following factors:

•	For certain of the periods covered by the Combined Financial Statements and the Interim Condensed Combined Financial Statements, the Technip Energies Business was operated within legal entities that hosted portions of other TechnipFMC businesses.

•	The Combined Financial Statements and the Interim Condensed Combined Financial Statements include an allocation and charges of expenses related to certain TechnipFMC functions such as those related to financial reporting and accounting operations, human resources, real estate and facilities services, procurement, and IT. However, the allocations and charges may not be indicative of the actual expense that would have been incurred had the Company operated as an independent company for the periods presented therein.

•	The Combined Financial Statements and the Interim Condensed Combined Financial Statements include an allocation from TechnipFMC of certain corporate-related general and administrative expenses that the Company would incur as a publicly traded company that the Company has not previously incurred. The allocation of these additional expenses, which are included in the Combined Financial Statements and the Interim Condensed Combined Financial Statements, may not be indicative of the actual expense that would have been incurred had the Company operated as an independent company for the periods presented therein.

•	The Company expects to incur one-time costs of approximately EUR 30 million after the completion of the spin-off relating to, among other things, the transfer of IT systems from TechnipFMC to the Company in connection with the spin-off and the replication of certain central corporate functions. The Company expects to incur these expenses during the next 12 months.

•	As part of TechnipFMC, the Company historically benefited from discounted pricing with certain suppliers as a result of the buying power of TechnipFMC. As a separate entity, the Company may not obtain the same level of supplier discounts historically received.

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•	In anticipation of the spin-off, the Company will enter into a EUR 1,400 million bridge and revolving facilities agreement (the "Facilities Agreement") comprising a 650 million bridge financing arrangement (the "Bridge Term Facility") which will have an initial term of twelve months, with the option for up to two six-month extensions, and the EUR 750 million New Revolving Credit Facility, which will have an initial three-year tenor and which may be extended twice by one year each time. See "Capitalization and Indebtedness".

•	The carve-out has allocated individual expense items directly attributable to each of Technip Energies and TechnipFMC perimeters to the relevant perimeter. Where it was not possible to directly attribute a particular expense, an allocation corresponding to the percentage of external revenue contribution of Technip Energies' businesses was used, which on average for 2017, 2018 and 2019 represented not more than 25% of TechnipFMC's centrally controlled functions costs.

•	Certain functions (including executive management, finance, HR, legal, insurance), which were centralized within TechnipFMC will need to be replicated. The one-off costs to set-up these functions are included in the total one-time costs of EUR 30 million expected to be incurred after the completion of the spin-off.

Therefore, the Company's historical financial information may not necessarily be indicative of its future financial position, results of operations, or cash flows, and the occurrence of any of the risks discussed in this "Risk Factors" section, or any other event, could cause the Company's future financial position, results of operations, or cash flows to materially differ from its historical financial information.

The Company may not achieve some or all of the expected benefits of the spin-off, and the spin-off may adversely affect its business.

The Company may not be able to achieve the full strategic and financial benefits expected to result from the spin-off, or such benefits may be delayed or not occur at all. The spin-off is expected to provide the following benefits, among others:

•	enhanced strategic and management focus;

•	distinct investment identity;

•	more efficient allocation of capital;

•	direct access to capital markets; and

•	alignment of incentives with performance objectives.

The Company may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	the execution of the spin-off will require significant time and attention from the Company's management, which could impact other strategic initiatives;

•	following the spin-off, the Company may be more susceptible to market fluctuations and other adverse events than if it were still a part of TechnipFMC;

•	the costs associated with being an independent public company;

•	following the spin-off, the Company's business will be less diversified than the TechnipFMC business prior to the spin-off; and

•	the other actions required to separate the Company's and TechnipFMC's respective businesses could disrupt its operations.

If the Company fails to achieve some or all of the benefits expected to result from the spin-off, or if such benefits are delayed, its business, financial condition, and results of operations could be adversely affected.

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The spin-off may not be successful and as an independent, publicly traded company, and the Company will not enjoy the same benefits that the Company did as a subsidiary of TechnipFMC.

Upon completion of the spin-off, the Company will be an independent public company. The process of becoming an independent public company may distract the Company's management from focusing on its business and strategic priorities. Further, the Company may not be able to issue debt or equity on terms acceptable to it or at all and it may not be able to attract and retain employees as desired. The Company also may not fully realize the anticipated benefits of the spin-off and of being an independent public company, or the realization of such benefits may be delayed, if any of the risks identified in this "Risk Factors" section, or other events, were to occur.

As a separate public company, the Company will be a smaller and less diversified company than TechnipFMC, and it may not have access to financial and other resources comparable to those available to TechnipFMC prior to the spin-off. The Company cannot predict the effect that the spin-off will have on its relationship with partners or employees or its relationship with government regulators. The Company may also be unable to obtain goods, technology, and services at prices and on terms as favorable as those available to it prior to the spin-off. Furthermore, as a less diversified company, the Company may be more likely to be negatively impacted by changes in global market conditions, regulatory reforms, and other industry factors, which could have a material adverse effect on its business, prospects, financial condition, and results of operations.

The Company's accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which the Company will be subject following the spin-off.

The Company's financial results previously were included within the consolidated results of TechnipFMC, and the Company's reporting and control systems were appropriate for those of subsidiaries of a public company. Prior to the effectiveness of the Company's U.S. registration statement, the Company was not directly subject to reporting and other requirements of the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act") and Section 404 of the Sarbanes-Oxley Act of 2002, as amended. Upon completion of the spin-off, the Company will be subject to the informational requirements of the U.S. Exchange Act as a foreign private issuer and will be required to file reports and other information with the United States Securities and Exchange Commission (the "SEC"), including annual reports on Form 20-F and reports on Form 6-K, which will require, among other things, annual management assessments of the effectiveness of the Company's internal controls over financial reporting. Additionally, as a Dutch company with ordinary shares listed on Euronext Paris, a regulated market of the European Union, the Company will be required to comply with the reporting requirements of Directive 2004/109/EC (as amended by Directive 2013/50/EU) as transposed into Dutch law, including the preparation of annual and half yearly financial statements in accordance with IFRS-EU. The Company will also be subject to the ongoing disclosure requirements of Regulation (EU) No 596/2014 of the European Parliament and the Council (the "Market Abuse Regulation"). These and other obligations will place significant demands on the Company's management, administrative and operational resources, including accounting and information technology resources.

To comply with these requirements, the Company anticipates that it will need to upgrade its systems, including computer hardware infrastructure, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and information technology staff. If the Company is unable to upgrade its financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, the Company's ability to comply with its financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on the Company's financial condition or results of operations.

The transitional services TechnipFMC has agreed to provide the Company may not be sufficient for its needs. In addition, the Company or TechnipFMC may fail to perform under various transaction agreements that will be executed as part of the spin-off or the Company may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the spin-off, the Company has entered into the Separation and Distribution Agreement and intends to enter into several other ancillary agreements related to the spin-off with TechnipFMC, including but not limited to a transition services agreement (the "Transition Services Agreement"), a tax matters agreement (the "Tax Matters Agreement"), an employee matters agreement (the "Employee Matters Agreement"), and other separation-related agreements. See "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies and TechnipFMC". Certain of these agreements will provide for the performance of key business services by TechnipFMC for the Company's benefit for a period of time after the completion of the spin-off. These services may not be sufficient to meet the Company's needs and the terms of such services may not be equal to or better than the terms the Company may have received from unaffiliated third parties, including its ability to obtain redress.

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The Company will rely on TechnipFMC to satisfy TechnipFMC's performance and payment obligations under these agreements. If TechnipFMC is unable to satisfy its obligations under these agreements, including its indemnification obligations, the Company could incur operational difficulties or losses. If the Company does not have in place its own systems and services, or if the Company does not have agreements with other providers of these services once certain transitional agreements expire, it may not be able to operate its business effectively and this may have an adverse effect on its business, financial condition, and results of operations. In addition, after its agreements with TechnipFMC expire, the Company may not be able to obtain these services at as favorable prices or on as favorable terms.

In connection with the spin-off, TechnipFMC will indemnify the Company for certain liabilities and the Company will indemnify TechnipFMC for certain liabilities. If the Company is required to act on these indemnities for the benefit of TechnipFMC, it may need to divert cash to meet those obligations and its financial results could be negatively impacted. Additionally, any indemnity from TechnipFMC may not be sufficient to insure the Company against the full amount of liabilities for which it may be allocated responsibility, and TechnipFMC may not be able to satisfy its indemnification obligations in the future.

Pursuant to the Separation and Distribution Agreement, the Tax Matters Agreement and other ancillary agreements related to the spin-off, TechnipFMC has agreed or will agree to indemnify the Company for certain liabilities, and the Company has agreed or will agree to indemnify TechnipFMC for certain liabilities, in each case for uncapped amounts, as discussed further in the section entitled "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies and TechnipFMC". Indemnities that the Company may be required to provide TechnipFMC may not be subject to any cap, may be significant and could negatively impact its financial condition. Third parties could also seek to hold the Company responsible for any of the liabilities that TechnipFMC has agreed to retain. Further, the indemnity from TechnipFMC may not be sufficient to protect the Company against the full amount of such liabilities, and TechnipFMC may not be able to fully satisfy its indemnification obligations in the future. Moreover, even if the Company ultimately succeeds in recovering from TechnipFMC any amounts for which it is held liable, the Company may be temporarily required to bear these losses. Each of these risks could negatively affect the Company's business, results of operations, and financial condition.

Transfer or assignment to the Company of certain contracts, investments in joint ventures, and other assets may require the consent of a third party. If such consent is not given, the Company may not be entitled to the benefit of such contracts, investments, and other assets in the future.

The Separation and Distribution Agreement provides that in connection with the spin-off, a number of contracts with customers, suppliers, landlords, and other third parties are to be assigned from TechnipFMC or its affiliates to Technip Energies or its affiliates. Some of these contracts may require the contractual counterparty's consent to such an assignment. Similarly, in some circumstances, Technip Energies, or one of its affiliates, and one or more affiliates of TechnipFMC are joint beneficiaries of contracts, and Technip Energies, or the relevant affiliate, will need to enter into a new agreement with the third party to replicate the contract, or assign or subcontract the portion of the contract related to the Technip Energies Business. It is possible that some parties may use the requirement of a consent or the fact that the spin-off is occurring to seek more favorable contractual terms from Technip Energies or to seek to terminate the contract. If (1) Technip Energies is unable to complete the assignments in a timely manner, (2) Technip Energies enters into new agreements on significantly less favorable terms, or (3) the contracts are terminated, Technip Energies may be unable to obtain the benefits, assets, and contractual commitments which are intended to be allocated to Technip Energies as part of the spin-off. The failure to timely complete the assignment of existing contracts, or the negotiation of new arrangements, with any of the Company's large customers or key suppliers (including those that are single source or limited source suppliers), or a termination of any of those arrangements, could negatively impact Technip Energies' financial condition and results of operations.

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Business issues historically faced by TechnipFMC may be imputed to Technip Energies' operations.

To the extent that TechnipFMC has or is perceived by customers to have operational challenges, such as performance, quality, safety issues or workforce issues, those challenges may raise concerns by historic customers, which may limit or impede the Company's future ability to obtain additional work from those customers, which, in turn, may negatively affect the Company's business, results of operations, and financial condition.

Immediately following completion of the Distribution and/or Investment, as applicable, TechnipFMC and BPI will have the ability to exert substantial influence over Technip Energies and their interests may differ from the interests of other Shareholders.

Immediately following completion of the Distribution, TechnipFMC will hold 49.9% of the Technip Energies Shares. Although TechnipFMC intends to significantly reduce its shareholding in Technip Energies over the 18 months following the spin-off, including in connection with the sale of Technip Energies Shares to BPI pursuant to the Investment, there is no guarantee of completion of this reduction or its extent or timing. As a result, TechnipFMC may remain a substantial shareholder of Technip Energies, and therefore will have influence over matters outside the ordinary course requiring a shareholder vote. Following completion of the Investment, BPI is also expected to become a substantial shareholder of Technip Energies.

In addition, pursuant to the Separation and Distribution Agreement and the Relationship Agreement (as defined below), TechnipFMC and BPI each have the following nomination right with regard to the composition of the Technip Energies Board.

•	TechnipFMC will have the right to propose to the Technip Energies Board (i) two nominees, so long as it owns at least 18% of the outstanding number of Technip Energies Shares and ADRs, in the aggregate, and (ii) one nominee, so long as it owns at least 5%, but less than 18%, of the outstanding number of Technip Energies Shares and ADRs, in the aggregate. See "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies and TechnipFMC―Separation and Distribution Agreement".

•	BPI will have the right to propose to the Technip Energies Board (i) two nominees, so long as it owns at least 18% of the outstanding number of Technip Energies Shares and ADRs, in the aggregate, and (ii) one nominee, so long as it owns at least 5%, but less than 18%, of the outstanding number of Technip Energies Shares and ADRs, in the aggregate. See "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies, TechnipFMC and BPI―Relationship Agreement".

The interests of TechnipFMC may be different from those of other Shareholders, including that TechnipFMC has informed the Company of its intent to significantly reduce its shareholding in Technip Energies over the 18 months following the spin-off. The interests of BPI may also differ from those of other Shareholders. This initial concentration of ownership and the nomination rights with regard to the composition of the Technip Energies Board may delay, deter or prevent acts that would be favored by the Company's other Shareholders. For example, TechnipFMC's or BPI's influence could delay, defer, or prevent a sale of Technip Energies that other shareholders support, or, conversely, this influence could result in the consummation of such a transaction that other shareholders do not support. Additionally, TechnipFMC's ownership could discourage a potential investor from seeking to acquire Technip Energies shares and, as a result, might harm the market price of Technip Energies shares.

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Risks Related to the Ownership of Technip Energies Shares

The combined post-spin-off value of Technip Energies Shares and TechnipFMC Shares may not equal or exceed the aggregate pre-spin-off value of TechnipFMC Shares.

After the spin-off, TechnipFMC Shares will continue to be traded on Euronext Paris and NYSE. Technip Energies Shares will be traded under the symbol "TE" on Euronext Paris and over-the-counter in the form of American Depositary Receipts ("ADRs") that will not be listed on any U.S. exchange. The Company has no current plans to apply for listing on any additional stock exchanges. As a result of the spin-off, TechnipFMC expects the trading prices of TechnipFMC Shares at market open on 16 February 2021 to be lower than the trading prices at market close on 15 February 2021, because the trading prices will no longer reflect the value of the Technip Energies Business which will commence trading on Euronext Paris as of such date on an if-and-when-delivered basis. There can be no assurance that the aggregate market value of the TechnipFMC Shares and the Technip Energies Shares following the spin-off will be higher than, equal to, or lower than the market value of TechnipFMC Shares if the spin-off did not occur. This means, for example, that the combined trading prices of five TechnipFMC Share and one Technip Energies Share after Euronext Paris opens on the Listing Date may be higher than, equal to, or less than the trading price of one TechnipFMC Share up to 15 February 2021. In addition, following the close of business on 16 February 2021 but before the commencement of trading on 17 February 2021, TechnipFMC Shares will reflect an ownership interest solely in TechnipFMC and will not include the right to receive any Technip Energies Shares in the spin-off, but may not yet accurately reflect the value of such TechnipFMC Shares excluding the Technip Energies Business.

Euroclear France may cease to act as depository and clearing agency for Technip Energies Shares.

The Technip Energies Shares are to be issued into the facilities of Euroclear France S.A. ("Euroclear France"). Euroclear France is a division of Euroclear SA/NV and is a widely used central securities depositary that allows for rapid electronic transfers of securities between the participants in its system, which includes many large banks and brokerage firms. Euroclear France has general discretion to cease to act as a depository and clearing agency for the Technip Energies Shares. If Euroclear France determines at any time that the Technip Energies Shares are not eligible for continued deposit and clearance within its facilities, then the Company believes that the Technip Energies Shares would not be eligible for continued listing on Euronext Paris and trading in the Technip Energies Shares would be disrupted. Any such disruption could have a material adverse effect on the trading price of the Technip Energies Shares.

The price of Technip Energies Shares after the spin-off may be volatile.

Prior to the Listing, there has been no public market for the Technip Energies Shares. The price of Technip Energies Shares upon commencement of if-and-when-delivered trading on Euronext Paris on 16 February 2021 (the "Effective Date" or "Distribution Date") and following commencement of regular trading on 19 February 2021 may be volatile and may fluctuate due to factors including:

•	the inability of certain of the Company's shareholders to participate in if-and-when-delivered trading which is dependent on the policies of, and arrangements with, each shareholder's custody bank;

•	the Company's ability to maintain its position in its markets;

•	market conditions in the markets in which the Company operates;

•	general economic, industry, and market conditions;

•	the Company's ability to attract and retain qualified personnel;

•	regulatory or legal developments in the United States and other countries;

•	changes in tax laws;

•	future sales or dispositions of Technip Energies Shares;

•	securities or industry analysts issuing opinions adverse to the Company;

•	other developments affecting the Company, its industry, or its competitors; and

•	the other factors described in this "Risk Factors" section.

This market volatility, as well as general economic, market, or political conditions, could reduce the market price of Technip Energies Shares in spite of its operating performance.

Substantial sales of Technip Energies Shares may occur in connection with the spin-off, which could cause the market price of Technip Energies Shares to decline.

TechnipFMC shareholders receiving Technip Energies Shares in the spin-off may sell those shares immediately in the public market. Some TechnipFMC shareholders, including some of its larger shareholders, may sell their Technip Energies Shares for a variety of reasons, including, among others, the Company's business profile or market capitalization as a standalone company, changes in such shareholder's investment objectives, or a determination by such shareholder that holding Technip Energies Shares to be impractical or difficult due to listing, tax, or other considerations, or, in the case of index funds, as a result of Technip Energies not being a participant in the index in which such index fund is investing. The sales of significant amounts of Technip Energies Shares, or the perception in the market that this will occur, may decrease the market price of the Technip Energies Shares.

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TechnipFMC intends to significantly reduce its shareholding in Technip Energies over the 18 months following the spin-off, and the size of its shareholding will not be reduced if the Investment is not consummated.

TechnipFMC intends to significantly reduce its shareholding in Technip Energies over the 18 months following the spin-off, which could negatively affect the price of the Technip Energies Shares. If at any time TechnipFMC or one or more other shareholders of the Company were to sell a substantial number of the shares they hold, directly or indirectly, in Technip Energies, or if rumors arise in the market that such a sale may be imminent, the share price of Technip Energies Shares may decline. In addition, if the Investment is not consummated for any reason, then following the spin-off TechnipFMC will continue to own the full 49.9% allotment of Technip Energies Shares it will receive in the Distribution. See "Share Purchase Agreement".

Percentage ownership in Technip Energies may be diluted in the future.

In the future, the percentage ownership in Technip Energies may be diluted without further shareholder approval by the issuance of up to the number of Technip Energies Shares in Technip Energies' authorised share capital, for a period of 5 years as from the date of the Distribution, by the Technip Energies Board for purposes of consummating acquisitions or capital markets transactions, or other equity issuances, including equity awards that the Company will be granting to its Directors, members of senior management, and employees and shares the Company holds for purposes of Technip Energies' employee incentive award plans. The Company's employees will have rights to purchase or receive Technip Energies Shares after the Distribution as the Company intends to grant Technip Energies equity awards, including options and restricted stock units ("RSUs") in each case, to the Company's employees in order to preserve the aggregate value of the equity awards held by Technip Energies employees immediately prior to the spin-off. See "Management, Employees and Corporate Governance―Remuneration―Remuneration for Directors" for further detail on the awards that are expected to be granted in connection with the spin-off. As of the date of this Prospectus, the exact number of Technip Energies Shares that will be subject to the granted Technip Energies equity awards is not determinable, and, therefore, it is not possible to determine the extent to which a percentage ownership in Technip Energies could be diluted as a result. It is anticipated that the Compensation Committee of the Technip Energies Board will grant additional equity awards to the Company's employees and Directors after the spin-off, from time to time, under Technip Energies' equity incentive plan. These additional awards will have a dilutive effect on Technip Energies' earnings per share, which could adversely affect the market price of Technip Energies Shares.

No assurance can be given that Technip Energies will pay or declare dividends.

There can be no assurance that Technip Energies will pay or declare dividends in the future. The Technip Energies Board may, in its discretion, resolve to make interim distributions if an interim statement of assets and liabilities shows that Technip Energies' equity exceeds the sum of the paid-up and called-up part of the capital plus the reserves required to be maintained by Dutch law. The determination of the Technip Energies Board as to whether to resolve upon a dividend will depend upon many factors, including Technip Energies' financial condition, earnings, corporate strategy, capital requirements of its operating subsidiaries, covenants, legal requirements to which the Company is subject, and other factors deemed relevant by the Technip Energies Board. See "Dividend Policy".

Holders of ADRs will be subject to the terms of the deposit agreement governing the Technip Energies' ADR program, if and when established.

The Company intends to establish a sponsored ADR program in the United States as of the Payment Date. The ADRs will not be listed on any national securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States and will instead trade over-the-counter. There are important differences between the rights of holders of ADRs and the non-U.S. stock that such ADRs represent. The ADRs will be issued pursuant to a deposit agreement that will set forth the rights and responsibilities of Technip Energies, the depositary bank and holders of ADRs. Such rights and responsibilities of holders of ADRs may be different from the rights and responsibilities of holders of Technip Energies Shares. As of the date of this Prospectus, the deposit agreement has not been finalized. Technip Energies may make distributions in respect of the Technip Energies Shares that are not passed on to the holders of its ADRs. Any such differences between the rights of holders of ADRs and the rights of holders of Technip Energies Shares may be significant and may materially and adversely affect the value of the ADRs and, as a result, the value of such investors' securities. There can be no assurance the Company will be successful in establishing an ADR program.

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In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the euro, the U.S. dollar equivalent of any cash dividends paid in euros on Technip Energies Shares represented by the ADRs could also decline, thereby reducing the value of such investor's securities.

Shareholders outside the Netherlands may suffer dilution if they are unable to exercise pre-emptive rights in future offerings.

In the event of an increase in Technip Energies' share capital, Shareholders are generally entitled to full pre-emptive rights unless these rights are limited or excluded either by virtue of Dutch law, a resolution of the relevant annual general meeting of Technip Energies, being the corporate body, or where the context so requires, the physical meeting of shareholders of Technip Energies (the "General Meeting"), subject to the approval of the Technip Energies Board, or by a resolution of the Technip Energies Board, if the Technip Energies Board has been designated by a vote or resolution at the General Meeting or the articles of association of Technip Energies as they will read after the closing of the spin-off (the "Articles of Association") for this purpose. However, certain Shareholders outside the Netherlands may not be able to exercise pre-emptive rights, and therefore suffer dilution, unless local securities laws have been complied with.

In particular, a beneficial owner of Technip Energies Shares who is also (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source of shares may not be able to exercise its pre-emptive rights or participate in a rights offer, as the case may be, unless a registration statement under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), is effective with respect to such rights or an exemption from the registration requirements is available. Technip Energies intends to evaluate at the time of any issue of shares subject to pre-emptive rights or in a rights offer, as the case may be, the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to it of enabling the exercise of such holders of their pre-emptive rights to shares or participation in a rights offer, as the case may be, and any other factors considered appropriate at the time and then to make a decision as to whether to file such a registration statement. Technip Energies cannot assure investors that any registration statement would be filed as to enable the exercise of such holders' pre-emptive rights or participation in a rights offer.

Provisions in the Articles of Association may delay, deter or prevent takeover attempts that may be favorable to certain Shareholders.

The Articles of Association contain provisions that may have the effect of delaying a change of control.

The Articles of Association provide that members of the Technip Energies Board can only be appointed by the General Meeting upon a binding nomination by the Technip Energies Board, which can be overruled by a two-thirds majority of the votes cast representing more than 50% of Technip Energies' issued and outstanding share capital. These provisions may impede the ability of Shareholders to benefit from a change of control and, as a result, may adversely affect the market price of the Technip Energies Shares.

The Technip Energies Board will be authorized, for a period of five years from the Effective Date, to issue Technip Energies Shares and grant rights to subscribe for Technip Energies Shares up to an amount equal to Technip Energies' authorized share capital. An issue of Technip Energies Shares may make it more difficult for a Shareholder to obtain control over the General Meeting.

The Articles of Association contain requirements that certain matters, including an amendment of the Articles of Association, be adopted at a General Meeting only upon proposal by the Technip Energies Board; and that, except where the law requires otherwise, resolutions of the General Meeting require the prior approval of the Technip Energies Board except where the resolution has been adopted following a proposal by the Technip Energies Board. These provisions may delay, deter or prevent an attempt to take over the Company.

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Important Information

General

The content of this Prospectus is not to be considered or interpreted as legal, financial or tax advice. It should not be considered as a recommendation by any of Technip Energies, the Technip Energies Board, or TechnipFMC, its board or management, or any of their respective representatives that any recipient of this Prospectus should invest in the Technip Energies Shares. Prior to making any decision whether to invest in the Technip Energies Shares, prospective investors should read this Prospectus. Investors should ensure that they read the whole of this Prospectus and not just rely on key information or information summarized within it. Each prospective investor should consult his or her own stockbroker, bank manager, lawyer, auditor or other financial, legal or tax advisers before making any investment decision with regard to the Technip Energies Shares, to among other things consider such investment decision in light of his or her personal circumstances and in order to determine whether or not such prospective investor is eligible to invest in the Technip Energies Shares. In making an investment decision, prospective investors must rely on their own examination and analysis of Technip Energies, the Technip Energies Shares and the terms of the Listing, including the merits and risks involved.

Prospective investors should rely only on the information contained in this Prospectus, and any supplement to this Prospectus within the meaning of article 23 of the Prospectus Regulation. Technip Energies does not undertake to update this Prospectus, unless required pursuant to article 23 of the Prospectus Regulation, and therefore potential investors should not assume that the information in this Prospectus is accurate as of any date other than the date of this Prospectus. No person is or has been authorized to give any information or to make any representation in connection with the Listing, other than as contained in this Prospectus, and, if given or made, any other such information or representations must not be relied upon as having been authorized by Technip Energies, the Directors or TechnipFMC, or any of their respective affiliates or representatives. The delivery of this Prospectus at any time after the date hereof will not, under any circumstances, create any implication that there has been no change in the Company's affairs since the date hereof or that the information set forth in this Prospectus is correct as of any time since its date.

Responsibility Statement

This Prospectus is made available by Technip Energies. Technip Energies accepts responsibility for the information contained in this Prospectus. Technip Energies declares that the information contained in this Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

Presentation of Financial and Other Information

IFRS information

Unless otherwise indicated, the financial information contained in this Prospectus has been prepared in accordance with International Financial Reporting Standards as issued the International Accounting Standards Board ("IASB") and endorsed by the European Union ("IFRS"). This Prospectus contains the Interim Condensed Combined Financial Statements and the Combined Financial Statements beginning on page F-1 of this Prospectus. In this Prospectus, references to a particular "Fiscal Year" or "FY" refer to the year ended on 31 December of that year. The Interim Condensed Combined Financial Statements and the Combined Financial Statements have been prepared based on carve-out financial information from the consolidated financial statements of TechnipFMC for the purpose of presenting the financial position, results of operations and cash flow of Technip Energies on a stand-alone basis.

The Interim Condensed Combined Financial Statements and the Combined Financial Statements are special-purpose financial statements prepared for the purposes of the Listing and present the historical financial information of the Company in the format that it intends to report its financial results in the future beginning with the publication of the Company's statutory consolidated financial statements for fiscal year 2021.

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As the Company did not operate as a stand-alone entity in the past, the Interim Condensed Combined Financial Statements and the Combined Financial Statements may not be indicative of the Company's future performance and what its combined results of operations, financial position and cash flows would have been, had the Company operated as an entity separate from TechnipFMC for the periods presented. For further information, see Note 1 to the Combined Financial Statements included elsewhere in this Prospectus and the section "Risk Factors―Risks Related to the Spin-off―Historically, the Technip Energies Business was operated as a business segment of TechnipFMC and the Company's historical financial information is not necessarily representative of the results that the Technip Energies Business would have achieved as an independent public company and may not be a reliable indicator of its future results".

The Company's audited combined financial statements for the years ended 31 December 2017, 2018 and 2019 have been audited by PricewaterhouseCoopers Audit S.A.S. ("PricewaterhouseCoopers Audit"). PricewaterhouseCoopers Audit has not resigned, been removed or not been reappointed as Technip Energies' auditor during the fiscal years 2019, 2018 and 2017.

The Interim Condensed Combined Financial Statements and the Combined Financial Statements should be read in conjunction with the accompanying notes thereto and the auditor's reports thereon included elsewhere in this Prospectus.

Emphasis of Matter

The independent auditor's report to the Combined Financial Statements includes the following emphasis of matter: "We draw attention to the notes 1.3 "Basis of preparation" and 1.4 "Principles applied in preparing the combined financial statements" to the combined financial statements, which describe the key assumptions underlying the preparation of the Company's combined financial statements and the fact that it has not operated as a single entity. These combined financial statements are, therefore, not necessarily indicative of results that would have occurred if the Company had operated as a single business during the years presented or of future results of the Company.

These combined financial statements are prepared in connection with the spin-off transaction described in note 1.1 "Background" to these combined financial statements. "

Non-IFRS financial measures and operating data

Certain parts of this Prospectus contain non-IFRS financial measures and ratios. The non-IFRS financial measures presented are not measures of financial performance under IFRS, but measures used by management to monitor the underlying performance of the Company's business and operations and, accordingly, they have not been audited or reviewed. Further, they may not be indicative of the Company's historical operating results, nor are such measures meant to be predictive of the Company's future results. These non-IFRS measures are presented in this Prospectus because management considers them an important supplemental measure of the Company's performance and believes that they and similar measures are widely used in the industry in which the Company operates as a means of evaluating a company's operating performance and liquidity. However, not all companies calculate APMs in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the APMs contained in this Prospectus and they should not be considered as a substitute for revenue, operating profit for the year, cash flow or other financial measures computed in accordance with IFRS.

This Prospectus contains the following non-IFRS measures presented as Alternative Performance Measures ("APMs"):

•	Adjusted Revenue

•	Adjusted Recurring EBIT

•	Adjusted Recurring EBITDA

•	Adjusted net (debt) cash

•	Adjusted Order Backlog

•	Adjusted Order Intake

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All non-IFRS financial measures as well as APMs used by the Company are further defined and detailed in the section entitled "Operating and Financial Review―Items That Should Be Considered When Evaluating the Company's Combined Financial Statements and Assessing Its Future Prospects".

Rounding and negative amounts

Certain figures in this Prospectus, including financial data, have been rounded. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.

In preparing the Combined Financial Statements, most numerical figures are presented in thousands of euros. For the convenience of the reader of this Prospectus, certain numerical figures in this Prospectus are rounded to the nearest one million. As a result of this rounding, certain numerical figures presented herein may vary slightly from the corresponding numerical figures presented in the Consolidated Financial Statements.

The percentages (as a percentage of revenues or costs and period-on-period percentage changes) presented in the textual financial disclosure in this Prospectus are derived directly from the financial information contained in the Consolidated Financial Statements. Such percentages may be computed using the numerical figures expressed in thousands of euros in the Consolidated Financial Statements. Therefore, such percentages are not calculated on the basis of the financial information in the textual disclosure that has been subjected to rounding adjustments in this Prospectus.

In tables, negative amounts are shown between brackets. Otherwise, negative amounts may also be shown by "-" or "negative" before the amount.

Currency

All references in this Prospectus to "euro", "EUR" or "€" are to the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the functioning of the European Community, as amended from time to time. All references to "U.S. dollars", "US$", "USD" or "$" are to the lawful currency of the U.S.

Market and Industry Information

All references to market share, market data, industry statistics and industry forecasts in this Prospectus consist of estimates compiled by industry professionals, competitors, organizations or analysts, of publicly available information or of the Company's own assessment of its sales and markets. Statements based on the Company's own proprietary information, insights, opinions or estimates contain words such as "the Company believes", "the Company expects", "the Company sees", "the Company considers", "the Company aims", "the Company estimates" and similar expressions and, as such, do not purport to cite, refer to or summarize any third-party or independent source and should not be so read.

Estimates relating to world energy data and sources contained in this Prospectus have been derived from World Energy Outlook 2020, an annual report produced by the International Energy Agency ("IEA"). The Company uses this report as a base line for its strategic planning to assist the Company in determining the services and products that it anticipates will be responsive to future demand worldwide. The IEA data as published in World Energy Outlook 2020 is widely followed by energy industry participants and policymakers. The Company understands that estimates regarding future world energy sources and a mix between different conventional and renewable energy sources described therein are derived from the "stated policies scenario" through 2040, which incorporates both policy frameworks currently in place as well as expected policy shifts towards more sustainable energy sources. These World Energy Outlook 2020 estimates are prospective in nature and not a guarantee of future events or a forecast as policies, technologies, economic conditions and other factors could affect world energy use. Furthermore, the Company has considered the IEA data together with its own backlog, order book, and past and present major projects to project future business opportunities and to make certain statements as to the future of energy in this Prospectus. The foregoing is an important component of the Company's strategic planning and is subject to the same uncertainties as those that relate to the World Energy Outlook 2020 figures.

Industry publications generally state that their information is obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. Where third-party information has been sourced in this Prospectus, the source of such information has been identified.

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The information in this Prospectus that has been sourced from third parties has been accurately reproduced with reference to these sources in the relevant paragraphs and, as far as the Company is aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

In analyzing its position in the market, the Company also makes certain statements in this Prospectus regarding its positioning compared to those it considers as its LNG peers. This information has been calculated by the Company through a review of the public filings of the following companies: Wood, Worley, JGC, and Saipem. Wood, Worley, and Saipem report revenue on an annual basis and the figures for the year ended 31 December 2019 and for the six months ended 30 June 2020 have been compared against the Company's Adjusted Revenue. JGC's fiscal year ends on 31 March, so JGC figures for the twelve months ended 30 June 2020 have been used. While the Company accepts responsibility for correctly extracting the revenue as reported by such peers, companies may report under different generally accepted accounting principles, use different revenue recognition policies or perform adjustments to revenue that differ from those applied by the Company and therefore, investors should not place undue reliance on such statements derived from comparisons.

In this Prospectus, the Company makes certain statements regarding the characteristics of the onshore and offshore oil and gas industry as well as the competitive and market position of its engineering, procurement, and construction ("EPC") projects and its services (including consulting and process technology licensing). The Company believes these statements to be true, based on market data and industry statistics, but the Company has not independently verified the information. The Company cannot guarantee that a third party using different methods to assemble, analyze or compute market data or public disclosure from competitors would obtain or generate the same results. In addition, the Company's competitors may define their markets and their own relative positions in these markets differently than the Company does and may also define various components of their business and operating results in a manner which makes such figures non-comparable with the Company's.

Supplements

If a significant new factor, material mistake or material inaccuracy relating to the information included in this Prospectus which may affect the assessment of the Technip Energies Shares arises or is noted between the date of this Prospectus and the Listing on Euronext Paris, a supplement to this Prospectus is required. Such a supplement will be subject to approval by the AFM in accordance with article 23 of the Prospectus Regulation and will be made public in accordance with the relevant provisions under the Prospectus Regulation. The summary shall also be supplemented, if necessary, to take into account the new information included in the supplement. In case a significant new factor, material mistake or material inaccuracy relating to the information included in this Prospectus which may affect the assessment of the Technip Energies Shares arises after the Listing on Euronext Paris, the issuer will not supplement this Prospectus.

Statements contained in any such supplement (or contained in any document incorporated by reference in such supplement) shall, to the extent applicable, be deemed to modify or supersede statements contained in this Prospectus or in a document that is incorporated by reference in this Prospectus. Any supplement shall specify which statement is so modified or superseded and shall specify that such statement shall, except as so modified or superseded, no longer constitute a part of this Prospectus.

Notice to Investors

Due to the structure of the spin-off, which does not contain an element of choice on behalf of individual shareholders on whether or not to accept an offer of securities, no prospectus in connection with an offer of Technip Energies Shares is required. Certain restrictions may however apply in certain jurisdictions as set out below.

Investors should be aware that the distribution of this Prospectus, delivery, transfer, exercise, purchase of, subscription for, or trade in the Technip Energies Shares may, in certain jurisdictions be subject to specific regulations or restrictions. Persons in possession of this Prospectus are required to inform themselves about, and to observe, any such regulations or restrictions which may apply in their jurisdiction and to observe them. Any failure to comply with these regulations or restrictions may constitute a violation of the securities laws of any such jurisdiction.

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No action has been or will be taken to permit a public offer or sale of the Technip Energies Shares, or the possession or distribution of this Prospectus or any other material in relation to the Listing, in any jurisdiction outside the Netherlands and France where action may be required for such purpose. Accordingly, neither this Prospectus nor any advertisement or any other related material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.

Shareholders are advised to seek legal advice prior to any resale of their Technip Energies Shares.

None of Technip Energies, the Directors or TechnipFMC or any of their respective affiliates or representatives, is making any representation to any offeree or purchaser of the Technip Energies Shares regarding the legality of an investment in the Technip Energies Shares by such offeree or purchaser under the laws applicable to such offeree or purchaser.

Investors who are allotted Technip Energies Shares will be deemed to have acknowledged that they have relied only on the information contained in this Prospectus, and that no person has been authorized to give any information or to make any representation concerning Technip Energies or its subsidiaries or the Technip Energies Shares (other than as contained in this Prospectus) and, that if given or made, any such other information or representation has not been relied upon as having been authorized by Technip Energies.

Notice to Prospective Investors in the U.S.

The Technip Energies Shares will be registered under the U.S. Securities Act. The Technip Energies Shares to be distributed in respect of the spin-off are being registered under the U.S. Exchange Act pursuant to a registration statement on Form F-1. The Technip Energies Shares will not be listed on any securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States.

Enforcement of Civil Liabilities

The ability of Shareholders in certain countries other than the Netherlands, in particular in the U.S., to bring an action against Technip Energies may be limited under law. Technip Energies is incorporated under the laws of the Netherlands and has its seat (statutaire zetel) in Amsterdam, the Netherlands.

At the date of this Prospectus and at the closing of the spin-off, the majority of the Directors and senior managers of the Company named herein are citizens or residents of countries other than the U.S. All or a substantial proportion of the assets of these individuals are located outside the U.S. In addition, a majority of the Company's assets are located outside of the U.S. As a result, it may be impossible or difficult for investors to effect service of process within the U.S. upon such persons or Technip Energies or to enforce against them in U.S. courts a judgment obtained in such courts. In addition, there is doubt as to the enforceability, in the Netherlands, of original actions or actions for enforcement based on the federal or state securities laws of the U.S. or judgments of U.S. courts, including judgments based on the civil liability provisions of the U.S. federal or state securities laws.

The U.S. and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a judgment rendered by a court in the U.S. will not be recognized and enforced by the Dutch courts. However, if a person has obtained a final judgment without appeal in such a matter rendered by a court in the U.S. which is enforceable in the U.S. and files his claim with the competent Dutch court, the Dutch court will recognize and give effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable, (ii) proper legal procedures have been observed, (iii) the judgment does not contravene Dutch public policy, and (iv) the judgment is not irreconcilable with a judgment of a Dutch court or an earlier judgment of a foreign court that is capable of being recognized in the Netherlands.

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Forward-Looking Statements

This Prospectus contains forward-looking statements that reflect the Company's intentions, beliefs or current expectations and projections about the Company's future results of operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies and opportunities and the markets in which the Company operates. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of Technip Energies' operations or operating results, including regarding the potential outcome, or financial or other impact on Technip Energies or its businesses, of the spin-off. Forward-looking statements are often identified by the words "believe", "expect", "anticipate", "plan", "intend", "foresee", "should", "would", "could", "may", "estimate", "outlook", and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company's current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While the Company believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Technip Energies will be those that the Company anticipates.

All of the Company's forward-looking statements involve risks and uncertainties (some of which are significant or beyond the Company's control) and assumptions that could cause actual results to differ materially from Technip Energies' historical experience and Technip Energies' present expectations or projections. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that Technip Energies will be able to realize any of the potential strategic benefits or opportunities as a result of the spin-off, that Shareholders will achieve any particular level of Shareholder returns, that Technip Energies or its business will be commercially successful in the future, or achieve any particular credit rating or financial results, or that the spin-off will be successful.

In particular, the Company's expectations could be affected by, among other things:

•	uncertainties regarding the success of the Company's spin-off from TechnipFMC, including the Company's ability to establish the infrastructure needed to operate as an independent company without significant management distraction or business disruption;

•	uncertainties regarding the benefits and costs of the proposed spin-off, including the risk that the expected benefits of the proposed spin-off will not be realized within the expected time frame, in full or at all;

•	the potential that the conditions to the spin-off, including regulatory approvals, will not be satisfied and/or that the potential separation will not be completed within the expected time frame, on the expected terms or at all;

•	changes in the expected tax treatment of the spin-off and certain transactions related to the spin-off, including as to Shareholders in the United States or other countries;

•	the potential that spin-off may be more difficult, time-consuming or costly than expected, including the impact on Technip Energies' resources, systems, procedures and controls, diversion of management's attention and the impact on relationships with customers, governmental authorities, suppliers, employees and other business counterparties;

•	the Company's ability to hire and retain key personnel;

•	general political, health, economic and trade conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world;

•	regulatory actions or delays or government regulation generally;

•	changes in tax laws;

•	the potential volatility in the price of Technip Energies Shares;

•	uncertainties regarding future sales or dispositions of Technip Energies Shares;

•	delayed investment decisions by its customers and/or having competitive tenders awarded to other bidders, thereby reducing its future projected revenues; and

•	other developments affecting the Company, its industry or its competitors.

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Some of these factors are discussed in more detail in this Prospectus, including in the section entitled "Risk Factors" that includes the Company's material risks. Investors or potential investors should not place undue reliance on the forward-looking statements in this Prospectus. The Company urges investors to read the sections of this Prospectus entitled "Risk Factors", "Business" and "Operating and Financial Review" for a more complete discussion of the factors that could affect the Company's future performance and the markets in which the Company operates. In light of the possible changes to the Company's beliefs, assumptions and expectations, the forward-looking events described in this Prospectus may not occur. Additional risks currently not known to the Company or that the Company has not considered material as of the date of this Prospectus could also cause the forward-looking events discussed in this Prospectus not to occur. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

Definitions

This Prospectus is published in English only. Definitions used in this Prospectus are defined in the section entitled "Definitions".

Validity

This Prospectus shall be valid for use only by Technip Energies or others who have obtained Technip Energies' consent until the Listing Date. The obligation to supplement this Prospectus, in the event of significant new factors, material mistakes or material inaccuracies shall cease to apply upon the Listing Date, which does not preclude voluntarily supplementing this Prospectus.

This Prospectus has been approved by the AFM, as competent authority under the Prospectus Regulation. The AFM only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the Prospectus Regulation. Such approval should not be considered as an endorsement of the quality of the securities and of Technip Energies that are the subject of this Prospectus. Investors should make their own assessment as to the suitability of investing in the securities. Technip Energies has requested the AFM to notify its approval in accordance with Article 25(1) of the Prospectus Regulation to the AMF, with a certificate of approval attesting that this Prospectus has been prepared in accordance with the Prospectus Regulation.

Documents Incorporated by Reference

The Articles of Association are incorporated in this Prospectus by reference and, as such, form part of this Prospectus. The Articles of Association (or copies thereof) may be obtained in electronic form free of charge from Technip Energies' website at https://backoffice.technipenergies.com/sites/energies/files/2021-02/Articles-Association-Technip-Energies.pdf.

No Incorporation of Website

The contents of Technip Energies' website, including any websites accessible from hyperlinks on Technip Energies' website, and of any other websites referenced in this Prospectus do not form part of and are not incorporated by reference in this Prospectus. The relevant information on Technip Energies' website has not been scrutinized or approved by the AFM.

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The Spin-Off

This section includes certain management estimates, which management believes have been prepared based on the Company's analysis of publicly available information, such as annual reports and filings of its peers or competitors and press releases, together with its internal data.

Background

On 26 August 2019, TechnipFMC announced that its board of directors (the "TechnipFMC Board") had unanimously authorized the preparation to separate the Technip Energies Business from TechnipFMC. The transaction will be structured as a spin-off of TechnipFMC's Technip Energies business segment (with a presence in 34 countries and over 60 years of operations), including Genesis (a company which the Company believes is well-positioned to meet the increasingly complex challenges in the oil and gas industry with proven front-end engineering and design ("FEED") track record and capabilities). Technip Energies would also include Loading Systems, one of the main suppliers of solutions for handling a complete range of fluids and gases at ambient, elevated, and cryogenic temperatures, and at the full spectrum of operating pressures, and Cybernetix, active since 1985 in teleoperated systems, asset integrity monitoring, and inspection for hostile environments, with a presence in 16 countries and over 30 years of experience, which have historically been a part of the Surface Technologies and Subsea businesses of TechnipFMC, respectively. The Technip Energies Business refers to the Technip Energies business segment (including Genesis), Loading Systems, and Cybernetix. While Genesis will be included in the Technip Energies Business, certain employees involved in subsea projects will remain with TechnipFMC. Technip Energies will offer a comprehensive portfolio of technologies, products, projects, and services with capabilities spanning early studies, technology licensing, proprietary equipment, and project management to full engineering and construction. Technip Energies will also support gas monetization, ethylene, hydrogen, refining, petrochemicals and polymers, fertilizers, and other activities, such as mining and metals, life sciences, renewables, and nuclear. On 15 March 2020, TechnipFMC announced that while the strategic rationale for the spin-off remained unchanged, the market environment resulting from the COVID-19 pandemic was not conducive to completing the planned spin-off during the first half of 2020.

The Investment

In connection with the proposed spin-off, TechnipFMC entered into the Share Purchase Agreement with BPI, pursuant to which BPI will purchase from TechnipFMC for $200.0, subject to adjustment, a number of Technip Energies Shares determined based upon a thirty day VWAP of Technip Energies Shares, less a six percent discount. The Investment is subject to the conditions set forth in the section entitled "Share Purchase Agreement". Following the completion of the Distribution, TechnipFMC will retain approximately 49.9% of the Technip Energies Shares but intends to significantly reduce its shareholding in Technip Energies over the 18 months following the spin-off, including in connection with the sale of shares to BPI pursuant to the Investment. See "Share Purchase Agreement".

In connection with the spin-off and the Investment, the Company entered into a relationship agreement (the "Relationship Agreement") with TechnipFMC and BPI relating to certain rights and obligations of each of TechnipFMC and BPI as a holder of Technip Energies Shares. See "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies, TechnipFMC, and the Investors".

Reasons for the Spin-off

The spin-off builds on the results of the successful Merger. The Merger created a fully integrated subsea provider. At the same time, the Technip Energies business has established a reputation in the delivery of large and complex projects, built a backlog unprecedented for TechnipFMC, and positioned itself to continue capitalizing on growing demand for liquefied natural gas ("LNG") and growing markets related to the energy transition. The performance of TechnipFMC since the Merger has made the spin-off possible and, when completed, Technip Energies believes that the spin-off will enable the two companies to unlock additional value.

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The spin-off is expected to allow each company to highlight its specialized attributes and distinct value propositions. Technip Energies believes that the strategic rationale for the spin-off is compelling based primarily on the following:

•	Diverging customer bases and absence of substantial operational synergies between Technip Energies and TechnipFMC. Technip Energies and TechnipFMC target two largely different customer bases. Only five out of the top 15 customers are shared between Technip Energies and TechnipFMC based on 2019 revenue. Additionally, some existing and potential customers of TechnipFMC have separated their upstream and downstream activities into independent companies in recent years, and Technip Energies expects this trend to continue. From an operational standpoint, there is limited overlap in research and development projects. Technip Energies does not believe that the integrated upstream / downstream model represents a source of competitive advantage in the current market environment.

•	Distinct and compelling market opportunities. The spin-off will enhance both Technip Energies' and TechnipFMC's focus on their respective strengths and strategies and provide improved flexibility and growth opportunities. The two businesses operate in different markets, each with a distinct business model and a substantially different customer base. Additionally, there is limited overlap between Technip Energies' and TechnipFMC's set of key competitors. Technip Energies believes that the spin-off will best position each company to compete by providing greater flexibility ahead of a new business cycle – providing both companies with enhanced market opportunities, including opportunities for Technip Energies in energy transition and projects based on biofuels, hydrogen, sustainable chemistry, and other energy alternatives.

•	Strong individual balance sheets and tailored capital structures. As an independent company, Technip Energies will gain the flexibility to adopt a capital structure and to define financial plans optimally suited for its business profile, without having to consider the potential impact on other businesses. There are fundamental differences in the scope, duration and capital requirements for the projects in the Technip Energies Business versus the remaining businesses of TechnipFMC post-spin. In terms of capital intensity, the design and project execution nature of the Technip Energies Business requires limited capital investments. Contracts are executed on a reimbursable or lump-sum turnkey basis, often with pre-payments and milestone payments that cover costs as they are incurred.

•	Distinct business profiles with differentiated investment appeal. The spin-off will highlight Technip Energies' specialized attributes and value proposition that are distinct from TechnipFMC. Technip Energies focuses on engineering design and execution for large downstream facilities, which generally have longer investment cycles, and the potential for higher return on invested capital potential due to the low capital intensity of the business.

•	Increased management focus. TechnipFMC currently comprises heterogeneous businesses, with distinct profiles, growth opportunities, and market dynamics. While management teams of the different segments are already largely independent today, with minimal overlap at the operational level, after the spin-off the fully separated management teams and the Technip Energies Board and TechnipFMC Board will be able to further focus on the specific strategic, operating, and financial priorities of each business. The spin-off will provide each business with dedicated capital, management, and resources to capitalize on market opportunities.

•	Enhanced ability to attract, retain and develop talent. The spin-off should enhance Technip Energies' ability to attract and retain qualified management and talent by making the Company a more attractive platform to executives and employees with specialized downstream engineering and project execution expertise and experience. Additionally, the spin-off will allow Technip Energies to more clearly align management compensation with the performance of each of the separate businesses.

Conditions to the Spin-off

Technip Energies expects that the spin-off will be effective on 16 February 2021, provided that certain conditions shall have been satisfied or waived by TechnipFMC, including the following material conditions:

•	the Separation and Distribution Agreement and the transactions contemplated thereby having been approved (and not withdrawn) by the TechnipFMC Board, which approval may be given, withheld or withdrawn in its absolute and sole discretion;

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•	the Separation and Distribution Agreement and the transactions contemplated thereby having been approved by the Technip Energies Board;

•	the SEC declaring the Form F-1 effective under the Exchange Act, and no stop order suspending the effectiveness of the Form F-1 being in effect and no proceedings for that purpose being pending before or threatened by the SEC;

•	the AFM having approved this Prospectus and having notified its approval in accordance with Article 25(1) of the Prospectus Regulation to the AMF, with a certificate of approval attesting that this Prospectus has been prepared in accordance with the Prospectus Regulation;

•	the actions and filings necessary or appropriate under applicable securities laws having been taken or made, and where applicable, having become effective or having been accepted by the applicable governmental authority;

•	the Technip Energies Shares to be distributed having been accepted for listing on Euronext Paris (subject to technical deliverables only);

•	the spin-off and related transactions, including the issuance of the Technip Energies Shares to TechnipFMC, having been completed;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off being in effect, and no other event outside the control of TechnipFMC having occurred or failed to occur that prevents the consummation of the spin-off (including, but not limited to, TechnipFMC not being able to complete the internal transactions to be effected prior to the Distribution, the purpose of which is to ensure that, as at the time of the Distribution, each of Technip Energies and TechnipFMC holds the assets which it requires to operate, in the case of Technip Energies, the Technip Energies Business and, in the case of TechnipFMC, the businesses retained by TechnipFMC, and retains or assumes (as applicable) liabilities, including pending and future claims, which relate to such business, whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement (the "Internal Transactions") due to elements outside of its reasonable control);

•	the ancillary agreements relating to the spin-off having been duly executed and delivered by the parties;

•	all material governmental approvals necessary to consummate the transactions having been obtained and are in full force and effect;

•	no other events or developments having occurred or exist that, in the judgment of the TechnipFMC Board, make it inadvisable to effect the transactions, or would result in the transactions not being in the best interest of TechnipFMC or its shareholders; and

•	all of the conditions precedent to completion of the Investment contemplated by the Investment Agreement having been satisfied or waived.

TechnipFMC and Technip Energies cannot assure TechnipFMC shareholders that any or all of the conditions to the spin-off will be met.

When and How To Receive Technip Energies Shares

TechnipFMC will distribute to holders of TechnipFMC Shares, as a dividend, one Technip Energies Share for every five TechnipFMC Shares that such shareholders beneficially own as of 5:00 p.m., New York time, on the Record Date. The actual number of Technip Energies Shares that will be distributed will depend on the total number of issued and outstanding TechnipFMC Shares as of the Record Date. The Technip Energies Shares that TechnipFMC distributes to the TechnipFMC shareholders will constitute approximately 50.1% of the Technip Energies Shares issued and outstanding immediately after the completion of the Distribution. TechnipFMC will retain the remaining 49.9% interest in Technip Energies but intends to significantly reduce its shareholding in Technip Energies over the 18 months following the spin-off. An application has been made to list the Technip Energies Shares on Euronext Paris under the symbol "TE". Subject to official notice of admission, Technip Energies Shares will trade and settle under ISIN NL0014559478.

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Société Générale Securities Services ("SGSS", as the "Distribution Agent"), in coordination with Computershare Trust Company, N.A, TechnipFMC and TechnipFMC's transfer agent, will arrange for the distribution of Technip Energies Shares to Account Holders of TechnipFMC Shares. An "Account Holder" is a financial intermediary institution entitled to hold, directly or indirectly, accounts on behalf of its customers with Euroclear France, and includes Euroclear Bank SA/NV and the depositary bank for Clearstream Banking, S.A. TMF Netherlands B.V. ("TMF") will act as the Dutch share registrar for the Technip Energies Shares. SGSS will act as the registrar for Technip Energies Shares held in registered form through Euroclear France.

The last day of trading of TechnipFMC Shares which include the right to receive Technip Energies Shares on Euronext Paris and the NYSE, will be respectively 15 February and 12 February 2021. Investors purchasing TechnipFMC Shares as from 16 February 2021 will not be entitled to receive Technip Energies Shares in the Distribution. Investors acquiring or selling TechnipFMC Shares as from 16 February 2021 in over-the-counter or other transactions not effected on Euronext Paris or NYSE should ensure such transactions take into account the treatment of the Technip Energies Shares to be distributed in respect of such TechnipFMC Shares in the spin-off. Shareholders should contact their bank or broker for further information if they intend to engage in any such transaction.

Technip Energies will become an independent public company, no longer part of TechnipFMC, at 9:00 a.m. CET on 16 February 2021, the Ex Date (the dividend detachment date in respect of the Distribution of the Technip Energies Shares), and Technip Energies Shares will commence trading on an independent basis on Euronext Paris at market open at 9:00 a.m. CET on the same date, initially on an if-and-when-delivered (conditional upon delivery) basis with delivery on 23 February 2021, the Payment Date. Shareholders of TechnipFMC on 5:00 p.m., New York time, on 17 February 2021, the Record Date, will be entitled to receive, as a dividend, one Technip Energies Shares for every five TechnipFMC Shares that such shareholder owns. Depending on the respective shareholders' bank or broker, it is expected that shareholders due to receive Technip Energies Shares on the Payment Date will be able to commence trading such Technip Energies Shares on Euronext Paris as from the Listing Date. See "Listing―Listing and Trading of Technip Energies Shares". The Distribution of Technip Energies Shares will be made on the Payment Date. Regular trading in the Technip Energies Shares on Euronext Paris will start at 9:00 a.m. CET on 19 February 2021. Depending on the respective shareholders' bank or broker, it is expected that Technip Energies Shares will be credited to applicable securities accounts as soon as possible after the Payment Date.

In the event there are any changes to the Ex Date or the Record Date, or new material information relating to the distribution of Technip Energies Shares becomes available, TechnipFMC and Technip Energies will publish any such changes or updates in a press release. In addition, TechnipFMC will give at least 10 days' notice of any changes to the Record Date to the NYSE in accordance with NYSE's requirements.

TechnipFMC shareholders do not have to take any further action in connection with the spin-off, except as described below with respect to TechnipFMC physical share certificate holders. A proxy is not required. No payments or any surrender or exchange of any TechnipFMC Shares for Technip Energies Shares is needed, except as described below with respect to TechnipFMC physical share certificate holders in the section entitled "―When and How To Receive Technip Energies Shares―TechnipFMC Shares―Holders of TechnipFMC physical share certificates". The number of outstanding TechnipFMC Shares will not change as a result of the spin-off.

TechnipFMC Shares

In case TechnipFMC Shares have not been sold or otherwise disposed of prior to the close of business on 17 February 2021, the Technip Energies Shares that TechnipFMC shareholders are entitled to receive in the spin-off are expected to be distributed as described below.

Holders of TechnipFMC Shares held in book-entry form with a bank or broker

TechnipFMC Shares held in book-entry form beneficially through a bank, broker or other nominee, are expected to be credited to shareholders' custody accounts by such bank, broker or other nominee with the whole number of Technip Energies Shares such shareholders are entitled to receive in the spin-off on or as soon as practicable after the Payment Date, i.e., 23 February 2021. Depending on the respective shareholders' bank or broker, shareholders should be able to commence trading the Technip Energies Shares as from the Listing Date, i.e., 16 February 2021, when Technip Energies Shares will trade on an if-and-when-delivered (conditional upon delivery) basis on Euronext Paris (with the settlement of such trades to take place on 23 February 2021, the Payment Date). Shareholders should contact their bank, broker or other nominee for further information about their account and when shareholders will be able to begin trading their Technip Energies Shares. The allocation of Technip Energies Shares in book-entry form to the accounts of Euroclear participants is expected to settle on the Payment Date.

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Holders of TechnipFMC physical share certificates

All registered TechnipFMC shareholders holding physical share certificates who have previously provided a valid mailing address to TechnipFMC will receive a notice with instructions on how to receive Technip Energies Shares in the spin-off. Shareholders of TechnipFMC physical share certificates who provide a response to the notice by 19 February 2021 by providing separate custody account details for the booking of Technip Energies Shares to be distributed in the spin-off, may expect their bank, broker or other nominee to credit the relevant account with the Technip Energies Shares the shareholder is entitled to receive in the spin-off on or shortly after 23 February 2021, at which time shareholders should be able to commence trading the Technip Energies Shares allotted. Shareholders of TechnipFMC physical share certificates should contact their bank, broker or other nominee for further information about their custody account. Regular trading in the Technip Energies Shares on Euronext Paris will start at 9:00 a.m. CET on 19 February 2021 with regular settlement of such trades beginning on 23 February 2021. If shareholders of TechnipFMC physical share certificates do not receive such a notice from TechnipFMC by 5 February 2021, they should contact Computershare Trust Company, N.A. by telephone at +1-800-213-0473.

Corporate Resolutions

It is expected that prior to the Effective Date, the General Meeting will adopt a resolution to amend the Articles of Association of the Company to implement the governance structure of the Company as a Dutch public limited liability company. The delivery of Technip Energies Shares will take place on the Payment Date. See "Listing―Expected Timetable".

Number of Technip Energies Shares

Shareholders will receive one Technip Energies Share for every five TechnipFMC Shares that they beneficially own as of 5:00 p.m., New York time, on the Record Date. The Technip Energies Shares that TechnipFMC distributes to the TechnipFMC shareholders will constitute approximately 50.1% of the Technip Energies Shares issued and outstanding immediately after the completion of the Distribution and the Investment. TechnipFMC will retain the remaining 49.9% interest in Technip Energies but intends to significantly reduce its shareholding in Technip Energies over the 18 months following the spin-off.

Treatment of Fractional Shares

TechnipFMC shareholders will not receive fractional Technip Energies Shares. In the event that a TechnipFMC shareholder is entitled to receive fractional Technip Energies Shares, such fractional Technip Energies Shares will be aggregated by the relevant intermediary and sold. Following completion of such sale, each such TechnipFMC shareholder will receive from the relevant intermediary a cash payment from the net proceeds of the sale in lieu of any fractional Technip Energies Shares that such TechnipFMC shareholder would have otherwise received. It is expected that such net cash proceeds from the sale of the fractional Technip Energies Shares will be credited by the relevant intermediary to the accounts of such TechnipFMC shareholders as soon as possible after the Payment Date. TechnipFMC shareholders will not be required to make any payment, surrender, or exchange their TechnipFMC Shares to receive their Technip Energies Shares or the cash payment in lieu of fractional shares in the spin-off, except as otherwise described above in the section entitled "―When and How To Receive Technip Energies Shares". The distribution of Technip Energies Shares as described in this Prospectus is subject to the satisfaction, or waiver by the TechnipFMC Board, of certain conditions. For a more detailed description of these conditions, see the section entitled "―Conditions to the Spin-off".

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Lock-up arrangements

In connection with the consummation of the spin-off and the Investment, Technip Energies entered into the Relationship Agreement, pursuant to which, among other things, BPI agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, beneficial ownership of any Technip Energies Shares purchased in connection with the Investment for a period of 180 days after the Distribution Date without receiving the prior written consent of Technip Energies. See "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies, TechnipFMC and BPI―Relationship Agreement".

Prior to the completion of the spin-off, Technip Energies entered into a Separation and Distribution Agreement and intends to enter into several other agreements with TechnipFMC to effect the separation and provide a framework for Technip Energies' relationship with TechnipFMC after the spin-off pursuant to which TechnipFMC agreed to a certain lock-up for up to 60 days after the Distribution Date without receiving the prior written consent of Technip Energies, subject to certain exceptions. See "Major Shareholders and Related Party Transactions—Related Party Transactions—Agreements Between Technip Enregies and TechnipFMC—Transfer of Technip Energies Shares and ADRs by TechnipFMC".

Use of Proceeds

Technip Energies will not receive any proceeds from the spin-off.

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Listing

Shares to be listed

This Prospectus relates to the admission to trading of Technip Energies Shares on Euronext Paris. As part of the spin-off, TechnipFMC will distribute to holders of TechnipFMC Shares, as a dividend, one Technip Energies Share for every five TechnipFMC Shares that such shareholders beneficially own as of 5:00 p.m., New York time, on the Record Date. The actual number of Technip Energies Shares that will be distributed will depend on the total number of issued and outstanding TechnipFMC Shares as of the Record Date. At the date of this Prospectus, the number of TechnipFMC Shares outstanding was 450,433,770. The Technip Energies Shares that TechnipFMC distributes to the TechnipFMC shareholders will constitute approximately 50.1% of the Technip Energies Shares outstanding immediately after the completion of the Distribution. TechnipFMC will retain the remaining 49.9% interest in Technip Energies but intends to significantly reduce its shareholding in Technip Energies over the 18 months following the spin-off.

Listing and Trading of Technip Energies Shares

As of the date of this Prospectus, Technip Energies is a wholly owned subsidiary of TechnipFMC. Accordingly, no public market for Technip Energies Shares currently exists. Application has been made to list and admit all of the Technip Energies Shares to trading on Euronext Paris under the symbol "TE", barring unforeseen circumstances. The ISIN will be NL0014559478. The reference price for the Technip Energies Shares will be announced on or around 15 February 2021 through issuance of a notice by Euronext Paris S.A. Trading in the Technip Energies Shares on an independent basis on Euronext Paris will start at 9:00 a.m. CET on the Listing Date (which is 16 February 2021) on an if-and-when-delivered (conditional upon delivery) basis (with the settlement of such trades being to take place on 23 February 2021, the Payment Date). Investors should contact their broker or custodian regarding such institution's arrangements and/or ability to participate in as-if-and-when-delivered trading.

The delivery and settlement of the Technip Energies Shares traded on an if-and-when-delivered basis on 16 February 2021, 17 February 2021 and 18 February 2021 is expected to take place on the Payment Date (which is 23 February 2021).

As the case may be, the custodian will be allowed to sell the number of Technip Energies Shares necessary to pay the currently applicable withholding taxes. TechnipFMC shareholders should seek advice from their account custodian to determine the procedure that will be put in place in that respect.

Regular trading of the Technip Energies Shares under ticker symbol "TE" will commence at 9:00 a.m. CET on 19 February 2021 and regular settlement of such trades is expected to begin on 23 February 2021.

The Technip Energies Shares will trade in euro.

Expected Timetable

The table below sets forth certain key dates relating to the listing, trading and settlement of the Technip Energies Shares on Euronext Paris.

Timing	Event
4 February 2021	Euronext Paris S.A. publishes notice announcing the Distribution Euronext Paris S.A. publishes notice announcing the admission to trading of the Technip Energies Shares
15 February 2021	Euronext Paris S.A. notice announcing the technical reference price for Technip Energies Shares
16 February 2021

Ex Date for the TechnipFMC Shares

Effective Date of the spin-off

Listing Date – Listing of Technip Energies Shares and commencement of trading under the ticker symbol "TE" on an "if-and-when-delivered" (conditional upon delivery) basis

17 February 2021	Record Date
19 February 2021	Technip Energies Shares commence regular trading
23 February 2021	Payment Date - Delivery of Technip Energies Shares Settlement of trades in Technip Energies Shares made on an "if-and-when-delivered" basis on 16 February 2021, 17 February 2021 and 18 February 2021

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Technip Energies and TechnipFMC may adjust the dates, times and periods given in the timetable and throughout this Prospectus. If Technip Energies and TechnipFMC decide to adjust dates, times or periods, they will issue a press release to be published on Technip Energies' and TechnipFMC's websites. Any other material alterations will be published in a press release on Technip Energies' and TechnipFMC's websites and in a supplement to this Prospectus (if required, see "Important Information―Supplements").

Delivery, Clearing and Settlement of Technip Energies Shares

Clearing and settlement of Technip Energies Shares

It is expected that TechnipFMC shareholders may take possession of the Technip Energies Shares distributed to them in the spin-off via Euroclear France in book-entry interests in either bearer (porteur) or registered (nominatif) forms. Additionally, shareholders may elect to take possession of Technip Energies Shares in registered form with the share register to be maintained by Technip Energies in the Netherlands or partly outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules. Finally, it is expected that TechnipFMC shareholders may elect to take possession of the Technip Energies Shares in ADRs delivered via the Depository Trust Company ("DTC") representing the equivalent amount of Technip Energies Shares that have been delivered to the depositary bank's Euroclear France custodian. Book-entry interests in both bearer and registered methods of share delivery are operated through Euroclear France, an organization which maintains share and other securities accounts of companies listed on Euronext Paris and a central depositary system through which transfers of shares and other securities in publicly listed companies between accredited financial intermediaries are recorded in dematerialized form and which in turn are credited to Euroclear France participants, which in turn may credit them further to other custodians or clients. Book-entry interests in bearer form may be held with an accredited financial intermediary, such as a broker, bank or other authorized financial institution while book-entry interests in registered form will be held by a custodian for Technip Energies' Shares appointed to maintain registered shares recorded in a shareholder's name.

Initial delivery of Technip Energies Shares

It is currently expected that the following automatic delivery distribution and elections will be made available to TechnipFMC shareholders holding TechnipFMC Shares on the Record Date:

•	For TechnipFMC shareholders holding their TechnipFMC Shares via Euroclear Bank SA/NV participants, the custodian will make an aggregate election on behalf of all Euroclear Bank SA/NV participants in respect of the delivery for the Technip Energies Shares which is expected to be delivered via a broker participant of Euroclear France.

•	For TechnipFMC shareholders holding their TechnipFMC Shares via a Euroclear France participant, the Technip Energies Shares are expected to be delivered to the same Euroclear France participant.

•	For TechnipFMC shareholders holding their TechnipFMC Shares via DTC participants, Computershare Trust Company, N.A. will establish a web portal permitting such holders to elect to receive their Technip Energies Shares (i) via a broker participant of Euroclear France or (ii) as ADRs.

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•	For TechnipFMC shareholders holding their TechnipFMC Shares via Crest International as DTC participant and custodian, the custodian will make an aggregate election on behalf of all Crest International participants in respect of the delivered for the Technip Energies Shares which is expected to be delivered via Crest International as Euroclear France indirect participant and custodian.

•	For TechnipFMC shareholders holding their TechnipFMC Shares on the share register maintained by Computershare U.S. for DTC participants, Computershare Trust Company, N.A. will establish a web portal permitting such holders to elect to receive their Technip Energies Shares (i) via a broker participant of Euroclear France, (ii) directly on the Dutch register in registered form or (iii) as ADRs.

For TechnipFMC shareholders holding their TechnipFMC Shares in certificated form, Computershare Trust Company, N.A. will establish a web portal permitting such holders to elect to receive their Technip Energies Shares (i) via a broker participant of Euroclear France, (ii) directly on the Dutch register in registered form or (iii) as ADRs.

Technip Energies has appointed SGSS as registrar for shareholders holding registered shares as book-entry interests via Euroclear France. Outside of Euroclear France, TMF will act as the Dutch registrar for the Technip Energies Shares held in registered form.

Under French law, investors may hold shares in a custody account with a custodian to which such shares will be credited. It is generally not possible for shareholders (except for certain financial institutions) to hold direct accounts or to otherwise be directly registered with Euroclear France. In addition, Euroclear France's main register and the accounts of participants in Euroclear France settlement system are different and separate from the Dutch share register of Technip Energies. Investors holding shares in this form may generally be registered as shareholders in the Technip Energies' Dutch share register if they so elect.

Investors wishing to change the manner in which they hold their Technip Energies Shares should contact their bank or broker for additional information, including with respect to any special settlement considerations that may apply to such a transfer.

Neither Technip Energies nor TechnipFMC can assure shareholders as to the trading price of TechnipFMC Shares or of Technip Energies Shares after the spin-off, or as to whether the combined trading prices of the Technip Energies Shares and the TechnipFMC Shares after the spin-off will be less than, equal to or greater than the trading prices of TechnipFMC Shares prior to the spin-off. As a result of the spin-off, TechnipFMC expects the trading prices of TechnipFMC Shares at market open on 16 February 2021 to be lower than the trading prices at market close on 15 February 2021, because the trading prices will no longer reflect the value of the Technip Energies Business. See "Risk Factors―Risks Related to the Ownership of Technip Energies Shares".

Subject to any procedural requirements for certain types of transfers that may be included in the Articles of Association, the Technip Energies Shares distributed to TechnipFMC shareholders will be freely transferable, except for Technip Energies Shares received by individuals who are affiliates of Technip Energies.

American Depositary Receipts

The Company intends to establish a sponsored ADR program in the United States as of the Payment Date. ADRs are negotiable U.S. securities issued by a U.S. depositary bank that represent a specified number of shares of a non-U.S. company's securities, which non-U.S. securities are deposited with the same depositary bank acting as custodian. The ADRs will not be listed on any national securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States and will instead trade over-the-counter. ADR holders are generally entitled to the same rights as the underlying shareholders, subject to the terms specified on the ADR certificate and in the deposit agreement that will be filed with the SEC in connection with the establishment of the ADRs. Holders of ADRs are generally entitled to vote by supplying their voting instructions to the depositary bank or its nominee, who will vote the Technip Energies Shares underlying their ADRs in accordance with their instructions. ADR holders are generally eligible for all dividends or other entitlements attaching to the underlying shares of the Company and receive all cash payments in U.S. dollars. A scrip option may be available, allowing shareholders to accumulate more ADRs. ADR holders may be charged fees in accordance with the deposit agreement, including, but not limited to, related to issuance of ADRs, cancellation of ADRs and fees for the exchange and transmission of cash payments. There can be no assurance the Company will be successful in establishing an ADR program. The details of the Company's ADR program, if and when established, will be available on the relevant registration statement on Form F-6 to be filed with the SEC on www.sec.gov.

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Ranking and Dividends

The Technip Energies Shares will, upon allotment, rank pari passu in all respects and will be eligible for any dividends which Technip Energies may declare on the Technip Energies Shares. See "Dividend Policy".

Governing Law

The Listing is governed by French law.

General Information regarding Euronext Paris

Euronext Paris is a regulated market operated and managed by Euronext Paris S.A., a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris S.A. publishes a daily official price list that includes price information on listed securities on Euronext Paris. Securities listed on Euronext Paris are classified in alphabetical order. In addition, Euronext Paris S.A. created the following compartments for classification purposes:

•	Compartment A for issuers with a market capitalization over EUR 1.0 billion;

•	Compartment B for issuers with a market capitalization between EUR 150 million and EUR 1 billion; and

•	Compartment C for issuers with a market capitalization under EUR 150 million.

Technip Energies Shares will be listed on Compartment A.

Trading on Euronext Paris

Trading on Euronext Paris is subject to the prior approval of Euronext Paris S.A. Securities listed on Euronext Paris are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris S.A. places securities listed on Euronext Paris in one of two main categories (continuous (or "Continu") or by auction), depending on whether they belong to certain Indices or Segments, and/or on their historical and expected trading volume and the presence of liquidity providers. The Technip Energies Shares will be traded in the Continu category, which includes the most actively traded securities. Shares pertaining to the Continu category are traded on each trading day from 9:00 a.m. to 5:30 p.m. CET, with a pre-opening phase from 7:15 a.m. to 9:00 a.m. and a pre-closing phase from 5:30 p.m. to 5:35 p.m. (during which pre-opening and pre-closing trades are recorded but not executed until the opening auction at 9:00 a.m. and the closing auction at 5:35 p.m., respectively). The closing auction takes places at 5:35 p.m. In addition, from 5:35 p.m. to 5:40 p.m., trading can take place at the closing auction price (trading-at-last phase). Trading in a share traded continuously after 5:40 p.m. until the beginning of the pre-opening phase of the following trading day may occur off-market and be at a price that must be within the last quoted price plus or minus 1%.

Euronext Paris S.A. may temporarily suspend, freeze or restrict trading in a security if the buy or sell orders for this security would result in a price beyond certain thresholds defined by its regulations and referred to as a "reservation threshold" or a "collar". These thresholds are set at a percentage fluctuation from a reference price. In particular, if the quoted price of a Continu security, such as the Technip Energies Shares, varies by more than 6% for the opening auction, 3% in continuous trading, Euronext Paris S.A. may suspend trading for up to two minutes. Euronext Paris S.A. may also suspend trading of securities listed on Euronext Paris to prevent or stop disorderly market conditions. In addition, in certain circumstances, including, for example, in the context of a takeover bid, Euronext Paris S.A. may also suspend trading of the security concerned upon request of the AMF.

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As a general rule, the trades of securities listed on Euronext Paris are settled on a cash basis on the third trading day following the trade. Market intermediaries that are members of Euronext Paris are also permitted to offer investors the possibility of placing orders through a deferred settlement service (Ordres Stipulés à Règlement Différé or "DSOs"). The list of securities eligible for such deferred settlement service is set forth in Euronext Paris's notice. In the event market conditions so require, Euronext Paris S.A. can temporarily withdraw a security from said list. The Technip Energies Shares will be eligible for the deferred settlement service. As a general rule, the execution of DSOs postpones the debit or credit of the client's account until the last trading day of the month. However, investors can elect on the fourth trading day before the end of the month to postpone the settlement of DSOs to the following month. Such postponement takes place on the third trading day before the end of the month and gives rise to the payment to or deduction from the client's cash account by the member of Euronext Paris of a margin amount equivalent to the difference between the value of the client's position at the traded price and its value at the postponement price (regardless of whether the client has engaged in trading during the interim period). Equity securities traded on a deferred settlement basis are considered to have been transferred to the buying client only after they have been registered in the purchaser's account. The regulations of Euronext Paris determine the procedures whereby the rights detached from securities are reassigned by the members of Euronext Paris to their buying clients on whose behalf DSOs have been executed. In general, members of Euronext Paris are entitled to the preferential subscription rights pertaining to securities provided that they are responsible for transferring the said rights to their buying clients on whose behalf DSOs have been executed. Members of Euronext Paris are entitled to the dividends pertaining to securities provided that they are responsible for paying the exact cash equivalent of the dividends received by their buying clients on whose behalf DSOs have been executed.

Prior to any transfer of securities held in registered form on Euronext Paris, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France, a registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Euronext Paris are cleared through LCH Clearnet and settled through Euroclear France using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

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Dividend Policy

General

Pursuant to Dutch law and the Articles of Association, the distribution of profits will take place following the adoption of Technip Energies' annual accounts as referred to in article 2:391 BW (the "Annual Accounts"), on the basis of which Technip Energies will determine whether such distribution is permitted. Technip Energies may make distributions to its shareholders, whether from profits or from its reserves, only insofar as its shareholders' equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

The Technip Energies Board may resolve to reserve the profits or part of the profits. Any profits remaining after the reservation referred to in the previous sentence by the Technip Energies Board will be at the disposal of the General Meeting, which may resolve to add the remaining profits to the reserves or distribute it among the Shareholders. Distributions of dividends will be made to shareholders pro rata to their shareholding.

Subject to Dutch law and the Articles of Association, the Technip Energies Board may resolve to distribute an interim dividend. For this purpose, the Technip Energies Board must prepare an interim statement of assets and liabilities. Such interim statement shall show Technip Energies' financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if (i) an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (ii) Shareholders' equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law as of the time such resolution is adopted by the Technip Energies Board.

The General Meeting, upon proposal by the Technip Energies Board, may resolve that Technip Energies make distributions to the Shareholders from one or more of its freely distributable reserves, other than by way of profit distribution, subject to the due observance of Technip Energies' policy on reserves and dividends.

Dividends and other distributions shall be made payable not later than the date determined by the Technip Energies Board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to Technip Energies.

The tax legislation of the shareholder's jurisdiction and of Technip Energies' country of incorporation may have an impact on the income received from the Technip Energies Shares. See "Taxation" for more information.

Dividend History

Since its incorporation on 16 October 2019, Technip Energies has not paid any dividends.

Dividend Policy

Distribution of profits will take place following the adoption of Technip Energies' Annual Accounts, and only to the extent that Technip Energies' equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by Dutch law. The Technip Energies Board may resolve to reserve the profits or part of the profits based on the financial condition, earnings, corporate strategy, capital requirements of its operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Technip Energies Board. Any profits remaining after such reservation by the Technip Energies Board will be at the disposal of the General Meeting which may resolve to add the remaining profits to the reserves or distribute it among the shareholders. The Technip Energies Board may also resolve to distribute an interim dividend. For this purpose, the Technip Energies Board would need to prepare an interim statement of assets and liabilities showing that the funds available for distribution are sufficient. For additional information, see "Risk Factors—Risks Related to the Ownership of Technip Energies Shares—No assurance can be given that Technip Energies will pay or declare dividends".

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Without prejudice to the fact that Technip Energies is under no circumstances obliged to make distributions, and subject to the approval of annual dividends at the General Meeting, the Company aims to have a regular and growing return on capital to shareholders through continuous dividend payments. Beginning at the latest in 2022 the Company intends to pay a dividend annually, based on a percentage of net earnings representing initially a minimum of 30% of net profit. See also "Trend Information––Business Trends––Medium-Term Objectives".

Shareholders will be entitled to receive any dividends declared and paid after the spin-off.

Manner and Time of Dividend Payments

Payment of any dividend in cash will in principle be made in euro. According to the Articles of Association, the Technip Energies Board may determine that distributions on Technip Energies Shares will be made payable either in euro or in another currency. Any dividends that are paid to Shareholders through Euroclear France will be automatically credited to the relevant shareholders' accounts without the need for the shareholders to present documentation proving their ownership of the Technip Energies Shares. Payment of dividends on the Technip Energies Shares in registered form (not held through Euroclear France, but directly) will be made directly to the relevant Shareholder using the information contained in Technip Energies' shareholders register and records.

Uncollected Dividends

A claim for any declared dividend and other distributions lapses five years and one day after the date those dividends or distributions were released for payment. Any dividend or distribution that is not collected within this period will be considered to have been forfeited to Technip Energies.

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Capitalization and Indebtedness

The following tables set forth the Company's combined capitalization and indebtedness as of 30 November 2020 on:

•	an actual basis as of 30 November 2020; and

•	on an adjusted basis to give effect to the Company's entry into the Bridge Term Facility (as defined in "Operating and Financial Review―Liquidity and Capital Resources―Sources of financing") and the New Revolving Credit Facility and the consummation of certain cash transfers between the Company and TechnipFMC arising out of the Company's separation from TechnipFMC's treasury operations; and the consummation of the spin-off.

These tables should be read in conjunction with the Company's Combined Financial Statements, as well as the notes thereto, and the Interim Condensed Combined Financial Statements, as well as the notes thereto, included elsewhere in this Prospectus as well as the section entitled "Operating and Financial Review".

Except as set forth below, there have been no other material changes to the Company's capitalization and indebtedness since 30 November 2020. The "as adjusted" information below is illustrative only and does not purport to be indicative of what the Company's actual capitalization will be following the Company's entry into the Bridge Term Facility, the Company's entry into the New Revolving Credit Facility and the consummation of the cash transfers between the Company and TechnipFMC and the consummation of the spin-off.

Capitalization (unaudited)

	As of 30 November 2020(1)	Adjustments	As adjusted
	(in EUR millions)

Total Current debt	550.8	(377.2)	173.5
Guaranteed	—	—	—
Secured	—	—	—
Unguaranteed/Unsecured - Lease liabilities(2)	42.7	—	42.7
Unguaranteed/Unsecured - Commercial paper(3)	458.0	(332.7)	125.3
Unguaranteed/Unsecured – Loans due to TechnipFMC(4)	44.5	(44.5)	—
Unguaranteed/Unsecured – Other bank loans	5.6	—	5.6

Total Non-Current debt (excluding current portion of long-term debt)	204.2	830.5	830.5
Guaranteed	—	—	—
Secured	—	—	—
Unguaranteed/Unsecured - Lease liabilities(2)	204.2	—	204.2
Unguaranteed/Unsecured - Bridge Term Facility(5)	—	626.3	626.3
Unguaranteed/Unsecured – New Revolving Credit Facility(5)	—	—	—

Total debt	755.0	249.1	1,004.1

Invested equity (6)(7)	1,776.0	(569.9)	1,206.1

Total capitalization	2,531.0	(320.8)	2,210.2

(1)  Financial information set forth in this column was derived from the Company's cash management systems as of 30 November 2020, except for the Lease liabilities which are an estimate as of 30 November 2020, Loans due to TechnipFMC reconciled directly with the subsidiaries and the Invested equity which reflects the main impacts related to the Technip Energies business since 30 June 2020.

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(2)  Lease liabilities were accounted for according to the new lease standard IFRS 16 and represent the present value of the remaining lease payments. As of 30 November 2020, the total lease liabilities amounted to EUR 246.9 million, of which EUR 42.7 million were current (i.e., have a maturity of less than or equal to one year from 30 November 2020) and EUR 204.2 million were non-current (i.e., have a maturity of more than one year).

(3)  Commercial paper relates to the balance issued under the negotiable European commercial paper program facility of TechnipFMC and for which Technip Eurocash S.N.C ("Technip Eurocash"), one of the Company's affiliates, is the legal obligor. The commercial paper program, which is currently capped at EUR 1.0 billion, will be downsized to EUR 750 million prior to the spin-off. The commercial paper issued hereunder has a remaining maturity of up to one year. Adjusted estimated commercial paper, in the amount of EUR 125.3 million, reflects the residual amount of short term funding through the commercial paper program of Technip Eurocash that the Company expects will remain outstanding at the date of the spin-off.

(4)  Loans due to TechnipFMC represent discrete loans separately negotiated between TechnipFMC and Technip Energies or its subsidiaries for various business and financing reasons during the reporting period. These loans are considered as related party loans in the Company's Combined Financial Statements and have a maturity of less than one year. As of 30 November 2020, the amount of loans due to TechnipFMC has been estimated based on the confirmation from the relevant subsidiaries. As adjusted Loans due to TechnipFMC reflects the full reimbursement of the outstanding amount at the date of the consummation of the spin-off.

(5)  As of the date of the spin-off, Technip Energies expects that it will have EUR 626.3 million of outstanding borrowings under the Bridge Term Facility. The Bridge Term Facility will have an initial term of twelve month, with the option for up to two six-month extensions.

(6)  Until the completion of the spin-off date, Technip Energies will not comprise a separate independent company from TechnipFMC, and the Company therefore believes that it is not meaningful to present share capital or an analysis of reserves prior to the completion of the spin-off. The net invested equity of the Company is represented by Total Invested Equity in the Combined Statement of Changes in Invested Equity comprising Invested Equity and Retained Earnings, Accumulated Other Comprehensive Income (Loss) and Non-controlling Interest (see "Combined Financial Statements for the years ended 31 December 2019, 2018, and 2017—1.4 Principles applied in preparing the combined financial statements").

(7)  The adjustment to Invested Equity, which includes positions determined as of 30 November 2020, reflects EUR 569.9 million in cash that will be transferred from the Company to TechnipFMC in connection with the spin-off as part of the capital structure allocation.

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Indebtedness (unaudited)

	As of 30 November 2020(1)	Adjustments	As adjusted
	(in EUR millions)
A. Cash at bank and in hand(2)	1,882.3	(249.8)	1,632.5
B. Cash equivalents(3)	1,420.5	—	1,420.5
C. Other current financial assets	—	—	—
D. Liquidity (A)+(B)+(C)	3,302.8	(249.8)	3,053.0

Bank loans	5.6	—	5.6
Commercial paper(6)	458.0	(332.7)	125.3
Loans due to TechnipFMC(4)	44.5	(44.5)	(0.0)
E. Current financial debt (including debt instruments, but excluding current portion of non-current financial debt)	508.1	(377.2)	130.8
Lease Liabilities(5)	42.7	—	42.7
F. Current portion of non-current debt	42.7	—	42.7
G. Current financial indebtedness (E)+(F)	550.8	(377.2)	173.5

H. Net current financial indebtedness (G)-(D)	(2,752.1)	(127.4)	(2,879.5)

Lease liabilities(5)	204.2	—	204.2
Bridge Term Facility(7)	—	626.3	626.3
I. Non-current financial debt (excluding current portion and debt instruments)	204.2	626.3	830.5
J. Debt instruments	—	—	—
K. Non-current trade and other payables(8)	63.9	—	63.9
L. Non-current financial indebtedness (I)+(J)+(K)	268.1	626.3	894.5

M. Total financial indebtedness (H)+(L)	(2,483.9)	498.9	(1,985.0)

(1)  Financial information set forth in this column was derived from the Company's cash management systems as of 30 November 2020, except for the Lease liabilities which are an estimate as of 30 November 2020, Loans due to TechnipFMC reconciled directly with the subsidiaries and the Invested equity which reflects the main impacts related to the Technip Energies business since 30 June 2020.

(2)  Adjustment on cash at bank and in hand corresponds.to the expected cash position based on the transactions to be carried out in furtherance of the spin-off pursuant to the Separation and Distribution Agreement.

(3)  Cash equivalents comprised short-term deposits along with the other securities.

(4)  Loans due to TechnipFMC represent discrete loans separately negotiated between TechnipFMC and Technip Energies or its subsidiaries for various business and financing reasons during the reporting period. These loans are considered as related party loans in the Company's Combined Financial Statements and have a maturity of less than one year. As of 30 November 2020, the amount of loans due to TechnipFMC has been estimated based on the confirmation from the relevant subsidiaries. As adjusted Loans due to TechnipFMC reflects the full reimbursement of the outstanding amount at the date of the consummation of the spin-off.

(5)  Lease liabilities were accounted for according to the new lease standard IFRS 16 and represent the present value of the remaining lease payments. As of 30 November 2020, the total lease liabilities amounted to EUR 246.9 million, of which EUR 42.7 million were current (i.e., have a maturity of less than or equal to one year from 30 November 2020) and EUR 204.2 million were non-current (i.e., have a maturity of more than one year).

(6)  Commercial paper relates to the balance issued under the commercial paper program facility of TechnipFMC and for which Technip Eurocash, one of the Company's entities, is one of the legal obligors. Commercial papers have a remaining maturity up to one year. As of 30 November 2020, the amount of commercial paper is issued from the cash management systems of Technip Energies. Adjusted estimated commercial paper, in the amount of EUR 125.3 million, reflects the residual amount of short-term funding through the commercial paper program of Technip Eurocash that the Company expects will remain outstanding at the date of the spin-off.

(7)  As of the date of the spin-off, Technip Energies will have EUR 626.3 million of outstanding borrowings under the Bridge Term Facility. The Bridge Term Facility will have an initial term of twelve month, with the potential for up to two six-month extensions.

(8)  Non-current trade and other payables comprised the non-current portion of the mandatorily redeemable financial liability (as defined below) recorded in the Yamal joint-venture, which corresponds to the expected future dividend payment obligation to the Yamal Joint Venture Partners. As of 30 November 2020, the current portion of the MRL amounted to EUR 145.3 million.

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As of 30 November 2020, TechnipFMC had senior unsecured revolving credit facility agreement for a total USD 2.5 billion, including EUR 1 billion allocated to the Company to reflect the New Revolving Credit Facility (as defined in "Operating and Financial Review―Liquidity and Capital Resources―Sources of financing") to be implemented in connection with the spin-off. The available capacity under the revolving credit facility is reduced by the outstanding commercial paper.

The Company does not have any indirect or contingent indebtedness other than the off-balance sheet arrangements and contractual obligations presented in "Operating and Financial Review―Contractual Obligations" and "Operating and Financial Review―Off-Balance-Sheet Arrangements and Contingent Liabilities".

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Operating and Financial Review

The following discussion and analysis should be read in conjunction with the rest of this Prospectus, including the Combined Financial Statements and the Interim Condensed Combined Financial Statements, including the notes thereto and the auditor's report thereon, which are included elsewhere in this Prospectus.

Except as otherwise stated, this Operating and Financial Review is based on the Combined Financial Statements and the Interim Condensed Combined Financial Statements. For a discussion of the presentation of the Company's historical financial information included in this Prospectus, see "Important Information―Presentation of Financial and Other Information".

The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's future results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, without limitation, those discussed in particular in the sections entitled "Risk Factors" and "Business" and elsewhere in this Prospectus. See "Important Information―Forward-Looking Statements" for a discussion of the risks and uncertainties related to those statements.

Overview

Description of the Company

The Company is a leading E&T company for the energy transition. The Company is positioned to play a critical role in assisting its clients work towards their net zero targets. Clients have to reconcile rising global demand for energy, increasingly stringent environmental and climate targets, rising social and political pressures and the need for affordable and reliable energy supply. The Company offers solutions to meet these challenges through its emerging clean energy technologies, its array of tools to lower traditional industries emissions, and its decarbonizing solutions for the global energy chain, all of which will allow its clients to diversify their offerings without diluting returns.

As one of the largest E&T companies by revenue, the Company offers what it characterizes as a full range of design and project development services to its customers spanning the downstream value chain, from early engagement technical consulting through final acceptance testing. The Company has adopted "Where energies make tomorrow" as its motto for communicating its expertise in natural gas as well as a in range of design, construction and industrial applications that the Company expects will become more prominent as the world transitions to a less carbon-intensive economy. The Company's core purpose is to combine its E&T capabilities to bring forth in new energy solutions and provide applications for the world's energy transition.

The Company's business focuses on the study, engineering, procurement, construction, and project management of the entire range of onshore and offshore facilities related to gas monetization, refining, and chemical processing from biofuels and hydrocarbons. The Company conducts large-scale, complex, and challenging projects often in environments with extreme climatic conditions. The Company relies on early engagement and front-end design as well as technological know-how for process design and engineering, either through the integration of technologies from its own proprietary technologies or through alliance partners. The Company seeks to integrate and develop advanced technologies and reinforce the Company's project execution capabilities.

The Company also provides support services to other critical industries, such as life sciences, renewables, mining and metal and nuclear.

The Company believes that it is differentiated from its competitors by its ability to offer clients a comprehensive portfolio of technologies, products, projects, and services. The Company's capabilities span from feasibility studies, consulting services, process technology know-how, proprietary equipment, and project management to full engineering and construction. The Company supports gas monetization, ethylene, hydrogen, refining, petrochemicals and polymers, fertilizers, and other activities. The Company's expertise in integrating process technologies, either proprietary or from third-party licensors, fosters early project engagement, with a significant impact on project economics.

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The Company partners with some of the world's most well-known players in oil and gas for technologies, equipment, and construction worldwide. Additionally, the Company's project management consulting services leverage its expertise in the management of complex projects to the benefit of its clients.

Executive Overview

When determining its overall strategy, the Company focuses on economic- and industry-specific drivers and key risk factors affecting its business as it formulates its strategic plans and make decisions related to allocating capital and human resources. The results of the Company's business are primarily driven by changes in capital spending by oil and gas companies, which largely depend upon current and anticipated future crude oil and natural gas demand, production volumes, and consequently, commodity prices. The Company uses crude oil and natural gas prices as an indicator of demand. Additionally, the Company uses both onshore and offshore rig count as an indicator of demand, which consequently influences the level of worldwide production activity and client spending decisions. These factors include risks associated with the global economic outlook, product obsolescence and the competitive environment. The Company addresses these risks in its business strategies, which incorporate continuing development of leading edge technologies and cultivating strong customer relationships.

As the Company evaluates its operating results, it considers business performance indicators like revenue, operating profit and capital employed, in addition to the level of inbound orders and order backlog. A significant proportion of the Company's revenue is recognized under the percentage of completion method of accounting. Cash receipts from such arrangements typically occur at milestones achieved under stated contract terms. Consequently, the timing of revenue recognition is not always correlated with the timing of customer payments. The Company aims to structure its contracts to receive advance payments that it typically uses to fund engineering efforts and inventory purchases.

While the price of crude oil has stabilized somewhat during the second half of 2020, the price is still down more than 30% since the start of 2020, primarily due to excess market supply as a result of COVID-19. While demand destruction related to the COVID-19 pandemic continued throughout 2020, the short-term outlook for crude oil has improved as the OPEC+ countries adapt to the oversupplied market. Long-term demand is still forecasted to rise, and the Company believes this outlook will ultimately provide its customers with the confidence to increase investments in new sources of oil and natural gas production. The Company continues to believe that offshore and deepwater developments will remain a significant part of its customers' portfolios in the long-term. The Company's strong positioning in transition fuels, such as natural gas, will also allow it to play a key role in the energy transition markets.

Onshore market activity continues to provide a tangible set of opportunities, particularly for natural gas monetization projects, as natural gas and renewables continue to take a larger share of global energy demand. Despite more recent softness in the spot price for LNG, the long-term outlook continues to remain strong, given the role of natural gas as a critical energy transition fuel. The market experienced a record level of new capacity final investment decisions in 2019, significantly benefitting the Company. The Company is confident that new LNG investments will continue in the near and intermediate term.

As an industry leader, the Company is well positioned for the growth in new liquefaction and regasification capacity as well as opportunities in biofuels, green chemistry, and other energy alternatives. For example, the Company is actively engaged in several LNG FEED studies across multiple geographies. These FEED studies provide a platform for early engagement with clients and can significantly de-risk project execution while also supporting the Company's pursuit of the EPC contract. Additionally, the Company continues to selectively pursue refining, petrochemical, fertilizer and renewables project opportunities in the Middle East, Africa, Asia, and North American markets.

Offshore market activity is expected to benefit in the near-term as macro conditions continue to support the international growth cycle, resulting in increased activity in offshore and deepwater exploration and development. Recent discoveries of offshore fields with reserves in regions such as Brazil, Australia, and East Africa are expected to become drivers of increased investment. In the long-term, gas is expected to become a bigger portion of the global energy mix, requiring new investments in the upstream industry.

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Basis of Preparation

The Technip Energies Business did not form a separate legal group of companies in all periods presented. As a result, the Combined Financial Statements and the Interim Condensed Combined Financial Statements are derived (carved out) from the TechnipFMC IFRS consolidated financial statements and accounting records, as well as those of its legacy companies for periods prior to the completion of the Merger in January 2017. The Combined Financial Statements and the Interim Condensed Combined Financial Statements include the assets and liabilities within TechnipFMC subsidiaries in such historical periods that are attributable to the Technip Energies Business and exclude the assets and liabilities within Technip Energies subsidiaries in such historical periods not attributable to the Technip Energies Business. The Combined Financial Statements and the Interim Condensed Combined Financial Statements include charges and allocation of expenses related to certain TechnipFMC business support functions including human resources operations, real estate and facility services, including site security and executive protection, procurement, IT, commercial support services and financial reporting and accounting operations. In addition, allocations were made for TechnipFMC corporate general and administration functions in the areas of corporate governance, including board of directors and other corporate functions, such as tax, corporate governance and listed company compliance, investor relations, internal audit, treasury and communications functions.

The preparation of combined carve-out financial statements requires management to make certain estimates and assumptions including in relation to TechnipFMC legacy companies from the periods prior to the completion of the Merger in January 2017, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as expenses. Actual outcomes and results could differ from those estimates and assumptions. Management believes that the allocation methodology used was reasonable and all allocations have been performed on a basis that reasonably reflects the services received by the Company, the cost incurred on behalf of the Company and the assets and liabilities of the Company. Although the Combined Financial Statements and the Interim Condensed Combined Financial Statements reflect management's best estimate of all historical costs related to the Company, this may not reflect what the results of operations, financial position or cash flows of the Company would have been had the Company operated as an independent, publicly traded company for the periods presented, nor the future actual expenses and results of the Company on an independent basis following the completion of the spin-off. Management has deemed that it is impracticable to estimate the actual costs that would have been incurred if Technip Energies had been an independent standalone company.

For further information on the basis of preparation of the Combined Financial Statements see Note 1 to the Combined Financial Statements included elsewhere in this Prospectus.

Items That Should Be Considered When Evaluating the Company's Combined Financial Statements and Assessing Its Future Prospects

The Company's results of operations, financial position and cash flows could differ from those that would have resulted if the Company operated autonomously or as an entity independent of TechnipFMC in the periods for which the Combined Financial Statements are included in this Prospectus, and such information may not be indicative of Technip Energies' future operating results or financial performance. As a result, investors should consider the following facts when evaluating the Company's historical results of operations and assessing its future prospects:

•	IFRS does not provide guidelines for the preparation of combined historical financial information, or for the specific accounting treatment set out below. Accordingly, in preparing the combined historical financial information, certain accounting conventions commonly used for the preparation of combined historical financial information have been applied. The term "combined financial statements" is used when referring to financial information prepared by aggregating financial statements of segments, separate entities or components of groups that fail to meet the definition of a "group" under IFRS 10 "Consolidated financial statements". A key assumption underlying the preparation of combined financial statements is that there is a binding element for the economic activities throughout the period. That binding element is not necessarily direct legal ownership, although common control is present. The Combined Financials Statements have been prepared by aggregating the financial information of the Technip Energies Business that is bound together by common control but is not a legal group.

•	In the Combined Financial Statements, the book value accounting approach (predecessor accounting method) has been applied in accordance with the principles for business combinations under common control. The Combined Financial Statements present the TechnipFMC's companies and the business activities allocated to Technip Energies business in the manner in which they were included in the IFRS consolidated financial statements of TechnipFMC in the past.

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•	The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as the income and the expenses. In particular, due to the fact that the presented Combined Financial Statements have been carved out from TechnipFMC IFRS consolidated financial statements and those of its legacy companies, actual outcomes and results have differed from those estimates and assumptions as indicated under the caption "Critical Accounting Policies and Estimates" if the Technip Energies Business had been operating as a stand-alone business. See also Note 3 to the Combined Financial Statements included elsewhere in this Prospectus.

•	Historically, corporate expenses were allocated between the business segments of TechnipFMC. This was not adjusted or modified during the carve-out financial preparation process. Unallocated corporate expenses (i.e., expenses reported in the Corporate Segment for TechnipFMC) were reviewed and analyzed during the carveout preparation process. Corporate expense items like foreign exchange gains and losses, integration and restructuring expenses, pension and benefit costs directly attributable to TechnipFMC or Technip Energies, were attributed on an item by item basis. When this individual attribution was not possible, for example for corporate management and corporate finance costs, the percentage of external revenue contribution of the businesses was used as the most representative measure for allocation. The amount of corporate expenses allocated to the Company by using the revenue percentage method was EUR 110.5 million, EUR 58.1 million and EUR 67.2 million for the financial years ended on 31 December 2017, 2018 and 2019, respectively on a total allocation of EUR 171.8 million, EUR 314.7 million and EUR 322.8 million for the financial years ended on 31 December 2017, 2018 and 2019, respectively. The reduction of this allocation is primarily due to a larger amount of expenses allocated on an item by item basis.

Yamal LNG accounting

The Company has established various contract entities, along with its partners (the "Yamal Joint Venture Partners"), to execute the design, engineering and construction of the Yamal LNG project (the "Yamal Entities"), which is the world's largest onshore project located beyond the Arctic Circle in Russia. The project is designed to produce 16.5 million metric tonnes per annum ("Mtpa") of LNG and 1.2 Mtpa of gas condensate for a joint venture, a majority of which is held by the Company's client, Novatek, a Russian oil and gas company listed on the Russian Stock Exchange.

In the fourth quarter of 2016, the Company obtained a voting control interest in the Yamal Entities. Prior to the amendments of the contractual terms that provided the Company with a voting control interest, the Company accounted for these entities under the equity method of accounting based on its previously held interests in each of these entities.

As of 31 December 2016, total assets, liabilities and equity related to these entities were consolidated in the Company's combined statement of financial position and the Company's results of operations for the years beginning on 1 January 2017 and 2018 reflect the consolidated results of operations related to these entities.

Because the Company strives to be in a net cash position as well as manage its contracts through the best estimate of potential contingencies, its projects generally operate with a net contract liability throughout most of the project lifecycle – with the contract liability for a project being eliminated by completion of performance or through effective project execution that allows the Company to release contingencies as projects conclude. When a contingency is released or the cost to perform is less than anticipated, the contract liability is extinguished and project profit is generated. Once the Yamal joint venture determines that some of the contract liability should be paid out as partner dividends, the Yamal joint venture records this as a mandatorily redeemable financial liability ("MRL") for the total dividend payment to other Yamal Joint Venture Partners. The MRL is then reduced when the Yamal joint venture pays dividends to the Yamal Joint Venture Partners, including the Company. On the Adjusted balance sheet presentation, since Company is booking its proportionate share of Yamal Entities, the MRL does not need to be recognized.

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Because the Company consolidated the total results of the Yamal Entities (rather than just accounting for its interest in the Yamal Entities) beginning at the fourth quarter of 2016, the Company was required to record an MRL to account for the fair value of the Yamal Joint Venture Partners' non-controlling interests in the equity of the Yamal Entities – representing the Company's obligation to transfer a portion of the equity to them through dividend payments. As further explained in Note 20 of the Combined Financial Statements, EUR 58.1 million of the EUR 260.1 million MRL was recorded as other current liabilities as of 31 December 2017.

This MRL is periodically revalued to its fair value, in order to reflect current expectations about the future dividend payment obligation to the Yamal Joint Venture Partners based on the revised profitability estimates of the project. Changes in the fair value of the MRL are recorded as interest expense on the consolidated statements of income.

Factors Affecting Comparability of Results of Operations

Recent significant transactions

The comparability of the year-to-year results of the Company's operations can be significantly affected by acquisitions and divestments and other transactions. The transactions of significance during 2020, 2019, 2018 and 2017 are described below.

Significant Transactions in 2020

On 7 October 2020, the Company signed a Memorandum of Understanding with McPhy Energy S.A. ("McPhy"), a leading manufacturer and supplier of carbon-free hydrogen production and distribution equipment, pursuant to which the Company and McPhy will jointly work on technology development and project implementation. On 14 October 2020, the Company purchased 638,297 shares of McPhy, representing a 2.29% capital interest in McPhy, for aggregate consideration of EUR 15 million as part of a private placement offering by McPhy. Pursuant to the share subscription agreement executed by the Company and McPhy in connection with such private placement, the Company will receive representation on McPhy's Board of Directors, subject to approval at the next general meeting of McPhy's shareholders, which is expected to be held on or before 31 January 2021.

Significant Transactions in 2019

On 25 June 2019, TechnipFMC announced a global resolution to pay a total of $301.3 million to the U.S. Department of Justice ("DOJ") and the Brazilian authorities (the Federal Prosecution Service ("MPF"), the Comptroller General of Brazil ("CGU") and the Attorney General of Brazil ("AGU")) to resolve certain anti-corruption investigations, of which $281.3 million is related to the Technip Energies Business. See "Business—Legal and Arbitration Proceedings".

Significant Transactions in 2018

In April 2018, the Company acquired the EPICEROL technology from Solvay to expand its sustainable chemistry portfolio. This technology converts glycerin to epichlorohydrin in an energy efficient and economical way to traditional fossil feedstock-based technologies. The process technology operating center in Lyon, France is hosting, marketing, and further developing the technology.

On 14 May 2018, the Company increased its equity participation in Badger Licensing LLC by acquiring remaining ownership from ExxonMobil. A net gain before tax of EUR 6.3 million was recorded in the year ended 31 December 2018.

On 18 July 2018, the Company entered into a share sale and purchase agreement with POC Holding Oy to sell 100% of the outstanding shares of Technip Offshore Finland Oy. The total gain before tax recognized in the year ended 31 December 2018 was EUR 23.6 million.

As relates to investigations concerning certain projects in Brazil and in France discussed above, a litigation provision of $260.0 million (EUR 220.8 million) was booked for the year ended 31 December 2018 due to the progression of settlement negotiations to resolve the investigation into historical conduct by the regulatory authorities. See "Business—Legal and Arbitration Proceedings".

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Significant Transactions in 2017

The Merger was completed on 16 January 2017 and TechnipFMC began operating as a unified, combined company trading on the NYSE and on Euronext Paris under the symbol "FTI". As a result of the Merger, Loading Systems, a legacy FMC Technologies business, was consolidated in the Company.

Alternative Performance Measures – Definitions

Certain parts of this Prospectus contain the following non-IFRS financial measures: Adjusted Revenue, Adjusted Recurring EBIT, Adjusted Recurring EBITDA, Adjusted net (debt) cash, Adjusted Order Backlog, and Adjusted Order Intake, which are not recognized as measures of financial performance or liquidity under IFRS and which the Company considers to be APMs.

The APMs presented are not measures of financial performance under IFRS, but measures used by management to monitor the underlying performance of the Company's business and operations and, accordingly, they have not been audited or reviewed. Further, they may not be indicative of the Company's historical operating results, nor are such measures meant to be predictive of the Company's future results. These APMs are presented in this Prospectus because management considers them important supplemental measures of the Company's performance and believes that similar measures are widely used in the industry in which the Company operates as a means of evaluating a company's operating performance and liquidity. The Company plans to publish the APMs presented in this Prospectus in its future periodic financial information.

However, not all companies calculate APMs in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the APMs contained in this Prospectus and they should not be considered as a substitute for revenue, operating profit for the year, cash flow or other financial measures computed in accordance with IFRS.

The presentation of the APMs in this Prospectus should not be construed as an implication that the Company's future results will be unaffected by exceptional or non-recurring items.

The APMs should be considered together with the Combined Financial Statements. For reconciliations of these APMs to their most directly comparable IFRS measures, see "—Alternative Performance Measures—Analysis" below.

The APMs are determined by integrating line by line for their respective share incorporated construction project entities that are not fully owned by the Company, as follows:

•	Jointly controlled entities or equity affiliates accounted for under the equity method under IFRS, are contributing line by line at their respective proportionate share, reflecting the portion owned by the Company. Over the periods presented in this Prospectus, the entities for which adjustments are performed are ENI CORAL FLNG and BAPCO Sitra Refinery. The entities are accounted for under the equity method under IFRS and are included line by line at 50% and 36%, respectively, proportionally to the Company's share. From 2019, the joint-venture related to the In-Russia construction and supervision scope of Arctic LNG 2 is accounted for under the equity method under IFRS and the Company's 33.3% proportional share is consolidated in the applicable line items. From 2020, the limited value engineering scope of the Rovuma project is accounted for under the equity method under IFRS and the Company's 33.3% proportional share is consolidated in the applicable line items.

•	Controlled entities fully consolidated under IFRS and where non-controlling interests exceed 25% are contributing proportionally in the APMs to reflect the Company's share in these entities. As of and for all the periods presented in this Prospectus, an adjustment is performed for Yamal LNG, which is included line by line at 50%, proportionally to the Company's share, whereas under IFRS the entity is fully consolidated over these periods.

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Each of the APMs is defined below:

•	Adjusted Revenue: Adjusted Revenue represents the revenue recorded under IFRS as adjusted according to the method described above. For the periods presented in this Prospectus, the Company's proportional share of joint venture revenue from the following projects was included: the revenue from ENI CORAL FLNG and Yamal LNG is included at 50%, the revenue from BAPCO Sitra Refinery is included at 36% and, from 2019, the revenue from the in-Russia construction and supervision scope of Arctic LNG 2 is included at 33.3%. The Company believes that presenting the proportionate share of its joint venture revenue in its construction projects carried out in joint arrangements enables management and investors to evaluate the performance of the Company's core business period-over-period by assisting them in understanding the activities actually performed by the Company regarding these projects.

•	Adjusted Recurring EBIT: Adjusted Recurring EBIT represents the profit before financial expense, net and income taxes recorded under IFRS as adjusted to reflect line-by-line for their respective share incorporated construction project entities that are not fully owned by the Company (according to the method described above) and restated for the following items considered as non-recurring: (i) restructuring expenses, (ii) merger transaction and integration costs incurred in the context of the merger between Technip and FMC Technologies and (iii) significant litigations costs that have arisen outside of the course of business in particular related to the investigation by the DOJ and by Brazilian authorities. The Company believes that the exclusion of these expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company's operations and combined results of operations period-over-period, and to identify operating trends that could otherwise be masked or misleading to both investors and management by the excluded items.

•	Adjusted Recurring EBITDA: Adjusted Recurring EBITDA corresponds to the Adjusted Recurring EBIT as detailed above after deduction of the depreciation and amortization as adjusted to reflect their respective share of incorporated construction project entities that are not fully owned by the Company (according to the method described above). The Company believes that the exclusion of the depreciation and amortization from the Adjusted Recurring EBIT enables investors and management to identify directly the trend related to the operations that could otherwise be masked by a non-operating change in depreciation and amortization, such as the depreciation of rights of use booked following the first application of the new IFRS 16 standard from 2019.

•	Adjusted net (debt) cash: Adjusted net (debt) cash reflects cash and cash equivalents, net of debt (including short-term debt and loans due to/due from TechnipFMC), both as adjusted according to the method described above. Management uses this APM to evaluate the Company's capital structure and financial leverage. The Company believes Adjusted net debt (if debtor), or Adjusted net cash (if creditor), is a meaningful financial measure that may assist investors in understanding the Company's financial condition and recognizing underlying trends in its capital structure. Adjusted net (debt) cash should not be considered an alternative to, or more meaningful than, cash and cash equivalents as determined in accordance with IFRS or as an indicator of the Company's operating performance or liquidity.

•	Adjusted Order Backlog: Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the relevant reporting date. Adjusted Order Backlog takes into account the Company's proportionate share of order backlog related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery and, from 2019, Arctic LNG 2 for the In-Russia construction and supervision scope and the joint-venture Rovuma at 33.3%) and restates the share of order backlog related to non-controlling interests of Yamal LNG. The Company believes that the Adjusted Order Backlog enables management and investors to evaluate the level of the Company's core business forthcoming activities by including its proportionate share in the estimated sales coming from construction projects in joint arrangements.

•	Adjusted Order Intake: Order intake corresponds to signed contracts which have come into force during the reporting period. Adjusted Order Intake adds the proportionate share of orders signed related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery and, from 2019, Arctic LNG 2 for the In-Russia construction and supervision scope and the joint-venture Rovuma at 33.3%) and restates the share of order intake attributable to the non-controlling interests of Yamal LNG. This financial measure is closely connected with the Adjusted Order Backlog in the evaluation of the level of the Company's forthcoming activities by presenting its proportionate share of the contracts which came into force during the period that will be performed by the Company.

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Components of Results of Operations

Revenue

As further detailed in the section entitled "Business" in this Prospectus, the Company's principal products and services can primarily be categorized as either Project Delivery activities or Technology, Products and Services activities. Prior to the spin-off, these activities were primarily managed through TechnipFMC's Technip Energies business segment. The categorization of the Company's principal products and services activities as either Project Delivery activities or as Technology, Products and Services activities is consistent with historical internal reporting and the way that operating decisions related to allocation of resources and assessment of performance were made by TechnipFMC from 2016 to 2020.

The Company's Projects Delivery business provides comprehensive EPC delivery capability globally. The Company's key capabilities leverage its operational and technical excellence as a global provider of EPC for onshore oil and gas; LNG, gas-to-liquids ("GTL"), oil refining; ethylene; petrochemicals; chemicals; fertilizers; and offshore oil and gas (shallow-water, deep-water) with floating solutions (floating production units, floating production storage and offloading ("FPSO"), floating liquefied natural gas ("FLNG") and floating storage regasification units).

The activities within the Company's Technology, Products and Services businesses are more versatile, combining proprietary technologies with associated licensing fees and equipment such as LNG Loading Arms and associated knowledge-based services into a global business for ethylene, refining, petrochemicals, inorganic and specialty chemicals as well as gas monetization. From technology definition, early engagement through scope definition, advanced technologies and project lifecycle support, the Company works closely with customers to provide the optimal approach to maximize their return on investment. Consulting and services may be provided under the Company's specialist consulting brand, Genesis, or through the Company's project management consulting or engineering services business lines.

Cost of sales

The principal components of the Company's cost of sales include: (i) contract procurement and sub-contract costs, (ii) staff costs on contracts, including salaries, bonuses, benefits and share-based compensation expense and facilities costs, and (iii) rental, utilities and maintenance costs.

Selling, general and administrative expense

Selling expenses primarily consist of costs incurred to win a contract including commercial teams costs, studies for the bidding process, tender preparation costs and advertising expenses.

General and administrative expenses consist mainly of salaries, bonuses, benefits and share-based compensation expense for the Company's management and administrative employees, professional services fees, office facilities and other support overhead costs.

Research and development expense

Research and development expenses include direct personnel, material, and service costs as well as certain indirect and other costs incurred in research and development activities.

Impairment, restructuring and other expenses (income)

Impairment, restructuring and other expenses primarily consist of costs incurred in connection with the implementation of restructuring plans to reduce costs and better align its workforce with anticipated activity levels.

Merger transaction and integration costs

Merger transaction and other expenses are related to integration activities pertaining to combining the two legacy companies (Technip and FMC Technologies) and other acquisitions during the relevant periods. These costs are non-recurring.

Other income (expense), net

Other income (expense), net, mostly reflects foreign currency gains and losses, including gains and losses associated with the remeasurement of net cash positions.

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Income from equity affiliates

Income from equity affiliates reflects the Company's percentage share of operating results from equity method investments. This typically represents a portion of project revenue for those projects that the Company performs as part of a joint venture and where it is a minority participant in the project joint venture.

Financial income (expense), net

Financial income (expense), net, mainly includes revaluation of Yamal Joint Venture Partners' MRL based on revised profitability estimates of the project. To a lesser extent, financial income (expense), net also comprises net proceeds from deposits of cash and cash equivalents as well as foreign gains and losses.

Provision for income taxes

Provision for income taxes reflects management's best assessment of estimated future taxes to be paid, including current and deferred income taxes.

The Company's effective tax rate can fluctuate depending on the applicable country's mix of earnings, which may change based on changes in the jurisdictions in which the Company operates.

Net profit (loss)

In regards to net profit (loss) attributable to Technip Energies, the Company recorded a legal provision of EUR 220.8 million in 2018 related to a DOJ investigation into offshore platform projects awarded between 2003 and 2007 executed in Brazil by a joint venture company in which the Company was a minority participant, and also certain other projects performed by the members of the Technip Energies Group in Brazil between 2002 and 2013. This provision, as discussed in "Business―Legal and Arbitration Proceedings", was the primary driver of the net loss recognized in 2018, and was partially offset by the release of project contingencies associated with reaching key milestones. The increase in net profit in 2019 was a result of the aforementioned non-recurring legal provision recorded in 2018 coupled with solid execution on key projects which neared completion. Additional detail on the projects driving changes in revenue in both 2019 and 2018 is further discussed in "―Results of Operations".

Results of Operations

The tables below set out the results of operations of the Company for the six months ended 30 June 2020 and 2019 and the years ended 31 December 2017, 2018 and 2019.

	Six Months Ended 30 June
(In EUR millions)	2020	2019

Revenue	2,829.4	2,594.5
Costs and expenses:
Cost of sales	2,290.8	1,996.8
Selling, general and administrative expense	205.0	196.7
Research and development expense	20.4	16.2
Impairment, restructuring and other expenses (income)	35.8	17.3
Merger transaction and integration costs	—	10.5
Total costs and expenses	2,552.0	2,237.5
Other income (expense), net	(23.8)	(42.7)
Income from equity affiliates	5.0	1.7
Profit (loss) before financial expense, net and income taxes	258.6	316.0
Financial income	13.5	39.1
Financial expense	(88.6)	(208.9)
Profit (loss) before income taxes	183.5	146.2
Provision for income taxes	68.5	80.0
Net profit (loss)	115.0	66.2
Net (profit) loss attributable to noncontrolling interests	(4.7)	0.2
Net profit (loss) attributable to owners of the Technip Energies group	110.3	66.4

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	Year ended 31 December
(In EUR millions)	2019	2018	2017
Revenue	5,768.7	5,365.2	7,229.2

Costs and expenses:
Cost of sales	4,518.0	4,410.9	6,233.1
Selling, general and administrative expense	406.9	382.4	392.4
Research and development expense	42.0	26.8	31.9
Impairment, restructuring and other expenses (income)	77.6	11.3	48.0
Merger transaction and integration costs	15.2	15.4	26.2
Total costs and expenses	5,059.7	4,846.8	6,731.6

Other income (expense), net	(38.7)	(233.8)	(18.5)
Income from equity affiliates	2.9	28.7	0.7
Profit (loss) before financial expense, net and income taxes	673.2	313.3	479.8
Financial income	65.2	71.0	58.9
Financial expense	(400.0)	(279.5)	(264.7)
Profit (loss) before income taxes	338.4	104.8	274.0
Provision for income taxes	185.2	190.4	215.7
Net profit (loss)	153.2	(85.6)	58.3
Net (profit) loss attributable to noncontrolling interests	(6.9)	0.2	0.3
Net profit (loss) attributable to owners of the Technip Energies group	146.3	(85.4)	58.6

Six months ended 30 June 2020 compared to six months ended 30 June 2019

Revenue

The Company's revenue increased by 9.1%, or EUR 234.9 million, to EUR 2,829.4 million for the six months ended 30 June 2020 from EUR 2,594.5 million for the six months ended 30 June 2019.

The contribution from YAMAL LNG to the Company's revenues decreased as compared to the six months ended 30 June 2019 as a result of the project nearing completion. The decrease was more than offset by increasing revenue contributions from the main EPC projects signed in 2019, notably ARCTIC LNG 2, BP Tortue Gas FPSO, Exxon Beaumont Refinery Expansion Project and from the MIDOR refinery extension and modernization project.

	Six Months Ended 30 June
(In EUR millions)	2020	2019	change
Project Delivery	2,270.7	1,975.5	14.9%
Technology, Products and Services	558.7	619.0	(9.7)%
Total Revenue	2,829.4	2,594.5	9.1%

Project delivery benefits from the ramp-up of the EPC contracts signed in 2019 as described above.

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The revenue decrease in Technology, Products and Services was mainly driven by certain historical furnaces technology contracts nearing completion. It was partially offset by the diversification of new technologies and competencies in renewable technologies, including revenues relating to the Company's Neste Singapore Renewable Products Expansion Project and services relating to the Company's Biomass-to-Liquid (BTL) projects in Sweden & Finland.

	Six Months Ended 30 June
(In EUR millions)	2020	2019	change
Europe & Russia	1,141.1	1,145.8	(0.4)%
Asia Pacific	494.9	501.1	(1.2)%
Africa & Middle East	622.7	571.8	8.9%
Americas	570.7	375.8	51.9%
Total Revenue	2,829.4	2,594.5	9.1%

The decrease in Asia Pacific revenues by 1.2%, or EUR 6.2 million, to EUR 494.9 million corresponds to the completion of the Prelude FLNG project.

Africa & Middle East revenues increased by 8.9%, or EUR 50.9 million, to EUR 622.7 million mainly due to the ramp-up of the MIDOR refinery extension and modernization project. This was partially offset by the ENOC-Jebel Ali project in the Middle East nearing completion and a lower revenue contribution from the Karish FPSO project, which entered its final project phase with modules completed in the Singapore yard.

Americas revenues increased by 51.9%, or EUR 194.9 million, to EUR 570.7 million mainly driven by increase in revenues relating to the Exxon Beaumont Refinery Expansion Project.

Cost of sales

Cost of sales increased by 14.7%, or EUR 294.0 million, to EUR 2,290.8 million for the six months ended 30 June 2020 from EUR 1,996.8 million for the six months ended 30 June 2019. The increase is directly related to the evolution of the projects detailed above under "—Revenue".

Selling, general and administrative expense

Selling, general and administrative expense increased by 4.2%, or EUR 8.3 million, to EUR 205.0 million for the six months ended 30 June 2020 from EUR 196.7 million for the six months ended 30 June 2019 due to increased tendering activity, partially offset by the early effects of certain cost reduction initiatives implemented in the second quarter of 2020.

Research and development expense

Research and development expense increased by 25.9%, or EUR 4.2 million, to EUR 20.4 million for the six months ended 30 June 2020 from EUR 16.2 million for the six months ended 30 June 2019 due to increased work on technology developments and digital initiatives.

Impairment, restructuring and other expenses (income)

Impairment, restructuring and other expenses (income) increased by 106.9%, or EUR 18.5 million, to EUR 35.8 million for the six months ended 30 June 2020 from EUR 17.3 million for the six months ended 30 June 2019 primarily due to EUR 26.2 million of additional expenses related to impacts from COVID-19 partially offset by the implementation of certain cost reduction initiatives in April 2020.

The COVID-19 related expenses represent unplanned, one-off, incremental and non-recoverable costs incurred solely as a result of the pandemic situation, which would not have been incurred otherwise. No impairment was recorded as of 30 June 2020.

Merger transaction and integration costs

Merger transaction and integration costs decreased to EUR 0.0 million for the six months ended 30 June 2020 from EUR 10.5 million for the six months ended 30 June 2019 as all integration initiatives associated with the Merger were completed or stopped after the Company decided to suspend efforts to consummate the spin-off.

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Other income (expense), net

Other expense, net, decreased by 44.3%, or EUR 18.9 million, to EUR 23.8 million for the six months ended 30 June 2020 from EUR 42.7 million for the six months ended 30 June 2019. Other expense, net for the six months ended 30 June 2020 included Foreign Exchange loss of EUR 5.5 million and Financial Assets loss of EUR 14.4 million associated with the fair value depreciation of the Company's investment in Malaysia Marine and Heavy Engineering Holdings Berhad.

Income from equity affiliates

Income from equity affiliates increased by 194.1%, or EUR 3.3 million, to EUR 5.0 million for the six months ended 30 June 2020 from EUR 1.7 million for the six months ended 30 June 2019 due to increased contributions from the TP JGC Coral France SNC joint venture as the project progressed towards completion.

Financial income (expense), net

Financial expense, net decreased by 55.8%, or EUR 94.7 million, to EUR 75.1 million for the six months ended 30 June 2020 from EUR 169.8 million for the six months ended 30 June 2019 primarily due to revaluation of the Yamal Joint Venture Partners' MRL as the profitability of the Yamal LNG project declined in 2020.

Provision for income taxes

Provision for income taxes decreased by 14.4%, or EUR 11.5 million, to EUR 68.5 million for the six months ended 30 June 2020 from EUR 80.0 million for the six months ended 30 June 2019.

The provision for income taxes for the six months ended 30 June 2020 and 2019 reflected effective tax rates of 37.3% and 54.7%, respectively. This decrease was due to the combined effects of the decrease in the French income tax standard rate (from 34.43% to 32.02%) and a favorable mix of forecasted earnings with a decrease of non-deductible provisions, as well as tax contingencies.

The effective tax rate can fluctuate depending on the breakdown of the countries from which the Company sources earnings. As a result, the foreign earnings of the Company are generally subject to different tax rates than the rate applicable in France.

Year ended 31 December 2019 compared to year ended 31 December 2018

Revenue

Revenue increased by 7.5%, or EUR 403.5 million, to EUR 5,768.7 million for the year ended 31 December 2019 from EUR 5,365.2 million for the year ended 31 December 2018.

During the year ended 31 December 2019, the Company recognized changes in contract estimates, primarily due to releases of contingencies related to technical risks in its projects, which reduced the estimated cost at completion of the impacted projects, resulting in an increase in revenue recognized. The changes in contract estimates that had an impact on its margin in the amount of EUR 712.0 million in 2019 are attributed to better than expected performance results throughout the execution of the Company's projects, notably for Yamal LNG, the ENI Ghana onshore receiving facility and the Petronas Rapid projects.

The increase was primarily driven by Project Delivery activities as set forth in the following table presenting the Company's revenue by activities for the years ended 31 December 2019 and 2018:

	Year ended 31 December
(In EUR millions)	2019	2018	change

Project Delivery	4,565.5	4,221.6	8.1%
Technology, Products and Services	1,203.2	1,143.6	5.2%
Total Revenue	5,768.7	5,365.2	7.5%

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Project Delivery revenues increased by 8.1% primarily due to new projects ramping-up in 2019, notably ARCTIC LNG 2, partially offset by the decreasing revenue contribution from Yamal LNG.

The increase in Technology, Products and Services is primarily driven by an increase in the Company's Process Technology centers in Houston and Claremont with the ramping-up of key projects.

In terms of geographic location, the increase in revenue is primarily attributable to the Africa & Middle East and Americas regions. The following table set forth the Company's revenue by geographic location for the years ended 31 December 2019 and 2018.

	Year ended 31 December
(In EUR millions)	2019	2018	change

Europe & Russia	2,603.9	2,907.7	(10.4)%
Asia Pacific	1,023.1	1,108.9	(7.7)%
Africa & Middle East	1,445.1	1,013.4	42.6%
Americas	696.6	335.2	107.8%
Total Revenue	5,768.7	5,365.2	7.5%

Americas revenues increased by 107.8%, or EUR 361.4 million, due to the Exxon Blade refinery project in the United States, as well as the contributions from Process Technology Furnace projects in North America.

Africa & Middle East revenues increased by 42.6%, or EUR 431.7 million, with the ramp-up of some major projects awarded in early 2019.

These increases were partially offset by a 10.4% decrease, or EUR 303.8 million, in Europe & Russia revenues, which is primarily due to Yamal LNG progressing towards completion.

Cost of sales

Cost of sales increased by 2.4%, or EUR 107.1 million, to EUR 4,518.0 million for the year ended 31 December 2019 from EUR 4,410.9 million for the year ended 31 December 2018. This decrease is directly related to the evolution of the projects detailed above under "—Revenue" with an incremental profitability of the project portfolio.

Selling, general and administrative expense

Selling, general and administrative expense increased by 6.4%, or EUR 24.5 million, year-over-year primarily as a result of increased selling and tendering activity resulting in a record 2019 Order Intake, as well as general administration costs.

Research and development expense

Research and development expense increased by 56.7%, or EUR 15.2 million, to EUR 42.0 million for the year ended 31 December 2019 from EUR 26.8 million for the year ended 31 December 2018. This increase is primarily due to the increase of digital initiatives following the Company's strategy and the purchase of the Chemetry technology in 2019.

Impairment, restructuring and other expenses (income)

Impairment, restructuring and other expenses (income) increased by EUR 66.3 million to EUR 77.6 million for the year ended 31 December 2019 from EUR 11.3 million for the year ended 31 December 2018. This increase is due to various additional expenses in 2019, of which EUR 36.7 million of separation costs in connection with the spin-off (legal, finance and consulting fees) and EUR 40.5 million of non-recurrent costs mainly due to the provision of old claims in the Middle East.

Merger transaction and integration costs

Merger transaction and integration costs remained relatively stable year-over-year with a EUR 0.2 million reduction, to EUR 15.2 million for the year ended 31 December 2019 from EUR 15.4 million for the year ended 31 December 2018.

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Other income (expense), net

Other expense, net, decreased by EUR 195.1 million to a net expense of EUR 38.7 million for the year ended 31 December 2019 from a net expense of EUR 233.8 million for the year ended 31 December 2018. This increase primarily resulted from the legal provisions recorded in the year ended 31 December 2018 in the amount of EUR 220.8 million compared to EUR 3.8 million of litigation costs in the year ended 31 December 2019. This decrease is partially offset by a EUR 6.3 million increase of net foreign exchange losses associated with the remeasurement of net cash positions and foreign currency derivatives.

Income from equity affiliates

Income from equity affiliates decreased by EUR 25.8 million, to EUR 2.9 million for the year ended 31 December 2019 from EUR 28.7 million for the year ended 31 December 2018. The decrease is primarily due to the non-recurrent income related to the joint ventures which have been closed during 2018, resulting from the reversal of the residual provisions and accrued expenses.

Financial income (expense), net

Financial expense, net increased by 60.6%, or EUR 126.3 million, from a net expense of EUR 208.5 million in 2018 to a net expense of EUR 334.8 million in 2019 primarily due to the increase of the revaluation of Yamal Joint Venture Partners' MRL as the profitability of the Yamal LNG project improved in 2019.

Provision for income taxes

Provision for income taxes decreased by 2.7%, or EUR 5.2 million, to EUR 185.2 million for the year ended 31 December 2019 from EUR 190.4 million for the year ended 31 December 2018. This decrease was due to the offsetting effects of an increase of profit before tax of EUR 233.6 million with profit before tax of EUR 338.4 million and EUR 104.8 million for the financial years ended on 31 December 2019 and 2018 respectively, and a decrease of non-deductible provisions as well as tax contingencies.

The Company's effective tax rate can fluctuate depending on the country mix of earnings, which may change based on changes in the jurisdictions in which the Company operates.

Year ended 31 December 2018 compared to year ended 31 December 2017

Revenue

Revenue decreased by 25.8%, or EUR 1,864.0 million, to EUR 5,365.2 million for the year ended 31 December 2018 from EUR 7,229.2 million for the year ended 31 December 2017.

During the year ended 31 December 2018, the Company recognized changes in contract estimates, primarily due to releases of contingencies related to technical risks in its projects, which reduced the estimated cost at the completion of the impacted projects, resulting in an increase in revenue recognized. The change in contract estimates that had an impact on its margin in the amount of EUR 322.1 million in 2018 are attributed to better than expected performance results throughout the execution of the Company's projects, notably for Yamal LNG, Shell Prelude and the Equinor Martin Linge projects.

The decrease was primarily driven by Project Delivery activities as set forth in the following table presenting the Company's revenue by activities for the years ended 31 December 2018 and 2017:

	Year ended 31 December
(In EUR millions)	2018	2017	change

Project Delivery	4,221.6	6,139.8	(31.2)%
Technology, Products and Services	1,143.6	1,089.4	5.0%
Total Revenue	5,365.2	7,229.2	(25.8)%

Project Delivery revenues decreased by 31.2% primarily due to Yamal LNG as well as projects in Europe and North America, that progressed towards completion. The decrease was partially offset by the Energean Karish project offshore Israel awarded in early 2018, and FEED work for the Arctic LNG 2 project.

80

Technology, Products and Services activities increased by 5.0%, with many awards in the Technology sector in 2018.

In terms of geographic location, the decrease in revenue is primarily attributable to the Europe & Russia region. The following table set forth the Company's revenue by geographic location for the years ended 31 December 2018 and 2017:

	Year ended 31 December
(In EUR millions)	2018	2017	change

Europe & Russia	2,907.7	4,957.9	(41.4)%
Asia Pacific	1,108.9	944.4	17.4%
Africa & Middle East	1,013.4	887.1	14.2%
Americas	335.2	439.8	(23.8)%
Total Revenue	5,365.2	7,229.2	(25.8)%

The decrease by 41.4%, or EUR 2,050.2 million, in Europe & Russia revenues was primarily due to Yamal LNG and Sibur-Zapsib projects in Russia, that progressed towards completion. To a lesser extent, Americas revenues decreased by 23.8%, or EUR 104.6 million, mainly due to the completion in early 2018 of the BP Juniper project in Trinidad & Tobago and the ramp-down of the SASOL LLCP project in the United States.

These decreases were partially offset by the increase by 17.4%, or EUR 164.5 million, and 14.2%, or EUR 126.3 million, in Asia Pacific and Africa & Middle East revenues, respectively.

Cost of sales

Cost of sales decreased by 29.2%, or EUR 1,822.2 million, to EUR 4,410.9 million for the year ended 31 December 2018 from EUR 6,233.1 million for the year ended 31 December 2017. This decrease is directly related to the evolutions of the projects detailed above under "—Revenue" with an incremental profitability of the project portfolio year-over-year notably for Yamal LNG project.

Selling, general and administrative expense

Selling, general and administrative expense decreased by 2.5%, or EUR 10.0 million, year-over-year primarily as a result of the change on EUR/USD exchange rate. This decrease is offset by the increase of overhead and allocated corporate costs as further explained above in the paragraph "—Items That Should Be Considered When Evaluating the Company's Combined Financial Statements".

Impairment, restructuring and other expenses (income)

Impairment, restructuring and other expenses (income) decreased by 76.5%, or EUR 36.7 million, year-over-year, primarily because the effort of combining Technip and FMC Technologies following the agreement entered into on 14 June 2016 was close to completion in 2018, resulting in a decrease in costs incurred between 2018 and 2017.

Merger transaction and integration costs

Merger transaction and integration costs decreased by 41.2%, or EUR 10.8 million, to EUR 15.4 million for the year ended 31 December 2018 from EUR 26.2 million for the year ended 31 December 2017, primarily due to integration activities pertaining to the Merger, even though these costs would not have occurred if the Company would have been operated as an independent, publicly traded company for the periods presented.

Other income (expense), net

Other income (expense), net, increased by EUR 215.3 million to a net expense of EUR 233.8 million for the year ended 31 December 2018 from a net expense of EUR 18.5 million for the year ended 31 December 2017. This increase primarily results from EUR 220.8 million in legal provisions recorded in the year ended 31 December 2018. For details, see Note 6 to the Combined Financial Statements included elsewhere in this Prospectus.

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Income from equity affiliates

Income from equity affiliates increased by EUR 28.0 million to EUR 28.7 million for the year ended 31 December 2018 from EUR 0.7 million for the year ended 31 December 2017. This increase is primarily due to the income from joint ventures that were wound down in 2018. The activities of these entities were completed during the previous years and the residual provisions or accrued expenses were therefore reversed in 2018.

Financial income (expense), net

Financial expense, net remained relatively stable with a decrease by 1.3%, or EUR 2.7 million, from a net expense of EUR 205.8 million in 2017 to a net expense of EUR 208.5 million in 2018.

Provision for income taxes

Provision for income taxes decreased by 11.7%, or EUR 25.3 million, to EUR 190.4 million for the year ended 31 December 2018 from EUR 215.7 million for the year ended 31 December 2017. This decrease was primarily due to the decrease in Profit (loss) before income taxes and the year-over-year change in the effective tax rate, from 79% in 2017 to 182% in 2018, mainly resulting from the impact of a non-deductible legal provision recorded in 2018.

The Company's effective tax rate can fluctuate depending on the applicable country's mix of earnings, which may change based on changes in the jurisdictions in which the Company operates.

Alternative Performance Measures – Analysis

Reconciliations with IFRS Combined Financial Statements

The following tables provide a reconciliation of the Company's combined statement of income and the combined statement of financial position as disclosed in the Combined Financial Statements prepared in accordance with IFRS and the statement of income determined on the adjusted basis used by the Company's management, see "—Alternative Performance Measures—Definitions". They are presented in order to fully understand the computation of the APMs analyzed below.

Adjustments consist in integrating line by line for their respective share incorporated construction project entities that are not fully owned by the Company, as follows:

•	ENI CORAL FLNG entity is included line-by-line at 50% and the related equity method impacts are cancelled. As a result, 50% of the revenue, income and expenses, assets and liabilities of ENI CORAL FLNG are added to the IFRS figures;

•	BAPCO Sitra Refinery entity is included line-by-line at 36% and the related equity method impacts are cancelled. As a result, 36% of the revenue, income and expenses, assets and liabilities of BAPCO Sitra Refinery are added to the IFRS figures;

•	Yamal LNG entity is integrated line-by-line at 50%. As Yamal LNG is fully consolidated, 50% of the revenue, income and expenses, assets and liabilities of Yamal LNG are deducted from the IFRS figures;

•	From 2019, the In-Russia construction and supervision scope of Arctic LNG 2 entity is included line by line at 33.3%, proportionally to the portion owned by the Company and the related equity method impacts are eliminated. As a result, 33.3% of the revenue, income and expenses, assets and liabilities of the In-Russia construction and supervision scope of Arctic LNG 2 are added to the IFRS figures; and

•	From 2020 ,the limited value engineering scope of the Rovuma project is included line by line at 33.3% proportionally to the portion owned by the Company and the related equity method impacts are eliminated. As a result, 33.2% of the revenue, income and expenses, assets and liabilities of the Rovuma project are added to the IFRS figures.

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Statements of Income

	Six Months ended 30 June 2020
(In EUR millions)	IFRS	Adjustments	Adjusted
Revenue (1)	2,829.4	181.7	3,011.1

Total Costs and expenses	2,552.0	231.5	2,783.5
Of which Depreciation and amortization	62.1	(10.0)	52.1
Other income (expense), net	(23.8)	(5.2)	(29.0)
Income from equity affiliates	5.0	(4.8)	0.2
Profit (loss) before financial expense, net and income taxes	258.6	(59.8)	198.8
Financial income (expense), net	(75.1)	74.3	(0.8)
Profit (loss) before income taxes	183.5	14.6	198.1
Provision for income taxes	68.5	(3.1)	65.4
Net profit (loss)	115.0	17.7	132.7
Attributable to:
Owners of the Technip Energies group	110.3	17.7	128.0
Noncontrolling interests	4.7	—	4.7

(1) Adjusted Revenue is detailed below. See "—Adjusted Revenue".

	Six Months ended 30 June 2019
(In EUR millions)	IFRS	Adjustments	Adjusted
Revenue (1)	2,594.5	(200.1)	2,394.4

Total Costs and expenses	2,237.5	(22.5)	2,215.0
Of which Depreciation and amortization	67.9	(18.9)	49.0
Other income (expense), net	(42.7)	(1.7)	(44.4)
Income from equity affiliates	1.7	(2.1)	(0.4)
Profit (loss) before financial expense, net and income taxes	316.0	(181.4)	134.6
Financial income (expense), net	(169.8)	184.9	15.1
Profit (loss) before income taxes	146.2	3.5	149.7
Provision for income taxes	80.0	(7.1)	72.9
Net profit (loss)	66.2	10.6	76.8
Attributable to:
Owners of the Technip Energies group	66.4	10.6	77.0
Noncontrolling interests	(0.2)	—	(0.2)

(1) Adjusted Revenue is detailed below. See "—Adjusted Revenue".

	Year ended 31 December 2019
(In EUR millions)	IFRS	Adjustments	Adjusted
Revenue (1)	5,768.7	(238.9)	5,529.8

Total Costs and expenses	5,059.7	156.8	5,216.5
Of which Depreciation and amortization	134.9	(37.9)	97.0
Other income (expense), net	(38.7)	(6.4)	(45.1)
Income from equity affiliates	2.9	(0.8)	2.1
Profit (loss) before financial expense, net and income taxes	673.2	(402.9)	270.3
Financial income (expense), net	(334.8)	354.0	19.2
Profit (loss) before income taxes	338.4	(48.9)	289.5
Provision for income taxes	185.2	(19.3)	165.9
Net profit (loss)	153.2	(29.6)	123.6
Attributable to:
Owners of the Technip Energies group	146.3	(29.6)	116.7
Noncontrolling interests	6.9	—	6.9

(1) Adjusted Revenue is detailed below. See "—Adjusted Revenue".

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	Year ended 31 December 2018
(In EUR millions)	IFRS	Adjustments	Adjusted
Revenue (1)	5,365.2	(898.1)	4,467.1

Total Costs and expenses	4,846.8	(634.3)	4,212.5
Of which Depreciation and amortization	29.9	(9.5)	20.4
Other income (expense), net	(233.8)	0.2	(233.6)
Income from equity affiliates	28.7	(9.7)	19.0
Profit (loss) before financial expense, net and income taxes	313.3	(273.3)	40.0
Financial income (expense), net	(208.5)	248.5	40.0
Profit (loss) before income taxes	104.8	(24.8)	80.0
Provision for income taxes	190.4	(23.6)	166.8
Net profit (loss)	(85.6)	(1.2)	(86.8)
Attributable to:
Owners of the Technip Energies group	(85.4)	(1.2)	(86.6)
Noncontrolling interests	(0.2)	—	(0.2)

(1) Adjusted Revenue is detailed below. See "—Adjusted Revenue".

	Year ended 31 December 2017
(In EUR millions)	IFRS	Adjustments	Adjusted
Revenue (1)	7,229.2	(1,986.9)	5,242,3

Total Costs and expenses	6,731.6	(1,717.3)	5,014.3
Of which Depreciation and amortization	42.7	(9.7)	33.0
Other income (expense), net	(18.5)	17.9	(0.6)
Income from equity affiliates	0.7	0.2	0.9
Profit (loss) before financial expense, net and income taxes	479.8	(251.5)	228.3
Financial income (expense), net	(205.8)	218.3	12.5
Profit (loss) before income taxes	274.0	(33.2)	240.8
Provision for income taxes	215.7	(5.5)	210.2
Net profit (loss)	58.3	(27.7)	30.6
Attributable to:
Owners of the Technip Energies group	58.6	(27.7)	30.9
Noncontrolling interests	(0.3)	—	(0.3)

(1) Adjusted Revenue is detailed below. See "—Adjusted Revenue".

Over the periods presented, adjustments mainly consisted in eliminating line-by-line 50% of the Yamal LNG statement of income, as the project was fully consolidated under IFRS as well as the recognition line-by-line of the Company's proportionate share of the Coral FLNG and BAPCO Sitra refinery projects. The main adjustments impacted the line items Revenue, Total costs and expenses and Financial income (expense), net.

Until end of 2019, the adjustments on the statements of income are primarily due to the Yamal LNG project. However, from 2019 adjustments related to the elimination line-by-line of 50% of the Yamal LNG project statement of income decreased as the project progressed to completion and to the recognition line-by-line of the Company's proportionate share of the Coral FLNG and BAPCO Sitra refinery projects as well as to the in-Russia construction and supervision scope of ARCTIC LNG 2 increased. For the six months ended 30 June 2020, the adjustments on Revenue, Total costs and expenses are primarily due to BAPCO Sitra refinery project and the adjustments on Financial income (expense), net, remained primarily due to the Yamal LNG project.

84

Between the six months ended 30 June 2019 and 2020, the adjustment on revenue changed from a reduction of revenues to an increase of revenues with a cumulated effect of EUR 381.8 million as the elimination of Yamal LNG revenues became lower than the addition of the proportionate share of revenues of the three other projects. The adjustment on the total costs and expenses evolved by a total of EUR 254.0 million resulting from the reduction of the activity of the Yamal LNG project as the project progressed toward completion, which was more than offset by the ramp-up of the BAPCO Sitra Refinery project as well as the in-Russia construction and supervision scope of ARCTIC LNG 2. However, as the profitability of the Yamal LNG project improved, the total costs and expenses decreased relatively faster than the revenue. The adjustment on financial income (expense) is mainly due to the mandatorily redeemable financial liability which is eliminated in the adjusted amount.

Between 2018 and 2019, the adjustment on revenue decreased by EUR 659.2 million and the adjustment on the total costs and expenses decreased by EUR 791.1 million resulting from the reduction of the activity of the Yamal LNG project as the project progressed toward completion, partly offset by the ramp-up of the BAPCO Sitra Refinery project. However, as the profitability of the Yamal LNG project improved, the total costs and expenses decreased relatively faster than the revenue. The adjustment on financial income (expense) is mainly due to the mandatorily redeemable financial liability which is eliminated in the adjusted amount.

Between 2017 and 2018, the adjustment on revenue decreased by EUR 1,088.8 million and the adjustment on the total costs and expenses lines decreased by EUR 1,083.0 million resulting from the stronger progress of the Yamal LNG project in 2017 than in 2018. However, as the profitability of the project improved with the progress to completion, the total costs and expenses decreased relatively faster than the revenue.

For the years ended 31 December 2018 and 2017, the adjustment on financial income (expense), net is relatively stable, from EUR 218.3 million in 2017 to EUR 248.5 million in 2018, and mainly resulted from the mandatorily redeemable financial liability which is eliminated in the adjusted amount.

The adjustments on the line Income from equity affiliates for the years ended 31 December 2018 and 2017 are related to the elimination of the equity method impacts accounted for under IFRS in connection with the projects ENI CORAL FLNG and BAPCO Sitra Refinery.

For explanations about year-by-year changes in statement of income as recorded under IFRS, see "―Results of Operations".

85

Statements of Financial Position

	As of 30 June 2020
(In EUR millions)	IFRS	Adjustments	Adjusted
Non-current assets(3)	2,909.9	(67.9)	2,842.0

Current assets	5,664.7	(84.4)	5,580.3
of which Cash and cash equivalents	3,672.2	(163.2)	3,509.0
of which Due from TechnipFMC	74.3	-	74.3
of which Trade receivables, net	942.2	47.1	989.3
of which Contract assets(2)	362.3	-	362.3
Total Assets	8,574.6	(152.4)	8,422.2

Invested Equity	2,017.6	(2.6)	2,015.0

Non-current liabilities	573.9	(115.0)	458.9

Current liabilities	5,983.1	(34.8)	5,948.3
of which Short-term debt	513.4	-	513.4
of which Due to TechnipFMC	279.7	-	279.7
of which Accounts payable, trade	1,139.2	252.7	1,391.9
of which Contract liabilities(2)	3,304.0	(216.5)	3,087.5
Total Liabilities and Invested equity	8,574.6	(152.4)	8,422.2
Other information:
net (debt) cash (1)	3,100.2	(163.3)	2,936.9

(1) Net (debt) cash based on the Combined Financial Statements is an APM and is computed as the net amount of Cash and cash equivalents, financial debt and loans due to/from TechnipFMC. Adjusted net (debt) cash is detailed below. See "Liquidity and Capital Resources—Alternative Performance Measures – Cash and liquidity—Adjusted net (debt) cash".

(2) As of 30 June 2020, the adjusted contract liability position of the Yamal LNG project was of EUR 489.9 million, representing 18% of the Net Contract liabilities and assets position.

(3) As of 30 June 2020, the Goodwill amounted to EUR 2,206.8 million of the EUR 2,909.9 million of Non-current assets, representing 76%. The Goodwill is not impacted by the adjustments presented in this section.

	As of 31 December 2019
(In EUR millions)	IFRS	Adjustments	Adjusted
Non-current assets(3)	2,962.8	(77.4)	2,885.4

Current assets	5,417.8	(441.9)	4,975.9
of which Cash and cash equivalents	3,563.6	(510.6)	3,053.0
of which Due from TechnipFMC	16.0	(3.9)	12.1
of which Trade receivables, net	928.5	60.6	989.1
of which Contract assets(2)	389.3	10.5	399.8
Total Assets	8,380.6	(519.3)	7,861.3

Invested Equity	1,784.4	(56.0)	1,728.4

Non-current liabilities	626.7	(94.0)	532.7

Current liabilities	5,969.5	(369.3)	5,600.2
of which Short-term debt	583.4	-	583.4
of which Due to TechnipFMC	24.9	(3.9)	21.0
of which Accounts payable, trade	1,199.3	209.9	1,409.2
of which Contract liabilities(2)	3,209.0	(460.5)	2,748.5
Total Liabilities and Invested equity	8,380.6	(519.3)	7,861.3
Other information:
net (debt) cash (1)	2,976.8	(510.6)	2,466.2

(1) Net (debt) cash based on the Combined Financial Statements is an APM and is computed as the net amount of Cash and cash equivalents, financial debt and loans due to/from TechnipFMC. Adjusted net (debt) cash is detailed below. See "Liquidity and Capital Resources—Alternative Performance Measures – Cash and liquidity—Adjusted net (debt) cash".

(2) As of 31 December 2019, the adjusted contract liability position of the Yamal LNG project was of EUR 564.9 million, representing 24% of the Net Contract liabilities and assets position.

(3) As of 31 December 2019, the Goodwill amounted to EUR 2,199.2 million of the EUR 2,962.8 million of Non-current assets, representing 74%. The Goodwill is not impacted by the adjustments presented in this section.

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	As of 31 December 2018
(In EUR millions)	IFRS	Adjustments	Adjusted
Non-current assets(2)	2,589.8	(65.3)	2,524.5

Current assets	5,529.5	(1,216.5)	4,313.0
of which Cash and cash equivalents	3,669.6	(1,200.1)	2,469.5
of which Due from TechnipFMC	23.8	—	23.8
of which Trade receivables, net	1,094.9	28.6	1,123.5
of which Contract assets	272.0	0.2	272.2
Total Assets	8,119.3	(1,281.8)	6,837.5

Invested Equity	1,718.7	12.1	1,730.8

Non-current liabilities	474.0	(209.7)	264.3

Current liabilities	5,926.6	(1,084.2)	4,842.4
of which Short-term debt	630.0	—	630.0
of which Due to TechnipFMC	116.2	—	116.2
of which Accounts payable, trade	1,132.3	(59.5)	1,072.8
of which Contract liabilities	2,945.0	(848.4)	2,096.6
Total Liabilities and Invested equity	8,119.3	(1,281.8)	6,837.5
Other information:
Net (debt) cash (1)	3,016.8	(1,200.1)	1,816.7

(1) Net (debt) cash based on the Combined Financial Statements is an APM and is computed as the net amount of Cash and cash equivalents, financial debt and loans due to/from TechnipFMC. Adjusted net (debt) cash is detailed below. See "Liquidity and Capital Resources—Alternative Performance Measures – Cash and liquidity—Adjusted net (debt) cash".

(2) As of 31 December 2018, the Goodwill amounted to EUR 2,178.4 million of the EUR 2,589.8 million of Non-current assets, representing 84%. The Goodwill is not impacted by the adjustments presented in this section.

	As of 31 December 2017
(In EUR millions)	IFRS	Adjustments	Adjusted
Non-current assets(2)	2,535.8	(58.7)	2,477.1

Current assets	6,064.9	(1,534.3)	4,530.6
of which Cash and cash equivalents	4,058.7	(1,377.6)	2,681.1
of which Due from TechnipFMC	24.2	—	24.2
of which Trade receivables, net	660.4	46.0	706.4
of which Contract assets	444.0	1.1	445.1
Total Assets	8,600.7	(1,593.0)	7,007.7

Invested Equity	2,231.6	(45.8)	2,185.8

Non-current liabilities	439.0	(202.3)	236.7

Current liabilities	5,930.1	(1,344.9)	4,585.2
of which Short-term debt	718.3	—	718.3
of which Due to TechnipFMC	64.7	—	64.7
of which Accounts payable, trade	1,878.1	(380.5)	1,497.6
of which Contract liabilities	2,439.7	(901.1)	1,538.6
Total Liabilities and Invested equity	8,600.7	(1,593.0)	7,007.7
Other information:
Net (debt) cash (1)	3,303.9	(1,377.6)	1,926.3

(1) Net (debt) cash based on the Combined Financial Statements is an APM and is computed as the net amount of Cash and cash equivalents, financial debt and loans due to/from TechnipFMC. Adjusted net (debt) cash is detailed below, see paragraph "Liquidity and Capital Resources—Alternative Performance Measures – Cash and liquidity—Adjusted net (debt) cash".

(2) As of 31 December 2017, the Goodwill amounted to EUR 2,092.2 million of the EUR 2,535.8 million of Non-current assets, representing 83%. The Goodwill is not impacted by the adjustments presented in this section.

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As of 30 June 2020, the adjustments consisted in eliminating line-by-line 50% of the Yamal LNG statement of financial position, as the project was fully consolidated under IFRS. The adjustment also included the line-by-line adjustments related to the addition of 50% of ENI CORAL FLNG and of 36% of BAPCO Sitra Refinery as well as 50% of the in-Russia construction and supervision scope of ARCTIC LNG 2.

As of 31 December 2019, 2018 and 2017, the adjustments mainly consisted in eliminating line-by-line 50% of the Yamal LNG statement of financial position, as the project was fully consolidated under IFRS. The line-by-line adjustments related to the addition of 50% of ENI CORAL FLNG and of 36% of BAPCO Sitra Refinery in the statements of financial position remained non-significant over these periods as the projects were at their beginning.

The main adjustments over the three years impacted the lines cash and cash equivalents and contract liabilities. They decreased year over year in connection with the progress towards completion of the Yamal LNG project. As Yamal LNG project progresses towards completion, this adjustment is largely offset by the adjustments of ENI CORAL FLNG, BAPCO Sitra Refinery and the in-Russia scope of ARCTIC LNG 2 as of 30 June 2020.

Adjusted Revenue

The following table set forth the Company's Adjusted Revenue by activities for the six-month periods ended 30 June 2020 and 2019:

	Six Months ended 30 June
(In EUR millions)	2020	2019	change

Adjusted Revenue	3,011.1	2,394.4	25.8%
Project Delivery	2,452.4	1,775.4	38.1%
Technology, Products and Services	558.7	619.0	(9.7)%

Adjusted Revenue increased by EUR 616.7 million, or 25.8%, between the six months ended 30 June 2020 and 2019, from EUR 2,394.4 million for the six-months ended 30 June 2019 to EUR 3,011.1 million for the six-months ended 30 June 2020, primarily due to the growing contribution of the CORAL FLNG and BAPCO Sitra Refinery Joint Ventures in Adjusted Revenues in addition to the increase of revenues notably from ARCTIC LNG 2, BP Tortue Gas FPSO, Exxon Beaumont Refinery Expansion Project and from the MIDOR refinery extension and modernization project as already described above.

The revenue decrease in Technology, Products and Services was mainly driven by certain historical furnaces technology contracts nearing completion. It was partially offset by the diversification of new technologies and competencies in renewable technologies, including revenues relating to its Neste Singapore Renewable Products Expansion Project and services relating to its Biomass-to-Liquid (BTL) projects in Sweden & Finland.

88

For the twelve-month period ended 30 June 2020, the Adjusted Revenues for Project Delivery and Technology, Products and Services amounted to EUR 5,003.6 and EUR 1,142.9, respectively, for a total consolidated Adjusted Revenue of EUR 6,146.5 million.

The following table set forth the Company's Adjusted Revenue by activities for the years ended 31 December 2019, 2018 and 2017:

	Year ended 31 December
(In EUR millions)	2019	2018	change

Adjusted Revenue	5,529.8	4,467.1	23.8%
Project Delivery	4,326.6	3,323.5	30.2%
Technology, Products and Services	1,203.2	1,143.6	5.2%

Adjusted Revenue increased by EUR 1,062.70 million, or 23.8%, between 2019 and 2018, from EUR 4,467.1 million for year ended 31 December 2018 to EUR 5,529.8 million for year ended 31 December 2019, primarily due to the contribution of the CORAL FLNG and BAPCO Sitra Refinery Joint Ventures in Adjusted Revenues in the amount of EUR 405 million in addition to the increase of revenues already described above.

	Year ended 31 December
(In EUR millions)	2018	2017	change

Adjusted Revenue	4,467.1	5,242.3	(14.8)%
Project Delivery	3,323.5	4,152.9	(20.0)%
Technology, Products and Services	1,143.6	1,089.4	5.0%

Adjusted Revenue decreased by EUR 775.2 million, or 14.8%, between 2018 and 2017, from EUR 5,242.3 million for year ended 31 December 2017 to EUR 4,467.1 million for year ended 31 December 2018, primarily driven by Project Delivery activities as the Technology, Products and Services slightly increased by EUR 54.2 million, or 5.0%, between the two years.

Project Delivery revenues decreased by 20.0% between 2018 and 2017 primarily due to projects that progressed towards completion. The decrease was partially offset by the projects awarded in early 2018.

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Adjusted Recurring EBIT

The following table provides a reconciliation of the Company's Profit (loss) before financial expense, net and income taxes to Adjusted Recurring EBIT, utilizing details of classifications from the Company's combined statements of income:

	Six Months ended 30 June
(In EUR millions)	2020	2019

Profit (loss) before financial expense, net and income taxes	258.6	316.0
Adjustments for incorporated construction project entities that are not fully owned by the Company (1)	(59.8)	(181.4)
Restructuring expenses(2)	15.8	9.6
Merger transaction and integration costs	-	10.5
Litigation costs(3)	-	18.8
Separation costs(4)	12.2	—
Other non-recurring costs (income) (5)	(62.5)	28.7
Adjusted Recurring EBIT (A)	164.2	202.2
Adjusted Revenue (B)	3,011.1	2,394.4
Margin ((A)/(B))	5.5%	8.4%

(1)	For details on adjustments line-by-line, see "—Reconciliations with IFRS Combined Financial Statements".

(2)	Restructuring expenses corresponded to exceptional costs related to payment of severances, building vacancies and other costs related to restructuring of the activity and cost reduction plan payments. These expenses are included in the "Impairment, restructuring and other expenses" line item of the Interim Condensed Combined Financial Statements which amounts to EUR 35.8 million for the six month ended 30 June 2020. This line item also comprised (i) the Separation costs in the amount of EUR 12.2 million disclosed above in a specific line, (ii) the COVID-19 related additional expenses in the amount of EUR 26.2 million included above in the Other non-recurring costs (income) and (iii) EUR 18.2 million of income related to the settlement of a litigation included above in the Other non-recurring costs (income).

(3)	Litigation costs corresponded to the settlement with the DOJ in June 2019. An initial provision of EUR 220.8 million was recorded in 2018 and an additional cost was booked for EUR 18.8 million in 2019. Both amounts were included in the Other income (expenses), net line item of the statement of income. Refer to note 11 of the Interim Condensed Combined Financial Statements and notes 6 and 22 of the Combined Financial Statements.

(4)	Separation costs corresponded to additional expenses related to the spin allocated to Technip Energies and were included in the "Impairment, restructuring and other expenses" line item of the statement of income of each period.

(5)	Other non-recurring costs (income) comprised all non-recurring costs or income other than restructuring expenses, Merger transaction and integration costs, litigation costs or separation costs and which are included in the line items "Impairment, Restructuring and other expenses", "Other income (expense), net" and "Cost of sales" of the Interim Condensed Combined Financial Statements.

Adjusted Recurring EBIT decreased by EUR 38.0 million between the six months ended 30 June 2019 and 2020 primarily due to the lower contribution of Yamal LNG project as it progressed towards completion which was only partly offset by the contribution of projects in their early phase of work. As a percentage of revenues, the Adjusted Recurring EBIT decreased 290 basis points primarily due to a reduced contribution from Yamal LNG and lower margin realization on early phase projects, including ARCTIC LNG 2. The Profit before financial expense, net and income taxes for the six months ended 30 June 2020 also includes EUR 5.5 million of foreign exchange losses incurred on projects due to foreign-exchange variations.

In the six months ended 30 June 2020, non-recurring items included EUR 12.2 million of separation costs corresponding to the costs incurred by the Company for the carve-out from TechnipFMC and EUR 62.5 million of Other non-recurring income. This amount resulted mainly from the COVID-19 related disruptions for EUR 26.2 million and the fair value adjustment of the Company's investment in Malaysia Marine and Heavy Engineering Holdings Berhad representing a loss of EUR 14.4 million, which were more than offset by the effect of a litigation settlement for EUR 102.9 million.

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	Year ended 31 December
(In EUR millions)	2019	2018	2017

Profit (loss) before financial expense, net and income taxes	673.2	313.3	479.8
Adjustments for incorporated construction project entities that are not fully owned by the Company (1)	(402.9)	(273.3)	(251.5)
Restructuring expenses(2)	11.9	11.3	48.0
Merger transaction and integration costs	15.2	15.4	26.2
Litigation costs(3)	18.8	220.8	—
Separation costs(4)	36.7	—	—
Other non-recurring costs(5)	40.5	—	—
Adjusted Recurring EBIT (A)	393.4	287.5	302.5
Adjusted Revenue (B)	5,529.8	4,467.1	5,242.3
Margin ((A)/(B))	7.1%	6.4%	5.8%

(1)	For details on adjustments line-by-line, see "—Reconciliations with IFRS Combined Financial Statements".

(2)	Restructuring expenses corresponded to exceptional costs related to payment of severances, building vacancies and other costs related to restructuring of the activity and cost reduction plan payments. These expenses are included in the line Impairment, restructuring and other expenses of the combined financial statements, which amounts to EUR 77.6 million in 2019. This line item also comprised (i) the Separation costs in the amount of EUR 36.7 million disclosed above in a specific line and (ii) EUR 29.0 million of expenses related to the provision of old claims in the Middle East included above in the Other non-recurring costs (income).

(3)	Litigation costs corresponded to the settlement with the DOJ in June 2019. An initial provision of EUR 220.8 million was recorded in 2018 and an additional cost was booked for EUR 18.8 million in 2019. Both amounts were included in the Other income (expenses), net line item of the statement of income. Refer to note 11 of the Interim Condensed Combined Financial Statements and notes 6 and 22 of the Combined Financial Statements.

(4)	Separation costs corresponded to additional expenses related to the spin allocated to Technip Energies and were included in the "Impairment, restructuring and other expenses" line item of the statement of income of each period.

(5)	Other non-recurring costs (income) comprised all non-recurring costs or income other than restructuring expenses, Merger transaction and integration costs, litigation costs or separation costs and which are included in the line items "Impairment, Restructuring and other expenses" and "Other income (expense), net" of the Combined Financial Statements.

Adjusted Recurring EBIT increased by EUR 105.9 million between 2019 and 2018 primarily due to a higher revenue. As a percentage of revenues, the Adjusted Recurring EBIT also increased by 70 basis points due to good project execution and notably Yamal LNG as the project progressed towards completion.

In 2019, non-recurring items comprised EUR 36.7 million of separation costs corresponding to the costs incurred by the Company for the carve-out from TechnipFMC (legal, finance and consulting fees) and EUR 40.5 million of Other non-recurring costs mainly resulting from the provision of old claims in Middle East.

Adjusted Recurring EBIT decreased by EUR 15.0 million between 2018 and 2017, the decrease of revenues of EUR 775.2 million from EUR 5,242.3 million to EUR 4,467.1 million partly offset by increased project profitability in 2018. As a percentage of revenues, the Adjusted Recurring EBIT increased by 60 basis points due to good performance and higher margin contribution of LNG projects such as Yamal LNG or Prelude LNG.

During 2018, non-recurring items mainly consisted in EUR 220.8 million of legal provisions related to the DOJ investigation, with the remaining non-recurring items mostly related to the continuation of merger and integration costs in relation to the Merger. Those costs were also the main contributors of non-recurring costs for the year ended on 31 December 2017. See "—Factors Affecting Comparability of Results of Operations—Recent significant transactions—Significant Transactions in 2018".

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Adjusted Recurring EBITDA

The following tables provide a reconciliation between the Adjusted Recurring EBIT and the Adjusted Recurring EBITDA for the six months ended 30 June 2020 and 2019 and the years ended 31 December 2017, 2018 and 2019:

	Six Months ended 30 June
(In EUR millions)	2020	2019

Adjusted Recurring EBIT (1)	164.2	202.2
Depreciation and amortization	62.1	67.9
Adjustment on Depreciation and amortization for incorporated construction project entities that are not fully owned by the Company (2)	(10)	(18.9)
Adjusted Recurring EBITDA	216.3	251.2

(1)	For details on the Adjusted Recurring EBIT computation, see "—Adjusted Recurring EBIT" above.
(2)	For reconciliation with the IFRS figures, see "—Reconciliations with IFRS Combined Financial Statements" above.

	Year ended 31 December
(In EUR millions)	2019	2018	2017

Adjusted Recurring EBIT (1)	393.4	287.5	302.5
Depreciation and amortization	134.9	29.9	42.7
Adjustment on Depreciation and amortization for incorporated construction project entities that are not fully owned by the Company (2)	(37.9)	(9.5)	(9.7)
Adjusted Recurring EBITDA	490.3	307.9	335.5

(1)	For details on the Adjusted Recurring EBIT computation, see "—Adjusted Recurring EBIT" above.
(2)	For reconciliation with the IFRS figures, see "—Reconciliations with IFRS Combined Financial Statements" above.

In 2019, Depreciation and amortization increased by EUR 105.0 million, mainly resulting from the recognition of a right-of-use asset for approximately EUR 299.3 million following the first application of the new IFRS 16 standard as of 1 January 2019. In 2019, the depreciation of right-of-use assets amounted to EUR 98.9 million, as detailed in note 4 of the Combined financial statements included elsewhere in this Prospectus.

Order Intake and Order Backlog

Order Intake represents the estimated sales value of confirmed customer orders received during the reporting period. For service or consulting contracts in which the customer is charged a fixed rate based on the time spent that corresponds to the value transferred to the customer, the Company recognizes Order Intake when it has the right to invoice as service has been rendered.

	Six Months Ended 30 June		Year Ended 31 December
(In EUR millions)	2020	2019	2019	2018	2017

Order Intake	1,267.6	10,058.2	11,866.6	6,466.0	3,595.3

Order Intake at 30 June 2020 decreased by EUR 10,599.0 million compared to 31 December 2019 due mainly to recognition of the ARCTIC LNG 2 project order intake recognized in the second quarter of 2019.

Order Intake at 31 December 2019 increased by EUR 5,400.6 million compared to 31 December 2018 due to the signature of the Arctic LNG 2 contract.

Order Intake at 31 December 2018 increased by EUR 2,870.7 million compared to 31 December 2017 primarily due to the contribution of Long Son, Karish and HURL projects and variation orders on Yamal LNG and Prelude FLNG projects.

Order Backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date. For more information on Order Backlog, see "Transaction Price Allocated to the Remaining Unsatisfied Performance Obligations" in Note 5 to the Combined Financial Statements included elsewhere in this Prospectus.

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Order Backlog is recognized for both lump-sum turnkey contracts, as well as reimbursable contracts up to the firm contract amount agreed with the client that is expected to be recovered from the client to satisfy the Company's performance obligation.

	Six Months Ended 30 June		Year Ended 31 December
(In EUR millions)	2020	2019	2019	2018	2017

Order Backlog	11,730.2	14,604.6	13,676.4	7,106.4	5,661.0

The Company's Order Backlog at 30 June 2020 decreased by EUR 1,946.2 million compared to 31 December 2019 as limited final investment decisions were taken in the first half of 2020 amidst the COVID-19 pandemic and service orders booked in the period were lower than revenues.

The Company's Order Backlog at 31 December 2019, increased by EUR 6,570.0 million compared to 31 December 2018, with the very strong Order Intake of Arctic LNG 2, MIDOR Refinery and BP Tortue FPSO, compensating the Order Backlog decrease of Yamal LNG and Prelude FLNG. The Order Backlog of EUR 13,676.4 million was composed of various projects, including Arctic LNG 2, Yamal LNG, MIDOR, BP Tortue, the Long Son EPC contract and Petronas Kasawari.

The Company's Order Backlog at 31 December 2018, increased by EUR 1,445.4 million compared to 31 December 2017, with the very strong Order Intake of 2018 compensating the backlog decrease of Yamal LNG. The backlog of EUR 7,106.4 million in 2018 was composed of various projects, including Yamal LNG, Long Son, EPC contract, Energean Karish project, HURL Ammonia fertilizer projects, and Neste bio-diesel expansion project in Singapore.

Adjusted Order Intake reflects the proportionate share of orders related to equity affiliates and the share of order intake related to controlled entities where non-controlling interests are in excess of 25%.

	Six Months Ended 30 June		Year Ended 31 December
(In EUR millions)	2020	2019	2019	2018	2017

Order Intake	1,267.6	10,058.2	11,866.6	6,466.0	3,595.3
Adjustment for incorporated construction project entities that are not fully owned by us(1)	(105.5)	992.0	913.0	458.0	192.1
Adjusted Order Intake	1,162.1	11,050.2	12,779.6	6,924.0	3,787.4

(1) For details on adjustments line-by-line, see "—Reconciliations with IFRS Combined Financial Statements".

	As of 30 June 2020
(In EUR millions, except percentages)	EUR	%

Project Delivery	516.9	44.5%
Technology, Products and Services	645.2	55.5%
Adjusted Order Intake	1,162.1	100%

During the six-month period ended 30 June 2020 and due to the COVID-19 pandemic, the number of final investment decisions for major development projects have been reduced as the Company's clients engaged into some CAPEX reduction initiatives and differed some investment decisions. This has primarily impacted the Project Delivery business with Technology, Products and Services showing more resilience in terms of Order Intake, notably benefiting from strong activity in front-end engineering, Project Management Consultancy and Loading Systems.

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	As of 31 December 2019
(In EUR millions, except percentages)	EUR	%

Project Delivery	11,599.1	90.8%
Technology, Products and Services	1,180.5	9.2%
Adjusted Order Intake	12,779.6	100%

Order intake and Adjusted Order Intake are structurally higher in the Project Delivery activity due to the sheer size of the contracts included in this section (EPC and EPCI), while Technology, Products and Services cover smaller engineering activities.

Adjusted Order Backlog takes into account the proportionate share of order backlog related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery and, from 2019, Arctic LNG 2 for the in-Russia construction and supervision scope and the joint-venture Rovuma at 33.3%) and the share of order backlog related to controlled entities where non-controlling interests are in excess of 25% (Yamal LNG in 2017, 2018 and 2019).

	Six Months Ended 30 June		Year Ended 31 December
(In EUR millions)	2020	2019	2019	2018	2017

Order Backlog	11,730.2	14,604.6	13,676.4	7,106.4	5,661.0
Adjustment for incorporated construction project entities that are not fully owned by the Company(1)	1,484.3	1,854.0	2,243.2	324.1	(942.9)
Adjusted Order Backlog	13,214.5	16,458.6	15,919.6	7,430.5	4,718.1

(1) For details on adjustments line-by-line, see. paragraph "—Reconciliations with IFRS Combined Financial Statements".

As of 30 June 2020, Adjusted Order Backlog amounted to EUR 13,214.5 million a net decrease of EUR 2,705.1 million compared to 31 December 2019. The decrease was primarily due to limited final investment decisions being taken in the first half of 2020 amidst the COVID-19 pandemic and service orders booked were lower than revenues recognized in the period.

As of 31 December 2019, Adjusted Order Backlog amounted to EUR 15,919.6 million a net increase of EUR 8,489.1 million compared to 31 December 2018. The increase was primarily due to Arctic LNG 2 signature in 2019 (representing EUR 7,833.8 million of the Adjusted Order Backlog as of 31 December 2019).

As of 31 December 2018, Adjusted Order Backlog amounted to EUR 7,430.5 million a net increase of EUR 2,712.4 million compared to 31 December 2017. The increase was primarily due to the award to the Company of the following significant contracts during the first half of financial year 2018: Energean Karish FPSO, Long Son Olefins Plant and HURL Fertilizers.

Due to the inherent timing of Project Delivery activities, Project Delivery is carried out on a longer cycle than Technology, Products, and Services activities, which are of a more short-term nature. As such, the longer-term business of Project Delivery has a greater weight in the Company's backlog with the following split as of 30 June 2020.

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	As of 30 June 2020
(In EUR millions, except percentages)	EUR	%

Project Delivery	12,084.7	91.5%
Technology, Products and Services	1,129.8	8.5%
Adjusted Order Backlog	13,214.5	100%

The Company's Adjusted Order Backlog can also be split into five main markets, of which the LNG market is the most significant with EUR 7,114.7 million, or 53.8%, of Adjusted Order Backlog as of 30 June 2020, followed by four other markets (Refining (including biofuels): 14.6%; Offshore: 13.8% and Petrochemicals (including bio-based chemistry): 11.8%. The Company's Adjusted Order Backlog directly associated to Energy Transition projects amounts to more than 60% of the total Adjusted Order Backlog.

The Company's adjusted order backlog includes contracts awarded under different contractual framework (e.g., reimbursable, lump-sum, turnkey). Some contracts are also hybrid contracts including some scope in lump-sum and some scope in reimbursable. As of 30 June 2020, the Adjusted Order Backlog by contract typology was as follows: lump sum 75%, reimbursable 20% and hybrid 5%. For more information regarding the Company's contracting models, see "Business―Capital Intensity".

As of 30 June 2020, one project has a backlog in excess of EUR 1 billion, five projects have a backlog between EUR 500 million and EUR 1 billion, 8 projects have a backlog between EUR 100 million and EUR 500 million, the rest of the portfolio having a backlog of less than EUR 100 million each.

As of 30 June 2020, in terms of value by countries, it resulted to the following breakdown: countries in which the Company has Adjusted Order Backlog in excess of EUR 500 million include Russia, the United States, Egypt, Mauritania/Senegal, Vietnam, India, as well as Bahrain, and Mozambique. Countries in which the Company has Adjusted Order Backlog valued between EUR 50 to EUR 500 million include Malaysia, Israel, Singapore, Greece, Australia, United Arab Emirates, Norway, Saudi Arabia, China, Qatar, Azerbaijan, and the Netherlands.

Backlog Scheduling – The Adjusted Order Backlog as of 30 June 2020 is scheduled to be executed as follows:

(In EUR millions)	2020	2021	2022+

Order Backlog	2,940.3	4,950.1	3,839.8
Adjustment for incorporated construction project entities that are not fully owned by the Company	117.1	565.6	801.6
Adjusted Order Backlog	3,057.4	5,515.7	4,641.4

The Order Backlog and Adjusted Order Backlog are converted into euro at the 2020 closing rate. As a consequence, the revenue that will be effectively recognized in euros in the subsequent periods may differ from the amounts presented above due to change on the exchange rates.

Liquidity and Capital Resources

General

Cash management is centralized and the Company's liquidity needs are mainly managed through internal cash pooling arrangements with a central treasury management subsidiary, Technip Eurocash. The Company's cash and cash equivalents comprise of cash held by Technip Energies legal entities. Cash and cash equivalents in the Combined Financial Statements reflect the ownership by the legal entities that will be spun off into the Company. Any cash and cash equivalents managed by the central treasury subsidiary which are held by legal entities remaining with TechnipFMC are presented as a net transfer of cash and assets between parent and the Company in Invested Equity and Retained Earnings and only external balances are disclosed as cash and cash equivalents. No portion of TechnipFMC's cash and cash equivalents has been allocated to the Combined Financial Statements.

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The external debt financing of TechnipFMC and the related interest expenses that are directly attributable to the Company's operations are included in the Combined Financial Statements to the extent a legal entity that is part of the Technip Energies perimeter is the holder of any such debt. In addition, the finance costs included in the Combined Financial Statements may not necessarily represent what the finance costs would have been, had the Company historically obtained financing on a stand-alone basis. These costs may not be indicative of the cost of financing for the Company in the future.

At 30 June 2020, the Company had cash and cash equivalents of EUR 3,672.2 million compared to EUR 3,563.6 at 31 December 2019, EUR 3,669.6 million at 31 December 2018 and EUR 4,058.7 million at 31 December 2017. At 30 June 2020, the Company had short-term debt of EUR 513.4 million compared to EUR 583.4 million EUR 630.0 million at 31 December 2018 and EUR 718.3 million at 31 December 2017, consisting of commercial paper.

In preparation for the spin-off, on 28 January 2021 Technip Eurocash transferred to TechnipFMC Cash B.V., which will remain part of the TechnipFMC group post-spin (i) all amounts owing by it to Subsea and Surface segment entities under cash pooling arrangements, (ii) all amounts owed to it by Subsea and Surface segment entities under cash pooling arrangements, and (iii) certain amounts owed to it by TechnipFMC. See "Capitalization and Indebtedness".

Sources of financing

The Company's sources of liquidity following the spin-off are expected to be its Facilities Agreement providing for a Bridge Term Facility, as well as Technip Eurocash's (which is one of the Company's wholly owned subsidiaries) commercial paper program and cash pooling resources. In addition, though the Company does not intend to draw upon it as a matter of course, the New Revolving Credit Facility established under the Facilities Agreement will be available in the event additional amounts are needed.

On 22 December 2020, the Company signed a mandate letter, to which a term sheet was appended, pursuant to which four banks committed to underwrite both the Bridge Term Facility establishing a senior unsecured bridge term loan in an amount of up to EUR 650 million and the New Revolving Credit Facility in an amount of EUR 750 million. The term sheet contains all the material terms of the financing and is subject to the finalization of the Facilities Agreement that will fully document the Bridge Term Facility and the New Revolving Credit Facility including the conditions precedent to drawing as described further below.

The Bridge Term Facility will have an initial tenor of 12 months with two six-months extension options and will not be amortized over time. The Company anticipates completing a public bond offering prior the expiry of the term of the Bridge Term Facility, the proceeds of which would be used to reimburse the amounts drawn under the Bridge Term Facility. The Company will determine whether it will fully draw down the Bridge Term Facility prior to completion of the spin-off. All amounts borrowed under the Bridge Term Facility will be applied to (i) refinance existing indebtedness under the Company group's commercial paper program, (ii) finance working capital purposes and (iii) finance the cash allocation between TechnipFMC and the Company under the Separation and Distribution Agreement.

The New Revolving Credit Facility will have an initial three-year tenor as from the Initial Availability Date (as defined below) and may be extended twice by one year each time. The Company and Technip Eurocash, its cash pooling subsidiary, will be borrowers thereunder. TechnipFMC transferred its direct interest in Technip Eurocash to the Company on 31 January 2021, which is now directly held (both directly and indirectly) by the Company. The New Revolving Credit Facility will be made available in euros. Subject to certain conditions, Technip Energies and Technip Eurocash may request the aggregate commitments under the New Revolving Credit Facility be increased by an additional EUR 250 million. The Company does not intend to draw on the New Revolving Credit Facility. The committed credit amount available under the Revolving Credit Facility will backstop Technip Eurocash's commercial paper program.

Borrowings under the Bridge Term Facility and the New Revolving Credit Facility will bear interest at the EURIBOR rate applicable to the relevant interest period (floored at zero), plus an applicable margin. With respect to the Bridge Term Facility loan, the initial applicable margin will be 0.50% p.a. and will increase over time as follows:

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Period	Applicable margin
0 to 3 Months after the date on which all conditions precedent to the first utilization are satisfied (the "Initial Availability Date")	0.50% p.a.
3 to 6 Months after the Initial Availability Date	0.60% p.a.
6 to 9 Months after the Initial Availability Date	0.75% p.a.
9 to 12 Months after the Initial Availability Date	0.90% p.a.
12 to 15 Months after the Initial Availability Date	1.10% p.a.
15 to 18 Months after the Initial Availability Date	1.30% p.a.
18 to 21 Months after the Initial Availability Date	1.50% p.a.
21 to 24 Months after the Initial Availability Date	1.80% p.a.

With respect to New Revolving Credit Facility loans, the applicable margin will be 0.60% p.a. based on a preliminary rating of BBB- and will vary depending on the Company's credit rating as follows:

Rating	Applicable margin
Lower than or equal to BB+	0.95% p.a.
Equal to BBB-	0.75% p.a.
Equal to BBB	0.60% p.a.
Equal to BBB+	0.45% p.a.
Higher than or equal to A-	0.35% p.a.

The applicable margin for New Revolving Credit Facility loans will also be adjusted depending on the successful completion by the Company of the ESG key performance indicators (as described below) in accordance with the following grid:

Number of ESG key performance indicators ("KPIs") for which successful completion has been achieved	Margin adjustment
No successful completion has been achieved for any of the KPIs	+ 0.025% p.a.
Successful completion has been achieved for one (1) KPI	+0.0125% p.a.
Successful completion has been achieved for two (2) KPIs	-0.0125% p.a.
Successful completion has been achieved for three (3) KPIs	-0.025% p.a.

The ESG key performance indicators consist in (i) the evaluation and reduction of carbon footprint, (ii) the support provided to ESG ratings and (iii) the improvement of gender diversity.

The Company will finalize the Facilities Agreement prior to the spin-off, on or around 11 February 2021. The Facilities Agreement will contain usual and customary representations and warranties, mandatory prepayments and events of default for investment-grade credit facilities of this type. The Facilities Agreement will contain the following covenants:

•	a negative pledge that will limit the Company, Technip Eurocash and the Company's material subsidiaries' (defined as any subsidiary whose EBITDA is greater than 5% of consolidated EBITDA of the Company or whose total assets exceed 5% of the total assets of the group) ability to create security over their assets, except that, in particular: (i) security may be created over cash collateral not exceeding the higher of EUR 250.0 million or its equivalent in other currencies and 3% of the total assets (on a consolidated basis) of the Company, (ii) Technip Energies, Technip Eurocash and the Company's material subsidiaries may carry out permitted securitizations and grant security over such receivables, (iii) security may be created over manufacturing facilities, plant, property, equipment or real estate subject to a sale and leaseback not exceeding the higher of EUR 250.0 million or its equivalent in other currencies and 3% of the total assets (on a consolidated basis) of the Company, (iv) security may be created over cash collateral by the Company, Technip Eurocash or the Company's material subsidiaries in an amount not exceeding the higher of EUR 250.0 million or its equivalent in other currencies and 3% of the total assets (on a consolidated basis) of the Company's group (v) any security securing (directly or indirectly) financial indebtedness under finance or structured tax lease arrangements or provided by way of cash collateral to secure any obligations under any guarantee, indemnity or similar assurance or back-to-back financial indebtedness, in each case not exceeding the higher of EUR 250.0 million or its equivalent in other currencies and 3% of the total assets (on a consolidated basis) of the Company, (vi) other customary carve-outs and exceptions and (vii) any other security not otherwise permitted to the extent not exceeding the higher of EUR 250.0 million or its equivalent in other currencies and 3% of the total assets (on a consolidated basis) of the Company;

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•	an asset sale covenant prohibiting the Company and its material subsidiaries from disposing of assets in a single transaction or series of related transactions exceeding a maximum aggregate amount of up to EUR 500.0 million or its equivalent in other currencies in each financial year or exceeding EUR 1.5 billion during the term of the New Revolving Credit Facility, except ordinary course disposals and other customary carve-outs and exceptions and provided that any such disposal does not have or is not reasonably likely to have material adverse effect; and

•	a merger covenant prohibiting the Company, Technip Eurocash and the Company's material subsidiaries from engaging in corporate amalgamations, demergers, mergers or corporate reconstruction or reorganizations that are likely to have a material adverse effect, except that any material subsidiary may engage in any such transaction with another member of the Company's group (other than the Company and Technip Eurocash).

The Company has access to up to EUR 1 billion of financing through the negotiable European commercial paper program of Technip Eurocash, which will be downsized to EUR 750 million prior to the spin-off. The program's current rating by S&P is A-2. As of 30 June 2020, the outstanding balance is EUR 513.4 million. The Company expects that Technip Eurocash will have an outstanding balance of EUR 125.3 million in commercial paper borrowings at the time of the spin-off.

Technip Energies will also pool the cash resources of its subsidiaries through Technip Eurocash. Upon completion of the spin-off, the Company will not be dependent on TechnipFMC for its financing.

Working capital statement

The working capital available to the Company is, in the opinion of Technip Energies, sufficient for the Company's present requirements; that is for at least twelve months following the date of this Prospectus.

Research and development

The Company's research and development spending totalled EUR 20.4 million and EUR 16.2 million for the six months ended 30 June 2020 and 2019, respectively, and EUR 42.0 million, EUR 26.8 million and EUR 31.9 million for the years ended 31 December 2019, 2018 and 2017, respectively. For further information on the Company's research and development policies and additional product information, see "Business—Research and Development".

As relates to ongoing developments in the research and development field, the Company owns significant laboratory facilities and pilot plants in its Weymouth Research Facility and in its Frankfurt, Germany Operating Center. The Company uses these research and development facilities and process experts to help third parties develop or improve their technologies on a fee paid basis though no ongoing work would be deemed to be material.

Cash flows

The following tables present primary components of the Company's cash flows for each of the periods indicated.

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Six months ended 30 June 2020 compared to six months ended 30 June 2019

	Six Months Ended 30 June
(In EUR millions)	2020	2019

Cash provided by operating activities	473.3	601.9
Cash provided (required) by investing activities	(20.4)	7.0
Cash required by financing activities	(348.1)	(1,080.1)
Effect of exchange rate changes on cash and cash equivalents	3.8	(30.6)
Increase (Decrease) in cash and cash equivalents	108.6	(501.8)

Cash flows provided (required) by operating activities

The Company generated EUR 473.3 million and EUR 601.9 million of cash from operating activities during the six months ended 30 June 2020 and 2019, respectively. The decrease in cash generated by operating activities was primarily due to lower cash contributions during the first half of 2020 from the Arctic LNG 2, MIDOR and Long Son EPC projects, for which early phase down-payments and milestones positively impacted the cash from operating activities in the first half of 2019.

Cash flows provided (required) by investing activities

Investing activities used EUR 20.4 million of cash during the six months ended 30 June 2020 as compared to EUR 7.0 million of cash generated during the six months ended 30 June 2019. Cash used by investing activities in the period ended 30 June 2020 was primarily due a decrease in the loans with related parties or equity affiliates and additional capital expenditures.

Cash flows provided (required) by financing activities

Financing activities used EUR 348.4 million and EUR 1,080.1 million of cash during the six months ended 30 June 2020 and 2019, respectively. The decrease in cash used by financing activities was primarily due to a diminution of net distributions to TechnipFMC of EUR 347.0 million from EUR 508.3 million in 2019 to EUR 161 million in 2020. The decrease was also due to a EUR 216.5 million decrease in the repayment of commercial paper balance.

Year ended 31 December 2019 compared to years ended 31 December 2018 and 2017

	Year ended 31 December
(In EUR millions)	2019	2018	2017

Cash provided (required) by operating activities	1,006.4	507.1	48.2
Cash provided (required) by investing activities	(36.8)	(11.7)	(13.4)
Cash provided (required) by financing activities	(1,120.7)	(992.5)	(770.3)
Effect of exchange rate changes on cash and cash equivalents	45.1	108.0	(408.0)
Increase (Decrease) in cash and cash equivalents	(106.0)	(389.1)	(1,143.5)

Cash flows provided (required) by operating activities

Operating activities generated EUR 1,006.4 million and EUR 507.1 million of cash during the year ended 31 December 2019 and 2018, respectively. The change was primarily due to the down payments and initial milestones received from the ARCTIC LNG2, MIDOR and Long Son EPC projects. The change was also due to a reduced unfavourable cash flow impact in 2019 from the Yamal LNG project as it progressed towards completion.

Operating activities generated EUR 507.1 million and EUR 48.2 million of cash during the year ended 31 December 2018 and 2017, respectively. The change was primarily due to the decrease of the cash used for Yamal LNG as the project entered its final phase, as well as a positive contribution from the early milestone payments of the Energean Karish Gas FPSO project and the HURL fertilizer projects in India, which were awarded during the financial year 2018.

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Cash flows provided (required) by investing activities

Investing activities used EUR 36.8 million during the year ended 31 December 2019, primarily due to capital expenditures of EUR 37.2 million.

Investing activities used EUR 11.7 million during the year ended 31 December 2018 primarily due to cash divested from deconsolidation of EUR 12.1 million and capital expenditures of EUR 11.0 million, partially offset by cash acquired in business acquisitions of EUR 9.4 million.

Investing activities used EUR 13.4 million during the year ended 31 December 2017, primarily due to capital expenditures of EUR 19.0 million, partially offset by cash acquired in business acquisitions of EUR 4.2 million.

Cash flows provided (required) by financing activities

Financing activities used EUR 1,120.7 million and EUR 992.5 million during the years ended 31 December 2019 and 2018, respectively. The increase of EUR 128.2 in cash used million was primarily due to a EUR 310.9 million increase in settlements of MRL and EUR 117.3 million of payments for the principal portion of lease liabilities reclassified in financing following the first application of the new accounting standard IFRS 16. This increase was offset by a EUR 284.3 million decrease of net distributions to TechnipFMC.

Financing activities used EUR 992.5 million and EUR 770.3 million during the years ended 31 December 2018 and 2017, respectively. The net distributions to TechnipFMC decreased by EUR 483.9 million from EUR 1,181.1 million in 2018 to EUR 697.2 million in 2019. This was, however, more than offset by the increase of the settlement of MRL by EUR 52.4 million and by commercial paper variance of EUR 606.6 million, with a decrease in outstanding borrowings under commercial paper of EUR 88.3 million in 2018 instead of an increase of EUR 518.3 million in 2017. Overall, the cash used for financing activities increased by EUR 222.2 million.

Alternative Performance Measures – Cash and liquidity

Cash flows

The following tables provide a reconciliation of the Company's combined statement of cash flows as disclosed in the IFRS Combined Financial Statements and the cash flows determined on the adjusted basis used by the Company's management, see "—Alternative Performance Measures – Definitions". They are presented in order to fully understand the computation of the Adjusted net (debt) cash APM analyzed below.

Adjustments consist in integrating line-by-line for their respective share incorporated construction project entities that are not fully owned by the Company, as follows:

•	ENI CORAL FLNG entity is included line-by-line at 50% and the related equity method impacts are cancelled. As a result, 50% of ENI CORAL FLNG cash flows are added to the IFRS figures;

•	BAPCO Sitra Refinery entity is included line-by-line at 36% and the related equity method impacts are cancelled. As a result, 36% of BAPCO Sitra Refinery cash flows are added to the IFRS figures;

•	Yamal LNG entity is included line-by-line at 50%.

•	As Yamal LNG is fully consolidated, 50% of Yamal LNG cash flows are deducted from the IFRS figures;

•	From 2019, the In-Russia construction and supervision scope of Arctic LNG 2 entity is included line by line at 33.3%, proportionally to the portion owned by the Company and the related equity method impacts are eliminated. As a result, 33.3% of the revenue, income and expenses, assets and liabilities of the In-Russia construction and supervision scope of Arctic LNG 2 are added to the IFRS figures; and

•	From 2020, the limited value engineering scope of the Rovuma project is included line by line at 33.3% proportionally to the portion owned by the Company and the related equity method impacts are eliminated. As a result, 33.3% of the revenue, income and expenses, assets and liabilities of the Rovuma project are added to the IFRS figures.

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	Six months ended 30 June 2020
(In EUR millions)	IFRS	Adjustments	Adjusted
Cash provided (required) by operating activities	473.3	224.5	697.8
Cash provided (required) by investing activities	(20.4)	-	(20.4)
Cash provided (required) by financing activities	(348.1)	122.9	(225.2)
Effect of exchange rate changes on cash and cash equivalents	3.8	-	3.8
Increase (Decrease) in cash and cash equivalents	108.6	347.4	456.0
Cash and cash equivalents, beginning of period	3,563.6	(510.6)	3,053.0
Cash and cash equivalents, end of period	3,672.2	(163.2)	3,509.0

	Year ended 31 December 2019
(In EUR millions)	IFRS	Adjustments	Adjusted
Cash provided (required) by operating activities	1,006.4	186.8	1,193.2
Cash provided (required) by investing activities	(36.8)	—	(36.8)
Cash provided (required) by financing activities	(1,120.7)	502.7	(618.0)
Effect of exchange rate changes on cash and cash equivalents	45.1	—	45.1
Increase (Decrease) in cash and cash equivalents	(106.0)	689.5	583.5
Cash and cash equivalents, beginning of period	3,669.6	(1,200.1)	2,469.5
Cash and cash equivalents, end of period	3,563.6	(510.6)	3,053.0

	Year ended 31 December 2018
(In EUR millions)	IFRS	Adjustments	Adjusted
Cash provided (required) by operating activities	507.1	(14.3)	492.8
Cash provided (required) by investing activities	(11.7)	—	(11.7)
Cash provided (required) by financing activities	(992.5)	191.8	(800.7)
Effect of exchange rate changes on cash and cash equivalents	108.0	—	108.0
Increase (Decrease) in cash and cash equivalents	(389.1)	177.5	(211.6)
Cash and cash equivalents, beginning of period	4,058.7	(1,377.6)	2,681.1
Cash and cash equivalents, end of period	3,669.6	(1,200.1)	2,469.5

	Year ended 31 December 2017
(In EUR millions)	IFRS	Adjustments	Adjusted
Cash provided (required) by operating activities	48.2	135.5	183.7
Cash provided (required) by investing activities	(13.4)	—	(13.4)
Cash provided (required) by financing activities	(770.3)	143.2	-627.1)
Effect of exchange rate changes on cash and cash equivalents	(408.0)	—	(408.0)
Increase (Decrease) in cash and cash equivalents	(1,143.5)	278.7	(864.8)
Cash and cash equivalents, beginning of period	5,202.2	(1,656.3)	3,545.9
Cash and cash equivalents, end of period	4,058.7	(1,377.6)	2,681.1

In the six months ended 30 June 2020, the adjustment on increase (decrease) in cash and cash equivalents of EUR 347.4 million was due to the adjustment of EUR 224.5 million in cash provided by operating activities, mainly related to the BAPCO Sitra Refinery project and the in-Russia construction and supervision scope of ARCTIC LNG 2, and an adjustment of EUR 122.9 million in cash required by financing activities, mainly due to the elimination of the 2020 flows related to the settlements of the mandatorily redeemable financial liability in connection with the noncontrolling interests of Yamal LNG.

Over the three years presented, the adjustments on cash flows and cash and cash equivalents balances were almost exclusively related to the Yamal LNG project.

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In 2019, the adjustment on increase (decrease) in cash and cash equivalents of EUR 689.5 million was primarily due to the adjustment of EUR 502.7 million in cash required by financing activities resulting from the elimination of the 2019 flows related to the settlements of the mandatorily redeemable financial liability in connection with the noncontrolling interests of Yamal LNG.

In 2018, the adjustment on increase (decrease) in cash and cash equivalents of EUR 177.5 million was primarily due to the adjustment of EUR 191.8 million in cash required by financing activities resulting from the elimination of the 2018 flows related to the settlements of the mandatorily redeemable financial liability in connection with the noncontrolling interests of Yamal LNG.

In 2017, the adjustment on increase (decrease) in cash and cash equivalents of EUR 278.7 million was due to an adjustment of EUR 135.5 million in cash provided by operating activities and an adjustment of EUR 143.2 million in cash required by financing activities, mainly due to the elimination of the 2017 flows related to the settlements of the mandatorily redeemable financial liability in connection with the noncontrolling interests of Yamal LNG.

For details about change in cash and cash equivalents as recorded under IFRS, see "―Liquidity and Capital Resources" above.

Adjusted net (debt) cash

The following table provides a reconciliation of the Company's Adjusted Cash and cash equivalents to Adjusted net (debt) cash, utilizing details of classifications from the Company's combined statements of financial position:

	As of 30 June(1)	As of 31 December(1)
(In EUR millions)	2020	2019	2018	2017

Adjusted Cash and cash equivalents	3,509.0	3,053.1	2,469.5	2,681.1
Less: Adjusted Short-term debt	513.4	583.4	630.0	718.3
Less: Adjusted Loans due to TechnipFMC	64.4	4.6	23.6	37.9
Add: Adjusted Loans due from TechnipFMC	5.7	1.1	0.8	1.4
Adjusted net (debt) cash	2,936.9	2,466.2	1,816.7	1,926.3

(1) Reconciliation between Adjusted figures and the Combined statement of financial position is provided above. See "—Alternative Performance Measures – Analysis—Reconciliations with IFRS Combined Financial Statements".

Adjusted net cash increased by EUR 470.7 million, or 19.1% between 31 December 2019 and 30 June 2020 from EUR 2,466.2 million to EUR 2,936.9 million primarily due to the increase by EUR 456.0 million of adjusted cash and cash equivalents as detailed above and, to a lesser extent, to the decrease by EUR 70.0 million of short-term debt consisting in commercial paper.

Adjusted net cash increased by EUR 649.5 million, or 34.6% between 31 December 2019 and 31 December 2018 from EUR 1,816.7 million as of 31 December 2018 to EUR 2,466.2 million as of 31 December 2019 primarily due to the increase by EUR 583.6 million of adjusted cash and cash equivalents as detailed above and, to a lesser extent, to the decrease by EUR 46.6 million of short-term debt consisting in commercial paper.

Adjusted net cash decreased by EUR 109.6 million, or 5.7% between 31 December 2018 and 31 December 2017 from EUR 1,926.3 million as of 31 December 2017 to EUR 1,816.7 million as of 31 December 2018 primarily due to the decrease by EUR 211.6 million of adjusted cash and cash equivalents as detailed above. This decrease is partially offset by the decrease by EUR 88.3 million of short-term debt consisting in commercial paper.

For details about change in cash and cash equivalents and adjustments, see. "―Liquidity and Capital Resources―Alternative Performance Measures – Cash and liquidity―Cash flows".

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Effects of Transactions with Related Parties

The Combined Financial Statements and Interim Condensed Combined Financial Statements comprise transactions (receivables, payables, revenues and expenses) with related including entities related to the Company's directors and TechnipFMC's main shareholders as well as the partners of the Company's joint ventures and affiliates.

For details on related parties' disclosures, see Note 25 of the Combined Financial Statements and Note 14 of the Interim Condensed Combined Financial Statements included elsewhere in this Prospectus.

Contractual Obligations

The following table summarizes the Company's contractual obligations and other commercial commitments at 31 December 2019, as well as the effect that these obligations and commitments are expected to have on the Company's liquidity and cash flow in future periods, on an actual basis.

	Payments Due by Period
(In EUR millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Debt	583.4	583.4	—	—	—
Leases liabilities (1)	284.7	68.3	82.9	59.0	74.5
Purchase obligations (2)	4,332.1	2,569.1	1,623.6	109.6	29.8
Pension and other post-retirement benefits (3)	142.0	7.5	—	—	134.5
Unrecognized tax benefits (4)	36.3	1.6	2.4	32.3	—
Other contractual obligations (5)	239.4	114.9	96.0	28.5	—
Due to TechnipFMC - Loans (6)	4.6	4.6	—	—	—
Total contractual obligations	5,622.6	3,349.5	1,804.9	229.4	238.8

(1)	The Company leases real estate, including land, buildings and warehouses, machinery/equipment, vehicles, and various types of manufacturing and data processing equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by the Company. Lease liabilities were accounted for according to the new lease standard IFRS 16 and represent the present value of the remaining lease payments. For further information regarding assumptions used to determine the lease liabilities, see Note 4 to the Combined Financial Statements included elsewhere in this Prospectus.

(2)	In the normal course of business, the Company enters into agreements with its suppliers to purchase equipment and material or services. These agreements include a requirement that the Company's supplier provide products or services to its specifications and require it to make a firm purchase commitment to its supplier. As substantially all of these commitments are associated with purchases made to fulfill the Company's customers' orders, the costs associated with these agreements will ultimately be reflected in cost of sales on its combined statements of income.

(3)	The Company expects to contribute approximately EUR 1.4 million to the Company's pension plans during 2020. Required contributions for future years depend on factors that cannot be determined at this time.

(4)	It is reasonably possible that EUR 1.6 million of liabilities for unrecognized tax benefits will be settled during 2020, and this amount is reflected in income taxes payable in the Company's combined balance sheet as of 31 December 2019. Although unrecognized tax benefits are not contractual obligations, they are presented in this table because they represent demands on the Company's liquidity.

(5)	Other contractual obligations represent a mandatorily redeemable financial liability. In the fourth quarter of 2016, the Company obtained voting control interests in legal contract entities belonging to the Company's then-existing Onshore/Offshore business segment, which entities owned and accounted for the design, engineering and construction of the Yamal LNG plant. Prior to the amendments of the contractual terms that provided the it with voting interest control, the Company accounted for these entities under the equity method of accounting based on its previously held interests in each of these entities. An MRL of EUR 165.9 million was recognized as of 31 December 2016 for the fair value of the non-controlling interests. During the year ended 31 December 2019 the Company revalued the liability to reflect current expectations about the obligation. Refer to Note 23 to the Combined Financial Statements included elsewhere in this Prospectus for further information regarding the fair value measurement assumptions of the mandatorily redeemable financial liability and related changes in its fair value.

(6)	Loans due to TechnipFMC represent discrete loans negotiated between TechnipFMC and Technip Energies or its subsidiaries for various business and financing reasons during the reporting period. These loans are considered as related party loans in the Company's Combined Financial Statements and have a maturity of less than one year.

For other contingencies, see "Business―Property, Plants and Equipment", "Business―Regulatory Environment", and the Combined Financial Statements and Notes 16 and 23 to the Combined Financial Statements included elsewhere in this Prospectus.

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Off-Balance-Sheet Arrangements and Contingent Liabilities

The Company has no uncombined special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. See also "―Contractual Obligations" and Note 22 to the Combined Financial Statements included elsewhere in this Prospectus.

Significant Change in the Company's Financial Performance and Position

As of the date of this Prospectus, no significant change in the financial performance or financial position of the Company has occurred since 30 June 2020.

Quantitative and Qualitative Disclosures about Market Risks

Foreign currency exchange rate risk

The following table provides a breakdown of liquidity and financial debt by currency as of 31 December 2019, 2018 and 2017:

	Liquidity in %(1)			Financial debt in %(2)
	2019	2018	2017	2019	2018	2017
USD	48%	68%	64%	—	—	—
EUR	34%	15%	20%	100%	100%	100%
Other	18%	17%	17%	—	—	—

Total	100%	100%	100%	100%	100%	100%

(1) Liquidity includes cash and cash equivalents, as detailed in the Note 11 to the Combined Financial Statements included elsewhere in this Prospectus.

(2) Financial debt includes short-term debt, consisting in commercial paper.

For additional details about effects of currency fluctuations, please see Note 26.2 to the Combined Financial Statements included elsewhere in this Prospectus.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are set out in Note 1.6 to the Combined Financial Statements included elsewhere in this Prospectus, which are prepared in accordance with IFRS.

Given the uncertainties inherent in the Company's business activities, it must make certain estimates and assumptions that require difficult, subjective and complex judgments. Because of uncertainties inherent in such judgments, actual outcomes and results may differ from the Company's assumptions and estimates, which could materially affect the Combined Financial Statements.

New Accounting Standards

For the new IFRS standards, IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments, adopted by the Company effective from 1 January 2018 and IFRS 16 – Lease Contracts, adopted by the Company effective from 1 January 2019, please see Note 1.7 to the Combined Financial Statements included elsewhere in this Prospectus.

Impacts of COVID-19

The Company has experienced to date limited operations and business impacts due to the COVID-19 pandemic. Overall, non-recurring costs of approximately EUR 39 million have been identified which relate, among other things, to increased costs arising out of mobilization ramp up delays due to travel restrictions and on-site constraints and resulting loss of productivity. The Company supports its project teams in their negotiations with clients, subcontractors and suppliers and has been able to agree with clients to extensions of time for the completions of projects, which have resulted in such clients either waiving liquidated damages for any resultant delay and/or accepting a fair allocation of cost impacts. As a result of the Company's relationships with its clients, subcontractors and suppliers, none of its ongoing projects have been cancelled due to COVID-19. Though final investment decisions of some prospects has been delayed, the Company remains engaged on a robust number of opportunities with anticipated awards in the coming quarters. With respect to ongoing tendering activity for EPC contracts, the Company is proactively addressing the impacts of COVID-19 in its contracts through reasonable risk allocation between the Company and its clients, subcontractors and suppliers. Finally, the Company actively monitors the financial health of its vendors and subcontractors to ensure that its commitment to projects are not adversely impacted.

In addition, the Company's IT resources and other innovative tools allow it to significantly reduce loss of productivity through smart working solutions.

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Business

This section includes certain management estimates, which have been prepared based on the Company's analysis of publicly available information, such as annual reports and filings of its peers or competitors and press releases, together with its internal data.

Overview

The Company is a leading E&T company for the energy transition. The Company is positioned to play a critical role in assisting its clients work towards their net zero targets. Clients have to reconcile rising global demand for energy, increasingly stringent environmental and climate targets, rising social and political pressures and the need for affordable and reliable energy supply. The Company offers solutions to meet these challenges through its emerging clean energy technologies, its array of tools to lower traditional industries emissions, and its decarbonizing solutions for the global energy chain, all of which will allow its clients to diversify their offerings without diluting returns.

As one of the largest E&T companies by revenue, the Company offers what it characterizes as a full range of design and project development services to its customers spanning the downstream value chain, from early engagement technical consulting through final acceptance testing. The Company has adopted "Where energies make tomorrow" as its motto for communicating its expertise in natural gas as well as in a range of design, construction and industrial applications that the Company expects will become more prominent as the world transitions to a less carbon-intensive economy. The Company's core purpose is to combine E&T capabilities to bring forth new energy solutions and provide applications for the world's energy transition.

The Company's offering to its clients consists of Project Delivery, which corresponded to approximately EUR 2.5 billion of Adjusted Revenue for the six months ended 30 June 2020 (and EUR 5.0 billion of Adjusted Revenue for the twelve months ended 30 June 2020) and EUR 12.1 billion of Adjusted Order Backlog as of 30 June 2020, and Technology, Products and Services, which corresponded to approximately EUR 0.6 billion of Adjusted Revenue for the six months ended 30 June 2020 (and EUR 1.1 billion of Adjusted Revenue for the twelve months ended 30 June 2020) and EUR 1.1 billion of Adjusted Order Backlog as of 30 June 2020. The Company believes that it has been successful in meeting its clients' needs given its track record in managing large EPC projects. The Company's business focuses on the study, engineering, procurement, construction, and project management of the entire range of onshore and offshore facilities related to gas monetization, refining, and chemical processing from biofuels and hydrocarbons. The Company conducts large-scale, complex, and challenging projects often in environments with extreme climatic conditions. The Company relies on early engagement and front-end design as well as technological know-how for process design and engineering, either through the integration of technologies from its own proprietary technologies or through alliance partners. The Company seeks to integrate and develop advanced technologies and reinforce the Company's project execution capabilities in each project.

Energy transition is the Company's business for which it deploys its core capabilities to meet today's and tomorrow's energy challenges, whether in LNG (onshore and offshore liquefaction), in sustainable chemistry (biofuels, biochemicals, circular economy), for decarbonization (energy efficiency, blue hydrogen, carbon capture, utilisation and storage ("CCUS")) or for carbon free solutions (green hydrogen, offshore wind, nuclear).

The Company has key capabilities which are deployed throughout the energy landscape. It is present in conventional energy chains (oil and natural gas) as well as growing energy chains (CO2, hydrogen and biomass) and is already positioned in electricity which is the energy chain of the future. The Company delivers energy infrastructure and molecule transformation for key energy end use markets which include power, heating, agriculture, finished products (e.g., energy derived manufactured goods such as glass or plastics) as well as transportation fuel (such as diesel, kerosene and hydrogen). The Company can address early engagement, projects delivery, technology as well as products and services. Through its array of solutions and demonstrated track record, it is in position be selective as to the projects it takes on, and targets those with the most favorable rewards / risk profile. Ultimately it believes it will be successful because it can select clients and projects offering the most attractive returns.

The Company brings an 'architect mindset' to projects, meeting customer needs starting from energy source to end-use, The Company is feedstock agnostic with energy molecule transformation capabilities using bio-based feed or oil and gas, is technology driven by integrating complex technologies, including from its proprietary portfolio, to address project specificities and meet economic hurdles. Finally the Company believes that its track record is that of unrivalled execution through its proven operating model.

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The Company also provides support services to other critical industries, such as life sciences, renewables, mining and metals and nuclear.

The Company believes that it is differentiated from its competitors by its ability to offer clients a comprehensive portfolio of technologies, products, projects, and services. The Company's capabilities span from feasibility studies, consulting services, process technology know-how, proprietary equipment, and project management to full engineering and construction. The Company supports gas monetization, ethylene, hydrogen, refining, petrochemicals and polymers, fertilizers, and other activities. The Company's expertise in integrating process technologies, either proprietary or from third-party licensors, fosters early project engagement, with a significant impact on project economics.

The Company can license Company owned technologies in projects, as well as work with and integrate designs using third-party technologies:

•	The Company may sub-license a third-party's process technology as part of a larger project. For example, the Company may license its own proprietary ethylene technology, depending on the feedstocks and the customer's goals in the overall complex, or alternatively it may work with other process technology licensors to integrate such third party's technology as part of a Company developed overall design. A specific example is a situation where the Company designs a large ethylene facility in which the Company may integrate third party licensors' hydrogenation technology (from Axens or Shell for example) or butadiene extraction technology (from Air Liquide for example) as part of an overall design, which helps optimize the performance of the facility.

•	In other cases, the Company has implemented licensing cooperation agreements with third-party licensors where the Company is the licensor to the client. For example, the Company licenses SABIC's acrylonitrile butadiene styrene technology (for thermoplastic), as SABIC does not maintain engineering resources to function as a stand-alone licensor. The Company will then use its engineers to prepare a process design package that provides sufficient information to allow a licensee to contract for detailed E&C. The Company may in the process secure additional engineering hours as well as a share of the license fee and the client, SABIC in the present instance, is able to monetize an otherwise captive technology.

•	The Company performs FEED packages for clients/owners based on a third-party licensor's technology. The Company believes that clients engage the Company because of its understanding of the underlying technology and have confidence in its related engineering capabilities. For example, prior to investing to build a large chemical complex, a client will often hire the Company to take a process design package from a third-party licensor and create an integrated FEED package as well as, in certain instances, a total installed cost estimate for a given EPC.

•	The Company has numerous experts in various process technologies who are employed in the design of chemical complexes for the client's customers, which may use the Company's own proprietary process technologies or that of third parties. The Company's clients rely on the Company's expertise in various chemical processes so that it can help integrate the various technologies whether Company or third-party owned so that the facility operates efficiently or is designed for low CAPEX.

The Company manages an active research and development program. Approximately 50% of the research and development expenditure is deployed to improve the efficiency of process technologies in the current portfolio, including the reduction of raw material and energy consumption, capital cost reduction, as well as development of add-on technologies to enhance the offering. The balance of the investment is dedicated to growth of the portfolio through development of new processes or products such as proprietary equipment and catalysts that can be used in the existing portfolio. Much of this new product development is in collaboration with third parties (open innovation), which is important to accelerate the Company's strategy to strengthen and diversify the technology offering. Research and development collaboration with third parties is executed under development and commercialization agreements.

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The Company partners with some of the world's most well-known players in oil and gas for technologies, equipment, and construction worldwide. Additionally, the Company's project management consulting services leverage its expertise in the management of complex projects to the benefit of its clients.

History of TechnipFMC

In March 2015, FMC Technologies and Technip signed an agreement to form an exclusive alliance and to launch Forsys Subsea, a 50/50 joint venture. This alliance, which became operational on 1 June 2015, was established to identify new and innovative approaches to the design, delivery, and maintenance of subsea fields.

Based on the success of the Forsys Subsea joint venture and its innovative approach to integrated solutions, Technip and FMC Technologies announced in May 2016 that the companies would combine through a merger of equals to create a global subsea leader, TechnipFMC, that would combine the track record and know-how of Technip and FMC Technologies related to the production and transformation of oil and gas. The Merger was completed on 16 January 2017 and TechnipFMC began operating as a unified, combined company trading on the NYSE and on Euronext Paris under the symbol "FTI".

The Spin-off and Reasons for the Spin-off

On 26 August 2019, TechnipFMC announced that the TechnipFMC Board had unanimously authorized the preparation to separate the Technip Energies Business from TechnipFMC. On 15 March 2020, TechnipFMC announced that while the strategic rationale for the spin-off remained unchanged, the market environment resulting the COVID-19 pandemic was not conducive to completing the planned spin-off during the first half of 2020. The transaction will be structured as a spin-off of TechnipFMC's Technip Energies business segment (with a presence in 34 countries and over 60 years of operations), including Genesis (a company which the Company believes is well-positioned to meet the increasingly complex challenges in the oil and gas industry with proven FEED track record and capabilities). Technip Energies will also include Loading Systems, one of the main suppliers of solutions for handling a complete range of fluids and gases at ambient, elevated, and cryogenic temperatures, and at the full spectrum of operating pressures, and Cybernetix, active since 1985 in teleoperated systems, asset integrity monitoring, and inspection for hostile environments, which have historically been a part of the Surface Technologies and Subsea businesses of TechnipFMC, respectively. The Technip Energies Business refers to TechnipFMC's Technip Energies business segment (including Genesis), Loading Systems, and Cybernetix. While Genesis will be included in the Technip Energies Business, certain employees involved in subsea projects will remain with TechnipFMC. Technip Energies will offer what it believes to be a comprehensive portfolio of technologies, products, projects, and services with capabilities spanning early studies, technology licensing, proprietary equipment, and project management to full engineering and construction. Technip Energies will also support gas monetization, ethylene, hydrogen, refining, petrochemicals and polymers, fertilizers, and other activities, such as mining and metals, life sciences, renewables, and nuclear.

The spin-off builds on the results of the successful merger of Technip and FMC Technologies. The Merger created a fully-integrated subsea provider.

At the same time, the Technip Energies Business has a track record in the delivery of large and complex projects, built a backlog unprecedented for TechnipFMC, and positioned itself to continue capitalizing on growing demand for LNG and other renewable sources of energy. The performance of TechnipFMC since the Merger has made the spin-off possible and, when completed, Technip Energies believes that the spin-off will enable the two companies to unlock additional value. The Company believes that the strategic rationale for the spin-off is compelling based primarily on the following:

•	diverging customer bases and absence of substantial operational synergies between Technip Energies and TechnipFMC;

•	distinct and compelling market opportunities;

•	strong individual balance sheets and tailored capital structures;

•	distinct business profiles with differentiated investment appeal;

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•	increased management focus; and

•	enhanced ability to attract, retain, and develop talent.

It is expected that prior to the Effective Date, the General Meeting will adopt a resolution to amend the Articles of Association of Technip Energies to implement the governance structure of Technip Energies as a Dutch public limited liability company. The delivery of Technip Energies Shares will take place on the Payment Date. See "Listing―Expected Timetable" and "Description of Share Capital".

The Investment

In connection with the proposed spin-off, TechnipFMC entered into the Share Purchase Agreement with BPI, pursuant to which BPI will purchase from TechnipFMC for $200.0, subject to adjustment, a number of Technip Energies Shares determined based upon a thirty day VWAP of Technip Energies Shares, less a six percent discount. BPI, a société anonyme incorporated under the laws of the Republic of France, is a French public investment entity specializing in the business of equity financing via direct investments or fund of funds. BPI is a wholly-owned subsidiary of Bpifrance SA, a French financial institution jointly owned and controlled by the Caisse des Dépôts et Consignations, a French special public entity (établissement special) and EPIC Bpifrance, a French public institution of industrial and commercial nature. The Investment is subject to the conditions set forth in the section entitled "Share Purchase Agreement". Following the completion of the Distribution, TechnipFMC will retain approximately 49.9% of the Technip Energies Shares but intends to significantly reduce its shareholding in Technip Energies over the 18 months following the spin-off, including in connection with the sale of shares to BPI pursuant to the Investment. See "Share Purchase Agreement".

In connection with the spin-off and the Investment, the Company entered into the Relationship Agreement with TechnipFMC and BPI relating to certain rights and obligations of each of TechnipFMC and BPI as a holder of Technip Energies Shares. See "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies, TechnipFMC, and the Investors".

Competitive Strengths

The Company believes that its competitive strengths include the following:

Diversified E&T company with extensive capabilities. The Company believes it is one of the largest E&T companies by revenue and a market leader based on its portfolio offering, with over 60 years of greenfield and brownfield expertise in onshore and offshore facilities design and construction. The Company's main activities include executing E&T project work for clients in the LNG, FLNG, gas FPSO, gas monetization, refining and ethylene and petrochemicals sectors, services such as feasibility services, consulting and project management, process technology solutions with expertise in ethylene, hydrogen, oil refining, petrochemicals, polymers, gas monetization and renewables and supplying specialized products such as cryogenic loading arms, reformers, heat exchangers and furnaces. The Company believes that its culture of innovation and significant and differentiated capabilities give it a competitive advantage in LNG, ethylene, petrochemicals and polymers, renewables, oil refining for onshore, hydrogen, FLNG and gas FPSO, and floating and fixed platforms and structures.

Proven and disciplined operating model. The Company's execution capabilities are underpinned by a disciplined operating model, based on project selectivity and a rigorous risk and safety management process, which is informed from early engagement at pre-bidding to proposal, technology and innovation consulting through the project execution phase. Most of the Company's major projects started with early engagement where it can help, in particular through Genesis, define scenario development for a project, thereby influencing technology choices and defining specifications to reduce project execution risk and ensuring continuity throughout the project's lifecycle (from appraisal/selection, pre-feed and feed and finally to the EPC phase). This approach reduces the overall investment cost and the likelihood of delays, which enables successful execution and a reduction in the carbon impact. To further its differentiation in LNG, the Company is working to provide innovative solutions for the next generation of floating LNG and mid-scale LNG. The Company's financial performance over the past decades and throughout the energy industry cycle demonstrates its ability to deliver on its projects and services, thus validating its operating model.

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Favorable market outlook. The Company believes it is well-positioned at each major step of the hydrocarbon transformation chain. According to the IEA, gas and renewables are expected to represent a larger share of world energy sources:

•	Natural gas' share in the global energy mix is projected to grow by 2% over the period 2019 to 2014 (with LNG growing from 9% to 13% of gas mix within overall gas demand from 2019 to 2040);

•	renewables and bioenergy share in the global energy mix is projected to grow by 8% from 2019 to 2040; and

•	conventional sources in the global energy mix such as coal and oil are projected to contract across the same period, including a decrease of 7% for coal and a decrease of 3% for oil from 2019 to 2040.

Together, gas and renewables are expected to contribute 18 billion tonnes of oil equivalent to global energy use in 2040, as compared to 14 billion tonnes of oil equivalent in 2018. The aforementioned growth is expected to be driven by demand in LNG, a sector where significant opportunities will be present for greenfield and brownfield project execution.

Strong project execution and track record. The Company has a track record of executing some of the world's largest and most complex E&T projects such as Yamal LNG in Russia, the world's largest Arctic project and located beyond the Arctic Circle at a site which prior to Yamal LNG's construction had no land or sea access routes. The Company has also demonstrated leadership in LNG, having constructed more than 100 Mtpa of capacity (approximately 20% of the global liquefication capacity in operation today), including the world's first LNG project in Algeria in 1964 and the world's largest LNG trains in Qatar (the last of which began producing LNG in January 2011), which will benefit it in the current LNG cycle. The Company is a pioneer in FLNG, having constructed and delivered the world's first and largest FLNG, Petronas Satu in Malaysia. Having recently completed Shell Prelude in Australia, the Company is currently executing one LNG project, ENI Coral South in Mozambique, which is the inaugural facility in Africa. The Company believes these projects epitomize the new frontier in FLNG.

The Company has extensive experience in complex module fabrication and integration, which led to the successful early delivery of its flagship Yamal LNG mega project (including the third liquefaction train which was delivered 12 months ahead of schedule).1 The Company's ability to leverage its successful track record on the Yamal LNG project, notably the modular fabrication scheme, and the expertise and experience of its teams, led to the award in 2019 of the Arctic LNG 2 contract, which is expected to bring on-stream three LNG trains with total capacity of nearly 20 million Mtpa. This award demonstrates the Company's customers' confidence in its LNG expertise and track record of delivering the most ambitious and innovative E&T projects.

Focus on selected high value-add projects. The Company believes that natural gas is key to the energy transition, with significant new capacity still needed to meet future demand. LNG project sanctioning continues despite weakness in near-term gas price, with approximately 63 Mtpa sanctioned in 2019. According to the Company's internal estimates (which are derived from reported industry data and IEA estimates), approximately 140 Mtpa, equivalent to almost 25% of current capacity of approximately 550 Mtpa, will need to be brought online from 2020 onwards to bridge the supply gap for a market which is expected to reach approximately 690 Mtpa in 2035. The Company's assessment is that mega projects will be a major component in bridging this supply gap – and that the equivalent of approximately 15 mega projects (defined as projects with a capacity of over 10 Mtpa) will need to be sanctioned to meet this LNG demand. As the Company has a track record of deploying its services and products in support of mega LNG projects, the Company believes it is well-positioned to be a partner of choice to construct and develop other similar projects.

Comprehensive portfolio of technologies, consulting capabilities, and products. The Company believes that it has a comprehensive and diversified set of capabilities in the E&T sector. The Company's portfolio, which includes products and services delivered through Genesis, its proprietary Process Technologies portfolio, including equipment such as ethylene furnaces, its Loading Systems products and Cybernetix, and its project management consultancy services, provides the Company with the opportunity for early engagement in its clients' projects, differentiation based on proprietary technologies, and diversified products and service capabilities.

1 PAO NOVATEK Press release, 20 May 2019, http://www.novatek.ru/en/press/releases/index.php?id_4=3197

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Experienced management team and employees. The Company will be led by an experienced management team with an ability to drive project execution and lead innovation on some of the world's largest and most complex projects in the industry. The Company's Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer have an average of more than 25 years of international experience in the oil and gas industry. In addition, the Company's management team will be supported by an experienced and skilled workforce of approximately 15,000 with significant project execution capabilities that includes over 450 project management directors, managers and engineers and approximately 300 technical specialists (who are experts with recognized technical skills in their respective industrial fields). The management team's understanding of the Company and the markets in which it operates, combined with their project management experience, global perspectives, and a committed engineering and project execution workforce, give the Company the flexibility to adapt to the needs of its clients and anticipate the execution challenges to meet those needs.

Financial strength and stability. The Company's two main activities, Project Delivery and Process Technologies, Services, and Products, contribute to financial strength through backlog E&T revenue with significant visibility due to the long cycle of projects and a relatively predictable cash generation cycle whereas the Company's Technologies, Services, and Products revenue features steady growth, shorter cycle for execution and defensible margins. The Company believes its business model is characterized by attractive financial metrics, including higher profitability, higher backlog coverage and lower leverage, when compared to those it views as its industry peers. Additionally, the Company's sizeable backlog as well as an asset light business model (with a total property, plant and equipment value of EUR 108 million as of 31 December 2020, representing approximately 1.3% of the Company's total assets) provide the financial strength and stability to position the Company to execute its strategy.

Strategy

The Company's strategy is primarily based on the following:

Differentiating in project execution. Project execution continues to be a central focus of the Company's strategy relying on three important components: selectivity, technology, and proven delivery model:

•	the Company's selectivity of clients, projects, and geographies serves to drive early engagement, leading to influence over technological choices, design considerations, and project specifications that reduce execution risk and help make projects economically viable.

•	the Company believes that its technology portfolio allows it to reduce technical and project risks, leading to both schedule and cost certainty while always being committed to safety.

•	through the Company's global, multi-center Project Delivery model complemented by partnerships and alliances, the Company aims to leverage its experience in risk management with a view to optimizing the execution of complex projects.

Leveraging the energy transition. The Company believes its strength in gas and its commitment to emerging sustainable chemistry and carbon capture buttress its position to help the world energy supply pivot in the energy transition to lower carbon intensive methods.

According to the IEA, natural gas will outperform more carbon-intensive coal and oil as its contribution to the world energy mix is expected to increase. Natural gas is expected to help bridge the energy transition, helping to meet the increasing demand for energy while lowering greenhouse gas emissions when compared to current fuel sources. As the only fossil fuel expected to gain share in the coming decade, it will require significant investment in new infrastructure.

The Company estimates, building on IEA data and applying baseline assumptions on GDP and population growth sourced from the United Nations and considering the number of mega projects that the Company is in the process of tendering for, or for which clients are conducting feasibility studies, that the annual spend in terms of CAPEX for its existing markets by 2030 for the Company's targetable prospects will amount to approximately EUR 70 billion (which breaks down into EUR 10 billion to EUR 15 billion for LNG and gas monetization, EUR 10 to EUR 15 billion for offshore and EUR 40 billion to EUR 45 billion for traditional downstream), corresponding to a constant annual growth rate of between 1% and 5%, which correlates to expected GDP growth. In addition, the Company estimates that by 2030 the annual spend in terms of CAPEX for its growth markets will amount to approximately EUR 20 billion (which breaks down into EUR 5 billion to EUR 10 billion for hydrogen, EUR 5 billion to EUR 10 billion for sustainable chemistry and EUR 1 billion to EUR 5 billion for CO2 management), corresponding to a constant annual growth rate of between 5% and 15%, and that the annual spend in terms of CAPEX for its adjacent markets by 2030 will exceed EUR 15 billion (which breaks down into EUR 5 billion to EUR 10 billion for services, EUR 1 billion to EUR 5 billion for energy transition portfolio expansion and EUR 5 billion to EUR 10 billion for diversification in unrelated industries such as life sciences, mining, metals and nuclear, as well as agritech), corresponding to a constant annual growth rate of between 5% and 10%. The key drivers for the foregoing growth are expected to be transport and power, demand for finished products and agricultural fertilizers which are themselves a product of population growth, GDP growth, policies and societal evolution, end user needs and increased focus on carbon emissions reduction.

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As the concern related to global warming grows, energy efficiency will become increasingly important and technologies that help mitigate climate change are likely to find broader acceptance. One of the Company's core competencies from its E&T activity is optimizing architecture designs from energy source to energy demand. Additionally, the combination of the Company's E&T ability and its Technology, Products and Services activity offers clients various solutions to integrate complex technologies to meet project requirements and reduce costs. Certain technologies acquired or developed by the Company have the potential to assist in the energy transition.

One such technology, CCUS aims to reduce emissions of CO2 greenhouse gas emissions. TechnipFMC has built more than 50 installations for the removal of carbon dioxide and sulphur components from natural gases, using technologies such as membranes and physical / chemical solvents. CCUS projects also involve compression and CO2 reinjection. The Company's experience in revamping and modifying existing plants is an indication of its ability to retrofit CCUS to existing process plants and power stations. Also in 2013, the Company and Shell forged a strategic alliance to market CCUS projects globally, combining its EPC expertise with Shell's CO2 capture technology. The alliance offers "one-stop shop" CCUS projects to the power generation industry backed by the collaboration of the Company's respective experts.

This provides the Company with the opportunity to build on its leadership in LNG, FLNG, and the broader gas value chain, including gas processing and petrochemicals. The Company is also expanding its capabilities in sustainable chemistry, biofuels, CCUS, and renewables with a very active pipeline of opportunities that include both engineering studies and ongoing projects. The Company believes it possesses the critical skills, know-how, and reputation to be a relevant player in this new generation of green projects and will continue to explore technology developments to expand its capabilities. The Company believes its successful track record in biofuels and biopolymers demonstrates its ability to leverage both its technological portfolio and E&T execution skills. For example, the Company provided the technology licensing for a plant in India that produces epichlorohydrin from glycerin, a renewable feedstock, by way of a license agreement for the Company's EPICEROL technology. Additionally, the Company provided E&T contracting to support Neste in expanding a renewable biofuels refinery in Singapore.

Furthering the Company's leadership through technology and digital. The Company has developed its digital capabilities to derisk project execution and create new business opportunities by connecting intelligence from data, people, assets and companies.

The Company's ambition is supported by four pillars: data and analytics as foundations, innovative digital project execution, digital asset delivery and digital services offering.

The Company continually invests in digital innovation and technology. Examples of the digital tools that the Company is currently using are:

•	Ultra Front-end Suite: a cloud digital platform developed by Genesis which is used in evaluating field development options for customers through fast and clear data visualization. The suite combines in-house tools including Cloud Adept (which allows automated engineering & cost estimating) and Gen-Cat.

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•	Spyro: asset management solution assisting customers to optimize operations and enhance asset availability and reliability.

•	Easyplant: in-house integrated construction project management platform.

•	Speed model: Standardized Project Execution and Engineering Digitalization model, the objectives of which are to take system engineering to the next level with a customized approach reflecting deliverables, de-risk procurement and construction and embrace a fully digital and integrated data-centric mindset.

Certain of the technological innovations the Company has developed or invested in are to be the foundation of a full "digital twin". A "digital twin" allows a user to manipulate and analyze all information related to an asset as well as to operate in a 3D model, all in real-time, in order to better plan its lifecycle and improve decision-making processes.

As part of its digital offering, the Company has developed a Plant Performance Improvement tool which is now part of its advisory portfolio. Plant Performance Improvement consists of real-time process monitoring to identify optimization actionable variables including financial (economics and KPI monitoring), energy (efficiency and carbon footprint), production (performance, troubleshooting and debottlenecking). This tool finds applications in a wide array of fields, including offshore and onshore, energy transition (CCUS, sustainable chemistry, hydrogen, etc.) as well as upstream and downstream.

Innovation. Innovation is and will continue to be central to the Company's success, with its laboratory and engineering centers working to add to its technology portfolio. The Company's R&D footprint includes:

•	Its laboratory in Weymouth in the U.S. which focuses on testing and developing technologies used in petrochemical applications.

•	Its laboratory in Frankfurt, Germany, which is principally focused on polymer and sustainable chemistry.

•	Its R&D-focused offices in Claremont and Monterey, California.

The Company's facilities include fully automated pilot plants that test catalysts and gather design data required to scale-up processes for commercialization. The Company's experience and know-how allow it to accurately evaluate a technology and determine its technical and economic viability. The Company is also developing an R&D incubator-like approach, in particular through Cybernetix which is active in the field of advanced robotics and surveillance.

The Company supports the scale-up of potential break-through technologies, often through collaboration with smaller technology companies or start-ups:

•	The Company is collaborating with Clariant for the commercialization of catalytic technologies such as EARTH and acrylonitrile.

•	The Company works with BTG Bioliquids B.V., on joint engineering, procurement and modular construction based on its Fast Pyrolysis Bio-Oil technology.

The Company also partners with research institutions over the world:

•	The Company has been collaborating with the Commissariat à l'énergie atomique et aux énergies alternatives in France on innovation and technology since 2011, with the current focus being energy transition and digital.

•	Its Indian operating center collaborates with the Mumbai Indian Plastics Institute, the Delhi Institute of Technology and the Bangalore Institute of Science.

•	The Company is joining the MIT's Industrial Liaison Program, which its Boston office will aim to leverage.

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Principal Products and Services

Project Delivery

The Company's approach to project delivery focuses on early engagements, with the combined application of E&T technical knowhow and technology and process-based consulting, helping clients model multiple development scenarios and project concepts in order to optimize the technological and design specifications given the site, end-market and other constraints and opportunities. Most of the Company's projects commence with early engagement. The Company believes this phase enables the Company to participate in value creation for its clients who can appraise and select the most compatible solution pre-FEED. Once the most suitable technology and design solution has been identified, the Company applies its execution capabilities using its FEED and EPC services prior to initiating project delivery. By focusing on early engagement, the Company offers the potential for reduced project execution risk, more adaptive lifecycle planning and scheduling, the combination of which can reduce overall CAPEX, schedule and carbon impact. The following provides an overview of the sectors and applications in which the Company is active in project delivery.

Natural Gas Treatment and Liquefaction

The Company has been a pioneer in LNG from its beginning and has 50 years of experience in the LNG industry. The Company offers a complete range of services across the gas value chain to support its clients' capital projects from concept to delivery. The Company's capabilities include the design and construction of facilities and associated infrastructure for LNG, GTL, and natural gas liquids, including facilities and equipment related to regasification, recovery, gas treatment and LNG to power.

In the field of LNG, the Company pioneered base-load LNG plant construction through the first-ever facility in Arzew, Algeria (Camel LNG). Working with its partners, the Company has constructed facilities that can deliver more than 105 Mtpa, which is a significant portion (i.e., approximately 20%) of the global liquefaction capacity in operation today (i.e., approximately 540 Mtpa production delivered worldwide, with an additional 40 Mtpa being under construction at the end of 2019). As a result of this experience, the Company has acquired know-how and conceptual design capabilities in the design and construction of LNG facilities that customers require, as evidenced by the fact that the Company has been engaged as a "tier 1" contractor by supermajors and other end customers with responsibilities for project management and execution, and not as a sub-contractor of other EPC providers. The Company has engineered and delivered a broad range of LNG plants, from mid-scale to very large-scale plants, both onshore and offshore, and plants in remote locations. The Company has experience in the complete range of services for LNG receiving terminals from conceptual design studies to EPC. Reference projects include LNG trains in Qatar (the six largest ever constructed with a capacity of 7.8 Mtpa), Yemen, a series of mid-scale LNG plants in China, and the Yamal LNG plant in the Russian Arctic with the three trains put in production before the end of 2018. During 2019, the Company was awarded the Arctic LNG 2 project for Novatek. The Company estimates that an additional 150 Mtpa will come online by 2035 for a total installed base of 690 Mtpa.

The Company is also active in the GTL market and is one of the few contractors with experience in large GTL facilities. The Company's clients also benefit from its development of environmental protection measures, including low nitrogen oxide and sulfur oxide emissions, waste-water treatment, and waste management.

The Company specializes in the design and construction of large-scale gas treatment complexes, next generation mid-scale LNG for economic solutions for smaller reserves as well as existing facility upgrades. Increasingly, LNG is being off taken and sold for energy demand in emerging markets where smaller offtake volumes and contracts of shorter durations are the preference. As a result, project sponsors are adopting modularization, which is to say the design and construction of onshore LNG trains assembled on-site from prefabricated components permitting the project to be expanded in function of demand. The Company is a pioneer in modular applications for onshore, nearshore and offshore LNG, having worked on some of the first FLNG facilities assembled from modular components (for Petronas). Modularization supports the scalability of onshore trains, thereby permitting both greater cost and schedule certainty in LNG and is particularly suited for (i) remote locations, such as Yamal, which was assembled from 142 modules (with some modules weighing as much as 7,000 tons), (ii) site-constrained gas reserves, such as Petronas Satu in Malaysia, which was assembled from 22 modules and (iii) projects requiring multi-center execution where assets are dispersed across a site area, such as Artic LNG 2, which is being assembled with three gravity-based structures and 42 modules to date. Gas treatment includes the removal of carbon dioxide and sulfur components from natural gas using chemical or physical solvents, sulfur recovery, and gas sweetening processes based on the use of an amine solvent. The Company has extensive experience in the field in relation to sulfur recovery units installed in refineries or natural gas processing plants. Given its long-term experience in the field of sour gas processing, the Company can provide support to clients for the overall evaluation of the gas sweetening/sulfur recovery chain and the selection of optimum technologies.

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The Company is also providing cleaner solutions for both brownfield and greenfield LNG projects as 75% of emissions occur during pre-treatment and liquefaction within the LNG value chain The Company's low-to-zero carbon LNG portfolio includes solutions to tackle CO2 from feedstock (compression of CO2 and dehydration of CO2), CO2 emissions by gas turbines (increase process & power generation efficiency, fuel gas decarbonization through H2 substitution and/or CCUS, as well as power generation with CCUS or renewables), CO2 and methane leaks (by way of venting / flaring reduction, minimizing fugitive emissions and minimizing water use, wastes and sludges).

Ethylene

Ethylene is a hydrocarbon which is used as a base product for many syntheses in the petrochemical industry including plastics, solvents, cosmetics, pneumatics, paints and packaging. Ethylene is usually produced through steam cracking by which hydrocarbons and steam are heated to convert large hydrocarbons into smaller ones, including ethylene. The Company has proprietary as well as licensed technology relating to the design and construction of ethylene steam crackers, the furnaces that power them as well as related heat transfer equipment and optimization software. The Company believes it is a leader in the design, construction, and commissioning of ethylene production plants, having been responsible as EPC contractor for the construction of approximately 150 plants of which more than 45 are greenfield projects and the remainder being modernization projects of existing plants. The Company believes that it is also a leader in ethylene production related technology and estimates that its market shares in licensing is approximately equal to 40% of new licenses granted since 2010. As such the Company believes it is the global leader for ethylene based on the number of active ethylene production facilities delivered in terms of installed base. Installed base is a measure of the number of plants and their capacity and is derived from data collected by the Company on the ethylene market and is not a function of revenues (revenues in respect of a relevant contract are recognized during the period where project execution takes place and any ranking based on this criteria would only reflect activity over a given year but not the overall experience of the companies active in this market).

The Company designs steam crackers, from concept stage through construction and commissioning, for both new plants (including mega-crackers) and plant expansions. The Company has been involved in the design, construction or upgrade of the world's largest steam cracker (Dow LHC9, USA), the world's largest mixed cracker (Sadara, Saudi Arabia) and the world's largest refinery off gases cracker (Jamnagar, India), all in terms of capacity.

The Company has a portfolio of technologies and is strategically positioned to be both a licensor and an EPC contractor. The Company's technological developments have improved the energy efficiency of furnaces in ethylene plants and reduced the compression power required per ton of ethylene produced, with carbon dioxide emissions produced per ton declining by 30% over the last 25 years. The Company also estimates that use of its proprietary ethylene technology and equipment yields a 5% to 10% reduction in fuel consumption per ton of ethylene produced. The Company's continuous innovation in ethylene technologies has resulted in significant capital cost reductions and improved operating efficiencies for its clients. A recent example is the deployment with a modular approach enabling continuous operations during the project upgrade at Shell's Moerdijk facility of a new cracking furnace design with the replacement of 16 older units with eight new units, without reducing capacity which will reduce total annual emissions at the facility by 10%.

Hydrogen

Hydrogen is the most widely used industrial gas in the refining, chemical, and petrochemical industries, and is expected to become widely used as a clean energy carrier in the future including as fuel for transportation according to a report published by the IEA in June 2019. Based on information provided by the Hydrogen Council of which the Company is a member and the IEA, the Company estimates that CAPEX for hydrogen production will scale up by circa EUR 90 billion over the period 2020-2030. Longer term, until 2050, the Company estimates that blue hydrogen production will increase by circa 15% and green hydrogen production will increase by circa 20%, all on a compounded annual growth rate.

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The Company offers a single point of responsibility for the design and construction of hydrogen and synthesis gas production units, with solutions ranging from process design packages to full lump-sum turnkey projects. The Company also offers services for maintenance and performance optimization of running units. The Company's track record is further supported by the fact that the Company has delivered over the past 50 years more than 270 hydrogen plants to its clients (which the Company estimates, based on Company data, to represent approximately 35% of the installed base and as such would represent the largest number of plants that a single E&T company has delivered). As such, the Company believes it is the global leader for hydrogen based on the number of new crackers which have been awarded or for which the client has announced that a licensor has been selected since 2010. Installed base is a measure of the number of plants and their capacity and is derived from data collected by the Company on the hydrogen market and is not a function of revenues (revenues in respect of a relevant contract are recognized during the period where project execution takes place and any ranking based on this criteria would only reflect activity over a given year but not the overall experience of the companies active in this market).

As the world energy transition is expected to accelerate based on current and stated policy objectives, the Company expects that the demand for carbon neutral hydrogen will replace traditional hydrogen production processes. Carbon neutral hydrogen can be produced either from renewable power and electrolysis (known as "green hydrogen") or by way of "blue hydrogen", which is defined as fossil-based hydrogen with a sharply reduced CO2 footprint by resorting to CCUS technologies. Barclays, IEA's and the Hydrogen Council's materials outline the following trends as they relate to hydrogen: political decisions and existing infrastructure will drive the choice between blue and green hydrogen, with blue hydrogen being the most scalable option today, whereas green hydrogen economics are expected to become competitive longer term, with its development being linked to carbon-neutral electricity development, government funding, with public policy providing the requisite support to accelerate the transition.

The Company anticipates a wave of blue hydrogen opportunities in the medium term including 10-20 CO2 capture units to be retrofitted on existing assets and is well positioned to address this growing market. The Company further aims to combine its extensive experience with hydrogen reforming technologies and in CO2 management to offer a combined offering to clients who are seeking more environmentally-friendly modes of production.

The Company is also working with customers and partners to improve green hydrogen project economics to enable future onshore and offshore large-scale projects. The Company has signed in October of 2020 a memorandum of understanding with McPhy, a leading manufacturer and supplier of carbon-free hydrogen production and distribution equipment, pursuant to which the Company will jointly work on technology development and project implementation. Furthermore, the Company and Air Products have formed a long term (signed in 1992 and extended in 2009) global business alliance for hydrogen and synthesis gas facilities pursuant to which the Company licenses its proprietary technology and provides design and engineering services while Air Products contributes its gas separation technology. The Company is otherwise conducting several studies and pilot project references and actively bidding larger green hydrogen projects.

The Company foresees significant development in offshore hydrogen, by combining offshore wind and hydrogen transformation. It is actively looking into this emerging market which will call upon integration capabilities of electricity and hydrogen production as well as the ability to design offshore to onshore field architecture. This is an area in which the Company is seeking to leverage its 50+ years of offshore experience and which may find applications in near shore (ports) as well as more remote areas.

Petrochemicals and Fertilizers

The Company believes it is one of the world leaders in the process design, licensing, and construction of petrochemical units, including basic chemicals, and intermediate and derivative plants. The Company has engineered and delivered more than 350 fertilizer facilities and integrated units. The Company's portfolio encompasses processes to manufacture a wide range of products derived from aromatics, olefins, styrenics, and phenolics. The Company provides a range of services that includes process technology licensing and development and full EPC complexes. One example of the Company's work is Etileno XXI, Latin America's largest petrochemical complex.

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Sustainable Chemistry

Sustainable chemistry encompasses biofuels, bio-based chemicals as well as the development of the "circular economy". Biofuels are liquid or gas fuel derived from biomass. Research and application in this area include, among other things, second generation bioethanol and second generation biodiesel, which can be manufactured or extracted from non-food biomass and waste products from other chemical refining processes, thereby reducing the agricultural land required to produce such fuel sources and the intensity of water and other inputs. Bio-based chemicals refers to finished products derived from biomass such as biopolymers which are in turn used for a variety of energy or industrial applications and the breakdown, reuse or recycle of other waste products for industrial or energy applications. The circular economy seeks to harness virtuous cycles pursuant to which process output or waste product becomes an input for another process, such as extracting bio-oil from pyrolysis or monomers from depolymerization.

The Company is active in sustainable chemistry with several project references. The Company is building the expansion of a bio-diesel refinery together with a new hydrogen production unit using the Company's steam methane reforming proprietary technology for Neste in Singapore. Neste's Singapore plant upgrade is a significant contract representing between EUR 75 and EUR 250 million in revenue and is a direct consequence of the successful realization of Neste's Singapore (the largest bio-diesel plant in the world) and Rotterdam world-scale bio-diesel plants in the late 2000s. Neste commissioned a technical review of the technology, the conclusions of which are that adoption of the bio-fuel technology enables a reduction in CO2 emissions of between approximately 40% to 90% as compared to fossil fuel. Another recent example is a joint venture, the PLAnet alliance with Futerro and Sulzer to promote the production of sustainable plastics made of poly-lactic acid (a compostable or recyclable polymer derived from sugars that can replace petroleum-based plastics). This collaboration will support manufacturers interested in entering the bioplastic market by delivering integrated poly-lactic acid technology packages. The Company is conducting advisory and EPC work for a demonstration plant for Carbios' enzymatic recycling process for PET plastics through depolymerization. The Company has the critical skills, know-how, and reputation to be a relevant player in this new generation of green projects, further strengthening its role in the transition to a lower carbon economy. The Company's proprietary EPICEROL technology which is used for the production of epichlorohydrin (ECH) from glycerin is another example of successful deployment of sustainable chemistry. It is a breakthrough technology with respect to conventional propylene-based processes and presents major advantages relative to other glycerin-based technologies. For example, it uses renewable materials (as opposed to raw fossil fuel materials), produces less CO2 emissions and water effluents, creates fewer chlorinated by-products, consumes less water and chlorine and uses less steam. EPICEROL is used in the production of epoxy resins for in multiple applications such as adhesives, electronics and composites. The Company has signed its first EPICEROL Technology License Agreement with Meghmani Finechem Ltd. in India. The Company has entered into a partnership in bio-fuel with Dutch company BTG -BTL. In the area of circular economy, the Company is working with BP Infinia to address plastic waste, enabling the circularity for difficult-to-recycle PET plastic waste, such as highly-colored bottles and food trays.

Oil Refining

The Company believes itself to be a leader in the design and construction of oil refineries based on a track record of 30 refineries built worldwide (of which seven have been built since 2000) as well as 100 major expansion or revamping projects and approximately 850 process units built. Key industrial references include the Dung Quat refinery in Vietnam, the Jubail refinery in Saudi Arabia (the world's deepest conversion refinery), the expansion of Burgas, the world's largest heavy oil residue hydrocracker, the integrated refinery and petrochemical complex of Rapid in Malaysia, and BAPCO, a refinery expansion project in Bahrain. The Company believes it has expertise in the technological fields that impact future development in oil refining as it licenses refining technologies such as catalytic cracking and hydrogen and through close collaboration with other international licensors, it offers expertise in refining modeling and process including the integration with petrochemicals. The Company manages all aspects of oil refining projects and integrated petrochemical complexes worldwide, including the preparation of concept and feasibility studies, and the design, construction, and start-up of complex refineries or single refinery units.

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Floating Liquefied Natural Gas

Leveraging more than 50 years of offshore experience, Technip Energies is a leader in floating LNG. FLNG is an innovative alternative to traditional onshore LNG plants and is suitable for remote and stranded gas fields that were previously deemed uneconomical. FLNG is a commercially attractive approach to the monetization of offshore gas fields. It avoids the cost of building and operating long-distance pipelines and extensive onshore infrastructure. The Company pioneered the FLNG industry by engineering and delivering the world's first FLNG facility in Malaysia, the world's largest FLNG facility in Australia, and is currently executing ENI's Coral South FLNG in Mozambique, a 3.4 Mtpa offshore LNG production facility involving a 432 meter double hull vessel with a capacity of 220,000 tons which will be installed offshore Mozambique in East Africa. The design and delivery of Coral South FLNG addresses a number of challenges that the Company seeks to solve for its clients, namely: (i) delivering infrastructure in challenging conditions, as the plant must be capable of handling category five cyclones and serve a production site where there was no previous infrastructure, (ii) modularization to permit scaling up of the facility according to commercially exploitable reserves and demand and (iii) handling multiple legs of the project delivery, from construction and design to services, as the Company is providing engineering, procurement and construction plus installation and commissioning (start-up) services. Today the Company counts among its core competencies the ability to develop liquefaction engineering solutions for minimal footprint and split construction to minimize module integration – each of which can accompany exploration and production companies to their newest fields. Additionally, its track record in delivering the aforementioned FLNG facilities has helped the Company acquire experience in split construction, process intensification, quayside completion of functional modules and minimization of interfaces between components which can further reduce cost and help render such projects more viable, which the Company believes is essential given the IEA data on expected LNG demand.

Floating Production, Storage and Offloading

FPSOs enable offshore production and storage of oil, which is then transported by a tanker where pipeline export is uneconomic or technically challenged (for example, ultra-deepwater). FPSOs utilize onshore processes adapted to a floating marine environment. They can support large topsides and hence large production capacities. Leveraging its capabilities in gas monetization, particularly FLNG, the Company believes that it is well-positioned to secure future EPC contracts for the design and construction of gas FPSOs which are expected to come up for tender the increased focus on natural gas identified in the IEA prospective data to 2040.

Fixed Platforms

The Company offers a broad range of fixed platform solutions in shallow water, including: (i) large conventional platforms with pile steel jackets where topsides are installed offshore either by heavy lift vessel or float over; (ii) small, conventional platforms installed by small crane vessel; (iii) steel gravity-based structure platforms, generally with float over topsides; and (iv) small to large self-installing platforms.

Floating Production Units

The Company offers a broad range of floating platform solutions for moderate to ultra-deepwater applications, including:

•	Spar Platforms: Capable of operating in a wide range of water depths, the Company is the leader in the design and delivery of Spars, having built and delivered 19 out of 23 Spars constructed to date. A Spar is a low motion floater that can support full drilling with dry trees or with tender assist and flexible or steel catenary risers. The Spar topside is installed offshore either by heavy lift vessel or float over.

•	Semi-Submersible Platforms: These platforms are well-suited to oil field developments where subsea wells drilled by a mobile offshore drilling unit are appropriate. Semi-Submersibles can operate in a wide range of water depths and may have full drilling and large topside capabilities. The Company has its own design of low-motion Semi-Submersible platforms that can accommodate dry trees.

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•	Tension-Leg Platforms: An appropriate platform for deepwater drilling and production in water depths up to approximately 1,500 meters, the Tension-Leg Platforms can be configured with full drilling or with tender assist and are generally dry tree units. The Tension-Leg Platforms and the Company's topside can be integrated onto the substructure in a cost-effective manner at quayside.

Offshore renewables

The Company believes it is an ideal partner for offshore renewables projects, in particular in the floating offshore wind industry. The Company has several references in the field, from concept studies to project work, and was involved in several world firsts, including the delivery of the world's first full scale floating turbine for Equinor's Hywind Demo in Norway, the assembly and installation of a floating wind park comprising five turbines for Equinor's Hywind pilot in Scotland and the innovative spar design for the Google-led Makani energy kite pilot. Through its combination of inhouse expertise and experience, as well as strategic partnerships, the Company can address the complex challenges of floating offshore wind, leveraging a 50-year offshore track record demonstrating capabilities in field architecture design, floating structures in harsh environments and creating more economical floater designs, the latter of which is critical to the successful development of the floating offshore wind industry.

The Company's key differentiator is its ability to manage risks and multi-interfaces in the marine environment, positioning itself on the electricity chain from power generation, to high voltage direct current and the floater. The Company therefore believes it is well-positioned to capitalize on the expected rapid growth over the next twenty years and beyond.

High Value Modules

High value modules for new offshore projects and existing infrastructure revamps bring standardized and lean design in order to improve project economics and optimized performance and are used for gas processing, utilities management, unmanned options and decarbonization. The Company has also developed for its traditional offshore market distinctive capabilities including lay out and modularization, HSE design, weight and center of gravity management and transport and installation. The Company brings to this yard management expertise and harsh environment experience. Finally, the Company has also developed its megamoduleTM concept which optimizes project economics.

Downstream

Over the years, the Company has developed differentiating offerings by decarbonizing infrastructure notably thorough efficiency gains and when carrying out revamping projects introducing feedstock flexibility, HSE upgrades and environmental upgrades. The Company provides support to its customers to optimize production and to further integrate refining and petrochemicals processes and by providing digital services for the management of facilities and lifecycle management.

CO2 management

The Company is building its CO2 management business line for deployment throughout a project's lifecycle It is able to deliver innovative solutions to fulfil customer low-carbon goals. Its solutions increase efficiency of proprietary and alliance technologies and equipment, thereby helping customers decarbonize existing assets. It is seeking to ramp up affordable and scalable capture solutions.

The Company has more than 50 references in CO2 removal. It has in-house capabilities to deliver blue hydrogen plants. The Company anticipates that 10-20 CO2 capture units will be retrofitted to existing assets in the medium-term. See also "—Hydrogen".

The Company has developed through Kanfa, a Norwegian subsidiary, a high value carbon capture module for industrial application based on Shell's CANSOLV® amine technology. Kanfa has recently delivered in twenty-one weeks a 2,000 tons CO2 per year capture pilot project incorporating this technology for Fortum Oslo Varme's waste-to-energy plant. This is part of a FEED study which may pave the way to a full-scale plant at Klemetsrud which would capture up to 400,000 tons of CO2.

The Company is designing innovative field architecture to overcome CO2 management challenges, its Offshore C-Hub concept. An adaptable, relocatable and flexible offshore solution, Offshore C-Hub centralizes emissions from multiple locations and sources and in varying quantities by sequestrating CO2 in offshore aquifer or depleted reservoirs. It combines onshore CO2 capture and liquefaction, transportation via liquefied CO2 carriers and finally injection and sequestration. The Company's early assessment of Offshore C-Hub's CO2 footprint is that its emissions represent less than 2% of the CO2 that would be stored over a 25-year life-of field.

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Diversified industries

The Company is applying its core capabilities and leveraging its international footprint in life sciences, mining, metals and nuclear, as well as agritech. In life sciences, which is characterized by resilient customer spending with steady baseload demand and relocation wave, the Company has a substantial track record with more than 300 facilities delivered worldwide. The Company is considered to be a leading life sciences engineering service provider in France and is seeking to grow its international presence. In mining, metals and nuclear, a critical market for energy transition due to the need to source rare raw materials, the Company has both proprietary technologies and references in base metals including lithium. It is able to provide high-value services for decarbonization and field architecture. Agritech is a fast-evolving market adapting to decarbonization and circular trends. The Company is building a flagship reference with Ynsect's second production unit for insect vertical farming. Agritech is yet another industry where the Company expects to leverage process scale-up-expertise to support value creation.

Process Technologies, Services and Products

Process Technologies

The Company's portfolio of proprietary process technologies and its experience in the commercial application of these and other licensed technologies provide early involvement in projects that use its range of Project Delivery capabilities.

The Company develops, designs, commercializes, and integrates a wide range of technologies to complement and expand its offerings, and has experience in the commercial application of breakthrough technologies, which offers clients the advantage of an extensive portfolio of technological options for their processing projects. The Company's differentiating portfolio includes technologies in gas monetization, refining, petrochemicals and fertilizers, hydrogen and sustainable chemistry. In gas monetization, the Company has experience in delivering plants using Sasol's "Slurry Phase Distillate" technology, and the Company has provided FEED for the Fischer-Tropsch section of more than 60% of commercial coal-to-liquids and GTL capacity worldwide.

In refining, the Company is leveraging its technological expertise and refinery consulting services and can provide a selection of appropriate technologies to meet specific project and client applications. These technologies result in direct benefits to the client, such as emission control and environmental protection, including hydrogen and carbon dioxide management, sulfur recovery units, water treatment, and zero flaring. With a track record of executing refinery optimization projects, the Company believes it has experience and competence in relevant technological fields in the oil refining sector.

In petrochemicals and fertilizers, the Company licenses a portfolio of chemical technologies based on processes developed through its own research and development programs, as well as through long-standing alliances and relationships with leading manufacturing companies and technology providers. The Company has research centers to develop and test technologies for polymer and petrochemical applications, where fully automated pilot plants gather design data to scale-up processes for commercialization.

In hydrogen, the Company continues to improve and innovate its hydrogen technologies and has developed a new steam reforming technology utilizing an Enhanced Annular Reforming Tube for Hydrogen ("EARTH"). The Company's patented EARTH reactor technology facilitates capacity increases of up to 20% while enabling energy efficiency and reduced carbon footprint (up to 10% less carbon dioxide emissions per unit of hydrogen produced). The Company has provided its proprietary steam reforming technology for more than 270 hydrogen production plants worldwide, representing a market share of over 35%. In addition, the Company has solutions in place for carbon capture readiness in future hydrogen plants, targeting more than a two-thirds reduction in carbon dioxide release from the hydrogen plant. The Company has secured a license for autothermal reforming technology which is an alternative to steam methane reforming. The Company has signed a strategic alliance with Shell's CANSOLV enabling blue hydrogen and recently signed a memorandum of understanding with McPhy, a manufacturer and supplier of carbon-free hydrogen production and distribution equipment, pursuant to which the two companies will jointly work on technology development and project implementation.

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In sustainable chemistry, the Company has developed or acquired technologies such as first generation ethanol technology; ethanol to ethylene (Hummingbird technology); glycerol to epichlorohydrin (EPICEROL technology); and bio-based/bio-degradable plastics based on the Company's proprietary Zimmer technologies. Amongst the Company's proprietary technologies are Technip Zimmer polyesters technologies (relating to polyethylene furanoate, plytrimethylene terephthalate, polybutylene adipate teraphtalate and polybutylene succinate). Underscoring its attractiveness as a technological solution for epichlorohydrin, according to a technology assessment and analysis performed by Solvay, EPICEROL technology represents an investment of 30% less CAPEX versus traditional propylene-based processes, but yielded 61% less direct and indirect greenhouse gas emissions, and represented a 57% decrease in energy consumption.

Genesis

Genesis is an energy-focused consultancy that provides engineering and other technical solutions. Over a period of more than 30 years, Genesis has advised energy companies to maximize the value of their assets across the full lifecycle. Genesis activities are divided into two business streams – Oil & Gas Services as well as Energy transition and diversified services.

The Oil & Gas services stream specializes in the early phase study of upstream field development and has more recently extended its offering to midstream and downstream. Its field expertise, tools, and processes assist customers in making investment decisions. Genesis applies its wide suite of specialist engineering skills and global experience to frontier development, gas monetization, enhanced oil recovery, difficult fluids, and unconventional oil and gas.

Through Genesis' Energy transition and diversified services stream, the Company has developed significant expertise related to the energy transition and climate change adaptation. Genesis has been engaged in CCUS, or sequestration, which involves the study and technical development of the permanent disposal of CO2 into depleted reservoirs or saline aquifers, primarily to reduce CO2 emissions and meet climate change legislation. A recent application of this expertise is the Acorn CCUS and hydrogen project which involved screening and feasibility study to integrate the capture and storage of CO2 and reuse of existing pipeline infrastructure previously used to transport natural gas in the North Sea offshore Scotland and a plant for natural gas reformation into hydrogen.

In order to advise its clients towards net zero and assist them in developing projects with the best energy efficiency to environmental impact ratio, Genesis has developed its proprietary Gen-CATTM tool that focuses on carbon assessment and carbon emissions management studying the lifecycle assessment of clients' facilities, i.e., modelling the overall environmental impact of a given plant throughout its life cycle, and assisting clients improve the energy efficiency of their operations. Along with the rest of the Ultra Front EndTM Suite (UFETM), it enables a greater level of collaboration with customers as they evaluate their asset development opportunities.

Project Management Consultancy (PMC)

Leveraging project management core competencies, the Company provides a range of project execution consulting services. These services support clients' projects in situations where the Company has not assumed project execution responsibility. PMC services allow clients to achieve investment and safety objectives, as well as de-risking execution from technology selection to final delivery. Since inception Technip Energies' PMC team has provided 11 million total manhours in support of PMC customers, representing approximately 1.5 million manhours per year, which is usually carried out on a reimbursable basis. The Company's objective is to double the number of yearly manhour services provided in a mid-term horizon. The Company also provides consulting services to its clients after start-up of the facility.

Loading Systems

The Company provides land-based and marine-based loading and transfer systems to the oil and gas, petrochemical, and chemical industries. The Company's systems provide loading and transfer solutions using articulated rigid loading arms and swivel joint technologies and/or flexibles technologies. While its marine systems are typically constructed on a fixed jetty platform, the Company has developed advanced loading systems that can be mounted on a vessel or offshore structure to facilitate ship-to-ship and tandem loading and offloading operations in open seas or exposed locations. The Company has pioneered cryogenic loading arms necessary for the transport of liquefied gases. Both the Company's land-based and marine-based loading and transfer systems are capable of handling a wide range of products including petroleum products, LNG, and chemical products. The Company's loading systems products complement its core strength in LNG-related project delivery and provide an additional revenue stream and integrated offering.

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Cybernetix

The Company provides teleoperated and robotics systems, asset integrity monitoring, inspection for hostile environment including monitoring products (marine structures and mooring systems) as well as digital data capture and evaluation software. The Company also provides material testing and simulation services for complex materials behavior prediction.

Recent and Future Operations

Beginning in the first quarter of 2020, the Company experienced operational impacts as a result of COVID-19. These impacts included supply chain disruptions, productivity declines, and logistics constraints. There has been a resumption of activity from some suppliers, and the Company expects that other supply chain impacts will subside as regional restrictions are removed, subject to any future deterioration in the global COVID-19 situation. The Company believes, given the long-cycle nature of its projects, that it will be able to mitigate a majority of the impacts related to supply chain disruption.

Onshore market activity continues to provide a tangible set of opportunities, albeit at lower levels than previously forecast. The Company expects natural gas and renewables to take a larger share of global energy demand as evidenced by the record level of new LNG capacity sanctioned in 2019.

Market dynamics for LNG have shifted in recent months, and this will alter the broader LNG landscape in the near-term. The number of economically viable LNG projects is likely to decline, and many of the remaining qualified EPC contractors will be challenged in this period of subdued project sanctioning. Technip Energies has demonstrated resilience through past cycles, and the Company does not believe this is the start of an extended downturn for it. The Company has already been awarded two additional projects, Rovuma in Mozambique and Energia Costa Azul in Mexico, although both remain subject to final investment decision, and neither of these projects are included in the Company's backlog today. In addition, the Company is actively tendering a major project in the Middle East and performing front-end work on other LNG prospects, some of which are likely to move forward due in part to their strategic importance to their host country. The Company continues to believe that the long-term fundamentals for natural gas - LNG in particular - remain strong given its critical role as a transition fuel.

The Company believes it is well-positioned for growth in new liquefaction and regasification capacity as well as opportunities in biofuels, sustainable chemistry, and other energy alternatives. Active engagement in FEED studies provides a platform for early collaboration with clients and can significantly de-risk project execution while also supporting the Company's pursuit of EPC contracts. The Company's direct engagement led to the signing of a major EPC contract in July 2020 for the construction of a new hydrocracking complex for the Assiut refinery in Egypt. Additionally, the Company continues to selectively pursue refining, petrochemical, fertilizer and renewables project opportunities in the Middle East, Africa, Asia, Europe and North America as these sectors typically prove to be more resilient through a downturn.

Offshore market activity is expected to weaken in the near-term as sanctioning on a number of greenfield projects is likely to shift from the current year. Recent discoveries of offshore fields with reserves in regions such as Australia and East Africa are expected to benefit future activity; however, the timing of increased investment in these regions could be deferred. In the long-term, new upstream investment will also be required as gas becomes a bigger portion of the global energy mix.

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Technip Energies' Industry

Dependence on Key Customers

Generally, the Company's customers are major oil companies, national oil companies, and chemical companies. The Company has developed relationships with its main clients around its portfolio of technologies, expertise in project management, and execution.

Only one customer, JSC Yamal LNG, a joint venture led by Novatek, represented more than 10% of Technip Energies 2018 consolidated revenue. The Company consolidates all revenue from the JSC Yamal LNG partnership, including revenue associated with the minority partners of the joint venture. With the award of the Arctic LNG 2 project, for which Novatek is the lead of the client consortium, the Company expects that Novatek will continue to represent greater than 10% of the Company's consolidated revenue for 2020.

Competition

As one of the most diversified E&T companies, the Company differentiates itself from its competition by providing very early consultation through Genesis, a differentiated portfolio of proprietary process technology and related equipment, custody transfer and inspection products and industry-leading EPC project execution. As such, there are relatively few companies that offer the Company's full scope of products, services, and technologies. Most of the Company's peers compete against certain portions of its diverse portfolio, as noted below. In addition, it is common for large projects to be executed through a consortium of two or more E&T contractors depending on the scope and scale of a project. Therefore, it is not uncommon to work cooperatively with another E&T contractor on one project and to compete against that contractor on a subsequent project.

As the Company predominantly subcontracts the construction scope of its projects or executes such scope through consortium agreements, the markets served by its project delivery or service businesses require highly skilled and experienced resources. In such markets, the Company faces a large number of competitors, including internationally based companies (such as Chiyoda Corporation, JGC Corporation, Maire Tecnimont Group, Petrofac, Ltd, Saipem SpA, SBM Offshore N.V., Tecnicas Reunidas S.A., Wood plc, Worley Limited) and U.S. based companies (such as AECOM, Bechtel Corporation, Fluor Corporation, KBR, Inc.). In addition, the Company competes against smaller, specialized, and locally based engineering and construction companies in certain countries or for specific units such as petrochemicals.

In addition, the Company has a strong technology position through its diverse portfolio of leading process technologies and proprietary products notably in the hydrogen, sustainable chemistry, ethylene and petrochemical industries. Competition in such markets includes various players with different core capabilities, including Axens (IFPEN), Haldor Topsoe, Lurgi (Air Liquide), UOP (Honeywell), PT Davy (Johnson Mattey), KBR, Inc., GTT, Chart Industries, Linde AG, Shell Technology Solutions (Shell), Lummus Technology and Uhde (Thyssenkrupp), Dupont Clean Technologies (Dupont) and Stamicarbon (Maire Tecnimont).

Market Environment

As a diversified leader within the sector which is present in the full spectrum of the energy transformation chain (oil, natural gas, and biomass), the Company aims to leverage its engineering and project execution capabilities and experiences as well as its proprietary technologies and products across several markets. The facilities the Company designs and builds utilize different feedstocks, including hydrocarbon and renewable products, and the demand for these facilities can be impacted by the commodity price of these feedstocks. The demand for these facilities is also impacted by the projected demand for the end products (for example, LNG, fertilizers, etc.).

The onshore market is impacted by changes in oil and gas prices but is typically more resilient than offshore markets. Indeed, some downstream markets have benefited from low commodity prices where market fundamentals are influenced by other economic factors (for example, petrochemicals and fertilizers that are linked to global economic growth). This market dynamic is mostly present in developing countries with rapidly growing energy demand (in particular, Asia) and countries with abundant oil and gas reserves that have decided to expand downstream (in particular, the Middle East and Russia). The onshore market remains relatively small in Western Europe, although with a diversity of projects, including a second generation of bio ethanol plants. The North American onshore market is experiencing a strong recovery in the wake of the oil and gas shale revolution.

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Because the primary use of the Company's offshore technologies is in the oil and gas industry, the offshore market is more directly impacted by changes in oil prices. Offshore fields in the Gulf of Mexico, the Middle East, and the North Sea were the traditional backbone for investments in the last decade. Recent discoveries of offshore fields with reserves in other regions such as Brazil, Australia, and East Africa are expected to become drivers of increased investment. In the long-term, gas is expected to become a bigger portion of the global energy mix, requiring new investments in the upstream industry.

The oil and gas industry has historically experienced periodic downturns, which have been characterized by diminished demand for oilfield services and downward pressure on the prices the Company charges. While oil and natural gas prices had partially rebounded from the downturn that began in 2014, they fell in early 2020 to levels not seen since the early 2000s as a result of COVID-19 and tensions between OPEC producers and Russia leading to a glut of available supply. Price recovery and business activity levels will be dependent on variables beyond the Company's control, such as the ability of the world economy to recover from the recession resulting from COVID-19, geopolitical stability on the Arabian peninsula and in the Persian Gulf, OPEC's actions to regulate its production capacity and ability to continue to abide by its an agreement with Russia, changes in demand patterns related to both conventional and renewable energy, and changing landscape of international sanctions and new tariff barriers.

Seasonality

The Company's onshore business is generally not impacted by seasonality. The Company's offshore business could be impacted by seasonality in the North Sea and other harsh environment regions during the offshore installation campaign at the end of a project.

Sources and Availability of Equipment and Material

The Company purchases equipment and material from the global marketplace. The Company typically does not use single source suppliers; however, certain geographic areas of its businesses, or a project or group of projects, may heavily depend on certain suppliers. The Company believes the available supplies of equipment and materials are adequate to meet its needs.

Research and Development

The Company is engaged in research and development activities directed toward the improvement of existing technologies, products, and services, the design of specialized products to meet customer needs, and the development of new products, processes, and services. A large part of the Company's research and development spending has focused on the improved design and standardization of its process technologies and products to meet its customer needs.

The Company invests in these main onshore research and development areas: (i) the development of process technology and equipment for economy of scale; (ii) continuous improvement of its proprietary process technologies and other solutions to reduce operating and investment cost; and (iii) diversification of its proprietary technology offering.

The Company's offshore research and development efforts are focused on improving the economics of its clients' diverse, fixed and floating platform projects. In LNG, the Company focuses its research and development activities on FLNG, where significant economic improvements are possible. Additionally, to further reduce operating and investment costs, the Company continues to progress the development of robotic solutions for offshore platforms through Cybernetix and work towards a standard and adaptable design for Normally Unmanned Installations. The Company is also evaluating the various opportunities that will emerge as the industry demands shifts as part of the energy transition, including opportunities in biofuels, sustainable chemistry, and other energy alternatives. The Company continues to assess and implement the best digital technologies and tools to support its business. Its most recent digital innovation efforts include digital tools for scenario analysis, improved forecasting, program evaluation and review technique calculation algorithms. The Company believes its 4D management system which has to date been implemented on four completed projects and one suspended project (excluding pilot projects) leads to improved predictability of execution, enhanced collaboration with suppliers and customers and increases quality control.

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Intellectual Property

The Company owns a number of patents, trademarks and licenses that are cumulatively important to its business. However, the Company does not believe that any single patent, or group of related patents, is currently of material importance in relation to its business as a whole. As part of its ongoing research and development focus, the Company seeks patents for patentable aspects of its new products, product improvements and related service innovations, when and where it determines patent protection will provide meaningful value to the Company and its business. Following completion of the spin-off, the Company will hold 2,214 granted patents globally, of which 1,779 relate to its onshore activity and 435 relate to its offshore activity. The Company also has applications pending for an additional 574 patents globally, of which 465 relate to its onshore activity and 109 relate to its offshore activity. Further, the Company licenses intellectual property rights to or from third parties. In connection with the spin-off, the Company entered into a two-way patent license agreement with TechnipFMC, under which each party has licensed patents to the other party for use in the field of the other party's respective business on a non-exclusive basis, for the life of the relevant patents. TechnipFMC has also granted the Company additional limited licenses under this agreement with respect to patents related to flexibles and fixed offshore platform technologies.

The Company also owns numerous trademarks and trade names and, following completion of the spin-off, will have approximately 286 registrations and pending applications of trademarks and logos worldwide. In connection with the spin-off, the Company entered into a trademark coexistence agreement with TechnipFMC which governs each party's use of its own trademarks containing or consisting of the name "Technip". TechnipFMC has also granted the Company a transitional trademark license under this agreement with respect to the use of trademarks related to loading arms products.

The Company attempts to monitor the activities of its competitors and other third parties with respect to their use of its intellectual property. When the Company deems appropriate, the Company will enforce its intellectual property rights against infringers. Similarly, the Company from time to time receives allegations that it is infringing the intellectual property of others. From time to time, the Company pursues or defends its position in the appropriate courts if these disputes cannot otherwise be resolved.

Legal and Arbitration Proceedings

In late 2016, TechnipFMC was contacted by the DOJ regarding its investigation of offshore platform projects awarded between 2003 and 2007, performed in Brazil by a joint venture company in which TechnipFMC was a minority participant, and the Company has also raised with the DOJ certain other projects performed by TechnipFMC subsidiaries in Brazil between 2002 and 2013. The DOJ has also inquired about projects in Ghana and Equatorial Guinea that were awarded to TechnipFMC subsidiaries in 2008 and 2009, respectively. The Company cooperated with the DOJ in its investigation into the potential violations of the FCPA in connection with these projects, and contacted and cooperated with the Brazilian authorities (the MPF, the CGU and the AGU) with their investigation concerning the projects in Brazil and has also contacted and is cooperating with French authorities (the PNF) with their investigation about these existing matters.

On 25 June 2019, TechnipFMC announced a global resolution to pay a total of $301.3 million to the DOJ, the MPF, and the CGU/AGU to resolve these anti-corruption investigations, of which $281.3 million is related to the Technip Energies Business, $68 million of which remains outstanding and payable by Technip Energies. TechnipFMC and Technip Energies will not be required to have a monitor and will, instead, provide reports on their anti-corruption programs to the authorities.

As part of this resolution, TechnipFMC entered into a three-year deferred prosecution agreement with the DOJ related to charges of conspiracy to violate the FCPA related to conduct in Brazil and other matters (the "DPA"). In addition, Technip USA, Inc., a U.S. subsidiary pled guilty to one count of conspiracy to violate the FCPA related to conduct in Brazil. TechnipFMC and the Company will also provide the DOJ reports on their anti-corruption programs during the term of the DPA.

In Brazil, TechnipFMC subsidiaries (Technip Brasil - Engenharia, Instalações E Apoio Marítimo Ltda. and Flexibrás Tubos Flexíveis Ltda.) entered into leniency agreements with both the MPF and the CGU/AGU. The Company has committed, as part of those agreements, to make certain enhancements to their compliance programs in Brazil during a two-year self-reporting period, which aligns with the Company's commitment to cooperation and transparency with the compliance community in Brazil and globally.

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To date, the investigation by PNF related to historical projects in Equatorial Guinea and Ghana has not reached resolution. TechnipFMC and Technip Energies remain committed to finding a resolution with the PNF.

There is no certainty that a settlement with PNF will be reached. The PNF has a broad range of potential sanctions under anticorruption laws and regulations that it may seek to impose in appropriate circumstances including, but not limited to, fines, penalties, and modifications to business practices and compliance programs. Any of these measures, if applicable to the Company, as well as potential customer reaction to such measures, could have a material adverse impact on its financial position or profitability. If the Company cannot reach a resolution with the PNF, it could be subject to criminal proceedings in France, the outcome of which cannot be predicted. The financial consequences of this investigation are to be retained by TechnipFMC by way of an indemnity provided by TechnipFMC to the Company under the Separation and Distribution Agreement.

In addition, the Company is involved in various pending or potential legal actions or disputes in the ordinary course of business. Management is unable to predict the ultimate outcome of these actions because of their inherent uncertainty. However, management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or profitability.

Material Contracts

There are no contracts, other than those described under "Major Shareholders and Related Party Transactions―Related Party Transactions" and those entered into in the ordinary course of its business, that are material to Technip Energies and which were entered into in the last two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this Prospectus.

Below is a summary of key contracts of the Company (other than those entered into in the ordinary course of business):

•	Separation and Distribution Agreement – for a description of the Separation and Distribution Agreement, see "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies and TechnipFMC―Separation and Distribution Agreement".

•	Tax Matters Agreement – for a description of the Tax Matters Agreement, see "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies and TechnipFMC―Tax Matters Agreement".

•	Employee Matters Agreement – for a description of the Employee Matters Agreement, see "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies and TechnipFMC―Employee Matters Agreement".

•	Transition Services Agreement – for a description of the Transition Services Agreement, see "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies and TechnipFMC―Transition Services Agreement".

•	Intellectual Property-related agreements – for a description of the various intellectual property-related agreements, see "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies and TechnipFMC―IP Arrangements".

•	Relationship Agreement – for a description of the Relationship Agreement see "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies, TechnipFMC, and the Investors―Relationship Agreement".

Organizational Structure

After the completion of the spin-off, Technip Energies will be a holding company without direct business operations that are material. The principal assets of Technip Energies are the equity interests that it directly and indirectly will hold in its Group Subsidiaries.

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Significant subsidiaries

The following are Technip Energies' significant subsidiaries:

Legal entity name	Country	Ownership % held
South Tambey LNG	France	50
Technip Eurocash SNC	France	100
Technip France SA	France	100
Yamgaz SNC	France	50
GYGAZ SNC	France	84.5
Technip India Limited	India	99.99
Technip Italy S.P.A.	Italy	100
Technip Geoproduction (M) Sdn. Bhd.	Malaysia	31
Technip Benelux B.V.	Netherlands	100
Technip Rus LLC	Russian Federation	99.98
Technip Saudi Arabia Limited	Saudi Arabia	76
Technip E&C Limited	United Kingdom	100
Technip Stone & Webster Process Technology, Inc.	United States	100
Technip USA, Inc.	United States	100

Capital Intensity

The Company executes turnkey contracts on a lump-sum or reimbursable basis through engineering, procurement, construction, and project management services on both brownfield and greenfield developments and projects. The risk profile varies depending on the contracting model. In a lump-sum contract, the Company agrees with its client on a fixed price for all the services that will be covered under the contract. A contract which is carried out on a reimbursable basis provides for the Company being compensated for allowable or otherwise defined costs, plus a percentage of these costs or a fixed fee. Revenue is recognized each month in the amount paid to the Company, net of any discounts or rebates.

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Mixed pricing or hybrid contracts, which are mainly EPCI type contracts, are priced using a combination of both lump sum and reimbursable scopes. Management generally recognizes revenue using the percentage of completion method for the lump sum portion and as invoiced based on the time and materials (which is a payment arrangement where the Company sets rates at which the labor hours or materials used will be charged to the customer, and the total amount will be the rate times the amount of hours or materials actually incurred) incurred in the period for the reimbursable scope.

The Company can execute EPC contracts through sole responsibility, joint ventures, or consortiums with other companies. The Company often receives advance payments and progress billings from its customers to fund initial development and working capital requirements. However, the Company's working capital balances can vary significantly through the project lifecycle depending on the payment terms and timing of contracts.

The Company's objective is to bid for and secure net cash flow positive projects throughout the lifecycle of the particular project. Typically, the early phases of project delivery requires cash outflows related to, among other things, early engagement, project design and initial construction. Net cash flow normally increases as the project matures when the Company's work is focused on ongoing execution. The Company targets to have positive cash-flows throughout the life of the project with some variability in the course of the project based on specific milestones.

Property, Plants and Equipment

The Company's current organization is composed of five operating centers located in the U.S., Europe, India, the Middle East and Asia Pacific, with tangible assets consisting of 20 main offices, a number of smaller branch offices and the following manufacturing and research and development facilities:

•	the modular manufacturing yard at Dahej, in Gujarat state, located in Western India;

•	the robotic arms manufacturing plant in Sens, located in Southern France; and

•	the Cybernetix testing and assembly facilities located in France.

The Company's corporate headquarters is located in Paris, France. The table below summarizes the Company's facilities as of the date of this Prospectus.

	Gross Floor			Lease Period
Location	Area (square meter)	Primary Use	Owned/Leased	Start	End
Europe
Courbevoie (Paris – La Défense), France	53,840	Headquarters, Office	Leased	1 April 2009	30 March 2021
Sens, France	83,000	Manufacturing	Owned	—	—
Barcelona, Spain	6,605	Office	Leased	1 February 2018	31 January 2028
London, United Kingdom	5,040	Office	Leased	2 August 2013	31 July 2028
Rome, Italy	40,235	Office	Owned/ Leased(1)	1 January 2016	31 October 2026
Saint Petersburg, Russia	3,372	Office	Leased	24 February 2019	21 February 2021
Zoetermeer, Netherlands	8,596	Office	Leased	1 February 2016	31 January 2026

Asia
Kuala Lumpur, Malaysia (Menara Tower)	18,626	Office	Leased	1 January 2020	31 December 2024
Kuala Lumpur, Malaysia (Wisma Tower)	11,905	Office	Leased	1 November 2019	31 December 2021
New Delhi, India	9,152	Office	Owned	—	—
Noida, India	4,660	Office	Leased	1 April 2017	31 March 2026
Dahej, India	149,734	Manufacturing	Owned	—	—

Middle East
Abu Dhabi, United Arab Emirates	11,679	Office	Leased	1 January 2019	30 April 2021

North America
Houston, Texas, United States	84,426	Office	Leased	1 September 2009	31 January 2029

South America
Bogota, Columbia	5,098	Office	Owned	—	—

(1)	As of 5 November 2020, the Company owns approximately 25,365 square meters and leases approximately 14,870 square meters of its properties in Rome, Italy.

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Project Risk Management

Project risk management refers to the measures that Technip Energies implements to identify, analyze and manage the risks to which it is exposed in the ordinary course of its business. Technip Energies considers project risk management and internal control to be closely related and a priority.

The Company's internal project risk management and control systems are based on a combination of appropriate resources, policies, procedures, behavior and actions intended to ensure that the Company conducts its business emphasizing health, safety and environmental standards, and that the design, execution and management of E&T projects are undertaken in accordance with the Company's policies and procedures. Project risk management and internal control are also intended to identify and mitigate the transversal risks which could have a material impact on the Company's assets, results, operations or the Company's ability to implement its objectives and strategy, whether these risks are operational, commercial, legal, financial or related to compliance with ethical rules or applicable laws and regulation.

Project risk management and internal control functions are active across the pre-bidding, proposal and execution phases of the Company's activity, and feature various procedures that assess project selectivity, partner selection, contracting models and execution schemes prior to the grant of internal authorization to tender and authorization to submit a final bid. Additionally, at various project milestones, executive project reviews are undertaken to periodically assess compliance. The Company also considers early engagement as an important component of risk management with regards to project execution as it helps identify and select the appropriate technology and design features. Additionally, the Company's project execution risk mitigation approach helps in the selection of suitable partners and sub-contractors (including experience in relevant geographical areas) as an important consideration, as well as experience in the same or similar geographies.

Regulatory Environment

Technip Energies operates in a highly regulated environment, affecting its actions, and those of its employees and its service providers and clients. Regulations in the oil and gas and in the engineering field varies from country to country and will generally be conducted in furtherance of various objectives: compliance with local requirements, protecting the environment (including air and water quality), relating to climate change, cultural resources, workers' and the public's health and safety, and reducing wasted resources. As relates to its engineering and construction activity more specifically, Technip Energies' activities are subject to licensing and permitting requirements that vary from country to country. These may involve having either an individual holding an engineering license (with such person certifying the underlying drawings and calculations) or the license being granted to a legal entity (which in turn would be responsible for validation of the underlying work product). In other circumstances no license is involved but the work product would be validated by an appropriate certification agent. In certain circumstances the work product is generated abroad by a Technip Energies affiliate and will then be validated in the country in which the project is to be established.

As relates to aspects related to procurement, supply, and construction, Technip Energies will seek to identify at the outset regulatory and compliance requirements whether, of a national or supranational nature (e.g., European Directives). It will then develop a plan to insure project development and implementation in order to maintain effective regulatory compliance management processes and deliver the work in compliance with applicable statutory requirements. Technip Energies will deploy appropriate means to insure compliance, including by resorting to certification offices, classification societies and notified bodies. Regulations will vary from country to country and by subject.

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The Company's operations and construction activities are governed by international, regional, transnational, and national laws and regulations in each jurisdiction in which the Company operates relating to matters such as environmental protection, health and safety, labor and employment, import/export controls, currency exchange, bribery and corruption, professional and operational licensing, and taxation. These laws and regulations are complex, frequently change, and have tended to become more stringent over time. In the event the scope of these laws and regulations expands in the future, the incremental cost of compliance could adversely impact the Company's financial condition, results of operations, or cash flows. Examples of government laws and regulation that may have a material effect on the Company's business include:

•	Environmental matters: The Company's facilities and operations are subject to various environmental laws and regulations in the jurisdictions in which it operates. These environmental requirements may include, among other things, certain pollution control measures or limits for solid and hazardous wastes, water discharges and air emissions, and measures relating to greenhouse gas emissions and/or the mitigation of climate change and may require businesses whose activities have an impact on the environment to obtain permits regulating those activities. Non-compliance with such control measures and permits may result in criminal or civil penalties, damage claims, an obligation to remediate any environmental damages (including damages to natural resources), litigation and/or claims by third parties and/or an obligation to take reasonable measures to prevent pollution or degradation of the environment from occurring, continuing or recurring.

•	Anti-Corruption Laws and Regulations: The Company's international operations are subject to anti-corruption laws and regulations, such as the anti-corruption provisions of French law n° 2016-1691 dated 9 December 2016 relating to Transparency, the FCPA, the UK Bribery Act, Sapin II Law, and economic and trade sanctions, including those administered by the United Nations, the European Union, the Office of Foreign Assets Control of the U.S. Treasury, and the U.S. Department of State. These statutes generally prohibit providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. The Company may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of these laws.

•	Export Administration Regulations: The Company is subject to U.S. export control and trade and economic sanctions laws and regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce's Bureau of Industry and Security, and the various sanctions programs administered by the U.S. Department of the Treasury's Office of Foreign Assets Control (collectively, "U.S. Trade Controls"). U.S. Trade Controls may prohibit or restrict the Company's ability to, directly or indirectly, conduct activities or dealings in countries or territories that are the target of comprehensive U.S. sanctions and with persons that are the target of U.S. Trade Controls-related prohibitions and restrictions.

The Company has implemented internal controls designed to minimize and detect potential violations of laws and regulations in a timely manner, but it can provide no assurance that such policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of its employees, consultants, agents, or partners. The occurrence of any such violation could subject the Company to penalties and material adverse consequences on its business, financial condition, or results of operations.

Corporate Social Responsibility, Sustainability and Safety

The Company's social commitments are embodied in its focus on employee development and training and strict adherence to quality, health, safety, environment and security guidelines and regulations designed to ensure safety in the workplace. The Company is also committed to creating local value in the countries where it operates through global programs and local initiatives. It developed a global volunteering program and encourages its employees to support their community development initiatives. The purpose is to have a positive, tangible, and collective impact on these communities. As an example of recognition, the Mumbai office received the National Corporate Social Responsibility (CSR) Award for its "Seed of hope" program, which improved the education level for more than 6,000 children through primary education support, improved the air quality for communities living close to the Company's sites through the installation of 100 biogas plants and distribution of smokeless cooking stoves, empowered more than 800 women through training on vocational trades, and promoted Science, Technology, Engineering and Mathematics (STEM) for 1,900 girls through installation of mini science centers in schools.

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The Company is making sustainability and energy transition part of its core strategy. As such it seeks to deliver low-carbon technologies, solutions and projects and seeks to partner with clients to reduce project carbon footprint through the use of renewable feedstock or through carbon sequestration. The Company is also committed to minimizing the impact of its own operations on the environment. The Company diligently works to maintain a record of incident-free operations and invest in research and development for technologies and solutions with a favorable impact on the environment.

The Company is committed to the UN Global Compact and works to advance the UN Sustainable Development Goals.

TechnipFMC has joined Building Responsibly, and the Company intends to remain a member following the spin-off. Building Responsibly is an industry-led collaborative initiative enabling construction and engineering companies to collaborate around shared values, advance compliance programs and agree on common approaches regarding worker welfare. Building on initiatives begun by TechnipFMC, the Company is specifically advancing compliance in recruitment, working conditions, and supply chain practices. The Company intends to continue to work with its fellow Building Responsibly member companies to develop a series of worker welfare guidance notes associated with each of its worker welfare principles.

The Company has placed safety at the core of its foundational beliefs and is committed to ensuring the safety of its employees and contractors. Total Recordable Incident Rate has decreased from 0,25 in 2017,to 0,16 in 2018, to 0,07 in 2019 and to 0.04 in H1 2020. Lost time injury ("LTI") rate, which stood at 0,03 in 2017 and in 2018, was reduced to 0,02 in 2019 and to 0.01 in H1 2020. The Serious Incident and Fatality Rate, another key safety indicator, has decreased from 0,05 in 2017, to 0,03 in 2018, to 0,02 in 2019 and increased to 0.03 in H1 2020. The track record on major projects are illustrative of this performance:

•	BAPCO Project: 30 million man hours ("MMH") without LTI;

•	HURL Project: 10 MMH without LTI;

•	Midor Project: 5 MMH without LTI; and

•	ALNG Project: 2 MMH without LTI.

For more information regarding the mainstreaming of the Company's corporate social responsibility and sustainability objectives, see "Management, Employees and Corporate Governance―Directors ―Technip Energies Board Committees―ESG Committee".

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Trend Information

The outlook and objectives presented below do not constitute forecast data or estimates of consolidated profit but instead are based on the Company's strategic goals and action plans. The objectives are based on data, assumptions and estimates that the Company considers to be reasonable. These data, assumptions and estimates may change over time or be modified due to uncertainties related to the economic, financial, competitive, regulatory, and tax environment, as well as other factors. The objectives result from and depend upon the success of the Company's strategy, as described in the section entitled "Business—Strategy" in this Prospectus, and the continued strong market outlook premised upon, among other things, the investment decision of key LNG projects which the Company is targeting, and do not constitute forecasts or estimates of the Company's earnings.

In addition, if any of the risks described under "Risk Factors" in this Prospectus were to occur, they could have an impact on the Company's business, results of operations, financial position, and/or outlook and could therefore jeopardize its ability to achieve the objectives presented below. The Company cannot give any assurance or guarantee that it will achieve the objectives described in this section.

The forecasts included in this section cancel and replace all the provisional information previously disclosed by TechnipFMC that may be attributable to the business activities carried out by the Company.

Business Trends

Detailed descriptions of the Company's results for the six months ended 30 June 2020 and the year ended 31 December 2019 and of the principal factors affecting the Company's results of operations are included in the section entitled "Operating and Financial Review" in this Prospectus.

The Company's trend information is prepared on a basis which is comparable with historical financial information based on the accounting policies applied by the Company for the preparation of its Combined Financial Statements for the year ended 31 December 2019, the Interim Condensed Combined Financial Statements for the six months ended 30 June 2020 and considering the adjustments made to determine the APMs. Accordingly, the trends below are prepared (i) including line by line the proportionate share of construction projects entities that are not fully owned by the Company, and (ii) excluding certain items considered as non-recurring. See the sections titled "Operating and Financial Review—Basis of Preparation" and "Operating and Financial Review—Alternative Performance measures—Definitions" in this Prospectus.

Medium-Term Objectives

In the medium term, beyond the year ending 31 December 2021, the Company expects single-digit revenue growth on a constant currency basis based on the execution of its projects in backlog as of 30 June 2020 further complemented by major contracts awarded in the second half of 2020 including the Energia Costa Azul LNG export project for Sempra Energy and the Assiut Hydrocracking complex for ANOPC as well as prospective projects that the Company believes are likely to reach final investment decision.

The Company has an expansive pipeline of tendering opportunities for 2021 and 2022 with an aggregate value of EUR 90 billion. The pipeline is well-diversified with no over-reliance on any single end-market or geography. For example, no single end-market domain accounts for the more than 40% of the total pipeline, whereas no single geography accounts for more than one third of the pipeline.

In line with the Company's disciplined approach and preferred route into new project awards, the Company has an early engagement position on many of these prospects through concept and front-end engineering or via technology.

Within the energy transition domain, the Company has seen a significant acceleration in opportunity set. For 2021, the current bidding pipeline equates to more than eight times the average tendering activity that was experienced during 2018 and 2019. The 2021 pipeline has seen notable growth in the domains of sustainable chemistry, including biofuels, and decarbonization, including CO2 management. There has also been an acceleration in zero-carbon energy prospects but from a lower base. The Company anticipates that these trends may continue for the foreseeable future.

In conjunction with orders already secured within the backlog, this significant pipeline of opportunities allows for further development of the Company's backlog while also preserving bidding discipline and selectivity, while the acceleration in energy transition work beyond LNG allows for continued growth in these revenue lines.

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Taken together, the Company believes this opportunity set is supportive of single digit revenue growth in the medium-term while preserving criteria for project selectivity.

The Company's focus remains on project selectivity and execution as described in the section entitled "Business—Strategy" in this Prospectus. However, the Company will be focused on growing revenue for its Technology, Product and Services businesses through organic growth and acquisitions.

The Company expects Adjusted Recurring EBIT to be in a range from 5.5% to 6.0% of Adjusted Revenue for the year 2021 (excluding one-off costs of EUR 30 million). The Company believes Adjusted Recurring EBIT has the potential to increase by 100 basis points or more in the medium-term. The key margin drivers are optimizing the Company's cost base, having a greater share of revenues being derived from the Company's technologies portfolio and services and improved execution and risk mitigation strategies. The foregoing expected improvement in Adjusted Recurring EBIT as a percentage of Adjusted Revenue is premised upon, among other things:

•	solid project execution without disruption from the supply chain and continuous risk-mitigation of construction risk through contractual schemes, sub-contracting and partnership structures;

•	growth of the Technology, Product and Services businesses providing accretive margins to the Company which will rebalance the Company's mix of revenue-generating activities towards technologies and services (including EPC plus start-up/commissioning services work);

•	simplification of the organizational structure and IT structure to enhance the agility of its organization and reduce its cost base; and

•	certain major projects nearing completion with reduced exposure to risks.

The Company aims to reduce its overhead costs by more than 20% against 2019 levels within three years despite the expected growth of revenues as well as a greater research and development effort focused on digital innovation and development of technologies in the energy transition arena. The share of research and development costs within the total overhead costs is accordingly expected to increase from a current proportionate share of 10% to a minimum of 15% of overhead matching the Company's ambition for growth through technology.

Non-recurring operational restructuring and transformation costs (which do not impact Adjusted Recurring EBIT) are expected to decrease significantly from previous and current levels, excluding any significant future acquisition-related costs.

The Company's objective is to maintain Adjusted Recurring EBIT over the long term period at approximately 1x of the amount of debt (long term and short term determined in accordance with the principles described in the section "Operating and Financial Review").

Acquisitions and growth of the Company's technology portfolio may be financed, in whole or in part, through new debt issuance, which may result in a ratio exceeding the targeted 1x on occasion. The Company's intent is to ensure its capital allocation is designed to revert to this target.

The Company's objective is to maintain limited net capital expenditures (defined as purchase of property, plant and equipment plus acquisition of intangible assets, net of any disposal of such property, plant, equipment and intangible assets) but to continue to increase research and development programs across its portfolio, notably in the energy transition and digital arena.

Due to the quality of its backlog, and subject to approval by the Technip Energies Board and the General Meeting, the Company aims to have a regular and growing return on capital to shareholders through dividend payments initially representing a minimum of 30% of net profit.

In the short-to-medium term, the Company plans to allocate its excess cash flow to strengthen its balance sheet and support additional investments for organic growth or selective acquisitions, notably to enhance its technology portfolio and/or its services business.

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Profit Forecasts

This discussion of forecasts presented below includes forward-looking statements that have been prepared by the Company's management and represent, to the best of management's knowledge and opinion, the Company's expected course of action. They are based on management's current beliefs, expectations, assumptions and business plan and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from the trends and objectives described. No assurance can be given that the trends and objectives described below will occur, continue or be achieved. These forward-looking statements involve assessments about matters that are inherently uncertain and actual results may differ for a variety of reasons including those described in the sections entitled "Important Information—Forward-Looking Statements" and "Risk Factors" in this Prospectus. No assurance can be given that actual results will track those described in the forward-looking statements below.

The forecasts included in this section cancel and replace all the provisional information previously disclosed by TechnipFMC that may be attributable to the business activities carried out by the Company.

The estimate for the year ending 31 December 2020 and the forecasts for the financial year ended 31 December 2021 presented below are based on data, assumptions and estimates considered reasonable by the Company as at the date of this Prospectus. These data and assumptions may change or be modified due to the uncertainties related in particular to the economic, financial, accounting, competitive, regulatory and tax environment or to other factors that the Company may not be aware of as at the date of this Prospectus.

Furthermore, the occurrence of one or more risks described in the section entitled "Risk Factors" in this Prospectus could have an impact on the Company's business, financial condition, results or outlook and could therefore adversely affect these forecasts. Consequently, the Company makes no commitment and gives no guarantee that it will meet the forecasts set out in this section.

Assumptions

The Company's forecasts are prepared on a basis which is comparable with historical financial information based on the accounting policies applied by the Company for the preparation of its Combined Financial Statements for the year ended 31 December 2019, the Interim Condensed Combined Financial Statements for the six months ended 30 June 2020 and considering the adjustments made to determine the APMs. Accordingly, the forecasts below are prepared (i) including line by line the proportionate share of construction projects entities that are not fully owned by the Company, and (ii) excluding certain items considered as non-recurring. See the sections titled "Operating and Financial Review—Basis of Preparation" and "Operating and Financial Review—Alternative Performance measures—Definitions" in this Prospectus.

These forecasts are based on the following main assumptions regarding factors as indicated below.

Factors that are outside the control of the Company and its management:

•	material changes in the accounting principles as compared to the principles applied in the Company's Combined Financial Statements for the year ended 31 December 2019 and the six months ended 30 June 2020;

•	significant changes to regulatory and tax conditions compared to those in effect on 30 June 2020;

•	overall market developments that are in line with the market trends assumed, namely:

•	large natural gas projects sanctioned in the near future to meet the higher demand for natural gas;

•	market opportunities confirmed in the petrochemical and refining sectors, notably in the Middle-East; and

•	none of the Company's large projects (meaning a project that is estimated to represent at least EUR 500 million in Order Backlog (as defined in the section entitled "Operating and Financial Review—Order Intake and Order Backlog" in this Prospectus)) are cancelled or put on hold by the applicable customer or host government.

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Factors that are partially or completely within the control of the Company and its management:

•	the Company's continued ability to efficiently translate its backlog into revenues and the solid execution of projects - the estimate for the year ending 31 December 2021 is mainly based on projects already awarded to the Company;

•	an impact of dis-synergies related to the spin-off not greater than EUR 30 million and partly offset by a reduction of the overhead cost base through a simplification of the Company structure;

•	net capital expenditures slightly increasing or consistent with prior-period investments and notably allocated to implementation of the Company's IT strategy to establish a single enterprise resource planning (ERP) system and first capital expenditures associated to the office move in Paris La-Défense planned for 2021;

•	non-recurring spin-off and associated operational restructuring and transformation costs estimated by the Company at EUR 30 million in the year ending 31 December 2021; and

•	the continued performance of the Company's obligation pursuant to the DPA with the DOJ, which requires payment of EUR 50 million per annum through 2021 related to reporting obligations.

Company estimate for the year ending 31 December 2020 and forecasts for the year ending 31 December 2021

Estimate for the year ending 31 December 2020

Based on the assumptions described above, the Company believes that it will achieve the following for the year ending 31 December 2020:

•	Adjusted Revenue, on a constant currency basis, estimated in a range from EUR 5.9 billion to EUR 6.1 billion which will be driven by a growth of its Project Delivery notably due to the ramp-up of Arctic LNG 2 project. Project Delivery 2020 Adjusted Revenue, on a constant currency basis is estimated in a range from EUR 4.8 billion to EUR 4.9 billion. The Technology, Products and Services business is expected to see a minor decline from previous year from EUR 1.2 billion to a range from slightly below EUR 1.1 billion to EUR 1.2 billion mainly driven by certain historical furnaces technology contracts nearing completion as well as EUR/USD foreign exchange rate variation;

•	Adjusted Recurring EBIT in a range from 5.6% to 5.8% of Adjusted Revenue;

•	assuming depreciation and amortization expenses in line with 2019, Adjusted Recurring EBITDA in a range from 6.9% to 7.4% of Adjusted Revenue; and

•	effective tax rate adjusted for non-recurring items between 30% to 35%.

For the financial year ended 31 December 2020, the Company expects its proportionate share of the Yamal net contract liability to be reduced by an amount between EUR 200 and EUR 250 million.

Forecasts for the year ending 31 December 2021

Based on the assumptions described above, the Company believes that it will achieve the following for the year ending 31 December 2021:

•	Adjusted Revenue, on a constant currency basis, estimated in a range from EUR 6.5 billion to EUR 7.0 billion which will be driven by a growth of its Project Delivery notably due to the ramp-up of the Sempra Energia Costa Azul export project and the Assiut Hydrocracking project as well as the continued execution of the ARCTIC LNG 2 project. The Technology, Products and Services segment is expected to see a growth from the previous year in a range from EUR 1.1 billion to EUR 1.3 billion;

•	Adjusted Recurring EBIT in a range from 5.5% to 6.0% of Adjusted Revenue (excluding one-off costs of EUR 30 million);

•	assuming depreciation and amortization expenses in line with 2019, Adjusted Recurring EBITDA in a range from 6.9% to 7.4% of Adjusted Revenue; and

•	effective tax rate adjusted for non-recurring items between 30% to 35%.

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In terms of working capital, because the Company strives to be in a net cash position as well as manage its contracts through the prudent assessment of potential contingencies, its projects generally operate with a net contract liability throughout most of the project lifecycle. The Company aggregates the contract liabilities of all of its projects and this amount fluctuates based on the execution stage of the projects in its portfolio – with the contract liability for each project being eliminated by completion of performance or through good project execution which allows the Company to release contingencies as projects conclude. During 2021, the Company expects its proportionate share of EUR 150 million to EUR 200 million reduction in the Yamal net contract liability will be largely offset by increased net contract liability positions of other projects given the potential additions to its backlog and likelihood that newly awarded projects will begin with prepayments from its clients to cover material purchases and other early phase activities.

Dividends

Due to the quality of its backlog and its exemplary project execution capability, the Company aims to have a regular and growing return on capital to shareholders through continuous dividend payments. Beginning at the latest in 2022, the Company intends to pay a dividend annually, based on a percentage of net earnings representing initially a minimum of 30% of net profit. See also "Dividend Policy".

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Management, Employees and Corporate Governance

This section summarizes information concerning the Technip Energies Board, the Company's employees and Technip Energies' corporate governance. It is based on relevant provisions of Dutch law, the Articles of Association, and the Technip Energies Board rules of procedure that regulate internal matters concerning the Technip Energies Board's functioning and internal organization (the "Technip Energies Board Rules"), in each case expected to be in effect prior to the Effective Date. This summary does not purport to give a complete overview and should be read in conjunction with, and is qualified in its entirety by reference to, the relevant provisions of the Articles of Association, the Technip Energies Board Rules in the governing English language (only), and applicable Dutch law as in force on the date of this Prospectus.

The Articles of Association in the governing Dutch language and in an unofficial English translation thereof are available on Technip Energies' website (https://backoffice.technipenergies.com/sites/energies/files/2021-02/Articles-Association-Technip-Energies.pdf). The Technip Energies Board Rules in the governing English language (only) are also available on Technip Energies' website.

Board Structure

Technip Energies has a one-tier board structure, consisting of executive and non-executive Directors. The number of executive and non-executive Directors is to be determined by the Technip Energies Board.

Upon the closing of the spin-off, Technip Energies' one-tier board structure will consist of one executive Director and seven non-executive Directors. Mr. Arnaud Pieton will serve as the Chief Executive Officer of Technip Energies and Mr. Joseph Rinaldi will serve as the chair of the Technip Energies Board.

As of the date of this Prospectus, the provisions in the BW that are commonly referred to as the "large company regime" (structuurregime) do not apply to Technip Energies.

The Board of Directors

Appointment and Dismissal of Members of the Board of Directors

Under the Articles of Association, Technip Energies Directors are appointed by the General Meeting upon a binding nomination by the Technip Energies Board. The General Meeting may at all times overrule the binding nomination by a resolution adopted by a majority of two-thirds of the votes cast, representing more than half of the issued and outstanding share capital. If no resolution can be adopted as a consequence of the fact that half of the issued and outstanding share capital or less is represented, a second General Meeting as referred to in article 2:130(3) BW cannot be convened. If the nomination comprises one candidate for a vacancy, a resolution concerning the nomination shall result in the appointment of the candidate, unless the nomination is overruled.

If a binding nomination for the appointment of a Director is overruled, the Technip Energies Board may make a new binding nomination for such vacancy.

The Technip Energies Board will designate a Chief Executive Officer. If there is only one executive Director in office, he or she shall automatically be the Chief Executive Officer. The Technip Energies Board will designate one of the non-executive Directors as chair. The Technip Energies Board may grant titles to Directors as the Technip Energies Board deems appropriate.

The General Meeting may at any time suspend or dismiss a Director. A resolution to suspend or dismiss a Director other than at the proposal of the Technip Energies Board requires a two-thirds majority of the votes cast, representing more than half of the issued and outstanding share capital. If no resolution can be adopted as a consequence of the fact that half of the issued and outstanding share capital or less is represented, a second General Meeting as referred to in article 2:130(3) BW cannot be convened.

Pursuant to the Separation and Distribution Agreement, TechnipFMC will have the right to propose to the Technip Energies Board (i) two nominees, so long as it owns at least 18% of the outstanding number of Technip Energies Shares and ADRs, in the aggregate, and (ii) one nominee, so long as it owns at least 5%, but less than 18%, of the outstanding number of Technip Energies Shares and ADRs, in the aggregate. See "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies and TechnipFMC―Separation and Distribution Agreement". TechnipFMC intends to nominate Pascal Colombani and Nello Uccelletti as its designees to the Technip Energies Board.

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Pursuant to the Relationship Agreement, BPI will have the right to propose to the Technip Energies Board (i) two nominees, so long as it owns at least 18% of the outstanding number of Technip Energies Shares and ADRs, in the aggregate, and (ii) one nominee, so long as it owns at least 5%, but less than 18%, of the outstanding number of Technip Energies Shares and ADRs, in the aggregate. BPI intends to nominate Arnaud Caudoux and Didier Houssin as its designees to the Technip Energies Board. Effective as of the Distribution Date, BPI is entitled to propose two non-executive members for election at future general meetings occurring prior to the vote on the Company's annual financial statements of the fiscal year following the year in which the Distribution Date occurs, regardless of the percentage of Technip Energies Shares and ADRs it owns, subject to certain exceptions if the Investment is not completed. See "Major Shareholders and Related Party Transactions―Related Party Transactions―Agreements Between Technip Energies, TechnipFMC and BPI―Relationship Agreement".

Duties and Liabilities of Directors

Under Dutch law, the Technip Energies Board is collectively responsible for Technip Energies' general affairs. Pursuant to Technip Energies' Articles of Association, the Technip Energies Board may divide its duties among its members, with Technip Energies' day-to-day management entrusted to the executive Director(s). The non-executive Directors supervise the management of the executive Director(s) and the general affairs of Technip Energies and the business connected with it and provide the executive Director(s) with advice. In addition, both the executive Director(s) and the non-executive Directors must perform such duties as are assigned to them pursuant to the Articles of Association. The division of tasks within the Technip Energies Board is determined (and amended, if necessary) by the Technip Energies Board. Each Director has a duty to properly perform the duties assigned to him or her and to act in Technip Energies' corporate interest. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees and other stakeholders.

Technip Energies Board Rules

Pursuant to the Articles of Association, the Technip Energies Board shall adopt regulations dealing with its internal organization, the manner in which decisions are taken, the composition, the duties and organization of committees and any other matters concerning the executive Directors, non-executive Directors and committees.

Decision Making

Pursuant to the Technip Energies Board Rules, where possible, the Technip Energies Board adopts its resolutions by unanimous vote. If this is not possible, the resolution is adopted by a majority of votes cast. In the event of a tie vote, the proposal is rejected.

Pursuant to the Technip Energies Board Rules, the Technip Energies Board may only adopt resolutions at a meeting if the majority of the Directors entitled to vote is present or represented at the meeting.

Resolutions of the Technip Energies Board entailing a significant change in the identity or character of Technip Energies or its associated business enterprise require the approval of the Shareholders at the General Meeting. This includes in any case: (i) the transfer to a third party of the business enterprise of Technip Energies or practically the entire business enterprise of Technip Energies; (ii) the entry into or breaking off of any long-term cooperation of Technip Energies or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry or breaking off is of material importance to Technip Energies; or (iii) the acquisition or disposal by Technip Energies or a subsidiary of an interest in the capital of a company with a value of at least one-third of Technip Energies' assets according to the consolidated balance sheet with explanatory notes included in the last adopted Annual Accounts of Technip Energies. Failure to obtain the approval of the General Meeting for these resolutions of the Technip Energies Board does not affect the power of representation of the Technip Energies Board.

The balance sheet with explanatory notes included in the Annual Accounts of Technip Energies for the financial year ended 31 December 2020 will not reflect the value of the Technip Energies Business. Therefore, prior to the Distribution Date, TechnipFMC, acting as sole shareholder of Technip Energies, will adopt a resolution to approve in advance any resolutions of the Technip Energies Board that would have required the approval of the Shareholders at the General Meeting if the value of the assets according to the consolidated balance sheet with explanatory notes included in the Annual Accounts of Technip Energies for the financial year ended 31 December 2020 had been EUR 8,574.6 million, being the value of the total assets as of 30 June 2020 pursuant to the Interim Condensed Combined Financial Statements.

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Representation

The Technip Energies Board as a whole is authorized to represent Technip Energies. In addition, Technip Energies may be represented by an executive Director acting individually. The Technip Energies Board may appoint individuals (procuratiehouders) with general or limited power to represent Technip Energies. Each of these individuals shall be able to represent Technip Energies with due observance of any restrictions imposed on him or her.

Directors

As of the date of this Prospectus, Mr. Stephen Siegel is the sole director of Technip Energies. Prior to the Effective Date, Mr. Siegel will resign and the Technip Energies Board will consist of:

Name	Age	Position
Arnaud Caudoux	49	Director (Non-Executive)
Pascal Colombani	74	Director (Non-Executive)
Marie-Ange Debon	54	Director (Non-Executive)
Alison Goligher	55	Director (Non-Executive)
Didier Houssin	63	Director (Non-Executive)
Arnaud Pieton	47	Chief Executive Officer and Director
Joseph Rinaldi	62	Director (Non-Executive Chairman)
Nello Uccelletti	66	Director (Non-Executive)

The Directors will be appointed for a period ending at the close of the first annual General Meeting held after their appointment. Technip Energies has initiated a search for additional non-executive directors and may appoint such additional directors before the closing of the Distribution, or propose their election after the closing, including at the annual shareholders' meeting to be held in 2022. Technip Energies complies with the non-executive director independence requirements of the Dutch Corporate Governance Code (the "Code"). The Board will annually assess and report on the independence of the individual non-executive directors within the meaning of the Code

Technip Energies' registered address, 6-8 Allée de l'Arche, Faubourg de l'Arche, ZAC Danton, 92400 Courbevoie, France, serves as the business address for all Directors and members of senior management.

Arnaud Caudoux will be appointed as a non-executive director on the Technip Energies Board effective upon completion of the spin-off. Mr. Caudoux is currently Deputy Chief Executive Officer and executive director of Banque publique d'investissement , a French state-owned investment bank, in charge of the Finance, Risk Management, IT, and Guarantee business line. He was formerly Chief Financial Officer and a Member of the Executive Board of Banque publique d'investissement from 2013 to 2015. He also served as Deputy Chief Executive Officer of OSEO from 2008 to 2012 and Managing Director of OSEO Garantie (formerly Sofaris) from 2004 to 2008. From 2003 to 2004, Mr. Caudoux was Chief Credit Risk and IT Officer of Sofaris. Mr. Caudoux began his career in 1997 at Accenture as a consultant before joining A.T. Kearney in 2001. He is also a director of Younited SA, a private software development company that focuses on platforms for financial lending services; IFCIC (Institut pour le Financement du Cinéma et des Industries Culturelles), a French body for the financing of film and cultural industries; and ASF (Association Française des Sociétés Financières), a French association for financial institutions. Mr. Caudoux graduated from Ecole Polytechnique and holds a degree in economics from Ecole Nationale des Ponts et Chaussées. Technip Energies believes that Mr. Caudoux's proven executive experience, strategic and results-driven mindset and focus on business development and innovation enable him to provide the Technip Energies Board with counsel on business, strategic, and professional matters.

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Pascal Colombani will be appointed as a non-executive director on the Technip Energies Board effective upon the closing of the spin-off. Mr. Colombani has been President of TII Strategies SASU, a consulting and investment company, since 2014. He also serves as Senior Advisor of A.T. Kearney, a global management consulting firm, as a member of the EMEA advisory board of JPMorgan Chase, and as a senior advisor of Truffle Capital. His career has been balanced between research and industry. He chaired the Supervisory Board of Areva until 2003 and was Chairman of Valeo SA from 2009 to 2016, where he continues to hold a position as Honorary Chairman. Prior to that, he was Chairman and Chief Executive Officer of the French Atomic Energy Commission from 2000 until December 2002. From 1997 to 1999, Mr. Colombani served as Director of Technology at the French Ministry of Research. Prior to this, he spent almost 20 years at Schlumberger Limited in various management positions in Europe, the United States, and Japan. From 2014 to 2017, he served as a member of the Haut Comité pour la Gouvernance d'Entreprise, an industry commission regulating corporate governance in France. In addition to his public directorships, he is also a director of Noordzee Helikopters Vlaanderen, as well as a member of the French Academy of Technologies and Vice Chairman of the French National Strategic Council for Research. During the past five years, Mr. Colombani also held directorships at Technip S.A., Alstom S.A., Energy Solutions Inc., Sorbonne Université and the Institut de Physique du Globe de Paris. Mr. Colombani holds a a doctorate degree in physics from Paris-Sud University. Technip Energies believes that Mr. Colombani's proven executive experience, strategic and results-driven mindset and focus on business development and innovation enable him to provide the Technip Energies Board with counsel on business, strategic, and professional matters.

Marie-Ange Debon will be appointed as a non-executive director on the Technip Energies Board effective upon the closing of the spin-off. Since August 2020, Ms. Debon has acted as Chairwoman of the Keolis Group Executive Board. Prior to joining Keolis, Ms. Debon was Deputy Chief Executive Officer of the Suez Group, a global water and waste company, from January 2020 to March 2020. Prior to being appointed as the Deputy Chief Executive Officer, she was the Senior Executive Vice President of the Suez Group, from 2013 through December 2019. Additionally, between March 2018 and December 2019 she was in charge of France, Italy, and Central Europe operations for the Suez Group and she was in charge of the Suez Group's international division from April 2013 to March 2018. She joined the Suez Group in 2008 and initially held the position of General Secretary in charge of legal, audit, information systems, and procurement until 2013. From 2003 to 2008, Ms. Debon served as General Secretary of Thomson S.A. (now Technicolor), and, prior to that, served as Deputy Chief Financial Officer. Prior to Thomson, Ms. Debon served in various positions in both the public and private sectors, including as Senior Executive Vice President of television broadcaster France 3 from 1994 to 1998 and as Auditor and Special Advisor to the French Audit Commission (Cour des Comptes) from 1990 to 1994. She has been Vice President of MEDEF International (Mouvement des entreprises de France), an international branch of the French employer's association, since 2016. She was a member of the AMF from 2008 to 2014. Ms. Debon furthermore holds directorships at Française des Jeux, Arkema S.A. and Lydec S.A. and during the past five years held a directorship at Technip S.A., Gaz Reseau Distribution (GRDF) and the College de l'Autorité des Marchés Financiers. Ms. Debon holds a master's degree in business from HEC Paris and a master's degree in economics and public administration from Ecole Nationale d'Administration. Technip Energies believes that Ms. Debon's proven executive experience, strategic and results-driven mindset and focus on business development and innovation enable her to provide the Technip Energies Board with counsel on business, strategic, and professional matters.

Alison Goligher will be appointed as a non-executive director on the Technip Energies Board effective upon the closing of the spin-off. Ms. Goligher has served as the Executive Chair of Silixa Ltd. since 2016. Ms. Goligher began her career at Schlumberger as a wireline field engineer. She spent 17 years at Schlumberger progressing into more senior, global technology and managerial positions, eventually becoming its Vice President of Production Management, Integrated Project Management. From 2006 to 2015, Ms. Goligher held various executive leadership roles at Royal Dutch Shell Plc, most recently serving as Executive Vice President Unconventionals, Upstream, International for Shell Exploration & Production Ltd. in The Netherlands. Ms. Goligher also serves as a non-executive director of Meggitt and United Utilities. Ms. Goligher holds a master's degree in petroleum engineering from the Heriot-Watt University. Technip Energies believes that Ms. Goligher's proven executive experience, strategic and results-driven mindset and focus on business development and innovation enable her to provide the Board with counsel on business, strategic and professional matters.

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Didier Houssin will be appointed as a non-executive director on the Technip Energies Board effective upon the closing of the spin-off. Mr. Houssin served as Chairman and Chief Executive Officer of IFP Énergies nouvelles, a research and training company in the fields of energy, transport, and the environment, since April 2015 until 3 April 2020. From December 2012 to April 2015, he was Director of Sustainable Energy Policy and Technology at the IEA. In this role, he was responsible for the development of low-carbon technologies and energy. From July 2007 to October 2012, he was Director of Energy Markets and Security at the IEA. In this role, he was responsible for analyzing energy markets, in particular oil, gas, electricity, and renewable energies, and overseeing security of supply. Before joining the IEA, Mr. Houssin gained broad experience in numerous positions both in the French government and the private industrial sector. He was Managing Director of BRGM, the French Geological Survey, from 2004 to 2007 and served as Director of Energy and Mineral Resources at the French Ministry for the Economy and Finance from 1997 to 2004. From 1987 to 1990, he was responsible for developing E.U. strategy at Total S.A. From 1983 to 1987, he held international positions at the French Ministry of the Industry. In addition to serving on the TechnipFMC Board, Mr. Houssin also serves as a director of Storengy, a non-public company and subsidiary of ENGIE. During the past five years, Mr. Houssin held directorships at Technip S.A., CGG and the International Energy Agency. Mr. Houssin holds a master's degree in law from Paris Sorbonne University and a master's degree in economics and public administration from Ecole Nationale d'Administration. Technip Energies believes that Mr. Houssin's proven executive experience, strategic and results-driven mindset and focus on business development and innovation enable him to provide the Technip Energies Board with counsel on business, strategic, and professional matters.

Arnaud Pieton will be appointed as Chief Executive Officer of Technip Energies and as an executive director on the Board effective upon the completion of the spin-off. Since October 2018, Mr. Pieton served as President of TechnipFMC' s Subsea business segment. From January 2017 to October 2018, Mr. Pieton served as Executive Vice President People & Culture of TechnipFMC. From January 2004 to January 2017, Mr. Pieton served in a number of leadership positions at Technip, including as President Asia Pacific Region covering subsea and onshore/offshore operations and other subsea assignments in Paris, Houston and Kuala Lumpur. Prior to joining Technip in 2004, he held several positions at Serimax, part of Vallourec Group. Mr. Pieton holds a master's degree in Material Science & Welding from Polytech Nantes and attended the executive education program at The University of Chicago Booth School of Business. Technip Energies believes that Mr. Pieton' s proven executive experience, strategic and results-driven mindset and focus on business development and innovation enable him to provide the Board with counsel on business, strategic and professional matters.

Joseph Rinaldi will be appointed as a non-executive director on the Technip Energies Board effective upon the closing of the spin-off and will serve as the non-executive Chairman of the Technip Energies Board. Mr. Rinaldi is the Managing Partner of Fennecourt Partners, LLC, an investment management and consulting firm. He is a retired partner in the international law firm of Davis Polk & Wardwell, where he advised on public and private takeovers, private equity transactions, M&A, corporate governance, and securities and corporate law, with particular focus on international matters. From 2002 to 2007, he was the senior partner in the Paris office of Davis Polk & Wardwell, after joining in 1984 and becoming a partner in 1990. During the past five years, Mr. Rinaldi held a directorship at Technip S.A. Mr. Rinaldi holds a master's degree in law from University of Virginia School of Law. Technip Energies believes that Mr. Rinaldi's proven executive experience, strategic and results-driven mindset and focus on business development and innovation enable him to provide the Technip Energies Board with counsel on business, strategic, and professional matters.

Nello Uccelletti will be appointed as a non-executive director on the Technip Energies Board effective upon the closing of the spin-off. From November 2019 to 29 February 2020, Mr. Uccelletti served as President and Advisor to TechnipFMC's Chief Executive Officer. From the closing of the Merger until October 2019, Mr. Uccelletti served as President of TechnipFMC's Onshore/Offshore business (which is now the Technip Energies segment). From 2014 until the closing of the Merger, Mr. Uccelletti served in the same role with Technip, after previously serving as Technip's Senior Vice President of Onshore. Since 2008, Mr. Uccelletti has served on executive leadership positions for Technip (and, following the Merger, TechnipFMC). Mr. Uccelletti originally joined Technip in 1978 and has spent his entire career with Technip and its affiliates serving in a variety of leadership positions, including as Chief Executive Officer and Region B Senior Vice President of Technip Italy and as the head of Technip Italy's Engineering Department, Middle East Business and Projects units, and business development team. He holds a degree in electrical engineering from the University of Naples. Technip Energies believes that Mr. Uccelletti's proven executive experience, strategic and results-driven mindset and focus on business development and innovation enable him to provide the Board with counsel on business, strategic, and professional matters.

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Technip Energies Board Committees

The Technip Energies Board has an Audit Committee, a Compensation Committee and an Environmental, Social and Corporate Governance Committee (the "ESG Committee"). The committees will enable the Technip Energies Board to work in an efficient and effective manner, ensuring a thorough review and discussion of issues, while giving the Technip Energies Board more time for deliberation and decision-making. The Compensation Committee will have the power to adopt remuneration-related provisions on behalf of the Technip Energies Board.

Committees will regularly meet with management and, at times, external consultants to review the business, better understand applicable laws and policies affecting Technip Energies and support the Technip Energies Board and management in meeting the requirements and expectations of stakeholders and Shareholders.

Audit Committee

The primary responsibilities of the Audit Committee will include:

•	monitoring Technip Energies' financial reporting process;

•	reviewing Technip Energies' financial statements and internal controls (including reporting structures) with management and Technip Energies' auditor;

•	monitoring Technip Energies' compliance with its internal accounting and control policies, as well as legal and regulatory requirements to the extent such compliance relates to Technip Energies' financial statements and financial disclosures;

•	preparing the selection of Technip Energies' auditor for appointment at a General Meeting, and reviewing the qualifications, independence and performance of such auditor;

•	reviewing the effectiveness and performance of Technip Energies' internal audit function; and

•	reviewing the effectiveness of processes for reviewing and escalating financial-related allegations reported through Technip Energies' allegations hotline.

The Audit Committee will consist of Ms. Debon (Chair), Mr. Caudoux and Mr. Rinaldi.

Compensation Committee

The primary responsibilities of the Compensation Committee will include:

•	reviewing, evaluating, and approving the agreements, plans, policies and programs of Technip Energies to compensate Technip Energies' non-executive Directors and persons discharging managerial responsibilities at Technip Energies, including the Chief Executive Officer;

•	consistent with Technip Energies' equity plans, reviewing, evaluating and approving all awards by Technip Energies of equity securities or equity derivatives to persons discharging managerial responsibilities at Technip Energies and approving the number of equity securities or equity derivatives to be provided to the Chief Executive Officer to be allocated to all employees at the discretion of the Chief Executive Officer;

•	annually preparing for publication on Technip Energies' website a remuneration report in accordance with applicable laws and the Code;

•	reviewing and discussing with Technip Energies' management the compensation-related disclosure to be included in Technip Energies' management report and Annual Accounts and other required filings and determine whether to recommend to the Technip Energies Board that the disclosure be included in the management report and Annual Accounts in accordance with applicable rules and regulations;

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•	reviewing, evaluating, and approving Technip Energies' remuneration policy and submitting at least every four years a clear and understandable proposal to the Technip Energies Board of a remuneration policy (which will be subject to Technip Energies' Shareholder approval);

•	reviewing, evaluating, and approving the Technip Energies' proposals to Shareholders on compensation matters, including advisory votes on the remuneration report; and

•	otherwise discharging the Technip Energies Board's responsibilities related to compensation of Technip Energies' Directors and persons discharging managerial responsibilities at Technip Energies.

The Compensation Committee will consist of Ms. Goligher (Chair), Mr. Rinaldi and Mr. Uccelletti.

ESG Committee

The primary responsibilities of the ESG Committee will include:

•	advising and making recommendations to the Technip Energies Board regarding appropriate corporate governance practices and assisting the Technip Energies Board in implementing those practices;

•	monitoring the development and implementation of Technip Energies' compliance program (including procedures for allegation reporting, investigation and remediation), to ensure that Technip Energies operates in compliance with the principles of ethical conduct and good governance;

•	identifying individuals qualified to become members of the Technip Energies Board, consistent with the composition profile for the Technip Energies Board and the diversity policy and recommending Director nominees to the Technip Energies Board for appointment at a General Meeting or for appointment by the Technip Energies Board as temporary replacement to fill vacancies on the Technip Energies Board;

•	recommending members of the Technip Energies Board to serve on each committee of the Technip Energies Board;

•	leading the Technip Energies Board in the annual performance evaluation of the Technip Energies Board and its committees; and

•	reviewing and overseeing the Technip Energies' corporate responsibility programs and initiatives, including the Technip Energies' environmental, health and safety, and sustainability policies and programs and matters impacting the Technip Energies' stakeholders and reputations.

The ESG Committee will consist of Mr. Colombani (Chair), Mr. Houssin and Ms. Goligher.

Senior Management

Mr. Pieton will serve as the Chief Executive Officer of Technip Energies effective upon the closing of the spin-off. His biography is included under "––Directors". The senior management team serving with Mr. Pieton will be constituted as follows:

Name	Age	Position
Christophe Bélorgeot	54	Senior Vice President Communications
Magali Castano	45	Senior Vice President People & Culture
Charles Cessot	39	Senior Vice President Strategy
Stan Knez	60	Senior Vice President Process Technology
Alain Poincheval	60	Fellow Executive Project Director Arctic LNG 2
Bruno Vibert	46	Chief Financial Officer
Marco Villa	58	Chief Operating Officer
Christophe Virondaud	54	Senior Vice President Commercial

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Christophe Bélorgeot will be appointed as Senior Vice President of Communications of Technip Energies effective upon the completion of the spin-off. Since November 2018, Mr. Bélorgeot has served as Senior Vice President Corporate Engagement of TechnipFMC and was a TechnipFMC executive officer. Mr. Bélorgeot joined Technip in 2005 within the Strategy department before moving to various communications functions. Earlier in his career he held positions in both the public and private energy sectors, in France and in the United States. Those positions were in the energy sector giving him a broad vision and understanding of the Company's industry. Mr. Bélorgeot holds a master's degree in chemical engineering from ENSIGC.

Magali Castano will be appointed as Senior Vice President of People & Culture of Technip Energies effective upon the completion of the spin-off. Ms. Castano has served as Vice President People & Culture for TechnipFMC's Technip Energies segment since March 2020. Prior to this role, Ms. Castano served as TechnipFMC's Vice President Human Resources & Communications Europe, Middle East, India, and Africa from January 2017 and as Vice President People Development, Corporate from January 2018. From 2011 to December 2016, she served in various Human Resources leadership positions at Technip, including as Head of Talent Management Region Europe, Africa and India and as Vice President Talent Management, Corporate. Prior to joining Technip, Ms. Castano served for 10 years in various Human Resources management positions in Shell's Downstream Europe organization. She started her career in Human Resources at PSA Group. Ms. Castano holds a master's degree in business from HEC Paris.

Charles Cessot will be appointed as Senior Vice President of Strategy of Technip Energies overlooking Strategy, Investments, Digital and Innovation effective upon the completion of the spin-off. Since January 2017, Mr. Cessot has served as Corporate Development Vice President at TechnipFMC and previously as Corporate Development Vice President and M&A Manager at Technip. Prior to joining Technip in July 2011, Mr. Cessot primarily assisted energy customers and secondarily assisted consumer goods customers as a manager at Ernst & Young across transaction services, advisory and audit engagements. Mr. Cessot holds a master's degree in business from ISC Paris and an Executive MBA from INSEAD.

Stan Knez will be appointed as Senior Vice President Process Technology of Technip Energies and will serve as part of the central leadership team of Technip Energies effective upon the completion of the spin-off. Mr. Knez has served as Senior Vice President Process Technology and North America Onshore Engineering, Procurement and Construction at TechnipFMC. Mr. Knez has more than 25 years of industry experience in the global upstream and downstream industry, strongly focused on technology portfolios and alliances. Previously, Mr. Knez was President of Technip Stone & Webster Process Technology, and Executive Vice President of Technology for Shaw Energy & Chemicals Group. He also served as Vice President of Downstream Operations for KBR Energy and Chemicals. Mr. Knez holds a master's degree in chemical engineering from Cleveland State University and an MBA in finance and international business from the University of St. Thomas. He earned his bachelor's degree in chemical engineering from Case Western Reserve University.

Alain Poincheval will be appointed as Fellow Executive Project Director of Arctic LNG 2 effective upon the completion of the spin-off. Mr. Poincheval started his career with Technip Energies in 1987 as Process Engineer in Paris. After 10 years, he moved to offshore project management both for subsea facilities and offshore platform & floater project in the successive positions of Project Control Manager, Project Manager, Project Director, then Executive Project Director. Between 2007 and 2011, he was Project and Consortium Director of the Pazflor project for Total E&P Angola. From 2011 to 2017, Mr. Poincheval was Project and Consortium Director of Shell FLNG Prelude Project. In 2016, he became Fellow Executive Project Director. Since September 2017, he has been the Senior Vice President for the Paris Business Unit. Mr. Poincheval holds a degree in engineering from the Institut National Polytechnique de Grenoble.

Bruno Vibert will be appointed as Chief Financial Officer of Technip Energies effective upon the completion of the spin-off. Since 2017, Mr. Vibert has served as Vice President Finance for TechnipFMC's Onshore/Offshore business (which is now the Technip Energies segment) and as Chief Financial Officer of the Yamal LNG project. From 2014 to 2016, Mr. Vibert served as Chief Accounting and Treasury Director for the North America region of Technip. He was appointed Chief Financial Officer of the Yamal LNG Project in 2016. Prior to joining Technip, Mr. Vibert was a partner at Fair Links, where he advised on financial modeling, and worked as an auditor and senior manager at Ernst & Young, where he specialized in the oil and gas industry. Mr. Vibert holds a degree in finance from ESCP Europe in Paris.

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Marco Villa will be appointed as Chief Operating Officer of Technip effective upon the completion of the spin-off. Since the closing of the Merger, Mr. Villa has served as TechnipFMC's President Onshore/Offshore (which is now the Technip Energies segment) Europe, Middle East, India, and Africa. From 2003 until the closing of the Merger, Mr. Villa served in a number of leadership positions at Technip and its affiliates, including as President Europe, Middle East, India, and Africa, Region B President and Chief Executive Officer, Region B Chief Financial Officer and Export & Project Finance Engineer of Technip Italy. Prior to joining Technip, Mr. Villa worked as a finance specialist for Finmeccanica, an Italian multinational company specializing in aerospace, defense and security, and as the Head of the Finance and Risk Management Division of Telespazio, a European spaceflight services company. Mr. Villa graduated with honors with a degree in economics from Rome University.

Christophe Virondaud will be appointed as Senior Vice President Commercial of Technip Energies effective upon the completion of the spin-off. Since January 2017, Mr. Virondaud has served as Senior Vice President of Business Development Onshore/Offshore (which is now the Technip Energies segment) for TechnipFMC's Europe, Middle East, India and Africa region. Mr. Virondaud served for 17 years in a number of business development and operational leadership positions at Technip, including Vice President of Business Development for Major Projects and for Middle East and was Managing Director of the Abu Dhabi and Doha offices. He was a member of the board of directors of Technip Middle East FZCO and TechnipFMC Gulf FZCO. Prior to joining Technip in September 2002, Mr. Virondaud held positions in business development and sales for far east countries for technology licensing at IFP/Axens. Mr. Virondaud holds master's degrees in engineering from École Nationale Supérieure de Chimie de Paris and from École Nationale Supérieure du Pétrole et des Moteurs.

Maximum Number of Supervisory Positions of Directors

At the date of this Prospectus, Technip Energies will not be subject to the provisions on the maximum number of supervisory positions of executive and non-executive directors under Dutch law.

Diversity

At the date of this Prospectus, Dutch law does not provide for any gender diversity targets with respect to the composition of the Technip Energies Board or any committees thereof. However, the Company has a diversity policy in compliance with the Dutch Corporate Governance Code.

Potential Conflicts of Interest and Other Information

Other than the circumstances described below, there are no potential conflicts between the personal interests or other duties of Directors or senior management on the one hand and the interests of Technip Energies on the other hand. There are no family relationships between any Directors or members of senior management.

Technip Energies is aware of the fact that certain Directors and members of senior management are and/or will continue to be Shareholders because of the equity compensation received/to be received for services at TechnipFMC and/or Technip Energies as a Director or member of senior management. The Technip Energies Board believes that equity compensation combined with retention requirements for management will align the interest of management with the interests of the Shareholders. Nevertheless, Technip Energies is aware that others could view equity compensation as creating a potential conflict with interests of other stakeholders. See also "―Equity Holdings" and "Major Shareholders and Related Party Transactions".

During the last five years, none of the Directors or members of senior management: (i) has been convicted of fraudulent offenses; (ii) has served as a director or officer of any entity subject to bankruptcy proceedings, receivership or liquidation, or of any companies put into administration; or (iii) has been involved in any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory body of an issuer, or from acting in the management or conduct of the affairs of any issuer, except as otherwise described under the caption "Business―Legal and Arbitration Proceedings".

Other than as described under "Major Shareholders and Related Party Transactions―Related Party Transactions", Technip Energies is not aware of any arrangement or understanding with major shareholders, suppliers, customers or others pursuant to which any Director or member of senior management was selected as a member of such management or supervisory bodies or member of senior management of Technip Energies.

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Remuneration

Under Dutch law, Technip Energies must adopt at a General Meeting a remuneration policy that will be applicable to executive directors and non-executive directors. The remuneration for executive directors will be set by the Technip Energies Board and for non-executive directors by the non-executive directors, both of which may only be set within the limits of the policy applicable to the director (non-executive or executive). The remuneration policy described below will be approved by TechnipFMC as the sole shareholder at a General Meeting prior to the closing of the spin-off.

Additionally, Technip Energies must prepare a Directors' remuneration report setting out the actual payments to directors for the relevant fiscal year. The remuneration report is subject to an annual non-binding vote at the General Meeting. The first non-binding vote following the closing of the spin-off is expected to occur at the 2022 annual General Meeting.

Dutch law also requires that all remuneration schemes for Directors in the form of shares or rights to subscribe for shares must be approved by Shareholders at a General Meeting, including at minimum the maximum number of shares or rights to subscribe for shares to be granted to the Technip Energies Board and the criteria for granting or amendment. At a General Meeting to be held prior to the closing of the spin-off, TechnipFMC as the sole shareholder will approve a director remuneration policy described below under "―Remuneration for Directors" which will set such maximum number and criteria.

Remuneration for Directors

The compensation package for the Directors will consist of the following fixed and variable components, which are discussed in more detail below:

Non-executive Director Remuneration

Non-executive Directors will be compensated in both cash and RSUs according to the table below for 2021:

Compensation Element	Compensation
Annual Retainer	EUR 90,000 paid in cash
Annual Equity Grant	EUR 160,000 in RSUs that vest after one year (Non-executive Directors will be eligible for any dividends paid and accumulated on RSUs during the vesting period). The maximum value of an equity grant that may be made to a non-executive Director in any fiscal year is EUR 160,000.
Annual Chair Fee	EUR 18,000 for Audit Committee; EUR 12,500 for Compensation Committee; EUR 8,000 for ESG Committee
Annual Lead Director Fee / Non-Executive Chair Fee	EUR 45,000
Committee Meeting Fee	EUR 2,000 per committee meeting
Share Ownership Requirement	Five times annual retainer (over 5 years)

The Compensation Committee will retain the discretion to modify the value of compensation or alter the weighting of share awards and cash at its discretion, should this be considered appropriate. Where any discretion is exercised, the basis of this exercise will be disclosed in the next Director remuneration report.

Unvested RSUs will be settled and are payable in Technip Energies Shares upon the death or disability of a Director or in the event of a change in control of the Company.

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Non-executive Directors have the opportunity to elect the year in which they will take receipt of the equity grants from either (a) a period of 1 to 10 years from the grant date or (b) upon their separation from Board service. The elections are made prior to the beginning of the grant year and are irrevocable after 31 December of the year prior to grant.

Each non-executive Director will be reimbursed for reasonable incidental expenses incurred in connection with the attendance at Board and committee meetings.

Arnaud Caudoux will waive his cash and equity remuneration because of the policies of his employer, Banque publique d'investissement.

Executive Director Remuneration

The table and accompanying notes below describe each component of Technip Energies' executive Director's remuneration package.

Base Salary
Purpose and link to strategy

To attract and retain exceptionally talented individuals who deliver superior operational performance in Technip Energies' businesses and create an environment that fosters the innovation necessary for continued growth of the long term value created by Technip Energies including revenues, earnings, and shareholder returns.

Operation

Normally reviewed annually or following a change in responsibilities with changes usually taking effect from 1 March.

The Compensation Committee considers the following parameters when setting and reviewing base salary levels:

•       pay increases for other employees across Technip Energies' group;

•       economic conditions and governance trends;

•       the individual's performance, skills and responsibilities;

•       base salaries of companies of a similar size and international scope; and

•       market pay levels.

Salaries are normally paid in the currency of the executive Director's home country.

Maximum payment

Salary increases will ordinarily be in line with increases awarded to other employees of Technip Energies' group. The Compensation Committee has discretion to increase salary levels in appropriate circumstances such as where the nature or scope of the executive Director's role or responsibilities changes or in order to be competitive at the median level of peer companies. Salary adjustments may also reflect wider market conditions in the geography in which the executive Director is based.

Performance assessment	Overall performance against stated objectives of the executive Director is considered annually by the Compensation Committee when setting the base salaries.

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Pension and Other Retirements Benefits
Purpose and link to strategy	Provides competitive post-retirement benefits, see further under "—Base Salary— Purpose and link to strategy".
Operation

Provision of market competitive retirement benefits that may vary based on the location in which the executive Director is based.

In addition to pension and other retirement benefits available to French employees in general, the executive Director may participate in a supplementary French defined contribution plan which provides for contributions equal to 8% of the gross compensation above four times and capped at eight times the annual French social security (Sécurité sociale) limit.

Annual Performance Bonus
Purpose and link to strategy

Incentivizes achievement of Technip Energies' annual financial and strategic targets which may include but are not limited to ESG targets. Provides focus on key financial metrics and the executive Director's contributions to Technip Energies' performance.

Operation

•      Performance measures and stretch targets are set annually in advance by the Compensation Committee by reference to the annual operating plan.

•      The majority of the bonus will be based on financial performance. However, operational, strategic and individual targets may also be used.

•      75% of the bonus will be based on a business performance indicators comprising financial metrics, and 25% of the bonus will be based on an annual performance incentive comprising personal targets.

•      The award will usually be paid out in cash after the end of the financial year.

•      The Compensation Committee has discretion to amend the level of payment if it is not deemed to reflect appropriately the individual's contribution or the overall business performance. Any discretionary adjustments will be detailed in the following year's disclosure on remuneration.

•      The Compensation Committee retains the discretion to make other bonus payments on an exceptional basis when it considers this to be appropriate in the context of Company's and executive performance, and when it is considered to be in the best interests of Technip Energies and its shareholders.

Maximum payment	• The target annual bonus for 2021 will be 100% of base salary, with a maximum annual bonus for 2021 at 200% of base salary.

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•      No bonus will be paid for below threshold performance.

•      For "on-target" performance the bonus payout may be up to 100% of target value.

•      For maximum performance up to 200% of target value may be earned.

The Compensation Committee retains the discretion to increase the bonus target in circumstances it deems appropriate, such as for a change in market levels.

Performance assessment

•      Performance measures and stretch targets are set annually by the Compensation Committee by reference to the annual operating plan and renewed throughout the year by the Compensation Committee.

•      The Compensation Committee has discretion to vary the weighting of these measures over the life of the remuneration policy.

Long-term Incentive Schemes
Purpose and link to strategy	Incentivizes executives to deliver superior long-term returns to Shareholders.
Operation

Long-term incentives are granted under the Technip Energies Incentive Award Plan (the "Incentive Plan"). This is an omnibus arrangement whereby a variety of award types may be granted, including: performance-based restricted stock units ("PSUs"), RSUs, stock options, cash settled awards and share appreciation rights.

It is currently intended that award grants comprise:

•      PSUs: an award of a right to receive Technip Energies Shares subject to achievement of applicable performance conditions assessed over a period of 3 years, subject to continuous service; and

•      RSUs: an award of a right to receive Technip Energies Shares that vest 3 years from grant, subject to continuous service.

The type and weighting of awards granted each year will be determined annually by the Compensation Committee at its discretion. A minimum of 70% will be performance-based. However, it is the current intention of the Compensation Committee for the weighting based on the fair value at the grant date to be, for 2021:

•      70% PSUs; and

•      30% RSUs.

The Compensation Committee has discretion to vary the weighting of the performance measures over the life of this remuneration policy.

To the extent permitted by applicable law, executive Directors will be eligible for any dividends paid and accumulated on RSUs and PSUs during the performance or vesting period. No dividend equivalents will be payable on stock options.

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Maximum payment	The maximum grant date fair value of long-term incentive awards granted to executive Directors per annum will be 3.0 times the sum of such Director's annual base salary and target annual bonus.
Performance assessment (applicable to performance-based RSUs only)

•      Long-term incentive awards except PSUs are not subject to achievement of performance targets other than vesting periods.

•      For PSUs, the vesting of awards is linked to a range of performance measures that may include, but are not limited to:

o      a growth measure (for example, net sales, EPS);

o      a measure of the Company's performance on environmental, social and governance matters;

o     a measure of efficiency (for example, operating margin, operating cash conversion, ROIC); and

o     a measure of Technip Energies' relative performance in relation to its peers (for example, relative total shareholder return).

•      Measures and targets will be determined by the Compensation Committee annually at its discretion prior to grant and will be set out in the annual report on remuneration.

•      The Compensation Committee has discretion to amend the performance conditions in exceptional circumstances if it considers it appropriate to do so. Any such amendments would be disclosed and explained in the following year's annual report on remuneration.

All Employee Share Scheme
Purpose and link to strategy

To enable executive Directors to participate in share purchase schemes applicable to all employees on the same basis as other employees, see further under "—Long Term Incentive Schemes—Purpose and link to strategy".

Operation

While Technip Energies does not currently operate all employee share purchase scheme were it to do so during the term of the remuneration policy executive Directors would be eligible to participate in such a plan on the same terms as other eligible employees consistent with this policy.

Maximum payment	The maximum payment applicable will be as per the all employee plan terms and conditions.

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Benefits and Perquisites
Purpose and link to strategy	To provide market competitive benefits and to facilitate the performance of executive Directors in their duties.
Operation

Executive Directors are eligible to receive benefits, that may include, but are not limited to: financial planning, personal tax assistance, use of company cars, club memberships (primarily business-related), medical, vision and dental benefits, sickness, death and dismemberment benefits, work related travel and security expenses for the executive Director and spouse and matching charity contributions. Benefits may vary by location.

The Compensation Committee has discretion to offer additional allowances or benefits to executive Directors, if considered appropriate and reasonable. These may include relocation expenses, housing allowance and school fees where an executive Director has to relocate from his/her home location as part of his/her duties.

Maximum payment

The actual value of benefits and perquisites varies depending on the cost to the business and individual executive Director's circumstances. The benefits package is set at a level that the Compensation Committee considers:

•      provides an appropriate level of benefits depending on the role and individual circumstances; and

•      in line with comparable benefits in companies of a similar size and complexity in the market.

Legacy Obligations

The Compensation Committee reserves the right to make any remuneration payments that would otherwise be outside of this remuneration policy if they were agreed to prior to this remuneration policy being enacted. The Compensation Committee also reserves the right to make any remuneration payments that were agreed to prior to the relevant individual becoming an executive Director of Technip Energies. Such payments may include share-based and cash-based incentives and/or salary, benefits, pension and other payments.

Performance Target Selection

The performance targets for the annual bonus and long-term Incentive Plan are set each year prior to the grant date, taking into account: market practice at peer companies; practice within the wider group; and Technip Energies' strategic and financial business plan over the short and long-term.

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Approach to Recruitment Remuneration

The Compensation Committee's approach to recruitment remuneration is to pay no more than is necessary to attract appropriate candidates to the role.

Where it is necessary to "buy out" an individual's awards from a previous employer, the Compensation Committee will seek to match the expected value of the awards and to grant awards that vest over a time frame similar to those forfeited, with a commensurate reduction in quantum where the new awards will be subject to performance conditions that are not as robust as those on the awards given up. Where recruitment payments or awards are intended to replace pay forfeited by the individual, the value of such awards will not be limited to those limits set out in the remuneration policy, but will be determined by the Compensation Committee at its discretion.

The Compensation Committee may agree to relocation expenses and other associated expenses when negotiating the employment conditions.

For an internal promotion, any outstanding incentive awards or bonuses may be permitted to continue, or be adjusted to reflect the new position.

The Compensation Committee reserves the right to make payments of fees and base salary (or annual retainer) and make benefits or annual cash bonus provisions or payments in respect of any other component of remuneration (including the terms and conditions attaching thereto) outside of the limits of the general remuneration policy for Directors to meet individual circumstances of recruitment or in connection with any merger and acquisition activity.

Policy for Payment for Loss of Office

The Compensation Committee will seek to ensure that all payments for loss of office, including but not limited to, loss of office pursuant to involuntary termination, the executive Director not being re-elected, and resignation, reasonable and in the long-term interests of Shareholders and the Company's business. The Compensation Committee will generally take into account the circumstances of the loss of office and performance of the Director.

The Compensation Committee has the discretion to:

•     pay legal fees, financial planning or outplacement costs;

•     pay an annual bonus for the year of cessation;

•     retain or accelerate vesting of outstanding long-term incentive awards; and

•     continue taxable benefits and retirement benefits during the year of cessation.

Technip Energies believes that severance benefits provide important financial protection to executive Directors in the event of job loss, are consistent with the practices of peer companies, and are appropriate for the retention of executive talent.

Notwithstanding the above, Technip Energies intends to generally offer its executive Directors severance benefits amounting to one year base salary.

Potential Payments upon Change in Control

It is the intention that Technip Energies will provide change in control benefits to ensure that the executive Director(s) have an incentive to continue to work in Technip Energies' best interest during the period of time when a change in control transaction is taking place and in order to ensure continuity of management. The benefits payable upon a change in control will be comparable to benefits offered to executive directors at peer companies.

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Adjustments to Variable Remuneration

Pursuant to Dutch law, the remuneration of executive Directors may be reduced or executive Directors may be obliged to repay (part of) their variable remuneration to the Company if certain circumstances apply.

In accordance with Dutch law, if according to the principles of reasonableness and fairness, payment of a bonus would be unacceptable, the non-executive Directors have the power to modify the level of the bonus to an appropriate level. For these purposes, a bonus means a non-fixed part of the remuneration, the award of which is wholly or partially dependent on the achievement of certain goals or the occurrence of certain circumstances.

In addition, Technip Energies or the non-executive Directors will have the authority under Dutch law to recover from an executive Director any variable remuneration awarded on the basis of incorrect financial or other data (claw back). The non-executive Directors may furthermore adjust the variable remuneration (to the extent that it is subject to reaching certain targets and the occurrence of certain events) to an appropriate level if payment of the variable remuneration were to be unacceptable according to the requirements of reasonableness and fairness.

Duration of Contracts, Notice Periods

The executive Director's contract will be for the period up to and including the date of the first annual general meeting of the Company following the date the contract is entered into, and will end automatically on that date without prior notice being required. If the Company's general meeting reappoints the executive director as a statutory executive director of the Company, the contract will be extended for the period of that reappointment and ends automatically, without prior notice being required, on the date of the first Company's annual general meeting after the Company's general meeting which resolved to reappoint the executive Director.

The contracts will contain a three months' notice period for Technip Energies and the executive Director.

2020 Compensation of Directors

The following information is provided with respect to Director compensation earned for services at TechnipFMC in 2020.

Messrs. Caudoux, Colombani, Houssin and Rinaldi and Ms. Debon (the "Transitioning Directors") currently serve as directors of TechnipFMC and received the following compensation from TechnipFMC in connection with their services for the period 1 January 2020 through 31 December 2020:

	Fees Earned or Paid in Cash ($)
Name	Annual Cash Retainer(1)	Additional Fees(2)	Stock Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Arnaud Caudoux(5)	0	0	0	0	0
Pascal Colombani	80,000	67,500	174,996	4,366	326,862
Marie-Ange Debon	80,000	30,000	174,996	4,366	289,362
Didier Houssin	80,000	17,500	174,996	4,366	276,862
Joseph Rinaldi	80,000	20,000	174,966	4,366	279,362

(1)	The annual cash retainer for Directors was reduced by 30% effective 1 May 2020, due to the Covid-19 impact on TechnipFMC; this amount reflects the reduction on a pro rata basis.

(2)	Includes the amount of the fees paid for attendance at committee meetings, and additional fees paid to the Chair of each TechnipFMC Board committee and to the Lead Independent Director.

(3)	Restricted stock unit grants were made on 9 March 2020, valued at $9.29 per TechnipFMC share, the closing price on the NYSE of TechnipFMC Shares on that date.

(4)	Includes fees for tax assistance for the annual individual UK tax return.

(5)	Mr. Caudoux waived his cash and equity remuneration because of the policies of his employer, Banque publique d'investissement.

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As of 31 December 2020, the Transitioning Directors are entitled to receive a total of 155,382 TechnipFMC Shares upon departure from the TechnipFMC Board pursuant to the spin-off, but are not entitled to any other pension, retirement or similar benefits.

Arnaud Pieton and Nello Uccelletti

Messrs. Pieton and Uccelletti both were employees of TechnipFMC during 2020. Mr. Uccelletti retired from TechnipFMC on 29 February 2020.

Mr. Pieton began his employment with Technip in January 2004 and currently serves as President of TechnipFMC's Subsea business segment. Mr. Pieton will be appointed as Chief Executive Officer of Technip Energies and as an executive director on the Board effective upon the completion of the Spin-off. In connection therewith he will enter into a management agreement as a statutory executive director of Technip Energies under Dutch law. Under the management agreement he is entitled to (i) an annual base salary of EUR 900,000, and (ii) an annual cash incentive opportunity and annual long-term equity incentive grants in accordance with Technip Energies' executive director remuneration policy. Either party may terminate the management agreement at any time with 3 months' notice. Otherwise the management agreement will renew until the next annual general meeting, as long as Mr. Pieton is reappointed as an executive director. Under the management agreement, if Mr. Pieton's service with Technip Energies is terminated by Technip Energies other than for urgent cause or due to non-renewal (unless such non-renewal is due to urgent cause), Mr. Pieton will be entitled to a severance payment equal to his annual base salary. In addition, following Mr. Pieton's termination of service, he shall be subject to non-competition and non-solicitation of clients covenants for 12 months in exchange for payment equal to his base salary and annual bonus paid with respect to the 12 months prior to termination, paid in 12 monthly installments, unless otherwise determined by Technip Energies. Mr. Pieton is also subject to a 12 month post-termination non-solicit of employee covenant.

Mr. Pieton will participate in a supplementary retirement plan for executives, with fixed contributions of 8% of annual gross compensation above four times and capped at eight times the annual French social security (Sécurité sociale) limit (EUR 13,164 for 2021). As of the date of this Prospectus, Technip Energies has not set aside any pension, retirement or similar benefits for Mr. Pieton.

Messrs. Pieton and Uccelletti received the following compensation from TechnipFMC in connection with their services for the period 1 January 2020 through 31 December 2020:

	Salary(1) ($)	Long-term incentive awards(2) ($)	Pension related benefits ($)	Other benefits(3) ($)	Total(4) ($)
Arnaud Pieton	503,949.53	1,299,987	25,883.36	18,000	1,847,819.89
Nello Uccelletti	592,354.97	NA	6,880.88	2,154,730.53	2,753,966.38

(1)	The annual base salary for the TechnipFMC Executive Leadership Team was reduced by 20% effective May 1st 2020 , due to the COVID-19 impact on TechnipFMC, with the annual base salary of TechnipFMC's Chairman and Chief Executive Officer begin reduced by 30%; the base salary for Mr. Pieton reflects the reduction on a pro rata basis. Messrs. Pieton and Uccelletti were paid in euros, accordingly, all amounts are converted to dollars utilizing an average of the euro to U.S. dollar exchange rates on the last day of each month during 2020.

(2)	Mr. Pieton's long-term incentive awards consist 41,980 time-based RSUs which vest on 9 March 2023, and 97,954 PSUs, at target, subject to market-based (TSR) vesting conditions on 9 March 2023. The amounts set forth in this column represent the number of RSUs and PSUs awarded, at target, valued at $9.29 per TechnipFMC Share, the closing price on the NYSE of TechnipFMC Shares on that date. The maximum payout of performance-based stock subject to both performance conditions and market-based conditions is 200% of the award. Mr. Uccelletti did not receive any long-term incentives in 2020 due to his retirement.

(3)	Mr. Pieton's other benefits include a car allowance. Mr Uccelletti's other benefits include a company car benefit, adjustment for a tax and insurance refund due to over payment, severance payment including payment of 2020 bonus at target pro rata based on company service in 2020, compensation for national holidays not taken, 13th & 14th monthly salary and retirement seniority premium linked to local Italian regulations.

(4)	Annual incentives, if any, earned for 2020 have not yet been determined. Accordingly, the total compensation shown for Mr. Pieton does not include any annual incentive for 2020. Such annual incentive is expected to be determined by March 2021.

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As of 31 December 2020, the total amount set aside by TechnipFMC to provide pension, retirement, or similar benefits for Messrs. Pieton and Uccelletti, individually, was $25,883.36 and $6,880, respectively. Mr. Uccelletti retired from TechnipFMC effective as of 29 February 2020 and his pension and end-of-services payments began at that time.

Alison Goligher

Ms. Goligher did not serve as a director or employee of TechnipFMC during 2020 and therefore did not receive any compensation.

2020 Compensation of senior managers

For the period from 1 January 2020 through 31 December 2020, Technip Energies' senior managers (other than Mr. Pieton) were awarded compensation for their services to TechnipFMC in the aggregate amount of $4,454,419, not including any annual incentive as such amounts have not yet been determined.

To provide for pensions, retirement, or similar benefits for Technip Energies' senior managers, TechnipFMC has set aside or accrued the aggregate amount of $218,345.

Equity Holdings

Technip Energies is required to provide the beneficial share ownership and equity rights of the Directors and senior managers of Technip Energies as of the most recent practicable date, which for purposes of this Prospectus is 31 December 2020. As of 31 December 2020, Technip Energies was a wholly owned subsidiary of TechnipFMC and its managing director did not hold any equity interests in Technip Energies.

In connection with the spin-off, Technip Energies Directors and senior management, to the extent that they hold shares of TechnipFMC, will, similar to all other TechnipFMC shareholders, receive one Technip Energies Share for every five TechnipFMC Shares they hold as of the close of business on 17 February 2021, the Record Date.

In connection with the spin-off, any unvested TechnipFMC equity awards held by Transitioning Directors, Mr. Pieton and members of senior management (other than those who are retirement eligible) will be treated as follows:

TechnipFMC RSUs granted to employees (but excluding Mr. Pieton) that are scheduled to vest in less than one year from the closing of the spin-off, to the extent not previously vested, will accelerate, and be settled into TechnipFMC Shares prior to the spin-off and will be eligible to receive the dividend in kind resulting from the spin-off if such shares continue to be held on 17 February 2021. TechnipFMC PSUs that are scheduled to vest in less than one year from the closing of the spin-off, to the extent not previously vested, will vest based on the level of achievement realized against the performance criteria immediately prior to such acceleration and be settled into TechnipFMC Shares prior to the spin-off and, to the extent such shares are held on 17 February 2021, will participate in the Distribution.

Other unvested TechnipFMC options, RSUs and PSUs will be cancelled. Mr. Pieton and members of senior management will receive new grants of options, PSUs and RSUs with respect to Technip Energies Shares. The number of RSUs and PSUs to be granted with respect to Technip Energies Shares will be determined based on multiplying the number of their TechnipFMC RSUs and PSUs at target value (as set forth below) by the ratio determined by dividing (a) the per share closing sale price of TechnipFMC Shares on the NYSE on the close of business 12 February 2020 by (b) the per share closing sale price of Technip Energies Shares on Euronext Paris on the close of business 16 February 2020 as converted into U.S. dollars in accordance with the Separation and Distribution Agreement (the "Technip Energies Adjustment Ratio"), and then rounding down to the nearest whole share. The number of options over Technip Energies Shares to be granted will be determined by multiplying the number of their TechnipFMC unvested options by the Technip Energies Adjustment Ratio, rounding down to the nearest whole share. The exercise price for such options will be determined by dividing the exercise price of any TechnipFMC unvested options by the Technip Energies Adjustment Ratio and rounding up to the nearest whole cent. The Technip Energies options, RSUs and PSUs will be subject to substantially similar vesting, exercise (as applicable) and payment terms that applied to the corresponding TechnipFMC options, RSUs and PSUs, except that Technip Energies PSUs granted in respect of TechnipFMC PSUs granted in 2019 and 2020 will vest solely based upon the satisfaction of service-based vesting conditions.

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Vested TechnipFMC options held by Mr. Pieton and members of senior management will remain exercisable for TechnipFMC Shares according to the terms of the option and will be adjusted by multiplying the number of options by the ratio obtained by dividing the closing sale price of TechnipFMC Shares on the NYSE on close of business on 12 February 2021 by the closing sale price of TechnipFMC Shares on the NYSE on 16 February 2021 (the "TechnipFMC Adjustment Ratio") and rounding down to the nearest whole share, and the option exercise prices will be divided by the TechnipFMC Adjustment Ratio and rounded up to the nearest whole cent.

The following sets forth each Director's and senior manager's TechnipFMC shareholdings and equity incentive awards held as of 31 December 2020.

Name	Number of TechnipFMC Shares owned outright (including connected persons)	Vested Share options	Unvested RSUs	Unvested PSUs(1)	Unvested Options	Number of Technip Energies shares owned
Arnaud Caudoux(2)	-	-	-	-	-	-
Pascal Colombani	20,016	-	18,837	-	-	-
Marie-Ange Debon	20,026	-	18,837	-	-	-
Alison Goligher	19,996	-	18,837	-	-	-
Didier Houssin	-	-	-	-	-	-
Arnaud Pieton	19,996	-	18,837	-	-	-
Joseph Rinaldi	149,807	145,224	20,642	61,930	73,797	-
Magali Castano	29,596	47,830	27,102	33,124	5,316	-
Christophe Bélorgeot	19,215	12,843	7,541	19,446	13,355	-
Charles Cessot	2,973	-	8,471	7,932	1,861	-
Stan Knez	25,275	38,292	26,459	25,279	3,946	-
Alain Poincheval	24,862	26,661	11,696	11,695	-	-
Nello Uccelletti	26,463	39,204	60,312	152,953	66,032	-
Bruno Vibert	2,942	-	12,662	12,662	-	-
Marco Villa	47,655	82,301	23,803	21,702	7,270	-
Christophe Virondaud	10,004	8,000	11,289	11,287	-	-

(1)	Performance-based awards reflected at target (100%).

(2)	Mr. Caudoux waived his cash and equity remuneration because of the policies of his employer, Banque publique d'investissement.

See also "Major Shareholders and Related Party Transactions―Major Shareholders".

Technip Energies Equity Incentive Plan

Technip Energies intends to adopt the Incentive Plan in order to provide equity incentives to eligible officers, employees, and executive and non-executive Directors of Technip Energies and its subsidiaries. It is anticipated that the Incentive Plan will be an omnibus arrangement whereby a variety of award types may be granted including: PSUs, RSUs, stock options, cash settled awards, and share appreciation rights.

In connection with the spin-off, Technip Energies employees will be granted options and RSUs to replace the value of unvested TechnipFMC options, RSUs and PSUs that will otherwise be forfeited as a result of the spin-off. The number of options and RSUs with respect to Technip Energies Shares (which will be granted in replacement of forfeited RSUs and PSUs) will be determined by multiplying the number of TechnipFMC Shares subject to the award (for PSUs, based on the target number of shares) by the Technip Energies Adjustment Ratio and rounding down to the nearest whole share. The exercise price for such options will be determined by dividing the exercise price of any TechnipFMC options held by the employee by the Technip Energies Adjustment Ratio and rounding up to the nearest whole cent. The Technip Energies options, RSUs and PSUs will be subject to substantially similar vesting, exercise (as applicable) and payment terms that applied to the corresponding TechnipFMC options, RSUs and PSUs, except that Technip Energies PSUs granted in respect of TechnipFMC PSUs granted prior to 1 January 2021 will continue to vest according to their original performance-based vesting schedule.

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As of the date of this Prospectus, Technip Energies estimates that there will be approximately 209,948 unvested options, 2,306,225 unvested RSUs and 1,185,574 unvested PSUs, at target performance, held by Technip Energies employees which will be forfeited and replaced with Technip Energies options and RSUs. However, the exact number of Technip Energies Shares that will be subject to new Technip Energies awards is not determinable until the time of the spin-off based on the Technip Energies Adjustment Ratio. It is anticipated that the Compensation Committee will grant additional equity awards to Technip Energies employees and Directors from time to time after the spin-off under Technip Energies' equity incentive plan.

Technip Energies employees' vested options will remain exercisable for TechnipFMC Shares according to the terms and conditions of the option and will be adjusted by multiplying the number of options by the TechnipFMC Adjustment Ratio and rounding down to the nearest whole share, and the option exercise prices will be divided by the TechnipFMC Adjustment Ratio and rounded up to the nearest whole cent.

Limitation on Liability and Indemnification Matters

Under Dutch law, a member of the Technip Energies Board and certain other officers may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to Technip Energies and to third parties for infringement of the Articles of Association or of certain provisions of the BW. In certain circumstances, they may also incur additional specific civil and criminal liabilities.

Directors and certain members of senior management are insured under an insurance policy taken out by Technip Energies against damages resulting from their conduct when acting in their capacities as Directors or senior managers. In addition, Technip Energies' Articles of Association provide for indemnification of Technip Energies' Directors, including reimbursement for reasonable legal fees and damages or fines based on acts or failures to act in their duties. No indemnification shall be given to a member of Technip Energies' Technip Energies Board if (i) a Dutch court has established, without possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, suit, claim, action or legal proceedings can be described as deliberate (opzettelijk), willfully reckless (bewust roekeloos) or seriously culpable, (ii) the costs or capital losses of the indemnified person are covered by an insurance policy and the insurer has paid out these costs or capital losses, or (iii) the indemnified person failed to notify Technip Energies as soon as possible of the costs or capital losses or of the circumstances that could lead to the costs or capital losses.

Pension Schemes

In addition to local statutory pension plans, Technip Energies operates various post-employment schemes, including defined benefits and defined contribution plans. A summary of the major plans offered are the following:

Defined Benefit Plans A defined benefit plan is a benefit scheme in which the employer makes a future promise to the employee that creates a legal and/or financial liability that persists until the promise is fulfilled or withdrawn.

In France, employees benefit from retirement indemnities as per the applicable collective agreements, as well as long service awards. Germany offers an open pension plan as well as long service awards and death in service benefits. In the Netherlands, the defined benefits plan is closed to future accruals. Finally, in United Arab Emirates, end of service benefits are offered to all employees.

Defined Contribution Pension Plans A defined contribution plan is a pension scheme in which the employer has no legal or financial obligations besides paying pension contributions to the defined contribution plan.

In France, a defined contribution pension plan is offered to employees earning above EUR 164,500, the company contribution is 8% of earnings capped at EUR 329,000. In the Netherlands, defined contribution plans are provided for all employees with contributions varying with the age of the employee. In the UK, a defined contribution plan is offered with a company match of twice the employee contribution, up to 10%. In the U.S., Technip Energies will offer a 401(k) plan with an employer match up to 5% of eligible compensation and a non-elective company contribution of 2% of eligible compensation. A non-qualified plan provides the same contribution rule for employees exceeding the tax limit.

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Employees and Human Capital

The table below provides an overview of the total number of permanent and temporary employees of the Company as at years ended 31 December 2017, 2018, 2019 and 2020, subdivided by region.

Region	2020	2019	2018	2017
Americas	1,504	1,825	2,130	2,300
Asia-Pacific	2,320	2,247	2,752	2,937
Europe	6,487	6,478	7,076	7,045
India	2,640	2,775	2,561	2,411
Middle-East/Africa	1,706	1,444	1,161	1,321
Total	14,657	14,769	15,680	16,014

The Company's workforce as of 31 December 2020 was made up of 28% women and 72% men and represented 104 nationalities. Since 31 December 2020 there were no significant changes in the number of employees employed by the Company. For the year ended 31 December 2020, the Company employed, on average, 2,345 temporary employees. The Company's employees have been with the Company or its predecessors on average for nine years as of 31 December 2020.

The Company considers its employees a key factor to its success and the Company is focused on attracting and retaining the best employees at all levels of its business. Inclusion and diversity is a strategic, business priority. The Company employs people based on relevant qualifications, demonstrated skills, performance and other job-related factors.

The Company does not tolerate unlawful discrimination related to employment, and its Code of Business Conduct requires that employment decisions related to recruitment, selection, evaluation, compensation, and development, among others, are not influenced by race, color, religion, gender, age, ethnic origin, nationality, sexual orientation, marital status, or disability. The Company also ensures that its suppliers, customers, and business partners are aware of its goal of creating a diverse and tolerant workforce. In 2018, the Company reviewed its job functions to ensure pay equity. The Company identified areas for improvement and completed all necessary salary adjustments in 2019 to ensure fair compensation for all of its employees. Continuous monitoring to ensure pay equity remained a focus in 2020. The Company has continued to improve gender balance in 2020 with a focus on increasing the representation of women hired as new college graduates. The Company fosters employee resource groups and encourage participation in such employee resource groups throughout the Company. The Company is committed to creating a trusting environment where all ideas are welcomed and employees feel comfortable and empowered to draw on their unique experiences and backgrounds.

The Company's compensation and benefits strategy is designed to be competitive in each market the Company participates in, to motivate its employees to achieve and exceed its short-term and long-term objectives, and to align the interests of its employees with the interests of its shareholders. The Company's pay for performance philosophy, supported by a robust performance management practice, strives to set its employees' total remuneration package at a competitive level by benchmarking to the market and providing incentives geared to agreed performance outcomes, where appropriate. The Company wants managers, and as many employees as possible, to have short-term incentives driven by individual, team and group performance. The Company provides long-term incentives to high potential and highly valued employees, driven by long-term company performance. The Company believes its long-term success is directly linked to the calibre of the employees it employs and the working environment that it creates. See also "―Technip Energies Equity Incentive Plan".

In addition to base and incentive compensation, the Company also provides health, welfare and retirement/pension benefits that are market-competitive based on location. The Company also provides its employees with work life balance programs such as flexible work schedules, remote working and parental leave programs. The Company provides employees with access to wellness and mental health professionals through its employee assistance program.

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The safety of the Company's employees and customers is paramount. The Company strives to ensure that all employees feel safe in their respective work environment. In 2020, for 109.8 MMH, the Company had a total recordable incident rate of 0.04 and an LTI rate of 0.01.

In response to the COVID-19 pandemic, the Company has taken a number of measures to support employees, partners and visitors to its worksites; whether offices, vessels or yards. The Company has put in place remote work policies for its employees, encouraged online meetings, restricted international and domestic travel and advised employees to work remotely where possible. In line with relevant government policies and guidelines in its operating areas, the Company continues to update travel advice as appropriate. Furthermore, as additional prudent precautions, the Company is taking direct actions to protect employee health and safety by, among other things, communicating regularly with its global teams and providing health alerts and prevention tips from the World Health Organization and other governmental and regulatory authorities.

A significant number of the Company's employees are represented by unions or works councils. The Company has not experienced any material work stoppages in recent years and considers its employee relations to be good.

Environmental, Social and Corporate Governance

With energy transition being its business, the Company believes that there is alignment with the environmental, social and corporate governance ("ESG") goals that it will be developing during 2021. The Company will deliver low-carbon technologies, solutions and projects, establish carbon footprint reduction targets and minimize waste generation and water consumption and expand circularity. The Company will make valuing its people its priority by promoting a culture of fair representation, diversity and inclusion, as well as a workplace where the Company focuses on wellbeing and mental and physical health. The Company will collaborate with the communities where its employees live and work. Acting responsibly will be the Company's standard with accountability starting at CEO and Board-level; with remuneration being ESG-linked with financial and ESG key performance indicators being defined in 2021. The Company will ensure application of continuous improvement in HSE across the Company. The Company will continue to embed a robust ethics and compliance culture across the Company and supply chain. Building on its existing business code of conduct and HSE and diversity and inclusion policies, the Company will during 2021 establish a detailed sustainability roadmap. Thereafter and every year the Company will tally its ESG scorecard and provide an annual sustainability report.

Dutch Corporate Governance Code

As a Dutch company Technip Energies is subject to the Code.

The Code contains both principles and suggested governance provisions for one-tier boards, executive directors and non-executive directors, shareholders and general meetings, financial reporting, auditors, disclosure, compliance and enforcement standards. As a Dutch company, Technip Energies is required to disclose in Technip Energies' management report, filed in the Netherlands, whether Technip Energies complies with the suggested governance provisions of the Code or list the reasons for any deviation in Technip Energies' management report.

Upon becoming a listed company incorporated and existing under the laws of the Netherlands, Technip Energies will comply exclusively with all applicable provisions of the Code except for the provisions stated below. As a Dutch Company, Technip Energies does not intend to comply with the Afep/Medef Corporate Governance Code or any other inapplicable governance conventions.

Compliance with the Code

Technip Energies endorses the underlying principles of the Code and is committed to adhering to the best practices promoted by the Code. Technip Energies is also committed to providing continuity with the governance structure currently in place at TechnipFMC. Provisions adopted by Technip Energies that differ from Code principles are:

•	Provision 2.3 of the Code recommends that committees prepare the decision-making for later adjudication by the full Technip Energies Board. Technip Energies will continue TechnipFMC's practice of allowing the Board to delegate certain decision-making to its Committees, as defined in each Committee's charter. In particular, the Compensation Committee will have the authority to directly adopt certain resolutions on behalf of the Technip Energies Board, including remuneration-related resolutions.

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•	The General Meeting may overrule a binding nomination for the appointment of a Director by a two-thirds majority of the votes cast, representing more than 50% of Technip Energies' issued and outstanding share capital. If a binding nomination for the appointment of a Director is overruled, the Technip Energies Board may make a new binding nomination. Although in deviation from suggested governance provision 4.3.3 of the Code, this is nonetheless in line with article 2:133 (2) BW, which provides for the same majority and quorum requirements.

•	A resolution to suspend or dismiss a Director other than at the proposal of the Technip Energies Board requires a two-thirds majority of the votes cast, representing more than 50% of Technip Energies' issued and outstanding share capital. Although in deviation from suggested governance provision 4.3.3 of the Code, this is nonetheless in line with article 2:134 (2) BW, which provides for the same majority and quorum requirements.

•	Non-executive Directors will be granted restricted stock-units in deviation from provision 3.3.2 of the Code. This is consistent with TechnipFMC's compensation policy and is intended to ensure that a substantial portion of their remuneration is linked to the long-term success of the Company and alignment with shareholders' interest.

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Description of Share Capital

The following paragraphs summarize information concerning Technip Energies' share capital and material provisions of the Articles of Association and applicable Dutch law.

The Articles of Association in the governing Dutch language and in an unofficial English translation thereof are available on Technip Energies' website (https://backoffice.technipenergies.com/sites/energies/files/2021-02/Articles-Association-Technip-Energies.pdf). See also "Management, Employees and Corporate Governance" for a summary of material provisions of the Articles of Association, Technip Energies Board Rules and Dutch law relating to the Technip Energies Board.

General

Technip Energies was incorporated as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on 16 October 2019. Technip Energies was converted into a public limited liability company (naamloze vennootschap) incorporated and operating under the laws of the Netherlands on 31 January 2021. The legal and commercial name of Technip Energies is Technip Energies N.V. Technip Energies has its seat (statutaire zetel) in Amsterdam, the Netherlands and its headquarters is currently located at 6 Allée de l'Arche, Faubourg de l'Arche, ZAC Danton, 92400 Courbevoie, France. Technip Energies' telephone number is +33 (0)147 78 21 21 and its website is www.technipenergies.com. Technip Energies is registered in the Trade Register of the Chamber of Commerce (Handelsregister van de Kamer van Koophandel) under number 76122654 and its legal entity identifier ("LEI") is 724500FLODI49NSCIP70.

Corporate Purpose

Pursuant to article 2.2 of the Articles of Association, the corporate objectives of Technip Energies are: (a) to incorporate, participate in and conduct the management of other companies and enterprises; (b) to render administrative, technical, financial, economic or managerial services to other companies, persons and enterprises; (c) to acquire, dispose of, manage and utilize real property, personal property and other goods, including patents, trademark rights, licenses, permits and other industrial property rights; (d) to borrow, lend and raise funds, including the issue of bonds, promissory notes or other financial instruments and to enter into agreements in connection with aforementioned activities; and (e) to grant guarantees, bind Technip Energies and to pledge or otherwise encumber its assets for obligations of Technip Energies, subsidiaries and third parties, and to perform all activities which are incidental to or which may be conducive to any of the foregoing.

Share Capital

Authorized and issued share capital of Technip Energies

At the date of this Prospectus, the authorized share capital of Technip Energies consists of 850,000,000 Technip Energies Shares with a nominal value of EUR 0.01 each, the issued capital consists of 179,813,880 Technip Energies Shares, and the paid-up capital amounts to EUR 1,798,138.80.

As of the Effective Date, the Articles of Association provide for an authorized share capital of EUR 8,500,000.00, divided into 850,000,000 Technip Energies Shares, each with a nominal value of EUR 0.01. All issued and outstanding Technip Energies Shares have been fully paid up and are held in dematerialized form.

As of the date of this Prospectus, no Technip Energies Shares are held by Technip Energies. As of the Effective Date, all issued and outstanding Technip Energies Shares will be fully paid-up and will be subject to, and have been created under, the laws of the Netherlands.

History of share capital

Since its incorporation, Technip Energies has issued the following Technip Energies Shares:

Date	Number of Technip Energies Shares
16 October 2019	1 with a nominal value of EUR 0.01
31 January 2021	4,499,999 with a nominal value of EUR 0.01 each
6 February 2021	175,313,880 with a nominal value of EUR 0.01 each

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Shareholders Register

The Technip Energies Shares are in registered form (op naam). No share certificates (aandeelbewijzen) are or may be issued. If requested, the Technip Energies Board will provide a shareholder, usufructuary or pledgee of such shares with an extract from the register relating to his or her title to a Technip Energies Share free of charge. If the Technip Energies Shares are encumbered with a right of usufruct, the extract will state to whom such rights will fall. The Technip Energies' shareholders register is kept by the Technip Energies Board.

Technip Energies' shareholders register records the names and addresses of the shareholders, the number of Technip Energies Shares held, the amount paid on each Technip Energies Share and the date of registration in the shareholders register. In addition, each transfer or passing of ownership is registered in the shareholders register. The shareholders register also includes the names and addresses of persons and legal entities with a right of pledge (pandrecht) or a right of usufruct (vruchtgebruik) on those shares.

Issuance of Shares

The Articles of Association provide that shares may be issued or rights to subscribe for shares may be granted pursuant to a resolution adopted at the General Meeting, or alternatively, by the Technip Energies Board if so designated by the shareholders at the General Meeting. A resolution of the General Meeting to issue shares or to grant rights to subscribe for shares can only be adopted at the proposal of the Technip Energies Board. Shares may be issued or rights to subscribe for shares may be granted by a resolution of the Technip Energies Board, if and insofar as the Technip Energies Board is designated to do so by the shareholders at a General Meeting. Designation by resolution of the General Meeting cannot be withdrawn unless determined otherwise at the time of designation. The scope and duration of the Technip Energies Board's authority to issue shares or grant rights to subscribe for shares (such as granting stock options or issuing convertible bonds) is determined by a resolution of the General Meeting and relates, at the most, to all unissued shares in Technip Energies' authorized capital on the date on which the Technip Energies Board resolves to issue shares or grant rights to subscribe for shares. The duration of this authority may not exceed a period of five years. Designation of the Technip Energies Board as the body authorized to issue shares or grant rights to subscribe for shares may be extended by a resolution of the General Meeting for a period not exceeding five years in each case. The number of shares that may be issued is determined at the time of designation.

No Shareholders' resolution or resolution of the Technip Energies Board is required to issue shares pursuant to the exercise of a previously granted right to subscribe for shares.

The General Meeting will adopt a resolution prior to the closing of the spin-off pursuant to which the Technip Energies Board will be authorized, for a period of five years from the Effective Date, to issue shares and grant rights to subscribe for shares up to the entire Technip Energies' authorized share capital from time to time.

Pre-emptive Rights

Dutch law and the Articles of Association give Shareholders pre-emptive rights to subscribe on a pro rata basis for any issue of new Technip Energies Shares or, upon a grant of rights, to subscribe for Technip Energies Shares. Shareholders have no pre-emptive rights upon (i) the issue of Technip Energies Shares against a payment in kind (being a contribution other than in cash); (ii) the issue of Technip Energies Shares to Technip Energies' employees or the employees of a member of the Company; and (iii) the issue of Technip Energies Shares to persons exercising a previously granted right to subscribe for shares.

A Shareholder may exercise pre-emptive rights during a period of at least two weeks from the date of the announcement of the issue of Technip Energies Shares. Pursuant to the Articles of Association, the General Meeting may restrict or exclude the pre-emptive rights of Shareholders or designate the Technip Energies Board to do so. A resolution of the General Meeting to restrict or exclude the pre-emptive rights, may only be adopted at the proposal of the Technip Energies Board. A resolution of the General Meeting to exclude or restrict pre-emptive rights, or to authorize the Technip Energies Board to exclude or restrict pre-emptive rights, requires a majority of the votes cast, if more than or equal to 50% of Technip Energies' issued and outstanding share capital is present or represented at the General Meeting. A resolution of the General Meeting to exclude or restrict pre-emptive rights, or to authorize the Technip Energies Board to exclude or restrict pre-emptive rights, requires a majority of at least two-thirds of the votes cast, if less than 50% of Technip Energies' issued and outstanding share capital is present or represented at the General Meeting.

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The designation of the Technip Energies Board as the body competent to restrict or exclude the pre-emptive rights may be extended by a resolution of the General Meeting for a period not exceeding five years in each case. Designation by resolution of the Shareholders at the General Meeting cannot be withdrawn unless determined otherwise at the time of designation.

The General Meeting will adopt a resolution prior to the closing of the spin-off pursuant to which the Technip Energies Board will be authorized, for a period of five years from the Effective Date, to restrict or exclude the pre-emptive rights upon the issuance of shares in accordance with the authorization of the Technip Energies Board described above under "—Issuance of Shares".

Acquisition by Technip Energies of Technip Energies Shares

Technip Energies and each of its subsidiaries may acquire its own shares, subject to certain provisions of Dutch law and the Articles of Association or the articles of association of such subsidiary, as applicable. Shares may be acquired by Technip Energies or a subsidiary against no consideration or against consideration. Shares may only be acquired against consideration if (i) Technip Energies' shareholders' equity (eigen vermogen) less the acquisition price is not less than the sum of the paid-up and called-up share capital and any reserves to be maintained by Dutch law or the Articles of Association, (ii) Technip Energies and Technip Energies' subsidiaries would not thereafter hold shares or hold shares as pledgee with an aggregate nominal value exceeding 50% of Technip Energies' then current issued and outstanding share capital, and (iii) the Technip Energies Board has been designated to do so by its shareholders at a General Meeting. The designation of the Technip Energies Board is not required if Technip Energies acquires fully paid-up shares for the purpose of transferring these to Technip Energies employees or the employees of a member of the Company under any applicable equity compensation plan.

The General Meeting will adopt a resolution prior to the closing of the spin-off to authorize the Technip Energies Board for a period of 18 months from the Effective Date, to repurchase up to 50% of Technip Energies' issued and outstanding share capital at the Effective Date.

Transfer of Shares

The transfer of registered shares (other than in book-entry form) requires a Dutch deed executed for that purpose and, save in the event that Technip Energies itself is a party to the transaction, written acknowledgement by Technip Energies. For as long as the Technip Energies Shares are listed on a regulated foreign stock exchange, the Technip Energies Board may resolve, with due observation of the statutory requirements, that the property law aspects of the Technip Energies Shares, are governed by the law of the state of establishment of such stock exchange or by the law of the state in which transfers and other legal acts under property law relating to the Technip Energies Shares can or must be made with the consent of such stock exchange.

Capital Reduction

The General Meeting may resolve, at the proposal of the Technip Energies Board, to reduce the issued and outstanding share capital by a cancellation of shares or by reducing the nominal value of the shares by amending the Articles of Association. A resolution to cancel shares may only relate to shares held by Technip Energies itself. A reduction of the nominal value of shares, with or without repayment, must be made pro rata on all shares concerned. This requirement may be waived if all Shareholders concerned so agree.

A resolution of the General Meeting to reduce the share capital requires a majority of the votes cast, if more than or equal to half of the issued and outstanding share capital is present or represented at the General Meeting. A resolution of the General Meeting to reduce the share capital requires a majority of at least two-thirds of the votes cast, if less than half of the issued and outstanding share capital is present or represented at the General Meeting.

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In addition, Dutch law contains detailed provisions regarding the reduction of capital. A resolution to reduce the issued and outstanding share capital shall not take effect as long as creditors can have legal recourse against the resolution.

Dividends and Other Distributions

Amount Available for Distribution

Pursuant to Dutch law and the Articles of Association, the distribution of profits will take place following the adoption of the Annual Accounts, from which Technip Energies will determine whether such distribution is permitted. Technip Energies may make distributions to the shareholders, whether from profits or from Technip Energies' freely distributable reserves, only insofar as Technip Energies' shareholders' equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

The Technip Energies Board may resolve to reserve the profits or part of the profits. Any profits remaining after the reservation referred to in the previous sentence by the Technip Energies Board will be at the disposal of the General Meeting, which may resolve to add the remaining profits to the reserves or distribute it among the Shareholders. Distributions of dividends will be made to Shareholders pro rata to their shareholding.

Subject to Dutch law and the Articles of Association, the Technip Energies Board may resolve to distribute an interim dividend on shares. For this purpose, the Technip Energies Board must prepare an interim statement of assets and liabilities. Such interim statement shall show Technip Energies' financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if (i) an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (ii) Technip Energies' shareholders' equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

At the proposal of the Technip Energies Board, the General Meeting may resolve that Technip Energies make distributions to its shareholders from one or more of Technip Energies' freely distributable reserves, other than by way of profit distribution.

Dividends and other distributions shall be made payable on the date determined by the Technip Energies Board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to Technip Energies (verjaring).

Change in Control

Under Dutch law, protective measures against takeovers are possible and permissible, within the boundaries set by Dutch law and Dutch case law.

While Technip Energies has elected not to set up such measures by means of a Dutch protective foundation (beschermingsstichting), the Articles of Association contain provisions that are intended to secure a degree of continuity in the governance of Technip Energies as well as provide the Technip Energies Board adequate time to consider alternative solutions in the event an unsolicited approach is made which could result in a change in control of Technip Energies. These consist of:

•	a provision that members of the Technip Energies Board be removed at a General Meeting by adoption of a resolution garnering two-thirds of the votes cast representing more than 50% of Technip Energies' issued and outstanding share capital, where removal is not proposed by the Technip Energies Board;

•	a provision that members of the Technip Energies Board be appointed by adoption of a binding nomination proposal by the Technip Energies Board, unless such proposal is overruled by adoption of a resolution garnering two-thirds of the votes cast representing more than 50% of Technip Energies' issued and outstanding share capital;

•	requirements that certain matters, including an amendment of the Articles of Association, be adopted at a General Meeting only upon proposal by the Technip Energies Board; and

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•	a provision that, except where the law requires otherwise, resolutions of the General Meeting require the prior approval of the Technip Energies Board except where the resolution has been adopted following a proposal by the Technip Energies Board.

Dissolution and Liquidation

Technip Energies may only be dissolved by a resolution of the General meeting at the a proposal of the Technip Energies Board. If a resolution to dissolve Technip Energies is to be submitted to a General Meeting, this must in all cases be stated in the notice convening the General Meeting. If the General Meeting resolves to dissolve Technip Energies, the members of the Technip Energies Board will be charged with the liquidation of the business of Technip Energies, unless the General Meeting resolves otherwise at the proposal of the Technip Energies Board. During liquidation, the provisions of the Articles of Association will remain in force as far as possible.

Any surplus remaining after settlement of all debts and liquidations costs will be distributed to the holders of Technip Energies Shares pro rata to their shareholding.

Exchange Controls and Other Provisions Relating to Non-Dutch Shareholders

Pursuant to Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

Pursuant to Dutch law, there are no exchange controls applicable to Technip Energies' import or export of capital, including the availability of cash and cash equivalents to Technip Energies as a Dutch company.

Shareholder Rights

Shareholders have voting rights and are entitled to one vote per share on all matters submitted to voting at the General Meeting. One or more shareholders who solely or jointly represent at least 3% of the issued and outstanding share capital may request to include items on the agenda of a General Meeting. One or more Shareholders who solely or jointly represent 10% of the issued and outstanding share capital may request the Technip Energies Board to convene a General Meeting

Shareholders are entitled to receive dividends pro rata to their shareholding. Upon Technip Energies' liquidation or dissolution, any surplus remaining after settlement of all debts and liquidation costs will be distributed to the Shareholders pro rata to their shareholding. See "—Dissolution and liquidation".

Shareholders may inspect the Annual Accounts, management report, audit statement and other additional information of Technip Energies as prescribed by Dutch law at Technip Energies' offices from the day of the notice convening the General Meeting at which these documents are to be considered. Under Dutch law, if requested by a Shareholder, usufructuary or pledgee of Technip Energies Shares, the Technip Energies Board must provide an extract from the Technip Energies' shareholders register in relation to his or her title to a share free of charge.

Changes to Shareholder Rights

To the extent allowed under Dutch law, the rights of shareholders can be changed through an amendment of the Articles of Association. A resolution to amend the Articles of Association can only be adopted at the proposal of the Technip Energies Board.

A resolution to exclude or limit pre-emptive rights of Shareholders can only be adopted at the proposal of the Technip Energies Board. Such resolution or the authorization to exclude or limit pre-emptive rights by the General Meeting to the Technip Energies Board requires a two-thirds majority of the votes cast, if less than 50% of the issued and outstanding share capital is present or represented at the General Meeting.

Both a resolution to amend the Articles of Association and a resolution to exclude or limit pre-emptive rights must meet the standards of reasonableness and fairness that must be observed by the Technip Energies Board and Shareholders towards Shareholders whose position could be prejudiced as a result of such resolution.

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No obligation other than to pay up the nominal amount of a share may be imposed upon a shareholder against his will.

General Meetings and Voting Rights

General Meeting

General Meetings are held in the Netherlands at the place where Technip Energies has its corporate seat (Amsterdam), or at Eindhoven, Groningen, Haarlem, Haarlemmermeer (Schiphol Airport), Hoofddorp, Maastricht, Rotterdam, The Hague, or Zoetermeer (the Netherlands). The annual General Meeting shall be held no later than six months after the end of the financial year on the date and hour and at the place mentioned in the convening notice. Additional extraordinary General Meetings may also be held whenever considered appropriate by the Technip Energies Board. Pursuant to Dutch law, one or more Shareholders, who solely or jointly represent at least one-tenth of the issued and outstanding share capital, may request the Technip Energies Board to convene a General Meeting. If the Technip Energies Board has not taken the steps necessary to ensure that a General Meeting is held within the relevant statutory period after the request, the requesting persons may, at his/her/their request, be authorized by a court in preliminary relief proceedings to convene a General Meeting.

General Meetings shall be convened by a notice, which shall include an agenda stating the items to be discussed, including for the annual General Meeting, among other things, the discussion and adoption of the Annual Accounts, appropriation of Technip Energies profits, and proposals relating to the Technip Energies Board, including the filling of any vacancies in the Technip Energies Board and the advisory vote on Technip Energies' remuneration report. In addition, the agenda shall include such items as have been included therein by the Technip Energies Board. One or more shareholders, alone or together, representing at least 3% of the issued and outstanding share capital may also request to include items in the agenda of a General Meeting. Requests must be made in writing and received by the Technip Energies Board at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those which have been included in the agenda. In accordance with the Code, a shareholder may request the inclusion of an item on the agenda only after consulting the Technip Energies Board in that respect. If one or more shareholders intends to request that an item be put on the agenda for a General Meeting that may result in a change in Technip Energies' strategy, pursuant to the Code, the Technip Energies Board may invoke a response time of a maximum of 180 days until the day of the General Meeting. A legislative proposal pursuant to which a response time, similar to the aforementioned response time under the Code, but with a maximum of 250 days will be given a statutory basis, has been adopted by the House of Representatives and is under review by the Senate. It is currently unclear if, and when, this legislative proposal will be introduced.

The General Meeting is presided over by the non-executive Director designated as chair who shall serve as the chair of the Technip Energies Board, or by one of the other Directors or any other person designated for that purpose by the Technip Energies Board. Members of the Technip Energies Board may attend a General Meeting in person or by electronic means of communication. In these meetings, they have an advisory vote. The chair of the meeting may decide at his or her discretion to admit other persons to the meeting.

The external auditor of Technip Energies may attend the annual General Meeting in which the Annual Accounts are discussed.

Admission and Registration

All shareholders, and each usufructuary and pledgee to whom the right to vote on Technip Energies' shares accrues, are entitled, in person or represented by a proxy authorized in writing, to attend and address the General Meeting and exercise voting rights pro rata to their shareholding. Shareholders may exercise their rights if they are the holders of Technip Energies Shares on the record date as required by Dutch law, which is the 28th day before the day of the General Meeting, and they or their proxy have notified Technip Energies of their intention to attend the General Meeting in writing or by any other electronic means that can be reproduced on paper ultimately at a date set for that purpose by the Technip Energies Board, specifying such person's name and the number of shares for which such person may exercise the voting rights and/or meeting rights at such General Meeting. The convocation notice shall state the record date and the manner in which the persons entitled to attend the General Meeting may register and exercise their rights.

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Quorum and Voting Requirements

Each Technip Energies Share confers the right to cast one vote at the General Meeting. Shareholders may vote by proxy. No votes may be cast at a General Meeting on shares held by Technip Energies or Technip Energies subsidiaries. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge in respect of shares in Technip Energies' share capital held by Technip Energies or Technip Energies' subsidiaries are not excluded from the right to vote on such shares, if the right of usufruct (vruchtgebruik) or the right of pledge was granted prior to the time such share was acquired by Technip Energies or any of Technip Energies' subsidiaries. Technip Energies may not cast votes on shares in respect of which Technip Energies or a subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge. Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shares on which votes may be cast, or the amount of the share capital that is present or represented at a General Meeting. Unless Dutch law or the Articles of Association states otherwise, all resolutions adopted by the shareholders at the General Meeting are adopted with a majority of the votes cast. Insofar as the law does not prescribe otherwise, resolutions of the General Meeting require the approval of the Technip Energies Board unless the resolution has been adopted at the proposal of the Technip Energies Board.

No quorum requirements apply.

Action by written consent

The adoption of resolutions of the General Meeting outside a General Meeting and by unanimous written consent is not provided for in the Articles of Association as this would practically not be feasible because such resolution would require the consent of each individual shareholder.

Amendment of the Articles of Association

The Articles of Association may only be amended by a resolution of the General Meeting at the proposal of the Technip Energies Board. If a resolution to amend the Articles of Association is to be submitted to the General Meeting, this must in all cases be stated in the notice convening the General Meeting.

Annual Accounts and Semi-Annual Accounts

Annually, within four months after the end of the financial year, the Technip Energies Board must prepare the Annual Accounts and make them available for inspection by the Shareholders at the office of Technip Energies. The Annual Accounts must be accompanied by an auditor's statement, a management report and certain other information required under Dutch law. The Annual Accounts must be signed by the Directors.

The Annual Accounts, the auditor's statement, the management report, and the other information required under Dutch law must be made available to the Shareholders for review as from the day of the notice convening the annual General Meeting. The Annual Accounts must be adopted by the General Meeting. The Technip Energies Board must send the adopted Annual Accounts to the AFM within five business days after adoption.

Technip Energies must prepare and make publicly available a semi-annual financial report as soon as possible, but at the latest three months after the end of the first six months of the financial year. If the semi-annual financial report is audited or reviewed, the independent auditor's audit or review report, respectively, must be published together with the semi-annual financial report.

Dutch Financial Reporting Supervision Act

On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving) (the "FRSA") the AFM supervises the application of financial reporting standards by, among others, companies whose seat is in the Netherlands and whose securities are listed on a regulated Dutch or foreign stock exchange, such as Technip Energies.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from Technip Energies regarding its application of the applicable financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt that Technip Energies' financial reporting meets such standards and (ii) recommend Technip Energies to make available further explanations. If Technip Energies does not comply with such a request or recommendation, the AFM may request that the enterprise chamber of the court of appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam) (the "Enterprise Chamber") orders Technip Energies to (i) provide an explanation of the way it has applied the applicable financial reporting standards to its financial reports or (ii) prepare its financial reports in accordance with the Enterprise Chamber's instructions.

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Rules Governing Obligations of Shareholders to Make a Public Takeover Bid

Pursuant to the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) ("FMSA"), and in accordance with European Directive 2004/25/EC, also known as the Takeover Directive, any shareholder who (individually or jointly) directly or indirectly obtains control of a Dutch listed company is required to make a public takeover bid for all issued and outstanding shares in that company's share capital. Such control is deemed present if a (legal) person is able to exercise, alone or acting in concert, at least 30% of the voting rights in the general meeting of such listed company (subject to an exemption for major shareholders who, acting alone or in concert, already had such stake in the company at the time of that company's initial public offering).

In addition, it is prohibited to launch a public takeover bid for shares of a listed company, such as the Technip Energies Shares, unless an offer document has been approved by the AMF. A public takeover bid may only be launched by way of publication of an approved offer document. The public takeover bid rules are intended to ensure that in the event of a public takeover bid, among others, sufficient information will be made available to the shareholders, that the shareholders will be treated equally, that there will be no abuse of inside information and that there will be a proper and timely offer period.

Squeeze-out Proceedings

Pursuant to article 2:92a BW, a shareholder who for his or her own account holds at least 95% of Technip Energies' issued and outstanding share capital may initiate proceedings against Technip Energies' minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

An offeror that has made a public offer will also be entitled to start takeover squeeze-out proceedings if, following the public offer, the offeror holds at least 95% of the issued and outstanding share capital and represents at least 95% of the total voting rights. The claim for a takeover squeeze-out will need to be filed with the Enterprise Chamber within three months following the expiration of the acceptance period of the offer. The Enterprise Chamber in Amsterdam may only grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary, after the appointment of one or three experts who will offer an opinion on the value to be paid for the shares. The offer price will be assumed to be reasonable if the offer was a mandatory offer by the offeror or if at least 90% of the shares for which the public offer was made were acquired in the offer.

Pursuant to article 2:359d BW, minority shareholders that have not previously tendered their shares under an offer to transfer their shares to the offeror are entitle to institute proceedings with the Enterprise Chamber, provided that the offeror has acquired at least 95% of the outstanding share capital and represents at least 95% of the total voting rights. In regard to price, the same procedure as for takeover squeeze-out proceedings initiated by an offeror applies. The claim also needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer.

Obligations to Disclose Holdings

Shareholders may be subject to notification obligations under the FMSA. Shareholders are advised to seek professional advice on these obligations.

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Shareholders

Pursuant to the FMSA, any person who, directly or indirectly, acquires or disposes of an actual or potential interest in the capital or voting rights of Technip Energies must notify the AFM without delay, if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in Technip Energies reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Potentially a threshold of 2% will be added to this list no later than 1 January 2021.

A notification requirement also applies if a person's capital interest or voting rights reaches, exceeds or falls below the abovementioned thresholds as a result of a change in Technip Energies' total outstanding share capital or voting rights. Such notification has to be made no later than the fourth trading day after the AFM has published Technip Energies' notification of the change in its outstanding share capital.

Under the FMSA, Technip Energies is required to notify the AFM without delay of the changes in its share capital or voting rights, if its issued and outstanding share capital or voting rights changes by 1% or more compared to Technip Energies' previous notification. Technip Energies must furthermore notify the AFM within eight days after the end of each quarter in the event that its share capital or voting rights changed by less than 1% in that relevant quarter or since Technip Energies' previous notification.

In addition, each person who is or ought to be aware that, as a result of the exchange of certain financial instruments, such as options for shares, his actual capital or voting interest in Technip Energies, reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, vis-à-vis his most recent notification to the AFM, must give notice to the AFM no later than the fourth trading day after he or she became or ought to be aware of this change.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes all notifications received by it. The shareholder notifications referred to in this section should be made electronically through the notification system of the AFM.

Controlled entities, within the meaning of the FMSA, do not have notification obligations under the FMSA, as their direct and indirect interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who has a 3% or larger interest in Technip Energies' share capital or voting rights and who ceases to be a controlled entity for these purposes must immediately notify the AFM. As of that moment, all notification obligations under the FMSA will become applicable to the former controlled entity.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) shares and voting rights directly held (or acquired or disposed of) by any person; (ii) shares and voting rights held (or acquired or disposed of) by such person's controlled entity or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement; (iii) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights against a payment; (iv) shares which such person (directly or indirectly) or third party referred to above, may acquire pursuant to any option or other right to acquire shares; (v) shares which determine the value of certain cash settled financial instruments such as contracts for difference and total return swaps; (vi) shares that must be acquired upon exercise of a put option by a counterparty; and (vii) shares which are the subject of another contract creating an economic position similar to a direct or indirect holding in those shares. Special attribution rules apply to shares and voting rights which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote on the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger the reporting obligations as if the pledgee or beneficial owner were the legal holder of the shares.

For the purpose of calculating the percentage of capital interest or voting rights, the following instruments qualify as "shares": (i) shares; (ii) depositary receipts for shares (or negotiable instruments similar to such receipts); (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds); and (iv) options for acquiring the instruments under (i) or (ii).

The notification to the AFM should indicate whether the interest is held directly or indirectly, and whether the interest is an actual or a potential interest.

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Gross short positions in shares must also be notified to the AFM. For these gross short positions the same thresholds apply as for notifying an actual or potential interest in the capital and/or voting rights of a Dutch listed company, as referred to above, and without any set-off against long positions.

In addition to the above described notification obligations pertaining to capital interest or voting rights, pursuant to Regulation (EU) No 236/2012, as amended, ESMA Decision of 16 March 2020, ESMA70-155-9546, ESMA Decision of 10 June 2020, ESMA70-155-10189, ESMA Decision of 16 September 2020, ESMA70-155-11072 and ESMA Decision of 16 December 2020, ESMA70-155-11608, notification must be made of any net short position of 0.1 percent in the issued share capital of Technip Energies and of every subsequent 0.1 percent above this threshold. Each net short position equal to 0.5% of the issued and outstanding share capital of a Dutch listed company and any subsequent increase of that position by 0.1% will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located.

Directors and Persons Discharging Managerial Responsibilities

Pursuant to the FMSA, each Director must notify the AFM: (a) immediately following the admission to trading of the Technip Energies Shares of the number of Technip Energies Shares and options he or she holds and the number of votes he or she is entitled to cast in respect of Technip Energies' issued and outstanding share capital, and (b) subsequently of each change in the number of Technip Energies Shares or options he holds and of each change in the number of votes he is entitled to cast in respect of Technip Energies' issued and outstanding share capital, immediately after the relevant change. If a Director has notified a change in shareholding to the AFM under the FMSA as described above under "—Obligations to Disclose Holdings—Shareholders", such notification is sufficient for purposes of the FMSA as described in this paragraph.

Furthermore, pursuant to the Market Abuse Regulation and the regulations promulgated thereunder, any Director as well as any other person discharging managerial responsibilities in respect of Technip Energies who has regular access to inside information relating directly or indirectly to Technip Energies and power to take managerial decisions affecting future developments and business prospects of Technip Energies, must notify the AFM by means of a standard form of any transactions conducted for his or her own account relating to the Technip Energies Shares or debt instruments of Technip Energies or to derivatives or other financial instruments linked thereto.

In addition, pursuant to the Market Abuse Regulation, certain persons who are closely associated with a Director or any of the other persons as described above, are required to notify the AFM of any transactions conducted for their own account relating to the Technip Energies Shares or debt instruments of Technip Energies or to derivatives or other financial instruments linked thereto. The Market Abuse Regulation covers, inter alia, the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year at the relevant transaction date; and (iv) any legal person, trust or partnership whose managerial responsibilities, among other things, are discharged by a person referred to under (i) to (iii) above or by the relevant Directors or other person discharging the managerial responsibilities in respect of Technip Energies as described above.

The notifications pursuant to the Market Abuse Regulation described above must be made to the AFM no later than the third business day following the relevant transaction date. Under certain circumstances, these notifications may be postponed until all transactions within a calendar year have reached a total amount of EUR 5,000 (calculated without netting). Any subsequent transaction must be notified as set forth above.

Non-compliance

Non-compliance with the disclosure obligations set out in the paragraphs above is an economic offense (economisch delict) and may lead to the imposition of criminal prosecution, administrative fines, imprisonment or other sanctions. The AFM may impose administrative penalties or a cease-and-desist order under penalty for non-compliance. If criminal charges are pressed, the AFM is no longer allowed to impose administrative penalties and vice versa, the criminal prosecution is no longer allowed if administrative penalties have been imposed. Furthermore, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be correctly notified. A claim requiring that such measures be imposed must be instituted by Technip Energies and/or one or more Shareholders who alone or together with others represent(s) at least 3% of the issued and outstanding share capital or are able to exercise at least 3% of the voting rights. The measures that the civil court may impose include:

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•	an order requiring the person violating the disclosure obligations to make appropriate disclosure;

•	suspension of voting rights in respect of such person's Technip Energies Shares for a period of up to three years as determined by the court;

•	voiding a resolution adopted at a General Meeting, if the court determines that the resolution would not have been adopted if the voting rights of the person who is obliged to notify had not been exercised, or suspension of a resolution until the court makes a decision about such voiding; and

•	an order to the person violating the disclosure obligations to refrain, during a period of up to five years as determined by the court, from acquiring Technip Energies Shares and/or voting rights in Technip Energies Shares.

Public registry

The AFM does not issue separate public announcements of these notifications. It does, however, keep a public register of all notifications under the FMSA on its website (www.afm.nl). Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company's shares or a particular notifying party.

Market Abuse Regulation

The rules on preventing market abuse set out in the Market Abuse Regulation are applicable to Technip Energies, the members of the Technip Energies Board, other insiders and persons performing or conducting transactions in Technip Energies' financial instruments. Certain important market abuse rules that are relevant for investors are described hereunder.

Technip Energies is required to make inside information public. Pursuant to Market Abuse Regulation, inside information is information of a precise nature, which has not been made public, relating, directly or indirectly, to the issuer or to one or more financial instruments, and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments. Unless an exception applies, Technip Energies must without delay publish inside information which directly concerns Technip Energies by means of a press release, and post and maintain it on its website for at least five years. Technip Energies must also provide the AFM with this inside information at the time of publication.

It is prohibited for any person to make use of inside information by acquiring or disposing of, for its own account or for the account of a third party, directly or indirectly, financial instruments to which that information relates, as well as an attempt thereto (insider dealing). The use of inside information by cancelling or amending of an order concerning a financial instrument also constitutes insider dealing. In addition, it is prohibited for any person to disclose inside information to anyone else (except where the disclosure is made strictly as part of the person's regular duty or function) or, whilst in possession of inside information, recommend or induce anyone to acquire or dispose of financial instruments to which the information relates. Furthermore, it is prohibited for any person to engage in or attempt to engage in market manipulation, for instance by conducting transactions which could lead to an incorrect or misleading signal of the supply of, the demand for or the price of a financial instrument.

Technip Energies and any person acting on its behalf or on its account is obliged to draw up an insiders' list of persons working for Technip Energies and having, on a regular or incidental basis, knowledge of inside information. Technip Energies is obliged to update the insider list and provide the insider list to the AFM upon its request. Technip Energies and any person acting on its behalf or on its account is obliged to take all reasonable steps to ensure that any person on the insider list acknowledges in writing the legal and regulatory duties entailed and is aware of the sanctions applicable to insider dealing and unlawful disclosure of inside information.

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A person discharging managerial responsibilities is not permitted to (directly or indirectly) conduct any transactions on its own account or for the account of a third party, relating to Technip Energies Shares or debt instruments of Technip Energies or other financial instruments linked thereto, during a closed period of 30 calendar days before the announcement of an interim financial report or a management report of Technip Energies.

Transparency Directive

The Netherlands will be Technip Energies' home member state for the purposes of Directive 2004/109/EC (as amended by Directive 2013/50/EU) as a consequence of which Technip Energies will be subject to the FMSA in respect of certain ongoing transparency and disclosure obligations.

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Major Shareholders and Related Party Transactions

Major Shareholders

The information below describes the beneficial ownership of TechnipFMC Shares immediately prior to Distribution and the Investment and the expected beneficial ownership of Technip Energies Shares immediately after completion of the Distribution, in each case, by each person or entity that Technip Energies knows beneficially owns 3% or more of the outstanding TechnipFMC Shares or expects to immediately following the spin-off will (based on the assumptions described below), beneficially own 3% or more of Technip Energies Shares and voting rights, respectively.

Technip Energies based the share amounts on such person's ownership of TechnipFMC Shares on 5 February 2021 according to ownership disclosure notifications received by TechnipFMC, giving effect to a distribution ratio of one Technip Energies Share for every five TechnipFMC Shares. Any derivative holdings reported to TechnipFMC have been disregarded as they will not entitle their respective holders to receive Technip Energies Shares in the spin-off. Immediately following the spin-off, TechnipFMC estimates that approximately 179,813,880 Technip Energies Shares will be issued and outstanding based on the number of issued and outstanding shares of TechnipFMC as of 5 February 2021, an estimated number of TechnipFMC Shares delivered under equity participation plans between 31 December 2020 and the completion of the spin-off, and the application of the distribution ratio. The actual number of Technip Energies Shares that TechnipFMC will distribute in the spin-off will depend on the actual number of issued and outstanding shares of TechnipFMC on the Record Date.

To the extent Directors, officers and employees own TechnipFMC Shares as of the close of business on the Record Date, they will participate in the spin-off on the same terms as other holders of TechnipFMC Shares.

Except as otherwise noted, each person or entity identified below (including nominees) has sole voting and investment or dispositive power with respect to the securities they hold. Technip Energies' major Shareholders do not have different voting rights from other Shareholders.

Prior to the spin-off, 100% of Technip Energies' issued and outstanding share capital is owned by TechnipFMC.

At the date of this Prospectus, the number of issued and outstanding TechnipFMC Shares was 450,433,770. Immediately following the spin-off, based on the public filings of the beneficial owners of TechnipFMC Shares or ownership notifications received from beneficial owners of TechnipFMC Shares, Technip Energies expects the following holders of TechnipFMC Shares (other than nominees) to hold 3% or more of Technip Energies' total voting rights (with the number of Technip Energies Shares to be held by each such holder to be correspondingly reduced after giving effect to a distribution ratio of one Technip Energies Share for every five TechnipFMC Shares and the dilution effect of fractional shares):

Name of Beneficial Owner	Number of TechnipFMC Shares beneficially owned	Percentage of outstanding TechnipFMC Shares beneficially owned(1)	Number of Technip Energies Shares beneficially owned	Percentage of outstanding Technip Energies Shares beneficially owned(2)
The Vanguard Group, Inc. (3)	29,406,224	6.53%	5,881,244	3.27%
BPI (4)	24,688,691	5.48%	4,9377,38	2.75%
BlackRock, Inc. (5)	24,096,858	5.40%	4,819,378	2.67%
Pzena Investment Management, LLC(6)	24,671,025	5.40%	4,934,205	2.67%
First Eagle Investment Management, LLC(7)	21,712,783	4.84%	4,342,556	2.42%
Société Générale SA(8)	20,017,658	4.45%	4,003,531	2.23%
Norges Bank(9)	14,087,530	3.13%	2,817,506	1.57%

(1)	The calculation of percentage of ownership of each listed beneficial owner is based on 450,433,770 TechnipFMC Shares outstanding on 5 February 2021.

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(2)	Immediately following the spin-off, Technip Energies estimates that approximately 179,813,880 Technip Energies Shares will be issued and outstanding. The calculation of percentage of outstanding Technip Energies Shares beneficially owned by each holder is based on a distribution ratio of one Technip Energies Share for every five TechnipFMC Shares held by such holder as of the close of business on 17 February 2021, the Record Date.
(3)	Based on a Schedule 13G/A filed with the SEC on 12 February 2020. The Vanguard Group, Inc. has sole voting power over 448,097 TechnipFMC Shares, shared voting power over 129,243 TechnipFMC Shares, sole dispositive power over 28,553,856 TechnipFMC Shares, and shared dispositive power over 852,368 TechnipFMC Shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 610,922 TechnipFMC Shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 370,927 TechnipFMC Shares as a result of its serving as investment manager of Australian investment offerings. No natural person is a beneficial owner of more than 5% of any class of The Vanguard Group, Inc.'s voting securities.
(4)	Based on a Schedule 13D filed with the SEC on 30 May 2017. BPI, jointly with Caisse des Dépôts et Consignations, EPIC Bpifrance, and Bpifrance S.A., have shared voting power over 24,688,691 TechnipFMC Shares and shared dispositive power over 24,688,691 TechnipFMC Shares. No natural person is a beneficial owner of more than 5% of any class of BPI's voting securities.

As discussed in more detail in "Share Purchase Agreement", the number of Technip Energies Shares BPI will acquire as part of the Investment is determined based on the volume-weighted average price per share of Technip Energies Shares on Euronext Paris on the first thirty trading days after the Distribution. BPI's ownership in this table therefore does not yet reflect BPI's ownership after the Investment. In connection with the agreement signed between BPI and Technip Energies, subject to certain exceptions, BPI has agreed to a lock-up in respect of its Technip Energies Shares for 180 days following the Distribution Date.

(5)	Based on a Schedule 13G/A filed with the SEC on 1 February 2021. BlackRock, Inc. has sole voting power over 20,848,596TechnipFMC Shares and sole dispositive power over 24,096,858 TechnipFMC Shares. BlackRock, Inc. reports that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of TechnipFMC Shares, and no one person's interest in the TechnipFMC is more than 5% of the total outstanding TechnipFMC Shares. No natural person is a beneficial owner of more than 5% of any class of BlackRock, Inc.'s voting securities.
(6)	Based on a Schedule 13G/A filed with the SEC on 2 February 2021 Pzena Investment, LLC has sole voting power over 18,923,986 TechnipFMC Shares and sole dispositive power over 24,671,025 TechnipFMC Shares. No natural person is a beneficial owner of more than 5% of any class of Pzena Investment, LLC's voting securities.
(7)	Based on a form TR-1 filed with the United Kingdom Financial Conduct Authority ("FCA") on 27 May 2020.
(8)	Based on a form TR-1 filed with the FCA on 25 January 2021.
(9)	Based on a form TR-1 filed with the FCA on 12 October 2020.

Following the completion of the spin-off, Technip Energies plans to include disclosure of its major Shareholders as required by applicable law and the rules and regulations of Euronext Paris.

Technip Energies is not aware of any arrangement that may, at a subsequent date, result in a change of control.

Related Party Transactions

Agreements Between Technip Energies and TechnipFMC

Following the spin-off, Technip Energies and TechnipFMC will operate separately, each as an independent public company. Prior to the completion of the spin-off, Technip Energies entered into a Separation and Distribution Agreement and intends to enter into several other agreements with TechnipFMC to effect the separation and provide a framework for Technip Energies' relationship with TechnipFMC after the spin-off. These agreements will govern the relationships between TechnipFMC and Technip Energies subsequent to the completion of the spin-off and will provide for the separation of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of TechnipFMC and its subsidiaries that constitute the Technip Energies Business and are attributable to periods prior to, at and after the separation. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to Technip Energies' separation from TechnipFMC and the distribution of the Technip Energies Shares to holders of TechnipFMC Shares), these agreements include:

•	a tax matters agreement;

•	an employee matters agreement;

•	a transition services agreement;

•	a patent license agreement; and

•	a coexistence and trademark matters agreement.

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The summaries of the material agreements described below set forth the terms of the agreements that Technip Energies believes are material.

The terms of the agreements described below that will be in effect following the spin-off have not yet been finalized. Changes to these agreements, some of which may be material, may be made prior to the spin-off.

In addition, Technip Energies intends to enter into other agreements with TechnipFMC prior to the completion of the spin-off that are not material to its business. These agreements may include agreements relating to information sharing and access rights, data transfer, confidentiality and systems access, transfer of marketing authorizations, certain leases to TechnipFMC and certain transitional distribution and other services matters, including shared premises services, as well as a third-party claims and investigations management agreement. Certain terms of the third-party claims and investigations management agreement are also summarized below.

Separation and Distribution Agreement

Technip Energies entered into a Separation and Distribution Agreement with TechnipFMC prior to completion of the spin-off. The Separation and Distribution Agreement sets forth Technip Energies' agreements with TechnipFMC regarding the principal actions to be taken in connection with the separation and the spin-off.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement identifies the assets to be transferred, liabilities to be retained or assumed (as applicable) and contracts to be assigned to each of TechnipFMC and Technip Energies as part of the Internal Transactions, the purpose of which is to ensure that, as at the time of the Distribution, Technip Energies and its subsidiaries own all of the assets that they require to operate the Technip Energies Business and retain or assume (as applicable) all of the liabilities that relate to its business (whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement).

The Separation and Distribution Agreement provides for when and how such transfers, assumptions and assignments will occur (to the extent that such transfers, assumptions and assignments have not already occurred prior to the parties' entry into the Separation and Distribution Agreement). The Separation and Distribution Agreement further sets forth the basis on which specified assets or liabilities (or any part thereof), the transfer of which is subject to a third-party consent which has not been obtained by the date on which implementation of the separation occurs in the relevant jurisdiction, will continue to be held by the relevant transferor for the account, risk and economic benefit of, and at the cost of, the relevant transferee.

Conditions. The Separation and Distribution Agreement also provides that several conditions must be satisfied, or waived by TechnipFMC, before the spin-off can occur. For further information about these conditions, see "The Spin-off—Conditions to the Spin-off".

The Distribution. The Separation and Distribution Agreement governs the rights and obligations of the parties with respect to the Distribution and certain actions that must occur prior to the Distribution. TechnipFMC has sole and absolute discretion to determine whether, when and on what basis to proceed with all or part of the Distribution.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between Technip Energies, on the one hand, and TechnipFMC, on the other hand, will terminate effective as of the completion of the separation, except specified agreements and arrangements that are intended to survive completion of the separation that are either transactional in nature or at arms' length terms.

Representations and Warranties. Technip Energies and TechnipFMC each provide customary representations and warranties as to each other's respective capacity to enter into the Separation and Distribution Agreement. Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, neither Technip Energies nor TechnipFMC make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. Except as expressly set forth in the Separation and Distribution Agreement and certain other ancillary agreements, all assets will be transferred on an "as is", "where is" basis.

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Indemnification. Technip Energies and TechnipFMC each have agreed to indemnify the other and each of the other's directors, officers, agents and employees against certain liabilities, in each case for uncapped amounts, incurred in connection with the spin-off and Technip Energies' and TechnipFMC's respective businesses, including (i) liabilities of Technip Energies or TechnipFMC, as applicable, resulting, directly or indirectly, from liabilities of the other party; (ii) any breach by Technip Energies or TechnipFMC, as applicable, of the Separation and Distribution Agreement or the other agreements entered into between such parties for purposes of effecting the separation and providing a framework for Technip Energies' relationship with TechnipFMC after the spin-off; (iii) any third party claim that the use of licensed intellectual property by Technip Energies or TechnipFMC, as applicable, infringes upon the intellectual property rights of such third party; (iv) any guarantee, indemnification or contribution obligation, letter of credit reimbursement obligation, surety, bond or other credit support agreement, arrangement, commitment or understanding for the benefit of Technip Energies or TechnipFMC, as applicable, by the other party, except for any such liability relating to a liability of such beneficiary; (v) untrue statements or alleged untrue statements of material facts or omissions or alleged omissions to state a material fact required to be stated in this Prospectus or necessary to make the statements in this Prospectus not misleading with respect to information contained herein; and (vi) any breach by Technip Energies or TechnipFMC of the DPA. Additionally, TechnipFMC have agreed to indemnify the Company and its directors, officers, agents and employees against liabilities relating to, arising out of or resulting from any monetary penalty issued by the PNF arising from the ongoing investigation by the PNF.

Release of Claims. Technip Energies and TechnipFMC each have agreed to release the other and its affiliates, successors and assigns, and all persons that, prior to completion of the spin-off, have been the other's Shareholders, directors, officers, agents or employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to Technip Energies' and TechnipFMC's respective businesses, provided that such release will not be effective with respect to: (i) any liability provided in or resulting from certain existing agreements between Technip Energies and TechnipFMC to the extent such liability is specified as not to terminate as of the effective time of the separation; (ii) any liability provided in or resulting from a contract or understanding entered into after the effective time of the separation between Technip Energies and TechnipFMC and their respective affiliates; (iii) any liability assumed, transferred, assigned or allocated to Technip Energies and its affiliates or TechnipFMC and its affiliates in accordance with the Separation and Distribution Agreement or the other agreements entered into between such parties for purposes of effecting the separation and providing a framework for Technip Energies' relationship with TechnipFMC after the spin-off; or (iv) any liability that Technip Energies or TechnipFMC have with respect to indemnification or contribution pursuant to the Separation and Distribution Agreement or otherwise for claims brought against Technip Energies or TechnipFMC by third parties that are governed by terms of the Separation and Distribution Agreement.

Termination. Prior to the Distribution, TechnipFMC has the unilateral right to terminate or to modify the terms of the Separation and Distribution Agreement. Neither Technip Energies nor TechnipFMC may rescind the Separation and Distribution Agreement, except by an agreement in writing signed by TechnipFMC and Technip Energies, in any circumstances whatsoever following the completion of the Distribution.

Transfer of Technip Energies Shares and ADRs by TechnipFMC. Subject to certain limited exceptions, TechnipFMC will not, without the written consent of Technip Energies: (i) for a period of 60 days after the date of the Distribution, transfer, donate, sell, assign, pledge, hypothecate, grant a security interest in or otherwise dispose or attempt to dispose ("Transfer") all or any portion of its interests or rights in any Technip Energies Shares or ADRs; (ii) prior to a change of control of Technip Energies, Transfer any Technip Energies Shares or ADRs to certain competitors of TEN; (iii) prior to a change of control of TEN, knowingly Transfer any Technip Energies Shares or ADRs through an accelerated book build ("ABB"), fully marketed offering or off-market sale to a person who would, upon completion of such Transfer, beneficially own 10% or more of the outstanding Technip Energies shares and ADRs or that would otherwise trigger a mandatory public tender offer under applicable Dutch and French laws; or (iv) prior to a change of control of Technip Energies, sell Technip Energies shares or ADRs on Euronext Paris or any other securities exchange on which such Technip Energies shares or ADRs become listed in excess of 25% of the average daily trading volume of the Technip Energies Shares and ADRs for the five business days preceding the date of such sale. Until TechnipFMC beneficially owns less than 5% of the outstanding Technip Energies Shares and ADRs, Technip Energies will, among other things, reasonably cooperate with TechnipFMC to (a) optimize (1) any offering of Technip Energies Shares or ADRs by TechnipFMC that entails Technip Energies' involvement in the form of a management road show and/or the preparation of a prospectus or similar offering document and (2) any sale of a block of Technip Energies Shares and ADRs beneficially owned by TechnipFMC and (b) maintain the effectiveness of a universal registration statement and the listing of the Technip Energies shares on Euronext Paris. At least 3 business days prior to the announcement of any ABB relating to the sale of Technip Energies Shares or ADRs by TechnipFMC, TechnipFMC shall deliver written notice to Technip Energies specifying in reasonable detail the number of Technip Energies Shares or ADRs TechnipFMC intends to offer in such sale and any other material terms and conditions of the proposed ABB. Subject to certain adjustments and applicable law, at any time prior to the announcement of such ABB, Technip Energies may, in its sole discretion, deliver a written notice to TechnipFMC, which notice shall be binding upon Technip Energies and TechnipFMC, to purchase from TechnipFMC up to (i) a fixed euro amount of Technip Energies Shares or ADRs or (ii) a fixed number of Technip Energies Shares or ADRS, in either case at a clearing price in the ABB. At least 15 business days prior to the announcement of a fully marketed offering of Technip Energies Shares or ADRs by TechnipFMC, TechnipFMC shall deliver a written notice to Technip Energies stating TechnipFMC's intention to undertake such fully marketed offering. Within 5 business days of the date on which such notice is delivered, Technip Energies may deliver a written notice to TechnipFMC requesting that Technip Energies and TechnipFMC engage in discussions regarding a potential purchase by Technip Energies of Technip Energies Shares or ADRs from TechnipFMC. Upon receipt of such notice, TechnipFMC shall engage in good faith discussions regarding a potential purchase of Technip Energies Shares or ADRs for a period of five business days.

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Board Representation. TechnipFMC shall have the right to propose to the Technip Energies Board (i) two nominees, so long as it owns at least 18% of the outstanding number of Technip Energies Shares and ADRs, in the aggregate and (ii) one nominee, so long as it owns at least 5%, but less than 18%, of the outstanding number of Technip Energies Shares and ADRs, in the aggregate. TechnipFMC will lose the right to designate any Directors to the Technip Energies Board if its beneficial ownership of Technip Energies Shares and ADRs decreases below 5% of the outstanding number of Technip Energies Shares and ADRs, in the aggregate. TechnipFMC intends to nominate Pascal Colombani and Nello Uccelletti as its designees to the Board.

Voting Agreement. Until the earlier of (i) the time that TechnipFMC's beneficial ownership of Technip Energies shares and ADRs decreases below 10% of the outstanding number of Technip Energies Shares and ADRs, in the aggregate, and (ii) the occurrence of a change of control of Technip Energies, TechnipFMC has agreed to vote, or cause to be voted, all Technip Energies Shares and ADRs beneficially owned by TechnipFMC (a) as recommended by the Technip Energies Board with respect to each such matter or (b) in the same proportion that the Technip Energies Shares and ADRs not beneficially owned by TechnipFMC are voted for or against, or abstains with respect to each such matter, in each case at any general or special meeting of Shareholders at which any of the following matters are submitted to a vote of holders of Technip Energies Shares and ADRs: (A) the election of any Directors to the Technip Energies Board, (B) the removal of any Directors from the Technip Energies Board, (C) compensation of any member of the Technip Energies Board or any executive officer of Technip Energies, (D) remunerations policies, (E) the appointment of any third party auditor of Technip Energies, (F) statutory accounts, (G) annual discharge of the members of the Technip Energies Board, or (H) authorization delegated to the Technip Energies Board with respect to any right of Technip Energies to repurchase Technip Energies Shares or ADRs, issue additional Technip Energies Shares or ADRs or to exclude any pre-emptive rights granted in respect of any Technip Energies Shares or ADRs. Until the earlier of (i) the occurrence of a change of control of Technip Energies and (ii) the termination of the Relationship Agreement, at any Technip Energies general or special meeting at which the election of any director that has been proposed by BPI pursuant to the Relationship Agreement, TechnipFMC shall vote, or cause to be voted, all Technip Energies shares and ADRs beneficially owned by TechnipFMC in favor of the election of each such director.

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Standstill. Until TechnipFMC beneficially owns less than 5% of the outstanding Technip Energies Shares and ADRs, TechnipFMC will not, among other things, without the prior written consent of Technip Energies: (i) effect, offer or seek to effect, propose or participate in any change of control, acquisition of, or merger, amalgamation, recapitalization, reorganization, business combination or other extraordinary transactions involving Technip Energies or any of its subsidiaries or any of its or their respective securities or assets; (ii) call, or seek to call, a general or special meeting of Shareholders or initiate any shareholder proposal for action by Shareholders; (iii) form, join, or in any way participate in a Group (as defined in Section 13(d)(3) of the Securities Act) for the purpose of voting, acquiring, holding or disposing of any Technip Energies Shares or ADRs; (iv) make or in any way participate, directly or indirectly, in any solicitation of proxies, consents or authorizations to vote, or seek to advise or to influence any person with respect to the voting of, Technip Energies Shares and ADRs; (v) nominate candidates for election to the Technip Energies Board or otherwise seek representation on the Technip Energies Board other than as expressly set forth in the Separation and Distribution Agreement; (vi) publicly seek, alone or in concert with others, to control, advise, change or influence the management of Technip Energies or any of its subsidiaries, the Technip Energies Board or the governance or policies of Technip Energies or any of its subsidiaries; (vii) publicly seek to effect any material changes in the capitalization structure of Technip Energies; (viii) publicly propose to or seek to effect any amendment or modification to the constituent documents of Technip Energies; (ix) acquire, offer to acquire or agree to acquire (or seek or propose to acquire), by purchase or otherwise, beneficial ownership of any Technip Energies Shares and ADRs, other than with respect to the Technip Energies Shares and ADRs beneficially owned by TechnipFMC as a result of the Distribution or the spin-off; (x) publicly propose to amend or waive any provision of Section 5.12 of the Separation and Distribution Agreement; or (xi) enter into any discussion, negotiation, agreement, arrangement or understanding with another person with respect to any of the foregoing.

Mutual non-solicitation undertaking. Subject to certain customary exceptions, each of TechnipFMC and Technip Energies has agreed to a two-year mutual non-solicitation undertaking regarding the other party's employees.

Mutual non-competition undertaking. Subject to certain customary exceptions, each of TechnipFMC and Technip Energies has agreed to a five-year mutual non-competition undertaking regarding the other party's activities.

Other matters governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include, without limitation, insurance arrangements, confidentiality, mutual assistance and information sharing after completion of the Distribution, treatment and replacement of credit support, and transfer of and post-separation access to certain books and records.

Tax Matters Agreement

Technip Energies intends to enter into a Tax Matters Agreement with TechnipFMC prior to completion of the spin-off. The Tax Matters Agreement will govern Technip Energies' and TechnipFMC's respective rights, responsibilities, and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and certain other matters regarding taxes.

Generally, TechnipFMC will be liable for all pre-distribution taxes attributable to the Technip Energies business required to be reported on either combined, consolidated, unitary or similar returns that include one or more members of the TechnipFMC group and one or more members of the Technip Energies group or returns that include only members of the TechnipFMC group. Technip Energies will generally be liable for all taxes attributable to the Technip Energies' business required to be reported on returns that include only members of the Technip Energies group. In addition, the Tax Matters Agreement will address the allocation of liability for taxes that are incurred as a result of the separation undertaken to effectuate the Distribution.

Employee Matters Agreement

Technip Energies intends to enter into an Employee Matters Agreement with TechnipFMC prior to completion of the spin-off. The Employee Matters Agreement will set forth Technip Energies' agreements with TechnipFMC regarding the identification of the employees to be transferred to, and retained by, each of TechnipFMC and Technip Energies as part of the operational separation prior to the spin-off, as well as the allocation of liabilities and responsibilities with respect to certain employee matters.

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Allocation of employment liabilities. Subject to certain exceptions, the general principle for the allocation of employment and service-related liabilities will be that (i) Technip Energies will assume all such liabilities relating to Technip Energies employees and former employees of TechnipFMC who worked wholly or substantially in the Technip Energies Business as of the date of the termination of their employment ("former Technip Energies employees") and (ii) TechnipFMC will retain all such liabilities relating to all other current and former employees of TechnipFMC (including employees who are identified as Technip Energies employees, but do not in fact transfer to Technip Energies), in each case, regardless of when such liabilities arise.

Terms and conditions of Technip Energies employees. As of the closing of the spin-off, Technip Energies will provide each current Technip Energies employee with the same basic salary and contractual benefits that he or she received prior to the date of his or her transfer to Technip Energies.

Employee benefit and cash bonus plans. Technip Energies employees will generally, as of the date of the spin-off or as of the date of such employee's applicable employment transfer date, be eligible to participate in Technip Energies employee benefit plans that are substantially similar to those that apply to them prior to the date of the spin-off. Technip Energies will establish a cash bonus plan for the 2021 performance period.

Share-based incentive schemes. Awards granted under share-based incentive schemes will be treated as follows:

•	Generally, TechnipFMC RSUs that are scheduled to vest in less than one year from the closing of the spin-off, to the extent not previously vested, will accelerate, and be settled into TechnipFMC Shares prior to the spin-off and will be eligible to receive the dividend in kind resulting from the spin-off if such shares continue to be held on 17 February 2021. This acceleration will not apply to the TechnipFMC executive leadership team (including Mr. Pieton) or any TechnipFMC board members.

•	The TechnipFMC PSUs that are scheduled to vest in less than one year from the closing of the spin-off, to the extent not previously vested, will vest and be settled into TechnipFMC Shares prior to the spin-off based on target value and will be eligible to receive the dividend in kind resulting from the spin-off if such shares continue to be held on 17 February 2021. This acceleration will not apply to the TechnipFMC executive leadership team (including Mr. Pieton) or any TechnipFMC board members.

•	Holders of TechnipFMC options, RSUs, and PSUs will not receive the dividend in kind resulting from the spin-off, and such awards will be treated as described in the section entitled "Management, Employees and Corporate Governance—Technip Energies Equity Incentive Plan" depending upon whether the holder is employed by or is a director of TechnipFMC or Technip Energies following the spin-off.

•	Any equity grant made in 2021 by TechnipFMC to Transitioning Directors will not accelerate and will be forfeited. Following the Distribution, Technip Energies will grant its board members equity in accordance with its non-executive director remuneration policy.

In addition, Technip Energies will establish, and employees may be eligible to participate in the Incentive Plan described in the section entitled "Management, Employees and Corporate Governance—Technip Energies Equity Incentive Plan" following the spin-off.

Long-term employee benefits. As of the date of the spin-off or as of the date of the Technip Energies employee's applicable employment transfer date, Technip Energies will generally assume sponsorship of and responsibility for any stand-alone employee benefit arrangements relating to Technip Energies employees and former Technip Energies employees. Further, subject to certain exceptions, the accrued (past service) liabilities, as well as any associated assets, relating to the Technip Energies employees and former Technip Energies employees under TechnipFMC plans providing retirement, disability or death, old-age or jubilee benefits, will transfer to Technip Energies. However, any liabilities for Technip Energies employees under the FMC Technologies Employees' Retirement Program will be specifically retained by TechnipFMC.

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Transition Services Agreement

Prior to completion of the spin-off Technip Energies intends to separate certain shared business functions with the objective of ensuring that Technip Energies is operationally independent from TechnipFMC for certain business functions from the date of the spin-off.

Technip Energies also intends to enter into a Transition Services Agreement with TechnipFMC prior to completion of the spin-off pursuant to which Technip Energies and TechnipFMC will, to the extent that shared business functions have not been separated prior to the spin-off, each provide to the other various services and support on an interim transitional basis until such time as Technip Energies (or TechnipFMC in the case of services Technip Energies will provide to TechnipFMC) have developed the capability to provide the relevant services and support themselves or have appointed a third-party provider to provide those services and support.

The Transition Services Agreement will set forth the agreement between Technip Energies and TechnipFMC regarding the provision of these transitional services and support. The Transition Services Agreement will be reciprocal with approximately 33% of services being provided by TechnipFMC to Technip Energies, and 67% being reverse services provided by Technip Energies to TechnipFMC. Services and support will be provided with the same standard of care, quality, priority, timeliness and skill as during the one-year period prior to the spin-off. The charges for the services will be on a costs-plus basis (with a mark-up to reflect the management and administrative cost of providing the services). The services will generally commence on the date of the spin-off and are intended to terminate between six and twelve months of the date of the spin-off. The recipient of the services will generally have the ability to: (i) extend the term that a service is provided for by up to six months, subject to a maximum aggregate service term of 24 months; and (ii) terminate any or all services early subject to a 30-day notice period. Each party, as provider, will have standard termination rights for unremedied material breach or non-payment of charges by the recipient.

Neither Technip Energies nor TechnipFMC shall be liable under the Transition Services Agreement for any claim or cause of action arising thereunder except to the extent that claims arise from a provider's gross negligence or willful misconduct, and consequential damages are excluded to the extent permitted under applicable law.

The services and support to be provided by TechnipFMC to Technip Energies will include: IT, administration, human resources, real estate and facilities, non-strategic corporate services, procurement services, enterprise management services, rental and facility management services and financial reporting and accounting services.

Intellectual Property Arrangements

Assignment of Technip Energies intellectual property rights. Technip Energies intends to enter into assignment and/or contribution agreements with TechnipFMC prior to, or with effect from, completion of the spin-off, under which TechnipFMC will transfer to Technip Energies intellectual property rights owned by TechnipFMC identified in the agreement.

Patent license agreement. In connection with patent rights that are owned by Technip Energies or TechnipFMC and which are currently used or anticipated to be used by both Technip Energies and TechnipFMC in their respective businesses following the completion of the spin-off, Technip Energies intends to enter into a cross patent license agreement with TechnipFMC under which Technip Energies and TechnipFMC will each be granted the right to continue to use those shared patent rights in connection with their respective businesses. The licenses shall be on a perpetual, worldwide, and royalty-free basis, each limited to the field of the respective licensee's business. The licenses will contain a termination right for the licensor in the event of assignment by licensee to a competitor of licensor. The patent license agreement will also contain royalty-free licenses in favor of Technip Energies with respect to patents related to flexibles and fixed offshore platform technologies.

Transitional trademark arrangement. Technip Energies has agreed with TechnipFMC that it will phase out its use of a limited number of corporate and product marks which will remain owned by TechnipFMC following completion of the spin-off. Technip Energies shall have the right under the Separation and Distribution Agreement to phase-out these corporate and product trademarks following the spin-off over a period of 180 days, with certain additional allowances for internal and third party materials. The transitional arrangement will provide Technip Energies with sufficient time to rebrand or phase out its use of the relevant trademarks.

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Co-existence and trademark matters agreement. Technip Energies intends to enter into a perpetual co-existence agreement with TechnipFMC regulating each party's use of its own trademarks containing or consisting of the name "Technip", including the Company's use of the "Technip Energies" trademarks. Under this agreement, if either of TechnipFMC or Technip Energies is acquired by a competitor of the other party, the non-acquired party may require the acquired party to cease all use of any trademarks containing or consisting of the name "Technip" within twelve months of the date of completion of the acquisition. The co-existence and trademark matters agreement will also contain a transitional license in favor of Technip Energies with respect to ongoing use by Technip Energies of certain marks related to the Loading Systems business unit.

Agreements Between Technip Energies, TechnipFMC and BPI

Relationship Agreement

The following is a summary of the material terms and provisions of the Relationship Agreement.

In connection with the consummation of the spin-off and the Investment, Technip Energies entered into the Relationship Agreement with TechnipFMC and BPI, pursuant to which Technip Energies grants certain rights to TechnipFMC and BPI, and TechnipFMC and BPI agreed to certain obligations, relating to their ownership of Technip Energies Shares.

Governance Rights. BPI shall have the right to propose to the Technip Energies Board (i) two nominees, so long as it owns at least 18% of the outstanding number of Technip Energies Shares and ADRs, in the aggregate, and (ii) one nominee, so long as it owns at least 5%, but less than 18%, of the outstanding number of Technip Energies Shares and ADRs, in the aggregate. BPI intends to nominate Arnaud Caudoux and Didier Houssin as its designees to the Technip Energies Board. Effective as of the Distribution Date, BPI is entitled to propose two non-executive members for election at future general meetings occurring prior to the vote on the Company's annual financial statements of the fiscal year following the year in which the Distribution Date occurs, regardless of the percentage of Technip Energies Shares and ADRs it owns, subject to certain exceptions if the Investment is not completed.

Preemptive Rights. As long as BPI owns any of the outstanding Technip Energies Shares, if the Technip Energies Board decides to issue additional Technip Energies Shares, other than an Excluded Issuance, BPI has a pre-emptive right to purchase its pro rata share based on its percentage ownership of Technip Energies Shares. An "Excluded Issuance" means an issuance (i) as consideration of an acquisition, merger or similar transaction, (ii) pursuant to an income plan or equity incentive plan or (iii) of debt securities convertible into, or exchangeable for, Technip Energies Shares.

Access and Information Rights. As long as BPI owns at least 10% of the outstanding Technip Energies Shares, Technip Energies will provide BPI with certain financial information to facilitate BPI's financial reporting and oversight of its investment.

Covenants. Pursuant to the Relationship Agreement:

•	Until the earlier of (i) the date on which BPI no longer maintains beneficial ownership of any outstanding Technip Energies Shares and (ii) a change of control of Technip Energies, at any Technip Energies general or special general meeting at which the election of any Director that has been proposed by TechnipFMC pursuant to the Separation and Distribution Agreement, BPI shall vote, or course to be voted, all Technip Energies Shares beneficially owned by BPI in favor of the election of each such Director;

•	Until the expiration of three years after the Distribution Date, the Technip Energies Board will (i) not adopt a resolution to relocate its corporate office and headquarters and (ii) recommend that Shareholders vote against any proposal to do so.

Lock-Up. BPI agrees not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, beneficial ownership of any of its Technip Energies Shares purchased in connection with the Investment for a period of 180 days after the Distribution Date without receiving the prior written consent of Technip Energies.

Termination. The Relationship Agreement terminates at the earlier of (i) mutual agreement, (ii) the date on which BPI no longer owns any Technip Energies Shares or (iii) the termination of the Share Purchase Agreement.

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Share Purchase Agreement

The following is a summary of the material terms and provisions of the Share Purchase Agreement.

In connection with the proposed spin-off, TechnipFMC entered into the Share Purchase Agreement with BPI, pursuant to which BPI will purchase from TechnipFMC for $200.0 million, subject to a purchase price adjustment as described below, a number of Technip Energies Shares determined based upon a thirty day VWAP of Technip Energies Shares, less a six percent discount. The Investment is subject to the conditions set forth in this section. Following the completion of the Distribution, TechnipFMC will retain approximately 49.9% of the Technip Energies shares, but intends to significantly reduce its shareholding in Technip Energies over the 18 months following the spin-off, including in connection with the sale of shares to BPI pursuant to the Investment.

Purchase Price and BPI Ownership. BPI will purchase from TechnipFMC a number of Technip Energies Shares (the "Purchased Shares") equal to (a) $200,000,000 (the "Purchase Price") divided by (b) (i) the volume-weighted average price per share of Technip Energies Shares on Euronext Paris over the thirty (30) consecutive trading days beginning on the first trading day after the Distribution Date (the "VWAP Period"), as such volume-weighted average price per share is reported by Euronext (or, if Euronext is not available for any reason, Bloomberg) or, if not reported by such source, is calculated on the last trading day of the VWAP Period with daily volume-weighted average price per share and daily volumes reported at the close of each trading day by Euronext (or, if Euronext is not available for any reason, Bloomberg), calculated to four decimal places multiplied by (ii) 0.94. BPI's ownership (excluding shares BPI will receive in the Distribution for its current holdings) will be collared between 11.82% (the "Floor") and 17.25% (the "Cap"). If the number of shares owed to BPI exceed the Cap, its ownership will be maintained at the Cap and the Purchase Price will be reduced accordingly. If BPI's projected ownership following the VWAP Period is below the Floor, BPI is entitled to terminate the Share Purchase Agreement and TechnipFMC will refund the Purchase Price.

Conditions to Closing. The Share Purchase Agreement provides that several conditions must be satisfied, or waived by TechnipFMC or BPI, as applicable, including:

•	the transactions contemplated by the Separation and Distribution Agreement, including the Distribution, shall have been consummated in all material respects;

•	the agreed competition law approvals shall have been obtained prior to 31 May 2021;

•	each of the following items shall be in a substantially similar form as provided or communicated to BPI: (i) the Separation and Distribution Agreement, (ii) the provisions in this Prospectus describing (A) the assets to be transferred to, and liabilities to be assumed by, Technip Energies in connection with the Spin-Off, (B) the Distribution, (C) the Share Purchase Agreement, the Relationship Agreement and the Investment, (D) the post-Distribution Date governance and corporate office and headquarters of Technip Energies, and (E) the financial information related to Technip Energies;

•	the guidance published by Technip Energies, whether in this Prospectus or otherwise, shall be conforming in all but de minimis respects to the guidance provided to BPI;

•	the pro forma gross financial indebtedness of Technip Energies (on a consolidated basis) as of the Distribution Date shall not exceed an aggregate amount of $900.0 million, of which no more than $150.0 million shall be commercial paper; and

•	the corporate office and headquarters of Technip Energies (including the management and main corporate functions) shall be located in France.

Termination. The Share Purchase Agreement may be terminated by written notice of either TechnipFMC or BPI if applicable conditions precedent are not satisfied or waived by 31 May 2021. In addition, the Share Purchase Agreement may be terminated by written notice of BPI to TechnipFMC if the number of Technip Energies Shares owed to BPI following the VWAP Period would fall below the Floor or the Distribution Date has not occurred by 30 March 2021.

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Taxation

Material U.S. Federal Income Tax Consequences of the Distribution and the Ownership and Disposition of Technip Energies Shares

The following is a summary of the material U.S. federal income tax consequences of the Distribution to U.S. Holders and Non-U.S. Holders (each as defined herein) and a summary of the material U.S. federal income tax consequences of the ownership and disposal of Technip Energies Shares for U.S. Holders and Non-U.S. Holders. This summary is based on the IRC, the U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case as of the date of this Prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder or Non-U.S. Holder. Neither the Company nor TechnipFMC has sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of TechnipFMC Shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the IRC), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of TechnipFMC Shares that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.

This summary is limited to holders who hold TechnipFMC Shares as a "capital asset" within the meaning of Section 1221 of the IRC (generally, property held for investment). This summary does not address all U.S. federal income tax consequences relevant to a holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	dealers or brokers in securities, commodities or currencies;

•	tax-exempt organizations;

•	banks, insurance companies or other financial institutions;

•	mutual funds;

•	regulated investment companies and real estate investment trusts;

•	corporation that accumulates earnings to avoid U.S. federal income tax;

•	holders who hold individual retirement or other tax-deferred accounts;

•	holders who acquired TechnipFMC Shares pursuant to the exercise of stock options or otherwise as compensation;

•	holders who own, or are deemed to own, at least 10% or more of TechnipFMC Shares by vote or value;

•	holders who hold TechnipFMC Shares as part of a hedge, appreciated financial position, straddle, constructive sale, conversion transaction or other risk reduction transaction;

•	traders in securities who elect to apply a mark-to-market method of accounting;

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•	U.S. Holders who have a functional currency other than the U.S. dollar;

•	holders who are subject to the alternative minimum tax;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to TechnipFMC's or Technip Energies' shares being taken into account in an applicable financial statement;

•	partnerships or other pass-through entities or investors in such entities; or

•	"qualified foreign pension funds" as defined in Section 897(l)(2) of the IRC and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds TechnipFMC Shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding TechnipFMC Shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This summary assumes that neither TechnipFMC nor Technip Energies is a PFIC. In that regard, the Company believes that neither TechnipFMC nor Technip Energies is currently a PFIC, and the Company does not expect either entity to become one in the foreseeable future. To the extent either TechnipFMC or Technip Energies is a PFIC, the tax consequences described below may be materially different. Accordingly, holders should consult their own tax advisors regarding the tax consequences if either TechnipFMC or Technip Energies is a PFIC.

Application of IRC Section 7874 to Technip Energies

Tax Residence of Technip Energies for U.S. Federal Income Tax Purposes

Although Technip Energies is incorporated in Netherlands and is expected to be a tax resident in France, the IRS may assert that it should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the IRC. For U.S. federal income tax purposes, a corporation is generally considered a U.S. "domestic" corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a "foreign" corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because Technip Energies is an entity incorporated in the Netherlands that expects it to be a tax resident in France, it would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 of the IRC provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

Under IRC Section 7874, a corporation created or organized outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% (or 60% if the Third Country Rule, as defined below, applies) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the Section 7874 Percentage), and (iii) the foreign corporation's "expanded affiliated group" does not have substantial business activities in the foreign corporation's country of tax residency relative to such expanded affiliated group's worldwide activities (the "Substantial Business Activities Exception"). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets and gross income of the foreign acquiring corporation's "expanded affiliated group" must be based, located and derived, respectively, in the country in which the foreign acquiring corporation is a tax resident after the acquisition. The Treasury Regulations promulgated under IRC Section 7874 (the Section 7874 Regulations) generally also provide that if (i) there is an acquisition of substantially all of the assets held directly or indirectly by a U.S. corporation after which the shareholders of the acquired U.S. corporation hold, by vote or value, at least 60% of the shares of the foreign acquiring corporation by reason of holding shares in the U.S. acquired corporation, and (ii) in a related acquisition, such foreign acquiring corporation acquires another foreign corporation exceeding a certain threshold value, and the foreign acquiring corporation is not tax resident in the foreign country in which the acquired foreign corporation was tax resident prior to the transactions, then the foreign acquiring corporation will be treated as a domestic corporation for U.S. federal income tax purposes (the "Third Country Rule"). The Section 7874 Regulations go on to provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of IRC Section 7874 as part of a plan or conducted over a 36-month period, as well as an expansive step-transaction approach that treats certain acquisitions of foreign corporations as indirect acquisitions of U.S. corporations. Moreover, certain acquisitions of U.S. corporations over a 36-month period will impact the Section 7874 Percentage, making it more likely that IRC Section 7874 will apply to a foreign acquiring corporation.

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In addition, the Section 7874 Regulations provide certain exceptions to the application of IRC Section 7874 with respect to restructuring transactions involving "foreign-parented groups" (the Foreign-Parented Group Exception). Generally, in the case of an affiliated group corporations that has a foreign corporate parent, where there is a direct or indirect acquisition of substantially all of the assets of a U.S. corporation, the acquired U.S. corporation and the transferring corporation are part of the same "foreign-parented group" before the acquisition and the transferring corporation is a member of the "expanded affiliated group" that includes the foreign acquiring corporation after the acquisition, IRC Section 7874 should not apply to cause the foreign acquiring corporation to be treated as a U.S. corporation for U.S. federal tax purposes.

There is a risk that IRC Section 7874 may apply to Technip Energies because, as part of the separation and taking into account certain prior transactions, Technip Energies may be treated as acquiring substantially all of the assets of certain U.S. corporate affiliates of TechnipFMC for purposes of IRC Section 7874. Technip Energies may also be treated as acquiring stock of one or more foreign corporations issued as part of a plan that includes a related prior acquisition of a U.S. corporate affiliate of TechnipFMC as part of the separation, which could be treated under the Section 7874 Regulations as an acquisition of substantially all of the properties of a U.S. corporation for purposes of IRC Section 7874. In addition, as described above in "Risk Factors—Tax Risks—The IRS may assert that IRC Section 7874 applies to the separation as a result of TechnipFMC being treated as a U.S. corporation", if IRC Section 7874 applies to the Merger (as defined above) to cause TechnipFMC to be treated as a U.S. corporation for U.S. federal income tax purposes, which may affect the application of IRC Section 7874 to Technip Energies as a result of the Distribution. In either case, if the Section 7874 Percentage is at least 80% (or in the case of the application of the Third Country Rule, 60%), Technip Energies would be treated as a U.S. corporation for U.S. federal income tax purposes.

Based on the terms of the separation and the rules for determining the Section 7874 Percentage, Technip Energies is not expected to be treated as acquiring substantially all of the assets of one or more U.S. corporations for purposes of IRC Section 7874. Even if Technip Energies is considered to have acquired substantially all of the properties of one or more U.S. corporations as a result of the separation, the Foreign-Parented Group Exception may apply and result in Technip Energies not being treated as a U.S. corporation for U.S. federal income tax purposes. In addition, TechnipFMC should not be treated as a U.S. corporation as a result of the Merger. Technip Energies, as a result, is expected to be treated as a foreign corporation (i.e., a non-U.S. tax resident) for U.S. federal income tax purposes. However, the calculation of the Section 7874 Percentage is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of Technip Energies or any of its foreign affiliates as a foreign corporation under IRC Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under IRC Section 7874 Technip Energies' status as a foreign corporation for U.S. federal income tax purposes, Technip Energies and certain Shareholders would be subject to significant adverse tax consequences, including a higher effective corporate tax rate on Technip Energies and future withholding taxes on certain Shareholders. The remainder of this discussion assumes that neither Technip Energies nor any of its affiliates will be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the IRC.

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Potential Limitation of Technip Energies' (and its U.S. Affiliates') Tax Attributes or Other Increase in U.S. Taxable Income.

Following the acquisition of a U.S. corporation by a foreign corporation, IRC Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of IRC Section 7874. Specifically, IRC Section 7874 can apply in this manner if (i) the foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, (iii) the Third Country Rule does not apply and (iv) the foreign corporation's "expanded affiliated group" does not meet the Substantial Business Activities Exception.

If Technip Energies is treated as acquiring substantially all of the assets of one or more U.S. corporations for purposes of IRC Section 7874, the Section 7874 Percentage applicable to such a transaction is at least 60% but less than 80% and the Third Country Rule does not apply, Technip Energies and certain Shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to "inversion gain" recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential "qualified dividend income" rates and the requirement that any U.S. corporation owned by Technip Energies include as "base erosion payments" that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain "disqualified individuals" (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

Based on the terms of the separation and the rules for determining the Section 7874 Percentage, Technip Energies does not expect to be subject to the adverse consequences described above.

The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in such U.S. Treasury regulations, with possible retroactive effect) and are subject to certain factual uncertainties. There can be no assurance that the IRS will not challenge whether Technip Energies is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Technip Energies, significant adverse tax consequences would result for Technip Energies and for certain Shareholders, including a higher effective corporate tax rate on Technip Energies.

U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders

For U.S. federal income tax purpose, the Distribution will not be eligible for treatment as a tax-free distribution by TechnipFMC with respect to TechnipFMC Shares. Accordingly, for U.S. federal income tax purposes, the Distribution will be treated as a taxable distribution by TechnipFMC to each TechnipFMC shareholder in an amount equal to the fair market value of the Technip Energies Shares received by such shareholder (including any fractional shares deemed received and any Technip Energies Shares withheld on account of any applicable withholding taxes), determined as of the date of the Distribution (such amount, the "Distribution Amount").

The Distribution Amount received by a U.S. Holder will be treated as a taxable dividend to the extent of such U.S. Holder's pro rata share of TechnipFMC's current and accumulated earnings and profits for the taxable year of the Distribution (as determined under U.S. federal income tax principles). Any portion of the Distribution Amount that is treated as a dividend will not be eligible for the dividends-received deduction allowed to corporations under the IRC.

With respect to non-corporate U.S. Holders, dividends received from a "qualified foreign corporation" may be subject to reduced rates, provided certain holding period requirements and other conditions are satisfied. For these purposes, a foreign corporation will be treated as a "qualified foreign corporation" if either (i) the shares of such foreign corporation are readily tradable on an established securities market in the United States, or (ii) such foreign corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. TechnipFMC expects to be treated as a "qualified foreign corporation" for this purpose. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends applicable to the Distribution.

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To the extent that the Distribution Amount received by a U.S. Holder exceeds such U.S. Holder's ratable share of TechnipFMC's current and accumulated earnings and profits for the taxable year of the Distribution (as determined under U.S. federal income tax principles), such excess will be treated as a non-taxable return of capital to the extent of such U.S. Holder's tax basis in its TechnipFMC Shares. To the extent any such excess portion of the Distribution Amount exceeds such U.S. Holder's tax basis in its TechnipFMC Shares, such excess will be treated as capital gain from the sale or exchange of TechnipFMC Shares. A non-corporate U.S. Holder, including an individual, who has held the TechnipFMC Shares for more than one year generally will be eligible for reduced tax rates applicable to long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source income or loss to a U.S. Holder.

A U.S. Holder's tax basis in the Technip Energies Shares received in the Distribution (including any fractional shares deemed to be received and any Technip Energies Shares withheld on account of any applicable withholding taxes) generally will equal the fair market value of such shares on the date of Distribution, and the holding period for such Technip Energies Shares will begin on the date after the date of Distribution.

A U.S. Holder of TechnipFMC Shares who receives cash in lieu of a fractional share of Technip Energies Shares in the Distribution should be treated as having received such fractional share as part of the Distribution and then having sold such fractional share for cash. Because a U.S. Holder's basis in the fractional shares deemed received by a U.S. Holder in the Distribution will equal the fair market value of such fractional share on the date of Distribution, a TechnipFMC shareholder should generally not recognize additional gain or loss on the deemed sale of fractional shares described in the preceding sentence.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Technip Energies Shares to U.S. Holders

Distributions on Technip Energies Shares

If Technip Energies makes distributions of cash or property on the Technip Energies Shares, such distributions will be treated first as a dividend to the extent of Technip Energies' current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder's tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Dividends received by certain non-corporate U.S. Holders (including individuals) may be "qualified dividend income," which is taxed at the lower applicable capital gains rate, provided that:

•	either (a) the shares are readily tradable on an established securities market in the United States, or (b) Technip Energies is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

•	Technip Energies is neither a PFIC nor treated as such with respect to the U.S. Holder for Technip Energies' taxable year in which the dividend is paid or the preceding taxable year;

•	the U.S. Holder satisfies certain holding period requirements; and

•	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

Because Technip Energies Shares will not be listed on a U.S. exchange, any dividends a U.S. Holder receives will be taxed as qualified dividend income only to the extent Technip Energies is eligible for the benefits under a qualifying income tax treaty with the United States. If Technip Energies is treated as a resident of France for purposes of French tax law, Technip Energies may be eligible for the benefits of the income tax treaty between the United States and France. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to Technip Energies Shares.

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Subject to certain exceptions, dividends on Technip Energies Shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Technip Energies with respect to the Technip Energies Shares generally will constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income".

Sale or Other Taxable Disposition of Technip Energies Shares

Upon a subsequent sale or other taxable disposition of Technip Energies Shares, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Technip Energies Share equal to the difference between the amount realized on the disposition of the Technip Energies Share and the U.S. Holder's tax basis in the Technip Energies Share. The gain or loss will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Technip Energies Share for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source income or loss.

U.S. Federal Income Tax Consequences of the Distribution and of the Ownership and Disposition of Technip Energies Shares to Non-U.S. Holders

Any (i) dividend income, gain or loss recognized by a Non-U.S. Holder in connection with the Distribution (as determined for U.S. federal income tax purposes based on the Distribution Amount and based on such Non-U.S. Holder's ratable share of current and accumulated earnings and profits of TechnipFMC for the taxable year of the Distribution, as described above under "–U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders"), (ii) distributions of cash or property paid to a Non-U.S. Holders in respect of Technip Energies Shares or (iii) gain realized upon the sale or other taxable disposition of Technip Energies Shares generally will not be subject to U.S. federal income taxation unless:

•	the gain or distribution is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

•	in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

U.S. Treasury Regulations require certain shareholders who receive shares in a distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

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Certain persons holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to Technip Energies Shares, subject to certain exceptions (including an exception for Technip Energies Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax returns, for each year in which they hold Technip Energies Shares. Shareholders should consult their tax advisors regarding information reporting requirements relating to their ownership of Technip Energies Shares.

U.S. Holders

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives Technip Energies Shares and cash in lieu of fractional shares of Technip Energies in the Distribution or receives payments on Technip Energies Shares or proceeds from the sale or other taxable disposition of such shares, in each case effected within the United States or through certain U.S.-related financial intermediaries. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder's taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•	the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, Technip Energies Shares are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required, under certain circumstances, to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND OWNERSHIP AND DISPOSITION OF TECHNIP ENERGIES SHARES UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH TECHNIPFMC SHAREHOLDER IS ENCOURAGED TO CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION AND OWNING AND DISPOSING OF TECHNIP ENERGIES SHARES TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

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French Tax Consequences of the Distribution and the Ownership and Disposition of Technip Energies Shares

This summary is based on the laws, regulations, practice and applicable tax treaties in force in the Republic of France as of the date of this Prospectus, all of which are subject to change, possibly with retroactive effect, and is based on the fact that Technip Energies intends to operate in a manner such that it is exclusively treated as a tax resident of the Republic of France under French tax legislation and any applicable tax treaty.

This summary does not take into account the specific circumstances of particular investors some of whom may be subject to special tax rules. French TechnipFMC shareholders and French shareholders should consult their own tax advisors as to the particular French tax consequences of the spin-off and/or of the holding or disposal of the Technip Energies Shares.

INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE FRENCH AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION AND OWNERSHIP AND DISPOSITION OF TECHNIP ENERGIES SHARES.

As used herein, a "French individual" is an individual who (i) is a resident for tax purposes in France, (ii) is subject to personal income tax in France (impôt sur le revenu), (iii) owns (other than through a fixed base located outside of France) the TechnipFMC and/or Technip Energies Shares as part his/her private portfolio and does not hold the TechnipFMC and/or Technip Energies Shares through an enterprise that carries-out an industrial, commercial, farming or other professional activity and (iv) does not carry-out stock market transactions under conditions akin to business transactions ("French Individual"). As used herein, a "French legal entity" is a legal entity that (i) is a French tax resident subject to corporate income tax in France (impôt sur les sociétés), (ii) does not own its interest in TechnipFMC and/or Technip Energies through a permanent establishment outside France and (iii) does not hold an interest in TechnipFMC or Technip Energies that would qualify as participating stocks (titres de participation) ("French legal entity").

Material French Tax Consequences of the Distribution to TechnipFMC shareholders that are resident for tax purposes in France

The following developments constitute a short summary of the French tax regime applicable to the Distribution. The tax information below does not constitute a comprehensive description of all tax impacts that may apply to TechnipFMC shareholders that are French tax residents under the spin-off.

French individuals

French individuals should be made aware that the Distribution is subject, under the conditions set out in the section entitled "French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of dividends—French Individuals" below, prior to the delivery of the Technip Energies Shares or the payment of the proceeds resulting from the sale of Technip Energies' fractional shares pursuant to the spin-off, to a 12.8% non-final withholding tax of the gross amount of distributed income (unless exempted as described below) (see the section entitled "French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of dividends—French Individuals—Installment on account of individual income tax at a rate of 12.8%" below), as well as social contributions at a global rate of 17.2% of the gross amount of distributed income (see the section entitled "French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of dividends—French Individuals—Social contributions" below), i.e., a total withholding amounting to 30% of the gross amount of distributed income. Final taxation of this distribution, whether it is subject to the French flat tax (impôt sur le revenu au prélèvement forfaitaire unique, "Flat Tax") or to income tax at the progressive rate (barème progressif) is described in the section entitled "French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of dividends—French Individuals—Income tax" below. Certain taxpayers will also be subject to an exceptional contribution on high income (see the section entitled "French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of dividends—French Individuals—Exceptional contribution on high income earners" below). TechnipFMC shareholders concerned should seek advice from their usual tax advisors to determine the taxation mechanism applicable to them in connection with the Distribution of the Technip Energies Shares. The corresponding amount shall be made available to the custodian prior to the delivery of the Technip Energies Shares or the payment of the proceeds resulting from the sale of Technip Energies' fractional shares pursuant to the spin-off. When necessary, the paying agent will be allowed to sell the number of Technip Energies Shares necessary to pay the currently applicable withholding taxes. TechnipFMC shareholders should seek advice from their account custodian to determine the procedure that will be put in place in that respect.

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Capital gains on the subsequent disposal of the Technip Energies Shares will be computed by reference to the fair market value of the Technip Energies Shares at the time of the spin-off.

Specific tax treatment applicable to TechnipFMC Shares held in a Share Savings Plan (Plan d'Épargne en Actions, "PEA"). Among other conditions, shares eligible to the PEA regime must be issued by companies having their registered seat in a Member State of the European Union or in another Member State of the European Economic Area Agreement that has concluded with France a tax treaty which includes an administrative assistance provision to tackle tax evasion and avoidance. Following the exit of the UK from the European Union, shares of UK companies, such as TechnipFMC, will remain (i) eligible to the PEA regime subject to the condition that they have been subscribed or acquired before 31 December 2020 (Ordinance n°2020-1595 published in the French official Journal dated 17 December 2020) and (ii) for a nine-month period computed as from 1 January 2021 (Ministerial order published in the French official Journal dated 27 December 2020).

Technip Energies Shares are eligible to be held in a PEA. As a result, French individuals owning their TechnipFMC Shares in a PEA will benefit from an exemption from personal income tax on the distributed income corresponding to the Technip Energies Shares, but nevertheless will remain subject to social contributions upon a partial withdrawal or closure of the PEA (the rate of which depends on the particular facts and circumstances applicable to such TechnipFMC shareholders), provided that (i) they will register the Technip Energies Shares and keep the fraction of the proceeds received, as the case may be, as a result of the sale by TechnipFMC of the Technip Energies fractional shares, in their PEA and that (ii) all other requirements for the application of the PEA regime, and notably the requisite holding periods, are met (see the section entitled "French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of dividends—French Individuals—Income tax" below).

French legal entities subject to corporate income tax (under standard rules)

Legal entities, other than those having parent company (société mère) status within the meaning of Article 145 of the FTC, should include the income corresponding to the fair market value of the Technip Energies Shares received, increased, as the case may be, by the proceeds received as a result of the sale by TechnipFMC of the Technip Energies fractional shares, in their taxable income subject to the ordinary corporate income tax rate. An additional 3.3% social contribution may also apply, based on the corporate income tax charge, after a deduction of up to EUR 763,000 for each twelve-month period (Article 235 ter ZC of the FTC). Please see the section entitled "French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of dividends—French legal entities subject to corporate income tax (under standard rules)" below for a further discussion on the French corporate income tax rules.

Legal entities holding at least 5% of TechnipFMC share capital and which meet the conditions provided for under Articles 145 and 216 of the FTC, may benefit, upon election, from a dividend and distributed income exemption under the parent subsidiary regime. Article 216-I of the FTC provides, however, for the inclusion, in the taxable income subject to corporate income tax at the ordinary rate of the beneficiary, of a 5% lump sum amount of the total proceeds from the shares, tax credits included.

Capital gains on the subsequent disposal of the Technip Energies Shares will be computed by reference to their fair market value at the time of the spin-off.

French Tax Consequences of the Ownership and Disposition of Technip Energies Shares

a.	Dividends

French Individuals

Installment on account of individual income tax at a rate of 12.8%

Pursuant to Article 117 quater of the FTC, subject to the exceptions referred to below, natural persons who are resident for tax purposes in France are subject to a 12.8% non-final withholding tax on the gross amount of distributed income (revenu distribué). This withholding tax is levied by the paying agent of the income, if it is located in France. When the paying agent of the income is established outside of France, the income is declared and the corresponding payment made within the first 15 days of the month following the month of the income payment, either by the taxpayer him/herself or by the paying agent, when that entity is established in a Member State of the European Union or in another Member State of the European Economic Area Agreement that has concluded with France a tax treaty which includes an administrative assistance provision to tackle tax evasion and avoidance, and has received instructions to that effect from the taxpayer.

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However, pursuant to Article 117 quater, I-1 of the FTC, French individuals belonging to a tax household whose reference taxable income (revenu fiscal de référence) for the penultimate year, as defined in Article 1417-IV-1° of the FTC, is less than EUR 50,000 for taxpayers who are single, divorced or widowed, or EUR 75,000 for couples filing jointly, may request to be exempt from the 12.8 % non-final withholding tax under the terms and conditions of Article 242 quater of the FTC, i.e., by providing to the paying agent, no later than 30 November of the year preceding the year of the payment of the distributed income, a sworn statement that the reference fiscal income shown on the taxation notice issued in respect of the penultimate year preceding the year of payment was below the above-mentioned taxable income thresholds.

When the paying agent is established outside of France, only natural persons belonging to a tax household whose reference fiscal income of the penultimate year, as defined in Article 1417-IV-1° of the FTC, is equal to or higher than the thresholds mentioned in the previous paragraph, are subject to this tax.

The withholding tax does not apply to income related to securities held in a French PEA.

Income tax

The final taxation of dividends is calculated on the basis of the information mentioned in the individual income tax return subscribed by the taxpayer in respect of the year in which the income was obtained.

Pursuant to paragraph 1 of Article 200 A of the FTC dividends are in principle subject to the Flat Tax at a rate of 12.8%.

Pursuant to paragraph 2 of Article 200 A of the FTC by way of derogation from the application of the Flat Tax, taxpayers may, upon express, global and irrevocable option, be subject to income tax at the progressive rates instead of the Flat Tax. Under Article 158 of the FTC, dividends must be included in the shareholder's tax return as portfolio income (revenu de capitaux mobiliers) in respect of the year during which they are received. The option is exercised each year when filing the tax return and, at the latest, before the filing deadline. The dividends benefit then from an unlimited tax deduction of 40% on the amount of distributed income (the "40% Allowance").

Pursuant to Article 193 of the FTC, the 12.8% non-final withholding tax levied at the time of the dividend payment may be credited against the income tax (Flat Tax or income tax at the progressive rates) due in respect of the year in which it was paid. Where it exceeds the income tax due, the surplus is refunded.

If the Technip Energies Shares are held in a French PEA, dividends and similar distributed income are exempt from income tax, subject to complying with the terms and conditions specific to the PEA.

Under certain conditions, a PEA confers the right (i) during the duration of the PEA, to an exemption from income tax on the net income and net capital gains on investments made through a PEA, provided that this income and these capital gains remain invested in the PEA, and (ii) upon a closure of the PEA, or after a partial withdrawal, occurring more than five years after its opening, to an income tax exemption on the net gain realized since the opening of the PEA. This income and these capital gains are not taken into account when calculating the exceptional contribution on high income described above. Such income and capital gains at the time of partial withdrawal or closure of the PEA nevertheless remain subject to social contributions, the rate of which depends on the particular circumstances applicable to Shareholders. Specific rules apply to the use of capital losses realized within a PEA. Partial withdrawal or closure resulting from dismissal, early retirement or disability (second or third category), affecting the plan holder's or his/her spouse or partner in Pacte civil de solidarité, less than five years after the opening of the PEA, does not result in the closure of the PEA. French individuals are advised to consult their own tax advisors with respect to these issues.

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Social contributions

In addition, whether the 12.8% non-final withholding tax is applicable or not, the gross amount of distributed income (before application of the 40% Allowance when election for the progressive income tax is made) is subject to social contributions at a global rate of 17.2%, broken down as follows:

•	general social contribution (contribution sociale généralisée, "CSG") at the rate of 9.2%;

•	social debt repayment contribution (contribution pour le remboursement de la dette sociale, "CRDS") at the rate of 0.5%; and

•	solidarity levy (prélèvement de solidarité) at the rate of 7.5%.

These social contributions are not tax deductible from the income subject to the Flat Tax. With respect to income subject to the progressive income tax upon specific election, the CSG is deductible up to 6.8% from the taxable income of the year of its payment.

Shareholders should consult their own tax advisors to determine reporting obligations and payment rules that may apply to them in respect of the 12.8% non-final withholding tax and the social withholdings.

Exceptional contribution on high income earners

Pursuant to Article 223 sexies of the FTC, taxpayers subject to personal income tax are liable for a contribution based on the amount of the tax household's reference fiscal income as defined in paragraph IV-1° of Article 1417 of the FTC, without any application of the quotient rules defined under Article 163-0 A of the FTC. The defined reference income includes the distributed income and dividends received by the relevant taxpayers (before the 40% Allowance when opting for the progressive income tax). This contribution is calculated by applying the following rates:

•	3% of the portion of reference fiscal income between EUR 250,000 and EUR 500,000 for single, widowed, separated or divorced taxpayers, and the portion of taxable income between EUR 500,000 and EUR 1,000,000 for couples filing jointly; and

•	4% of the portion of reference fiscal income above EUR 500,000 for single, widowed, separated or divorced taxpayers, and the portion of taxable income above EUR 1,000,000 for couples filing jointly.

French legal entities subject to corporate income tax (under standard rules)

Legal entities without the status of a parent company (société mère) in France

Legal entities, other than those having parent company (société mère) status within the meaning of Article 145 of the FTC, should include the dividends and distributed income received in their taxable income subject to the ordinary corporate income tax rate, currently set at 26.5% for fiscal years beginning in 2021 and 25% for fiscal years beginning in 2022 and subsequent fiscal years. An additional 3.3% social contribution may also apply, assessed on the corporate income tax charge, after a deduction of EUR 763,000 for each twelve-month period (Article 235 ter ZC of the FTC). It should however be noted that for large companies with more than EUR 250 million in turnover, the French Finance Law for 2020 slightly differed the decrease of the French ordinary corporate income tax rate for these large companies and, for the portion of earnings exceeding EUR 500,000, would set such rate at 27.5% (or 28.41% including the abovementioned additional 3.3% social contribution) for fiscal years beginning in 2021 instead of 26.5% (or 27.37% including the abovementioned additional 3.3% social contribution).

However, pursuant to Article 219 I-b of the FTC, for legal entities with annual revenue of less than EUR 10,000,000 (excluding taxes), and which share capital is entirely paid-up and at least 75% continuously held throughout the relevant fiscal year by natural persons or by a company satisfying all these conditions, the corporate income tax rate is set at 15% for the first EUR 38,120 of taxable income for each twelve-month period. In addition, pursuant to Article 235 ter ZC, I of the FTC, these legal entities are exempt from the aforementioned additional 3.3% social contribution.

Legal entities qualifying as a parent company (société mère) in France

Legal entities holding at least 5% of Technip Energies share capital and which meet the conditions provided for by Articles 145 and 216 of the FTC, may benefit, upon election, from a dividend and distributed income exemption under the parent subsidiary regime. Paragraph I of Article 216 of the FTC provides, however, for the reinstatement, in the taxable income, of a 5% lump sum amount of the total proceeds from the shares, tax credits included. This reinstatement is subject to corporate income tax at the ordinary rate plus, where applicable, the additional 3.3% social contribution.

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Other Shareholders

Shareholders that are subject to a tax regime different from those described above, in particular those taxpayers whose securities trading goes beyond a mere portfolio asset management or who have recorded their shares as assets in their professional balance sheet, should consult their own tax advisors to determine the provisions that apply to their particular circumstances.

Shareholders whose tax residence is located outside of France

Under French legislation currently in effect and subject to the application of any tax treaties, the following developments summarize certain French tax consequences that may apply to investors (i) who are not tax residents of France within the meaning of Article 4 B of the FTC or whose registered office is located outside France and (ii) whose ownership of shares is not related to a fixed base or a permanent establishment subject to taxation in France.

These investors must, however, verify, with their own tax advisors, the tax treatment that applies to their specific circumstances and, in addition, comply with the tax laws in force in their State of residence and/or nationality.

Subject to the provisions of any applicable tax treaties and the exceptions listed below, the gross amount of distributed income will, in principle, be subject to a withholding tax, deducted by the paying agent, where the tax residence or the registered office of the beneficial owner is located outside France.

Subject to the developments below and to the completion of the appropriate formalities, the rate of this withholding tax is set by Article 187 of the FTC at (i) 12.8% where the beneficiary is a natural person, (ii) 15% where the beneficiary is a non-profit organization that has its registered office in a Member State of the European Union or in another Member State of the European Economic Area Agreement that has concluded with France a tax treaty which includes an administrative assistance provision to tackle tax evasion and avoidance, that would be taxed according to the treatment referred to in Article 206, 5 of the FTC if it had its registered office in France and that meets the criteria provided for by paragraphs 580 et seq. of the administrative guidelines BOI-IS-CHAMP-10-50-10-40-25/03/2013, and (iii) generally 26.5% (it being noted that such withholding tax rate varies in line with the reduction of the rate of French corporate income tax provided for by Article 219, I of the FTC) in other cases.

This withholding tax is also applicable to any payment made for the benefit of a non-resident in the context of a temporary assignment or a similar transaction giving the right or obligation to return or resell the shares or other rights relating to these shares. In accordance with Article 119 bis A, 1 of the FTC, the temporary or similar transaction must be carried out for a period of less than forty-five days, including the date on which the right to the Distribution of the proceeds of the shares is acquired. If the beneficiary of the payment provides proof that it corresponds to a transaction that has primarily an object and effect other than avoiding the application of a withholding tax or obtaining the granting of a tax benefit, then he will be able to obtain the reimbursement of the withholding tax from the tax office of his domicile or of his headquarter.

Further, regardless of the location of the beneficiary's tax residence or registered office, the income distributed by Technip Energies outside France to a "non-cooperative State or territory", as defined by Article 238-0 A of the FTC, may be subject to a withholding tax at a rate of 75% pursuant to paragraph 2 of Article 187 of the FTC. The list of non-cooperative States and territories is published by ministerial order and normally updated annually. This list was recently updated by a ministerial order dated 6 January 2020 (Official Journal dated 7 January 2020) and now includes, in addition to Panama which was already included in the former version of this list, the following States and territories: American Samoa, Anguilla, Bahamas, the British Virgin Islands, Fiji, Guam, Oman, Trinidad and Tobago, Samoa, Seychelles, the United States Virgin Islands and Vanuatu. For non-cooperative States and territories newly added to the list, anti-abuse measures, in principle, now apply as from the first day of the third month following the month during which the addition is made (although the French tax administrative guidelines still continue to refer to January 1st of the following year (BOI-INT-DG-20-50-11/02/2014)). Investors that may be impacted by such measure and those who are domiciled or established in a non-cooperative State or territory should seek the advice of their own tax advisors to determine the tax treatment applicable to them.

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Shareholders that are legal entities having their place of effective management in a Member State of the European Union or, under certain conditions, in another Member State of the European Economic Area Agreement that has concluded with France a tax treaty including an administrative assistance provision to tackle tax evasion and avoidance, may benefit from a withholding tax exemption, if they hold at least 10% of Technip Energies share capital, and otherwise meet all the conditions of Article 119 ter of the FTC. This 10% threshold is decreased to 5% where such legal entities qualify as parent companies (sociétés mères) in the sense referred to under Article 145 of the FTC and cannot use the withholding tax as a tax credit in the jurisdiction in which their tax residence is situated. Moreover, pursuant to Article 235 quater of the FTC, companies having their seat in the same jurisdictions as well as any third country that has concluded with France a tax treaty including an administrative assistance provision to tackle tax evasion and avoidance and which is not a "non-cooperative State or territory", as defined by Article 238-0 A of the FTC, and being in a tax loss position might, under certain conditions, benefit from a temporary reimbursement of the withholding tax, the corresponding amount having to be refunded to the French treasury under certain circumstances including, in particular, at the time they become in a profitable tax position. Finally, the same provision of the FTC provides that companies having their seat in the same jurisdictions might benefit from an exemption from such withholding tax in the case where they would be the subject of a liquidation under a bankruptcy proceeding.

Furthermore, Article 119 bis 2° of the FTC provides for that the withholding tax does not apply to dividends distributed to collective investment undertakings governed by foreign law, located in a Member State of the European Union or another State that has concluded with France a tax treaty including an administrative assistance provision to tackle tax evasion and avoidance and which satisfy the following two conditions:

•	raising capital from a certain number of investors with the purpose of investing it in a fiduciary capacity on behalf of such investors pursuant to a defined investment policy; and

•	having features similar to those required of collective undertakings governed by French law under section 1, paragraphs 1, 2, 3, 5 et 6 of sub-section 2, sub-section 3, or sub-section 4 of section 2 of Chapter IV of the 1st Title of Book II of the French Monetary and Financial Code.

The conditions for this exemption are set forth in detail in French administrative guidelines dated 12 August 2020 (BOI-RPPM-RCM-30-30-20-70).

The withholding tax may be reduced or even eliminated pursuant to tax treaties concluded by France. It is the responsibility of Shareholders to consult their own tax advisors to determine whether they are likely to qualify for a reduction to or exemption from the withholding tax by virtue of the preceding principles or provisions of international tax treaties, and to determine the practical formalities to be complied with to benefit from these treaties, including those provided for by BOI-INT-DG-20-20-20-20-12/09/2012 relating to the "standard" or "simplified" procedure for the reduction of or exemption from the withholding tax.

b.	Capital Gains

Capital gains, if any, realized by French individuals and French legal entities on the disposal of the Technip Energies Shares may be subject to tax in France but not in the Netherlands in accordance with paragraph 4 of Article 13 of the France-Netherlands tax treaty, provided notably that the French shareholder does not hold a so-called substantial shareholding.

French Individuals

Pursuant to Articles 200 A, 158,6 bis and 150-0 A of the FTC, capital gains realized by French individuals on the sale of the Technip Energies Shares will be taxed at a global rate which is set at 30% and composed of the Flat Tax at a rate of 12.8% and social contributions at a global rate of 17.2% (not deductible from the capital gains subject to the Flat Tax), irrespective of the total amount of securities disposed of during the calendar year.

The year of filing of the individual income tax return, the individual shareholder has the possibility to elect for the application of income tax at the progressive rates, in practice when more favorable, but this election is global and irrevocable and will therefore apply to all investment income received by the individual shareholder during the same calendar year. This election can be made under the same conditions and as described in the section entitled "French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of Dividends—French Individuals—Income tax" above. In case of election for the application of income tax at the progressive rates, the maximum marginal rate is currently set at 45%. The amount of the capital gains is further subject to social contributions at the global rate of 17.2% (including the CSG at the rate of 9.2%, 6.8% of which being deductible in this particular case).

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However, for high income earners the amount of the capital gains is also included in the taxable income that is subject to the exceptional contribution on high income earners at a rate of up to 4% pursuant to Article 223 sexies of the FTC (see the section entitled "French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of dividends—French Individuals—Exceptional contribution on high income earners" above).

Under Article 150-0 D, 11 of the FTC, capital losses incurred during a calendar year may be offset against capital gains of the same nature realized in the same calendar year or the ten following calendar years.

Technip Energies Shares held in a PEA

Under certain conditions, a PEA confers the right during the duration of the PEA to an exemption from income tax on the net income and net capital gains on investments made through the PEA, as long as this income and these capital gains remain invested in the PEA. See the section entitled "French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of dividends—French Individuals—Income tax".

French Legal Entities subject to corporate income tax (under standard rules)

Capital gains realized upon the transfer of Technip Energies Shares generally will be subject to corporate income tax under the same conditions as dividends (see the section entitled "French Tax Consequences of the Ownership and Disposition of Technip Energies Shares—Taxation of dividends—French legal entities subject to corporate income tax (under standard rules)").

Capital losses incurred as a result of a transfer of Technip Energies Shares generally will be deductible from the income subject to corporate income tax at the ordinary rate.

Pursuant to Article 219 I-a quinquies of the FTC, net capital gains realized upon the transfer of stocks qualifying as participating stocks (titres de participation) within the meaning of these provisions and which have been held for at least two years on the date of sale, are exempt from corporate income tax, subject to the reinstatement in the taxable income of a 12% lump sum amount of the gross capital gains realized. This reinstatement is subject to corporate income tax at the ordinary rate plus, where applicable, the additional 3.3% social contribution.

c.	Wealth Tax

Pursuant to the French Finance Law for 2018, the scope of the French wealth tax has been narrowed to real estate assets, held directly or indirectly by individuals. In principle, even when the underlying assets correspond to real estate, securities are out of the scope of the amended French wealth tax if the security holder owns less than 10% of the share capital or the voting rights of the company.

d.	Inheritance and Gift Tax

Technip Energies Shares acquired by French individuals through inheritance or gift will be subject to inheritance tax or gift tax, as applicable.

e.	Transfer Tax

Disposals of Technip Energies Shares generally are not subject to registration taxes in France, provided that they are not implemented by means of an agreement executed in France.

f.	Tax on Financial Transactions

Insofar as the registered office of Technip Energies is not located in France, it is expected that trades on the Technip Energies Shares should not be subject to the French tax on financial transactions referred to in Article 235 ter ZD of the FTC (BOI-TCA-FIN-10-10-21/12/2015, no. 90).

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Material Dutch Dividend Withholding Tax Consequences of the Ownership and Disposition of Technip Energies Shares

This section outlines the principal Dutch dividend withholding tax consequences of the acquisition, holding, settlement, redemption and disposal of the Technip Energies Shares. It does not present a description of other aspects of Dutch tax law which could be relevant to a shareholder. This section is intended as general information only. Prospective shareholders should consult their own tax adviser regarding the tax consequences of any acquisition, holding or disposal of Technip Energies Shares. This section is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of the Prospectus, including the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

Any reference in this section made to Dutch taxes, Dutch tax or Dutch tax law should be construed as a reference to any taxes of any nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

Dutch dividend withholding tax

A Shareholder is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by Technip Energies as a result of Technip Energies being a Dutch incorporated company. Generally, Technip Energies is responsible for the withholding of such dividend withholding tax at source.

As an exception to this rule, Technip Energies may, in its sole discretion, decide not to withhold Dutch dividend withholding tax if it is considered to be a resident of France for French corporate income tax purposes pursuant to the France-Netherlands Tax Treaty. This exception does not apply to dividends distributed by Technip Energies to a Shareholder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporate income tax purposes ("Dutch Resident Shareholder").

Since its incorporation, Technip Energies has conducted itself, and it intends to continue to conduct itself, to have its place of effective management in France. As a result, Technip Energies believes it should be treated as a resident of France for French corporate income tax purposes and for purposes of the France-Netherlands Tax Treaty. Therefore, Technip Energies intends to apply the exception and will not withhold Dutch dividend withholding tax on dividends distributed by it except with respect to dividends distributed to Dutch Resident Shareholders. The application of this exception by Technip Energies is subject to certain administrative formalities and costs incurred by Technip Energies. Technip Energies may in its sole discretion decide to require Shareholders to submit information, including information certifying their status of not being a Dutch Resident Shareholder, as a condition for not withholding Dutch dividend withholding tax.

Dividends distributed by Technip Energies and that may be subject to Dutch withholding tax include, but are not limited to:

•	distributions of profits in cash or in kind, whatever they be named or in whatever form;

•	proceeds from the liquidation of Technip Energies or proceeds from the repurchase of Technip Energies Shares by Technip Energies, other than as a temporary portfolio investment (tijdelijke belegging), in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•	the par value of the Technip Energies Shares issued to a Shareholder or an increase in the par value of the Technip Energies Shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of paid-in capital, that is

-	not recognized for Dutch dividend withholding tax purposes, or

-	recognized for Dutch dividend withholding tax purposes, to the extent that Technip Energies has "net profits" (zuivere winst), unless (a) shareholders have resolved in advance at a General Meeting to make this repayment, and (b) the par value of the Shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of Technip Energies. The term "net profits" includes anticipated profits that have yet to be realized.

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A Dutch Resident Shareholder is generally entitled to a credit for any Dutch dividend withholding tax against his Dutch tax liability and to a refund of any residual Dutch dividend withholding tax.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends paid by Technip Energies is not considered to be the beneficial owner (uiteindelijk gerechtigde) of those dividends.

The Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (the "DWTA") provides for a non-exhaustive negative description of a beneficial owner. According to the DWTA, a Shareholder will not be considered the beneficial owner of the dividends if as a consequence of a combination of transactions:

•	a person other than the Shareholder wholly or partly, directly or indirectly, benefits from the dividends;

•	whereby this other person retains or acquires, directly or indirectly, an interest similar to that in the Technip Energies Shares on which the dividends were paid; and

•	that other person is entitled to a credit, reduction or refund of Dutch dividend withholding tax that is less than that of the Shareholder.

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Independent Auditor

PricewaterhouseCoopers Audit, independent auditor, audited the combined financial statements for the years ended 31 December 2017, 2018 and 2019 and issued an unqualified auditor's report thereon, which is included in this Prospectus.

PricewaterhouseCoopers Audit has no interest in Technip Energies. PricewaterhouseCoopers Audit is an independent registered accounting firm. The address of PricewaterhouseCoopers Audit is 63 rue de Villiers, 92208 Neuilly-sur-Seine Cedex, France. PricewaterhouseCoopers Audit is a member of the Compagnie Régionale des Commissaires aux Comptes des Versailles, France.

PricewaterhouseCoopers Audit has given, and has not withdrawn, its consent to the inclusion of its report in this Prospectus in the form and context in which it is included.

Technip Energies confirms that the information in the auditor's report included in this Prospectus has been accurately reproduced and that as far as Technip Energies is aware and able to ascertain from information published by the auditor, no facts have been omitted which would render the auditor's report inaccurate or misleading.

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General Information

Expenses of the Listing

The expenses related to the Listing are estimated at approximately EUR 745,000.

Availability of Documents

The following documents (or copies thereof) may be obtained free of charge from Technip Energies' website (www.technipenergies.com):

•	this Prospectus

•	the Articles of Association

•	the Technip Energies Board Rules

•	the rules for the Audit Committee

•	the rules for the Compensation Committee

•	the rules for the ESG Committee

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Definitions

The following definitions are used in this Prospectus:

40% Allowance	The potential dividends benefit in France from an unlimited tax deduction of 40% on the amount of distributed income

ABB	Accelerated book build

Account Holder	A financial intermediary institution entitled to hold, directly or indirectly, accounts on behalf of its customers with Euroclear France, and includes Euroclear Bank SA/NV and the depositary bank for Clearstream Banking, S.A.

ADR	American depositary receipt

AFM	The Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten)

AGU	The Attorney General of Brazil

AMF	The French Authority of the Financial Markets (Autorité des Marchés Financiers)

Annual Accounts	The annual accounts referred to in article 2:391 BW as they will read after the closing of the spin-off

APMs	Alternative performance measures

Articles of Association	The articles of association of Technip Energies

BPI	Bpifrance Participations S.A.

Bridge Term Facility	The approximately EUR 650 million bridge financing arrangement the Company intends to enter into in anticipation of the spin-off

BW	Dutch Civil Code

CAPEX	Capital expenditure

CCUS	Carbon capture, utilization and storage

CET	Central European Time

CGU	The Comptroller General of Brazil

Combined Financial Statements	The audited combined financial statements of the Company for the years ended 31 December 2019, 31 December 2018 and 31 December 2017

Company	Technip Energies N.V. together with its subsidiaries within the meaning of article 2:24b BW

CRDS	French social debt repayment contribution (contribution pour remboursement de la dette sociale)

CSG	French general social contribution (contribution sociale généralisée)

Director	A member of the Technip Energies Board

Distribution	The distribution by TechnipFMC of 50.1% of Technip Energies Shares held by TechnipFMC to the shareholders of TechnipFMC

Distribution Agent	Société Générale Securities Services

Distribution Amount	An amount equal to the fair market value of the Technip Energies Shares received by a TechnipFMC shareholder (including any fractional shares deemed received and any Technip Energies Shares withheld on account of any applicable withholding taxes), determined as of the date of the Distribution

200

Distribution Date	16 February 2021

DOJ	The United States Department of Justice

DPA	The three-year deferred prosecution agreement TechnipFMC entered into with the DOJ related to charges of conspiracy to violate the FCPA related to conduct in Brazil and other matters

DSOs	Deferred settlement service

DTC	Depository Trust Company

Dutch Corporate Governance Code or "Code"	The Dutch Corporate Governance Code issued on 8 December 2016

Dutch Resident Shareholder	A Shareholder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporate income tax purposes

DWTA	The Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965)

E&T	Engineering and technology

EARTH	Enhanced Annular Reforming Tube for Hydrogen

EEA	The European Economic Area

Effective Date	The effective date of the spin-off, expected to be on 16 February 2021

Employment Matters Agreement	The employee matters agreement between TechnipFMC and Technip Energies

Enterprise Chamber	The Dutch enterprise chamber of the court of appeal in Amsterdam

EPC	Engineering, procurement, and construction

ESG	Environmental, social and corporate governance

ESG Committee	The Environmental, Social and Governance Committee of the Technip Energies Board

EU FTT	A common financial transactions tax (the "EU FTT") in the Participating Member States and Estonia proposed by the European Commission in a proposal for a Directive published on 14 February 2013

EUR or euro or €	The lawful currency of the European Economic and Monetary Union

Euroclear France	Euroclear France S.A.

Euronext Paris	Euronext in Paris, a regulated market of Euronext Paris S.A.

Ex Date	The date on which each TechnipFMC shareholder will receive, as a pro rata dividend, one Technip Energies Share for every five TechnipFMC Shares, expected to be on 16 February 2021

Facilities Agreement	The EUR 1,400 million bridge and revolving facilities agreement the Company will enter into in anticipation of the spin-off.

FCA	United Kingdom Financial Conduct Authority

FCPA	The U.S. Foreign Corrupt Practices Act

FEED	Front-end engineering and design

Flat Tax	The French flat tax (impôt sur le revenu au prélèvement forfaitaire unique)

FLNG	Floating liquefied natural gas

201

FMC Technologies	FMC Technologies, Inc., a U.S. Delaware corporation together with its consolidated subsidiaries

FMSA	The Dutch Financial Markets Supervision Act (Wet op het financieel toezicht)

Foreign-Parented Group Exception	Certain exceptions to the application of IRC Section 7874 with respect to restructuring transactions involving "foreign-parented groups"

FPSO	Floating production storage and offloading

France-Netherlands Treaty	The Convention between the Government of the Kingdom of the Netherlands and the Government of the Republic of France for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital

French FTT	French financial transaction tax, under certain circumstances, the acquisition of equity securities or assimilated securities admitted to trading on a regulated market, which are issued by a company whose registered office is located in France and whose market capitalization as of 1 December of the preceding year exceeds EUR 1 billion

French individual	An individual who (i) is a resident for tax purposes in France, (ii) is subject to personal income tax in France (impôt sur le revenu), (iii) owns (other than through a fixed base located outside of France) the TechnipFMC and/or Technip Energies Shares as part his/her private portfolio and does not hold the TechnipFMC and/or Technip Energies Shares through an enterprise that carries-out an industrial, commercial, farming or other professional activity and (iv) does not carry-out stock market transactions under conditions akin to business transactions

French legal entity	A legal entity that (i) is a French tax resident subject to corporate income tax in France (impôt sur les sociétés), (ii) does not own its interest in TechnipFMC and/or Technip Energies through a permanent establishment outside France and (iii) does not hold an interest in TechnipFMC or Technip Energies that would qualify as participating stocks (titres de participation)

FRSA	Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving)

FTC	French Tax Code

GDPR	The General Data Protection Regulation

General Meeting	General meeting of Technip Energies, being the corporate body, or where the context so requires, the physical meeting of shareholders of Technip Energies

Group Subsidiary	Subsidiaries within the meaning of article 2:24b BW

GTL	Gas-to-liquids

IASB	The Internationals Accounting Standards Board

IEA	International Energy Agency

IFRS	The International Financial Reporting Standards as issued by the IASB and endorsed by the European Union

Incentive Plan	The Technip Energies Incentive Award Plan

Initial Availability Date	The date on which all conditions precedent to the first utilization of the Bridge Term Facility are satisfied

202

Interim Condensed Combined Financial Statements	The unaudited combined financial statements of the Company for the six months ended 30 June 2020 and 2019

Internal Transactions	The internal transactions to be effected prior to the Distribution, the purpose of which is to ensure that, as at the time of the Distribution, each of Technip Energies and TechnipFMC holds the assets which it requires to operate, in the case of Technip Energies, the Technip Energies Business and, in the case of TechnipFMC, the businesses retained by TechnipFMC, and retains or assumes (as applicable) liabilities, including pending and future claims, which relate to such business, whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement

Investment	Investment for a purchase price of $200 million, subject to adjustment, pursuant to which BPI will purchase from TechnipFMC a number of Technip Energies Shares determined based upon a thirty day volume-weighted average price of Technip Energies Shares, less a six percent discount.

IRC	U.S. Internal Revenue Code

IRS	U.S. Internal Revenue Service

ISIN	International securities identification number

IT	Information technology

LEI	Legal Entity Identifier

Listing	The listing and the first admission trading of the Technip Energies Shares as described in this Prospectus

Listing Date	The date on which trading in the Technip Energies Shares on Euronext Paris commences (initially on an if-and-when-delivered basis), which is 16 February 2021

LNG	Liquefied natural gas

LTI	Lost time injury

Market Abuse Regulation	Regulation (EU) No 596/2014 of the European Parliament and the Council

McPhy	McPhy Energy S.A.

Merger	The merger agreed on 14 June 2016 and completed on 16 January 2017, whereby FMC Technologies, Technip and TechnipFMC, entered into a definitive business combination agreement whereby Technip merged with and into TechnipFMC with TechnipFMC surviving, immediately followed by the merger of FMC Technologies with and into a wholly owned indirect subsidiary of TechnipFMC

MMH	Million man hours

MPF	The Federal Prosecution Service of Brazil

MRL	Mandatorily redeemable financial liability

Mtpa	Metric tonnes per annum

New Revolving Credit Facility	The revolving credit facility the Company anticipates entering into

NGL	Natural gas liquids

Non-U.S. Holder	Any beneficial owner of TechnipFMC Shares that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes

203

NYSE	New York Stock Exchange

OECD	The Organization for Economic Cooperation and Development

OPEC	The Organization of Petroleum Exporting Countries

Participating Member States	Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain

Payment Date	23 February 2021

PEA	A French Share Savings Plan (Plan d'Épargne en Actions)

PFIC	A passive foreign investment company

PNF	The Parquet National Financier

PricewaterhouseCoopers Audit	PricewaterhouseCoopers Audit S.A.S.

Prospectus	This prospectus dated 9 February 2021

Prospectus Regulation	Regulation (EU) 2017/1129

PSUs	Performance stock units

Record Date	17 February 2021

Relationship Agreement	The relationship agreement with TechnipFMC and BPI which Technip Energies entered into on 7 January 2021 in connection with the Investment

RSUs	Restricted stock units

S&P	S&P Global Ratings, a credit rating agency established in the European Union and registered under Regulation (EU) 462/2013

SEC	Securities and Exchange Commission

Section 7874 Percentage	The sharers of the foreign acquiring corporation held by shareholders of the acquired U.S. corporation, by vote or value, after the acquisition by reason of holding shares in the U.S. acquired corporation

Section 7874 Regulations	The Treasury Regulations promulgated under IRC Section 7874

Separation and Distribution Agreement	The separation and distribution agreement entered into on 7 January 2021 between TechnipFMC and Technip Energies

SGSS	Société Générale Securities Services

Share Purchase Agreement	The share purchase agreement, dated 7 January 2021, between TechnipFMC and BPI pursuant to which the Investment will take place.

Shareholder	Holder of Technip Energies Shares

Substantial Business Activities Exception	The foreign corporation's "expanded affiliated group" does not have substantial business activities in the foreign corporation's country of tax residency relative to such expanded affiliated group's' worldwide activities

Tax Matters Agreement	The tax matters agreement between TechnipFMC and Technip Energies

Technip	Technip S.A., a French société anonyme together with its consolidated subsidiaries

Technip Energies	Technip Energies N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands

204

Technip Energies Adjustment Ratio	The ratio obtained by dividing (a) the per share closing price of TechnipFMC Shares on the NYSE on the close of business on 12 February 2021, by (b) the closing per share sale price of Technip Energies Shares on Euronext Paris on 16 February 2021

Technip Energies Board	The Board of Directors of Technip Energies

Technip Energies Board Rules	Technip Energies Board rules of procedure that regulate internal matters concerning its functioning and internal organization

Technip Energies Business	The business formerly constituting the Onshore/Offshore business segment (including Genesis), Loading Systems and Cybernetix, of TechnipFMC

Technip Energies Shares	The ordinary shares in the Technip Energies' share capital, with a par value of EUR 0.01 each

Technip Eurocash	Technip Eurocash S.N.C.

TechnipFMC	TechnipFMC plc

TechnipFMC Adjustment Ratio	The ratio obtained by dividing the closing price of TechnipFMC Shares on the NYSE on close of business on 12 February 2021 by the closing price of TechnipFMC Shares on the NYSE on 16 February 2021

TechnipFMC Board	The TechnipFMC board of directors

TechnipFMC Shares	TechnipFMC ordinary shares with a nominal value of $1.00 per share

Third Country Rule	The rule generally provided by the Section 7874 Regulations that if (i) there is an acquisition of substantially all of the assets held directly or indirectly by a U.S. corporation after which the shareholders of the acquired U.S. corporation hold, by vote or value, at least 60% of the shares of the foreign acquiring corporation by reason of holding shares in the U.S. acquired corporation, and (ii) in a related acquisition, such foreign acquiring corporation acquires another foreign corporation exceeding a certain threshold value, and the foreign acquiring corporation is not tax resident in the foreign country in which the acquired foreign corporation was tax resident prior to the transactions, then the foreign acquiring corporation will be treated as a domestic corporation for U.S. federal income tax purposes

TMF	TMF Netherlands B.V.

Transfer	To transfer, donate, sell, assign, pledge, hypothecate, grant a security interest in or otherwise dispose or attempt to dispose

Transition Services Agreement	The transition services agreement between TechnipFMC and Technip Energies

Transitioning Directors	Messrs. Caudoux, Colombani, Houssin and Rinaldi and Ms. Debon

U.S. or United States	United States of America

U.S. dollar or US$ or USD or $	The U.S. Dollar, the lawful currency in the U.S.

U.S. Exchange Act	The U.S. Securities Exchange Act of 1934, as amended

205

U.S. Holder	A beneficial owner of TechnipFMC Shares who is also (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the IRC), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes

U.S. Securities Act	The U.S. Securities Act of 1933, as amended

U.S. Trade Controls	The various sanctions programs administered by the U.S. Department of the Treasury's Office of Foreign Assets Control

U.S. Treasury	The United States Department of the Treasury

VWAP	Volume-weighted average price

Yamal Entities	Various contract entities established by Technip Energies, along with the Yamal Joint Venture Partners to execute the design, engineering and construction of the Yamal LNG project

Yamal Joint Venture Partners	The Company's partners in the Yamal LNG project

206

INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

Unaudited Condensed Combined Statements of Income (Loss) for the Six Months Ended June 30, 2020 and 2019	F-86
Unaudited Condensed Combined Statements of Other Comprehensive Income (Loss) for the Six Months Ended June 30, 2020 and 2019	F-87
Unaudited Condensed Combined Statements of Financial Position as of June 30, 2020 and December 31, 2019	F-88
Unaudited Condensed Combined Statements of Cash Flows for the Six Months Ended June 30, 2020 and 2019	F-89
Unaudited Condensed Combined Statements of Changes In Invested Equity for the Six Months Ended June 30, 2020 and 2019	F-90
Notes to Unaudited Condensed Combined Financial Statements	F-91
Auditor’s review report on the condensed combined interim financial statements.	F-115

F-1

COMBINED FINANCIAL STATEMENTS

TECHNIP ENERGIES

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 and 2017

1.	COMBINED STATEMENTS OF INCOME (LOSS)

		Year Ended
(In millions)	Note	2019	2018	2017
Revenue	5	€5,768.7	€5,365.2	€7,229.2
Costs and expenses:	6
Cost of sales		4,518.0	4,410.9	6,233.1
Selling, general and administrative expense		406.9	382.4	392.4
Research and development expense		42.0	26.8	31.9
Impairment, restructuring and other expenses (income)		77.6	11.3	48.0
Merger transaction and integration costs		15.2	15.4	26.2
Total costs and expenses		5,059.7	4,846.8	6,731.6
Other income (expenses), net	6	(38.7)	(233.8)	(18.5)
Income from equity affiliates	8	2.9	28.7	0.7
Profit (loss) before financial expense, net and income taxes		673.2	313.3	479.8
Financial income	6	65.2	71.0	58.9
Financial expense	6	(400.0)	(279.5)	(264.7)
Profit (loss) before income taxes		338.4	104.8	274.0
Provision for income taxes	7	185.2	190.4	215.7
Net profit (loss)		153.2	(85.6)	58.3
Net (profit) loss attributable to noncontrolling interests		(6.9)	0.2	0.3
Net profit (loss) attributable to owners of the Technip Energies Group		€146.3	€(85.4)	€58.6

The accompanying notes are an integral part of the combined financial statements.

F-2

2.	COMBINED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	Year Ended
(In millions)	2019	2018	2017
Net profit (loss)	€153.2	€(85.6)	€58.3
Exchange differences on translating entities operating in foreign currency	(43.1)	127.0	(195.2)
Reclassification adjustment for net gains included in net profit (loss)	—	(9.4)	—
Cash-flow hedging	(6.3)	(34.3)	21.5
Income tax effect	(3.0)	10.8	(13.0)
Other comprehensive income (loss) to be reclassified to statement of income in subsequent years	(52.4)	94.1	(186.7)
Actuarial gains (losses) on defined benefit plans	(8.8)	3.3	(3.1)
Income tax effect	2.8	(1.0)	1.0
Other comprehensive income (loss) not being reclassified to statement of income in subsequent years	(6.0)	2.3	(2.1)
Other comprehensive income (loss), net of tax	(58.4)	96.4	(188.8)
Comprehensive income (loss)	94.8	10.8	(130.5)
Comprehensive (income) loss attributable to noncontrolling interest	(7.8)	0.6	0.9
Comprehensive income (loss) attributable to owners of the Technip Energies Group	€87.0	€11.4	€(129.6)

The accompanying notes are an integral part of the combined financial statements.

F-3

3.	COMBINED STATEMENTS OF FINANCIAL POSITION

		December 31,
(In millions)	Note	2019	2018	2017
Assets
Investments in equity affiliates	8	€53.1	€48.9	€50.0
Property, plant and equipment, net	9	108.4	111.7	127.5
Right-of-use asset	4	233.3	—	—
Goodwill	10	2,199.2	2,178.4	2,092.2
Intangible assets, net	10	114.1	119.1	120.9
Deferred income taxes	7	206.3	88.9	91.8
Derivative financial instruments	23	1.4	3.1	6.3
Other assets	11	47.0	39.7	47.1
Total non-current assets		2,962.8	2,589.8	2,535.8
Cash and cash equivalents	12	3,563.6	3,669.6	4,058.7
Trade receivables, net	13	928.5	1,094.9	660.4
Contract assets	5	389.3	272.0	444.0
Derivative financial instruments	23	15.0	7.7	12.8
Income taxes receivable	7	134.9	130.2	116.7
Advances paid to suppliers		127.8	125.7	293.8
Due from TechnipFMC	25	16.0	23.8	24.2
Other current assets	14	242.7	205.6	454.3
Total current assets		5,417.8	5,529.5	6,064.9
Total assets		€8,380.6	€8,119.3	€8,600.7
Invested equity and liabilities
Invested equity and retained earnings		€1,857.0	€1,719.1	€2,328.1
Accumulated other comprehensive income (loss)		(62.6)	(3.3)	(100.1)
Equity attributable to owners of the Technip Energies Group		1,794.4	1,715.8	2,228.0
Non-controlling interest		(10.0)	2.9	3.6
Total invested equity		1,784.4	1,718.7	2,231.6
Lease liabilities – operating non-current	4	216.4	—	—
Deferred income taxes	7	15.2	46.5	37.6
Accrued pension and other post-retirement benefits, less current portion.	18	134.5	114.8	115.8
Derivative financial instruments	23	13.7	14.1	0.2
Non-current provisions	19	27.2	32.5	41.9
Other liabilities	20	219.7	266.1	243.5
Total non-current liabilities		626.7	474.0	439.0
Short-term debt	17	583.4	630.0	718.3
Lease liabilities – operating current	4	68.3	—	—
Accounts payable, trade	21	1,199.3	1,132.3	1,878.1
Contract liabilities	5	3,209.0	2,945.0	2,439.7
Accrued payroll		203.3	202.0	180.4
Derivative financial instruments	23	42.2	23.5	0.8
Income taxes payable	7	129.6	49.1	68.4
Current provisions	19	113.0	398.2	183.2
Due to TechnipFMC.	25	24.9	116.2	64.7
Other current liabilities	20	396.5	430.3	396.5
Total current liabilities		5,969.5	5,926.6	5,930.1
Total liabilities		6,596.2	6,400.6	6,369.1
Total invested equity and liabilities		€8,380.6	€8,119.3	€8,600.7

The accompanying notes are an integral part of the combined financial statements.

F-4

4.	COMBINED STATEMENTS OF CASH FLOWS

		Year Ended
(In millions)	Note	2019	2018	2017
Cash provided (required) by operating activities
Net (loss) profit		€153.2	€(85.6)	€58.3
Adjustments to reconcile net (loss) profit to cash provided (required) by operating activities
Depreciation and amortization	9, 10	134.9	29.9	42.7
Corporate allocation	25	322.8	314.7	171.8
Employee benefit plan		13.1	9.9	10.6
Deferred income tax provision (benefit), net		(148.4)	23.6	93.1
Unrealized loss (gain) on derivative instruments and foreign exchange		9.0	24.3	(11.4)
Impairments		3.4	—	—
Income from equity affiliates, net of dividends received		0.1	(28.7)	1.5
Other		384.4	263.1	258.4
Changes in operating assets and liabilities, net of effects of acquisitions
Trade receivables, net and contract assets		91.7	(297.3)	129.8
Inventories, net		3.3	1.0	(9.1)
Accounts payable, trade		73.4	(794.4)	(247.5)
Contract liabilities		152.0	360.5	(444.5)
Income taxes payable (receivable), net		38.7	10.2	40.3
Trade receivable due from TechnipFMC	25	(47.6)	46.5	(3.5)
Other current assets and liabilities, net		(262.2)	809.6	31.9
Other noncurrent assets and liabilities, net		84.6	(180.2)	(74.2)
Cash provided (required) by operating activities		1,006.4	507.1	48.2
Cash provided (required) by investing activities
Capital expenditures		(37.2)	(11.0)	(19.0)
Cash acquired in acquisition, net of acquisition costs		—	9.4	4.2
Cash divested from deconsolidation		—	(12.1)	—
Proceeds from sale of assets		0.4	2.0	1.4
Other		—	—	—
Cash provided (required) by investing activities		(36.8)	(11.7)	(13.4)
Cash provided (required) by financing activities
Net increase (decrease) in commercial paper	17	(50.0)	(88.3)	518.3
Settlements of mandatorily redeemable financial liability	23	(502.7)	(191.8)	(139.4)
Payments for the principal portion of lease liabilities		(117.3)	—	—
Net proceeds from (repayment of) loans from TechnipFMC.	25	(37.8)	(15.2)	31.9
Net (distributions to)/contributions from TechnipFMC	25	(412.9)	(697.2)	(1,181.1)
Cash provided (required) by financing activities.		(1,120.7)	(992.5)	(770.3)
Effect of changes in foreign exchange rates on cash and cash equivalents		45.1	108.0	(408.0)
(Decrease) Increase in cash and cash equivalents		(106.0)	(389.1)	(1,143.5)
Cash and cash equivalents, beginning of period	12	3,669.6	4,058.7	5,202.2
Cash and cash equivalents, end of period	12	€3,563.6	€3,669.6	€4,058.7
Supplemental disclosures of cash flow information
Cash paid for interest		€16.0	€0.6	€1.0
Cash paid for income taxes (net of refunds received)		214.4	184.2	59.6

The accompanying notes are an integral part of the combined financial statements.

F-5

5.	COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

			Accumulated
		Invested	Other
		Equity and	Comprehensive	Non-	Total
		Retained	Income	controlling	Invested
(In millions)	Note	Earnings	(Loss)	Interest	Equity
Balance as of January 01, 2017		€1,742.3	€88.1	€9.1	€1,839.5
Net profit (loss)		58.6	—	(0.3)	58.3
Other comprehensive income (loss)		—	(188.2)	(0.6)	(188.8)
Net contributions from/ (distributions to) TechnipFMC	25	527.2	—	—	527.2
Other		—	—	(4.6)	(4.6)
Balance as of December 31, 2017		€2,328.1	€(100.1)	€3.6	€2,231.6
Cumulative effect of initial application of IFRS 15	1	(92.2)	—	—	(92.2)
Cumulative effect of initial application of IFRS 9	1	(1.3)	—	—	(1.3)
Net profit (loss)		(85.4)	—	(0.2)	(85.6)
Other comprehensive income (loss)		—	96.8	(0.4)	96.4
Net contributions from/(distributions to) TechnipFMC	25	(430.1)	—	—	(430.1)
Other		—	—	(0.1)	(0.1)
Balance as of December 31, 2018		€1,719.1	€(3.3)	€2.9	€1,718.7
Cumulative effect of initial application of IFRS 16	1	(2.3)	—	—	(2.3)
Net profit (loss)		146.3	—	6.9	153.2
Other comprehensive income (loss)		—	(59.3)	0.9	(58.4)
Net contributions from/(distributions to) TechnipFMC	25	(6.1)	—	(21.0)	(27.1)
Other		—	—	0.3	0.3
Balance as of December 31, 2019		€1,857.0	€(62.6)	€(10.0)	€1,784.4

The accompanying notes are an integral part of the combined financial statements.

F-6

6.	NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1. ACCOUNTING PRINCIPLES

1.1	Background

TechnipFMC plc and its consolidated subsidiaries (‘‘TechnipFMC’’) is a global leader in oil and gas projects, technologies, systems and services through its business segments: Subsea, Onshore/Offshore and Surface Technologies. TechnipFMC has manufacturing operations worldwide, strategically located to facilitate delivery of products, systems and services to TechnipFMC’s customers. TechnipFMC is a public limited company by shares, incorporated and domiciled in England and Wales (United Kingdom) and listed on the New York Stock Exchange (‘‘NYSE’’) and on Euronext Paris, in each case trading under symbol ‘‘FTI’’ and ‘‘FTI.PA’’, respectively. The address of the registered office is One St. Paul’s Churchyard, London, England, EC4M 8AP.

On January 16, 2017, TechnipFMC completed the merger of FMC Technologies, Inc. (‘‘FMC Technologies’’) and Technip S.A. (‘‘Technip’’). FMC Technologies’ results of operations have been included in TechnipFMC’s consolidated financial statements for periods subsequent to the consummation of the merger on January 16, 2017. Under the acquisition method of accounting, Technip was identified as the accounting acquirer and acquired a 100% interest in FMC Technologies.

On August 26, 2019, TechnipFMC announced that its board of directors (the ‘‘TechnipFMC Board’’) had unanimously authorized the preparation to separate its Onshore/Offshore business segment (including its Genesis business, which TechnipFMC believes is a leader in front-end engineering and design (‘‘Genesis’’)), its Loading Systems business, one of the main suppliers of solutions for handling a complete range of fluids and gases at ambient, elevated, and cryogenic temperatures, and at the full spectrum of operating pressures (‘‘Loading Systems’’), and its Cybernetix business, a technology leader in teleoperated and robotics systems, asset integrity monitoring, and inspection for hostile environments and a provider of material testing and simulation services for complex materials behavior prediction (‘‘Cybernetix’’), into a newly formed company, which was subsequently named Technip Energies N.V. (‘‘Technip Energies’’). Loading Systems and Cybernetix have historically been a part of the Surface Technologies and Subsea business segments of TechnipFMC, respectively. TechnipFMC anticipates completing the spin-off transaction (the ‘‘Spin-off’’) in the first quarter of 2021. The Onshore/Offshore business segment of TechnipFMC (including Genesis), Loading Systems, and Cybernetix are further referred to as the ‘‘Technip Energies Business’’. Technip Energies, together with its subsidiaries that TechnipFMC management intends to contribute to Technip Energies immediately prior to be Spin-off within the meaning of article 2:24b of the Dutch Civil Code, is referred to herein as the ‘‘Technip Energies Group’’.

Technip Energies is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) of unlimited duration incorporated under the laws of the Netherlands. Technip Energies was formed on October 16, 2019 as a direct subsidiary of TechnipFMC. TechnipFMC has been the sole shareholder of Technip Energies since its formation. Technip Energies is expected to be converted into a public limited liability company (naamloze vennootschap) incorporated and operating under the laws of the Netherlands before the completion of the Spin-off, at which time the legal and operating name of Technip Energies will by Technip Energies N.V. Technip Energies’ registered office and headquarters is currently located at 6 Allée de l’Arche, Faubourg de l’Arche, ZAC Danton, 92400 Courbevoie, France.

Technip Energies has prepared combined financial statements for the financial year 2019, with the 2017 and 2018 financial years as comparatives (the ‘‘combined financial statements’’).

The historical financial information in Technip Energies’ combined financial statements represents the Technip Energies Business under the control of TechnipFMC and provides general purpose historical information of the Technip Energies Business. Therefore, the combined financial statements present only the historical financial information of those entities and business activities that will be part of the Technip Energies.

The combined financial statements were prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’) and endorsed by the European Union (‘‘EU’’) as of December 31, 2019.

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The combined financial statements comprise a Combined Statement of Income, a Combined Statement of Other Comprehensive Income, a Combined Statement of Financial Position, a Combined Statement of Cash Flows, a Combined Statement of Changes in Invested Equity and Notes to Combined Financial Statements for the financial year 2019, in each case with the 2017 and 2018 financial years as comparatives. Further information on the scope and basis of preparation of the combined financial statements is presented in Note 1.3 Basis of preparation below.

The combined financial statements have been prepared on a going concern basis under the historical cost convention, except as otherwise mentioned in relevant accounting policy.

These combined financial statements were first approved on November 6, 2020 by the Board of Directors of TechnipFMC.

Presentation currency

The combined financial statements were prepared in Euros. Unless otherwise indicated, all amounts are presented in millions of Euros (‘‘EUR millions’’). The IFRS consolidated financial statements of TechnipFMC were prepared in millions of U.S. dollars. In anticipation of the Spin-off, the Technip Energies Group changed its presentation currency from U.S. dollars to Euro. All of the Technip Energies Group’s assets and liabilities are translated from their respective functional currencies into the new presentation currency at the beginning of the comparative period, using the opening exchange rate and re-translated at the closing rate. The items in the Combined Statement of Income, Combined Statement of Other Comprehensive Income and the Combined Statement of Cash Flows are translated at an average rate approximating to the actual rates in the respective reporting period. The reserve items in the Combined Statements of Changes in Invested Equity are expressed in the new presentation currency as if it had always been the presentation currency.

1.2	Description of the Technip Energies Business

As discussed in Note 1.1 Background, the Technip Energies Business includes the Onshore/Offshore business segment of TechnipFMC (including Genesis), Loading Systems, and Cybernetix. The Technip Energies Business offers a full range of designing and project development services to its customers spanning the entire downstream value chain, from technical consulting through final acceptance testing. The Technip Energies Group has a track record of more than 60 years in managing large engineering, procurement, and construction projects.

The onshore portion of the Technip Energies Business focuses on the study, engineering, procurement, construction, and project management of the entire range of onshore facilities related to the gas monetization, refining, and chemical processing from biofuels and hydrocarbons. The Technip Energies Business conducts large-scale, complex, and challenging projects often in environments with extreme climatic conditions. The Technip Energies Business relies on early engagement and front-end design as well as technological know-how for process design and engineering, either through the integration of technologies from its own proprietary technologies or through leading alliance partners. The Technip Energies Business seeks to integrate and develop advanced technologies and reinforce its project execution capabilities in each project.

The offshore portion of the Technip Energies Business focuses on the study, engineering, procurement, construction, and project management of the entire range of fixed and floating offshore oil and gas facilities, many of which were the first of their kind, including the development of floating liquefied natural gas facilities and floating production storage and offloading facilities.

1.3	Basis of preparation

a)	Conformity with IFRS

The combined financial statements of the Technip Energies Group have been prepared in accordance with IFRS as issued by the IASB and endorsed by the EU, under consideration of the principles for determining which assets and liabilities, income and expenses, as well as cash flows, are to be transferred to the Technip Energies Group as described in Note 1.4 Principles applied in preparing the combined financial statements below.

In preparing the combined historical financial information, certain accounting conventions commonly used for the preparation of combined historical financial information have been applied. The term ‘‘combined financial statements’’ is used when referring to financial information prepared by aggregating financial statements of segments, separate entities or components of groups that fail to meet the definition of a ‘‘group’’ under IFRS 10 ‘‘Consolidated financial statements’’ (‘‘IFRS 10’’). A key assumption underlying the preparation of combined financial statements is that there is a binding element for the economic activities throughout the period. The combined financial statements of the Technip Energies Group have been prepared by aggregating the financial information of Technip Energies Business that is bound together by common control but is not a legal group.

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In the combined financial statements of the Technip Energies Group, the book value accounting approach (predecessor accounting method) has been applied in accordance with the principles for business combinations under common control. The combined financial statements of the Technip Energies Group present the companies and the business activities of TechnipFMC that will be allocated to the Technip Energies Business in connection with the completion of the Spin-off in the manner in which they were included in the IFRS consolidated financial statements of TechnipFMC in the past.

Beginning January 1, 2016, Technip Energies Group used the same accounting policies and valuation methods for the preparation of these combined financial statements, as those used by TechnipFMC in its preparation of its historical IFRS consolidated financial statements. The significant accounting policies used in the preparation of the combined financial statements have been disclosed under Note 1.5 Summary of significant accounting policies.

b)	Scope of combined financial statements

The scope of the combined financial statements has been determined based on the historical financial information of the Technip Energies Business and is comprised of TechnipFMC direct and indirect subsidiaries, the business activities of the Technip Energies Business that were historically conducted in direct and indirect subsidiaries of TechnipFMC and the Technip Energies Business’ investments in joint ventures and associates accounted for using the equity method.

Where the activities to be transferred by TechnipFMC to the Technip Energies Group met the definition of a business in accordance with IFRS 3 ‘‘Business Combinations’’ (‘‘IFRS 3’’) and were under TechnipFMC’s common control for all periods presented, the relevant assets and liabilities as well as income and expenses were included in the combined financial statements for the whole of the reporting periods starting from January 1, 2016.

Where the activities to be transferred by TechnipFMC to the Technip Energies Group met the definition of a business and were not under TechnipFMC’s common control for all periods presented, the relevant assets and liabilities as well as income and expenses were included in the combined financial statements starting from the date when common control was obtained.

Where business activities that met the definition of a business were sold during the reporting period, the relevant assets and liabilities as well as income and expenses were included in the combined financial statements as of and for the periods presented prior to the disposal date.

A full list of the entities included in the combined financial statements that will be allocated to the Technip Energies Group as part of the Spin-off can be found in Note 27.

In the case of companies that will remain within TechnipFMC after completion of the Spin-off, but whose business operations will be allocated to the Technip Energies Group or were transferred into legally independent Technip Energies companies, the assets and liabilities will be allocated to and the employment contracts of the relevant employees will be transferred to the Technip Energies Group. These transfers to existing or newly formed members of the Technip Energies Group primarily took place or are expected to take place, in the financial year 2020. For purposes of the combined financial statements, income, expenses, assets, liabilities and, where required, items recorded in accumulated other comprehensive income (loss) were attributed or allocated to the relevant activities of the Technip Energies Business based on management’s best estimate before these transfers were completed. Assets and liabilities were attributed, and income and expenses were allocated directly or, where this was not possible, indirectly based on appropriate allocation keys (for example on the basis of headcount or revenues), which were applied consistently across all periods presented.

The opening balances used to prepare the 2017 Combined Statements of Cash Flows of Technip Energies Group were determined by management based on the contribution of the Technip Energies Business to the historical TechnipFMC balances taking into consideration specific facts and circumstances that existed as of January 1, 2016 and in subsequent years.

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1.4	Principles applied in preparing the combined financial statements

The Technip Energies Business did not form a separate legal group of companies in the periods presented. As a result, the accompanying combined financial statements of the Technip Energies Business are derived (carved-out) from the TechnipFMC IFRS consolidated financial statements and accounting records, as well as those of its legacy companies for periods prior to its formation in January 2017. The combined financial statements include the assets and liabilities within TechnipFMC subsidiaries in such historical periods that are attributable to the Technip Energies Business and exclude the assets and liabilities within the Technip Energies Group in such historical periods that are not attributable to the Technip Energies Business. The combined financial statements include charges and allocation of expenses related to certain TechnipFMC business support functions including human resources operations, real estate and facility services (including site security and executive protection), procurement, information technology, commercial support services, and financial reporting and accounting operations. In addition, allocations were made for TechnipFMC corporate governance and administrative functions, including board of directors and other corporate functions, such as tax, corporate governance and listed company compliance, investor relations, internal audit, treasury, and communications functions.

The preparation of carve-out financial statements requires TechnipFMC’s management to make certain estimates and assumptions with respect to TechnipFMC, as well as with respect to its legacy companies for the period prior to its formation in January 2017, either at the balance sheet date or during the period that affects the reported amounts of assets, liabilities and expenses. Actual outcomes and results could differ from those estimates and assumptions. Management believes that the allocation methodology used was reasonable and that all allocations were performed on a basis that reasonably reflects the services received by the Technip Energies Group, the cost incurred on behalf of the Technip Energies Group and the assets and liabilities of the Technip Energies Group. Although the combined financial statements reflect management’s best estimate of all historical costs related to the Technip Energies Group, this may however not necessarily reflect what the results of operations, financial position or cash flows of the Technip Energies Group would have been had the Technip Energies Group operated as an independent, publicly traded company for the periods presented, nor the future actual expenses and results of operations and financial position of Technip Energies Group on a standalone basis following the completion of the separation and Spin-off. TechnipFMC’s management has deemed it impracticable to estimate the actual costs that would have been incurred if the Technip Energies Group had been an independent standalone company.

The following summarizes the accounting and other principles applied in preparing these combined financial statements.

a)	Combination principles in the combined financial statements

The transfers of business operations between the Technip Energies Group and TechnipFMC were classified as transactions under common control. The Technip Energies Group utilized the predecessor accounting method of carrying forward the historical carrying amounts recorded by TechnipFMC. The payments associated with the relevant transactions were recognized directly in Invested Equity as a contribution or distribution by the owners of the Technip Energies Group.

Technip’s acquisition of FMC Technologies did not result in any incremental additions to the Onshore/Offshore business segment. The acquisition of FMC Technologies did result in the addition of the Loading Systems business of FMC Technologies to TechnipFMC’s Surface Technologies business segment. The Loading Systems business will be part of the Technip Energies Business. On the merger date, the goodwill derived from the merger was allocated to TechnipFMC’s Onshore/Offshore business segment and the other TechnipFMC business segments, Subsea and Surface Technologies. Approximately €1,453.6 million was allocated to TechnipFMC’s Onshore/Offshore business segment as it was expected that, although the merger did not add to the operational assets of the Onshore/Offshore business segment, the operations of the Onshore/Offshore business segment would benefit from the synergies of the combination of Technip and FMC Technologies. Accordingly, the goodwill of €1,453.6 million attributable to Technip’s legacy Onshore/Offshore business segment that resulted from the merger on January 17, 2017 was recorded in the Technip Energies Group’s combined financial statements starting from the merger date. See Note 1.1 Background for details regarding the merger transaction.

The combined financial statements of the Technip Energies Group include the goodwill carrying value from acquisitions made by legacy companies prior to the merger and from new acquisitions that occurred subsequently to the merger. See Note 2 Acquisitions and Divestitures for details on new acquisitions.

All income, expenses, assets and liabilities economically attributable to the Technip Energies Business were included in the combined financial statements.

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The combined financial statements also include joint ventures and associates accounted for using the equity method. Investments accounted for using the equity method are initially recognized at cost and adjusted thereafter to recognize the Technip Energies Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Technip Energies Group’s share of movements in other comprehensive income of the investee in other comprehensive income (loss). Basis differences arising on the initial recognition of investments accounted for using the equity method were accounted for in accordance with the principles applied for full consolidation.

Outstanding balances and transactions within the Technip Energies Group and all intercompany profits and losses from transactions within the Technip Energies Group were eliminated for purposes of the combined financial statements.

Combined Statement of Cash Flows - Transactions of the Technip Energies Group with TechnipFMC

Operating transactions of the Technip Energies Group with TechnipFMC were reported in the cash provided (required) by operating activities. Services recharged by TechnipFMC were also presented within cash provided (required) by operating activities in the same way as tax charges and benefits under the separate tax return approach.

Equity transactions reflecting the internal financing between the Technip Energies Group and TechnipFMC (in particular cash pooling) are included in the cash provided (required) by financing activities. The transactions with TechnipFMC also include cash inflows and outflows in connection with transfer agreements between the members of the Technip Energies Group and TechnipFMC, capital contributions and transfers from reserves in connection with the Spin-off.

b)	Invested equity

The Technip Energies Business did not comprise a separate legal entity or group of entities during the years ended December 31, 2019, 2018 and 2017. Therefore, it is not meaningful to present share capital or an analysis of reserves. Changes in net assets attributed to the Technip Energies Group are presented separately in the Combined Statement of Changes in Invested Equity through the line item ‘‘Net contributions from / (distributions to) TechnipFMC’’ and include allocation of income, expenses, assets and liabilities of TechnipFMC forming the Technip Energies Business as well as in the Combined Statement of Cash Flow through the line item ‘‘Net contributions from / (distributions to) TechnipFMC’’, reflecting the internal equity financing between TechnipFMC and the Technip Energies Group during the periods presented.

The net invested equity of the Technip Energies Group is represented by Total Invested Equity in the Combined Statement of Changes in Invested Equity comprising Invested Equity and Retained Earnings, Accumulated Other Comprehensive Income (Loss) and Non-controlling Interests.

These combined financial statements are presented in Euro, which will be the Technip Energies Group’s parent company’s functional and presentation currency. Various members of the Technip Energies Group have identified other foreign currencies as being their functional currencies. Foreign exchange gains and losses resulting from the translation of these entities’ assets and liabilities at the respective balance sheet date exchange rates and their statement of income items at the average exchange rates for each of the periods presented are recognized in the Combined Statement of Other Comprehensive Income. Differences arising from translating the results for the period and net invested equity items are recorded in the reserve ‘‘Accumulated Other Comprehensive Income (Loss)’’ within the Combined Statements of Changes in Invested Equity.

c)	Centrally provided services

The Combined Statements of Income and Other Comprehensive Income of the Technip Energies Group include an allocation of general corporate expenses from TechnipFMC for certain management and support functions that are provided on a centralized basis within TechnipFMC. These management and support functions include, but are not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated mostly on the basis of revenue. These allocations have been considered to be a reasonable reflection of the utilization of services used by, or the benefits provided to, the Technip Energies Group, but may not reflect the expenses the Technip Energies Group would have incurred as a standalone company for the periods presented. TechnipFMC’s management has deemed it impracticable to estimate the actual costs that would have been incurred if the Technip Energies Group had been an independent standalone company. Refer to Note 25.2 for details on transactions with TechnipFMC. These allocations resulted in net expenses of €322.8 million, €314.7 million and €171.8 million in the years ended December 31, 2019, 2018 and 2017, respectively.

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d)	Cash management and financing

Cash management and external financing is centralized and liquidity needs are mainly managed through internal cash pooling arrangements with a central treasury management subsidiary. The Technip Energies Group’s working capital needs have historically been funded mainly by cash pooling arrangements in addition to intercompany loans with the TechnipFMC central financing entity or between affiliates. Cash from TechnipFMC’s subsidiaries is transferred to TechnipFMC’s cash pooling arrangements, and TechnipFMC funds its subsidiaries operating and investing activities as necessary, including those of the Technip Energies Group. Transactions between the Technip Energies Group and TechnipFMC, considered to be effectively cash settled at the time the transaction is recorded, are disclosed as due to / due from TechnipFMC in the combined statements of financial position. On the contrary some transactions will be forgiven at the time of the Spin-off. This effect has been reflected in the combined financials statements and is presented in the combined statements of cash flows as Net contributions from/ (distributions to) TechnipFMC.

The cumulative net transfers between TechnipFMC (as the parent) and the Technip Energies Group related to these transactions are recorded in Invested Equity And Retained Earnings in the combined financial statements.

The Technip Energies Group’s cash and cash equivalents and related interest income reflect the historical ownership of the legal entities that will be transferred to the Technip Energies Group in connection with the Spin-off. Any cash and cash equivalents managed by the central treasury subsidiary which are held by legal entities remaining with TechnipFMC are presented as a net transfer of cash and assets between TechnipFMC and the Technip Energies Group in Invested Equity And Retained Earnings and only external balances are disclosed as cash and cash equivalents. Refer to Note 25.2 for details on related parties’ disclosures.

The Technip Energies Group’s external debt financing and the related interest expense reflect the historical ownership of the legal entities that will become members of the Technip Energies Group in connection with the Spin-off.

No portion of TechnipFMC’s debt, cash, or cash equivalents have been attributed to these combined financial statements where they were not historically owned by a legal entity that will be part of the Technip Energies Group.

In addition, the cost of financing included in the combined financial statements may not necessarily represent what the finance costs would have been had the Technip Energies Group historically obtained financing on a stand-alone basis. These costs may not be indicative of the cost of financing for the Technip Energies Group in the future.

e)	Income tax

During the periods presented in these combined financial statements, the members of the Technip Energies Group that have been established as separate legal entities have operated as separate taxpayers. For these entities tax expense and tax liabilities or tax receivables in these combined financial statements are based on actual taxation.

During the periods presented, the operations of certain members of the Technip Energies Group have been included within other TechnipFMC legal entities. These Technip Energies Group entities did not file separate tax returns. Tax expense in these combined financial statements has been determined as if the members of the Technip Energies Group were separate taxpayers in the jurisdiction of their primary operations. Total tax expense for these hypothetical members of the Technip Energies Group was determined by applying the effective tax rate of the relevant members of the TechnipFMC Group to profit before tax. Current tax expense is the amount of tax payable or refundable based on each member of the Technip Energies Group’s hypothetical, current-year separate return. Deferred tax expense has been calculated based on changes in temporary differences and on any tax loss carry forwards that could be claimed on hypothetical returns.

The tax charges recorded in the combined statements of income are not necessarily representative of the tax charges that may arise in the future.

f)	Share-based payments

The Technip Energies Group’s key personnel have historically participated in TechnipFMC’s share-based incentive plans. The combined financial statements include employee costs related to these participations based on the awards and terms previously granted to the Technip Energies group’s employees. In addition, as part of the allocation of the centrally provided services as described above, a portion of share-based payment costs related to TechnipFMC’s top management has been allocated to the Technip Energies Group in the combined financial statements. The historical cost of share-based payments may not be indicative of the future expenses that will be incurred through incentive schemes that will be established for the Technip Energies Group’s key personnel following the Spin-off.

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g)	Derivatives

External derivative financial contracts entered into by TechnipFMC have been, or will be prior to completion of the Spin-off, specifically assigned to the Technip Energies Group when such contracts are directly attributable to the Technip Energies Group’s business contracts. The derivative financial instruments assigned to the combined financial statements are composed primarily of foreign exchange rate forward contracts.

h)	Goodwill and fair value adjustments allocation

The goodwill and the related purchase price adjustments included in the combined financial statements are based on the following:

•	the goodwill and fair value adjustments allocated to Technip’s Onshore/Offshore business segment and Cybernetix prior to January 1, 2017,

•	the goodwill and fair value adjustments allocated to TechnipFMC’s Onshore/Offshore business segment as part of the merger of FMC Technologies and Technip that was competed on January 16, 2017, and

•	the goodwill and fair value adjustments allocated to Loading Systems business, part of the Spin-off at the date of the merger transaction that was competed on January 16, 2017.

The goodwill amounts correspond to the historically reported amounts in the IFRS consolidated financial statements of TechnipFMC. As the Technip Energies Group and the new reporting structure did not exist during the reporting periods presented, goodwill was tested for impairment based on the cash-generated unit structure used at that time by TechnipFMC to monitor goodwill.

i)	Pensions and similar obligations

The combined financial statements include the pension obligations and associated plan assets specifically assigned to Technip Energies legal entities. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Both active employees and those previously employed by the Technip Energies Group legal entities were included in the obligations of the respective Technip Energies Group’s entity.

j)	Earnings per share

As the combined financial statements have been prepared on a carve-out basis, earnings per share is not a meaningful measure of financial performance for any of the periods presented. The Technip Energies Group has not had share capital during the periods presented nor can a portion of TechnipFMC’s outstanding shares be allocated to it. Therefore, TechnipFMC’s management has determined that presenting an earnings per share ratio calculated on the carve-out information would not accurately reflect the historical earnings per share. Accordingly, the requirement of IAS 33 - Earnings per share to disclose earnings per share is not applicable.

1.5	Summary of significant accounting policies

a)	Recognition of revenue from customer contracts in 2018-2019

Revenue is measured based on the consideration specified in a contract with a customer. The majority of our revenue is from long-term contracts associated with designing and manufacturing products and systems and providing services to customers involved in exploration and production of crude oil and natural gas. The Technip Energies Group recognizes revenue when or as it transfers control over a good or service to a customer.

Contract modifications - Contracts are often modified to account for changes in contract specifications and requirements. We consider contract modifications to exist when the modification either creates new, or changes the existing, enforceable rights and obligations. Most of our contract modifications are for goods or services that are not distinct from the existing contract due to the significant integration service provided in the context of the contract and are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis.

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Variable consideration - Due to the nature of the work required to be performed on many of existing performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the long-term contracts to contain variable considerations that can either increase or decrease the transaction price. Variability in the transaction price arises primarily due to liquidated damages. The Technip Energies Group considers its experience with similar transactions and expectations regarding the contract in estimating the amount of variable consideration to which it will be entitled and determining whether the estimated variable consideration should be constrained. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The estimates of variable consideration are based largely on an assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to us.

Payment terms - Progress billings are generally issued upon completion of certain phases of the work as stipulated in the contract. Payment terms may either be fixed, lump-sum or driven by time and materials (i.e., daily or hourly rates, plus materials). Because typically the customer retains a small portion of the contract price until completion of the contract, contracts generally result in revenue recognized in excess of billings which we present as contract assets on the statement of financial position. Amounts billed and due from customers are classified as receivables on the statement of financial position. The portion of the payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer. For some contracts, the Technip Energies Group may be entitled to receive an advance payment. The Technip Energies Group recognizes a liability for these advance payments in excess of revenue recognized and presents them as contract liabilities on the statement of financial position. The advance payment typically is not considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract and to protect us from the other party failing to adequately complete some or all of its obligations under the contract.

Warranty - Certain contracts include an assurance-type warranty clause, typically between 18 and 36 months, to guarantee that the products comply with agreed specifications. A service-type warranty may also be provided to the customer; in such a case, management allocates a portion of the transaction price to the warranty as a separate performance obligation based on the estimated stand-alone selling price of the service-type warranty.

Allocation of transaction price to performance obligations - A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, when, or as, the performance obligation is satisfied. To determine the proper revenue recognition method, we evaluate whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment; some of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For contracts with multiple performance obligations, we allocate the contract’s transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract.

Cost-to-cost method - For long-term contracts, because of control transferring over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The cost-to-cost measure of progress for contracts is generally used because it best depicts the transfer of control to the customer which occurs as costs on the contracts are incurred. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred. Any expected losses on contracts in progress are charged to earnings, in total, in the period the losses are identified.

Right to invoice practical expedient - The right-to-invoice practical expedient can be applied to a performance obligation satisfied over time if we have a right to invoice the customer for an amount that corresponds directly to the value transferred to the customer for performance completed to date. When this practical expedient is used, variable consideration is not estimated at the inception of the contract to determine the transaction price or for disclosure purposes. Certain contracts have payment terms dictated by daily or hourly rates while other contracts may have mixed pricing terms that include a fixed fee portion. For contracts in which the customer is charged a fixed rate based on the time or materials used during the project that correspond to the value transferred to the customer, the Technip Energies Group recognizes revenue in the amount it has the right to invoice.

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IFRS 15 ‘‘Revenue from contracts with customers’’

Issued by the IASB in May 2014 and endorsed by the EU in October 2016, this standard became effective on January 1, 2018 and sets general accounting principles relating to revenue recognition. IFRS 15, Revenue from contracts with customers supersedes the previous standards on revenue recognition, particularly IAS 18 – Revenue, IAS 11 – Construction Contracts and the corresponding interpretations IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31.

Effective January 1, 2018, the Technip Energies Group adopted IFRS 15. The standard requires companies to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time based on when control of goods and services transfer to a customer.

It requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Technip Energies Group adopted IFRS 15 using the modified retrospective method applied to those contracts that were not completed as of January 1, 2018 resulting in a €92.2 million reduction to the opening Invested Equity and Retained Earnings. Results for reporting periods beginning after January 1, 2018 are presented under IFRS 15, while prior period amounts are not adjusted and continue to be reported in accordance with the Technip Energies Group’s historical accounting under IAS 11 and IAS 18. The Technip Energies Group elected to apply the contract modifications practical expedient and presented as of January 1, 2018 the aggregate effect of all of the modifications that occurred prior to the adoption date.

Impact on Primary Financial Statements

The impact to revenues from applying IFRS 15 for the year ended December 31, 2018 was an increase of €27.8 million. A difference between revenue recognized under IFRS 15 as compared to IAS 11 and IAS 18 exists for certain contracts in which physical progress was previously used as the measure of progress. Differences also existed between revenue recognized under old and new accounting standards for variable consideration and timing of recognizing margin.

A difference exists in the presentation of trade receivables, contract assets and contract liabilities. Since adoption of IFRS 15, the Technip Energies Group recognizes trade receivables when the Technip Energies Group has the unconditional right to payment. Previously, the Technip Energies Group reported certain billed amounts on a net basis within contract assets and contract liabilities when the legal right of offset was present within the contract.

F-15

Combined Statements of Income for the year ended December 31, 2018:

	Year Ended December 31, 2018
	As	Effect of	Under
(In millions)	reported	IFRS 15	IAS 11 and 18

Revenue	€5,365.2	€(27.8)	€5,337.4
Costs and expenses
Cost of sales	4,410.9	(12.1)	4,398.8
Selling, general and administrative expense	382.4	—	382.4
Research and development expense	26.8	—	26.8
Impairment, restructuring and other expenses	11.3	—	11.3
Merger transaction and integration costs	15.4	—	15.4
Total costs and expenses	4,846.8	(12.1)	4,834.7

Other expenses, net	(233.8)	—	(233.8)
Income from equity affiliates	28.7	(8.2)	20.5
Profit (loss) before net interest expense and income taxes	313.3	(23.9)	289.4
Financial income	71.0	—	71.0
Financial expense	(279.5)	—	(279.5)
Profit (loss) before income taxes	104.8	(23.9)	80.9
Provision for income taxes	190.4	(9.1)	181.3
Net profit (loss)	(85.6)	(14.8)	(100.4)
Net (profit) loss attributable to noncontrolling interests	0.2	—	0.2
Net profit (loss) attributable the owners of Technip Energies Group	€(85.4)	€(14.8)	€(100.2)

F-16

Combined Statement of Financial Position as of December 31, 2018:

	December 31, 2018
	As	Effect of	Under
(In millions)	reported	IFRS 15	IAS 11 and 18
Assets
Investments in equity affiliates	€48.9	€(8.4)	€40.5
Property, plant and equipment, net	111.7	—	111.7
Goodwill	2,178.4	—	2,178.4
Intangible assets, net	119.1	—	119.1
Deferred income taxes	88.9	(0.2)	88.7
Derivative financial instruments	3.1	—	3.1
Other non-current financial assets	39.7	—	39.7
Total non-current assets	2,589.8	(8.6)	2,581.2
Cash and cash equivalents	3,669.6	—	3,669.6
Trade receivables, net	1,094.9	(1,094.9)	—
Contract assets	272.0	474.9	746.9
Derivative financial instruments	7.7	—	7.7
Income taxes receivable	130.2	(1.3)	128.9
Advances paid to suppliers	125.7	—	125.7
Due from TechnipFMC	23.8	—	23.8
Other current assets	205.6	17.3	222.9
Total current assets	5,529.5	(604.0)	4,925.5
Total assets	€8,119.3	€(612.6)	€7,506.7

Invested equity and liabilities
Invested equity and retained earnings	€1,719.1	€77.4	€1,796.5
Accumulated other comprehensive income (loss)	(3.3)	3.9	0.6
Equity attributable to owners of the Technip Energies Group	1,715.8	81.3	1,797.1
Noncontrolling interests	2.9	(0.1)	2.8
Total invested equity	1,718.7	81.2	1,799.9
Deferred income taxes	46.5	2.2	48.7
Accrued pension and other post-retirement benefits, less current portion	114.8	—	114.8
Derivative financial instruments	14.1	—	14.1
Non-current provisions	32.5	—	32.5
Other liabilities	266.1	—	266.1
Total non-current liabilities	474.0	2.2	476.2
Short-term debt and current portion of long-term debt.	630.0	—	630.0
Accounts payable, trade	1,132.3	18.6	1,150.9
Contract liabilities	2,945.0	(675.8)	2,269.2
Accrued payroll	202.0	—	202.0
Derivative financial instruments	23.5	—	23.5
Income taxes payable	49.1	2.3	51.4
Current provisions	398.2	—	398.2
Due to TechnipFMC	116.2	—	116.2
Other current liabilities	430.3	(41.1)	389.2
Total current liabilities	5,926.6	(696.0)	5,230.6
Total liabilities	6,400.6	(693.8)	5,706.8
Total equity and liabilities	€8,119.3	€(612.6)	€7,506.7

F-17

b)	Recognition of revenue in 2017

Long-term contracts are accounted for in accordance with IAS 11 where they include construction and delivery of a complex physical asset, or in accordance with IAS 18 in all other cases.

Costs incurred on contracts include the following:

•	the purchase of material, the subcontracting cost of engineering, the cost of markets, and all other costs directly linked to the contract;

•	labor costs, related social charges and operating expenses that are directly connected. Selling costs of contracts, research and development costs and the potential charge of ‘‘overabsorption’’ are excluded from those evaluations; and

•	other costs, if any, which could be re-invoiced to the client when specified in the contract clauses. Costs on construction contracts do not include financial expenses.

Revenue on contracts at completion includes:

•	the initial selling price;

•	every additional amendment, variation order and modification to the initial contract if it is probable that such changes could be reliably measured and that they are accepted by the client.

Revenue on ongoing contracts is measured on the basis of costs incurred and of margin recognized at the percentage of completion. Margin is recognized only when the visibility of the riskiest stages of the contract is deemed sufficient and when estimates of costs and revenue are considered to be reliable.

The percentage of completion is calculated according to the nature and the specific risk of each contract in order to reflect the effective completion of the project. This percentage of completion can be based on technical milestones defined for the main deliverables under the contracts or based on the ratio between costs incurred to date and estimated total costs at completion.

As soon as the estimate of the final outcome of a contract indicates a loss, a provision is recorded for the entire loss.

The gross margin of a long-term contract at completion is based on an analysis of total costs and income at completion, which are reviewed periodically and regularly throughout the life of the contract.

In accordance with IAS 11, construction contracts are presented in the statement of financial position as follows: for each construction contract, the accumulated costs incurred to date, as well as the gross margin recognized at the contract’s percentage of completion (plus accruals for foreseeable losses if needed), after deduction of the payments received from the clients, are shown on the asset side under the ‘‘Contract Assets’’ line item if the balance of those combined components is a debit; if the balance is a credit, these are shown on the liability side under the ‘‘Contract Liabilities’’ line item.

A construction contract is considered completed when the last technical milestone is achieved, which occurs upon contractual transfer of ownership of the asset or temporary delivery, even if conditional. Upon completion of the contract:

•	the balance of ‘‘Contract Assets’’, which at that time amounts to the total sale price of the contract, less accumulated payments received under this contract at the delivery date, is invoiced to the customer and recorded as current receivables on contracts;

•	if necessary, a liability may be accrued and recorded in ‘‘Other Current liabilities’’ in the statement of financial position in order to cover pending expenses to get the acceptance certificate from the client.

As per IAS 18, other long-term contracts are recorded as follows in the statement of financial position: invoicing in advance of revenue to be recognized is recorded as advances received in ‘‘Other Current Liabilities’’. Invoicing that trails revenue to be recognized is recorded in ‘‘Trade Receivables’’.

Costs incurred before contract signing (‘‘bid costs’’), when they can be directly linked to a future construction contract where the signature is almost certain, are recorded in ‘‘Contract Assets’’, and then included in costs of ongoing contracts when the contract is obtained. Costs effectively capitalized correspond to the bid costs incurred during the quarter of the contract’s award. Bid costs are directly recorded into the consolidated statement of income on the line ‘‘Selling, general and administrative expense’’ when a contract is not secured.

F-18

c)	Foreign currency transactions

Foreign currency transactions are translated into the functional currency at the exchange rate applicable on the transaction date.

At the closing date, monetary assets and liabilities stated in foreign currencies are translated into the functional currency at the exchange rate prevailing on that date. Resulting exchange gains or losses are directly recorded in the statement of income, except exchange gains or losses on cash accounts eligible for future cash flow hedging and for hedging on net foreign currency investments.

Translation of financial statements of subsidiaries in foreign currency

The statements of income of foreign subsidiaries are translated into Euro at the average exchange rate prevailing during the year. The statements of financial position are translated at the exchange rate at the closing date. Differences arising in the translation of financial statements of foreign subsidiaries are recorded in other comprehensive income (loss) as foreign currency translation reserve. Items that are recognized directly in equity are translated using the historical rates. The functional currency of the foreign subsidiaries is most commonly the local currency.

d)	Business combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method, assets acquired and liabilities assumed are recorded at their respective fair values as of the acquisition date. Determining the fair value of assets and liabilities involves significant judgment regarding methods and assumptions used to calculate estimated fair values. The purchase price is allocated to the assets acquired, including identifiable intangible assets, and liabilities based on their estimated fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Identifiable assets are depreciated over their estimated useful lives.

Acquisition-related costs are expensed as incurred and included in the statement of income line item ‘‘Selling, general and administrative expenses’’.

Adjustments recorded for a business combination on the provisional values of assets, liabilities and contingent liabilities are recognized as a retrospective change in goodwill when occurring within a 12-month period after the acquisition date and resulting from facts or circumstances that existed as of the acquisition date. After this measurement period ends, any change in valuation of assets, liabilities and contingent liabilities is accounted for in the statement of income, with no impact on goodwill.

e)	Merger transaction and integration costs

Merger transaction and integration costs are expensed as incurred and include fees and expenses as a result of business combination transactions. The costs generally include leased facility termination fees and various integration activities pertaining to combining companies.

Merger transaction and integration costs are included in the statement of income line item ‘‘Merger transaction and integration costs’’.

f)	Segment information

Information by operating segment

The Technip Energies Group designs and builds onshore facilities related to the production, treatment and transportation of oil and gas; and designs, manufactures and installs fixed and floating platforms for the production and processing of oil and gas reserves for companies in the oil and gas industry. IFRS 8 - Operating Segments require to determine operating segments based on information which is provided internally to the Chief Operating Decision Maker (the ‘‘CODM’’). The Chief Executive Officer reviews and evaluates the Technip Energies Group’s operating performance to make decisions about allocating resources and has been identified as the CODM. Utilizing the internal reporting information provided to the CODM, it has been determined that the Technip Energies Group has a single reporting segment.

F-19

Disaggregation of revenue

The Technip Energies Group disaggregates its revenue by the following geographic regions:

•	Europe & Russia;

•	Asia Pacific;

•	Africa & Middle East; and

•	Americas.

Geographical areas are defined according to the following criteria: specific risks associated with activities performed in a given area, similarity of economic and political framework, regulation of exchange control, and underlying monetary risks. The geographical breakdown is based on the contract delivery within the specific country.

Segment assets

Segment assets are measured in the same way as in the combined financial statements. These assets are attributed based on the physical location of the asset.

g)	Goodwill

Goodwill is measured at the acquisition date as the total of the fair value of consideration transferred, plus the proportionate amount of any non-controlling interest, plus the fair value of any previously held equity interest in the acquiree, if any, less the net recognized amount (generally at fair value) of the identifiable assets acquired and liabilities assumed.

Goodwill is allocated to cash-generating units that are expected to benefit from the business combination in which the goodwill arose and in all cases is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes.

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

h)	Property, plant and equipment

In compliance with IAS 16 - Property, Plant and Equipment, an asset is recognized only if the cost can be measured reliably and if future economic benefits are expected from its use.

Property, plant and equipment could be initially recognized at cost or at their fair value in case of business combinations.

As per IAS 16, the Technip Energies Group uses different depreciation periods for each of the significant components of a single property, plant and equipment asset where the useful life of the component differs from that of the main asset. Following are the useful lives most commonly applied by the Technip Energies Group:

•	Buildings 10 to 50 years

•	IT Equipment 3 to 5 years

•	Machinery and Equipment 3 to 20 years

•	Office Fixtures 5 to 10 years

If the residual value of an asset is material and can be measured, it is taken into account in calculating its depreciable amount.

On a regular basis, the Technip Energies Group reviews the useful lives of its assets. That review is based on the effective use of the assets.

Depreciation costs are recorded in the statement of income as a function of the fixed assets’ use, split between the following line items: cost of sales, research and development expense, selling, general and administrative expense.

In accordance with IAS 36 - Impairment of Assets, the carrying value of property, plant and equipment is reviewed for impairment whenever internal or external events indicate that there may be impairment, in which case, an impairment test is performed.

F-20

i)	Intangible assets

Internally generated research and development costs

Research costs are expensed when incurred. In compliance with IAS 38 – Impairment of Assets, development costs are capitalized if all of the following criteria are met:

•	the projects are clearly identified;

•	the Technip Energies Group is able to reliably measure expenditures incurred for each project during its development;

•	the Technip Energies Group is able to demonstrate the technical and industrial feasibility of the project;

•	the Technip Energies Group has the financial and technical resources available to complete the project;

•	the Technip Energies Group can demonstrate its intention to complete, to use or to commercialize products resulting from the project; and

•	the Technip Energies Group is able to demonstrate the existence of a market for the output of the intangible asset, or, if it is used internally, the usefulness of the intangible asset.

IAS 38 capitalization criteria were not met for the Technip Energies Group’s ongoing development projects, therefore no development costs were capitalized. The Technip Energies Group capitalized costs on certain IT projects developed internally.

Other intangible assets

Intangible assets other than goodwill (including those acquired in a business combination) are amortized on a straight-line basis over their expected useful lives, as follows:

•	Backlog: as per the timeframe of the outstanding orders (usually less than 3 years)

•	Licenses, Patents and Trademarks: lower of 20 years or the period set forth in the legal conditions

•	Software (including software rights, proprietary IT tools, such as the E-procurement platform, or the Technip Energies Group’s management applications): 3 to 7 years

In accordance with IAS 36, the carrying value of intangible assets is reviewed for impairment whenever internal or external events indicate that there may be an impairment, in which case, an impairment test is performed.

j)	Impairment of non-financial assets

Non-financial assets, property, plant and equipment, and identifiable intangible assets being amortized are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the asset or cash-generating unit (‘‘CGU’’) may not be recoverable. If any indication exists, or when annual impairment testing for an asset is required, the Technip Energies Group estimates the asset’s recoverable amount. The asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and the value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, including growth rates in revenues, costs, estimates of future expected changes in operating margins, tax rates and cash expenditures. Future revenues are also adjusted to match changes in the Technip Energies Group’s business strategy. Factors that could trigger a lower value in use estimate include sustained price declines of a CGU’s products and services, cost increases, regulatory or political environment changes, changes in customer demand, and other changes in market conditions, which may affect certain market participant assumptions used in the discounted future cash flow model.

In determining the fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

F-21

Goodwill is tested for impairment annually at October 31 or whenever changes in circumstances indicate that its carrying amount may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

k)	Fair value measurement

The Technip Energies Group measures certain financial instruments (including derivatives) at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Technip Energies Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the combined financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly;

•	Level 3: Unobservable inputs (e.g., a reporting entity’s own data).

For assets and liabilities that are recognized in the combined financial statements at fair value on a recurring basis, the Technip Energies Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

l)	Financial assets (2018-2019 accounting policies)

Financial assets are categorized at initial recognition, as subsequently measured at either amortized cost, at fair value through other comprehensive income (‘‘FVOCI’’), or at fair value through profit or loss (‘‘FVTPL’’).

For debt instruments this classification depends on the financial asset’s contractual cash flow characteristics as well as business model according to which the Technip Energies Group is managing them. Financial assets are initially measured at their fair values plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component are measured at the transaction price determined under IFRS 15.

A financial asset is classified and measured at amortized cost or fair value through other comprehensive income (‘‘OCI’’) if and only if it gives rise to cash flows that are ‘solely payments of principal and interest (‘‘SPPI’’)’, i.e. the asset meets the SPPI test criteria, which are assessed at an instrument level.

The business model applied by the Technip Energies Group determines whether the cash flows from the instruments will be realized through collecting contractual cash flows, selling the financial assets, or both.

Transactions on financial assets that require delivery of assets within a time frame legally or contractually (regular way trades) are recognized on the trade date, being the date when the Technip Energies Group commits to acquire or sell the asset.

For purposes of subsequent measurement, financial assets are classified into three categories:

•	Financial assets at amortized cost

F-22

•	Financial assets at fair value through OCI, either with recycling or no recycling of cumulative gains and losses

•	Financial assets at fair value through profit or loss

Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest rate and are also subject to impairment. Gains and losses are recognized in profit or loss within the Other expenses (net) line when the asset is derecognized, impaired or contractual cash flows change.

The Technip Energies Group’s financial assets at amortized cost include trade receivables, loans issued to third or related parties and debt notes receivable presented under other non-current assets or other current assets, as applicable.

Financial assets at fair value through OCI

The Technip Energies Group currently has no financial assets at fair value through OCI.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include:

•	Financial assets held for trading (i.e., those which are acquired for the purpose of selling or repurchasing in the near term).

•	Financial assets designated upon initial recognition at fair value through profit or loss (in order to eliminate, or significantly reduce, an accounting mismatch), or

•	Financial assets required to be measured at fair value (i.e. assets with cash flows that are not solely payments of principal and interest, irrespective of the business model).

Derivatives, including separated embedded derivatives, are also classified as held for trading except for those designated as effective hedging instruments. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income.

This category includes derivative instruments, listed and non-quoted equity investments which the Technip Energies Group had not irrevocably elected to classify at fair value through OCI, as well as certain liquid, frequently traded debt instruments such as treasury bills.

Dividends on listed equity investments are also recognized in the statement of income when the right of payment has been established.

Impairment of financial assets

An allowance for Expected Credit Losses (ECL) is recognized for all debt instruments not held at fair value through profit or loss. As opposed to the incurred loss approach, ECL is based on the difference between the carrying amount (as per the contractual cash flows of the instruments) and all the cash flows that the Technip Energies Group expects to receive, discounted at the original effective interest rate. The expected cash flows will include consideration of collaterals or other credit enhancements that are integral to the contractual terms.

In case of instruments for which there has not been a significant increase in credit risk since initial recognition, ECL is applied for default events that are possible within the next twelve months (a 12-month ECL). In case there has been a significant increase in credit risk since initial recognition, an ECL is applied over the remaining life of the exposure (lifetime ECL).

F-23

For trade receivables and contract assets, the Technip Energies Group applies a simplified approach permitted by IFRS 9. Therefore, the Technip Energies Group recognizes lifetime ECL at initial recognition and at each reporting date. The Technip Energies Group has considered historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment to determine lifetime expected losses.

For debt instruments recognized at amortized cost, as permitted by IFRS 9, the Technip Energies Group applies the low credit risk simplification. Accordingly, the Technip Energies Group evaluates whether the debt instrument is considered to have low credit risk at the reporting date, using available, reasonable and supportable information. The Technip Energies Group considers its internal credit rating of the debt instrument, and also considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due. For debt instruments that continue to have low credit risk after the evaluation, the Technip Energies Group assumes that there is no significant increase in the credit risk of the instrument.

ECL on such instruments is measured on a 12-month basis. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL. The Technip Energies Group uses the ratings from credit rating agencies both to determine whether the debt instrument has significantly increased in credit risk and to estimate ECLs.

The Technip Energies Group considers a financial asset in default when contractual payments are 90 days past due. Also, in cases when internal or external information indicates that it is unlikely to receive the outstanding contractual cash flows before considering any credit enhancements, the Technip Energies Group also considers a financial asset to be in default. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

•	the rights to receive cash flows from the asset have expired; or

•	the Technip Energies Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Technip Energies Group has transferred substantially all the risks and rewards of the asset, or (b) the Technip Energies Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Technip Energies Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Technip Energies Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Technip Energies Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Technip Energies Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Technip Energies Group could be required to repay.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the combined statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

IFRS 9 ‘‘Financial instruments’’

Effective January 1, 2018, IFRS 9 replaced IAS 39 bringing together all three aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting. The Technip Energies Group has initially applied IFRS 9 on January 1, 2018. The Technip Energies Group did not restate prior periods but recognized the difference between the previous carrying amount and the new carrying amount in the opening Invested Equity And Retained Earnings as of January 1, 2018. The Technip Energies Group has elected not to apply the hedging requirements of IFRS 9 as amended by IFRS 9.7.2.21.

F-24

The effect of adopting IFRS 9 at January 1, 2018 was a decrease in Invested Equity and Retained Earnings of €1.3 million with a corresponding decrease in trade and loans receivables due to the adoption of the expected credit loss approach.

Classification and measurement

Under IFRS 9, financial instruments are subsequently measured at Fair Value Through Profit or Loss (‘‘FVTPL’’), amortized cost, or Fair Value Through Other Comprehensive Income (‘‘FVOCI’’). The classification is based on two criteria: the Technip Energies Group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding. The assessment of the Technip Energies Group’s business model was made as of the date of initial application, January 1, 2018. The assessment of whether contractual cash flows on debt instruments solely comprised principal and interest was made based on the facts and circumstances at the initial recognition of the assets.

Classification and measurement criteria of IFRS 9 did not have a material impact:

(In millions)			Balance per IFRS 9 measurement category as of January 1, 2018
	As reported per
	IAS 39 at		Fair value
	December 31,	Impact of	through	Amortized	Fair value
IAS 39 measurement category	2017	IFRS 9	profit or loss	cost	through OCI
Loans and receivables
Trade receivables (Note 13)	€660.4	€(1.3)	€—	€659.1	€—
Security deposits and other (Note 11)	24.1	—	—	24.1	—
Due from TechnipFMC - Trade receivables (Note 23)	22.8	—	—	22.8	—
Due from TechnipFMC - Loans receivable (Note 23)	1.4	—	—	1.4	—
Available for sale
Quoted equity instruments (Note 11)	23.0	—	23.0	—	—
Total financial assets	€731.7	€(1.3)	€23.0	€707.4	€—

	Balance per		Balance per
	IAS 11 as		IFRS 15 as
	reported at		reported as at
	December 31,	Impact of	January 1,
(In millions)	2017	IFRS 9	2018
Contract assets (Note 5)	€444.0	€—	€444.0
Total non-financial assets	€444.0	€—	€444.0

Due from TechnipFMC - Trade Due from TechnipFMC - Loans

As a summary, upon the adoption of IFRS 9, the Technip Energies Group had the following required or elected reclassifications as at January 1, 2018:

•	Financial assets and financial liabilities previously measured at fair value through profit and loss under IAS 39 continue to be recognized as such, including cash, cash equivalents, derivatives and the redeemable financial liability from the Yamal acquisition.

•	Trade receivables, loans receivable and other financial assets classified as loans and receivables under IAS 39 are held to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. Therefore, they are classified as financial assets at amortized cost.

F-25

•	Financial assets classified as available for sale (AFS) under IAS 39 are classified at fair value through profit and loss on January 1, 2018. Accordingly, the Technip Energies Group’s quoted equity instruments at January 1, 2018 are classified and measured at fair value through profit and loss. The carrying amount of these instruments as of adoption date was €23.0 million.

•	There is no change in the classification of the Technip Energies Group’s financial liabilities.

Impairment

The analysis conducted by the Technip Energies Group between the new standard requirements and the previous accounting principles for financial instruments has led to the difference regarding trade receivables and contract assets impairment. The adoption of IFRS 9 has changed the accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking Expected Credit Loss (‘‘ECL’’) approach. IFRS 9 requires recording an allowance for ECL’s for all loans and other financial assets not held at fair value through profit or loss.

For contract assets and trade receivables the Technip Energies Group has elected to apply a simplified approach and calculated an ECL based on loss rates from historical data. Under the simplified approach the Technip Energies Group develops loss-rate statistics on the basis of the amount written off over the life of the financial assets and adjusts these historical credit loss trends for current conditions and expectations about the future.

For short-term notes receivable an expected credit loss is calculated assuming the maximum possible loss in the event of a default (that is, the loan is fully drawn and no amount is recovered). Management established a probability of default based on the counterparty’s credit risk as determined by an external credit rating agency (Moody’s) and the maximum loss given default (average recovery rate of sovereign bond issuers as published by Moody’s). Based on these factors’ management determines the ECL for the Technip Energies Group’s short-term loans receivable. There are no long-term loans and notes receivable as of January 1, 2018 and December 31, 2018.

The adoption of the ECL requirements of IFRS 9 resulted in increases in impairment allowances of the Technip Energies Group’s financial assets impacting Invested Equity And Retained Earnings by €1.3 million as of January 1, 2018 as per the following reconciliation:

(In millions)	Balance per IAS 11 as reported at December 31, 2017	Impact of IFRS 9	Balance per IFRS 15 as reported as at January 1, 2018
Trade receivables	€(45.6)	€(1.3)	€(46.9)
Security deposits and other	(0.7)	—	(0.7)
Total	€(46.3)	€(1.3)	€(47.6)

m)	Financial assets (2017 accounting policies)

Other financial assets are initially recognized at fair value. An impairment is recorded if the recoverable value is lower than the carrying value. The estimated recoverable value is calculated by type of financial asset based on the future profitability or the market value of the company considered, as well as its net equity if needed.

Security deposits and others

Security deposits and others include guarantee security deposits and escrow accounts related to litigation or arbitration.

Available-for-sale financial assets

Quoted investments are initially and subsequently measured at fair value. Changes in fair value are recognized directly in other comprehensive income and unrealized gains or losses are recycled in the statement of income upon disposal of the investment. An impairment loss is recorded through the statement of income when the loss is sustained or significant.

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n)	Derivative financial instruments and hedging

Initial recognition and subsequent measurement

The Technip Energies Group uses derivative financial instruments, such as forward contracts, swaps and options to hedge its risks, in particular foreign exchange risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Currently, every derivative financial instrument held by the Technip Energies Group is aimed at hedging future cash inflows or outflows against exchange rate fluctuations during the period of contract performance. Derivative instruments and in particular forward exchange transactions are aimed at hedging future cash inflows or outflows against exchange rate fluctuations in relation with awarded commercial contracts.

To hedge its exposure to exchange rate fluctuations during the bid-period of construction contracts, the Technip Energies Group occasionally enters into insurance contracts under which foreign currencies are exchanged at a specified rate and at a specified future date only if the new contract is awarded. The premium that the Technip Energies Group pays to enter into such an insurance contract is charged to the statement of income when paid. If the commercial bid is not successful, the insurance contract is automatically terminated without any additional cash settlements or penalties.

In some cases, the Technip Energies Group may enter into foreign currency options for some proposals during the bid-period. These options cannot be eligible for hedging.

For the purpose of hedge accounting, instruments qualifying as hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment

•	Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment

•	Hedges of a net investment in a foreign operation (the Technip Energies Group currently has no financial instruments designated for such hedging relationship)

Foreign currency treasury accounts designated for a contract and used to finance its future expenses in foreign currencies may qualify as a foreign currency cash flow hedge. Cash as a hedging instrument is determined as cash less accounts payable (including debts contracted on projects) plus accounts receivable (including loans contracted on projects) on reimbursable, services and completed contracts at closing date.

An economic hedging may occasionally be obtained by offsetting cash inflows and outflows on a single contract (‘‘natural hedging’’).

When implementing hedging transactions, each applicable member of the Technip Energies Group enters into forward exchange contracts with banks or with the member of the Technip Energies Group that performs centralized treasury management for the Technip Energies Group. However, only instruments that involve a third party outside of TechnipFMC are designated as hedging instruments.

At the inception of a hedge relationship, the Technip Energies Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how Technip Energies Group will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

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Hedges that meet all the qualifying criteria for hedge accounting are accounted for as described below. The fair value of derivative financial instruments is estimated on the basis of valuations provided by bank counterparties or financial models commonly used in financial markets, using market data as of the statement of financial position date.

A derivative instrument qualifies for hedge accounting (fair value hedge or cash flow hedge) when there is a formal designation and documentation of the hedging relationship, and of the effectiveness of the hedge throughout the life of the contract. A fair value hedge aims at reducing risks incurred by changes in the market value of some assets, liabilities or firm commitments. A cash flow hedge aims at reducing risks incurred by variations in the value of future cash flows that may impact net profit (loss).

In order for a currency derivative to be eligible for hedge accounting treatment, the following conditions have to be met:

•	its hedging role must be clearly defined and documented at the date of inception; and

•	its effectiveness should be proved at the date of inception and/or as long as it remains effective. If the effectiveness test results in a score between 80% and 125%, changes in fair value or in cash flows of the covered element must be almost entirely offset by the changes in fair value or in cash flows of the derivative instrument.

All derivative instruments are recorded and disclosed in the statement of financial position at fair value:

•	derivative instruments considered as hedging are classified as current assets and liabilities, as they follow the operating cycle; and

•	derivative instruments not considered as hedging are also classified as current assets and liabilities.

Changes in fair value are recognized as follows:

•	regarding cash flow hedges, the portion of the gain or loss corresponding to the effectiveness of the hedging instrument is recorded directly in other comprehensive income, and the ineffective portion of the gain or loss on the hedging instrument is recorded in the statement of income. The exchange gain or loss on derivative cash flow hedging instruments, which is deferred in equity, is reclassified in the net profit (loss) of the year(s) in which the specified hedged transaction affects the statement of income;

•	the changes in fair value of derivative financial instruments that qualify as fair value hedge are recorded as financial income or expenses. The ineffective portion of the gain or loss is immediately recorded in the statement of income. The carrying amount of a hedged item is adjusted by the gain or loss on this hedged item which may be allocated to the hedged risk and is recorded in the statement of income; and

•	the changes in fair value of derivative financial instruments that do not qualify as hedging in accounting standards are directly recorded in the statement of income.

Embedded derivatives

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if:

•	the economic characteristics and risks are not closely related to the host;

•	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

•	the hybrid contract is not measured at fair value through profit or loss.

Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

o)	Advances paid to suppliers

Advance payments made to suppliers under long-term contracts are shown under the ‘‘Advances Paid to Suppliers’’ line item, on the asset side of the combined statement of financial position.

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p)	Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Technip Energies Group holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

Impairment of trade receivables in 2019-2018

Since January 1, 2018, the Technip Energies Group has applied the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. The Technip Energies Group’s trade receivables and contracts assets constitute a homogeneous portfolio, therefore, to measure the expected credit losses, trade receivables and contract assets have been grouped based on a selection of the members of the Technip Energies Group that cover a representative part of the Technip Energies Group’s combined trade receivables and contract assets at each period end. Contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Technip Energies Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for contract assets.

Impairment of trade receivables in 2017

The impairment of trade receivables was assessed based on the incurred loss model. Accordingly, individual receivables which were uncollectible were written off by reducing the carrying amount directly. For other trade receivables a collective assessment was made to determine whether there was objective evidence that an impairment had been incurred based on the aging of the receivables.

q)	Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and in hand, as well as securities fulfilling the following criteria: an original maturity of less than three months, highly liquid, a fixed exchange value and an insignificant risk of loss of value. Securities are measured at their market value at year-end. Any change in fair value is recorded in the statement of income.

r)	Share-based compensation

The Technip Energies Group employees participated in TechnipFMC’s share-based plans accounted for in accordance with IFRS 2 ‘‘Share-based payments’’ (‘‘IFRS 2’’). Share-based compensation expense has been allocated to the Technip Energies Group based on the awards and terms previously granted to the Technip Energies Group’s employees as well as an allocation of TechnipFMC’s management expenses attributable to the Technip Energies Group. The measurement of share-based compensation expense on restricted share awards is based on the market price at the grant date and the number of shares awarded. The fair value of performance shares is estimated using a combination of the closing stock price on the grant date and the Monte Carlo simulation model.

TechnipFMC used the Black-Scholes options pricing model to measure the fair value of share options granted on or after January 1, 2017, excluding from such valuation the service and non-market performance conditions (which are considered in the expected number of awards that will ultimately vest) but including market conditions (Note 16).

The share-based compensation expense for each award is recognized during the vesting period (i.e. the period in which the service and, where applicable, the performance conditions are fulfilled). The cumulative expense recognized for share-based employee compensation at each reporting date reflects the already expired portion of the vesting period and the Technip Energies Group’s best estimate of the number of awards that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

s)	Provisions

Provisions are recognized if and only if the following criteria are simultaneously met:

•	the Technip Energies Group has an ongoing obligation (legal or constructive) as a result of a past event;

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•	the settlement of the obligation will likely require an outflow of resources embodying economic benefits without expected counterpart; and

•	the amount of the obligation can be reliably estimated: provisions are measured according to the risk assessment or the exposed charge, based upon best-known elements.

Contingencies related to contracts

These provisions relate to claims and litigations on contracts.

Restructuring

Once a restructuring plan has been decided and the interested parties have been informed, the plan is scheduled and valued. Restructuring provisions are recognized in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and presented within Impairment, Restructuring and Other Expenses (Income) in the Combined Statement of Income.

t)	Pensions and other long-term benefits

The Technip Energies Group sponsors various end-of-service and retirement employee benefit plans. Payments under such employee benefit plans are made either at the date of the employee’s termination of service with the Technip Energies Group or at a subsequent date or dates in accordance with the laws and practices of each country in which a participant resides. Depending on the employing entity the main defined benefit plans can be:

•	end-of-career benefits, to be paid at the retirement date;

•	deferred compensation, to be paid when an employee leaves the Technip Energies Group;

•	retirement benefits to be paid in the form of a pension.

The Technip Energies Group assesses its obligations in respect of employee pension plans and other long-term benefits such as ‘‘jubilee benefits’’, post-retirement medical benefits, special termination benefits and cash incentive plans. The plan assets are recorded at fair value based on recognized and uniform actuarial methods performed by an independent actuary.

The obligations of providing benefits under defined benefit plans are determined by independent actuaries using the projected unit credit actuarial valuation method as per IAS 19 - Employee Benefits. The actuarial assumptions used to determine the obligations may vary depending on the country. The actuarial estimation is based on usual parameters such as future wage and salary increases, life expectancy, staff turnover rate and inflation rate.

The defined benefit liability equals the present value of the defined benefit obligation after deducting the plan assets. Present value of the defined benefit obligation is determined using present value of future cash disbursements based on interest rates of corporate bonds, in the currency used for benefit payment, and whose term is equal to the average expected life of the defined benefit plan.

According to amended IAS 19, the actuarial gains and losses resulting from adjustments related to experience and changes in actuarial assumptions are now recorded in other comprehensive income (see Note 18 - Pensions and other long-term employee benefit plans).

u)	Deferred income tax

Deferred tax assets and liabilities are recognized in accordance with IAS 12 - Income Taxes, and are based on all temporary book-tax basis differences as of the closing date measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are reviewed at each closing date to take into account the effect of any changes in tax law and in the prospects of recovery.

Deferred income tax assets are recognized for all deductible temporary differences, unused tax credit carry-forwards and unused tax loss carry-forwards, to the extent that it is probable that taxable profit will be available.

Deferred income tax liabilities are recognized for all taxable temporary differences, except in certain specific circumstances, in accordance with the provisions of IAS 12.

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Tax assets and liabilities are not discounted.

v)	Financial liabilities

Financial liabilities are classified, at initial recognition, as:

•	financial liabilities at fair value through profit or loss (i.e. instruments held for trading including derivatives not designated as hedging instruments and also instruments designated upon initial recognition at fair value through profit or loss),

•	financial debt,

•	trade and other payables, or

•	derivatives designated as hedging instruments in an effective hedge.

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Financial liabilities at fair value through profit or loss

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term.

Gains or losses on liabilities held for trading are recognized in the statement of income.

The Technip Energies Group has not elected to designate any financial liability as at fair value through profit or loss.

Financial debts (Current and non-current)

Current and non-current financial debts include borrowings and commercial paper programs. After initial recognition, borrowings are measured at amortized cost using the effective interest rate method. Transaction costs are included in the cost of debt on the liability side of the statement of financial position, as an adjustment to the nominal amount of the debt. The difference between the initial debt and redemption at maturity is amortized at the effective interest rate.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

w)	Current/ non-current distinction

The distinction between current assets and liabilities, and non-current assets and liabilities is based on the operating cycle of contracts. If related to contracts, assets and liabilities are classified as ‘‘current’’; if not related to contracts, assets and liabilities are classified as ‘‘current’’ if their maturity is less than 12 months or ‘‘non-current’’ if their maturity exceeds 12 months.

1.6	Use of critical accounting estimates, judgments and assumptions

The preparation of the combined financial statements requires the use of critical accounting estimates, judgments and assumptions and that may affect the assessment and disclosure of assets and liabilities as well as income and expenses. Estimates may be revised if the circumstances and the assumptions on which they were based change, if new information becomes available, or as a result of greater experience. Consequently, the actual result from operations may differ from these estimates.

Other disclosures relating to the Technip Energies Group’s exposure to risks and uncertainties include:

•	Principles applied in preparing the combined financial statements (Note 1)

•	Capital management (Note 15)

•	Market related exposures (Note 26)

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a)	Judgments

The main judgments made in the combined financial statements of the Technip Energies Group relate to the merger related goodwill and revenue recognition.

Accounting for the merger related goodwill

As noted previously in Note 1.4, the €1,453.6 million of goodwill allocated to the Onshore/Offshore operating segment on the merger date was the direct result of FMC Technologies and Technip merger. Because goodwill attributed to the carve-out entity using the parent’s basis is acquisition-specific, it may include synergistic goodwill that the parent entity previously assigned to its other CGU or GCGU that were expected to benefit from the synergies of the business combination. Accordingly, because the Onshore/Offshore operating segment is being carved-out and included in the combined financial statements of the Technip Energies Group, management determined that it is most appropriate to include the associated Onshore/Offshore operating segment’s goodwill with the Technip Energies Group.

Revenue recognition

The majority of the Technip Energies Group’s revenue is derived from long-term contracts that can span several years. Effective January 1, 2018, the Technip Energies Group accounts for revenue in accordance with IFRS 15. The unit of account in IFRS 15 is a performance obligation. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Performance obligations are satisfied over time as work progresses.

A significant portion of total revenue recognized over time primarily relates to the entire range of onshore facilities and fixed and floating offshore oil and gas facilities that involve the design, engineering, manufacturing, construction, and assembly of complex, customer-specific systems. Because of control transferring over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. The Technip Energies Group generally uses the cost-to-cost measure of progress for its contracts because it best depicts the transfer of control to the customer that occurs as the Technip Energies Group incurs costs on its contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

Due to the nature of the work required to be performed on performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables, and requires significant judgment. It is common for long-term contracts to contain award fees, incentive fees, or other provisions that can either increase or decrease the transaction price. The estimated amounts in the transaction price are included when management believes there is an enforceable right to the modification, the amount can be estimated reliably, and its realization is probable. The estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

The Technip Energies Group executes contracts with its customers that clearly describe the equipment, systems, and/or services. After analyzing the drawings and specifications of the contract requirements, project engineers estimate total contract costs based on their experience with similar projects and then adjust these estimates for specific risks associated with each project, such as technical risks associated with a new design. Costs associated with specific risks are estimated by assessing the probability that conditions arising from these specific risks will affect total cost to complete the project. After work on a project begins, assumptions that form the basis for the calculation of total project cost are examined on a regular basis and estimates are updated to reflect the most current information and management’s best judgment.

Adjustments to estimates of contract revenue, total contract cost, or extent of progress toward completion are often required as work progresses under the contract and as experience is gained, even though the scope of work required under the contract may not change. The nature of accounting for long-term contracts is such that refinements of the estimating process for changing conditions and new developments are continuous and characteristic of the process.

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Consequently, the amount of revenue recognized over time is sensitive to changes in estimates of total contract costs. There are many factors, including, but not limited to, the ability to properly execute the engineering and design phases consistent with customers’ expectations, the availability and costs of labor and material resources, productivity, and weather, all of which can affect the accuracy of cost estimates, and ultimately, a future profitability.

During the year ended December 31, 2019, the Technip Energies Group recognized changes in estimates that had an impact on its margin in the amounts of €712.0 million. During the year ended December 31, 2018, the Technip Energies Group recognized changes in estimates that had an impact on its margin in the amounts of €322.1 million. The changes in contract estimates are attributed to better than expected performance throughout the execution of Technip Energies’ projects.

See Note 1.5 for a detailed description of revenue accounting policies thereon.

b)	Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year relate to income taxes, pension accounting, impairment of non-financial assets and estimates related to fair value for purposes of assessing goodwill for impairment and are described below.

Income taxes

Income tax expense, deferred tax assets and liabilities, and reserves for uncertain tax positions reflect management’s best assessment of estimated future taxes to be paid. The Technip Energies Group is subject to income taxes in France and numerous other jurisdictions. Significant judgments and estimates are required in determining the combined income tax expense.

In determining the current income tax provision, management assesses temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in the combined statements of financial position. When management assesses deductible temporary differences, including those originating from tax losses carried forward, management must assess the probability that these will be recovered through adjustments to future taxable income. To the extent management believes recovery is not probable, no deferred tax asset is recognized. Management believes the assessment related to the availability of future taxable income is a critical accounting estimate because it is highly susceptible to change from period to period, requires management to make assumptions about future income over the period of deductible temporary differences, and finally, the impact of increasing or decreasing deferred tax assets is potentially material to the results of operations.

Forecasting future income requires the use of a significant amount of judgment. In estimating future income, management uses internal operating budgets and long-range planning projections. Management develops its budgets and long-range projections based on recent results, trends, economic and industry forecasts influencing the Technip Energies Group’s performance, its backlog, planned timing of new product launches and customer sales commitments. Significant changes in management’s judgment related to the expected realizability of deductible temporary differences result in an adjustment to the associated deferred tax asset.

The calculation of income tax expense involves dealing with uncertainties in the application of complex tax laws and regulations in numerous jurisdictions in which the Technip Energies Group operates. Management recognizes tax benefits related to uncertain tax positions when, in management’s judgment, it is more likely than not that such positions will be sustained on examination, including resolutions of any related appeals or litigation, based on the technical merits. Management adjusts liabilities for uncertain tax positions when its judgment changes as a result of new information previously unavailable. Due to the complexity of some of these uncertainties, their ultimate resolution may result in payments that are materially different from current estimates. Any such differences will be reflected as adjustments to income tax expense in the periods in which they are determined.

For further information, see Note 7 to the combined financial statements.

Accounting for pension and other post-retirement benefit plans

The Technip Energies Group’s pension and other post-retirement (health care and life insurance) obligations are described in Note 18 to the combined financial statements.

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The determination of the projected benefit obligations of pension and other post-retirement benefit plans are important to the recorded amounts of such obligations in the combined statements of financial position and to the amount of pension expense in the combined statements of income. To measure the projected benefit obligations of pension and other post-retirement benefit plans and the expense associated with such benefits, management must make a variety of assumptions and estimates, including discount rates used to value certain liabilities, rates of compensation increase, employee turnover rates, retirement rates, mortality rates and other factors. Management updates these assumptions and estimates on an annual basis or more frequently upon the occurrence of significant events. These accounting assumptions and estimates take into account the risk of change due to the uncertainty and difficulty in estimating these measures. Different assumptions and estimates used by management could result in recognition of different amounts of expense over different periods of time.

The discount rate affects the interest cost component of net periodic pension cost and the calculation of the projected benefit obligation. The discount rate is based on rates at which the pension benefit obligation could be effectively settled on a present value basis. Discount rates are derived by identifying a theoretical settlement portfolio of long-term, high quality (‘‘AA’’ rated) corporate bonds at determination date that is sufficient to provide for the projected pension benefit payments. A single discount rate is determined that results in a discounted value of the pension benefit payments that equate to the market value of the selected bonds. The resulting discount rate is reflective of both the current interest rate environment and the pension’s distinct liability characteristics. Significant changes in the discount rate, such as those caused by changes in the yield curve, the mix of bonds available in the market, the duration of selected bonds and the timing of expected benefit payments, may result in volatility in pension expense and pension liabilities.

Due to the specialized and statistical nature of these calculations which attempt to anticipate future events, management engages third-party specialists to assist in evaluating assumptions as well as appropriately measuring the costs and obligations associated with these pension and other post-retirement benefits.

The actuarial assumptions and estimates made by management in determining pension and other post-retirement benefit obligations may materially differ from actual results as a result of changing market and economic conditions and changes in plan participant assumptions. While management believes the assumptions and estimates used are appropriate, differences in actual experience or changes in plan participant assumptions may materially affect the Technip Energies Group’s financial position or results of operations.

Impairment of non-financial assets

Property, plant and equipment and identifiable intangible assets being amortized are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the non-financial assets may not be recoverable. The carrying amount of a non-financial asset is not recoverable if it exceeds the recoverable amount determined as the higher of an asset’s fair value less costs of disposal and its value in use. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the non-financial asset exceeds its recoverable amount. The determination of future value in use as well as the estimated fair value of non-financial assets involves significant estimates on the part of management. Because there usually is a lack of quoted market prices for non-financial assets, fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or based on a multiple of operating cash flow validated with historical market transactions of similar assets where possible. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future productivity of the asset, operating costs and capital decisions and all available information at the date of review. If future market conditions deteriorate beyond current expectations and assumptions, impairments of non-financial assets may be identified if management concludes that the carrying amounts are no longer recoverable.

Refer to Note 1.5 for estimates and accounting policies relevant to property, plant and equipment and intangible assets.

Impairment of goodwill

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. Goodwill is not subject to amortization but is tested for impairment at the level of CGU or GCGUs the goodwill has been allocated to, on an annual basis, or more frequently if impairment indicators arise. Management has established October 31 as the date of its annual test for impairment of goodwill. Management identifies a potential impairment by comparing the recoverable amount of the applicable CGU or GCGUs to its carrying amount, including goodwill. If the carrying amount exceeds the recoverable amount of the applicable CGU or GCGUs, management measures the impairment by comparing the carrying value of the CGU or GCGUs to its recoverable amount. CGUs with goodwill are tested for impairment using a quantitative impairment test.

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Determining the recoverable amount of CGUs is judgmental in nature and involves the use of significant estimates and assumptions. Management estimates the recoverable amount of the Technip Energies Group CGUs using a discounted future cash flow model. The majority of the estimates and assumptions used in a discounted future cash flow model on a pre-tax basis involve unobservable inputs reflecting management’s own assumptions about the assumptions market participants would use in estimating the fair value of a business. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. The estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and do not reflect unanticipated events and circumstances that may occur.

A lower recoverable amount estimate in the future for any of the Technip Energies Group’s CGUs could result in a goodwill impairment. Factors that could trigger a lower recoverable amount estimate include sustained price declines of the CGUs’ products and services, cost increases, regulatory or political environment changes, changes in customer demand, and other changes in market conditions, which may affect certain market participant assumptions used in the discounted future cash flow model based on internal forecasts of revenues and expenses over a specified period plus a terminal value (the income approach).

The income approach estimates recoverable amount by discounting each CGU’s estimated future cash flows using a weighted-average cost of capital that reflects current market conditions and the risk profile of CGU’s. To arrive at future cash flows, management uses estimates of economic and market assumptions, including growth rates in revenues, costs, estimates of future expected changes in operating margins, tax rates and cash expenditures. Future revenues are also adjusted to match changes in the Technip Energies Group business strategy. Management believes this approach is an appropriate valuation method and utilizes this approach in determining the CGUs valuations.

Refer to Note 10 to the combined financial statements for additional information related to goodwill impairment testing during the periods presented.

1.7	Changes in accounting policies and disclosures

a)	Standards, amendments and interpretations effective in 2019

IFRS 16 ‘‘Leases’’

IFRS 16 supersedes IAS 17 - Leases, IFRIC 4 ‘‘Determining whether an Arrangement contains a Lease’’, SIC-15 ‘‘Operating Leases-Incentives’’ and SIC-27 ‘‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’’. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. Refer to Note 4 for disclosures on the adoption impact and changes in Technip Energies’ accounting policies.

IFRS 9 ‘‘Financial instruments’’

Technip Energies has initially applied IFRS 9 on January 1, 2018 with exception of the hedging requirements of IFRS 9 as amended by IFRS 9.7.2.21. The hedge accounting is adopted with the date of initial application of January 1, 2019.

Technip Energies applied hedge accounting prospectively from January 1, 2019. At the date of initial application, all of Technip Energies’ existing hedging relationships were eligible to be treated as continuing hedging relationships. Upon adoption of the hedge accounting requirements of IFRS 9, Technip Energies continued to designate only the spot element of forward contracts as hedging instrument. For contracts designating as hedge accounting the forward element is recognized in the statement of income, on the same line as the hedged item.

Under IAS 39 ‘‘Financial Instruments: Recognition and Measurement’’ (‘‘IAS 39’’), all gains and losses arising from cash flow hedging relationships were eligible to be subsequently reclassified to profit or loss. Under IFRS 9, gains and losses arising on cash flow hedges of forecast purchases of non-financial assets need to be incorporated into the initial carrying amounts of the non-financial assets. This change only applies prospectively from the date of initial application of IFRS 9 and has no impact on the presentation of comparative figures.

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Technip Energies has not restated the comparative information on hedge accounting, which continues to be reported under IAS 39. There were no differences arising from the adoption of the hedge accounting requirements of IFRS 9 which would impact Invested Equity and Retained Earnings as of January 1, 2019.

Before January 1, 2019, the documentation included identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how Technip Energies was to assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges were expected to be highly effective in achieving offsetting changes in fair value or cash flows and were assessed on an ongoing basis to determine that they actually had been highly effective throughout the financial reporting periods for which they were designated.

After January 1, 2019, the documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how Technip Energies will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is ‘an economic relationship’ between the hedged item and the hedging instrument.

•	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

•	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Technip Energies actually hedges and the quantity of the hedging instrument that Technip Energies actually uses to hedge that quantity of hedged item.

Hedges that meet all the qualifying criteria for hedge accounting are accounted for as described below. The fair value of derivative financial instruments is estimated on the basis of valuations provided by bank counterparties or financial models commonly used in financial markets, using market data as of the statement of financial position date.

A derivative instrument qualifies for hedge accounting (fair value hedge or cash flow hedge) when there is a formal designation and documentation of the hedging relationship, and of the effectiveness of the hedge throughout the life of the contract. A fair value hedge aims at reducing risks incurred by changes in the market value of some assets, liabilities or firm commitments. A cash flow hedge aims at reducing risks incurred by variations in the value of future cash flows that may impact net profit (loss).

In order for a currency derivative to be eligible for hedge accounting treatment, the following conditions have to be met:

•	its hedging role must be clearly defined and documented at the date of inception; and

•	its effectiveness should be proved at the date of inception and/or as long as it remains effective. Under IFRS 9 a hedging relationship qualifies for hedge accounting if: (i) there is ‘‘an economic relationship’’ between the hedged item and the hedging Instrument; (ii) the effect of credit risk does not ‘‘dominate the value changes’’ that result from that economic relationship; and (iii) the hedge ratio used for hedge accounting purposes should be the same as that used for risk management purposes (economic hedging).

All derivative instruments are recorded and disclosed in the statement of financial position at fair value:

•	derivative instruments considered for hedge accounting are classified as current and non-current assets and liabilities, as they follow the operating cycle; and

•	derivative instruments not considered for hedge accounting are also classified as current and non-current assets and liabilities.

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Changes in fair value are recognized as follows:

•	regarding cash flow hedges, the effective portion of the gain or loss of the hedging instrument is recorded directly in other comprehensive income, and the ineffective portion of the gain or loss on the hedging instrument is recorded in the statement of income. The amounts accumulated in other comprehensive income (‘‘OCI’’) are accounted for depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated and included in the initial cost or other carrying amount of the hedged asset or liability should be recycled in the statement of income. This is not a reclassification adjustment and will not be recognized in OCI for the period. For any other cash flow hedges, the amount accumulated in OCI is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss. If cash flow hedge accounting is discontinued, the amount that has been accumulated in OCI must remain in accumulated OCI if the hedged future cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to profit or loss as a reclassification adjustment. After discontinuation, once the hedged cash flow occurs, any amount remaining in accumulated OCI must be accounted for depending on the nature of the underlying transaction as described above;

•	the changes in fair value of derivative financial instruments that qualify as fair value hedge are recorded as financial income or expenses. The ineffective portion of the gain or loss is immediately recorded in the statement of income. The carrying amount of a hedged item is adjusted by the gain or loss on this hedged item which may be allocated to the hedged risk and is recorded in the statement of income; and

•	the changes in fair value of derivative financial instruments that do not qualify as hedging in accounting standards are directly recorded in the statement of income as financial income or expense.

Technip Energies designates only the spot element of forward contracts as a hedging instrument. The forward element of contracts receiving hedge accounting is recognized in the statement of income in the same line item as the underlying hedged item.

Application of hedge accounting resulted in certain additional disclosures, see Note 23.

IFRIC 23 – Uncertainty over Income Tax Treatment

IFRIC 23 interpretation, effective from 1 January 2019, clarifies how to apply IAS 12 – Income taxes and how to account for and measure income tax uncertainties, when an uncertainty exist on the way to account for income tax.

This interpretation had no impact on Group’s current and deferred tax assessment.

b)	Standards, amendments and interpretations to existing standards that are issued, not yet effective and have not been early adopted as of December 31, 2019

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2019 reporting periods and have not been early adopted by Technip Energies. The management’s assessment of the impact of these new standards and interpretations is set out below.

Definition of a Business - Amendments to IFRS 3

The IASB issued amendments to the definition of a business in IFRS 3 ‘‘Business Combinations’’ to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments. The amendments must be applied to transactions that are either business combinations or asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. Consequently, entities do not have to revisit such transactions that occurred in prior periods. Earlier application is permitted and must be disclosed. The amendments are effective for annual periods beginning on or after January 1, 2020 with early application permitted. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, Technip Energies does not expect that the adoption of the amendments will have a significant impact on its combined financial statements.

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Definition of Material - Amendments to IAS 1 and IAS 8

In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to align the definition of ‘‘material’’ across the standards and to clarify certain aspects of the definition. The new definition states that, ‘‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’’ The amendments clarify that materiality will depend on the nature or magnitude of information, or both. An entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. The amendments are effective for annual periods beginning on or after January 1, 2020 with early application permitted. Technip Energies does not expect that the adoption of the amendments will have a significant impact on its combined financial statements.

Revised Conceptual Framework for Financial Reporting

The IASB has issued a revised Conceptual Framework (‘‘Framework’’) which will be used in standard-setting decisions with immediate effect. Key changes include:

•	increasing the prominence of stewardship in the objective of financial reporting

•	reinstating prudence as a component of neutrality

•	defining a reporting entity, which may be a legal entity, or a portion of an entity

•	revising the definitions of an asset and a liability

•	removing the probability threshold for recognition and adding guidance on derecognition

•	adding guidance on different measurement basis, and

•	stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards issued by the IASB. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework effective January 1, 2020. Technip Energies does not expect that the adoption of the amendments will have a significant impact on its consolidated financial statements.

IFRS 17 ‘‘Insurance Contracts’’

IFRS 17 was issued in May 2017 as a replacement for IFRS 4 - Insurance Contracts. The new standard will be effective for annual periods beginning on or after January 1, 2021 with early application permitted. Technip Energies does not expect that the adoption of the standard will have a significant impact on its combined financial statements.

NOTE 2. ACQUISITIONS AND DIVESTITURES

Year ended December 31, 2019 - Significant business acquisitions and divestitures

Technip Energies Group did not have any significant acquisitions during the year ended December 31, 2019.

Year ended December 31, 2018 - Significant business acquisitions and divestitures

On May 14, 2018, the Technip Energies Group’s equity participation in Badger Licensing LLC (‘‘Badger’’) increased by acquiring remaining ownership from ExxonMobil. A net gain before tax of €6.3 million was recorded in the year ended December 31, 2018. The investment in Badger was accounted for using the equity method investment before the acquisition.

On July 18, 2018, the Technip Energies Group entered into a share sale and purchase agreement with POC Holding Oy to sell 100% of the outstanding shares of Technip Offshore Finland Oy. The total gain before tax recognized in the year ended December 31, 2018 was €23.6 million.

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Year ended December 31, 2017 - Significant business acquisitions and divestitures

The Technip and FMC Technologies merger was completed on January 16, 2017 (the ‘‘Merger’’), and on January 17, 2017, TechnipFMC began operating as a unified, combined company trading on the New York Stock Exchange (‘‘NYSE’’) under the symbol ‘‘FTI’’ and on the Euronext Paris Stock Exchange (‘‘Euronext Paris’’) under the symbol ‘‘FTI.PA.’’ As a result of the Merger, Loading Systems, a legacy FMC Technologies entity was consolidated in the Technip Energies Group on January 17, 2017. See Note 1.1 Background for the details of the Merger.

NOTE 3. SEGMENT INFORMATION

In the periods presented here, the Chief Executive Officer reviewed and evaluated the Technip Energies Group operating performance to make decisions about resource to be allocated and has been identified as the CODM. Utilizing the internal reporting information provided to the CODM, it has been determined that the Technip Energies Group has a single reporting segment.

Disaggregation of revenue by geographic location and contract types are presented in Note 5.

Location of property, plant and equipment, net by country is the following:

	December 31,
(In millions)	2019	2018	2017
United States	€28.6	€29.5	€30.5
France	18.3	26.9	31.8
Italy	17.6	18.8	19.5
United Kingdom	4.5	4.4	4.5
All other countries	39.4	32.1	41.2
Total property, plant and equipment, net	€108.4	€111.7	€127.5

NOTE 4. LEASES

In January 2016, the IASB issued IFRS 16 - Leases. IFRS 16 requires that a lessee recognize a liability to make lease payments and a right-of-use (‘‘ROU’’) asset representing its right to use the underlying asset for the lease term. IFRS 16 eliminates the dual accounting model for lessees and introduces a single, on-balance sheet accounting model. Entities may choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach during transition. The guidance became effective for us on January 1, 2019.

Technip Energies Group adopted IFRS 16 on January 1, 2019, electing the modified retrospective approach and did not restate comparative amounts for the prior periods presented. Technip Energies Group elected certain practical expedients permitted under IFRS 16, including the practical expedient for short-term leases in which a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities for leases with a term of 12 months or less and do not include an option to purchase the underlying asset, as well as a similar practical expedient for low-value assets. Lease cost of short-term leases are recognized on a straight-line basis over the lease term and disclosed within the combined financial statements. Management believes short-term lease commitments are not materially different than the short-term lease cost for the period.

In addition, Technip Energies Group elected the transition practical expedient available to lessees and lessors for grandfathering the lease definition previously identified under the pre-existing guidance. Technip Energies Group also elected the practical expedient of portfolio approach to make judgments and estimates about discount rate or lease term to leases with similar characteristics.

Adoption of the new lease accounting guidance had a material impact on the combined statement of financial position. On January 1, 2019, Technip Energies Group (1) recognized a lease liability of approximately €334.8 million which represents the present value of the remaining lease payments, discounted using the applicable weighted average incremental borrowing rates of TechnipFMC, and (2) recognized a ROU asset of approximately €299.3 million, which represents the lease liability of €334.8 million adjusted for accrued and prepaid rent, lease incentives, and other balances.

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Technip Energies Group leases real estate, including land, buildings and warehouses, machinery/equipment, vehicles, and various types of manufacturing and data processing equipment, from a lessee perspective. Leases of real estate generally provide for payment of property taxes, insurance, and repairs by Technip Energies Group. All of Technip Energies Group leases are classified as finance leases.

Management determines if an arrangement is a lease at inception by assessing whether an identified asset exists and if Technip Energies Group has the right to control the use of the identified asset. Leases are included in right-of-use assets, lease liabilities (current), and lease liabilities (non-current) on the combined statements of financial position. Right-of-use assets represent Technip Energies Group’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the commencement date based on the present value of the remaining lease payments over the lease term. With the exception of rare cases in which the implicit rate is readily determinable, Technip Energies Group uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The right-of-use assets also includes any lease prepayments made and excludes lease incentives Technip Energies Group received from the lessor. Lease cost for lease payments is recognized on a front-loaded expense pattern over the lease term. Technip Energies Group leases do not contain any material restrictive covenants.

Lease terms within lessee arrangements may include options to extend/renew or terminate the lease and/or purchase the underlying asset when it is reasonably certain that Technip Energies Group will exercise that option. For termination options, they are only considered when Technip Energies Group is reasonably certain not to exercise that option. Technip Energies Group applies a portfolio approach by asset class to determine lease term renewals. The leases within these portfolios are categorized by asset class and have initial lease terms that vary depending on the asset class. The renewal terms range from 60 days to 5 years for asset classes such as temporary residential housing, forklifts, vehicles, and office and IT equipment, and up to 15 years or more for commercial real estate. Short-term leases with an initial term of 12 months or less that do not include a purchase option are not recorded on the statement of financial position. Lease costs for short-term leases are recognized on a straight-line basis over the lease term and amounts related to short-term leases are disclosed within the combined financial statements.

Technip Energies Group has variable lease payments, including adjustments to lease payments based on an index or rate (such as the Consumer Price Index), fair value adjustments to lease payments, and common area maintenance, real estate taxes, and insurance payments in triple-net real estate leases. Variable lease payments that depend on an index or a rate (such as the Consumer Price Index or a market interest rate) are included when measuring initial lease liability of lease arrangements using the payments’ base rate or index. Technip Energies Group remeasures the lease liability when there is a change in future lease payments resulting from a change in such index or rate. Variable payments that do not depend on an index or rate are recognized in profit or loss and are disclosed as ‘variable lease cost’ in the period they are incurred.

Technip Energies Group adopted the practical expedient to not separate lease and non-lease components for all asset classes.

Technip Energies Group currently subleases certain of its leased real estate to third parties. The subleases will be classified as operating leases by the sublessor under IFRS 16.

The following table is a summary of amounts recognized in the combined statement of income for the year ended December 31, 2019:

Components of lease cost	Year Ended December 31, 2019
(In millions)

Depreciation of right-of-use assets	€98.9
Interest expense on lease liabilities	10.4
Short-term lease costs	4.4
Sublease income	€4.8

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The table below shows the ending balance and depreciation of right-of-use assets by types of assets:

	As of December 31, 2019
(In millions)	Depreciation	Net Book Value
Real estate	€40.8	€217.0
Vessels	56.7	11.7
IT equipment	1.0	3.0
Machinery and equipment	0.4	1.5
Office furniture and equipment	—	0.1
Total	€98.9	€233.3

The following is the lease liability recorded as of December 31, 2019:

(In millions except for discount rate)	As of December 31, 2019
Total lease liabilities	€284.7
Current lease liabilities	68.3
Non-current lease liabilities	€216.4
Weighted average discount rate	4.4%

Supplemental cash flow information related to leases for the year ended December 31, 2019 is as follows:

(In millions)	Year Ended December 31, 2019

Payments for the principal portion of lease liabilities	€117.3
Right-of-use assets obtained in exchange for lease obligations.	40.1

The following table is a summary of the maturity of lease liabilities for leases as of December 31, 2019:

(In millions)	Lease l Liabilities

2020	€75.5
2021	56.5
2022	46.2
2023	36.2
2024	31.8
Thereafter	76.6
Total lease payments	322.8
Less: Imputed interest(a)	38.1
Total lease liabilities(b)	€284.7

Note: For leases commencing prior to 2019, minimum lease payments exclude payments to landlords for real estate taxes and common area maintenance.

(a)	Calculated using the interest rate for each lease.

(b)	Includes the current portion of €68.3 million for lease liabilities.

The Technip Energies Group leases office space, manufacturing facilities and various types of manufacturing and data processing equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by us. Prior to 2019, substantially all of the Technip Energies Group’s leases are classified as operating leases. Rent expense under operating leases amounted to €74.0 million and €68.0 million in 2018 and 2017, respectively.

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At December 31, 2018, future minimum rental payments under noncancelable operating leases before the adoption of IFRS 16 were:

(In millions)
2019	€70.6
2020	62.4
2021	53.0
2022	44.9
2023	39.7
Thereafter	148.9
Total lease payments	419.5
Less: income from sub-leases	17.0
Net minimum operating lease payments	€402.5

At December 31, 2017, future minimum rental payments under noncancelable operating leases were:

(In millions)
2018	€63.9
2019	57.1
2020	54.1
2021	52.4
2022	45.4
Thereafter	166.2
Total	439.1
Less income from sub-leases	4.2
Net minimum operating lease payments	€434.9

As of December 31, 2019, Technip Energies Group has an additional lease for its future office building in Paris, France that has not yet commenced for €210.3 million. This lease will commence in year 2021 with a lease term of 10 years.

NOTE 5. REVENUE

5.1	Principal revenue generating activities

The majority of the Technip Energies Group revenue is from long-term contracts associated with designing and manufacturing products and systems and providing services to customers involved in exploration and production of crude oil and natural gas. The following is a description of principal activities from which the Technip Energies Group generates its revenue.

The Technip Energies Group designs and builds onshore facilities related to the production, treatment, transformation and transportation of oil and gas; and designs, manufactures and installs fixed and floating platforms for the offshore production and processing of oil and gas reserves.

The onshore business combines the design, engineering, procurement, construction and project management of the entire range of onshore facilities. The activity covers all types of onshore facilities related to the production, treatment and transportation of oil and gas, as well as transformation with petrochemicals such as ethylene, polymers and fertilizers. Some of the onshore activities include the development of onshore fields, refining, natural gas treatment and liquefaction, and design and construction of hydrogen and synthesis gas production units.

Many of these contracts provide a combination of engineering, procurement, construction, project management and installation services, which may last several years. Management has determined that contracts of this nature have generally one performance obligation. In these contracts, the final product is highly customized to the specifications of the field and the customer’s requirements. Therefore, the customer obtains control of the asset over time, and thus revenue is recognized over time.

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The Technip Energies Group’s offshore business combines the design, engineering, procurement, construction and project management within the entire range of fixed and floating offshore oil and gas facilities, many of which were the first of their kind, including the development of FLNG facilities. Similar to onshore contracts, contracts grouped under this business provide a combination of services, which may last several years.

Management has determined that contracts of this nature have one performance obligation. In these contracts, the final product is highly customized to the specifications of the field and the customer’s requirements. Management has determined that the customer obtains control of the asset over time, and thus revenue is recognized over time as the customized products do not have an alternative use for us and we have an enforceable right to payment plus reasonable profit for performance completed to date.

5.2	Disaggregation of revenue

The Technip Energies Group disaggregates revenue by geographic region.

	Year Ended December 31
(In millions)	2019	2018	2017
Europe & Russia	€2,603.9	€2,907.7	€4,957.9
Africa & Middle East	1,445.1	1,013.4	887.1
Asia Pacific	1,023.1	1,108.9	944.4
Americas	696.6	335.2	439.8
Total revenue	€5,768.7	€5,365.2	€7,229.2

The following table represents revenue by contract type for each reportable business for the year ended December 31, 2019, 2018 and 2017:

	Year Ended December 31
(In millions)	2019	2018	2017
Project Delivery	€4,565.5	€4,221.6	€6,139.8
Technology, Products and Services	1,203.2	1,143.6	1,089.4
Total revenue	€5,768.7	€5,365.2	€7,229.2

5.3	Contract balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, revenues in excess of billings on uncompleted contracts (contract assets), and billings in excess of revenues on uncompleted contracts (contract liabilities) on the combined statements of financial position.

Contract Assets - Contract Assets, previously disclosed as revenue in excess of billings on uncompleted contracts, include unbilled amounts typically resulting from sales under long-term contracts when revenue is recognized over time and revenue recognized exceeds the amount billed to a customer, and right to payment is not just subject to the passage of time. Amounts may not exceed their net realizable value. Costs and revenue in excess of billings on uncompleted contracts are generally classified as current.

Contract Liabilities - The Technip Energies Group often receives advances or deposits from its customers, before revenue is recognized, resulting in contract liabilities.

The following table provides information about net contract assets (liabilities) as of December 31, 2019, 2018 and 2017, respectively:

	December 31,
(In millions)	2019	2018	2017
Contract assets	€389.3	€272.0	€444.0
Contract (liabilities)	(3,209.0)	(2,945.0)	(2,439.7)
Net contract (liabilities)	€(2,819.7)	€(2,673.0)	€(1,995.7)

The portion of Contract Liabilities related to Yamal LNG Plant as at December 31 was €1,129,7 million, €1,715,8 million and €1,824,1 million in 2019, 2018 and 2017 respectively.

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The majority of the change in net contract liabilities position was due to the adoption of IFRS 15. The adoption resulted in a net reclassification from net contract assets (liabilities) to trade receivables. See Note 1.5 for certain amounts that were previously reported in contract assets and contract liabilities that have been reclassified to trade receivables as of December 31, 2018.

The change not related to the adoption of IFRS 15 in contract assets was due to the timing of milestone payments.

The change not related to the adoption of IFRS 15 in contract liabilities was due to cash received, excluding amounts recognized as revenue during the period.

In order to determine revenue recognized in the period from contract liabilities, the Technip Energies Group first allocates revenue to the individual contract liability balance outstanding at the beginning of the period until the revenue exceeds that balance. Revenue recognized for the year ended December 31, 2019 that was included in the contract liabilities balance at December 31, 2018 was €1,947.3 million. Revenue recognized for the year ended December 31, 2018 that was included in the contract liabilities balance at December 31, 2017 was €2,073.6 million.

Net revenue recognized for the year ended December 31, 2019 from the Technip Energies Group’s performance obligations satisfied in previous periods had a favorable impact of €727.0 million. In addition, net revenue recognized for the year ended December 31, 2018 from the Technip Energies Group’s performance obligations satisfied in previous periods had a favorable impact of €308.0 million This primarily relates to the changes in the estimate of the stage of completion that impacted revenue.

5.4	Transaction price allocated to the remaining unsatisfied performance obligations

Remaining unsatisfied performance obligations (‘‘RUPO’’ or ‘‘order backlog’’) represent the transaction price for products and services for which the Technip Energies Group has a material right but work has not been performed. The transaction price of the order backlog includes the base transaction price, variable consideration and changes in transaction price. The order backlog table does not include contracts for which the Technip Energies Group recognizes revenue at the amount to which the Technip Energies Group has the right to invoice for services performed. The transaction price of order backlog related to unfilled, confirmed customer orders is estimated at each reporting date. As of December 31, 2019, the aggregate amount of the transaction price allocated to order backlog was €13,676.4 million.

The following table details the order backlog as of December 31, 2019:

(In millions)	2020	2021	Thereafter
Total remaining unsatisfied performance obligations	€6,226.3	€4,387.9	€3,062.1

The transaction price of order backlog related to unfilled, confirmed customer orders is estimated at each reporting date. As of December 31, 2018, the aggregate amount of the transaction price allocated to order backlog was €7,106.4 million.

The following table details the order backlog as of December 31, 2018:

(In millions)	2019	2020	Thereafter
Total remaining unsatisfied performance obligations	€4,699.9	€1,513.4	€893.1

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NOTE 6. OTHER EXPENSES ITEMS, EXPENSES BY NATURE AND FINANCIAL INCOME AND EXPENSES

6.1	Other expenses, net

Total other expenses, net is as following:

(In millions)	2019	2018	2017
Legal provision(1)	€(3.8)	€(225.7)	€(4.0)
Foreign currency (loss) gain	(13.2)	(6.9)	(7.3)
Reinsurance income (expense)	4.3	10.3	8.5
Net income (loss) from disposal of property, plant and equipment and intangible assets	(0.8)	0.9	(0.1)
Other	(25.2)	(12.4)	(15.6)
Total other expenses, net	€(38.7)	€(233.8)	€(18.5)

(1)	A provision of €220.8 million was recorded in 2018 regarding U.S. Department of Justice (the ‘‘DOJ’’) related to investigation of offshore platform projects awarded between 2003 and 2007, performed in Brazil by a joint venture company in which the Technip Energies Group was a minority participant, and also certain other projects performed by the members of the Technip Energies Group in Brazil between 2002 and 2013. Refer to Note 22 for detailed description.

6.2	Expenses by nature

Total operating expenses by nature are as following:

(In millions)	2019	2018	2017
Wages, salaries and other pension costs	€975.0	€996.4	€1,032.7
Operating leases expense	—	74.0	68.0
Depreciation and amortization	134.8	29.9	42.7
Merger transaction and integration costs	15.2	15.4	26.2
Purchases, external charges and other expenses	3,934.7	3,731.1	5,562.0
Total costs and expenses	€5,059.7	€4,846.8	€6,731.6

6.3	Financial income

Total financial income consisting of the following:

(In millions)	2019	2018	2017
Interest income	€65.2	€64.9	€58.9
Dividends from non-combined investments	—	6.1	—
Total financial income	€65.2	€71.0	€58.9

6.4	Financial expenses

Total net financial income (expense) consisting of the following:

(In millions)	2019	2018	2017
Interest expenses	€(1.6)	€(0.6)	€(1.0)
Financial expenses related to long-term employee benefit plans	(2.5)	(2.4)	(2.5)
Redeemable financial liability fair value measurement	(377.9)	(288.4)	(233.5)
Other	(18.0)	11.9	(27.7)
Total financial expenses	(400.0)	(279.5)	(264.7)
Net financial income (expenses)	€(334.8)	€(208.5)	€(205.8)

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NOTE 7. INCOME TAX

7.1	Income tax expense

As described in Note 1, Technip Energies is incorporated in the Netherlands. However, for income tax purposes Technip Energies is resident in France. Therefore, Technip Energies earnings will be subject to tax at the French statutory tax rate of 34.43%.

The following table provides details of income taxes, including deferred taxes, for 2019, 2018 and 2017 :

(In millions)	2019	2018	2017
Current income tax credit (expense)	€(333.6)	€(166.7)	€(122.6)
Deferred income tax credit (expense)	148.4	(23.7)	(93.1)
Income tax credit (expense) as recognized in the combined statement of income	€(185.2)	€(190.4)	€(215.7)
Deferred income tax related to items booked directly to opening equity	15.1	5.3	17.3
Deferred income tax related to items booked to equity during the year	€(0.2)	9.8	(12.0)
Income tax credit (expense) as recognized in combined statement of other comprehensive income	€14.9	€15.1	€5.3

Please refer to section 1.4 Principles in preparing the combined financial statements in Note 1 for special considerations in connection with the recognition of income taxes in the combined financial statements.

7.2	Income tax reconciliation

The reconciliation between taxes calculated using the statutory tax rate applicable to Technip Energies and the amount of tax effectively recognized in the statements of income are reconciled as follows:

(In millions)	2019	2018	2017
Net income/(loss)	153.2	(85.6)	58.3
Income tax expense (credit)	185.2	190.4	215.7
Profit (loss) before tax	€338.4	€104.8	€274.0
At Technip Energies’ statutory income tax rate of 34.43%	116.6	36.2	94.3
Deferred tax asset recognized	34.1	36.3	48.9
Net change in tax contingencies	(5.1)	10.2	4.7
Non-deductible legal provision	6.4	76.0	—
Other non-deductible expenses	21.8	40.8	43.6
Deferred tax adjustment relating to change in tax rate	8.8	—	10.1
Adjustments on prior year taxes	1.6	—	9.8
Other adjustments	1.0	(9.1)	4.3
Effective income tax expense (credit)	185.2	190.4	215.7
Tax rate	55%	181%	79%
Income tax expense (credit) as recognized in the combined statement of income	€185.2	€190.4	€215.7

The tax rate used for the purpose of the income tax expense reconciliation was 34.43% in 2019, 2018 and 2017. The rate corresponds to the statutory rate of the parent company in France.

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7.3	Deferred income tax

Significant components of deferred tax assets and liabilities are shown in the following table:

	As of December 31,	Recognized in Statement of	Recognized in Statement of	Net foreign exchange	December 31,
(In millions)	2018	Income	OCI	differences	2019
Net operating loss carryforwards	€6.2	€7.9	€—	€0.1	€14.2
Cost accruals/reserves	34.3	(31.6)	—	0.8	3.5
Foreign exchange	20.7	3.3	(3.0)	0.4	21.4
Provisions for pensions and other long-term employee benefits.	24.2	1.0	2.8	0.5	28.5
Contingencies	(40.0)	93.7	—	(1.1)	52.6
Revenue recognition	2.9	65.7	—	(0.1)	68.5
Property, plant and equipment, goodwill and other assets	(8.0)	10.1	—	(0.2)	1.9
Other	2.1	(1.7)	—	0.1	0.5
Deferred income tax assets (liabilities), net	€42.4	€148.4	€(0.2)	€0.5	€191.1

(In millions)	As of December 31, 2017	Recognized in Statement of Income	Recognized in Statement of OCI	Net foreign exchange differences	December 31, 2018
Net operating loss carryforwards	€10.5	€(4.7)	€—	€0.4	€6.2
Cost accruals/reserves	27.3	5.6	—	1.4	34.3
Foreign exchange	4.7	5.6	9.8	0.6	20.7
Provisions for pensions and other long-term employee benefits	39.4	(16.6)	—	1.4	24.2
Contingencies	(47.0)	8.9	—	(1.9)	(40.0)
Revenue recognition	14.2	(11.6)	—	0.3	2.9
Property, plant and equipment, goodwill and other assets	1.6	(9.4)	—	(0.2)	(8.0)
Other	3.5	(1.5)	—	0.1	2.1
Deferred income tax assets (liabilities), net	€54.2	€(23.7)	€9.8	€2.1	€42.4

As of December 31, 2019, the net deferred tax asset of €191.1 million is broken down into a deferred tax asset of €206.3 million and a deferred tax liability of €15.2 million as recorded in the combined statement of financial position.

7.4	Tax loss carry-forwards and tax credits

As of December 31, 2019, 2018 and 2017, deferred tax assets excluded certain tax benefits related to net operating loss carryforwards, notably in Saudi Arabia and Germany. Management believes it is more likely than not that we will not be able to utilize certain of these operating loss carryforwards.

These unrecognized deferred tax assets amounted to €76.8 million, €69.7 million and €59.9 million as of December 31, 2019, 2018 and 2017, respectively.

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NOTE 8. INVESTMENT IN EQUITY AFFILIATES, JOINT VENTURES AND OTHER PROJECTS CONSTRUCTION ENTITIES (YAMAL)

8.1	Investment in equity affiliates and joint ventures

The carrying amounts of the Technip Energies Group’s equity affiliates and joint ventures accounted for under the equity method amounted to €53.1 million, €48.9 million and €50.0 million as of December 31, 2019, 2018 and 2017, respectively.

Main equity investments were as follows as of December 31, 2019, 2018 and 2017:

	December 31, 2019		December 31, 2018		December 31, 2017
(In millions)	Percentage Owned	Carrying Value	Percentage Owned	Carrying Value	Percentage Owned	Carrying Value
ENI Coral FLNG	50%	13.3	50%	9.1	50%	(0.5)
BAPCO Sitra Refinery	36%	(6.0)	36%	0.2	36%	—
Novartic	33.3%	0.5	—	—	—	—
Other		45.3		39.7		50.5
Total		€53.1		€49.0		€50.0

ENI Coral FLNG is an affiliated company in the form of a joint venture between Technip SA and JGC Corporation and Samsung Heavy Industries, all partners in the TJS Consortium. ENI Coral FLNG was formed in 2017 when awarded a contract for the Engineering, Procurement, Construction, Installation, Commissioning and Start-up of the Coral South FLNG facility. The 50% investment has been accounted using the equity method.

Bapco Sitra Refinery is an affiliated company in the form of a joint venture between Technip SA and Samsung Engineering and Tecnicas Reunidas. Bapco Sitra Refinery was formed in 2018 when awarded a contract from Bahrain Petroleum Company for the Bapco Modernization Program (BMP) for the expansion of the capacity of the existing Sitra oil refinery in Bahrain’s Eastern coast. The 36% investment has been accounted using the equity method.

Novartic is an affiliated company in the form of a joint venture between Technip SA and Saipem. The entity was formed in 2019 when awarded a contract from Novatek for three liquefied natural gas (LNG) trains to manage the construction located in the Gydan peninsula in West Siberia, Russia. The 33% investment has been accounted using the equity method.

The Technip Energies Group’s total net profit from equity affiliates and joint ventures was €2.9 million, €28.7 million and €0.7 million in 2019, 2018 and 2017, respectively.

The summarized financial information (at 100%) of these investments in joint ventures and associates is presented below for all entities as well as separately for the three major equity investments:

	Total for all JVs and associates Bapco, Coral and Novartic only
	December 31,			December 31,
(In millions)	2019	2018	2017	2019	2018	2017
Data at 100%
Cash and cash equivalents	€974.5	€342.7	€265.8	€811.2	€185.9	€85.7
Other current assets	119.1	267.5	118.4	49.7	197.4	21.7
Total current assets	1,093.6	610.2	384.2	860.9	383.3	107.4
Non-current assets	42.0	38.2	40.7	3.3	0.0	—
Total assets	€1,135.6	€648.4	€424.9	€864.2	€383.3	€107.4
Total equity	135.8	134.0	76.0	11.5	18.8	(1.0)
Total non-current liabilities	9.6	9.3	6.7	1.5	1.2	—
Total current liabilities	990.2	505.0	342.1	851.2	363.3	108.4
Total equity and liabilities	€1,135.6	€648.3	€424.8	€864.2	€383.3	€107.4

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Summarized statements of total comprehensive income (at 100%) are presented below:

	Total for all JVs and associates Bapco, Coral and Novartic only
(In millions)	2019	2018	2017	2019	2018	2017
Data at 100%
Revenue	€1,464.5	€639.9	€252.8	€1,454.8	€631.9	€223.7
Interest income	8.8	7.3	6.1	7.4	3.8	0.3
Depreciation and amortization	(0.4)	—	(0.2)	(0.3)	—	—
Interest expense	(25.0)	(4.3)	(3.8)	(23.6)	(2.0)	(0.3)
Income tax expense (benefit)	(1.8)	(3.7)	(4.3)	(0.7)	(1.2)	(0.4)
Profit (loss) for the period	4.9	67.3	3.7	(2.4)	19.5	(0.4)
Other comprehensive income (loss)	1.7	2.4	(16.6)	0.1	0.3	—
Total other comprehensive income (loss)	€6.6	€69.7	€(12.9)	€(2.3)	€19.8	€(0.4)

8.2	Other projects construction entities: Yamal

Various contract entities, along with our partners were established to execute the design, engineering and construction of the Yamal LNG project. Prior to 2017, the Yamal entities were accounted for under the equity method of accounting based on its previously held interests in each of these entities. Over the years presented, Yamal entities total assets, liabilities and equity related to these entities were consolidated in the combined statement of financial position and results of operations for the years beginning on January 1, 2017, 2018 and 2019 reflect the consolidated results of operations related to these entities.

Yamal LNG contribution to the combined revenue is presented below:

(In millions)	2019	2018	2017
Revenue	€1,396.7	€2,087.6	€3,928.1

NOTE 9. PROPERTY, PLANT AND EQUIPMENT

The following tables include the costs and the accumulated depreciation by class of property, plant and equipment:

(In millions)	Land and Buildings	IT Equipment	Machinery and Equipment	Office Fixtures	Other	Total
Net book value as of January 01, 2017	€63.3	€14.2	€8.2	€25.2	€21.9	€132.8
Costs	116.7	94.8	64.3	80.8	36.7	393.3
Accumulated depreciation	(50.5)	(82.0)	(41.7)	(59.9)	(18.5)	(252.6)
Accumulated impairment	(4.9)	—	(4.7)	—	(3.6)	(13.2)
Net book value as of December 31, 2017	€61.3	€12.8	€17.9	€20.9	€14.6	€127.5
Costs	110.0	89.1	40.8	68.8	27.9	336.6
Accumulated depreciation	(50.7)	(76.3)	(23.6)	(55.1)	(19.2)	(224.9)
Accumulated impairment	—	—	—	—	—	—
Net book value as of December 31, 2018	€59.3	€12.8	€17.2	€13.7	€8.7	€111.7
Costs	109.9	79.5	37.5	65.0	25.0	316.9
Accumulated depreciation	(51.6)	(65.1)	(20.5)	(53.1)	(14.3)	(204.6)
Accumulated impairment	—	—	(3.4)	—	(0.5)	(3.9)
Net book value as of December 31, 2019	€58.3	€14.4	€13.6	€11.9	€10.2	€108.4

Property, plant and equipment was tested for impairment as of October 31 every year. €3.9 million impairment charges were recognized on property, plant and equipment in 2019. There were no indicators of impairment noted as of October 31, 2018 and 2017.

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Changes in net property, plant and equipment are comprised as follows:

(In millions)	Land and Buildings	IT Equipment	Machinery and Equipment	Office Fixtures	Other	Total
Net book value as of January 01, 2017	€63.3	€14.2	€8.2	€25.2	€21.9	€132.8
Additions	0.3	4.3	3.1	2.6	2.3	12.6
Acquisitions through business combinations	2.3	—	8.0	0.1	0.4	10.8
Disposals – write-off	(0.6)	(0.3)	(0.1)	(0.1)	(0.5)	(1.6)
Depreciation expense for the year	(2.6)	(6.8)	(4.5)	(6.0)	(2.3)	(22.2)
Net foreign exchange differences	(1.4)	1.4	3.2	(0.9)	(7.2)	(4.9)
Net book value as of December 31, 2017	€61.3	€12.8	€17.9	€20.9	€14.6	€127.5
Additions	2.7	—	3.9	1.1	—	7.7
Disposals – write-off	(5.7)	(0.2)	(1.7)	—	(2.6)	(10.2)
Depreciation expense for the year	(3.0)	(3.7)	(3.7)	(3.4)	(2.4)	(16.2)
Net foreign exchange differences	4.0	3.9	0.8	(4.9)	(0.9)	2.9
Net book value as of December 31, 2018	€59.3	€12.8	€17.2	€13.7	€8.7	€111.7
Additions	€17.9	€8.2	€1.4	€2.4	€7.2	€37.1
Disposals – write-off	(19.7)	(0.4)	(0.5)	(0.2)	—	(20.8)
Depreciation expense for the year	(3.6)	(4.7)	(2.3)	(4.2)	(3.1)	(17.9)
Impairment	—	—	(3.4)	—	(0.5)	(3.9)
Net foreign exchange differences	4.4	(1.5)	1.2	0.2	(2.1)	2.2
Net book value as of December 31, 2019	€58.3	€14.4	€13.6	€11.9	€10.2	€108.4

There were no pledged property, plant and equipment as of December 31, 2019, 2018 and 2017.

NOTE 10. GOODWILL AND INTANGIBLE ASSETS, NET

The goodwill and intangible assets’ costs and accumulated amortization are presented in the following table:

(In millions)	Goodwill	Licenses, Patents and Trademarks	Software	Other	Total
Net book value as of January 01, 2017	€765.7	€41.4	€27.9	€68.0	€903.0
Costs	2,092.2	96.8	109.5	60.3	2,358.8
Accumulated amortization	—	(50.3)	(86.6)	(8.8)	(145.7)
Net book value as of December 31, 2017	€2,092.2	€46.5	€22.9	€51.5	€2,213.1
Costs	2,178.4	103.4	109.9	73.3	2,465.0
Accumulated amortization	—	(57.9)	(90.0)	(19.6)	(167.5)
Net book value as of December 31, 2018	€2,178.4	€45.5	€19.9	€53.7	€2,297.5
Costs	2,199.2	103.9	90.1	91.0	2,484.2
Accumulated amortization	—	(60.3)	(74.4)	(36.2)	(170.9)
Net book value as of December 31, 2019	€2,199.2	€43.6	€15.7	€54.8	€2,313.3

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10.1	Goodwill and Intangible assets, net

The changes in goodwill and intangible assets are presented in the following table:

(In millions)	Goodwill	Licenses, Patents and Trademarks	Software	Other	Total
Net book value as of January 01, 2017	€765.7	€41.4	€27.9	€68.0	€903.0
Additions - acquisitions - internal developments	—	4.0	2.1	0.3	6.4
Additions - other business combinations(1)	1,479.6	2.1	0.3	—	1,482.0
Amortization charge for the year	—	(3.3)	(6.5)	(10.7)	(20.5)
Net foreign exchange differences	(153.1)	2.3	(0.9)	(6.1)	(157.8)
Net book value as of December 31, 2017	€2,092.2	€46.5	€22.9	€51.5	€2,213.1
Additions - acquisitions - internal developments	—	—	3.3	—	3.3
Additions - other business combinations(1)	—	0.2	—	10.9	11.1
Disposals - write-off	—	—	—	(0.5)	(0.5)
Amortization charge for the year	—	(2.6)	(0.5)	(10.6)	(13.7)
Net foreign exchange differences	86.2	1.4	(5.8)	2.4	84.2
Net book value as of December 31, 2018	€2,178.4	€45.5	€19.9	€53.7	€2,297.5
Additions - acquisitions - internal developments	—	—	0.8	16.2	17.0
Amortization charge for the year	—	(2.3)	(0.5)	(16.3)	(19.1)
Net foreign exchange differences	36.6	0.4	(4.5)	1.2	33.7
Other	(15.8)	—	—	—	(15.8)
Net book value as of December 31, 2019	€2,199.2	€43.6	€15.7	€54.8	€2,313.3

(1)	Refers to the goodwill of €1,453.6 million attributable to Technip’s legacy Onshore/Offshore business segment that resulted from the merger on January 16, 2017 and that was recorded in the Technip Energies Group’s combined financial statements starting from the merger date.

Technip Energies recognized identifiable intangible assets acquired in business combinations.

All of the acquired identifiable intangible assets are subject to amortization and, where applicable, foreign currency translation adjustments. There are no intangible assets with indefinite useful life except for the goodwill balances.

10.2	Goodwill

Goodwill was tested for impairment utilizing the methodology as discussed in Note 1.6.

The valuation of CGUs for the purpose of goodwill impairment test was determined primarily by utilizing the income approach by estimating the value in use. The income approach estimates the value in use by discounting each CGU’s estimated future cash flows using a weighted-average cost of capital that reflects current market conditions and the risk profile of the GCGU. To calculate future cash flows, Technip Energies used estimates of economic and market assumptions, including growth rates in revenues, costs, estimates of future expected changes in operating margins, tax rates and cash expenditures. Future revenues are adjusted to match changes in Technip Energies’ business strategy.

During the years ended December 31, 2019, 2018 and 2017, the Technip Energies Group did not record any goodwill impairment charges.

The following table presents the significant estimates used by management in determining the recoverable amount of the Technip Energies Group CGUs at December 31, 2019, 2018 and 2017:

	2019	2018	2017
Year of cash flows before terminal value	4	5	5
Risk-adjusted discount rate	15.0%	12.0%	10.8%

As discussed above, when evaluating the 2019, 2018 and 2017 quantitative impairment test results, management considered many factors in determining whether an impairment of goodwill for the group of CGUs was reasonably likely to occur in future periods, including future market conditions and the economic environment. Circumstances such as market declines, unfavorable economic conditions, loss of a major customer or other factors could increase the risk of impairment of goodwill for this group of CGUs in future periods.

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A sensitivity analysis has been performed and has not identified any potential impairments. The excess of fair value over carrying amount for Technip Energies was approximately 400% of the respective carrying amounts for 2019 and 200% during the other periods presented (2017 and 2018).

NOTE 11. OTHER NON-CURRENT ASSETS

The non-current financial assets are as follows:

	December 31,
(In millions)	2019	2018	2017
Non-current financial assets at amortized cost, gross	€22.3	€24.4	€24.6
Impairment allowance	(1.1)	(0.5)	(0.5)
Non-current financial assets at amortized cost, net	21.2	23.9	24.1
Available-for-sale financial assets (quoted equity instruments at FVTPL)(1), gross	25.8	16.3	23.5
Impairment allowance	—	(0.5)	(0.5)
Available-for-sale financial assets (quoted equity instruments at FVTPL)(1), net	25.8	15.8	23.0
Total other non-current assets, net	€47.0	€39.7	€47.1

(1)	Available-for-sale are presented for comparative purposes only (in periods prior to adoption of IFRS 9).

Other non-current assets comprise loans issued, receivables and equity instruments. Disclosures on financial instruments due to the adoption of IFRS 9 have not been restated as of December 31, 2017, as described in the section ‘‘Changes in accounting policies and disclosures’’ in Note 1.

NOTE 12. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are as follows:

	December 31,
(In millions)	2019	2018	2017
Cash at bank and in hand	€2,207.5	€1,457.9	€1,626.8
Cash equivalents	1,356.2	2,211.7	2,431.9
Total cash and cash equivalents	€3,563.7	€3,669.6	€4,058.7
US dollar	€1,707.6	€2,496.3	€2,578.0
Euro	1,216.1	562.2	805.0
Malaysian ringgit	150.3	187.7	187.1
Russian ruble	59.5	134.6	118.1
Pound sterling	52.6	58.1	75.2
Japanese yen	48.6	38.1	44.0
Norwegian krone	28.0	23.8	45.9
Indian rupee	25.0	32.6	38.4
Other	276.0	136.2	167.0
Total cash and cash equivalents by currency	€3,563.7	€3,669.6	€4,058.7
Fixed term deposits	€1,356.2	€2,211.7	€2,431.9
Total cash equivalents by nature	€1,356.2	€2,211.7	€2,431.9

A substantial portion of cash and securities are recorded or invested in either Euro or US dollar which are frequently used by the Technip Energies Group within the framework of its commercial relationships. Cash and securities in other currencies correspond either to deposits retained by subsidiaries located in countries where such currencies are the national currencies in order to ensure their own liquidity, or to amounts received from customers prior to the payment of expenses in these same currencies or the payment of dividends. Short-term deposits are classified as cash equivalents along with other securities.

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NOTE 13. TRADE RECEIVABLES, NET AND CONTRACT ASSETS

These line items represent trade accounts receivable from completed contracts, contract assets and other miscellaneous invoices (e.g. trading, procurement services).

Given the nature of the Technip Energies Group’s operations, its clients are mainly major oil and gas, petrochemical or oil-related companies.

Management periodically assesses customers’ creditworthiness. An allowance for doubtful receivables was recorded for all potential uncollectible receivables as well as additional expected credit losses as of January 1, 2018 upon adoption of IFRS 9. There was no valuation allowance recorded on contract assets for the years ended December 31, 2019, 2018 and 2017. Valuation allowances for trade receivables have changed as shown in the following table:

	December 31,
	2019	2018	2017
(In millions)	Trade Receivables	Trade Receivables	Trade Receivables
Gross amount	€970.6	€1,141.3	€706.0
Opening allowance for doubtful accounts – as measured according to IAS 39	(44.5)	(45.6)	(33.6)
Expected credit loss restatement in opening retained earnings	(2.0)	(1.3)	—
Opening allowance for doubtful accounts – as measured according to IFRS 9 (2017 : IAS 39)	(46.5)	(46.9)	(33.6)
Change in expected credit loss	0.1	(0.6)	—
Increase in impairment allowance	(5.1)	(14.5)	(4.5)
Used allowance reversals	1.3	2.6	0.1
Unused allowance reversals	7.7	4.4	0.8
Effects of foreign exchange and other	0.4	8.6	(8.4)
Closing allowance for doubtful accounts – as measured according to IFRS 9 (2017 : IAS 39)	(42.1)	(46.4)	(45.6)
Total trade receivables, net	€928.5	€1,094.9	€660.4

Credit risk details and risk management objectives are discussed in Note 26.

NOTE 14. OTHER CURRENT ASSETS

The following table provides a breakdown of other current assets:

	December 31,
(In millions)	2019	2018	2017
Value added and other tax receivables	€156.9	€125.4	€326.6
Prepaid expenses	27.7	17.9	24.8
Other	58.1	62.3	102.9
Other current assets, total	€242.7	€205.6	€454.3
Total other current assets	€242.7	€205.6	€454.3

NOTE 15. INVESTED EQUITY

15.1	Invested equity

The combined financial statements were prepared in accordance with principles described in Note 1.4 Principles applied in preparing the combined financial statements. No share capital is presented for the 2019, 2018 and 2017 historical periods. The reserve Invested Equity and Retained Earnings is derived by aggregating the net assets of the Technip Energies Group’s direct and indirect subsidiaries and the net assets of the Technip Energies Group business activities conducted in direct and indirect subsidiaries of TechnipFMC.

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15.2	Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) are as follows:

(In millions)	Cash Flow Hedges(1)	Gains (Losses) on Defined Benefit Pension Plans	Foreign Currency Translation	Other	Accumulated Other Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss) – Non- Controlling Interests	Total Accumulated Other Comprehensive Income (Loss)

Accumulated Other Comprehensive Income (Loss) as of January 01, 2017	€10.2	€(17.5)	€95.4	€—	€88.1	€0.4	€88.5
Gross effect before reclassification to profit or loss	21.5	(3.1)	(194.6)		(176.2)	(0.6)	(176.8)
Deferred tax	(13.0)	1.0	—	—	(12.0)	—	(12.0)
Accumulated other comprehensive income (loss) as of December 31, 2017	€18.7	€(19.6)	€(99.2)	€—	€(100.1)	€(0.2)	€(100.3)
Gross effect before reclassification to profit or loss	(34.5)	3.3	127.5	—	96.3	(0.4)	95.9
Deferred tax	10.8	(1.0)	—	—	9.8	—	9.8
Reclassification to profit or loss	—	—	(9.4)	—	(9.4)	—	(9.4)
Accumulated other comprehensive income (loss) as of December 31, 2018	€(5.0)	€(17.3)	€18.9	€—	€(3.3)	€(0.6)	€(4.0)
Gross effect before reclassification to profit or loss	(6.3)	(8.8)	(44.0)	—	(59.1)	0.9	(58.2)
Deferred tax	(3.0)	2.8	—	—	(0.2)	—	(0.2)
Accumulated other comprehensive income (loss) as of December 31, 2019	€(14.2)	€(23.3)	€(25.1)	€—	€(62.6)	€0.3	€(62.3)

(1)	Cash flow hedges represent the effective portion of the change in fair value of the financial instruments qualified as cash flow hedging, as well as gains and losses corresponding to the effective portion of non-derivative financial assets or liabilities that are designated as a hedge of a foreign currency risk (see Note 1).

15.3	Non-controlling interests

Non-controlling interests amounting to €(10.0) million, €2.9 million, and €3.6 million as of December 31, 2019, 2018 and 2017, respectively, did not represent a material component of the combined financial statements in the years ended December 31, 2019, 2018 and 2017.

15.4	Capital management

The capital management of the Technip Energies Group was carried out centrally by TechnipFMC during 2019, 2018, and 2017. Considerations with respect to statutory requirements in relation to capital structure and financial leverage are determined in line with the requirements of TechnipFMC and are disclosed in Note 26.1 Liquidity risk.

NOTE 16. SHARE-BASED COMPENSATION

In fiscal years 2019, 2018 and 2017, the Technip Energies Group employees participated in the TechnipFMC share-based payment programs.

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Incentive compensation and award plan

On January 11, 2017, TechnipFMC adopted the Incentive Award Plan (the ‘‘Plan’’). The Plan provides certain incentives and awards to officers, employees, non-employee directors and consultants of TechnipFMC and its subsidiaries. The Plan allows the Board of Directors to make various types of awards to non-employee directors and the Compensation Committee (the ‘‘Committee’’) of the Board of Directors to make various types of awards to other eligible individuals. Awards may include share options, share appreciation rights, performance share units, restricted share units, restricted shares or other awards authorized under the Plan. All awards are subject to the Plan’s provisions, including all share-based grants previously issued by FMC Technologies and Technip prior to consummation of the Merger. Under the Plan, 24.1 million ordinary shares were authorized for awards. At December 31, 2019, 14.4 million ordinary shares were available for future grant.

The exercise price for options is determined by the Committee but cannot be less than the fair market value of TechnipFMC’s ordinary shares at the grant date. Restricted share and performance share unit grants generally vest after three years of service.

Under the Plan, TechnipFMC’s Board of Directors has the authority to grant non-employee directors share options, restricted shares, restricted share units and performance shares. Unless otherwise determined by the Board of Directors, awards to non-employee directors generally vest one year from the date of grant. Restricted share units are settled when a director ceases services to the Board of Directors.

Share-based compensation expense is recognized ratably over the service period or the period beginning at the start of the service period and ending when an employee becomes eligible for retirement (currently age 62 unless otherwise required by local law) after taking into account estimated forfeitures.

Restricted share units

TechnipFMC began issuing restricted share units in 2017. The fair value of each restricted share unit is based on the quoted closing price of TechnipFMC’s common stock on the date of grant.

Performance shares

TechnipFMC’s Board of Directors has granted certain employees, senior executives and Directors or Officers shares subject to achieving target performances. For performance shares issued on or after January 1, 2017, performance is based on results of return on invested capital and TSR.

For the performance share units which vest based on TSR, the fair value of performance shares is estimated using a combination of the closing stock price on the grant date and the Monte Carlo simulation model. The weighted-average fair value and the assumptions used to measure the fair value of performance share units subject to performance-adjusted vesting conditions in the Monte Carlo simulation model were as follows:

	Year Ended December 31,
	2019	2018	2017
Weighted-average fair value(a)	€25.94	€35.65	€30.59
Expected volatility(b)	34.0%	34.0%	34.9%
Risk-free interest rate(c)	2.4%	2.4%	1.5%
Expected performance period in years(d)	3.0	3.0	3.0

(a)	The weighted-average fair value based on performance share units granted during the period.

(b)	Expected volatility based on normalized historical volatility of TechnipFMC plc’s shares over a preceding period commensurate with the expected term of the option.

(c)	From 2017, the risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Prior to 2017, the risk-free rate was based on the bond yields from the European Central Bank.

(d)	For awards subject to service-based vesting, due to the lack of historical exercise and post-vesting termination patterns of the post-Merger employee base, the expected term was estimated using a simplified method for all awards granted in 2017, 2018 and 2019.

Share option awards

Share options awarded prior to 2017 were granted subject to performance criteria based upon certain targets, such as total shareholder return, return on capital employed, and operating profit (loss) from recurring activities. Subsequent share options granted are time-based awards vesting over a three-year period.

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The weighted-average fair value and the assumptions used to measure fair value are as follows:

	Year Ended December 31
	2019	2018	2017
Weighted-average fair value(a)	€5.04	€7.70	€7.81
Expected volatility(b)	32.5%	32.5%	35.7%
Risk-free interest rate(c)	2.5%	2.7%	2.1%
Expected dividend yield(d)	2.6%	2.0%	2.0%
Expected term in years(e)	6.5	6.5	6.5

(a)	The weighted-average fair value based on stock options granted during the period.
(b)	Expected volatility based on normalized historical volatility of TechnipFMC’s shares over a preceding period commensurate with the expected term of the option.
(c)	From 2017, the risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Prior to 2017, the risk-free rate was based on the bond yields from the European Central Bank.
(d)	Share options awarded prior to 2017 were valued using an expected dividend yield of between 2.0% and 4.5% while those awarded in 2017 and 2018 used 2.0% and those awarded in 2019 used 2.6%.
(e)	For awards subject to service-based vesting, due to the lack of historical exercise and post-vesting termination patterns of the post-Merger employee base, the expected term was estimated using a simplified method for all awards granted in 2017, 2018 and 2019.

Costs recognized for the share-based compensation plans

The table below represents the historical costs incurred related to the share-based compensation plans for the Technip Energies Group’s personnel on the basis of awards granted as described above and the total share-based payment costs allocated to the Technip Energies Group in these combined financial statements. The total costs include a portion of share-based payments related to TechnipFMC’s management, which have been allocated to the Technip Energies Group as part of the centrally provided services costs as described in Note 1. The share-based compensation expense arising from all awards granted under the Plan is recognized as personnel costs under ‘‘Wages, salaries and other pension costs’’ in Note 6.

	Year Ended December 31,
(In millions)	2019	2018	2017
Share-based compensation expense	€26.8	€23.0	€14.4

NOTE 17. DEBT (SHORT-TERM)

Short-term debt consisted of the following:

	December 31,
	2019		2018		2017
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Commercial paper	€580.0	€580.0	€630.0	€630.0	€718.0	€718.0
Bank borrowings and other	€3.4	€3.4	€—	€—	€0.3	€0.3

Commercial paper - Under the commercial paper program, the Technip Energies Group has the ability to access €1.0 billion of short-term financing through commercial paper dealers. The commercial paper balance is related to commercial paper held by one of the members of the Technip Energies Group for which it is the legal obligor. TechnipFMC holds additional commercial paper legally obligated by a subsidiary of TechnipFMC, which therefore is not presented in the combined financial statements. TechnipFMC has historically accessed funds from its commercial paper program and a part of the Technip Energies Group’s cash generated from the Technip Energies Group operations have been used to pay back borrowings. Commercial paper borrowings are issued at market interest rates. As of December 31, 2019, the Technip Energies Group’s Euro based commercial paper borrowings had a weighted average interest rate of (0.28)%.

Revolving credit facility - On January 17, 2017, a new $2.5 billion senior unsecured revolving credit facility agreement (‘‘Facility Agreement’’) was entered into between FMC Technologies, Inc., Technip Eurocash SNC (the ‘‘Borrowers’’), and TechnipFMC plc (the ‘‘Additional Borrower’’) with JPMorgan Chase Bank, National Association (‘‘JPMorgan’’), as agent and an arranger, SG Americas Securities LLC as an arranger, and the lenders party thereto, of which €1.0 billion were allocated to the Technip Energies Group to reflect a new revolving credit facility to be implemented in connection with the spin-off.

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The Facility Agreement provides for the establishment of a multicurrency, revolving credit facility, which includes a $1.5 billion letter of credit subfacility. Subject to certain conditions, the Borrowers may request the aggregate commitments under the Facility Agreement be increased by an additional $500.0 million. On November 26, 2018, an extension was executed which extends the expiration date to January 2023.

Borrowings under the Facility Agreement bear interest at the following rates, plus an applicable margin, depending on currency:

•	U.S. dollar-denominated loans bear interest, at the Borrowers’ option, at a base rate or an adjusted rate linked to the London interbank offered rate (‘‘Adjusted LIBOR’’);

•	Sterling-denominated loans bear interest at Adjusted LIBOR; and

•	Euro-denominated loans bear interest at the Euro interbank offered rate (‘‘EURIBOR’’).

Depending on the credit rating of TechnipFMC, the applicable margin for revolving loans varies (i) in the case of Adjusted LIBOR and EURIBOR loans, from 0.820% to 1.300% and (ii) in the case of base rate loans, from 0.000% to 0.300%. The ‘‘base rate’’ is the highest of (a) the prime rate announced by JPMorgan, (b) the greater of the Federal Funds Rate and the Overnight Bank Funding Rate plus 0.5% or (c) one-month Adjusted LIBOR plus 1.0%.

The Facility Agreement contains usual and customary covenants, representations and warranties and events of default for credit facilities of this type, including financial covenants requiring that the total capitalization ratio not exceed 60% at the end of any financial quarter. The Facility Agreement also contains covenants restricting the Borrowers’ ability and their subsidiaries’ ability to incur additional liens and indebtedness, enter into asset sales or make certain investments.

As of December 31, 2019, all restrictive covenants were in compliance under the Facility Agreement.

NOTE 18. PENSIONS AND OTHER LONG-TERM EMPLOYEE BENEFIT PLANS

18.1	Description of the Technip Energies Group’s benefit plans

The Technip Energies Group has funded and unfunded defined benefit pension plans which provide defined benefits based on years of service and final average salary.

The Technip Energies Group is required to recognize the funded status of defined benefit post-retirement plans as an asset or liability in the combined statement of financial position and recognize changes in that funded status in comprehensive income in the year in which the changes occur. Further, the Technip Energies Group is required to measure the plan’s assets and its obligations that determine its funded status as of the date of the combined statement of financial position. The Technip Energies Group has applied this guidance to its pension and other post-retirement benefit plans which are located in France, Germany, Italy, the Netherlands, and the United Arab Emirates (UAE).

In the case of funded plans, the Technip Energies Group ensures that the investment positions are managed to achieve long-term investments that are in line with the obligations under the pension schemes. The objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency.

The Technip Energies Group actively monitors how the duration and the expected yield of the investments match the projected pension obligations. The Technip Energies Group has not changed the processes used to manage its risks from previous periods. Investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets.

The Technip Energies Group’s pension investment strategy emphasizes maximizing returns consistent with balancing risk. Excluding its international plans with insurance-based investments, 100% of the Technip Energies Group total pension plan assets represent the overfunding from the Netherlands defined benefit plans. These plans are primarily invested in equity securities to maximize the long-term returns of the plans.

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On December 31, 2017, the Technip Energies Group amended the retirement plans (the ‘‘Plans’’) to freeze benefit accruals for all participants of the plans as of December 31, 2017. After that date, participants in the plans will no longer accrue any further benefits and participants’ benefits under the plans will be determined based on credited service and eligible earnings as of December 31, 2017.

Non-U.S.-based employees are eligible to participate in the Technip Energies Group-sponsored or government- sponsored benefit plans. Several of the non-U.S. defined benefit pension plans sponsored by the Technip Energies Group provide for employee contributions; the remaining plans are noncontributory. The most significant of these plans are in France, Germany, Italy, the Netherlands, and the United Arab Emirates.

The Technip Energies Group expects to contribute approximately €1.4 million to its European pension plans, representing primarily the French, German, Italian, Netherlands and UAE qualified pension plans in 2020. All of the contributions are expected to be in the form of cash.

The following table summarizes expected benefit payments as of December 31, 2019 from the various pension and post-retirement benefit plans through 2029. Actual benefit payments may differ from expected benefit payments.

(In millions)	Expected benefit payments
2020	€14.6
2021	9.8
2022	10.1
2023	10.4
2024	11.4
2025-2029	56.4
Total	€112.7

18.2	Net benefit expense recognized in the combined statements of income

The net benefit expense recognized in the statement of income is as follows:

(In millions)	2019	2018	2017
Current service cost	€8.6	€8.1	€8.0
Financial cost	4.2	3.9	3.9
Interest income	(1.9)	(1.9)	(1.8)
Net actuarial gain (loss) recognized on long-term benefits	(0.4)	—	(0.1)
Net benefit expense as recorded in the combined statements of income	€10.5	€10.1	€10.0

18.3	Defined benefit asset (liability) recognized in the combined statement of financial position

The liability as recorded in the combined statement of financial position is as follows:

	2019			2018			2017
(In millions)	Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Obligation	Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Obligation	Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Obligation

As of January 1	€228.6	€109.1	€119.5	€215.3	€102.4	€112.9	€226.3	€107.5	€118.8
Expense as recorded in the statement of income	12.4	1.9	10.5	12.0	1.9	10.1	11.8	1.8	10.0
Total current service cost	8.7	—	8.7	8.1	—	8.1	8.0	—	8.0
Net financial costs	4.2	1.9	2.3	3.9	1.9	2.0	3.9	1.8	2.1
Actuarial losses of the year	(0.4)	—	(0.4)	—	—	—	(0.1)	—	(0.1)
Actuarial loss recognized in other comprehensive income	23.2	14.9	8.3	3.8	5.7	(1.9)	(1.4)	(1.9)	0.5

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	2019			2018			2017
		Fair	Net		Fair	Net		Fair	Net
	Defined	Value of	Defined	Defined	Value of	Defined	Defined	Value of	Defined
	Benefit	Plan	Benefit	Benefit	Plan	Benefit	Benefit	Plan	Benefit
(In millions)	Obligation	Assets	Obligation	Obligation	Assets	Obligation	Obligation	Assets	Obligation
Actuarial loss on defined benefit obligation.	23.2	14.9	8.3	3.8	5.7	(1.9)	(1.4)	(1.9)	0.5
- Experience	(5.3)	—	(5.3)	6.7	—	6.7	(0.3)	—	(0.3)
- Financial assumptions	(0.3)	—	(0.3)	(1.9)	—	(1.9)	(1.1)	—	(1.1)
- Demographic assumptions	28.8	—	28.8	(1.0)	—	(1.0)	—	—	—
Actuarial gain (loss) on plan assets	—	14.9	(14.9)	—	5.7	(5.7)	—	(1.9)	1.9
Contributions and benefits paid	(9.5)	(2.7)	(6.8)	(11.3)	(2.6)	(8.7)	(13.8)	(2.3)	(11.5)
Contributions by employer	—	1.4	(1.4)	—	1.4	(1.4)	—	1.4	(1.4)
Benefits paid by employer	(5.4)	—	(5.4)	(7.3)	—	(7.3)	(10.1)	—	(10.1)
Benefits paid from plan assets	(4.1)	(4.1)	—	(4.0)	(4.0)	—	(3.7)	(3.7)	—
Exchange difference and other	1.8	0.1	1.7	4.1	1.7	2.4	(7.6)	(2.7)	(4.9)
As of December 31	€256.5	€123.3	€133.2	€223.9	€109.1	€114.8	€215.3	€102.4	€112.9

At December 31, 2019, 2018 and 2017, the discounted defined benefit obligation included €136.2 million, €122.7 million and €116.7 million for funded plans and €120.2 million, €101.2 million and €98.6 million for unfunded plan assets, respectively.

18.4	Actuarial assumptions

	Discount Rate	Future Salary Increase (above Inflation Rate)	Healthcare Cost Increase Rate	Inflation Rate
December 31, 2019	From 0.60% to 2.70%	From 2.10% to 3.60%	NA	From 1.60% to 2.10%
December 31, 2018	From 1.30% to 3.80%	From 1.90% to 3.70%	NA	From 1.70% to 2.30%
December 31, 2017	From 1.30% to 3.10%	From 1.80% to 3.70%	NA	From 1.70% to 2.80%

The discount rate as of the Eurozone of December 31, 2019 is determined by holding the benefit flows of services expected from the plans and by using a curve of yield built from a wide basket of bonds of companies of high quality (noted AA). In the countries where the market bonds of companies of high quality is insufficiently deep, the discount rates are measured in reference to governmental rates.

The references and sources used to determine the discount rates as of December 31, 2019 remain unchanged compared to 2018 and 2017. A 0.25% decrease in the discount rate would increase the defined benefit obligation by approximately 3.5%. A 0.25% increase in the inflation rate would decrease the defined benefit obligation by approximately 3.4%.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant.

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NOTE 19. PROVISIONS (CURRENT AND NON-CURRENT)

The principles used to evaluate the amounts and types of provisions for liabilities and charges are described in Note 1.

Movements in provisions at December 31, 2019 were as follows:

(In millions)	As of December 31, 2018	Increase	Used Reversals	Unused Reversals	Other	As of December 31, 2019
Litigation	€4.9	€3.7	€(1.9)	€—	€—	€6.7
Restructuring Obligations	—	1.8	(0.3)	(1.8)	6.1	5.8
Provisions for claims	5.6	2.2	—	—	(0.1)	7.7
Other non-current provisions	22.0	2.1	(4.6)	(0.1)	(12.4)	7.0
Total non-current provisions	32.5	9.8	(6.8)	(1.9)	(6.4)	27.2
Contingencies related to contracts	38.5	8.4	(4.6)	(5.5)	0.5	37.3
Litigation	302.7	0.1	(259.8)	—	18.8	61.8
Restructuring Obligations(1)	—	—	(2.2)	—	4.5	2.3
Provisions for claims	13.3	5.0	(18.0)	—	—	0.3
Other current provisions	43.7	16.7	(11.2)	(13.5)	(24.4)	11.3
Total current provisions	398.2	30.2	(295.8)	(19.0)	(0.6)	113.0
Total provisions	€430.7	€40.0	€(302.6)	€(20.9)	€(7.0)	€140.2

Movements in provisions as at December 31, 2018 were as follows:

(In millions)	As of December 31, 2017	Increase	Used Reversals	Unused Reversals	Other	As of December 31, 2018
Litigation	€3.7	€1.0	€(0.9)	€—	€1.1	€4.9
Provisions for claims	8.2	—	—	(2.6)	—	5.6
Other non-current provisions	30.0	14.1	(22.6)	(9.2)	9.7	22.0
Total non-current provisions	41.9	15.1	(23.5)	(11.8)	10.8	32.5
Contingencies related to contracts(2)	79.0	15.6	(10.4)	(28.1)	(17.6)	38.5
Litigation(1).	23.0	224.7	(0.1)	—	55.1	302.7
Provisions for claims	16.3	—	(3.0)	—	—	13.3
Other current provisions	64.9	48.7	(34.0)	(20.3)	(15.6)	43.7
Total current provisions	183.2	289.0	(47.5)	(48.4)	21.9	398.2
Total provisions	€225.1	€304.1	€(71.0)	€(60.2)	€32.7	€430.7

(1)	A provision of €220.8 million was recorded in 2018 regarding the DOJ related to investigation of offshore platform projects awarded between 2003 and 2007, performed in Brazil by a joint venture company in which the Technip Energies Group was a minority participant, and also certain other projects performed by the members of the Technip Energies Group in Brazil between 2002 and 2013. Refer to Note 22 for detailed description.

(2)	Provisions recognized on contingencies on contracts are related to claims on completed contracts.

Movements in provisions as at December 31, 2017 were as follows:

(In millions)	As of January 01, 2017	Increase	Used Reversals	Unused Reversals	Other	As of December 31, 2017
Litigation	€2.3	€0.8	€(0.2)	€—	€0.8	€3.7
Provisions for claims	22.9	0.1	(14.8)	—	—	8.2
Other non-current provisions	70.0	7.1	(30.6)	(7.4)	(9.1)	30.0
Total non-current provisions	95.2	8.0	(45.6)	(7.4)	(8.3)	41.9
Contingencies related to contracts(1)	208.8	22.7	(21.8)	(117.3)	(13.4)	79.0
Litigation	27.3	3.2	—	(3.3)	(4.2)	23.0
Provisions for claims	24.4	10.8	(18.8)	—	(0.1)	16.3
Other current provisions	60.1	50.1	(13.0)	(13.0)	(19.3)	64.9
Total current provisions	320.6	86.8	(53.6)	(133.6)	(37.0)	183.2
Total provisions	€415.8	€94.8	€(99.2)	€(141.0)	€(45.3)	€225.1

(1)	Provisions recognized on contingencies on contracts which maturity cannot be precisely determined are usually presented in the less than one-year category.

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NOTE 20. OTHER LIABILITIES (CURRENT AND NON-CURRENT)

The following table provides a breakdown of other current liabilities:

	December 31,
(In millions)	2019	2018	2017
Redeemable financial liabilities	€115.0	€151.1	€58.1
Current financial liabilities at FVTPL, total	115.0	151.1	58.1
Accruals on completed contracts	65.7	67.1	106.8
Other taxes payable	82.6	106.3	105.1
Social security liability	36.9	34.8	36.3
Payables on litigation settlement(1)	59.7	—	—
Other	36.6	71.0	90.2
Other current liabilities, total	281.5	279.2	338.4
Total other current liabilities	€396.5	€430.3	€396.5

(1)	As part of this resolution, we entered into a three-year Deferred Prosecution Agreement. Refer to Note 22 for detailed description. The remaining unpaid balance pursuant to the Deferred Prosecution Agreement was reversed from provisions and recorded in other current liabilities and other non-current liabilities.

The following table provides a breakdown of other non-current liabilities:

	December 31,
(In millions)	2019	2018	2017
Redeemable financial liabilities	€124.3	€205.7	€202.0
Non-current financial liabilities at FVTPL, total	124.3	205.7	202.0
Subsidies	3.2	3.6	3.7
Payables on litigation settlement	59.7	—	—
Other	32.5	56.8	37.8
Other non-current liabilities, total	95.4	60.4	41.5
Total other non-current liabilities	€219.7	€266.1	€243.5

A mandatorily redeemable financial liability was recognized in 2016 to account for the fair value of the non-controlling interests in the equity of legal contract entities of the Technip Energies Group that own and account for the design, engineering and construction of the Yamal LNG plant. This financial liability is periodically revaluated to its fair value, in order to reflect current expectations about the obligation. The Technip Energies Group recognized a charge of €377.9 million, €273.8 million and €261.0 million in 2019, 2018 and 2017, respectively. Changes in the fair value of the financial liability are recorded as interest expense on the combined statements of income and are reflected in other adjustments to reconcile net (loss) profit to cash provided (required) by operating activities. Pursuant to payments of €502.7 million, €191.8 million and €139.4 million during the year in 2019, 2018 and 2017, respectively, the amount of the Yamal LNG redeemable financial liability as at December 31 was €239.3 million, €356.8 million and €260.1 million in 2019, 2018 and 2017 respectively.

NOTE 21. ACCOUNTS PAYABLE, TRADE

Trade payables amounted to €1,199.3 million, €1,132.3 million and €1,878.1 million as of December 31, 2019, 2018 and 2017 respectively. Trade payables maturities are linked to the operating cycle of contracts and mature within 12 months.

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NOTE 22. COMMITMENTS AND CONTINGENT LIABILITIES

Contingent liabilities associated with guarantees

In the ordinary course of business, the Technip Energies Group enters into standby letters of credit, performance bonds, surety bonds and other guarantees with financial institutions for the benefit of its customers, vendors and other parties. The majority of these financial instruments expire within five years. Management does not expect any of these financial instruments to result in losses that, if incurred, would have a material adverse effect on the Technip Energies Group’s combined financial position, results of operations or cash flows.

	December 31,
(In millions)	2019	2018	2017
Financial guarantees(a)	€148.8	€162.1	€164.5
Performance guarantees(b)	3,560.1	2,555.4	2,231.1
Maximum potential undiscounted payments	€3,708.9	€2,717.5	€2,395.6

(a)	Financial guarantees represent contracts that contingently require a guarantor to make payments to a guaranteed party based on changes in an underlying agreement that is related to an asset, a liability, or an equity security of the guaranteed party. These tend to be drawn down only if there is a failure to fulfill financial obligations.

(b)	Performance guarantees represent contracts that contingently require a guarantor to make payments to a guaranteed party based on another entity’s failure to perform under a nonfinancial obligating agreement. Events that trigger payment are performance-related, such as failure to ship a product or provide a service.

Contingent liabilities associated with legal matters

The Technip Energies Group is involved in various pending or potential legal actions or disputes in the ordinary course of business. Management is unable to predict the ultimate outcome of these actions because of their inherent uncertainty. However, management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on the Technip Energies Group’s combined financial position, results of operations or cash flows.

In late 2016, Technip was contacted by the DOJ regarding its investigation of offshore platform projects awarded between 2003 and 2007, performed in Brazil by a joint venture company in which Technip was a minority participant, and TechnipFMC has also raised with the DOJ certain other projects performed by Technip subsidiaries in Brazil between 2002 and 2013. The DOJ has also inquired about projects in Ghana and Equatorial Guinea that were awarded to Technip subsidiaries in 2008 and 2009, respectively. Technip Energies cooperated with the DOJ in its investigation into the potential violations of the U.S. Foreign Corrupt Practices Act (the ‘‘FCPA’’) in connection with these projects, and contacted and cooperated with the Brazilian authorities (the Federal Prosecution Service (the ‘‘MPF’’), the Comptroller General of Brazil (the ‘‘CGU’’) and the Attorney General of Brazil (the ‘‘AGU’’)) as relates to their investigation concerning the projects in Brazil and has also contacted and is cooperating with French authorities (the Parquet National Financier (the ‘‘PNF’’)) with their investigation about these existing matters.

A probable estimate of the aggregate settlement amount with all authorities of $260.0 million (€220.8 million) was recorded as a litigation provision in the year ended December 31, 2018 due to the progression of settlement negotiations to resolve the investigation into historical conduct by the regulatory authorities. See Note 19.

On June 25, 2019, TechnipFMC announced a global resolution to pay a total of $301.3 million to the DOJ, the SEC, the MPF, and the CGU/AGU to resolve these anti-corruption investigations (the share of this penalty endorsed by the Technip Energies group is $280.0 million). TechnipFMC will not be required to have a monitor and will, instead, provide reports on its anti-corruption program to the Brazilian and U.S. authorities for two and three years, respectively.

Contingent liabilities associated with liquidated damages

Some of the Technip Energies Group’s contracts contain provisions that require us to pay liquidated damages if the Technip Energies Group is responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a conforming claim under these provisions. These contracts define the conditions under which the customers of the Technip Energies Group may make claims against it for liquidated damages. Before adoption of IFRS 15, liquidated damages were recognized as contingent liabilities. Based upon the evaluation of the Technip Energies Group’s performance and other commercial and legal analysis, management believes that the Technip Energies Group has appropriately recognized probable liquidated damages at December 31, 2019 and 2018, and that the ultimate resolution of such matters will not materially affect its combined financial position, combined results of operations, or combined cash flows. For the accounting policy applicable to liquidated damages after adoption of IFRS 15, see Note 1.5.

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NOTE 23. FINANCIAL INSTRUMENTS

23.1	Financial assets and liabilities by category

Disclosures on financial instruments due to the adoption of IFRS 9 have not been restated as of December 31, 2017 as described in the section ‘‘Changes in accounting policies and disclosures’’ in Note 1.

The Technip Energies Group holds the following financial assets and liabilities:

	December 31, 2019
	Analysis by Category of Financial Instruments
(In millions)	Carrying Amount	At Fair Value through Profit or Loss	Assets/Liabilities at Amortized cost	At Fair Value through OCI
Trade receivables, net	€928.5	€—	€928.5	—
Other financial assets	47.0	25.8	21.2	—
Derivative financial instruments	16.4	7.2	—	9.2
Cash and cash equivalents	3,563.7	3,563.7	—	—
Due from TechnipFMC - Trade receivable	14.9	—	14.9	—
Due from TechnipFMC - Loans	1.1	—	1.1	—
Total financial assets	€4,571.6	€3,596.7	965.7	€9.2
Other current financial liabilities	115.0	115.0	—	—
Short-term debt	583.4	—	583.4	—
Accounts payable, trade	1,199.3	—	1,199.3	—
Derivative financial instruments	55.9	—	—	55.9
Other non-current financial liabilities	124.5	124.5	—	—
Due to TechnipFMC - Trade payable	20.3	—	20.3	—
Due to TechnipFMC - Loans	4.6	—	4.6	—
Total financial liabilities	€2,103.0	€239.5	€1,807.6	€55.9

	December 31, 2018
	Analysis by Category of Financial Instruments
(In millions)	Carrying Amount	At Fair Value through Profit or Loss	Assets/Liabilities at Amortized cost	At Fair Value through OCI
Trade receivables, net	€1,094.9	€—	€1,094.9	€—
Other financial assets	39.7	15.8	23.9	—
Derivative financial instruments	10.8	—	—	10.8
Cash and cash equivalents	3,669.6	3,669.6	—	—
Due from TechnipFMC - Trade receivable	23.0	—	23.0	—
Due from TechnipFMC - Loans	0.8	—	0.8	—
Total financial assets	€4,838.8	€3,685.4	€1,142.6	€10.8
Other current financial liabilities	151.1	151.1	—	—
Short-term debt	630.0	—	630.0	—
Accounts payable, trade	1,132.3	—	1,132.3	—
Derivative financial instruments	37.6	2.7	—	34.9
Other non-current financial liabilities	205.7	205.7	—	—
Due to TechnipFMC - Trade payable	74.8	—	74.8	—
Due to TechnipFMC - Loans	23.6	—	23.6	—
Due to TechnipFMC - Dividends	17.8	—	17.8	—
Total financial liabilities	€2,272.9	€359.5	€1,878.5	€34.9

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	December 31, 2017
	Analysis by Category of Financial Instruments
(In millions)	Carrying Amount	At Fair Value through Profit or Loss	Loans and Receivables	Available- for-Sale Financial Assets	Liabilities at Amortized Cost	Derivative Instruments
Other financial assets	€24.1	€—	€24.1	€—	€—	€—
Available-for-sale financial assets	23.0	—	—	23.0	—	—
Derivative financial instruments	19.1	—	—	—	—	19.1
Trade receivables, net	660.4	—	660.4	—	—	—
Cash and cash equivalents	4,058.7	4,058.7	—	—	—	—
Due from TechnipFMC – Trade receivable	22.8	—	22.8	—	—	—
Due from TechnipFMC – Loans	1.4	—	1.4	—	—	—
Total financial assets	€4,809.5	€4,058.7	€708.7	€23.0	€—	€19.1
Other non-current liabilities	202.0	202.0	—	—	—	—
Short-term debt	718.3	—	—	—	718.3	—
Accounts payable, trade	1,878.1	—	—	—	1,878.1	—
Derivative financial instruments	1.0	—	—	—	—	1.0
Other current financial liabilities	58.1	58.1	—	—	—	—
Due to TechnipFMC - Trade payable	26.8	—	—	—	26.8	—
Due to TechnipFMC – Loans	37.9	—	—	—	37.9	—
Total financial liabilities	€2,922.2	€260.1	€—	€—	€2,661.1	€1.0

The following explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the combined financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Technip Energies Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	December 31, 2019
(In millions)	Level 1	Level 2	Level 3	Total
Investments:
Nonqualified plan:
Traded securities	€25.8	€—	€—	€25.8
Money market fund	—	—	—	—
Stable value fund (2)	—	—	—	—
Held-to-maturity debt securities	—	—	—	—
Derivative financial instruments:				—
Foreign exchange contracts	—	16.5	—	16.5
Financial assets	€25.8	€16.5	€—	€42.3
Redeemable financial liability	€—	€—	€239.3	€239.3
Derivative financial instruments:				—
Foreign exchange contracts	—	55.9	—	55.9
Financial liabilities	€—	€55.9	€239.3	€295.2

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	December 31, 2018
(In millions)	Level 1	Level 2	Level 3	Total
Investments:
Traded securities	€15.8	€—	€—	€15.8
Derivative financial instruments:
Foreign exchange contracts	—	10.8	—	10.8
Financial assets	€15.8	€10.8	€—	€26.6
Redeemable financial liability	€—	€—	€356.8	€356.8
Derivative financial instruments
Foreign exchange contracts:	—	37.6	—	37.6
Financial liabilities	€—	€37.6	€356.8	€394.4

	December 31, 2017
(In millions)	Level 1	Level 2	Level 3	Total
Investments:
Available-for-sale securities	€23.5	€—	€—	€23.5
Derivative financial instruments
Foreign exchange contracts	—	19.1	—	19.1
Financial assets	€23.5	€19.1	€—	€42.6
Redeemable financial liability	€—	€—	€260.1	€260.1
Derivative financial instruments:
Foreign exchange contracts	—	1.0	—	1.0
Financial liabilities	€—	€1.0	€260.1	€261.1

During the financial years 2019, 2018 and 2017, there were no transfer between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Investments —The fair value measurement of quoted equity instruments is based on quoted prices that the Technip Energies Group has the ability to access in public markets.

Mandatorily redeemable financial liability—Management determined the fair value of the mandatorily redeemable financial liabilities using a discounted cash flow model. Refer to Note 20 for further information related to this liability. The key assumptions used in applying the income approach are the selected discount rates and the expected dividends to be distributed in the future to the noncontrolling interest holders. Expected dividends to be distributed are based on the noncontrolling interests’ share of the expected profitability of the underlying contract, the selected discount rate, and the overall timing of completion of the project. A decrease of one percentage point in the discount rate would have increased the liability by €2.9 million, €4.6 million and €5.9 million as of December 31, 2019, 2018 and 2017. The fair value measurement is based upon significant inputs not observable in the market and is consequently classified as a Level 3 fair value measurement.

Changes in the fair value of Level 3 mandatorily redeemable financial liabilities are presented in the below table. Over the periods presented, Technip Energies Group consolidated the total results of the Yamal entities and recorded a mandatorily redeemable financial liability representing the Group’s dividend obligation.

(In millions)	2019	2018	2017
Balance at January 1	€356.8	€260.1	€165.8
Expense recognized in statement of income	377.9	273.8	261.0
Settlements of mandatorily redeemable financial liability	(502.7)	(191.8)	(139.4)
Acquisition	—	—	—
Net foreign exchange differences	7,3	14.7	(27.3)
Balance at December 31	€239.3	€356.8	€260.1

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Fair value of debt—The fair values (based on Level 2 inputs) of the Technip Energies Group debt, carried at amortized cost, are presented in Note 17 Debt.

23.2	Derivative financial instruments

The management of the Technip Energies Group’s derivatives and hedge accounting was carried out centrally by TechnipFMC during 2019, 2018 and 2017. External derivative financial contracts entered into by TechnipFMC have been specifically assigned to the Technip Energies Group when these are directly attributable to the Technip Energies Group activities.

For purposes of mitigating the effect of changes in exchange rates, TechnipFMC holds derivative financial instruments to hedge the risks of certain identifiable and anticipated transactions and recorded assets and liabilities in its combined statement of financial position. The types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates. TechnipFMC’s policy is to hold derivatives only for the purpose of hedging risks associated with anticipated foreign currency purchases and sales created in the normal course of business and not for trading purposes where the objective is solely to generate profit.

Generally, TechnipFMC enters into hedging relationships such that changes in the fair values or cash flows of the transactions being hedged are expected to be offset by corresponding changes in the fair value of the derivatives. For derivative instruments that qualify as a cash flow hedge, the effective portion of the gain or loss of the derivative, which does not include the time value component of a forward currency rate, is reported as a component of other comprehensive income (‘‘OCI’’) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, any change in the fair value of those instruments are reflected in earnings in the period such change occurs.

As discussed in section 1.4 Derivatives in Note 1 the Technip Energies Group was assigned the following types of derivative instruments:

Foreign exchange rate forward contracts––The purpose of these instruments is to hedge the risk of changes in future cash flows of highly probable purchase or sale commitments denominated in foreign currencies and recorded assets and liabilities in the combined statement of financial position. At December 31, 2019, 2018 and 2017, the Technip Energies Group held the following material net positions:

	2019		2018		2017
	Net Notional Amount Bought (Sold)		Net Notional Amount Bought (Sold)		Net Notional Amount Bought (Sold)
(In millions)		EUR Equivalent		EUR Equivalent		EUR Equivalent

Australian dollar	189.9	118.7	204.9	126.3	150.0	97.7
Mexican peso	(300.0)	(14.1)	(250.0)	(11.1)	(163.0)	(6.9)
British pound	(204.1)	(239.8)	(208.9)	(233.6)	(101.0)	(113.8)
Canadian dollar	(5.0)	(3.4)	(9.0)	(5.8)	(3.0)	(2.0)
Euro	737.3	737.3	522.0	522.0	97.3	97.3
Malaysian ringgit	359.0	78.1	396.8	83.9	4.0	0.8
Norwegian krone	426.1	43.2	223.2	22.4	(280.0)	(28.5)
Singapore dollar	1.6	1.1	5.4	3.5	—	—
Japanese yen	4,376.7	35.9	8,158.1	64.9	(689.0)	(5.1)
U.S. dollar	(823.2)	(733.0)	(522.8)	(456.6)	(332.2)	(277.0)

Fair value amounts for all outstanding derivative instruments have been determined using available market information and commonly accepted valuation methodologies. Accordingly, the estimates presented may not be indicative of the amounts that we would realize in a current market exchange and may not be indicative of the gains or losses that the Technip Energies Group may ultimately incur when these contracts are settled.

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The following table presents the location and fair value amounts of derivative instruments reported in the combined statement of financial position:

	December 31, 2019		December 31, 2018		December 31, 2017
(In millions)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments
Foreign exchange contracts
Current - Derivative financial instruments	€7.9	€42.2	€7.7	€20.8	€10.0	€0.8
Long-term - Derivative financial instruments	€1.4	€13.7	€3.1	€14.1	€6.3	€0.2
Total derivatives designated as hedging instruments	€9.3	€55.9	€10.8	€34.9	€16.3	€1.0
Derivatives not designated as hedging instruments
Foreign exchange contracts
Current - Derivative financial instruments	7.1	—	—	2.7	2.8	—
Long-term - Derivative financial instruments			—	—	—	—
Total derivatives not designated as hedging instruments	7.1	—	—	2.7	2.8	—
Total derivatives	€16.4	€55.9	€10.8	€37.6	€19.1	€1.0

The Technip Energies Group recognized (losses)/ gains of €0.8 million, €(2.3) million and €0.5 million on cash flow hedges for the years ended December 31, 2019, 2018 and 2017, respectively, due to discontinuance of hedge accounting as it was probable that the original forecasted transactions would not occur. Cash flow hedges of forecasted transactions, net of tax, resulted in accumulated other comprehensive income (losses)/ gains of €(1.0) million, €(4.9) million and €22.5 million at December 31, 2019, 2018 and 2017, respectively. The Technip Energies Group expects to transfer (losses) of approximately €(3.1) million from accumulated OCI to earnings during the next 12 months when the anticipated transactions actually occur. All anticipated transactions currently being hedged are expected to occur by the second half of 2023.

The following tables present the location of gains (losses) in the combined statements of income related to derivative instruments designated as cash flow hedges:

	Gain (Loss) recognized in OCI
	(Effective Portion)
	Year Ended December 31,
(In millions)	2019	2018	2017
Foreign exchange contracts	€(1.0)	€(23.5)	€10.3

Location of cash flow hedge gain (loss) reclassified from	Gain (Loss) reclassified from accumulated
accumulated OCI into profit (loss)	OCI into profit (loss) (Effective portion)
	Year Ended December 31,
(In millions)	2019	2018	2017
Foreign exchange contracts
Other income (expense), net	€(5.0)	€7.7	€(8.5)
Total	€(5.0)	€7.7	€(8.5)

	Gain (Loss) recognized in profit
	(loss) (Ineffective portion and
Location of cash flow hedge gain (loss) recognized in profit (loss)	amount excluded from effectiveness testing)
	Year Ended December 31,
(In millions)	2019	2018	2017
Foreign exchange contracts
Other income (expense), net	€(18.0)	€(13.8)	€0.6
Total	€(18.0)	€(13.8)	€0.6

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The following table presents the location of gains (losses) in the combined statements of income related to derivative instruments not designated as hedging instruments:

	Gain (Loss) recognized in profit (loss) on
	derivatives (Instruments not designated
Location of gain (loss) recognized in profit (loss)	as hedging instruments)
	Year Ended December 31,
(In millions)	2019	2018	2017
Foreign exchange contracts
Other income (expense), net	€10.0	€(5.4)	€2.8
Total	€10.0	€(5.4)	€2.8

23.3	Offsetting financial assets and financial liabilities

The Technip Energies Group executes derivative contracts with counterparties that consent to a master netting agreement, which permits net settlement of the gross derivative assets against gross derivative liabilities. Each instrument is accounted for individually and assets and liabilities are not offset. As of December 31, 2019, 2018 and 2017, the Technip Energies Group had no collateralized derivative contracts.

The following tables present both gross information and net information of recognized derivative instruments:

	December 31, 2019			December 31, 2018			December 31, 2017
(In millions)	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount
Derivative assets	€16.4	€(8.5)	€7.9	€10.8	€(5.2)	€5.6	€19.1	€(0.6)	€18.5
Derivative liabilities	€55.9	€(8.5)	€47.4	€37.6	€(5.2)	€32.4	€1.0	€(0.6)	€0.4

NOTE 24. PAYROLL STAFF

As of December 31, 2019, 2018 and 2017 the Technip Energies Group had 14,769, 15,680 and 16,014 full-time employees respectively.

NOTE 25. RELATED PARTIES DISCLOSURES

Receivables, payables, revenues and expenses which are included in the combined financial statements for all transactions with related parties, defined as entities related to the Technip Energies Group’s directors and TechnipFMC’s main shareholders as well as the partners of the Technip Energies Group’s joint ventures and affiliates, were as follows.

25.1	Transactions with related parties and equity affiliates

Trade receivables consisted of receivables due from the following related parties:

	December 31,
(In millions)	2019	2018	2017
TP JGC Coral France SNC	€35.6	€27.5	€35.4
TTSJV WLL	19.9	—	—
Others	3.1	2.6	6.6
Total trade receivables	€58.6	€30.1	€42.0

TP JGC Coral France SNC is an equity method affiliate.

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Trade payables consisted of payables due to the following related parties:

	December 31,
(In millions)	2019	2018	2017
Chiyoda	€22.1	€61.1	€42.3
JGC Corporation	13.4	60.7	45.6
Others	2.5	1.8	3.9
Total trade payables	€38.0	€123.6	€91.8

JGC Corporation and Chiyoda are partners on the Yamal project.

Revenue consisted of amounts with the following related parties:

(In millions)	2019	2018	2017
TTSJV WLL	€113.9	€—	€—
TP JGC Coral France SNC	98.3	94.4	59.4
Anadarko Petroleum Company	13.9	3.1	—
Others	1.6	14.1	2.2
Total revenue	€227.7	€111.6	€61.6

A member of TechnipFMC Board of Directors serves on the Board of Directors of Anadarko Petroleum Company.

Expenses consisted of amounts with the following related parties:

(In millions)	2019	2018	2017
JGC Corporation	€18.6	€68.9	€44.0
Chiyoda	22.4	45.0	41.8
Institut français du pétrole (IFP)	—	—	—
Others	5.3	25.6	2.0
Total expenses	€46.3	€139.5	€87.8

25.2	Transactions with TechnipFMC

The Technip Energies Group maintains business relations with direct and indirect subsidiaries of TechnipFMC through its legal entities. During the reporting periods, the Technip Energies Group was integrated into the group-wide cash pooling arrangements that were managed centrally by TechnipFMC.

TechnipFMC’s business model includes a combination of stand-alone and combined business functions between TechnipFMC and the Technip Energies Group, varying by region and country. The combined financial statements of the Technip Energies Group include allocations of these costs between TechnipFMC and the Technip Energies Group. Such allocations are estimates, and also may not represent the cost of such services if performed on a stand-alone basis. See further description of costs allocations in Note 1.4 Principles applied in preparing the combined financial statements.

The combined statements of financial position include certain of TechnipFMC’s assets and liabilities that are specifically identifiable or otherwise attributable to the Technip Energies Group and will be transferred to the Technip Energies Group in connection with the Spin-off. Transactions other than trade receivables and payables between the Technip Energies Group and TechnipFMC are considered to be effectively settled at the time the transaction is recorded. The net effect of these transactions is included in the combined statements of cash flows as Net contributions from/ (distributions to) TechnipFMC.

The Invested Equity And Retained Earnings in the combined statements of financial position represents TechnipFMC’s historical investment in the Technip Energies Group, the net effect of allocations from transactions with TechnipFMC, net transfers of cash and assets to TechnipFMC and the Technip Energies Group’s accumulated retained earnings.

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The components of Net Contributions From / (Distributions To) TechnipFMC in the combined statement of changes in invested equity for all periods presented were as follows:

	December 31,
(In millions)	2019	2018	2017
Corporate allocations	€322.8	€314.7	€171.8
Change in the cash pooling balances	51.3	(78.2)	(1,029.0)
Goodwill	—	—	1,479.6
Dividends declared and cash settled to TechnipFMC	(527.8)	(232.8)	(74.3)
Net assets from/(to) parent for combinations and divestitures	—	(54.0)	39.9
Non-monetary (dividend to)/distribution from TechnipFMC	147.5	(379.9)	(60.8)
Total net contributions from / (distributions to) TechnipFMC per combined statements of changes in invested equity	€(6.1)	€(430.1)	€527.2

A reconciliation of Net Contributions From / (Distributions To) TechnipFMC to the corresponding amounts presented in the combined statement of cash flows for all periods presented is as follows:

	December 31,
(In millions)	2019	2018	2017
Net contributions from / (distributions to) TechnipFMC per combined statements of changes in invested equity	€(6.1)	€(430.1)	€527.2
Corporate allocations	(322.8)	(314.7)	(171.8)
Goodwill	—	—	(1,479.6)
Net assets from/(to) parent for combinations and divestitures	—	54.0	(39.9)
Other	(84.0)	(6.4)	(17.0)
Total net contributions from / (distributions to) TechnipFMC per combined statements of cash flows.	€(412.9)	€(697.2)	€(1,181.1)

Due from TechnipFMC consisted of:

	December 31,
(In millions)	2019	2018	2017
Trade receivable	€14.9	€23.0	€22.8
Loans due from TechnipFMC	1.1	0.8	1.4
Total financial assets due from TechnipFMC	€16.0	€23.8	€24.2

Trade and other receivable comprise items arising in the ordinary course of business. Loans due from TechnipFMC represent discrete loans separately negotiated between TechnipFMC and affiliates of the Technip Energies Group for various business and financing reasons during the reporting periods.

Due to TechnipFMC consisted of:

	December 31,
(In millions)	2019	2018	2017
Trade payables	€20.3	€74.8	€26.8
Loans due to TechnipFMC	4.6	23.6	37.9
Dividends due to TechnipFMC	—	17.8	—
Total financial liabilities due to TechnipFMC	€24.9	€116.2	€64.7

Trade and other payables comprise items arising in the ordinary course of business. Loans due to TechnipFMC represent discrete loans separately negotiated between TechnipFMC and the affiliates of the Technip Energies Group for various business and financing reasons during the reporting period. These loans are considered as related party loans in these combined financial statements.

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Related party revenue and operating expenses with TechnipFMC in the combined statement of income consisted of:

(In millions)	2019	2018	2017
Revenue	€48.4	€67.9	€32.7
Expenses	24.3	46.3	65.1
Dividends Income	€—	€6.1	€—

The Technip Energies Group’s revenues and expenses comprise items arising in the ordinary course of business. Expenses also include the allocation of general corporate expenses from TechnipFMC for certain management and support functions which are provided on a centralized basis within TechnipFMC.

25.3	Key management remuneration

Under IAS 24 -Related parties, remuneration paid to key management personnel including members of TechnipFMC’s Board of Directors must be disclosed. Since the Technip Energies Group has not had a separate management team during the periods presented the following table presents the share of employee benefits of TechnipFMC’s key management allocated to the Technip Energies Group and recognized in the combined financial statements. The share of key management remuneration benefits attributable to the Technip Energies Group was determined using an allocation key based on the number of employees.

Key management remuneration is as follows:

(In millions)	2019	2018	2017
Salaries, bonuses and fringe benefits	€0.5	€0.5	€0.5
Taxable benefits	—	0.1	0.1
Annual incentive	1.2	0.9	1.1
Long-term incentive awards	1.6	4.0	4.2
Pension related benefits	0.1	0.1	0.1
Total	€3.4	€5.6	€6.0

As the Technip Energies Group has not had its separate Board of Directors, no remuneration of the Board of Directors has been presented. As the Technip Energies Group did not operate as a stand-alone public company during the historical periods, the amounts presented above are not indicative of the Technip Energies Group’s key management compensation in the future.

NOTE 26. MARKET RELATED EXPOSURE

26.1	Liquidity risk

The Technip Energies Group was integrated into the liquidity management system of TechnipFMC in years 2019, 2018 and 2017. The primary objectives of liquidity management consist of meeting the continuing funding requirements of TechnipFMC global operations with cash generated by such operations and TechnipFMC’s existing commercial paper program.

Cash pooling and external financing are largely centralized at TechnipFMC. Funds are provided to TechnipFMC companies, including the members of the Technip Energies Group, as needed on the basis of an ‘‘in-house banking’’ solution.

The financing requirements of TechnipFMC companies are determined based on the basis of short- and medium-term liquidity planning. The financing of TechnipFMC is controlled and implemented centrally on a forward-looking basis in accordance with the planned liquidity requirements or surplus. Relevant planning factors taken into consideration include operating cash flow, capital expenditures, divestments, margin payments and the maturities of financial liabilities.

Operating cash flows

Operating activities provided €1,006.4 million and €507.1 million in 2019 and 2018, respectively. Our working capital balances can vary significantly depending on the payment and delivery terms on key contracts in our portfolio of projects. The year-over-year changes in operating cash flow were primarily due to the changes in trade receivables, net and contract assets, accounts payable trade, and net profit.

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Operating activities provided €507.1 million and €48.2 million in 2018 and 2017, respectively. The change was primarily due to changes in contract liabilities and other current assets and liabilities during 2018.

Investing cash flows

Investing activities used €36.8 million in 2019 primarily due to capital expenditures of €37.2 million.

Investing activities used €11.7 million in 2018 primarily due to capital expenditures of €11.0 million and cash divested of €12.1 million, partially offset by cash acquired in business acquisitions of €9.4 million.

Investing activities used €13.4 million in 2017, primarily due to capital expenditures of €19.0 million, partially offset by cash acquired in business acquisitions of €4.2 million.

Financing cash flows

Financing activities used €1,120.7 million and €992.5 million in 2019 and 2018, respectively. The increase in cash used for financing activities was primarily due to a €310.9 million increase in settlements of mandatorily redeemable financial liabilities.

Financing activities used €992.5 million and €770.3 million in 2018 and 2017, respectively. The increase in cash used for financing activities was primarily due to a €606.6 million reduction in borrowings and an increase in repayments of commercial paper, partially offset by a €483.9 million decrease of net distributions to TechnipFMC.

Commercial paper program and Credit facility

Under the commercial paper program, the Technip Energies Group has the ability to access up to €1.0 billion of financing through its commercial paper dealers. The Technip Energies Group had €580.0 million, €630.0 million, €718.0 million and €200.0 million of commercial paper issued under the facility at December 31, 2019, 2018 and 2017, respectively. Refer to Note 17 for more details.

The following is a summary of the credit facility at December 31, 2019:

			Commercial	Letters
(In millions)	Amount	Debt Outstanding	Paper Outstanding	of Credit	Unused Capacity	Maturity
Five-year revolving credit facility	€1,000.0	€—	€580.0	€—	€420.0	January 2023

Our available capacity under our Facility Agreement facility is reduced by any outstanding commercial paper.

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As of December 31, 2019, all restrictive covenants were in compliance under the Facility Agreement.

Undiscounted financial liabilities

The contractual, undiscounted repayment schedule of financial liabilities at December 31, 2019 is as follow:

(In millions)	2020	2021	2022	2023	2024	2025 and beyond	Total
Debt	€581.8	€—	€—	€—	€—	€—	€581.8
Accounts payable, trade	1,199.3	—	—	—	—	—	1,199.3
Derivative financial instruments	42.2	8.7	4.5	0.6	—	—	56.0
Redeemable financial liability	123.5	106.7	57.9	35.6	13.4	—	337.1
Due to TechnipFMC - Trade payable	20.3	—	—	—	—	—	20.3
Due to TechnipFMC - Loans	4.6	—	—	—	—	—	4.6
Total financial liabilities as of December 31, 2019	€1,971.7	€115.4	€62.4	€36.2	€13.4	€—	€2,199.1

The contractual, undiscounted repayment schedule of financial liabilities at December 31, 2018 is as follow:

(In millions)	2019	2020	2021	2022	2023	2024 and beyond	Total
Debt	€628.5	€—	€—	€—	€—	€—	€628.5
Accounts payable, trade	1,132.3	—	—	—	—	—	1,132.3
Derivative financial instruments	23.3	10.4	2.0	1.4	0.2	—	37.3
Redeemable financial liability	156.5	87.3	124.3	61.1	34.9	21.8	485.9
Due to TechnipFMC - Trade payable	74.8	—	—	—	—	—	74.8
Due to TechnipFMC - Loans	23.6	—	—	—	—	—	23.6
Total financial liabilities as of December 31, 2018	€2,039.0	€97.7	€126.3	€62.5	€35.1	€21.8	€2,382.4

The contractual, undiscounted repayment schedule of financial liabilities at December 31, 2017 is as follow:

(In millions)	2018	2019	2020	2021	2022	2023 and beyond	Total
Debt	€716.4	€—	€—	€—	€—	€—	€716.4
Accounts payable, trade	1,878.1	—	—	—	—	—	1,878.1
Derivative financial instruments	1.0	—	—	—	0.1	—	1.1
Redeemable financial liability	64.6	83.4	83.4	62.5	37.5	39.0	370.4
Due to TechnipFMC - Trade payable	26.8	—	—	—	—	—	26.8
Due to TechnipFMC - Loans	37.9	—	—	—	—	—	37.9
Total financial liabilities as of December 31, 2017	€2,724.8	€83.4	€83.4	€62.5	€37.6	€39.0	€3,030.7

26.2	Foreign currency exchange rate risk

The Technip Energies Group is integrated into the foreign currency risk management system of TechnipFMC. TechnipFMC conducts operations around the world in a number of different currencies. Many of the Technip Energies Group’s significant foreign subsidiaries have designated the local currency as their functional currency. Earnings are therefore subject to change due to fluctuations in foreign currency exchange rates when the earnings in foreign currencies are translated into Euros. The Technip Energies Group does not hedge this translation impact on earnings. A 10% increase or decrease in the average exchange rates of all foreign currencies at December 31, 2019, would have changed the Technip Energies Group’s revenue and profit (loss) before income taxes attributable to the Technip Energies Group by approximately €293.1 million and €22.3 million, respectively. A 10% increase or decrease in the average exchange rates of all foreign currencies at December 31, 2018, would have changed the Technip Energies Group’s revenue and profit (loss) before income taxes attributable to the Technip Energies Group by approximately €372.4 million and €2.3 million, respectively. A 10% increase or decrease in the average exchange rates of all foreign currencies at December 31, 2017, would have changed the Technip Energies Group’s revenue and profit (loss) before income taxes attributable to the Technip Energies Group by approximately €541.8 million and €19.7 million, respectively.

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When transactions are denominated in currencies other than the respective functional currencies of the applicable subsidiaries of the Technip Energies Group, the Technip Energies Group manages these exposures through the use of derivative instruments. The Technip Energies Group primarily uses foreign currency forward contracts to hedge the foreign currency fluctuation associated with firmly committed and forecasted foreign currency denominated payments and receipts. The derivative instruments associated with these anticipated transactions are usually designated and qualify as cash flow hedges, and as such the gains and losses associated with these instruments are recorded in other comprehensive income until such time that the underlying transactions are recognized. Unless these cash flow contracts are deemed to be ineffective or are not designated as cash flow hedges at inception, changes in the derivative fair value will not have an immediate impact on results of operations since the gains and losses associated with these instruments are recorded in other comprehensive income. When the anticipated transactions occur, these changes in value of derivative instrument positions will be offset against changes in the value of the underlying transaction.

When an anticipated transaction in a currency other than the functional currency of an entity is recognized as an asset or liability on the statement of financial position, we also hedge the foreign currency fluctuation of these assets and liabilities with derivative instruments after netting the Technip Energies Group’s exposures worldwide. These derivative instruments do not qualify as cash flow hedges.

Occasionally, the Technip Energies Group enters into contracts or other arrangements containing terms and conditions that qualify as embedded derivative instruments and are subject to fluctuations in foreign exchange rates. In those situations, the Technip Energies Group enters into derivative foreign exchange contracts that hedge the price or cost fluctuations due to movements in the foreign exchange rates. These derivative instruments are not designated as cash flow hedges.

For foreign currency forward contracts hedging anticipated transactions that are accounted for as cash flow hedges, a 10% increase in the value of the Euro would have resulted in an additional gain of €0.1 million in the net fair value of cash flow hedges reflected in the combined statement of financial position at December 31, 2019, and an additional loss of nil, nil and €0.1 million in the net fair value of cash flow hedges reflected in the combined statement of financial position at December 31, 2018 and 2017 respectively.

For certain committed and anticipated future cash flows and recognized assets and liabilities that are denominated in a foreign currency the Technip Energies Group may choose to manage risk against changes in the exchange rates, when compared against the functional currency, through the economic netting of exposures instead of derivative instruments. Cash outflows or liabilities in a foreign currency are matched against cash inflows or assets in the same currency such that movements in exchanges rates will result in offsetting gains or losses. Due to the inherent unpredictability of the timing of cash flows, gains and losses in the current period may be economically offset by gains and losses in a future period. All gains and losses are recorded in the combined statements of income in the period in which they are incurred. Gains and losses from the remeasurement of assets and liabilities are recognized in other income (expense).

26.3	Interest rate risk

The Technip Energies Group was generally financed using the TechnipFMC’s internal cash pooling system. Cash pooling balances earn and bear interest on normal market terms and conditions (rates of interest for specific maturities and currencies). Individual members of the Technip Energies Group that are not included in the TechnipFMC cash pool due to legal restrictions arrange financing independently or with discrete intercompany loans at arm’s length terms and conditions or deposit their excess liquidity with leading local banks.

The Technip Energies Group assesses effectiveness of forward foreign currency contracts designated as cash flow hedges based on changes in fair value attributable to changes in spot rates. The Technip Energies Group excludes the impact attributable to changes in the difference between the spot rate and the forward rate for the assessment of hedge effectiveness and recognize the change in fair value of this component immediately in earnings. Considering that the difference between the spot rate and the forward rate is proportional to the differences in the interest rates of the countries of the currencies being traded, the Technip Energies Group has exposure in the unrealized valuation of its forward foreign currency contracts to relative changes in interest rates between countries in its results of operations. Based on the Technip Energies Group’s portfolio as of December 31, 2019, the Technip Energies Group has material positions with exposure to interest rates in the United States, Canada, Australia, Brazil, the United Kingdom, Singapore, the European Community and Norway.

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The Technip Energies Group’s fixed rate borrowings include commercial paper and loans due to TechnipFMC. There are no floating rate borrowings.

	December 31,
(In millions)	2019	2018	2017
Commercial paper (Note 17)	€580.0	€630.0	€718.0
Bank borrowings and other (Note 17)	3.4	—	0.3
Loans due to TechnipFMC (Note 25)	€4.6	€23.6	€37.9
Total debt	€588.0	€653.6	€756.2

Sensitivity analysis as of December 31, 2019

As of December 31, 2019, the net short-term cash position of the Technip Energies Group (cash and cash equivalents, less short-term financial debts) amounted to €2,976.8 million. A 1% (100 basis points) increase in interest rates would generate an additional profit of €29.8 million before tax in the net cash position. A 1% (100 basis points) decrease in interest rates would generate a loss of the same amount.

Sensitivity analysis as of December 31, 2018

As of December 31, 2018, the net short-term cash position of the Technip Energies Group (cash and cash equivalents, less short-term financial debts) amounted to €3,016.8 million. A 1% (100 basis points) increase in interest rates would generate an additional profit of €30.2 million before tax in the net cash position. A 1% (100 basis points) decrease in interest rates would generate a loss of the same amount.

Sensitivity analysis as of December 31, 2017

As of December 31, 2017, the net short-term cash position of the Technip Energies Group (cash and cash equivalents, less short-term financial debts) amounted to €3,303.9 million. A 1% (100 basis points) increase in interest rates would generate an additional profit of €33.0 million before tax in the net cash position. A 1% (100 basis points) decrease in interest rates would generate a loss of the same amount.

26.4	Credit risk

Valuations of derivative assets and liabilities reflect the value of the instruments, including the values associated with counterparty risk. These values must also take into account the Technip Energies Group’s credit standing, thus including in the valuation of the derivative instrument the value of the net credit differential between the counterparties to the derivative contract. The methodology includes the impact of both counterparty and such entity’s own credit standing. Adjustments to derivative assets and liabilities related to credit risk were not material for any period presented.

By their nature, financial instruments involve risk, including credit risk, for non-performance by counterparties. Financial instruments that potentially subject the Technip Energies Group to credit risk primarily consist of trade receivables, contract assets, contractual cash flows from debt instruments (primarily loans), cash equivalents and deposits with banks, as well as derivative contracts. The Technip Energies Group manages the credit risk on financial instruments by transacting only with what management believes are financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties’ financial condition. The maximum exposure to credit loss in the event of non-performance by the counterparty is limited to the amount drawn and outstanding on the financial instrument. The Technip Energies Group mitigates credit risk on derivative contracts by executing contracts only with counterparties that consent to a master netting agreement, which permits the net settlement of gross derivative assets against gross derivative liabilities.

Since January 1, 2018 the Technip Energies Group has applied the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. Refer to Note 1.5 for accounting policies on impairment of trade receivables during 2019, 2018 and 2017.

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Credit risk exposure on trade receivables and contract assets using a provision matrix are set out as follows:

	December 31, 2019
	Days past due
(In millions)	Current	Less than 3 months	3 to 12 months	Over 1 year	Total Trade Receivables	Contract Assets
Net carrying amount	€632.1	€117.0	€11.4	€168.0	€928.5	€389.3
Weighted average expected credit loss rate	—	—	—	—	0.16%	0.16%

	December 31, 2018
	Days past due
(In millions)	Current	Less than 3 months	3 to 12 months	Over 1 year	Total Trade Receivables	Contract Assets
Net carrying amount	766.9	€88.5	€60.6	€178.9	€1,094.9	€272.0
Weighted average expected credit loss rate	—	—	—	—	0.14%	0.14%

	January 1, 2018
	Days past due
(In millions)	Current	Less than 3 months	3 to 12 months	Over 1 year	Total Trade Receivables	Contract Assets
Net carrying amount	389.6	€100.7	€55.2	€113.6	€659.1	€444.0
Weighted average expected credit loss rate	—	—	—	—	0.12%	0.12%

NOTE 27. COMPANIES INCLUDED IN THE SCOPE OF THE COMBINED FINANCIAL STATEMENTS

The combined financial statements of the Technip Energies Group represent the assets, liabilities, results and cash flows of the Technip Energies Business carved out from TechnipFMC. The combined financial statements include the current members of TechnipFMC that will form the Technip Energies Group, as well as the assets, liabilities, results and cash flows pertaining to the Technip Energies Group business activities carved-out from other existing members of TechnipFMC.

The legal entities comprising the Technip Energies Group, including principal subsidiaries, associates and joint ventures, are provided below:

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27.1	Principal subsidiaries

Company Name	Address	Interest held in % as of December 31, 2019
AUSTRALIA
Genesis Oil & Gas Consultants (Pty) Ltd	1120 Hay St, West Perth WA 6005	100

BELARUS
Technip Bel	Pobediteley avenue, 17, room 1009 220004 Minsk	100

BRAZIL
Cybernetix Produtos E Serviços Do Brasil Ltda.	Rua Dom Marcos Barbosa, nº 2, sala 402 20211-178 Rio de Janeiro	100
Genesis Oil & Gas Brasil Engenharia Ltda.	Rua Paulo Emídio Barbosa, 485, quadra 4 (parte), Cidade Universitária cidade e estado do Rio de Janeiro, CEP: 21941- 615	100

CHINA
Shanghai Technip Trading Company	10th Floor - Yunhai Mansion 200031 Shanghai	100
Technip Chemical Engineering (Tianjin) Co., Ltd.	10th Floor - Yunhai Mansion 200031 Shanghai	100
Technip Engineering Consultant (Shanghai) Co., Ltd	10th Floor - Yunhai Mansion 200031 Shanghai	100

FRANCE
Clecel SAS	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	100
Consorcio Intep SNC	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	90
Cybernetix SAS	Technopôle de Château-Gombert 13382 Marseille Cedex 13	100
Cyxplus SAS	Technopôle de Château-Gombert 13382 Marseille Cedex 13	100
Gydan LNG SNC	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	84
GYGAZ SNC	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	84.85
Middle East Projects International (Technip Mepi)	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	100
Safrel SAS	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	100
SCI les Bessons	Technopôle de Château-Gombert 13382 Marseille Cedex 13	100
Technip Corporate Services SAS	89, avenue de la Grande Armée 75116 Paris	100
Technip Eurocash SNC	89, avenue de la Grande Armée 75116 Paris	100
Technip France SA	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	100
Technip Ingenierie Defense SAS	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	100
Technip Normandie SAS	14 rue Linus Carl Pauling PAT La Vatine 76130 Mont-Saint-Aignan	100
Technipnet SAS	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	100
Yamal Services SAS (1)	89, avenue de la Grande Armée 75116 Paris	50
Yamgaz SNC (2)	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	50
FMC Loading Systems SAS	Route des Clérimois - 89100 Sens	100

GERMANY
Technip Offshore Wind Germany – GmbH	Friesstrasse 20 60388 Frankfurt am Main	100
Technip Zimmer GmbH	Friesstrasse 20 60388 Frankfurt am Main	100

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Company Name	Address	Interest held in % as of December 31, 2019
INDIA
Technip Global Business Services Private Limited	9th Floor, World Trade Tower (WTT) Tower-B C-1, Sector 16, Noida - 201301, U.P 201301 Noida	100
Technip India Limited	B-22, Okhla Phase, 1 Industrial Area 110020 New Delhi	100

ITALY
Consorzio Technip Italy Procurement Services - TIPS	68, Viale Castello della Magliana 00148 Rome	100
Technip Italy Direzione Lavori S.P.A.	68, Viale Castello della Magliana 00148 Rome	100
Technip Italy S.P.A.	68, Viale Castello della Magliana 00148 Rome	100
TPL - Tecnologie Progetti
Lavori S.P.A. In Liquidazione	68, Viale Castello della Magliana 00148 Rome	100

MALAYSIA
Genesis Oil & Gas Consultants Malaysia Sdn. Bhd.	Suite 13.03, 13th Floor 207 Jalan Tun Razak 50400 Kuala Lumpur	100
Technip Far East Sdn Bhd	Suite 13.03, 13th Floor 207 Jalan Tun Razak Kuala Lumpur 50400	100

MEXICO
Technip De Mexico S. De R.L. De C.V.	Vasco de Quiroga 3000 Edificio Calakmul piso 6 Colonia Santa Fe CP 01210 México, D.F. México	100

MOZAMBIQUE
FMC Technologies Mozambique Private Ltd	Distrito Urbano 1, Av. Zedquias Manganhela no 257, 5 Andar, Maputo Cidade, Mozambique, Mozambique	100

MYANMAR
Technip Myanmar Co. Ltd	No. 18 G/F, Ground Floor Tha Pyay Nyo Street ,Shin Saw Pu Quarter Sanchaung Township 11201	100

NETHERLANDS
Technip Energies N.V.	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton - Danton - 92400 Courbevoie	100
Technip Benelux B.V.	Afrikaweg 30 Zoetermeer 2713 AW	100
Technip EPG B.V.	Barbizonlaan 50 Capelle aan den Ijssel 2908 ME	100
Technip Oil & Gas B.V.	Afrikaweg 30 Zoetermeer 2713 AW	100

NEW-CALEDONIA - FRENCH

OVERSEAS TERRITORY
Technip Nouvelle-Caledonie	27 bis Avenue du Maréchal Foch - Galerie CENTER FOCH - Centre-Ville B.P. 4460 98847 NOUMEA	100

NORWAY
Genesis Oil And Gas Consultants Norway AS	Verksgata 1A 4013 Stavanger	100
Inocean AS	Bryggegata 3 0250 Oslo	51
Kanfa AS	Nye Vakas vei 80 1395 Hvalstad	100

PANAMA
Technip Overseas S.A.	East 53rd Street Marbella, Humboldt Tower 2nd Floor Panama	100

POLAND
Technip Polska Sp. Z o.o.	UI. Promyka 13/4 01-604 Warsaw	100

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Company Name	Address	Interest held in % as of December 31, 2019
RUSSIAN FEDERATION
Rus Technip LLC	Prechistenka, str. 40/2, building 1, office XXVII, 4th floor, 119034 Moscow	51
Technip Rus LLC	266 Litera O, Ligovsky Prospect 196084 St Petersburg	99.98

SAUDI ARABIA
Technip Saudi Arabia Limited	Dhahran Center Building - 5th Floor, Suite #501 31952 Al- Khobar	76
TPL Arabia	Dhahran Center Building - 5th Floor, Suite #501 31952 Al- Khobar	90

SINGAPORE
Technip Energies Singapore Pte. Ltd.	149 Gul Circle - 629605 Singapore	100

SOUTH AFRICA
Technip South Africa (Pty.) Ltd	34 Monkor Road - Randpark Ridge Randburg 2194	100

SPAIN
Technip Iberia, S.A.	Building n° 8 - Floor 4th Plaça de la Pau s/n World Trade Center - Almeda Park - Cornellà de Llobregat 08940 Barcelone	99.99

SWITZERLAND
Engineering Re AG	Basteiplatz 7 8001 Zurich	100
Technipetrol AG	Industriestrasse 13c CH-6304 Zug	100

THAILAND
Technip Engineering (Thailand) Co. Ltd	20th Floor - Suntowers Building A 123 Vibhavadee - Rangsit Road Chatuchak, Bangkok 10900	74

UNITED ARAB EMIRATES
Multi Phase Meters FZE	P. O. Box 262274, Jebel Ali Free Zone, Building LOB-14-Office 414, Dubai, United Arab Emirates, United Arab Emirates	100

UNITED KINGDOM
Coflexip (UK) Ltd	One St Paul’s Churchyard London EC4M 8AP	100
Cybernetix S.R.I.S. Limited	One St Paul’s Churchyard London EC4M 8AP	100
Genesis Oil & Gas Consultants Ltd	One St Paul’s Churchyard London EC4M 8AP	100
Genesis Oil And Gas Ltd	One St Paul’s Churchyard London EC4M 8AP	100
Technip E&C Limited	One St Paul’s Churchyard London EC4M 8AP	100
Technip PMC Services Limited	One St Paul’s Churchyard London EC4M 8AP	100
TechnipFMC Holdings Limited	One St Paul’s Churchyard London EC4M 8AP	100

UNITED STATES
Badger Licensing LLC	Corporation Service Company 251 Little Falls Drive Wilmington, DE 19808	100
Badger Technologies, LLC	c/o CT Corporation System 3867 Plaza Tower Baton Rouge, Louisiana, 70816	100
Badger Technology Holdings, LLC	c/o CT Corporation System 3867 Plaza Tower Baton Rouge, Louisiana, 70816	100
Deepwater Technologies Inc.	c/o The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801	75
Technip E&C, Inc.	c/o CT Corporation System 1999 Bryan Street, Suite 900 Dallas, Texas 75201	100
Technip Energy & Chemicals International, Inc.	c/o CT Corporation System 3867 Plaza Tower Baton Rouge, Louisiana, 70816	100
Technip Process Technology, Inc.	c/o CT Corporation System 3867 Plaza Tower Baton Rouge, Louisiana, 70816	100
Technip S&W Abu Dhabi, Inc.	c/o CT Corporation System 3867 Plaza Tower Baton Rouge, Louisiana, 70816	100

F-79

Company Name	Address	Interest held in % as of December 31, 2019
Technip S&W International, Inc.	c/o CT Corporation System 3867 Plaza Tower Baton Rouge, Louisiana, 70816	100
Technip Stone & Webster Process Technology, Inc	c/o The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801	100
Technip USA, Inc.	c/o The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801	100
The Red Adair Company, L.L.C.	c/o CT Corporation System 3867 Plaza Tower Baton Rouge, Louisiana, 70816	100

VENEZUELA
Inversiones Dinsa, C.A.	Avenida Principal de La Urbina, calle 1 con calle 2 Centro Empresarial INECOM, piso 1, oficina 1-1 La Urbina, Minicipio Sucre 1070 Caracas	100
Technip Velam, S.A.	Av. Principal con Calle 1 y Calle 2 Centro Empresarial Inecom Piso 1 - La Urbina 1060 Caracas	100

VIETNAM
Technip Vietnam Co., Ltd.	7F, Centec Tower Building 72-74 Nguyen Thi Minh Khai Street and 143-145B Hai Ba Trung Street, Ward 6, District 3, Ho Chi Minh City	100

(1)	TechnipFMC has an ownership interest in Yamal Services SAS of 150.002 shares (of a total outstanding 300.000 parts), or 50.0007%, and has obtained a majority interest and voting control over Yamal Services SAS and consolidated the entity effective December 31, 2016.

(2)	TFMC has an ownership interest in Yamgaz SNC of 200.002 shares (of total outstanding shares), or 50.0005%, and obtained a majority interest and voting control over Yamgaz SNC and consolidated the entity effective December 31, 2016.

27.2	Associates and joint ventures

Company Name	Address	Interest held in % as of December 31, 2019
BAHRAIN
TTSJV W.L.L.	Manama 323	36

BOSNIA AND HERZEGOVINA
Petrolinvest, D.D. Sarajevo	Tvornicka 3 71000 Sarajevo	33

BRAZIL
FSTP Brasil Ltda.	Rua da Candelária, 65, sala 1615 20091-906 Rio de Janeiro	25

CHINA
HQC - TP Co. Ltd	n° 7 Yinghuayuan Dongjie, Chaoyang District Pechino	49
Yamgaz Corporate Management Consultant (Shanghai) Co. Ltd	Room 1602 and 1604, No. 1329 Middle Huaihai Road, Xuhui Distric, Shanghai	50

COLOMBIA
Tipiel, S.A.	Calle 38 # 8-62 Piso 3 Santafe De Bogota D.C.	45.1

FRANCE
Novarctic SNC	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	33.33
South Tambey LNG(1)	5 place de la Pyramide 92088 La Défense Cedex	50
TP JGC Coral France SNC	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	50

INDONESIA
PT Technip Engineering Indonesia	Metropolitan Tower, 15th Floor, JL. R. A. Kartini Kav. 14 (T.B Simatupang), Cilandak Jakarta Selatan 12430	48.51

ITALY
TP - HQC S.R.L.	68, Viale Castello della Magliana 00148 Rome	51

F-80

Company Name	Address	Interest held in % as of December 31, 2019
KAZAKHSTAN
TKJV LLP	Flat 33, Building 98Y, Road 3901, Block 939, Manama - Bahrain	36

MALAYSIA
Technip Consultant (M) Sdn. Bhd	Suite 13.03, 13th Floor 207 Jalan Tun Razak 50400 Kuala Lumpur	25
Technip Geoproduction (M) Sdn. Bhd.	Suite 13.03, 13th Floor 207 Jalan Tun Razak 50400 Kuala Lumpur	31
Technip MHB Hull Engineering Sdn Bhd	Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia	50

MOZAMBIQUE
TP JGC Coral Mozambique	Avenida Vladimir Lenine 1123 - 7º andar Edifício Topázio Maputo	50

NETHERLANDS
Etileno XXI Holding B.V.	Kleine Houtweg 33 Haarlem 2012 CB	50
Etileno XXI Services B.V.	Prins Bernhardplein 200 Amsterdam 1097 JB	40

NORWAY
Marine Offshore AS	Vollsveien 17A 1327 Lysaker	51

PORTUGAL
TSKJ - Serviços De Engenharia, Lda.	Avenida Arriaga, numero trinta Terceiro andar - H Freguesia da Sé, Concelho do Funchal 9000-064 Funchal	25

SAUDI ARABIA
Technip Italy Spa & Dar Al Riyadh for Engineering Consulting	Khobar Business Gate, Tower B, 7th Floor, King Faisal Bin Abdul-Aziz Road, Al-Khobar, 34423, Saudi Arabia	60

SINGAPORE
FSTP Pte Ltd	50 Gul Road 629351 Singapore	25

THAILAND
Technip (Thailand) Ltd	20th Floor - Suntowers Building A 123 Vibhavadee - Rangsit Road Chatuchak, Bangkok 10900	49

UNITED ARAB EMIRATES
CTEP FZCO	Jebel Ali Free Zone - Office 10007 P.O. Box 261645 Dubai	40
Yemgas FZCO	Office LB 15312 Jebel Ali Free Zone - Dubai	33.33

UNITED STATES
Spars International Inc.	c/o CT Corporation System 1999 Bryan Street, Suite 900 Dallas, Texas 75201 USA	50

(1)	TFMC has an ownership interest in South Tambey LNG of 200.002 shares (of total outstanding shares), or 50.0005%, and obtained a majority interest and voting control over South Tambey and consolidated the entity effective December 31, 2016.

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NOTE 28. SUBSEQUENT EVENTS

The World Health Organization (WHO) declared an international public health emergency due to the outbreak of COVID-19 on January 30, 2020. The Technip Energies Group is closely monitoring the evolving situation that has since been characterized as a global pandemic, evaluating any potential impacts on its employees, contractors, suppliers and clients.

There have not been any material adverse impacts on the Technip Energies Group’s financial condition, results of operations, and cash flows as a result of COVID-19 and related volatility in the global equity markets. To date, there have been no contract cancellations nor has the Group been significantly impacted by any potential late penalties. The Technip Energies Group continues to monitor the effects of the pandemic, as well as the resulting disruption in economic activity. On October 7, 2020 we signed a Memorandum of Understanding with McPhy Energy S.A. (‘‘McPhy’’), a leading manufacturer and supplier of carbon-free hydrogen production and distribution equipment, pursuant to which we will jointly work on technology development and project implementation. Following a €180 million private placement offering, whose result was announced by McPhy on October 14, 2020, we also subscribed to 638,297 shares for €15 million that represents 2.29% of McPhy’s capital. Pursuant to the shares subscription agreement, we will receive representation on the Board of Directors, subject to approval at the next McPhy shareholders’ general meeting to be held on or before January 31, 2021.

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Independent auditor’s report

To the Board of Directors and Shareholders of TechnipFMC plc

In accordance with Commission Regulation (EC) n°809/2004, Technip Energies, a business of TechnipFMC plc, (“the Company”), will issue a prospectus in the context of an offer to the public and admission of equity securities to trading on the regulated market of Euronext.

Report on the audit of the combined financial statements

Our opinion

In our opinion, the combined financial statements, prepared for purposes of the prospectus, give a true and fair view of the financial position of the Company as at 31 December 2019, 31 December 2018 and 31 December 2017, and its financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the European Union (“EU-IFRS”).

What we have audited

The accompanying combined financial statements of the Company comprise:

•	the combined statements of income (loss) for the years ended 31 December 2019, 2018, and 2017;
•	the combined statements of comprehensive income (loss) for the years ended 31 December 2019, 2018 and 2017;
•	the combined statements of financial position as at 31 December 2019, 2018, and 2017;
•	the combined statements of cash flows for the years ended 31 December 2019, 2018 and 2017;
•	the combined statements of changes in invested equity for the years ended 31 December 2019, 2018 and 2017; and
•	the notes to the combined financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the combined financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of TechnipFMC and Technip Energies in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code). We have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Emphasis of Matter - Basis of accounting

We draw attention to the notes 1.3 “Basis of preparation” and 1.4 “Principles applied in preparing the combined financial statements” to the combined financial statements, which describe the key assumptions underlying the preparation of the Company’s combined financial statements and the fact that it has not operated as a single entity. These combined financial statements are, therefore, not necessarily indicative of results that would have occurred if the Company had operated as a single business during the years presented or of future results of the Company.

PricewaterhouseCoopers Audit, 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex

Téléphone: +33 (0)1 56 57 58 59, Fax: +33 (0)1 56 57 58 60, www.pwc.fr

Société d’expertise comptable inscrite au tableau de l’ordre de Paris - Ile de France. Société de commissariat aux comptes membre de la compagnie régionale de Versailles.Société par Actions Simplifiée au capital de 2 510 460 €. Siège social : 63 rue de Villiers 92200 Neuilly-sur-Seine. RCS Nanterre 672 006 483. TVA n° FR 76 672 006 483. Siret 672 006 483 00362. Code APE 6920 Z. Bureaux : Bordeaux, Grenoble, Lille, Lyon, Marseille, Metz, Nantes, Neuilly-Sur-Seine, Nice, Poitiers, Rennes, Rouen, Strasbourg, Toulouse.

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These combined financial statements are prepared in connection with the spin-off transaction described in note 1.1 “Background” to these combined financial statements.

Responsibilities of the Directors of TechnipFMC for the combined financial statements

The Directors of TechnipFMC are responsible for the preparation of the combined financial statements that give a true and fair view in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined financial statements, the Directors of TechnipFMC are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The combined financial statements were prepared based on information available as of the date they were approved by the Board of Directors, on November 6, 2020, in the context of the Covid-19 health crisis.

Auditor’s responsibilities for the audit of the combined financial statements

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Directors of TechnipFMC.
•	Conclude on the appropriateness of the use of the going concern basis of accounting by the Directors of TechnipFMC and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability to continue as a going concern of the Company. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the combined financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the combined financial statements, including the disclosures, and whether the combined financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

This report shall be governed by, and construed in accordance with, French law and professional standards applicable in France. The Courts of France shall have exclusive jurisdiction in relation to any claim, difference or dispute which may arise out of or in connection with our engagement letter or this report.

December 22, 2020

PricewaterhouseCoopers Audit

Edouard Demarcq

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INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

TECHNIP ENERGIES

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

1.	UNAUDITED COMBINED STATEMENTS OF INCOME (LOSS)

		Six Months Ended
		June 30,
(In millions)	Note	2020	2019
Revenue	3	€2,829.4	€2,594.5
Costs and expenses:
Cost of sales		2,290.8	1,996.8
Selling, general and administrative expense		205.0	196.7
Research and development expense		20.4	16.2
Impairment, restructuring and other expenses (income)		35.8	17.3
Merger transaction and integration costs		—	10.5
Total costs and expenses		2,552.0	2,237.5
Other income (expenses), net		(23.8)	(42.7)
Income from equity affiliates		5.0	1.7
Profit before financial expense, net and income taxes		258.6	316.0
Financial income		13.5	39.1
Financial expense		(88.6)	(208.9)
Profit before income taxes		183.5	146.2
Provision for income taxes	12	68.5	80.0
Net profit		115.0	66.2
Net (profit) loss attributable to noncontrolling interests		(4.7)	0.2
Net profit attributable to owners of the Technip Energies Group		€110.3	€66.4

The accompanying notes are an integral part of the interim condensed combined financial statements.

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2.	UNAUDITED COMBINED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	Six Months Ended
	June 30,	June 30,
(In millions)	2020	2019

Net Profit	€115.0	€66.2
Exchange differences on translating entities operating in foreign currency	24.8	(38.2)
Reclassification adjustment for net gains included in net profit	0.4	0.0
Cash-flow hedging	(15.6)	11.7
Income tax effect	5.2	(5.5)
Other comprehensive income (loss) to be reclassified to statement of income in subsequent years	14.8	(32.0)
Actuarial gains (losses) on defined benefit plans	(0.1)	0.2
Income tax effect	0.1	0.1
Other comprehensive income (loss) not being reclassified to statement of income in subsequent years	—	0.3
Other comprehensive income (loss), net of tax	14.8	(31.7)
Comprehensive income	129.8	34.5
Comprehensive (income) loss attributable to noncontrolling interest	(3.5)	0.1
Comprehensive income attributable to owners of the Technip Energies Group	€126.3	€34.6

The accompanying notes are an integral part of the interim condensed combined financial statements.

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3. UNAUDITED COMBINED STATEMENTS OF FINANCIAL POSITION

		June 30,	December 31,
(In millions)	Note	2020	2019
Assets
Investments in equity affiliates	6	€51.0	€53.1
Property, plant and equipment, net		95.2	108.4
Right-of-use asset		229.3	233.3
Goodwill	7	2,206.8	2,199.2
Intangible assets, net	7	112.1	114.1
Deferred income taxes		165.0	206.3
Derivative financial instruments	13	0.9	1.4
Other financial assets		49.6	47.0
Total non-current assets		2,909.9	2,962.8
Cash and cash equivalents		3,672.2	3,563.6
Trade receivables, net		942.3	928.5
Contract assets	4	362.3	389.3
Derivative financial instruments	13	11.7	15.0
Income taxes receivable		88.7	134.9
Advances paid to suppliers		140.5	127.8
Due from TechnipFMC	14	74.3	16.0
Other current assets		372.7	242.7
Total current assets		5,664.7	5,417.8
Total assets		€8,574.6	€8,380.6

Invested equity and liabilities
Invested equity and retained earnings		€2,049.3	€1,857.0
Accumulated other comprehensive loss		(39.4)	(62.6)
Equity attributable to owners of the Technip Energies Group		2,009.9	1,794.4
Noncontrolling interests		7.7	(10.0)
Total invested equity		2,017.6	1,784.4
Lease liability - operating non-current		237.7	216.4
Deferred income taxes		18.7	15.2
Accrued pension and other post-retirement benefits, less current portion		137.4	134.5
Derivative financial instruments	13	12.1	13.7
Non-current provisions	8	25.2	27.2
Other liabilities	8	142.8	219.7
Total non-current liabilities		573.9	626.7
Short-term debt	9	513.4	583.4
Lease liability - operating current		45.4	68.3
Accounts payable, trade		1,139.2	1,199.3
Contract liabilities	4	3,304.0	3,209.0
Accrued payroll		169.2	203.3
Derivative financial instruments	13	43.9	42.2
Income taxes payable		59.2	129.6
Current provisions	8	97.3	113.0
Due to TechnipFMC	14	279.7	24.9
Other current liabilities	8	331.8	396.5
Total current liabilities		5,983.1	5,969.5
Total liabilities		6,557.0	6,596.2
Total invested equity and liabilities		€8,574.6	€8,380.6

The accompanying notes are an integral part of the interim condensed combined financial statements.

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4.	UNAUDITED COMBINED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
(In millions)	2020	2019
Cash provided (required) by operating activities:
Net profit	€115.0	€66.2
Adjustments to reconcile net profit to cash provided (required) by operating activities
Depreciation and amortization	62.1	67.9
Corporate allocation	140.2	144.4
Employee benefit plan	7.0	5.2
Deferred income tax provision (benefit), net	18.1	(116.7)
Unrealized loss on derivative instruments and foreign exchange	8.5	6.8
Impairments	—	0.5
Income from equity affiliates, net of dividends received	(1.0)	1.1
Other	92.6	201.4
Changes in operating assets and liabilities, net of effects of acquisitions
Trade receivables, net and contract assets	105.7	235.2
Inventories, net	(1.7)	2.1
Accounts payable, trade	28.8	(226.4)
Contract liabilities	96.0	141.3
Income taxes payable (receivable), net	11.4	23.3
Trade receivable due from TechnipFMC	36.5	(30.0)
Other current assets and liabilities, net	(240.0)	71.4
Other noncurrent assets and liabilities, net	(5.9)	8.2
Cash provided by operating activities	473.3	601.9
Cash provided (required) by investing activities
Capital expenditures	(12.8)	(7.3)
Proceeds from sale of assets	0.4	—
Other	(8.0)	14.3
Cash provided (required) by investing activities	(20.4)	7.0
Cash provided (required) by financing activities
Net increase (repayment) in short-term debt	(2.2)	0.9
Net decrease in commercial paper	(67.0)	(283.5)
Proceeds from issuance of long-term debts	—	0.4
Dividends paid	(0.1)	(0.7)
Settlements of mandatorily redeemable financial liability	(122.9)	(195.2)
Payments for the principal portion of lease liabilities	(36.4)	(59.1)
Net proceeds from (repayment of) loans from TechnipFMC	41.8	(34.6)
Net distributions to TechnipFMC	(161.3)	(508.3)
Cash required by financing activities:	(348.1)	(1,080.1)
Effect of changes in foreign exchange rates on cash and cash equivalents	3.8	(30.6)
(Decrease) Increase in cash and cash equivalents	108.6	(501.8)
Cash and cash equivalents, beginning of period	3,563.6	3,669.6
Cash and cash equivalents, end of period	€3,672.2	€3,167.8

The accompanying notes are an integral part of the interim condensed combined financial statements.

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5.	UNAUDITED COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

	Invested	Accumulated
	Equity And	Other	Non-	Total
	Retained	Comprehensive	Controlling	Invested
(In millions)	Earnings	Income (Loss)	Interest	Equity
Balance as of December 31, 2018	€1,719.1	€(3.3)	€2.9	€1,718.7
Cumulative effect of initial application of IFRS 16	(2.3)	—	—	(2.3)
Net profit	66.4	—	(0.2)	66.2
Other comprehensive income (loss)	—	(31.8)	0.1	(31.7)
Net contribution from/ (distribution to) TechnipFMC	(123.9)	3.1	0.2	(120.6)
Other	—	—	(3.8)	(3.8)
Balance as of June 30, 2019	€1,659.3	€(32.0)	€(0.8)	€1,626.5

Balance as of December 31, 2019	€1,857.0	€(62.6)	€(10.0)	€1,784.4
Net profit	110.3	—	4.7	115.0
Other comprehensive income (loss)	—	16.0	(1.2)	14.8
Net contribution from/ (distribution to) TechnipFMC	82.0	7.2	14.5	103.7
Other	—	—	(0.3)	(0.3)
Balance as of June 30, 2020	€2,049.3	€(39.4)	€7.7	€2,017.6

The accompanying notes are an integral part of the interim condensed combined financial statements.

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6.	NOTES TO INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1. ACCOUNTING PRINCIPLES

1.1	Background

On August 26, 2019, TechnipFMC announced that its board of directors (the ‘‘TechnipFMC Board’’) had unanimously authorized the preparation to separate its Onshore/Offshore business segment (including its Genesis business, which TechnipFMC believes is a leader in front-end engineering and design (‘‘Genesis’’)), its Loading Systems business, one of the main suppliers of solutions for handling a complete range of fluids and gases at ambient, elevated, and cryogenic temperatures, and at the full spectrum of operating pressures (‘‘Loading Systems’’), and its Cybernetix business, a technology leader in teleoperated and robotics systems, asset integrity monitoring, and inspection for hostile environments and a provider of material testing and simulation services for complex materials behavior prediction (‘‘Cybernetix’’), into a newly formed company, which was subsequently named Technip Energies N.V. (‘‘Technip Energies’’). Loading Systems and Cybernetix have historically been a part of the Surface Technologies and Subsea business segments of TechnipFMC, respectively. The Onshore/Offshore business segment of TechnipFMC (including Genesis), Loading Systems, and Cybernetix are further referred to as the ‘‘Technip Energies Business’’. Technip Energies, together with its subsidiaries that will be contributed by TechnipFMC immediately prior to be Spin-off within the meaning of article 2:24b of the Dutch Civil Code, is referred to herein as the ‘‘Technip Energies Group’’.

In connection with the planned transaction, the Onshore/Offshore segment has been renamed to Technip Energies during the first half of 2020. Due to the COVID-19 pandemic, the significant decline in commodity prices, and the heightened volatility in global equity markets, on March 15, 2020, TechnipFMC announced the postponement of the completion of the transaction until the markets sufficiently recover. The transaction will be subject to general market conditions, regulatory approvals, consultation of employee representatives, where applicable, and final approval from TechnipFMC Board of Directors. Separation costs associated with the planned transaction during the six months ended June 30, 2020 have been incurred for €12.2 million.

The Interim Condensed Combined Financial Statements (‘‘interim condensed combined financial statements’’) comprise Condensed Combined Statements of Income, Condensed Combined Statements of Other Comprehensive Income, Condensed Combined Statements of Financial Position, Condensed Combined Statements of Cash Flows, Condensed Combined Statements of Changes in Invested Equity and Notes to Interim Condensed Combined Financial Statements for the six months ended June 30, 2020.

The interim condensed combined financial statements were prepared in Euros and all values are rounded to the nearest thousand, unless specified otherwise. For further explanations of Technip Energies and additional information reference is made to the audited combined financial statements for the years ended December 31, 2019, 2018 and 2017. The interim condensed combined financial statements should be read in conjunction with these combined financial statements.

These interim condensed combined financial statements were first approved on November 6, 2020 by the Board of Directors of TechnipFMC, with minor changes made subsequently where tabular disclosures were expanded in Note 14.2 and a non-IFRS financial measure was removed from Note 15.1 as part of the Company’s response to comments received from regulators.

Seasonality

The Technip Energies’ operation may be affected by variation from normal weather patterns, such as cooler or warmer summers and winters. Adverse weather conditions, such as hurricanes or extreme winter conditions, may interrupt or curtail our operations, or our customers’ operations, cause supply disruptions or loss of productivity and may result in a loss of revenue or damage to our equipment and facilities. This information is provided to allow for a better understanding of the results, however, management has concluded that this is not ‘‘highly seasonal’’ in accordance with IAS 34 ‘‘Interim Financial Reporting’’ (‘‘IAS 34’’).

1.2	Basis of preparation

The interim condensed combined financial statements are prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’) and endorsed by the European Union (‘‘EU’’), in particular, for interim financial information according to IAS 34, Interim Financial Reporting (‘‘IAS 34’’). The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the Technip Energies Group’s combined financial statements for the years ended December 31, 2019, 2018 and 2017, prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the IASB and endorsed by the EU. The accounting policies adopted are consistent with those of the previous fiscal year and corresponding interim reporting period.

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IFRS does not provide guidelines for the preparation of combined historical financial information, or for the specific accounting treatment set out below. Accordingly, in preparing the combined historical financial information, certain accounting conventions commonly used for the preparation of combined historical financial information have been applied. The term ‘‘combined financial statements’’ is used when referring to financial information prepared by aggregating financial statements of segments, separate entities or components of groups that fail to meet the definition of a ‘‘group’’ under IFRS 10 ‘‘Consolidated financial statements’’ (‘‘IFRS 10’’). A key assumption underlying the preparation of combined financial statements is that there is a binding element for the economic activities throughout the period. That binding element is not necessarily direct legal ownership, although common control is always present. The combined financial statements of the Technip Energies Group have been prepared by aggregating the financial information of Technip Energies Business that is bound together by common control but is not a legal group.

The combination principles and accounting policies applied in the interim condensed combined financial statements for the six-month periods ended June 30, 2020 and 2019 are in conformity with those we applied and detailed in the combined financial statements for the years ended December 31, 2019, 2018 and 2017, except for the estimation of income tax (Note 12).

1.3	Going concern

As required by IAS 1 ‘‘Presentation of Financial Statements’’ (‘‘IAS 1’’) in determining the basis of preparation for the interim condensed financial statements, we have considered the Technip Energies business activities, together with the factors likely to affect its future development, performance and position in order to assess whether the Technip Energies Group may adopt the going concern basis in preparing its interim financial statements.

The current and plausible future impact of COVID-19 on the Technip Energies Group activities and performance has been considered in preparing its going concern assessment. Whilst the situation is uncertain and evolving, Technip Energies has modelled potential severe but plausible impacts on revenues, profits and cash flows in its assessment. In preparing its assessment, management has considered the actual impact that COVID-19 has had on the business since the beginning of the outbreak and the related decline in revenues.

The Technip Energies Group has taken a series of cost reduction initiatives that extend to all businesses and support functions, in line with operating center level of activity.

The Technip Energies Group meets its working capital requirements through a combination of total liquidity of cash plus available non-utilized capacity under our Facility Agreement and commercial papers. For the purposes of the going concern assessment, the Technip Energies Group has only taken into account the available capacity under existing committed facilities. As of June 30, 2020, the Technip Energies Group has approximately €4.2 billion in total liquidity of cash (including €2.3 billion of cash held by joint ventures) plus available non-utilized capacity under our Facilities Agreement. The Liquidity risk section in Note 15 of the interim combined financial statements includes a summary of the Company’s financial position, cash flows, liquidity position and borrowing facilities.

The Technip Energies Group continues to maintain sufficient liquidity and meets its covenants under the Facilities Agreement as of June 30, 2020. See Note 9 for further details. As part of our cash flow modelling, we tested the possibility of the debt covenants being breached through the end of 2021. Under all the scenarios modelled, after taking mitigating actions as needed, our forecasts did not indicate breach on any of the future dates through the end of 2021.

Most of our cash is managed centrally and flowed through centralized bank accounts controlled and maintained by TechnipFMC globally and in many operating jurisdictions to best meet the liquidity needs of our global operations. We expect to meet the continuing funding requirements of our global operations with cash generated by such operations and our existing Facility Agreement. We expect cash flow from our operating activities to be positive for the full 2020 year.

Following its assessment, the Technip Energies Group has formed a judgement that there are no material uncertainties that cast doubt on the Technip Energies’ going concern status and that it is a reasonable expectation that the Technip Energies Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Technip Energies Group continues to adopt the going concern basis in preparing the interim combined financial statements.

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1.4	Changes in accounting policies

a) Standards, amendments and interpretations effective in 2020

The Company has applied the following standards and amendments for the first time in its interim condensed combined financial statements for the six-month ended June 30, 2020:

–	Definition of a Business—Amendments to IFRS 3 ‘‘Business Combinations’’ (‘‘IFRS 3’’);

–	Definition of Material—Amendments to IAS 1 and IAS 8 ‘‘Accounting Policies, Changes in Accounting Estimates and Errors’’ (‘‘IAS 8’’);

–	Interest rate benchmark reform—Amendments to IFRS 9 ‘‘Financial instruments’’ (‘‘IFRS 9’’), IAS 39 ‘‘Financial Instruments: Recognition and Measurement’’ (‘‘IAS 39’’) and IFRS 7 ‘‘‘Financial Instruments: Disclosures’’ (‘‘IFRS 7’’);

–	Revised Conceptual Framework for Financial Reporting.

The new standards and amendments did not have any impact on the Company’s accounting policies and did not require retrospective adjustments.

b) Standards, amendments and interpretations to existing standards that are issued, not yet effective and have not been early adopted as of June 30, 2020

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Company. The assessment of the impact of these new standards and interpretations is set out below.

IFRS 17 ‘‘Insurance Contracts’’

This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 ‘‘Insurance Contracts’’ (‘‘IFRS 17’’) will change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features. The new standard will be effective for annual periods beginning on or after January 1, 2023 with early application permitted. We are currently evaluating the impact of this standard on our combined financial statements and do not expect that the adoption of the standard will have a significant impact on our combined financial statements.

Amendments to IAS 1 ‘‘Presentation of financial statements’’ on classification of liabilities

These narrow-scope amendments to IAS 1, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability. The new amendments will be effective for annual periods beginning on or after January 1, 2022 with early application permitted. We are currently evaluating the impact of this amendment on our combined financial statements and do not expect that the adoption of the amendment will have a significant impact on our combined financial statements.

A number of narrow-scope amendments to IFRS 3, IAS 16, IAS 37 and some annual improvements on IFRS 1, IFRS 9, IAS 41 and IFRS 16

The new amendments will be effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Technip Energies Group is currently evaluating the impact of these amendments on our combined financial statements and do not expect that the adoption of these amendments will have a significant impact on our combined financial statements.

c) Use of critical accounting estimates, judgments and assumptions

The preparation of interim condensed combined financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as expenses.

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Actual outcomes and results could differ from those estimates and assumptions. Management believes that the allocation methodology used was reasonable and all allocations have been performed on a basis that reasonably reflects the services received by the Technip Energies Group, the cost incurred on behalf of the Technip Energies Group and the assets and liabilities of the Technip Energies Group. Although the combined financial statements reflect management’s best estimate of all historical costs related to the Technip Energies Group, this may however not necessarily reflect what the results of operations, financial position or cash flows of the Technip Energies Group would have been had the Technip Energies Group operated as an independent, publicly traded company for the periods presented, nor the future actual expenses and results of the Technip Energies Group on a standalone basis following the completion of the separation and the Spin-off.

Refer to Note 1.6 ‘‘Use of critical accounting estimates, judgments and assumptions’’ in the Technip Energies Group combined financial statements for the years ended December 31, 2019, 2018 and 2017 for a discussion of critical accounting estimates, judgments and assumptions. During the six months ended June 30, 2020, there were no changes to identified critical accounting estimates, judgments and assumptions.

Revenue Recognition

Adjustments to estimates of contract revenue, total contract cost, or extent of progress toward completion are often required as work progresses under the contract and as experience is gained, even though the scope of work required under the contract may not change. The nature of accounting for long-term contracts is such that refinements of the estimating process for changing conditions and new developments are continuous and characteristic of the process. Consequently, the amount of revenue recognized over time is sensitive to changes in our estimates of total contract costs. There are many factors, including, but not limited to, the ability to properly execute the engineering and design phases consistent with our customers’ expectations, the availability and costs of labor and material resources, productivity, and weather, all of which can affect the accuracy of our cost estimates, and ultimately, our future profitability.

During the six months ended June 30, 2020 and 2019, the Technip Energies Group recognized changes in estimates that had an impact on its margin in the amounts of €158.5 million and €227.3 million respectively. The changes in contract estimates are attributed to better than expected performance throughout the execution of projects.

NOTE 2. ACQUISITIONS AND DIVESTITURES

Significant business acquisitions and divestitures

Technip Energies did not have any significant acquisitions and divestitures during the six months ended June 30, 2020 and the six months ended June 30, 2019.

NOTE 3. REVENUE

The majority of the Technip Energies Group revenue is from long-term contracts associated with designing and manufacturing products and systems and providing services to customers involved in exploration and production of crude oil and natural gas.

Disaggregation of Revenue

The Technip Energies Group disaggregates revenue by geographic location and contract types.

	Six Months Ended
	June 30
(In millions)	2020	2019
Europe & Russia	€1,141.1	€1,145.8
Africa & Middle East	622.7	571.8
Asia Pacific	494.9	501.1
Americas	570.7	375.8
Total Revenue	€2,829.4	€2,594.5

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The following table represents revenue by contract type for each reportable business for the year ended June 30, 2020 and 2019.

	Six Months Ended
	June 30,
(In millions)	2020	2019
Project Delivery	€2,270.7	€1,975.5
Technology, Products and Services.	558.7	619.0
Total revenue	€2,829.4	€2,594.5

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts (contract assets), and billings in excess of costs and estimated earnings on uncompleted contracts (contract liabilities) on the combined statements of financial position.

Contract Assets—Contract Assets, previously disclosed as costs and estimated earnings in excess of billings on uncompleted contracts, include unbilled amounts typically resulting from sales under long-term contracts when revenue is recognized over time and revenue recognized exceeds the amount billed to the customer, and right to payment is not just subject to the passage of time. Amounts may not exceed their net realizable value. Costs and estimated earnings in excess of billings on uncompleted contracts are generally classified as current.

Contract Liabilities—The Technip Energies Group often receives advances or deposits from its customers, before revenue is recognized, resulting in contract liabilities.

The following table provides information about net contract assets (liabilities) as of June 30, 2020 and December 31, 2019:

	June 30,	December 31,		%
(In millions)	2020	2019	Change	change
Contract assets	€362.3	€389.3	€(27.0)	(6.9)
Contract (liabilities)	(3,304.0)	(3,209.0)	(95.0)	3.0
Net liabilities	€(2,941.7)	€(2,819.7)	€(122.0)	4.3

The decrease in our contract assets from December 31, 2019 to June 30, 2020 was primarily due to the timing of milestones.

The increase in contract liabilities was primarily due to additional cash received, excluding amounts recognized as revenue during the period.

In order to determine revenue recognized in the period from contract liabilities, the Technip Energies Group allocates revenue to the individual contract liability balance outstanding at the beginning of the period until the revenue exceeds that balance. Revenue recognized for the six months ended June 30, 2020 and 2019 that were included in the contract liabilities balance at December 31, 2019 and 2018 was €1,183.7 million and €1,037.0 million, respectively.

Net revenue recognized for the six months ended June 30, 2020 and 2019 from the Technip Energies Group’s performance obligations satisfied in previous periods had a favorable impact of €157.8 million and a favorable impact of €245.1 million, respectively. This primarily relates to changes in the estimate of the stage of completion that impacted revenue.

Transaction price allocated to the remaining unsatisfied performance obligations

Remaining unsatisfied performance obligations (‘‘RUPO’’ or ‘‘order backlog’’) represent the transaction price for products and services for which we have a material right but work has not been performed. Transaction price of the order backlog includes the base transaction price, variable consideration, and changes in transaction price. The order backlog table does not include contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed. The transaction price of order backlog related to unfilled, confirmed customer orders is estimated at each reporting date. As of June 30, 2020, the aggregate amount of the transaction price allocated to order backlog was €11,730.2 million.

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The following table details the order backlog as of June 30, 2020:

As of June 30, 2020
(In millions)	2020	2021	Thereafter
Total remaining unsatisfied performance obligations	€2,940.3	€4,950.1	€3,839.8

NOTE 4. SEGMENT INFORMATION

In the periods presented here, the Chief Executive Officer reviewed and evaluated the Technip Energies Group operating performance to make decisions about resource to be allocated and has been identified as the CODM. Utilizing the internal reporting information provided to the CODM, it has been determined that the Technip Energies Group has a single reporting segment.

Geographic sales were identified based on the location where products and services were delivered. Disaggregation of revenue by geographic location and contract types are presented in Note 3.

Revenue from Artic LNG exceeded 10% of total revenue during the first six months ended June 30, 2020. Revenue from Yamal LNG and Shell exceeded 10% of total revenue during the first six months ended June 30, 2019.

Location of property, plant and equipment, net by country is the following:

	June 30,	December 31,
(In millions)	2020	2019
United States	€26.8	€28.6
France	21.4	18.3
Italy	17.5	17.6
United Kingdom	3.8	4.5
All other countries	25.7	39.4
Total property, plant and equipment, net	€95.2	€108.4

NOTE 5. IMPAIRMENT, RESTRUCTURING AND OTHER EXPENSES

Goodwill and property, plant and equipment impairments

During the first six months ended June 30, 2020, no significant events occurred which might have caused to impair the carrying amount of goodwill or other intangible assets and property, plant and equipment. COVID-19 was not considered a trigger because it did not have material impact on the Group. Therefore, no impairment was recorded as of June 30, 2020. During the years ended December 31, 2019, the Technip Energies Group did not record goodwill or other intangible assets and property, plant and equipment impairment charge.

Restructuring and other expenses

During the six months ended June 30, 2020, amongst restructuring and other charges recorded, €26.2 million were related to COVID-19.

COVID-19 related expenses represent unplanned, one-off, incremental and non-recoverable costs incurred solely as a result of COVID-19 pandemic situation, which would not have been incurred otherwise. COVID-19 related expenses primarily included (a) employee payroll and travel, operational disruptions associated with quarantining, personnel travel restrictions to job sites and shutdown of manufacturing plants and sites; (b) supply chain and related expediting costs of accelerated shipments for previously ordered and undelivered products; (c) costs associated with implementing additional information technology to support remote working environments; and (d) facilities-related expenses to ensure safe working environments.

Prolonged uncertainty in energy markets could lead to further future reductions in capital spending from our customer base. In turn, this may lead to changes in our strategy. We will continue to take actions designed to mitigate the adverse effects of the rapidly changing market environment and expect to continue to adjust our cost structure to market conditions. If market conditions continue to deteriorate, we may record additional restructuring charges and additional impairments of our property, plant and equipment and equity method investments.

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NOTE 6. INVESTMENT IN EQUITY AFFILIATES, JOINT VENTURES AND OTHER PROJECTS CONSTRUCTION ENTITIES (YAMAL)

6.1	Investment in equity affiliates and joint ventures

The carrying amounts of the Technip Energies Group’s equity affiliates and joint ventures accounted for under the equity method amounted to €51.0 million and €53.1 million as of June 30, 2020 and December 31, 2019 respectively.

Main equity investments were as follows as of June 30, 2020 and December 31, 2019:

	June 30,		December 31,
	2020		2019
	Percentage	Carrying	Percentage	Carrying
	Owned	Value	Owned	Value
ENI Coral FLNG	50%	10.8	50%	13.3
BAPCO Sitra Refinery	36%	0.0	36%	(6.0)
Novarctic	33.3%	(2.1)	33.3%	0.5
Other		42.3		45.3
Total		51.0		53.1

ENI Coral FLNG is an affiliated company in the form of a joint venture between Technip SA and JGC Corporation and Samsung Heavy Industries, all partners in the TJS Consortium. ENI Coral FLNG was formed in 2017 when awarded a contract for the Engineering, Procurement, Construction, Installation, Commissioning and Start-up of the Coral South FLNG facility. The 50% investment has been accounted using the equity method.

Bapco Sitra Refinery is an affiliated company in the form of a joint venture between Technip SA and Samsung Engineering and Tecnicas Reunidas. Bapco Sitra Refinery was formed in 2018 when awarded a contract from Bahrain Petroleum Company for the Bapco Modernization Program (BMP) for the expansion of the capacity of the existing Sitra oil refinery in Bahrain’s Eastern coast. The 36% investment has been accounted using the equity method.

Novarctic is an affiliated company in the form of a joint venture between Technip SA and Saipem. The entity was formed in 2019 when awarded a contract from Novatek for three liquefied natural gas (LNG) trains to manage the construction located in the Gydan peninsula in West Siberia, Russia. The 33% investment has been accounted using the equity method.

The Technip Energies Group’s total net profit from equity affiliates and joint ventures was €5.0 million and €1.7 million as of June 30, 2020 and December 31, 2019 respectively.

The summarized financial information (at 100%) of these investments in joint ventures and associates is presented below for all entities as well as separately for the three major equity investments:

	Total for all JVs and associates		Bapco, Coral and Novarctic only
	June 30,	December 31,	June 30,	December 31,
(In millions)	2020	2019	2020	2019
Data at 100%
Cash and cash equivalents	€1,440.3	€974.5	€1,285.6	€811.2
Other current assets	347.0	119.1	231.3	49.7
Total current assets	1,787.3	1,093.6	1,516.9	860.9
Non-current assets	57.2	42.0	23.4	3.3

Total assets	€1,844.5	€1,135.6	€1,540.3	€864.2
Total equity	183.9	135.8	15.5	11.5
Total non-current liabilities	11.8	9.6	1.8	1.5
Total current liabilities	1,648.8	990.2	1,523.0	851.2
Total equity and liabilities	€1,844.5	€1,135.6	€1,540.3	€864.2

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Summarized statements of total comprehensive income (at 100%) are presented below:

	Total for all JVs and associates		Bapco, Coral and Novarctic only
	June 30,	June 30,	June 30,	June 30,
(In millions)	2020	2019	2020	2019
Data at 100%
Revenue	€740.3	€627.6	€722.8	€623.7
Interest income	13.7	2.5	11.7	1.8
Depreciation and amortization	(2.0)	—	(1.7)	—
Interest expense	(23.4)	(6.1)	(23.3)	(5.4)
Income tax expense (benefit)	1.4	(0.5)	1.4	(0.1)
Profit for the period	13.7	2.0	11.6	2.9
Other comprehensive income	(3.1)	1.0	(0.3)	0.0
Total comprehensive income	€10.6	€3.0	€11.3	€3.0

6.2	Other projects construction entities: Yamal

Various contract entities, along with our partners were established to execute the design, engineering and construction of the Yamal LNG project. Prior to 2017, the Yamal entities were accounted for under the equity method of accounting based on its previously held interests in each of these entities. Since 2017, Yamal entities total assets, liabilities and equity related to these entities were consolidated in the combined statement of financial position and results of operations of Technip Energies.

Yamal LNG contribution to the combined revenue is presented below:

(In millions)	June 30, 2020	June 30, 2019
Revenue	€149.3	€760.3

NOTE 7. GOODWILL AND INTANGIBLE ASSETS

The Technip Energies Group did not have any significant acquisitions during the six months ended June 30, 2020 and 2019.

NOTE 8. OTHER LIABILITIES AND PROVISIONS (CURRENT AND NON-CURRENT)

The following table provides a breakdown of other current liabilities:

	June 30,	December 31,
(In millions)	2020	2019

Redeemable financial liabilities	€82.6	€115.0
Current financial liabilities at FVTPL, total	82.6	115.0
Accruals on completed contracts	54.3	65.7
Other taxes payable	82.2	82.6
Social security liability	40.0	36.9
Payables on litigation settlement(1)	43.3	59.7
Other	29.4	36.6
Other current liabilities, total	249.2	281.5
Total other current liabilities	€331.8	€396.5

(1)	As part of this litigation settlement, we entered into a three-year Deferred Prosecution Agreement. Refer to Note 11 for detailed description. The remaining unpaid balance pursuant to the Deferred Prosecution Agreement was reversed from provisions and recorded in other current liabilities and other non-current liabilities

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The following table provides a breakdown of other non-current liabilities:

	June 30,	December 31,
(In millions)	2020	2019
Redeemable financial liabilities	€113.7	€124.3
Non-current financial liabilities at FVTPL, total	113.7	124.3
Subsidies	3.1	3.2
Payables on litigation settlement	—	59.7
Other	26.0	32.5
Other non-current liabilities, total	29.1	95.4
Total other non-current liabilities	€142.8	€219.7

The following table provides a breakdown of current and non-current provisions:

	June 30,	December 31,
(In millions)	2020	2019
Litigation	€5.3	€6.7
Restructuring obligations	5.6	5.8
Provisions for claims	8.9	7.7
Other non-current provisions	5.4	7.0
Total non-current provisions	25.2	27.2
Contingencies related to contracts	33.0	37.3
Litigation	35.5	61.8
Restructuring obligations	6.2	2.3
Provisions for claims	0.6	0.3
Other current provisions	22.0	11.3
Total current provisions	97.3	113.0
Total provisions	€122.5	€140.2

NOTE 9. DEBT (SHORT-TERM)

Short-term debt consisted of the following:

	June 30, 2020		December 31, 2019
	Carrying		Carrying
(In millions)	Amount	Fair Value	Amount	Fair Value

Commercial papers	€513.0	€513.0	€580.0	€580.0
Bank borrowings and other	€0.4	€0.4	€3.4	€3.4

Commercial paper—Under the commercial paper program, the Technip Energies Group has the ability to access €1.0 billion of short-term financing through commercial paper dealers. The commercial paper balance is related to commercial paper held by one of the Technip Energies Group’ subsidiaries for which it is the legal obligor. TechnipFMC holds additional commercial paper legally obligated by a subsidiary of TechnipFMC, and is therefore is not presented in the Technip Energies Group’ combined financial statement. TechnipFMC has historically accessed funds from its commercial paper program and a part of the Technip Energies Group’ cash generated from the Technip Energies Group operations have been used to pay back borrowings. Commercial paper borrowings are issued at market interest rates. As of June 30, 2020, the commercial paper borrowings had a weighted average interest rate of 0.06%.

Revolving credit facility—On January 17, 2017, a new $2.5 billion Facility Agreement was entered into between FMC Technologies, Inc., Technip Eurocash SNC (the ‘‘Borrowers’’), and TechnipFMC plc (the ‘‘Additional Borrower’’) with JPMorgan Chase Bank, National Association (‘‘JPMorgan’’), as agent and an arranger, SG Americas Securities LLC as an arranger, and the lenders party thereto, of which €1.0 billion were allocated to the Technip Energies Group to reflect the Revolving Credit Facility to be implemented in connection with the spin-off.

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The Facility Agreement provides for the establishment of a multicurrency, revolving credit facility, which includes a $1.5 billion letter of credit sub-facility. Subject to certain conditions, the Borrowers may request the aggregate commitments under the Facility Agreement be increased by an additional $500.0 million. On November 26, 2018, an extension was executed which extends the expiration date to January 2023.

Borrowings under the Facility Agreement bear interest at the following rates, plus an applicable margin, depending on currency:

–	U.S. dollar-denominated loans bear interest, at the Borrowers’ option, at a base rate or an adjusted rate linked to the London interbank offered rate (‘‘Adjusted LIBOR’’);

–	Sterling-denominated loans bear interest at Adjusted LIBOR; and

–	Euro-denominated loans bear interest at the Euro interbank offered rate (‘‘EURIBOR’’).

Depending on the credit rating of TechnipFMC, the applicable margin for revolving loans varies (i) in the case of Adjusted LIBOR and EURIBOR loans, from 0.820% to 1.300% and (ii) in the case of base rate loans, from 0.000% to 0.300%. The ‘‘base rate’’ is the highest of (a) the prime rate announced by JPMorgan, (b) the greater of the Federal Funds Rate and the Overnight Bank Funding Rate plus 0.5% or (c) one-month Adjusted LIBOR plus 1.0%. The Facility Agreement contains usual and customary covenants, representations and warranties and events of default for credit facilities of this type, including financial covenants requiring that the total capitalization ratio not exceed 60% at the end of any financial quarter. The Facility Agreement also contains covenants restricting the Borrowers’ ability and their subsidiaries’ ability to incur additional liens and indebtedness, enter into asset sales or make certain investments.

As of June 30, 2020, all restrictive covenants were in compliance under the Facility Agreement.

NOTE 10. INVESTED EQUITY AND SHARE-BASED COMPENSATION

10.1	Invested equity

The combined financial statements were prepared in accordance with principles described in Note 1.4 Principles applied in preparing the combined financial statements as disclosed in the Technip Energies Group’ combined financial statements for the years ended December 31, 2019, 2018 and 2017. The reserve Invested Equity and Retained Earnings is derived by aggregating the net assets of the Technip Energies Group’s direct and indirect subsidiaries and the net assets of the Technip Energies Group business activities conducted in direct and indirect subsidiaries of TechnipFMC. The reserve Accumulated Other Comprehensive Income (Loss) includes the impact from remeasurement of the net obligation from defined benefit plans, the effects of the measurement of cash flow hedges and the translation of foreign operations. Non-controlling interests amounted to €7.7 million, and

€(10.0) million as of June 30, 2020 and December 31, 2019, respectively.

10.2	Share-based compensation

During the years ended December 31, 2019, 2018 and 2017 and during the six months ended June 30, 2020 the Technip Energies Group employees participated in the TechnipFMC share-based payment programs. For the purposes of the combined financial statements, the expenses and obligations arising from share-based payment were recognized in the financial statements of those Technip Energies Group companies which incurred the expenses or obligations, respectively. In the case of holding companies, such as TechnipFMC, which provide services for the Technip Energies Group that have been reflected in the combined financial statements in the form of a service charge, the expenses arising from share-based payment were attributed directly or, where this was not possible, on the basis of appropriate cost allocation keys and recorded in the combined financial statements of the Technip Energies Group.

The historical costs incurred related to the share-based compensation plans related to the Technip Energies Group’s personnel on the basis of awards granted and the total share-based payment costs allocated to the Technip Energies Group in these interim condensed combined financial statements were €14.3 million and €14.5 million for the six months ended June 30, 2020 and 2019, respectively.

NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES

Contingent liabilities associated with guarantees—In the ordinary course of business, the Technip Energies Group enters into standby letters of credit, performance bonds, surety bonds and other guarantees with financial institutions for the benefit of its customers, vendors and other parties. The majority of these financial instruments expire within five years. Management does not expect any of these financial instruments to result in losses that, if incurred, would have a material adverse effect on The Technip Energies Group’s combined financial position, results of operations or cash flows.

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Guarantees consisted of the following:

	June 30,	December 31,
(In millions)	2020	2019
Financial guarantees(a)	€154.9	€148.8
Performance guarantees(b)	3,606.8	3,560.1
Maximum potential undiscounted payments	€3,761.7	€3,708.9

(a)	Financial guarantees represent contracts that contingently require a guarantor to make payments to a guaranteed party based on changes in an underlying agreement that is related to an asset, a liability, or an equity security of the guaranteed party. These tend to be drawn down only if there is a failure to fulfill financial obligations.
(b)	Performance guarantees represent contracts that contingently require a guarantor to make payments to a guaranteed party based on another entity’s failure to perform under a nonfinancial obligating agreement. Events that trigger payment are performance-related, such as failure to ship a product or provide a service.

Contingent liabilities associated with legal matters—The Technip Energies Group is involved in various pending or potential legal actions or disputes in the ordinary course of business. Management is unable to predict the ultimate outcome of these actions because of their inherent uncertainty. However, management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on the Technip Energies Group’s combined financial position, results of operations or cash flows.

In late 2016, Technip was contacted by the DOJ regarding its investigation of offshore platform projects awarded between 2003 and 2007, performed in Brazil by a joint venture company in which Technip was a minority participant, and TechnipFMC has also raised with the DOJ certain other projects performed by Technip subsidiaries in Brazil between 2002 and 2013. The DOJ has also inquired about projects in Ghana and Equatorial Guinea that were awarded to Technip subsidiaries in 2008 and 2009, respectively. Technip Energies cooperated with the DOJ in its investigation into the potential violations of the U.S. Foreign Corrupt Practices Act (the ‘‘FCPA’’) in connection with these projects, and contacted and cooperated with the Brazilian authorities (the Federal Prosecution Service (the ‘‘MPF’’), the Comptroller General of Brazil (the ‘‘CGU’’) and the Attorney General of Brazil (the ‘‘AGU’’)) as relates to their investigation concerning the projects in Brazil and has also contacted and is cooperating with French authorities (the Parquet National Financier (the ‘‘PNF’’)) with their investigation about these existing matters.

A probable estimate of the aggregate settlement amount with all authorities of $260.0 million (€220.8 million) was recorded as a litigation provision in the year ended December 31, 2018 due to the progression of settlement negotiations to resolve the investigation into historical conduct by the regulatory authorities.

On June 25, 2019, TechnipFMC announced a global resolution to pay a total of $301.3 million to the DOJ, the SEC, the MPF, and the CGU/AGU to resolve these anti-corruption investigations (the share of this penalty endorsed by the Technip Energies group is $280.0 million). TechnipFMC will not be required to have a monitor and will, instead, provide reports on its anti-corruption program to the Brazilian and U.S. authorities for two and three years, respectively.

Contingent liabilities associated with liquidated damages

Some of the Technip Energies Group’s contracts contain provisions that require us to pay liquidated damages if the Technip Energies Group is responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a conforming claim under these provisions. These contracts define the conditions under which the customers of the Technip Energies Group may make claims against it for liquidated damages. Before adoption of IFRS 15, liquidated damages were recognized as contingent liabilities. Based upon the evaluation of the Technip Energies Group’s performance and other commercial and legal analysis, management believes that the Technip Energies Group has appropriately recognized probable liquidated damages at June 30, 2020 and 2019, and that the ultimate resolution of such matters will not materially affect its combined financial position, combined results of operations, or combined cash flows.

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NOTE 12. INCOME TAXES

Technip Energies is incorporated in the Netherlands. However, for income tax purposes Technip Energies is resident in France. Therefore, Technip Energies earnings will be subject to tax at the French statutory tax rate of 32.02% (vs 34.43% in 2019).

The Technip Energies Group provision for income taxes for the six months ended June 30 2020, and 2019 reflected effective tax rates of 37.3% and 54.7% respectively. The year over year decrease in the effective tax rate for the six months ended June 30, 2020 and 2019 is primarily due to the decrease in the French income tax standard rate (from 34.43% to 32.02%) and a favorable mix of forecasted earnings.

The Technip Energies Group effective tax rate can fluctuate depending on its country mix of earnings, since the Technip Energies Group foreign earnings are generally subject to tax rates different than the one applicable in France.

NOTE 13. FINANCIAL INSTRUMENTS

13.1	Financial assets and liabilities by category

The Technip Energies Group holds the following financial assets and liabilities:

	June 30, 2020
	Analysis by Category of Financial Instruments
		At Fair Value	Assets/Liabilities	At Fair Value
	Carrying	through	at amortized	through
(In millions)	amount	Profit or Loss	cost	OCI

Trade receivables, net	€942.3	€—	€942.3	€—
Other financial assets	49.8	11.4	38.4	—
Derivative financial instruments	12.6	2.0	—	10.6
Cash and cash equivalents	3,672.2	3,672.2	—	—
Due from TechnipFMC – Trade receivable	68.6	—	68.6	—
Due from TechnipFMC – Loans	5.7	—	5.7	—
Total financial assets	€4,751.2	€3,685.6	€1,055.0	€10.6
Long-term debt, less current portion	—	—	—	—
Other current financial liabilities	82.6	82.6	—	—
Short-term debt and current portion of long-term debt	513.4	—	513.4	—
Accounts payable, trade	1,139.2	—	1,139.2	—
Derivative financial instruments	56.0	—	—	56.0
Other non-current financial liabilities	113.7	113.7	—	—
Due to TechnipFMC – Trade payable	215.4	—	215.4	—
Due to TechnipFMC – Loans	64.4	—	64.4	—
Total financial liabilities	€2,184.7	€196.3	€1,932.4	€56.0

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	December 31, 2019
	Analysis by Category of Financial Instruments
		At Fair Value	Assets/Liabilities	At Fair Value
	Carrying	through	at amortized	through
(In millions)	amount	Profit or Loss	cost	OCI

Trade receivables, net	€928.5	€—	€928.5	€—
Other financial assets	47.0	25.8	21.2	—
Derivative financial instruments	16.4	7.2	—	9.2
Cash and cash equivalents	3,563.7	3,563.7	—	—
Due from TechnipFMC – Trade receivable	14.9	—	14.9	—
Due from TechnipFMC – Loans	1.1	—	1.1	—
Total financial assets	€4,571.6	€3,596.7	€965.7	€9.2
Long-term debt, less current portion	—	—	—	—
Other current financial liabilities	115.0	115.0	—	—
Short-term debt and current portion of long-term debt	583.4	—	583.4	—
Accounts payable, trade	1,199.3	—	1,199.3	—
Derivative financial instruments	55.9	—	—	55.9
Other non-current financial liabilities	124.5	124.5	—	—
Due to TechnipFMC – Trade payable	20.3	—	20.3	—
Due to TechnipFMC – Loans	4.6	—	4.6	—
Total financial liabilities	€2,103.0	€239.5	€1,807.6	€55.9

The following explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the condensed combined financial statements. To provide an indication about the reliability of the inputs used in determining fair value, The Technip Energies Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	June 30, 2020
(In millions)	Level 1	Level 2	Level 3	Total
Investments:
Traded securities(a)	€11.4	€—	€—	€11.4
Derivative financial instruments:
Foreign exchange contracts	—	12.6	—	12.6
Financial assets	€11.4	€12.6	€—	€24.0
Redeemable financial liability	—	—	196.3	196.3
Derivative financial instruments:
Foreign exchange contracts	—	56.0	—	56.0
Financial liabilities	€—	€56.0	€196.3	€252.3

(a)	Includes equity securities, fixed income and other investments measured at fair value.

	December 31, 2019
(In millions)	Level 1	Level 2	Level 3	Total
Investments:
Traded securities(a)	€25.8	€—	€—	€25.8
Derivative financial instruments:
Foreign exchange contracts	—	16.5	—	16.5
Financial assets	€25.8	€16.5	€—	€42.3
Redeemable financial liability	—	—	239.3	239.3
Derivative financial instruments:
Foreign exchange contracts	—	55.9	—	55.9
Financial liabilities	€—	€55.9	€239.3	€295.2

(a)	Includes equity securities, fixed income and other investments measured at fair value.

F-103

The Technip Energies Group uses the following hierarchy for determining and disclosing the fair value of financial instruments depending on the valuation methods:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly;

•	Level 3: Unobservable inputs (e.g., a reporting entity’s own data).

The fair value of derivative financial instruments is estimated on the basis of valuations provided by bank counterparties or financial models commonly used in financial markets, using market data as of the statement of financial position date.

Due to their short maturities, the fair value of cash and cash equivalents is considered as being equivalent to carrying value.

During the half year ended 2020 and 2019, there were no transfer between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Investments—The fair value measurement of traded securities is based on quoted prices that The Technip Energies Group has the ability to access in public markets.

Mandatorily redeemable financial liability—The Technip Energies Group determined the fair value of the mandatorily redeemable financial liabilities using a discounted cash flow model. The key assumption used in applying the income approach is the selected discount rates and the expected dividends to be distributed in the future to the noncontrolling interest holders. Expected dividends to be distributed is based on the noncontrolling interests’ share of the expected profitability of the underlying contract, the selected discount rate, and the overall timing of completion of the project.

The fair value measurement is based upon significant unobservable inputs not observable in the market and is consequently classified as a Level 3 fair value measurement.

Changes in the fair value of Level 3 mandatorily redeemable financial liabilities is presented below.

	Six Months Ended
	June 30,	June 30,
(In millions)	2020	2019

Balance at beginning of the period	€239.3	€356.8
Add: Expenses recognized in the statements of income	78.4	199.0
Less: Settlements	(122.9)	(195.2)
Net foreign exchange differences	1.5	2.4
Balance at end of the period	€196.3	€363.0

Fair value of debt—The fair values (based on Level 2 inputs) of debt, carried at amortized cost, are presented in Note 9.

13.2	Derivative financial instruments

The management of the Technip Energies Group derivatives and hedge accounting was carried out centrally by TechnipFMC during the six months ended 2020 and 2019. External derivative financial contracts entered into by TechnipFMC have been specifically assigned to The Technip Energies Group when these are directly attributable to The Technip Energies Group activities.

For purposes of mitigating the effect of changes in exchange rates, TechnipFMC holds derivative financial instruments to hedge the risks of certain identifiable and anticipated transactions and recorded assets and liabilities in the condensed combined statement of financial position. The types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates. The Technip Energies Group’ policy is to hold derivatives only for the purpose of hedging risks associated with anticipated foreign currency purchases and sales created in the normal course of business and not for trading purposes where the objective is solely or partially to generate profit.

F-104

Generally, TechnipFMC enters into hedging relationships such that changes in the fair values or cash flows of the transactions being hedged are expected to be offset by corresponding changes in the fair value of the derivatives. For derivative instruments that qualify as a cash flow hedge, the effective portion of the gain or loss of the derivative, which does not include the time value component of a forward currency rate, is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, any change in the fair value of those instruments are reflected in earnings in the period such change occurs.

For further information on foreign currency risk exposure and management, refer to Note 15. The Technip Energies Group was assigned with the following types of derivative instruments:

Foreign exchange rate forward contracts—In general embedded derivative instrument are separated from the host contract if the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to those of the host contract and the host contract is not marked-to-market at fair value. The purpose of these instruments is to hedge the risk of changes in future cash flows of highly probable purchase or sale commitments denominated in foreign currencies and recorded assets and liabilities in the condensed combined statement of financial position. As of June 30, 2020 and December 31, 2019, The Technip Energies Group held the following material net positions:

	June 30, 2020				December 31, 2019
	Maturity				Maturity
	1-12	12-24	Beyond 24
(In millions except for rates)	months	months	months	Total	Total
Australian Dollar
National amount (LC)	198.3	—	—	198.3	189.9
Average forward rate (LC/EUR)	1.6	1.6	1.6	1.6
EUR equivalent	121.4	—	—	121.4	118.7
British Pound
National amount (LC)	(236.1)	(0.1)	—	(236.3)	(204.1)
Average forward rate (LC/EUR)	0.9	0.9	0.9	0.9
EUR equivalent	(258.9)	(0.1)	—	(259.0)	(239.8)
Canadian Dollar
National amount (LC)	(5.0)	—	—	(5.0)	(5.0)
Average forward rate (LC/EUR)	1.5	1.5	1.5	1.5
EUR equivalent	(3.3)	—	—	(3.3)	(3.4)
Chinese Yuan
National amount (LC)	42.6	26.6	—	69.2	—
Average forward rate (LC/EUR)	7.9	7.9	7.9	7.9
EUR equivalent	5.4	3.4	—	8.7	—
Euro
National amount (LC)	425.6	19.4	13.8	458.7	737.3
Average forward rate (LC/EUR)	1.0	1.0	1.0	1.0
EUR equivalent	425.6	19.4	13.8	458.7	737.3
Indian Rupee
National amount (LC)	4,258.6	672.0	(0.3)	4,930.3	—
Average forward rate (LC/EUR)	84.6	84.6	84.6	84.6
EUR equivalent	50.4	7.9	(0.0)	58.3	—
Indonesian Rupee
National amount (LC)	403,969.0	—	—	403,969.0	—
Average forward rate (LC/EUR)	16,011.8	16,011.8	16,011.8	16,011.8
EUR equivalent	25.2	—	—	25.2	—
Japanese Yen
National amount (LC)	2,283.2	(125.6)	—	2,157.7	4,376.7
Average forward rate (LC/EUR)	120.6	120.6	120.6	120.6
EUR equivalent	18.9	(1.0)	—	17.9	35.9

F-105

	June 30, 2020				December 31, 2019
	Maturity				Maturity
	1-12	12-24	Beyond 24
(In millions except for rates)	months	months	months	Total	Total
Kuwaiti Dinar
National amount (LC)	(1.9)	—	—	(1.9)	—
Average forward rate (LC/EUR)	0.3	0.3	0.3	0.3
EUR equivalent	(5.4)	—	—	(5.4)	—
Malaysian Ringgit
National amount (LC)	324.9	133.5	—	458.4	359.0
Average forward rate (LC/EUR)	4.8	4.8	4.8	4.8
EUR equivalent	67.7	27.8	—	95.5	78.1
Mexican Pesos
National amount (LC)	(305.0)	—	—	(305.0)	(300.0)
Average forward rate (LC/EUR)	25.9	25.9	25.9	25.9
EUR equivalent	(11.8)	—	—	(11.8)	(14.1)
Norwegian krone
National amount (LC)	(8.2)	—	—	(8.2)	426.1
Average forward rate (LC/EUR)	10.9	10.9	10.9	10.9
EUR equivalent	(0.8)	—	—	(0.8)	43.2
Singapore Dollar
National amount (LC)	1.4	—	—	1.4	1.6
Average forward rate (LC/EUR)	1.6	1.6	1.6	1.6
EUR equivalent	0.9	—	—	0.9	1.1
U.A.E Dirham
National amount (LC)	(1.1)	—	—	(1.1)	—
Average forward rate (LC/EUR)	4.1	4.1	4.1	4.1
EUR equivalent	(0.3)	—	—	(0.3)	—
U.S Dollar
National amount (LC)	(283.0)	348.6	(28.2)	37.3	(823.2)
Average forward rate (LC/EUR)	1.1	1.1	1.1	1.1
EUR equivalent	(252.8)	311.4	(25.2)	33.4	(733.0)

Fair value amounts for all outstanding derivative instruments have been determined using available market information and commonly accepted valuation methodologies. Accordingly, the estimates presented may not be indicative of the amounts that The Technip Energies Group would realize in a current market exchange and may not be indicative of the gains or losses The Technip Energies Group may ultimately incur when these contracts are settled.

The following table presents the location and fair value amounts of derivative instruments reported in the condensed combined statement of financial position:

	June 30, 2020		December 31, 2019
(In millions)	Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments
Foreign exchange contracts
Current – Derivative financial instruments	€9.7	€43.9	€7.9	€42.2
Long-term – Derivative financial instruments	0.9	12.1	1.4	13.7
Total derivatives designated as hedging instruments	10.6	56.0	9.3	55.9
Derivatives not designated as hedging instruments
Foreign exchange contracts
Current – Derivative financial instruments	2.0	—	7.1	—
Total derivatives not designated as hedging instruments	2.0	—	7.1	—
Total derivatives	€12.6	€56.0	€16.4	€55.9

F-106

Cash flow hedges

Foreign exchange forward contracts listed above are designated as hedging instruments in cash flow hedges of forecast sales and forecast purchases in different local currencies. These forecast transactions are highly probable. The foreign exchange forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign exchange forward rates.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the foreign exchange forward contracts match the terms of the expected highly probable forecast transactions (i.e., notional amount and expected payment date). The Technip Energies Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the foreign exchange forward contracts are identical to the hedged risk components. To test the hedge effectiveness, The Technip Energies Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks.

Hedge ineffectiveness can arise from:

•	Differences in the timing of the cash flows of the hedged items and the hedging instruments

•	Different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments

•	Changes to the forecasted amount of cash flows of hedged items and hedging instruments

The Technip Energies Group recognized loss of €5.4 million and €14.5 million for the six months ended June 30, 2020 and 2019, respectively, due to discontinuance of hedge accounting as it was probable that the original forecasted transaction would not occur. Cash flow hedges of forecasted transactions, net of tax, resulted in accumulated other comprehensive (loss)/income of €(15.3) million and 3.3 million at June 30, 2020 and 2019, respectively. The Technip Energies Group expects to transfer an approximately €6.6 million loss from accumulated OCI to earnings during the next 12 months when the anticipated transactions actually occur. All anticipated transactions currently being hedged are expected to occur by the second half of 2023.

The following represents the effect of cash flow hedge accounting on the condensed combined statements of income for the six months ended June 30, 2020 and 2019:

Location of cash flow hedge gain (loss) reclassified from accumulated OCI	Gain (Loss) reclassified from accumulated OCI
into profit (loss)	into profit (loss) (Effective portion)
	Six months ended June 30
(In millions)	2020	2019
Foreign exchange contracts
Other income (expenses), net	€(1.1)	€(3.2)
Total	€(1.1)	€(3.2)

	Gain (Loss) recognized in profit
	(loss) (Ineffective portion and amount excluded
Location of cash flow hedge gain (loss) recognized in profit (loss)	from effectiveness testing)
	Six months ended June 30
(In millions)	2020	2019
Foreign exchange contracts
Other income (expenses), net	€(5.4)	€(14.5)
Total	€(5.4)	€(14.5)

F-107

Impact of hedging on invested equity

The following is the reconciliation of cash flow hedge reserve in OCI:

	Cash flow hedge reserve
	Six Months Ended
	June 30,	June 30,
(In millions)	2020	2019

Balance at beginning of the year	€(10.2)	€(5.1)
Effective portion of changes in fair value	(7.3)	14.9
Amount reclassified to profit or loss	(1.1)	(3.2)
Amount transferred to inventories	—	—
Tax effect	3.3	(3.3)
Balance at end of the year	€(15.3)	€3.3

13.3	Offsetting financial assets and financial liabilities

The Technip Energies Group executes derivative contracts with counterparties that consent to a master netting agreement, which permits net settlement of the gross derivative assets against gross derivative liabilities. Each instrument is accounted for individually and assets and liabilities are not offset. As of June 30, 2020 and December 31, 2019, The Technip Energies Group had no collateralized derivative contracts. The following tables present both gross information and net information of recognized derivative instruments:

	June 30, 2020			December 31, 2019
		Gross Amounts			Gross Amounts
		Not Offset			Not Offset
		Permitted			Permitted
		Under Master			Under Master
	Gross Amount	Netting		Gross Amount	Netting
(In millions)	Recognized	Agreements	Net Amount	Recognized	Agreements	Net Amount

Derivative assets	€12.6	€(5.5)	€7.1	€16.4	€(8.5)	€7.9
Derivative liabilities	€56.0	€(5.5)	€50.5	€55.9	€(8.5)	€47.4

NOTE 14. RELATED PARTY TRANSACTIONS

Receivables, payables, revenues and expenses which are included in the combined financial statements for all transactions with related parties, defined as entities related to TechnipFMC’s directors and TechnipFMC’s main shareholders as well as the partners of the Technip Energies Group’s joint ventures and affiliate, were as follows.

14.1	Transactions with related parties and equity affiliates

Trade receivables consisted of receivables due from the following related parties:

	As of
	June 30,	December 31,
(In millions)	2020	2019
TP JGC Coral France SNC	€32.1	€35.6
TTSJV WLL	15.0	19.9
Others	11.8	3.1
Total trade receivables	€58.9	€58.6

TP JGC Coral France SNC is an equity method affiliate.

F-108

Trade payables consisted of payables due to following related parties:

	As of
	June 30,	December 31,
(In millions)	2020	2019
Chiyoda	€14.9	€22.1
JGC Corporation	3.7	13.4
Others	0.5	2.5
Total trade payables	€19.1	€38.0

Chiyoda and JGC Corporation are joint venture partners on Yamal project.

Revenue consisted of amount from following related parties:

	Six months ended
	June 30,	June 30,
(In millions)	2020	2019
TTSJV WLL	€25.6	€66.6
TP JGC Coral France SNC	17.4	68.8
Others	6.3	—
Total revenue	€49.3	€135.4

A member of TechnipFMC’s Board of Directors serves on the Board of Directors of Anadarko Petroleum Company.

Expenses consisted of amount to following related parties:

	Six months ended
	June 30,	June 30,
(In millions)	2020	2019
JGC Corporation	€0.3	€16.7
Chiyoda	0.0	15.6
Others	0.4	14.6
Total expenses	€0.7	€46.9

14.2	Transactions with TechnipFMC

The Technip Energies Group maintains business relations with direct and indirect subsidiaries of TechnipFMC through its legal entities. During the reporting periods, The Technip Energies Group was integrated into the groupwide cash pooling and cash management systems of TechnipFMC.

The components of Net Contributions From / (Distributions To) TechnipFMC in the combined statement of changes in invested equity for the periods presented were as follows:

	Six months ended
	June 30,	June 30,
(In millions)	2020	2019
Corporate allocations	€140.2	€144.4
Changes in the cash pooling balances	36.4	(371.2)
Net (dividend to)/distribution from TechnipFMC	€(94.6)	€102.9
Total net contributions from / (distributions to) TechnipFMC per combined statements of changes in invested equity	€82.0	€(123.9)

F-109

A reconciliation of Net Contributions From / (Distributions To) TechnipFMC to the corresponding amounts presented in the combined statement of cash flows for the periods presented is as follows:

(In millions)	June 30, 2020	June 30, 2019
Net contributions from / (distributions to) TechnipFMC per combined statements of changes in invested equity	€82.0	€(123.9)
Corporate allocations	(140.2)	(144.4)
Net non-monetary contribution to TechnipFMC	(103.1)	(240.0)
Total net contributions from / (distributions to) TechnipFMC per combined statements of cash flows	€(161.3)	€(508.3)

Due from TechnipFMC consisted of:

	As of
	June 30,	December 31,
(In millions)	2020	2019
Trade receivable	€68.6	€14.9
Loans due from TechnipFMC	5.7	1.1
Total financial assets due from TechnipFMC	€74.3	€16.0

Trade and other receivable comprise items arising in the ordinary course of business. Loans due from TechnipFMC represent discrete loans separately negotiated between TechnipFMC and affiliates of the Technip Energies Group for various business and financing reasons during the reporting periods.

F-110

Due to TechnipFMC consisted of:

	As of
	June 30,	December 31,
(In millions)	2020	2019
Trade payable	€215.4	€20.3
Loans due to TechnipFMC	64.4	4.6
Total due to TechnipFMC	€279.8	€24.9

Trade and other payables comprise items arising in the ordinary course of business. Loans due to TechnipFMC represent discrete loans separately negotiated between TechnipFMC and the affiliates of the Technip Energies Group for various business and financing reasons during the reporting period. These loans are considered as related party loans in these combined financial statements.

Related party revenue and operating expenses with TechnipFMC in the interim condensed combined income statement consisted of:

	Six months ended
	June 30,	June 30,
(In millions)	2020	2019
Revenue	€27.6	€28.5
Expenses	19.2	6.3

The Technip Energies Group’s revenues and expenses comprise items arising in the ordinary course of business. Expenses also include the allocation of general corporate expenses from TechnipFMC for certain management and support functions which are provided on a centralized basis within TechnipFMC.

Equity transactions with TechnipFMC has been presented in the combined statements of changes in the reserve Invested Equity And Retained Earnings.

NOTE 15. MARKET RELATED EXPOSURE

15.1	Liquidity risk

The Technip Energies Group was integrated into the liquidity management system of TechnipFMC during the six months ended June 30, 2020. The primary objectives of liquidity management consist of meeting the continuing funding requirements of TechnipFMC global operations with cash generated by such operations and TechnipFMC’s existing Facility Agreement.

Cash pooling and external financing are largely centralized at TechnipFMC. Funds are provided to TechnipFMC companies, including the Technip Energies Group companies, as needed on the basis of an ²in-house banking² solution.

The financing requirements of TechnipFMC companies are determined based on the basis of short- and medium-term liquidity planning. The financing of TechnipFMC is controlled and implemented centrally on a forward-looking basis in accordance with the planned liquidity requirements or surplus. Relevant planning factors taken into consideration include operating cash flow, capital expenditures, divestments, margin payments and the maturities of financial liabilities. Under current U.S. law, as amended by the Tax Cuts and Jobs Act, signed into law on December 22, 2017, any repatriation to the United States in the form of a dividend would generally be eligible for a 100% dividend received deduction and therefore would not be subject to U.S. federal income tax.

Operating cash flows

The Technip Energies Group generated €473.3 million and €601.9 million of cash from operating activities during the six months ended June 30, 2020 and 2019. The decrease in cash generated by operating activities was primarily due to a significant decrease in Trade receivables, net and contract assets during the six months ended June 30, 2020.

Investing cash flows

Investing activities consumed €20.4 million of during the six months ended June 30, 2020 as compared to €7.0 million of cash generated during the six months ended June 30, 2019.

F-111

Financing cash flows

Financing activities used €348.1 million and €1,080.1 million of cash during the six months ended June 30, 2020 and 2019, respectively. The decrease in cash used by financing activities was primarily due to the decrease of commercial papers and the net distribution to TechnipFMC.

Commercial paper program and Credit facility

Under the commercial paper program, The Technip Energies Group has the ability to access up to €1.0 billion of financing through its commercial paper dealers. The Technip Energies Group had €513 million and €580 million of commercial paper issued under the facility as of June 30, 2020 and December 31, 2019, respectively. Refer to Note 9 for more details.

The following is a summary of the credit facility at June 30, 2020:

			Commercial
		Debt	paper	Letters of	Unused
(In millions)	Amount	Outstanding	Outstanding	credit	capacity	Maturity
Five-year revolving credit facilities	€1,000.0	€—	€513.0	€—	€487.0	January 2023

Our available capacity under our revolving credit facility is reduced by any outstanding commercial paper. As of June 30, 2020, all restrictive covenants were in compliance under the revolving credit facility.

F-112

15.2	Foreign currency exchange rate risk

The Technip Energies Group is integrated into the foreign currency risk management system of TechnipFMC. TechnipFMC conducts operations around the world in a number of different currencies. Many of The Technip Energies Group’ significant foreign subsidiaries have designated the local currency as their functional currency. Earnings are therefore subject to change due to fluctuations in foreign currency exchange rates when the earnings in foreign currencies are translated into U.S. dollars. The Technip Energies Group does not hedge this translation impact on earnings.

When transactions are denominated in currencies other than The Technip Energies Group’ subsidiaries’ respective functional currencies, The Technip Energies Group manages these exposures through the use of derivative instruments. The Technip Energies Group primarily uses foreign currency forward contracts to hedge the foreign currency fluctuation associated with firmly committed and forecasted foreign currency denominated payments and receipts. The derivative instruments associated with these anticipated transactions are usually designated and qualify as cash flow hedges, and as such the gains and losses associated with these instruments are recorded in other comprehensive income until such time that the underlying transactions are recognized. Unless these cash flow contracts are deemed to be ineffective or are not designated as cash flow hedges at inception, changes in the derivative fair value will not have an immediate impact on results of operations since the gains and losses associated with these instruments are recorded in other comprehensive income. When the anticipated transactions occur, these changes in value of derivative instrument positions will be offset against changes in the value of the underlying transaction. When an anticipated transaction in a currency other than the functional currency of an entity is recognized as an asset or liability on the statement of financial position, we also hedge the foreign currency fluctuation of these assets and liabilities with derivative instruments after netting The Technip Energies Group’ exposures worldwide. These derivative instruments do not qualify as cash flow hedges.

Occasionally, The Technip Energies Group enters into contracts or other arrangements containing terms and conditions that qualify as embedded derivative instruments and are subject to fluctuations in foreign exchange rates. In those situations, The Technip Energies Group enters into derivative foreign exchange contracts that hedge the price or cost fluctuations due to movements in the foreign exchange rates. These derivative instruments are not designated as cash flow hedges.

For certain committed and anticipated future cash flows and recognized assets and liabilities which are denominated in a foreign currency The Technip Energies Group may choose to manage its risk against changes in the exchange rates, when compared against the functional currency, through the economic netting of exposures instead of derivative instruments. Cash outflows or liabilities in a foreign currency are matched against cash inflows or assets in the same currency such that movements in exchanges rates will result in offsetting gains or losses. Due to the inherent unpredictability of the timing of cash flows, gains and losses in the current period may be economically offset by gains and losses in a future period. All gains and losses are recorded in the condensed combined statements of income in the period in which they are incurred. Gains and losses from the remeasurement of assets and liabilities are recognized in other income (expense).

15.3	Interest rate risk

The Technip Energies Group was generally financed using the TechnipFMC’s cash pooling system. Cash pooling balances bear interest on normal market terms and conditions (rates of interest for specific maturities and currencies). Individual The Technip Energies Group companies that are not included in the TechnipFMC cash pool due to legal restrictions arrange financing independently or deposit their excess liquidity with leading local banks.

The Technip Energies Group assesses effectiveness of forward foreign currency contracts designated as cash flow hedges based on changes in fair value attributable to changes in spot rates. The Technip Energies Group excludes the impact attributable to changes in the difference between the spot rate and the forward rate for the assessment of hedge effectiveness and recognizes the change in fair value of this component immediately in earnings. Considering that the difference between the spot rate and the forward rate is proportional to the differences in the interest rates of the countries of the currencies being traded, The Technip Energies Group has exposure in the unrealized valuation of its forward foreign currency contracts to relative changes in interest rates between countries in results of operations. Based on The Technip Energies Group’ portfolio as of June 30, 2020, The Technip Energies Group has material positions with exposure to interest rates in the United States, Canada, Australia, Brazil, the United Kingdom, Singapore, the European Community and Norway.

F-113

15.4	Credit risk

Valuations of derivative assets and liabilities reflect the value of the instruments, including the values associated with counterparty risk. These values must also take into account The Technip Energies Group’ credit standing, thus including in the valuation of the derivative instrument the value of the net credit differential between the counterparties to the derivative contract. The methodology includes the impact of both counterparty and its own credit standing. Adjustments to derivative assets and liabilities related to credit risk were not material for any period presented.

By their nature, financial instruments involve risk, including credit risk, for non-performance by counterparties. Financial instruments that potentially subject us to credit risk primarily consist of trade receivables, contract assets, contractual cash flows from debt instruments (primarily loans), cash equivalents and deposits with banks, as well as derivative contracts. The Technip Energies Group manages the credit risk on financial instruments by transacting only with what management believes are financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties’ financial condition. The maximum exposure to credit loss in the event of nonperformance by the counterparty is limited to the amount drawn and outstanding on the financial instrument. The Technip Energies Group mitigates credit risk on derivative contracts by executing contracts only with counterparties that consent to a master netting agreement, which permits the net settlement of gross derivative assets against gross derivative liabilities.

The Technip Energies Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.

The Technip Energies Group’ trade receivables and contracts assets constitute a homogeneous portfolio, therefore, to measure the expected credit losses, trade receivables and contract assets have been grouped based on a selection of The Technip Energies Group’ subsidiaries that cover a representative part of The Technip Energies Group’ combined trade receivables and contract assets at each period end. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Technip Energies Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets.

Additional information about credit risk is incorporated herein by reference to Note 13.

NOTE 16. SUBSEQUENT EVENT

On October 7, 2020 we signed a Memorandum of Understanding with McPhy Energy S.A. (‘‘McPhy’’), a leading manufacturer and supplier of carbon-free hydrogen production and distribution equipment, pursuant to which we will jointly work on technology development and project implementation. Following a €180 million private placement offering, whose result was announced by McPhy on October 14, 2020, we also subscribed to 638,297 shares for €15 million that represents 2.29% of McPhy’s capital. Pursuant to the shares subscription agreement, we will receive representation on the Board of Directors, subject to approval at the next McPhy shareholders’ general meeting to be held on or before January 31, 2021.

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Auditor’s review report on the

interim condensed combined financial statements

For the period from January 1, 2020 to June 30, 2020

To the Board of Directors and Shareholders of TechnipFMC plc

In accordance with Commission Regulation (EC) n°809/2004, Technip Energies, a business of TechnipFMC plc, (“the Company”), will issue a prospectus in the context of an offer to the public and admission of equity securities to trading on the regulated market of Euronext.

We have reviewed the accompanying interim condensed combined financial statements, prepared for purposes of the prospectus, for the period from January 1, 2020 to June 30, 2020, as attached to this report.

These interim condensed combined financial statements were approved by the Board of Directors of TechnipFMC on November 6, 2020, based on the information available at that date in the evolving context of the Covid-19 health crisis and of difficulties in assessing its impact and future prospects.

These interim condensed combined financial statements are the responsibility of the Board of Directors of TechnipFMC. Our role is to express a conclusion on these interim condensed combined financial statements based on our review.

We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with ISRE 2410 and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed combined financial statements are not prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34, a standard of the IFRS as adopted by the European Union applicable to interim financial reporting.

This report shall be governed by, and construed in accordance with, French law and professional standards applicable in France. The Courts of France shall have exclusive jurisdiction in relation to any claim, difference or dispute which may arise out of or in connection with our engagement letter or this report.

Paris, France

February 5, 2021

PricewaterhouseCoopers Audit

Edouard Demarcq

PricewaterhouseCoopers Audit, 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex

Téléphone: +33 (0)1 56 57 58 59, Fax: +33 (0)1 56 57 58 60, www.pwc.fr

Société d’expertise comptable inscrite au tableau de l’ordre de Paris - Ile de France. Société de commissariat aux comptes membre de la compagnie régionale de Versailles.Société par Actions Simplifiée au capital de 2 510 460 €. Siège social : 63 rue de Villiers 92200 Neuilly-sur-Seine. RCS Nanterre 672 006 483. TVA n° FR 76 672 006 483. Siret 672 006 483 00362. Code APE 6920 Z. Bureaux : Bordeaux, Grenoble, Lille, Lyon, Marseille, Metz, Nantes, Neuilly-Sur-Seine, Nice, Poitiers, Rennes, Rouen, Strasbourg, Toulouse.

F-115

Technip Energies N.V.
6-8 Allée de l'Arche Faubourg de l'Arche ZAC Danton 92400 Courbevoie France
LEGAL ADVISORS TO TECHNIP ENERGIES N.V.
As to Dutch law De Brauw Blackstone Westbroek N.V. Claude Debussylaan 80 1082 MD Amsterdam The Netherlands

As to French, English and U.S. law

Latham & Watkins AARPI

45, rue Saint Dominique

75007 Paris

France

Latham & Watkins (London) LLP

99 Bishopsgate

London EC2M 3XF

United Kingdom

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

United States

INDEPENDENT AUDITOR
PricewaterhouseCoopers Audit S.A.S. 63 rue de Villiers 92208 Neuilly-sur-Seine Cedex France